

June 18, 2025

Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: MIAX PEARL, LLC (“PEARL”)
Amendment 2025-12 to Form 1 Application

Dear Sir/Madam:

Enclosed for official filing pursuant to Rule 6a-2(c) is Amendment 2025-12 to the Form 1 Application of PEARL, which includes the following changes:

Exhibits A, B, C & J – Triennial filing pursuant to Rule 6a-2(c)

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/18/25	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MIAX PEARL, LLC

2. Provide the applicant's primary street address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
Telephone: 609-897-7300; Facsimile: 609-987-2210

25000249

5. Provide the name, title and telephone number of a contact employee:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
609-897-7315

6. Provide the name and address of counsel for the applicant:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
MIAX PEARL, LLC
7 Roszel Road, Suite 1A
Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 02/11/16 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX PEARL, LLC

Date: June 18, 2025

By: ________________
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 18th day of June, 2025.

____
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2029

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT A

Exhibit Request:

A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Response:

The following materials are submitted by MIAX PEARL, LLC (“PEARL” or the “Exchange”) in response to this Exhibit A:

1. The Restated Certificate of Formation of MIAX PEARL, LLC dated November 12, 2020 is attached.

2. The Second Amended and Restated Limited Liability Company Agreement of MIAX PEARL, LLC dated November 12, 2020 is attached.

3. The Amended and Restated By-Laws of MIAX PEARL, LLC dated February 10, 2025 are attached.

EXHIBIT B

Exhibit Request:

A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Response:

The Rules of the Exchange dated as of June 11, 2025, are attached.

EXHIBIT C

<u>Exhibit Request</u>:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange (“System”), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

<u>Response</u>:

A. MIAMI INTERNATIONAL HOLDINGS, INC.

1. *Name*: Miami International Holdings, Inc.
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on November 14, 2007.

4. *Brief description of nature and extent of affiliation*: MIAX PEARL, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc. (“MIH”).

5. *Brief description of business or functions*: Miami International Holdings, Inc. is a holding company which holds 100% of the equity of:
   - Miami International Securities Exchange, LLC;
   - MIAX PEARL, LLC;
   - MIAX Emerald, LLC;
   - MIAX Sapphire, LLC;
   - Miami International Technologies, LLC;
   - MIAX Global Derivatives, LLC, the sole member and owner of 100% of the equity and voting securities of (i) M 402 Holdings, LLC, which is the sole member and owner of 100% of the equity and voting securities of MIAX Futures Exchange, LLC, and (ii) M 7 Holdings, LLC, which is the sole member and owner of 100% of the equity and voting securities of LedgerX LLC d/b/a MIAX Derivatives Exchange;
   - M 9 Holdings, LLC;
   - The Bermuda Stock Exchange;
   - MGEX Real Estate Holdings, LLC;
   - MIAX Global, LLC;
   - MIAX Products, LLC;
   - Dorman Trading, LLC;
   - MIH East Holdings, Limited; and
   - The International Stock Exchange Group Limited which is the sole owner of The International Stock Exchange Authority Limited.

   Miami International Holdings, Inc. is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Incorporation dated October 16, 2015 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated By-Laws dated June 27, 2015 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

Officers of Miami International Holdings, Inc.

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President and Chief Regulatory Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Joseph Bracco	Executive Vice President – Global Head of Sales

Name	Title
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Executive Vice President – Business Systems Development
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Kelly Brown	Senior Vice President – Derivative Products and Business Development
Steven F. Ivey	Senior Vice President – Futures Risk Management
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Charles Blades	Vice President – Controller
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Strategic Planning and Business Development
Margo Bailey	Vice President – Senior Counsel
Liang Cao	Vice President – Business Systems Development
Jonathan Dowd	Vice President – Business Strategy
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Lindsay R. Hopkins	Vice President – Senior Counsel
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Brendan Murphy	Vice President – Member Relations and Development
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Peter D. Sparby	Vice President
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Alessandra Corona	Assistant Vice President – Associate Counsel
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel

Name	Title
Matt Leisen	Assistant Vice President – Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel
Carmen Stuhlmann	Assistant Vice President – Associate Counsel

The officers of Miami International Holdings, Inc. serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. serve at the direction of the Board of Directors.

Directors of Miami International Holdings, Inc.

Directors
Thomas P. Gallagher (Chair)
Talal Jassim Al-Bahar
Abdulwahab Ahmad Al-Nakib
Michael P. Ameen
Albert M. Barro, Jr.
John Beckelman
Lee Becker
Barry J. Belmont
Ricardo Blach
Christopher Brady
David Brown
Kurt M. Eckert
Khaled Magdy El-Marsafy
William W. Hopkins
Mark I. Massad
Jack G. Mondel
Lisa Moore
Jamil Nazarali
William J. O'Brien III
Robert D. Prunetti
Mark F. Raymond
Douglas M. Schafer Jr.
Cynthia Schwarzkopf
Paul V. Stahlin
J. Gray Teekell
Jassem Hassan Zainal

Directors of Miami International Holdings, Inc. serve one year terms.

Committees of Miami International Holdings, Inc.

Audit Committee
Paul V. Stahlin (Chair)
Michael P. Ameen
Khaled Magdy El-Marsafy
Robert D. Prunetti

Compensation Committee
Talal Jassim Al-Bahar (Chair)
Christopher D. Brady
Mark F. Raymond
Cynthia Schwarzkopf
J. Gray Teekell

Risk Committee
Lisa Moore (Chair)
Kurt M. Eckert
Paul V. Stahlin

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

B. MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

1. *Name*: Miami International Securities Exchange, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on September 10, 2007.

4. *Brief description of nature and extent of affiliation:* Miami International Securities Exchange, LLC is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Miami International Securities Exchange, LLC ("MIAX") is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX operates a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Third Amended and Restated Limited Liability Company Agreement dated November 12, 2020, and Amended and Restated By-Laws dated February 10, 2025 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

Officers of Miami International Securities Exchange, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Joseph Bracco	Executive Vice President – Global Head of Sales
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Executive Vice President – Business Systems Development
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Charles Blades	Vice President – Controller
Peter Bon Viso	Vice President – Regulatory Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Strategic Planning and Business Development
Liang Cao	Vice President – Business Systems Development

Name	Title
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Brendan Murphy	Vice President – Member Relations and Development
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Bruce Ulriksen	Vice President – Regulatory Operations, Trading Floor Oversight
Gregory Ziegler	Vice President – Senior Counsel
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of Miami International Securities Exchange, LLC serve until their successors are appointed in accordance with the By-Laws of Miami International Securities Exchange, LLC. Officers of Miami International Securities Exchange, LLC will serve at the direction of the Board of Directors.

Directors of Miami International Securities Exchange, LLC

Directors
Thomas P. Gallagher (Chair)
Michael P. Ameen
Lindsay L. Burbage
Robert Castrignano
Marianne Deane
John DiBacco, Jr.
David Dooman

Leslie Florio
Lawrence E. Jaffe
Paul Jiganti
John A. Kinahan
William V. Looney, Jr.
John E. McCormac
Nathaniel Pomeroy
Robert D. Prunetti
Joseph Sellitto
Cynthia Schwarzkopf
J. Gray Teekell
Observers
John Fischer

<u>Standing Committees of Miami International Securities Exchange, LLC</u>

Audit Committee
Robert D. Prunetti (Chair)
Michael P. Ameen
John E. McCormac

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence Jaffe (Chair)
Robert Castrignano
Nathaniel Pomeroy

Technology Committee
Leslie Florio (Chair)
Robert Castrignano
Marianne Deane
David Dooman
John A. Kinahan
John E. McCormac
Nathaniel Pomeroy
Cynthia Schwarzkopf
J. Gray Teekell

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

C. MIAX EMERALD, LLC

1. *Name*: MIAX Emerald, LLC
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on January 30, 2018.

4. *Brief description of nature and extent of affiliation*: MIAX Emerald, LLC ("MIAX Emerald") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Emerald is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX Emerald operates a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated February 10, 2025 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Emerald, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Joseph Bracco	Executive Vice President – Global Head of Sales
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations

Name	Title
Randy Foster	Executive Vice President – Business Systems Development
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Charles Blades	Vice President – Controller
Peter Bon Viso	Vice President – Regulatory Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Strategic Planning and Business Development
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Brendan Murphy	Vice President – Member Relations and Development
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Bruce Ulriksen	Vice President – Regulatory Operations, Trading Floor Oversight
Gregory Ziegler	Vice President – Senior Counsel
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel

Name	Title
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of MIAX Emerald, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX Emerald, LLC. Officers of MIAX Emerald, LLC will serve at the direction of the Board of Directors.

Directors of MIAX Emerald, LLC

Directors
Thomas P. Gallagher (Chair)
Lindsay L. Burbage
Marianne Deane
Kurt M. Eckert
David S. Fleming
Leslie Florio
Kimberly M. Guadagno
Richard Herr
Adam Hoffman
Paul Jiganti
Joseph M. Kyrillos Jr.
John E. McCormac
Robert D. Prunetti
Liam Smith

Standing Committees of MIAX Emerald, LLC

Audit Committee
Robert D. Prunetti (Chair)
Joseph M. Kyrillos Jr.
John E. McCormac

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Kimberly M. Guadagno

Appeals Committee
Marianne Deane (Chair)
Kurt M. Eckert
Paul Jiganti

Technology Committee
Leslie Florio (Chair)
Marianne Deane
David S. Fleming
John E. McCormac

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

D. MIAX SAPPHIRE, LLC

1. *Name*: MIAX Sapphire, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on April 6, 2023.

4. *Brief description of nature and extent of affiliation*: MIAX Sapphire, LLC ("MIAX Sapphire") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Sapphire is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX Sapphire intends to operate a fully electronic options trading platform as well as a trading floor in Miami, Florida.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated April 6, 2023 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated July 10, 2024 and Amended and Restated By-Laws dated February 10, 2025 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Sapphire, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary

Name	Title
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Joseph Bracco	Executive Vice President – Global Head of Sales
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Executive Vice President – Business Systems Development
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Charles Blades	Vice President – Controller
Peter Bon Viso	Vice President – Regulatory Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Strategic Planning and Business Development
Liang Cao	Vice President – Business Systems Development
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Brendan Murphy	Vice President – Member Relations and Development
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations

Name	Title
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Bruce Ulriksen	Vice President – Regulatory Operations, Trading Floor Oversight
Gregory Ziegler	Vice President – Senior Counsel
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

Directors of MIAX Sapphire, LLC

Directors
Thomas P. Gallagher (Chair)
Michael P. Ameen
Lindsay L. Burbage
Marianne Deane
Leslie Florio
Michael Gorczowski
Kenneth Lozier
John E. McCormac
Robert D. Prunetti
David Silber

Standing Committees of MIAX Sapphire, LLC

Appeals Committee
Marianne Deane (Chair)
Michael Gorczowski
David Silber

Audit Committee
Robert D. Prunetti (Chair)
Michael P. Ameen
John E. McCormac

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Kenneth Lozier

Technology Committee
Leslie Florio (Chair)
Marianne Deane
John E. McCormac

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

E. MIAMI INTERNATIONAL TECHNOLOGIES, LLC

1. *Name*: Miami International Technologies, LLC
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 12, 2010.

4. *Brief description of nature and extent of affiliation*: Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Technologies engages in the sale and licensing of trading and information technology to unrelated third parties.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 29, 2011 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Technologies, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer Jr.	President and Chief Information Officer

Name	Title
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Harish Jayabalan	Executive Vice President – Chief Information Security Officer
Matthew Rotella	Executive Vice President – Chief Technology Officer
Randy Foster	Executive Vice President – Business Systems Development
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Rodney Hester	Senior Vice President – Systems Infrastructure
Charles Blades	Vice President – Controller
Mitchell Garfinkel	Vice President – Finance
James O'Neil	Vice President and Director of Physical Security and Safety
Tia Toms	Vice President – Administration

Directors of Miami International Technologies, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

F. MIAX GLOBAL DERIVATIVES, LLC

1. *Name*: MIAX Global Derivatives, LLC(formerly MIAX Futures Holdco, LLC)
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on March 12, 2024.

4. *Brief description of nature and extent of affiliation*: MIAX Global Derivatives, LLC ("MIAX Global Derivatives") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner. M 402 Holdings, LLC, and M 7 Holdings, LLC, are wholly-owned subsidiaries of MIAX Global Derivatives.

5. *Brief description of business or functions*: MIAX Global Derivatives is a holding company for futures businesses.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated March 12, 2024 and Certificate of Amendment dated October 4, 2024 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated October 4, 2024 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of MIAX Global Derivatives, LLC</u>

Name	Title
Troy McDonald Kane	Chief Executive Officer
Joseph W. Ferraro III	President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Kaitlin Meyer	Vice President – Chief Commercial Officer

<u>Directors of MIAX Global Derivatives, LLC</u>

Directors
Thomas P. Gallagher
Kurt M. Eckert

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

G. M 9 HOLDINGS, LLC

1. *Name*: M 9 Holdings, LLC (formerly MIAX Futures, LLC)
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on November 30, 2007.

4. *Brief description of nature and extent of affiliation*: M 9 Holdings, LLC ("M 9") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: M 9 has operated as a holding company for the outstanding membership interests in ConvexityShares, LLC. ConvexityShares, LLC was merged into M 9 on March 19, 2025.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated March 10, 2021 and Certificate of Amendment dated April 25, 2024 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Third Amended and Restated Limited Liability Company Agreement dated May 1, 2024 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 9 Holdings, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 9 Holdings, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

H. THE BERMUDA STOCK EXCHANGE

1. *Name*: The Bermuda Stock Exchange
Address: 110 Pitts Bay Road, 4th Floor, Pembroke, Bermuda HM 08

2. *Form of organization*: A body corporate incorporated pursuant to The Bermuda Stock Exchange Act 1992.

3. *Name of state, statute under which organized and date of incorporation*: Bermuda, The Bermuda Stock Exchange Company Act 1992, on March 10, 1993.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX").

5. *Brief description of business or functions*: Stock Exchange located in Pembroke, Bermuda.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated March 10, 1993, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Bye-Laws dated July 21, 2003, are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of The Bermuda Stock Exchange

Name	Title
Gregory A. Wojciechowski	President & Chief Executive Officer
Gregory A. Wojciechowski	Secretary
Ailish Byrne	Chief Compliance Officer
Jacintha Pogson-Hughes	Chief Administration Officer

Council (Directors) of The Bermuda Stock Exchange

Council
Thomas P. Gallagher (Chair)
David Brown (Deputy Chair)
Jeff Conyers
Marianne Deane
Kurt M. Eckert
Caroline Kennedy
Mark Massad
Michael Neff
Robert D. Prunetti
Cynthia Schwarzkopf
Murray Stahl
Gregory A. Wojciechowski

Committees of The Bermuda Stock Exchange

Business Development Committee
Jeff Conyers
Michael Neff
Gregory A. Wojciechowski

Compensation Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Michael Neff

Executive Management Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Michael Neff

Listing Committee
Dudley Cottingham
Sharon Beesley
Miguel DaPonte
Gregory A. Wojciechowski
Gavin Woods

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

I. BSD NOMINEE LIMITED

1. *Name*: BSD Nominee Limited
Address: 110 Pitts Bay Road, 4th Floor, Pembroke, Bermuda HM 08

2. *Form of organization*: A body corporate incorporated pursuant to Bermuda, The Companies Act 1981.

3. *Name of state, statute under which organized and date of incorporation*: Organized in Bermuda under The Companies Act 1981 on October 24, 2001. Registered in Bermuda under Section 14 of The Companies Act 1981 on November 1, 2001.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX"). BSX is the owner of 100% of the outstanding shares of BSD Nominee Limited.

5. *Brief description of business or functions*: To be the legal owner of shares held for the benefit of account holders of the Bermuda Securities Depository of BSX and to provide nominee services in relation to such shares.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated October 24, 2001, and related documents is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of BSD Nominee Limited:

Name	Title
Gregory A. Wojciechowski	Secretary

Council (Directors) of BSD Nominee Limited

Council
Gregory A. Wojciechowski (Chair)
Ailish Byrne (Deputy Chair)

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

J. M 402 HOLDINGS, LLC

1. *Name*: M 402 Holdings, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 27, 2020.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Global Derivatives, LLC, which in turn is the sole member and owner of M 402 Holdings, LLC ("M 402"). MIAX Futures Exchange, LLC ("MIAX Futures") is a wholly-owned subsidiary of M 402.

5. *Brief description of business or functions*: M 402 is a holding company for the equity and voting securities of MIAX Futures.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated July 27, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 4, 2024 and Amended and Restated By-Laws dated June 4, 2024 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 402 Holdings, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 402 Holdings, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

K. MIAX FUTURES EXCHANGE, LLC

1. *Name*: MIAX Futures Exchange, LLC (formerly Minneapolis Grain Exchange, LLC)
Address: 400 S 4th St, Minneapolis, MN 55415

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on April 15, 2010; converted to an LLC (Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)), on December 4, 2020.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Global Derivatives, LLC, which in turn is the sole member and owner of M 402 Holdings, LLC, which in turn is the sole member and owner of 100% of the equity and voting securities of MIAX Futures Exchange, LLC ("MIAX Futures").

5. *Brief description of business or functions*: MIAX Futures is a designated contract market and derivatives clearing organization that operates under the regulatory oversight of the Commodity Futures Trading Commission pursuant to Section 5 of the Commodity Exchange Act 7 U.S.C. §7.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated October 3, 2024 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated October 1, 2024 and Amended and Restated Bylaws dated February 28, 2025 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of MIAX Futures Exchange, LLC</u>

Name	Title
Troy McDonald Kane	President
Jacob R. Fedje	Vice President – Head of Clearing and Chief Risk Officer
Lindsay R. Hopkins	Vice President – Chief Compliance Officer, Senior Counsel, Corporate Secretary
Joshua C. Markou	Chief Financial Officer & Treasurer
Ethan Ongstad	Vice President – Futures Business Strategy and Chief of Staff
Peter D. Sparby	Vice President – Chief Regulatory Officer

<u>Directors of MIAX Futures Exchange, LLC</u>

Directors
Thomas P. Gallagher (Chair)
De'Ana H. Dow
Michael V. Dunn
Kurt M. Eckert
David S. Fleming
Bradley Griffith
William V. Looney, Jr.
Kenneth Lozier
Christopher T. Matzdorf
Kerry L. Melius
Jill E. Sommers
Murray Stahl

<u>Standing Committees of MIAX Futures Exchange, LLC</u>

Executive Committee
Thomas P. Gallagher (Chair)
De'Ana H. Dow
Bradley Griffith
Kenneth W. Lozier
Kerry L. Melius

Audit Committee
Kurt M. Eckert (Chair)
De'Ana H. Dow
Michael V. Dunn
Bradley Griffith
Kenneth W. Lozier

Regulatory Oversight Committee
De'Ana H. Dow (Chair)
Michael V. Dunn
Kurt M. Eckert
Bradley Griffith
Jill E. Sommers

Risk Committee
Bradley Griffith (Chair)
De'Ana H. Dow
Kurt M. Eckert
Kenneth W. Lozier
Jill E. Sommers

Nominations Committee
Bradley Griffith (Chair)
Thomas P. Gallagher
Kenneth W. Lozier

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

L. MGEX REAL ESTATE HOLDINGS, LLC

1. *Name*: MGEX Real Estate Holdings, LLC
Address: 400 S 4th St, Minneapolis, MN 55415

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on February 26, 2024.

4. *Brief description of nature and extent of affiliation*: MGEX Real Estate Holdings, LLC is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MGEX Real Estate Holdings, LLC is a holding company for real estate.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated February 26, 2024 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated March 19, 2024 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MGEX Real Estate Holdings, LLC

Name	Title
Lance Emmons	Executive Vice President – Chief Financial Officer
Barbara Comly	Secretary
Ethan Ongstad	Vice President – Futures Business Strategy and Chief of Staff
Blake Tiedeman	Assistant Vice President – Real Estate Operations

Directors of MGEX Real Estate Holdings, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

M. MIAX GLOBAL, LLC

1. *Name*: MIAX Global, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization:* Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 30, 2015.

4. *Brief description of nature and extent of affiliation:* MIAX Global, LLC ("MIAX Global") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Global focuses on the company's trading, technology and other projects primarily based outside the United States.

6. *A copy of the constitution:* Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 25, 2021 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments:* The Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

Officers of MIAX Global, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Lance Emmons	Executive Vice President and Chief Financial Officer
Gregory A. Wojciechowski	President

Directors of MIAX Global, LLC

Directors
Thomas P. Gallagher

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association: Not applicable.

N. MIAX PRODUCTS, LLC

1. *Name*: MIAX Products, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180, on January 25, 2019.

4. *Brief description of nature and extent of affiliation*: MIAX Products, LLC ("MIAX Products") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Development of financial products.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Articles of Organization dated October 5, 2021 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated October 5, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Products, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President

Directors of MIAX Products, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

O. DORMAN TRADING, LLC

1. *Name*: Dorman Trading, LLC
Address: 141 W. Jackson Boulevard, Suite 1900, Chicago, Illinois 60604

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180, on June 18, 2015.

4. *Brief description of nature and extent of affiliation*: Dorman Trading, LLC ("Dorman Trading") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Dorman Trading is a full-service futures commission merchant (FCM) providing execution and clearing services for introducing brokers, retail customers, institutional clients and professional traders on a number of futures exchanges.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Articles of Organization dated June 18, 2015 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Fourth Amended and Restated Operating Agreement and Bylaws dated October 19, 2022 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of Dorman Trading, LLC.</u>

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Daniel P. Dorman	Senior Vice President, Chief Operating Officer and Assistant Secretary
David Dorman	Senior Vice President, Operations
Marie Schmucker	Chief Financial Officer
Michael Higgins	Chief Compliance Officer
Mark Robertson	Vice President, Clearing and Floor Operations
Brian Gaffud	Vice President, Director of Business Development
Michael Stanton	Vice President, Business Development
Wesley Chiu	Vice President – Finance
Barbara J. Comly	Secretary

<u>Directors of Dorman Trading, LLC</u>

Directors
Thomas P. Gallagher (Chair)
Robert D. Prunetti
Brian Duggan

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

P. M 7 HOLDINGS, LLC

1. *Name*: M 7 Holdings, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on November 15, 2022.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Global Derivatives, LLC, which in turn is the sole member and owner of M 7 Holdings, LLC ("M 7"). LedgerX LLC d/b/a MIAX Derivatives Exchange ("MIAXdx") is a wholly-owned subsidiary of M 7.

5. *Brief description of business or functions*: M 7 is a holding company for MIAX Derivatives Exchange.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated November 15, 2022 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 4, 2024 and Amended and Restated By-Laws dated June 4, 2024 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 7 Holdings, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 7 Holdings, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

Q. LEDGERX LLC D/B/A MIAX DERIVATIVES EXCHANGE

1. *Name*: LedgerX LLC d/b/a MIAX Derivatives Exchange ("MIAXdx")
Address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on April 8, 2014.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Global Derivatives, LLC, which in turn is the sole member and owner of M 7 Holdings, LLC, which in turn is the sole member and owner of 100% of the equity and voting securities of MIAXdx.

5. *Brief description of business or functions*: MIAXdx is a swap execution facility, derivatives clearing organization and designated contract market regulated by the Commodity Futures Trading Commission.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated April 8, 2014, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated July 31, 2023, is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Derivatives Exchange

Name	Title
Zachary Dexter	Chief Executive Officer; duties of Chief Technology Officer on a temporary basis
Josh Markou	Chief Financial Officer
Brian Mulherin	General Counsel
Caroline Arnold	Chief Compliance Officer and Chief Regulatory Officer on an interim basis
James Outen	Chief Risk Officer and Chief Economist
Ryan Scott Mendel	Chief Information Officer
Barbara J. Comly	Corporate Secretary

Directors of MIAX Derivatives Exchange

Directors
Thomas P. Gallagher (Chair)
Bryan Bishop
Lindsay L. Burbage
Zachary Dexter
Kurt M. Eckert
Jerome Kemp
Kenneth Lozier
Lisa Moore
Robert D. Prunetti
Jill Sommers

Standing Committees of MIAX Derivatives Exchange

Regulatory Oversight Committee
Lindsay L. Burbage
Jerome Kemp
Jill Sommers

Risk Management Committee
Zachary Dexter
Kurt M. Eckert
Thomas P. Gallagher
Kenneth Lozier
Lisa Moore

Participant Committee
Lindsay L. Burbage
Zachary Dexter
Lisa Moore

Nominating Committee
Lindsay L. Burbage
Kurt M. Eckert
Robert D. Prunetti
Jill Sommers
Kenneth Lozier

Disciplinary Panel
Bryan Bishop
Jerome Kemp
Jill Sommers

Appeals Committee
Kurt M. Eckert
Kenneth Lozier
Lisa Moore

Audit Committee
Kurt M. Eckert
Lisa Moore
Robert D. Prunetti

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

R. MIH EAST HOLDINGS, LIMITED

1. *Name*: MIH East Holdings, Limited
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Private Limited Company.

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, on March 20, 2023.

4. *Brief description of nature and extent of affiliation*: MIH East Holdings, Limited ("MIH East") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIH East is a holding company that holds all of the issued and outstanding shares of The International Stock Exchange Group Limited ("TISEG"), a company incorporated in Guernsey, which is the sole owner of The International Stock Exchange Authority Limited ("TISEA"), a company incorporated in Guernsey.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Incorporation dated March 20, 2023, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Articles of Association are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIH East Holdings, Limited

Name	Title
Thomas P. Gallagher	Chief Executive Officer
Lance Emmons	Chief Financial Officer

Directors of MIH East Holdings, Limited

Directors
Thomas P. Gallagher
Lance Emmons

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

S. THE INTERNATIONAL STOCK EXCHANGE GROUP LIMITED

1. *Name*: The International Stock Exchange Group Limited
Address: Helvetia Court, Block B, 3rd Floor, Les Echelons, St Peter Port, Guernsey, GY1 1AR

2. *Form of organization*: A company limited by shares incorporated pursuant to the Companies (Guernsey) Law, 2008 (as amended).

3. *Name of state, statute under which organized and date of incorporation*: Guernsey, the Companies (Guernsey) Law, 2008 (as amended), on November 14, 2013 with the name The Channel Islands Securities Exchange Limited; Certificate of Change of Name to The International Stock Exchange Group Limited on March 6, 2017.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIH East Holdings, Limited, which in turn is the sole owner of The International Stock Exchange Group Limited ("TISEG") as of June 5, 2025. TISEG is the sole owner of The International Stock Exchange Authority Limited ("TISEA").

5. *Brief description of business or functions*: TISEG is a holding company that holds all of the issued and outstanding shares of TISEA. TISEG, via its subsidiary, TISEA, provides financial markets and securities services to public and private companies. TISEA is licensed by the Guernsey Financial Services Commission to operate an investment exchange, known as The International Stock Exchange ("TISE"). TISE's Qualified Investor Bond Market ("QIBM") is a leading market in Europe for listing high yield bonds, private equity debt and has a growing reputation for listing securitization transactions. TISE offers trading in domestic equities, UK Real Estate Investment Trusts ("REITs") and hosts a sustainable finance segment, TISE Sustainable. TISEG is headquartered in Guernsey, Channel Islands.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Incorporation dated November 14, 2013, Memorandum of Incorporation dated November 14, 2013, Certificate of Name Change dated March 6, 2017, and Articles of Incorporation dated April 24, 2025, are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of The International Stock Exchange Group Limited</u>

Name	Title
Cees Vermaas	Chief Executive Officer and Director
Robbie Andrade	Chief Operating Officer
Andrew Watchman	Chief Financial Officer and Director
Emily Humphry	Chief Governance Officer and Company Secretary

Directors of The International Stock Exchange Group Limited

Directors
Thomas P. Gallagher (Chair)
Kurt M. Eckert
Caroline Mackenzie Kennedy
Cees Vermaas (Executive Director)
Andrew Watchman (Executive Director)
Alexander Anderson Whamond

Committees of The International Stock Exchange Group Limited

There are four authorized committees of TISEG, with no active members since the closing of the TISEG acquisition on June 5, 2025: Audit Committee, Nominations Committee, Renumeration Committee and Risk Committee.

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

T. THE INTERNATIONAL STOCK EXCHANGE AUTHORITY LIMITED

1. *Name*: The International Stock Exchange Authority Limited
Address: Helvetia Court, Block B, 3rd Floor, Les Echelons, St Peter Port, Guernsey, GY1 1AR

2. *Form of organization*: A company limited by shares incorporated pursuant to the Companies (Guernsey) Law, 2008 (as amended).

3. *Name of state, statute under which organized and date of incorporation*: Guernsey, the Companies (Guernsey) Law, 2008 (as amended), on November 14, 2013 with the name The Channel Islands Securities Exchange Authority Limited; Certificate of Change of Name to The International Stock Exchange Authority Limited on April 26, 2017.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIH East Holdings, Limited, which in turn is the sole owner of The International Stock Exchange Group Limited ("TISEG") as of June 5, 2025. The International Stock Exchange Authority Limited ("TISEA") is a wholly-owned subsidiary of TISEG.

5. *Brief description of business or functions*: TISEA is licensed by the Guernsey Financial Services Commission to operate an investment exchange under the Protection of Investors (Bailiwick of Guernsey) Law, 2020. TISEA acts as the frontline regulator for The International Stock Exchange ("TISE").

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Incorporation dated November 14, 2013, Certificate of Change of Name dated April 26, 2017, and Memorandum and Articles of Incorporation dated November 14, 2013 are attached

8. *A copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of The International Stock Exchange Authority Limited

Name	Title
Cameron Craine	Head of Listings and Director
Jonathan Richards	Head of Market Regulation and Director
Emily Humphry	Chief Governance Officer and Company Secretary

Directors of The International Stock Exchange Authority Limited

Directors
Nicholas Bayley (Chair)
Philip Braun
Cameron Craine (Executive Director)
Jonathan Richards (Executive Director)

Standing Committees of The International Stock Exchange Authority Limited

Listing and Membership Committee
Cameron Craine
Jonathan Richards
Adrian D'Arcy
Josalen Manaloto
Petrus Roos

TPM Oversight Committee
Cameron Craine
Jonathan Richards
Adrian D'Arcy
Josalen Manaloto
Petrus Roos

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

EXHIBIT J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).**

Response:

1. **Officers of MIAX PEARL, LLC**

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Joseph Bracco	Executive Vice President – Global Head of Sales
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Executive Vice President – Business Systems Development
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Rodney Hester	Senior Vice President – Systems Infrastructure

Name	Title
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Charles Blades	Vice President – Controller
Peter Bon Viso	Vice President – Regulatory Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Strategic Planning and Business Development
Liang Cao	Vice President – Business Systems Development
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Brendan Murphy	Vice President – Member Relations and Development
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Bruce Ulriksen	Vice President – Regulatory Operations, Trading Floor Oversight
Gregory Ziegler	Vice President – Senior Counsel
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of the Exchange serve until their successors are appointed in accordance with the By-Laws of the Exchange. Officers of the Exchange serve at the direction of the Board of Directors.

2. Directors of MIAX PEARL, LLC

Name	Classification	Term of Office	Type of Business
Thomas P. Gallagher	Industry	So long as CEO of the Company	Securities Exchange
Talal Jassim Al-Bahar	Non-Industry	Class III – 2026	Chairman – Arzan Financial Group for Financing and Investment KPSC; Vice Chairman and CEO – Kuwait Real Estate K.S.C.
Kurt M. Eckert	Industry	Class III – 2026	Former Partner and Head of Market Structure – Wolverine Trading, LLC
Leslie Florio	Non-Industry/ Independent	Class III – 2026	Community Volunteer
Nathaniel Pomeroy	Industry/Member Representative	Class III – 2026	Principal – Wolverine Trading Technologies, LLC
Cynthia Schwarzkopf	Non-Industry/ Independent	Class III – 2026	Professional and Philanthropic Public Speaker
Erik Swanson	Industry/Member Representative	Class III – 2026	Chief Executive Officer – Simplex Trading, LLC
Christopher L. Whittington	Non-Industry	Class III – 2026	Attorney
Sean Barry	Industry/Member Representative	Class I – 2027	SVP, Chief Information Officer – ADM Investor Services, Inc.
David Brown	Non-Industry	Class I – 2027	Retired
Guy Dowman	Industry/Member Representative	Class I – 2027	Head of Options Business Development for HRT Financial, LP – Hudson River Trading
Lawrence E. Jaffe	Non-Industry/ Independent	Class I – 2027	Attorney (Retired)

Name	Classification	Term of Office	Type of Business
Paul Kenyon	Industry	Class I – 2027	Business Development, Americas – Jump Trading, LLC
William J. O'Brien IV	Non-Industry	Class I – 2027	President – IV Advisors, LLC
Robert D. Prunetti	Non-Industry	Class I – 2027	President – Phoenix Ventures, LLC
William T. Bergman	Non-Industry/ Independent	Class II – 2028	Board Chairman – City of Philadelphia – Zoning Hearing Board
Lindsay L. Burbage	Non-Industry/ Independent	Class II – 2028	Attorney (Retired)
Michael Harrington	Industry	Class II – 2028	Head of Client Relationships – Citadel Securities, LLC
John E. McCormac	Non-Industry/ Independent	Class II – 2028	Township Mayor – Woodbridge, New Jersey; Former New Jersey State Treasurer
Miguel Moratiel	Non-Industry	Class II – 2028	Manager – MDR Inversiones, S.L.
Scott Richardson	Industry	Class II – 2028	Managing Partner (Austin) – Optiver Services US, LLC
Steven Sosnick	Industry/Member Representative	Class II – 2028	Chief Strategist – Interactive Brokers LLC

3. Standing Committees of MIAX PEARL, LLC

Audit Committee	
Name	**Classification**
Robert D. Prunetti (Chair)	Non-Industry
John E. McCormac	Non-Industry/Independent
Cynthia Schwarzkopf	Non-Industry/Independent

Regulatory Oversight Committee	
Name	**Classification**
Lindsay L. Burbage (Chair)	Non-Industry/Independent
Leslie Florio	Non-Industry/Independent
Lawrence E. Jaffe	Non-Industry/Independent

Appeals Committee	
Name	**Classification**
Lawrence E. Jaffe (Chair)	Non-Industry/Independent
Kurt M. Eckert	Industry
Guy Dowman	Industry/Member Representative

Technology Committee	
Name	**Classification**
Leslie Florio (Chair)	Non-Industry/Independent
Sean Barry	Industry/Member Representative
David Brown	Non-Industry
Kurt M. Eckert	Industry
John E. McCormac	Non-Industry/Independent

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:14 PM 11/12/2020
FILED 03:14 PM 11/12/2020
SR 20208367556 - File Number 5880323

RESTATED
CERTIFICATE OF FORMATION
OF
MIAX PEARL, LLC

This filing has been executed and filed in accordance with Section 18-208 of the Limited Liability Company Act. This document is being executed for the purpose of restating the original Certificate of Formation, filed on February 11, 2016, under file number: 5880323.

1. The name of the limited liability company is **MIAX PEARL, LLC** (the "Company").

2. The address of the registered office of the Company in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle, ZIP Code 19801, and the name of the registered agent at such address for service of process is The Corporation Trust Company.

3. This Certificate shall be effective upon filing.

4. The duration of this limited liability company will be perpetual.

IN WITNESS WHEREOF, the undersigned, an authorized person, has signed this certificate this 12th day of November, 2020.

MIAX PEARL, LLC

By: ______________________
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF MIAX PEARL, LLC

(a Delaware limited liability company)

Miami International Holdings, Inc., a Delaware corporation, the sole member (the "LLC Member") of **MIAX PEARL, LLC**, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del.C. § 18-101, et seq. (the "LLC Act"), hereby declares the following to be the Second Amended and Restated Limited Liability Company Agreement (the "LLC Agreement") of the Company which amends and restates in its entirety the Amended and Restated Limited Liability Company Agreement dated December 5, 2016 of the Company. Capitalized terms not otherwise defined herein shall have the meanings set forth on Schedule A to this LLC Agreement.

Section 1. Formation of the Company. The Company has been formed as a limited liability company under the LLC Act by the filing of a Certificate of Formation with the Office of the Secretary of State of the State of Delaware. The LLC Member agrees to be bound by and comply with the provisions thereof and hereof.

Section 2. Name. The name of the Company is "MIAX PEARL, LLC".

Section 3. Principal Place of Business. The location of the principal place of business of the Company shall be 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540, or such other place as determined by the Board of Directors from time to time.

Section 4. Registered Office; Registered Agent. The registered office of the Company required by the LLC Act to be maintained in the State of Delaware shall be 1209 Orange Street in the City of Wilmington, County of New Castle, ZIP Code 19801 or such other office as the Board of Directors may designate from time to time. The registered agent for the Company shall be The Corporation Trust Company, or such other registered agent as the Board of Directors may designate from time to time.

Section 5. Term. The Company shall continue until the Company is terminated in accordance with the provisions of this LLC Agreement.

Section 6. LLC Member. Miami International Holdings, Inc. is the sole LLC Member of the Company. The mailing address of the LLC Member is 7 Roszel Road, Suite 1A, Princeton, NJ 08504.

Section 7. Purpose of the Company. The purpose of the Company shall be to conduct the operations of an "exchange" within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and to conduct any lawful business or activity whatsoever, as permitted by applicable law and as determined from time to time by the board of directors of the Company (the "Board of Directors").

Section 8. Powers. The Company, and the Board of Directors and the Officers of the Company on behalf of the Company, (i) shall have and exercise all powers necessary, convenient or incidental to accomplish its purposes as set forth in Section 7 and (ii) shall have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the LLC Act.

Section 9. Management.

(a) Board of Directors. The business and affairs of the Company shall be managed by or under the direction of a Board of Directors. Each Director is hereby designated as a "manager" within the meaning of the LLC Act. All Directors shall be elected by the LLC Member in the manner described in the By-Laws (as defined below). Each Director shall execute and deliver an instrument accepting such appointment and agreeing to be bound by all the terms and conditions of this LLC Agreement and the By-Laws. A Director need not be an LLC Member or an Exchange Member.

(b) Powers. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. The Board of Directors has the authority to bind the Company.

(c) By-Laws. The Company, the LLC Member and the Board of Directors have adopted By-Laws of the Company, as the same may be amended from time to time in accordance with the terms therein and in this LLC Agreement (the "By-Laws"). Each member of the Board of Directors, each Officer and the LLC Member shall be subject to the express provisions of this LLC Agreement and of the By-Laws. In case of any conflict between the provisions of this LLC Agreement and any provisions of the By-Laws, the provisions of this LLC Agreement shall control.

(d) Directors as Agents. To the extent of their powers set forth in this LLC Agreement, the Directors are agents of the Company for the purpose of the Company's business, and the actions of the Directors taken in accordance with such powers set forth in this LLC Agreement shall bind the Company. Notwithstanding the last sentence of Section 18-402 of the LLC Act, except as provided in this LLC Agreement, the By-Laws or in a resolution of the Directors, a Director may not bind the Company.

Section 10. Officers.

(a) Officers of the Company. Except as provided herein, the Board may, from time to time as it deems advisable, select natural persons who are employees or agents of the Company and designate them as officers of the Company (the "Officers") and assign titles (including, without limitation, Chief Executive Officer, Vice President, Chief Financial Officer, Chief Regulatory Officer, Secretary and Treasurer) to any such person. The Board may appoint such other Officers and agents as it shall deem necessary or advisable who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board. The salaries of all Officers and agents of the Company shall be fixed by or in the manner prescribed by the By-Laws. The Officers of the Company shall hold office until their successors are chosen and qualified. Any Officer may be removed at any time, with or without cause, by the Board. Any vacancy occurring in any office of the Company shall be filled by the Board.

(b) Officers as Agents. The Officers, to the extent of their powers set forth in this LLC Agreement, the By-Laws or otherwise vested in them by action of the Board not inconsistent with this LLC Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the Officers taken in accordance with such powers shall bind the Company.

(c) Duties of Board and Officers. Except to the extent otherwise modified herein, each Director and Officer shall have a fiduciary duty of loyalty and care similar to that of directors and officers of business corporations organized under the General Corporation Law of the State of Delaware.

Section 11. Advisory Board. The LLC Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Board.

Section 12. Limited Liability. Except as otherwise expressly provided by the LLC Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise (including, without limitation, those arising as member, owner or shareholder of another company, partnership or entity), shall be the debts, obligations and liabilities solely of the Company, and neither the LLC Member nor any Director or Officer shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being an LLC Member or Director or Officer of the Company.

Section 13. Capital Contributions. The LLC Member has contributed to the Company the amounts set forth in the books and records of the Company.

Section 14. Additional Contributions. The LLC Member is not required to make any additional capital contribution to the Company. However, the LLC Member may make additional capital contributions to the Company at any time upon the consent of such LLC Member. To the extent that the LLC Member makes an additional capital contribution to the Company, the LLC Member shall revise the books and records of the Company. The provisions of this LLC Agreement, including this Section 14, are intended to benefit the LLC Member and, to the fullest extent permitted by law, shall not be construed as conferring any benefit upon any creditor of the Company (and no such creditor of the Company shall be a third-party beneficiary of this LLC Agreement), and the LLC Member shall not have any duty or obligation to any creditor of the Company to make any contribution to the Company or to issue any call for capital pursuant to this LLC Agreement.

Section 15. Allocation of Profits and Losses. The Company's profits and losses shall be allocated to the LLC Member.

Section 16. Distributions. Distributions shall be made to the LLC Member at the times and in the aggregate amounts determined by the Board. Notwithstanding any provision to the contrary contained in this LLC Agreement, (i) the Company shall not be required to make a distribution to the LLC Member on account of its interest in the Company if such distribution would violate the LLC Act or any other applicable law, and (ii) the Company shall not make a distribution to the LLC Member using Regulatory Funds.

Section 17. Books and Records.

(a) The Board shall keep or cause to be kept complete and accurate books of account and records with respect to the Company's business. The books and records of the Company shall at all times be maintained by the Board at a location within the United States. The LLC Member and its duly authorized representatives shall have the right to examine the Company books, records and documents during normal business hours. The Company, and the Board on behalf of the Company, shall not have the right to keep confidential from the LLC Member any information that the Board would otherwise be permitted to keep confidential from the LLC Member pursuant to Section 18-305(c) of the LLC Act. The Company's books of account shall be kept using the method of accounting determined by the LLC Member. The Company's independent auditor shall be an independent public accounting firm selected by the Board.

(b) All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Company, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 18. Reports. The Board shall, after the end of each fiscal year, use reasonable efforts to cause the Company's independent accountants to prepare and transmit to the LLC Member as promptly as possible any such tax information as may be reasonably necessary to enable the LLC Member to prepare its federal, state and local income tax returns relating to such fiscal year.

Section 19. Other Business. Unless otherwise restricted by law, the LLC Member, and any Officer, Director, employee or agent of the Company and any Affiliate of the LLC Member may engage in or possess an interest in other business ventures (unconnected with the Company) of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this LLC Agreement.

Section 20. Exculpation and Indemnification.

(a) Neither the LLC Member nor any Officer, Director, employee or agent of the Company nor any employee, representative, agent or affiliate of the LLC Member (collectively, the "Covered Persons") shall be liable to the Company or any other Person who is bound by this LLC Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's willful misconduct.

(b) To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 20 by the Company shall be provided out of and to the extent of Company assets only, and the LLC Member shall not have personal liability on account thereof.

(c) To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 20.

(d) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets from which distributions to the LLC Member might properly be paid.

(e) To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this LLC Agreement shall not be liable to the Company or to any other Covered Person who is bound by this LLC Agreement for its good faith reliance on the provisions of this LLC Agreement or any approval or authorization granted by the Company or any other Covered Person.

(f) The foregoing provisions of this Section 20 shall survive any termination of this LLC Agreement and are in addition to any indemnification of Covered Persons provided

by any agreement between the Company and a Covered Person, the By-Laws, by statute, or otherwise.

Section 21. Assignments. The LLC Member may assign, in whole or in part, its limited liability company interest in the Company (the "LLC Interest"); provided, however, such assignment will be subject to prior approval by the Securities and Exchange Commission (the "Commission") pursuant to the rule filing procedure under Section 19 of the Exchange Act. The assignment of the LLC Interest shall entitle the assignee to exercise the rights of the LLC Member of the Company under this LLC Agreement and to enjoy all of the benefits of the LLC Interest.

Section 22. Dissolution.

(a) The Company shall be dissolved and its affairs shall be wound up upon the first to occur of the following: (i) the consent of the LLC Member and a majority of the whole Board, (ii) the termination of the legal existence of the LLC Member or the occurrence of any other event that terminates the continued membership of the LLC Member in the Company unless the Company is continued without dissolution in a manner permitted by this LLC Agreement or the LLC Act or (iii) the entry of a decree of judicial dissolution under Section 18-802 of the LLC Act.

(b) Notwithstanding any other provision of this LLC Agreement, the Bankruptcy of the LLC Member shall not cause the LLC Member to cease to be an LLC Member of the Company and upon the occurrence of such an event, the Company shall continue without dissolution.

(c) In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, set forth in Section 18-804 of the LLC Act.

(d) The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the LLC Member in the manner provided for in this LLC Agreement and (ii) the Certificate of Formation shall have been canceled in the manner required by the LLC Act.

Section 23. Benefits of LLC Agreement - No Third-Party Rights. None of the provisions of this LLC Agreement shall be for the benefit of or enforceable by any creditor of the Company or by any creditor of the LLC Member. Nothing in this LLC Agreement shall be deemed to create any right in any Person (other than Covered Persons and to the extent provided in Article II of the By-Laws, Exchange Members) not a party hereto, and this LLC Agreement shall not be construed in any respect to be a contract in whole or in part for the benefit of any third Person (other than the Covered Persons and to the extent provided in Article II of the By-Laws, Exchange Members).

Section 24. Severability of Provisions. Each provision of this LLC Agreement shall be considered severable and if for any reason any provision or provisions herein are determined to

be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this LLC Agreement which are valid, enforceable and legal.

Section 25. **Entire LLC Agreement.** This LLC Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof.

Section 26. **Binding Agreement.** Notwithstanding any other provision of this LLC Agreement, the LLC Member agrees that this LLC Agreement constitutes a legal, valid and binding agreement of the LLC Member and is enforceable against the LLC Member, in accordance with its terms.

Section 27. **Governing Law.** This LLC Agreement shall be governed by and construed under the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

Section 28. **Amendments.**

(a) This LLC Agreement may be modified, altered, supplemented or amended by a resolution adopted by the Board and a written agreement executed and delivered by the LLC Member.

(b) Before any amendment to, or repeal of, any provision of this LLC Agreement shall be effective, those changes shall be submitted to the Board of Directors of the Company and if such amendment or repeal must be filed with or filed with and approved by the Commission, then the proposed changes to this LLC Agreement shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

Section 29. **Notices.** Any notices required to be delivered hereunder shall be in writing and personally delivered, mailed or sent by telecopy, electronic mail or other similar form of rapid transmission, and shall be deemed to have been duly given upon receipt (i) in the case of the Company, to the Company at its address in Section 3, (ii) in the case of the LLC Member, to the LLC Member at its address as set forth in Section 6, and (iii) in the case of either of the foregoing, at such other address as may be designated by written notice to the other party.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Second Amended and Restated Limited Liability Company Agreement as of the 12th day of November, 2020.

MEMBER:

MIAMI INTERNATIONAL HOLDINGS, INC.

By:________________________________

Thomas P. Gallagher
Chairman and Chief Executive Officer

SCHEDULE A

Definitions

A. Definitions

When used in this LLC Agreement, the following terms not otherwise defined herein have the following meanings:

An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

"Bankruptcy" means, with respect to any Person, if (A) such Person (i) makes an assignment for the benefit of creditors, (ii) files a voluntary petition in bankruptcy, (iii) is adjudged a bankrupt or insolvent, or has entered against it an order for relief, in any bankruptcy or insolvency proceedings, (iv) files a petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of this nature, or (vi) seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the Person or of all or any substantial part of its properties; or (B) (i) 120 days after the commencement of any proceeding against the Person seeking reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, the proceeding has not been dismissed, or (ii) within 90 days after the appointment without such Person's consent or acquiescence of a trustee, receiver or liquidator of such Person or of all or any substantial part of its properties, the appointment is not vacated or stayed, or within 90 days after the expiration of any such stay, the appointment is not vacated. The foregoing definition of "Bankruptcy" is intended to replace and shall supersede and replace the definition of "Bankruptcy" set forth in Sections 18-101(1) and 18-304 of the LLC Act.

"Board" or "Board of Directors" means the Board of Directors of the Company.

"By-Laws" has the meaning set forth in Section 9(c).

"Certificate of Formation" means the Certificate of Formation of the Company filed with the Secretary of State of the State of Delaware on February 11, 2016, as amended or amended and restated from time to time.

"Commission" means the Securities and Exchange Commission.

"Company" means MIAX PEARL, LLC, a Delaware limited liability company.

"Covered Persons" has the meaning set forth in Section 20.

"Directors" means the Persons elected or appointed to the Board of Directors from time to time in accordance with this LLC Agreement and the By-Laws, in their capacity as managers of the Company.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a member of the Company by reason of being an Exchange Member.

"LLC Act" has the meaning set forth in the preamble to this LLC Agreement.

"LLC Agreement" means this Limited Liability Company Agreement of the Company, together with the schedules attached hereto, as amended, restated, supplemented or otherwise modified from time to time.

"LLC Interest" has the meaning set forth in Section 21.

"LLC Member" means Miami International Holdings, Inc., as the sole member of the Company.

"Officer" means an officer of the Company described in Section 10.

"Person" means any individual, corporation, partnership, joint venture, limited liability company, limited liability partnership, association, joint stock company, trust, unincorporated organization or other organization, whether or not a legal entity, and any governmental authority.

"Regulatory Funds" means fees, fines, or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

B. Rules of Construction

Definitions in this LLC Agreement apply equally to both the singular and plural forms of the defined terms. The words "include" and "including" shall be deemed to be followed by the phrase "without limitation." The terms "herein," "hereof" and "hereunder" and other words of similar import refer to this LLC Agreement as a whole and not to any particular Section, paragraph or subdivision. The Section titles appear as a matter of convenience only and shall not affect the interpretation of this LLC Agreement. All Section, paragraph, clause, Exhibit or Schedule references not attributed to a particular document shall be references to such parts of this LLC Agreement.

AMENDED AND RESTATED
BY-LAWS
OF
MIAX PEARL, LLC
(a Delaware limited liability company)

These Amended and Restated By-Laws have been established as the By-Laws of **MIAX PEARL, LLC**, a Delaware limited liability company (the "Company"), pursuant to the Limited Liability Company Agreement of the Company (as amended from time to time, the "LLC Agreement"), and, together with the LLC Agreement, constitute the limited liability company agreement of the Company within the meaning of the LLC Act (as defined in the LLC Agreement). In the event of any inconsistency between the LLC Agreement and these By-Laws, the provision of the LLC Agreement shall control.

ARTICLE I
Definitions

When used in these By-Laws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e) "Certificate of Formation" means the Certificate of Formation of the Company filed with the office of the Secretary of State of the State of Delaware on February 11, 2016, as amended or amended and restated from time to time.

(f) "Commission" means the Securities and Exchange Commission.

(g) "Company" means MIAX PEARL, LLC, a Delaware limited liability company.

(h) "day" means calendar day.

(i) "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(j) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the LLC Agreement and these By-Laws in their capacity as managers of the Company.

(k) **[Reserved]**

(l) "ERP Agreement" means the agreement between the Exchange's parent holding company, Miami International Holdings, Inc., and ERP Members dated September 11, 2020 pursuant to which Units were issued.

(m) "ERP Director" means a MIAX PEARL Equities Industry Director who has been nominated by an ERP Member and appointed to the Board of Directors.

(n) "ERP Member" means an Exchange Member who acquired Units pursuant to an ERP Agreement sufficient to acquire an ERP Director or an Observer position.

(o) "Exchange" means the national securities exchange operated by the Company.

(p) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a member of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(q) "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote, and act on behalf' of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(r) "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided*, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its LLC Member.

(s) "Independent member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(t) "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the Director or 20% or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the Director or member or 20% or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(u) "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the Director or 20% or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the Director or member or 20% or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(v) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by the LLC Member to serve as Member Representative Directors.

(w) "LLC Act" means the Delaware Limited Liability Company Act, 6 §18-101, et seq.

(x) "LLC Member" means any person who maintains a direct ownership interest in the Company. The sole LLC Member of the Company shall be Miami International Holdings, Inc.

(y) "Measurement Period" means the time period over which Units are vested.

(z) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these By-Laws.

(aa) "Member Representative Director" means a Director who has been elected by the LLC Member after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these By-Laws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative Director may, but is not required to be an officer, director, employee, or agent of an Exchange Member.

(bb) "Member Representative member" means a member of any committee or hearing panel appointed by the Board who has been elected or appointed after having been nominated by the Member Nominating Committee pursuant to these By-Laws and who is an officer, director, employee, or agent of an Exchange Member.

(cc) "MIAX PEARL Equities" means the market of the Exchange on which equity securities are traded.

(dd) "Nominating Committee" means the Nominating Committee elected pursuant to these By-Laws.

(ee) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(ff) "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(gg) "Observer" has the meaning set forth in Article II, Section 2.2 of the By-Laws.

(hh) "Performance Criteria" means the trades on MIAX PEARL Equities in an amount equal to a percentage of the average daily volume for National Market System securities on MIAX PEARL Equities as reported by the Consolidated Tape Association (CTA) and Unlisted Traded Privileges (UTP) Plans, or any successor plans, for a specified Measurement Period in an amount such that the ERP Member earns Units during such specified Measurement Period and as more fully set forth in the ERP Agreement.

(ii) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(jj) "person associated with an Exchange Member" or "associated person of an Exchange Member" means any partner, officer, or director of an Exchange Member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Exchange Member, or any employee of such Exchange Member.

(kk) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(ll) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(mm) "Regulatory Funds" means fees, fines, or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

(nn) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(oo) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

(pp) "Unit" means the securities issued pursuant to the ERP Agreement.

ARTICLE II
Board of Directors

Section 2.1 Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these By-Laws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these By-Laws, the Board may delegate any of its powers to a committee appointed pursuant to Article IV or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article IX, Section 9.1.

(c) The Board may adopt such rules, regulations, and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Formation, the LLC Agreement or these By-Laws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (i) the Rules shall be designed to protect investors and the public interest and (ii) the Company shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these By-Laws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange. In furtherance of the foregoing, the Board shall, among other things, approve the Exchange's budget which shall be adequate for the operation of the Exchange and for the Exchange to carry out its responsibilities under the Act. In connection therewith, the Board shall approve the Exchange's regulatory budget which shall be adequate for the regulation of the Exchange.

(e) In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2.2 Composition of the Board and Observer Rights

(a) The number of Directors shall be not less than ten (10) including the Chief Executive Officer of the Company. The number of Directors may be fixed from time to time by the LLC Member at any time in its sole and absolute discretion, upon notice to all Directors subject to the minimum number provided for in this Section 2.2(a). No decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director.

(b) At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i) The number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors (including the ERP Directors) and Member Representative Directors elected pursuant to Article II, Section 2.4; and

(ii) The number of Member Representative Directors (which shall not include the ERP Directors) shall be at least twenty (20) percent of the Board.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification.

(e) Any ERP Member (either by itself or with its affiliates) that is not otherwise represented on the Board may have the right to nominate one (1) ERP Director or appoint an Observer to the Board of Directors. If at any time such ERP Member is otherwise able to nominate an ERP Director hereunder but is unable to fill such position as a result of such ERP Member already having a representative on the Board, such ERP Member will have the right to nominate such Director in accordance with this Article II, Section 2.2(e) upon the resignation or removal of such Director already serving on the Board. The ERP Member's right to nominate a Director or appoint an Observer pursuant to this Section 2.2(e) shall be perpetual, subject to the provisions of Section 2.3 below.

(f) If an ERP Director position needs to be added pursuant to Article II, Section 2.2(e), such ERP Director shall be nominated by the applicable ERP Member and elected by the LLC Member and additional Director positions shall be added and filled at the same time as the election of the new ERP Director, as required to comply with the requirements set forth in Article II, Section 2.2(a) and (b).

(g) As per Section 2.2(e), a person may be invited to attend meetings of the Board in a nonvoting observer capacity as follows ("Observers"):

(i) Any ERP Member that is not otherwise represented on the Board shall have the right to appoint one individual as an Observer. If the ERP Member is otherwise able to nominate an ERP Director, an Observer appointment would be in lieu of such ERP Director nomination.

(ii) The ERP Member's right to appoint an Observer pursuant to this Section 2.2(g) shall be perpetual, subject to the provisions of Section 2.3 below. An Observer may not be subject to a statutory disqualification.

(iii) The Company shall invite the Observers to attend all meetings of its Board of Directors in a nonvoting observer capacity and, in this respect, shall give such representative copies of all notices, minutes, consents, and other materials that it provides to its Directors at the same time and in the same manner as provided to such Directors; provided, however, that such representative shall agree to hold in confidence and trust and to act in a fiduciary manner with respect to all information so provided; and provided further, that the Company reserves the right to withhold any information and to exclude such representative from any meeting or portion thereof if access to such information or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel or result in disclosure of trade secrets or a conflict of interest.

Section 2.3 Terms of Office

(a) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b) Each of the Non-Industry and Industry Directors (including Member Representative Directors) other than the ERP Directors shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer or the ERP Directors shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article II, Section 2.2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added. The Board term of the ERP Directors shall expire as set forth in Article II, Section 2.3 (c) and (d) below.

(c) In the event that an ERP Member (either by itself or with its affiliates) who has the right to nominate an ERP Director and which fails to meet its Performance Criteria for three consecutive Measurement Periods, the individual designated by the non-performing ERP Member shall immediately cease to be an ERP Director of the Company and such ERP Member shall cease to have the right to nominate an ERP Director. Notwithstanding the foregoing, in the event that the non-performing ERP Member satisfies the Performance Criteria for a subsequent Measurement Period, then such ERP Member may renominate an ERP Director for election at the immediately following annual meeting of the Company.

(d) An individual ERP Director or Observer position shall be immediately terminated following the transfer of common stock or warrants of the LLC Member acquired pursuant to the ERP Agreement by an ERP Member which, after giving effect to such transfer, results in such ERP Member holding less than 25% of the aggregate number of shares of common stock of the LLC Member issued or issuable pursuant to the Units acquired pursuant to the ERP Agreement collectively.

Section 2.4 Nomination and Election

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of the LLC Member that year. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 2.4. For Director positions requiring persons who qualify as ERP Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the applicable ERP Members having the right to nominate such person pursuant to Article II, Section 2.2 of these By-Laws.

(b) The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director may, but is not required to be an officer, director, employee, or agent of an Exchange Member.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual meeting of the LLC Member, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 2.4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member (the "Record Date" for purposes of this Section 2.4), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e) If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange

Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual LLC Member meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Candidates and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by the LLC Member. Tie votes by the Exchange Members shall be decided by the Member Nominating Committee.

Section 2.5 [Reserved]

Section 2.6 Chairman of the Board

The Board shall appoint one of the Directors to serve as the Chairman of the Board ("Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; provided, however, that if the Chairman is the Chief Executive Officer he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. If the Chairman is the Chief Executive Officer, the Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director, if any, and the means by which interested parties may communicate with such Lead Director.

Section 2.7 Vice Chairman

Each year following the annual election of the Directors, the Board may select a Vice Chairman of the Board (the "Vice Chairman") to serve for a term of one year and until a successor is elected or appointed and qualified. The Vice Chairman shall (i) preside over the meetings of the Board in the event the Chairman of the Board is absent or unable to do so, and (ii) exercise such other powers and perform such other duties as are delegated to the Vice Chairman of the Board by the Board.

Section 2.8 Vacancies

(a) Whenever any Director position becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal, or resignation, the Nominating Committee shall nominate, and the LLC Member shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship as provided in Article II, Section 2.2(b) to fill such vacancy; *provided*, however, that if the remaining term of office of a Member Representative Director at the time of such Director's termination is not more than six months, during the period of vacancy the Board shall not be deemed to be in violation of Article II, Section 2.2(b) by virtue of such vacancy.

(b) If the LLC Member fills a vacancy resulting from a Member Representative Director position becoming vacant prior to the expiration of such Member Representative Director's term, or resulting from the creation of an additional Member Representative Director position required by an increase in the size of the Board, then the LLC Member shall follow the procedures set forth in this Section 2.8(b). In such an event, the Member Nominating Committee shall either (i) recommend an individual to the LLC Member to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the LLC Member from which the LLC Member shall elect the individual to fill such vacancy. The LLC Member shall elect, pursuant to this Section 2.8(b), only individuals recommended by the Member Nominating Committee.

(c) If an ERP Director position becomes vacant for a reason other than failure by an ERP Member to meet its Performance Criteria as set forth in Article II, Section 2.3(c), then the LLC Member shall follow the procedures set forth in this Section 2.8(c). In such an event, the Nominating Committee shall recommend an individual to the LLC Member to be elected to fill such vacancy that has been nominated by the applicable ERP Member having the right to nominate such person pursuant to Article II, Section 2.2 of these By-Laws. The LLC Member shall elect, pursuant to this Section 2.8(c), only individuals recommended by the Nominating Committee.

Section 2.9 Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by the LLC Member, and may be removed by the Board of Directors in the manner provided by Article II, Section 2.9(b) below; provided, however, that any Member Representative Director or ERP Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors: (i) that the Director no longer satisfies the classification for which the Director was elected; and (ii) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article II, Section 2.2(b).

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 2.10 Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 2.11 Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 2.12 Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman, the Chief Executive Officer or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 2.13 Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 2.14 Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Formation, the LLC Agreement or these By-Laws.

Section 2.15 Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 2.16 Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Formation, the LLC Agreement or these By-Laws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 2.17 Waiver of Notice

(a) Whenever notice is required to be given by law, the Certificate of Formation, the LLC Agreement or these By-Laws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 2.18 Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 2.19 Interpretation of By-Laws

The Board shall have the power to interpret these By-Laws and any interpretation made by it shall be final and conclusive.

Section 2.20 Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

ARTICLE III
The LLC Member

Section 3.1 Annual Meeting; Election of Directors and Other Matters

The annual meeting of the LLC Member shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting.

Section 3.2 Special Meetings

Special meetings of the LLC Member, for any purpose or purposes, may be called by the Chairman, the Board, the Chief Executive Officer or the President, and shall be called by the Secretary at the request in writing of the LLC Member. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of the LLC Member shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3.3 Action in Lieu of Meeting

Any action upon which a vote of the LLC Member is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the LLC Member.

Section 3.4 Assignment

The LLC Member may not transfer or assign in whole or in part its limited liability company interest in the Company to any entity, unless such transfer or assignment shall be filed with and approved by the Commission under Section 19 of the Exchange Act and the rules promulgated thereunder.

ARTICLE IV
Committees

Section 4.1 Designation of Committees

(a) **Committees of the Board**. The committees of the Board shall consist of an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be provided in these By-Laws or the Rules or as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these By-Laws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

(b) **Committees of the Exchange.** The Exchange also shall have such other committees as may be provided in these By-Laws or the Rules or as may be from time to time created by the Board. Except as may be otherwise provided in these By-Laws, the Rules or the resolution of the Board establishing any such other committee, the Chairman or his or her designee, with the approval of the Board, shall appoint the members of such Exchange committees (other than the committees of the Board) and may designate, with the approval of the Board, a Chairman thereof. Except as may be otherwise provided in these By-Laws or the Rules, the Chairman or his or her designee may, at any time, with or without cause, remove any member of any such Exchange committee.

Section 4.2 Board Committees - Appointment and Removal; Vacancies; Term

(a) Except as may be otherwise provided in these By-Laws, the Rules or the resolution of the Board establishing any committee, the Chairman, with the approval of the Board, shall appoint, consistent with these By-Laws, the members of all committees of the Board, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and except as provided in these By-Laws may include persons who are not members of the Board; provided, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article IV.

(b) Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Non-Industry, or Independent member. The Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information. A committee member may not be subject to a statutory disqualification.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article IV.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by the By-Laws, members of a committee shall hold office for a one-year period.

Section 4.3 Conduct of Proceedings

Except as otherwise provided in these By-Laws, the Rules, the Charter of the committee or by the Board by resolution, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. In the absence of any such established procedures, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these By-Laws. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 4.4 Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the By-Laws, the Rules or the Charter of the committee, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these By-Laws, the Rules or the Charter of the committee.

Section 4.5 Specified Board Committees

(a) **Compensation Committee**. The Chairman, with the approval of the Board, may appoint a Compensation Committee, and if not so appointed, references to the Compensation Committee herein shall refer to the entire Board. If a Compensation Committee is so appointed, each member of the Compensation Committee shall be a Non-Industry Director. The Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the Company, in each case if and to the extent that such officers or employees are paid by the Company.

(b) **Audit Committee**. The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (i) provide oversight over the Company's financial reporting process and the financial information that is provided to the LLC Member and others; (ii) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; and (iii) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (i) hire or terminate the head of the Company's Internal Audit Department; (ii) determine the compensation of the head of the Internal Audit Department; and (iii) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) **Regulatory Oversight Committee**. The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee consisting of Non-Industry Directors. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of Exchange's regulatory and self-regulatory organization responsibilities, and shall be responsible for assessing the Exchange's regulatory performance. The Regulatory Oversight Committee shall also, in consultation with the Chief Executive Officer of the Company, be responsible for establishing the goals, assessing the performance, and fixing the compensation of the Chief Regulatory Officer, and for recommending personnel actions involving the Chief Regulatory Officer and senior regulatory personnel to the Board for action. The Regulatory Oversight Committee shall also assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions. In furtherance of its functions, the Regulatory Oversight Committee (i) shall review the Exchange's regulatory budget, which shall be approved by the Board of Directors, and shall specifically inquire into the adequacy of resources available in the budget for regulatory activities; and (ii) shall meet regularly with the Chief Regulatory Officer in executive session. To the extent that the Chief Executive Officer of the Company has any indirect supervisory responsibility for the role or function of the Chief Regulatory Officer, including but not limited to, implementation of the budget for the regulatory function or regulatory personnel matters, the Regulatory Oversight Committee shall take all steps reasonably necessary to ensure that the Chief Executive Officer does not compromise the regulatory autonomy and independence of the Chief Regulatory Officer or the regulatory function.

(d) **Appeals Committee**. The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e) **Executive Committee**. The Chairman, with the approval of the Board, may appoint an Executive Committee consisting of Directors, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) **Finance Committee**. The Chairman, with the approval of the Board, may appoint a Finance Committee consisting of Directors. A majority of the Finance Committee members shall be Non–Industry Directors. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

Section 4.6 Business Conduct Committee

There shall be a Business Conduct Committee which shall not be a Board Committee but shall be a committee of the Exchange. The Chairman shall appoint a Business Conduct Committee composed of such number of Exchange Members and individuals who are not Exchange Members as the Chairman shall deem necessary, none of whom shall be Directors. The Business Conduct Committee or any panel thereof shall include at least one officer, director or employee of an Exchange Member.

The jurisdiction, function and powers shall be exercised by the Business Conduct Committee in accordance with the provisions set forth in the Exchange Rules.

ARTICLE V
Nominating Committees

Section 5.1 Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by vote of the LLC Member. The LLC Member shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article V within fifteen (15) days after the Exchange's application for registration as a national securities exchange is granted. Because the first annual meeting of the LLC Member is intended to be held within ninety (90) days after the Exchange's application for registration as a national securities exchange is granted, the initial Nominating Committee and Member Nominating Committee shall serve until the second annual meeting of the LLC Member. Not later than sixty (60) days prior to the date announced as the date for each annual meeting of the LLC Member commencing with the second annual meeting of the LLC Member, the Nominating Committee and the Member Nominating Committee shall nominate candidates to serve on the succeeding year's Nominating Committee and Member Nominating Committee, as applicable, and notify the Secretary of such nominees. Such candidates shall be voted on by the LLC Member at the annual meeting of the LLC Member. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article II, Section 2.4.

Section 5.2 Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual LLC Member meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article II, Section 2.2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may not simultaneously serve on the Nominating Committee and the Board, unless such member is in his or her final year of service on the Board, and following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee. No more than one (1) member of the Nominating Committee shall be a current Director, and such Director shall be a Non-Industry Director.

Section 5.3 Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or the LLC Member under the terms of these By-Laws. Each member of the Member Nominating Committee shall be a Member Representative member and shall not be required to be a Director of the Company.

ARTICLE VI
Officers, Agents and Employees

Section 6.1 General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Financial Officer, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company, including but not limited to a Vice Chairman. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person. No person that is subject to any statutory disqualification may be an officer of the Company.

Section 6.2 Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 6.3 Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President, or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c) Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 6.4 Compensation

The compensation of all officers, employees and agents of the Company shall be set by the LLC Member, with the exception of the Chief Regulatory Officer, whose compensation shall be set by the Regulatory Oversight Committee as set forth in Article IV, Section 4.5(c) of these By-Laws. As of the date hereof, the Company and the LLC Member have entered into an intercompany services agreement, which provides that the LLC Member and the Company determine the costs and expenses allocated to the Company on an annual basis. The Board from time to time may review the reasonableness of the allocation methodology utilized by the Company.

Section 6.5 Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6.6 Chief Executive Officer

The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 6.7 President

The President shall, in the absence of the Chairman, the Vice Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 6.8 Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 6.9 Chief Financial Officer

The Chief Financial Officer shall perform such duties and possess such powers as the Board or the Chief Executive Officer may from time to time prescribe. The Chief Financial Officer shall have the custody of the Company's funds and securities; shall keep full and accurate all books and accounts of the Company as shall be necessary or desirable in accordance with applicable law or generally accepted accounting principles; shall deposit all monies and other valuable effects in the name and to the credit of the Company as may be ordered by the Chief Executive Officer or the Board; shall cause the funds of the Company to be disbursed when such disbursements have been duly authorized, taking proper vouchers for such disbursements; and shall render to the Board, at its regular meeting or when the Board so requires, an account of the Company.

Section 6.10 Chief Regulatory Officer

An officer of the Company with the position of Vice President, Senior Vice President or Executive Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall report to the Regulatory Oversight Committee. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 6.11 Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 6.12 Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 6.13 Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 6.14 Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

ARTICLE VII
Indemnification and Insurance

Section 7.1 Right to Indemnification

Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or an officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to any employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the LLC Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than the LLC Act permitted the Company to provide prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such indemnitee in connection therewith; provided, however, that except as provided in Section 7.3 with respect to proceedings seeking to enforce rights to indemnification, the Company shall indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

Section 7.2 Right to Advancement of Expenses

The right to indemnification conferred in Section 7.1 shall include the right to be paid by the Company the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the LLC Act requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Company of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 7.2 or otherwise.

Section 7.3 Right of Indemnitee to Bring Suit

If a claim under Section 7.1 or Section 7.2 is not paid in full by the Company within thirty (30) days after a written claim has been received by the Company, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit.

In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right of an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the Company shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the LLC Act. Neither the failure of the Company (including its Board of Directors, independent legal counsel or the LLC Member) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Act, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or the LLC Member) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VII or otherwise shall be on the Company.

Section 7.4 Non-Exclusivity of Rights

The right to indemnification and the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the LLC Agreement, provision of these By-Laws, agreement, vote of the LLC Member or disinterested directors or otherwise.

Section 7.5 Insurance

The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the law.

Section 7.6 Indemnification of Employees and Agents of the Company

The Company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to the advancement of expenses, to any employee or agent of the Company to the fullest extent of the provisions of this Article VII with respect to the indemnification and advancement of expenses of directors and officers of the Company.

Section 7.7 Contract Rights

The rights to indemnification and to the advancement of expenses conferred in Section 7.1 and Section 7.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

Section 7.8 Company Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

ARTICLE VIII
Amendments; Emergency By-Laws

Section 8.1 By the LLC Member or Board

These By-Laws may be altered, amended, or repealed, or new By-Laws may be adopted, (i) by the written consent of the LLC Member, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 8.2 Emergency By-Laws

The Board may adopt emergency By-Laws subject to repeal or change by action of the LLC Member which shall, notwithstanding any different provision of law, the Certificate of Formation, the LLC Agreement or these By-Laws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency By-Laws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 8.3 Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system or any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

Section 8.4 Commission Approval

Before any amendment to, alteration or repeal of any provision of the By-Laws of the Company under this Article VIII shall be effective, those changes shall be submitted to the Board and if the same must be filed with or filed with and approved by the Commission, then the proposed changes to the By-Laws of the Company shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

ARTICLE IX
Exchange Authorities

Section 9.1 Rules

The Board, acting in accordance with the terms of these By-Laws and the Rules, shall be vested with all powers necessary for the government of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these By-Laws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 9.2 Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions, and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions, and operations of a person associated with an Exchange Member, or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its LLC Member;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the By-Laws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 9.3 Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 9.4 Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; provided, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and any other persons using any facility or system that the Company operates or controls. Any Regulatory Funds will not be used for non-regulatory purposes or distributed to the LLC Member, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE X
Miscellaneous Provisions

Section 10.1 Operational Date of Exchange

The Company has been formed in anticipation of its registration by the Commission as a national securities exchange. During the period between formation and the first date on which the Company commences operating a national securities exchange (the "Operational Date"):

(a) references in the Agreement and By-Laws to "the national securities exchange operated by the Company" shall be construed as references to "the national securities exchange to be operated by the Company"; and

(b) the Board of Directors of the Company may appoint members of the committees to be established under the By-Laws, but shall not be required to appoint all such committee members until the date immediately prior to the Operational Date.

Section 10.2 Fiscal Year

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 10.3 Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board, Observers, officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of Miami International Holdings, Inc. who are not also members of the Board, Observers, or any officers, staff, counsel or advisors of Miami International Holdings, Inc. who are not also officers, staff, counsel or advisors of the Company (or any committees of the Company), be allowed to participate in any meetings of the Board (or any committee of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 10.4 Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Company, members of the Board, Observers, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 10.5 Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes, or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 10.6 Power to Vote Stock

Unless otherwise instructed by the Board, the Chairman or the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of the stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board may from time to time confer like powers upon any other person or persons.

Section 10.7 Severability

If any provision of these By-Laws, or the application of any provision of these By-Laws to any person or circumstances, is held invalid, the remainder of these By-Laws and the application of such provision to other persons or circumstances shall not be affected.

Effective Date: February 10, 2025



MIAX Pearl Options Exchange
MIAX Pearl Equities Exchange

Rulebook

As of June 11, 2025



Table of Contents















Chapter I. Definitions

Rule 100. Definitions

ABBO or Away Best Bid or Offer

The term **“ABBO**” or “**Away Best Bid or Offer**” means the best bid(s) or offer(s) disseminated by other Eligible Exchanges (defined in Rule 1400(g)) and calculated by the Exchange based on market information received by the Exchange from OPRA.

Affiliate or affiliated with

The term “**affiliate**” of or person “**affiliated with**” another person means a person who, directly, or indirectly, controls, is controlled by, or is under common control with, such other person.

Aggregate Exercise Price

The term “**aggregate exercise price**” means the exercise price of an option contract multiplied by the number of units of the underlying security covered by the option contract.

American-Style Option

The term “**American-style option**” means an option contract that, subject to the provisions of Rule 700 (relating to the cutoff time for exercise instructions) and to the Rules of the Clearing Corporation, can be exercised on any business day prior to its expiration date and on its expiration date.

Associated Person or Person Associated with a Member

The term “**associated person**” or “**person associated with a Member**” means any partner, officer, director, or branch manager of a Member (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with a Member, or any employee of a Member, except that any person associated with a Member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these Rules.

Authorized Trader

The term **“authorized trader”** or **“AT”** means a person who may submit orders (or who supervises a routing engine that may automatically submit orders) to the Exchange’s trading facilities on behalf of his or her Member or Sponsored Participant.

Bid

The term “**bid**” means a limit order to buy one or more options contracts.

Board

The term “**Board**” means the Board of Directors of the Exchange.

Book

The term “**Book**” means the electronic book of buy and sell orders and quotes maintained by the System.

Broker

The term **“broker”** shall have the same meaning as in Section 3(a)(4) of the Exchange Act.

By-Laws

The term “**By-Laws**” means the By-Laws of the Exchange, as the same may be amended from time to time.



Call
The term "**call**" means an option contract under which the holder of the option has the right, in accordance with the terms of the option, to purchase from the Clearing Corporation the number of units of the underlying security covered by the option contract.

Class of Options or Option Class
The terms "**class of options**" or "**option class**" mean all option contracts covering the same underlying security.

Clearing Corporation
The term "**Clearing Corporation**" means The Options Clearing Corporation.

Clearing Member
The term "**Clearing Member**" means a Member that has been admitted to membership in the Clearing Corporation pursuant to the provisions of the Rules of the Clearing Corporation.

Closing Purchase Transaction
The term "**closing purchase transaction**" means an Exchange Transaction which will reduce or eliminate a short position in an option contract.

Closing Writing Transaction
The term "**closing writing transaction**" means an Exchange Transaction which will reduce or eliminate a long position in an option contract.

Control
The term "**control**" means the power to exercise a controlling influence over the management or policies of a person, unless such power is solely the result of an official position with such person. Any person who owns beneficially, directly or indirectly, more than 20% of the voting power in the election of directors of a corporation, or more than 25% of the voting power in the election of directors of any other corporation which directly or through one or more affiliates owns beneficially more than 25% of the voting power in the election of directors of such corporation, shall be presumed to control such corporation.

Covered
The term "**covered**" in respect of a short position in a call option contract means that the writer's obligation is secured by a "specific deposit" or an "escrow deposit" meeting the conditions of Rule 610(f) or 610(h), respectively, of the Rules of the Clearing Corporation, or the writer holds in the same account as the short position, on a share-for-share basis, a long position either in the underlying security or in an option contract of the same class of options where the exercise price of the option contract in such long position is equal to or less than the exercise price of the option contract in such short position. The term "covered" in respect of a short position in a put option contract means that the writer holds in the same account as the short position, on a share-for-share basis, a long position in an option contract of the same type and class of options where the exercise price of the option contract in such long position is equal to or greater than the exercise price of the option contract in such short position.

Dealer
The term **"dealer"** shall have the same meaning as in Section 3(a)(5) of the Exchange Act.

Designated Examining Authority
The term **"designated examining authority"** means a self-regulatory organization, other than the Exchange, designated by the Commission under Section 17(d) of the Exchange Act to enforce compliance by Equity Members with Exchange Rules.



Discretion

The term “**discretion**” means the authority of a broker or dealer to determine for a customer the type of option, the class or series of options, the number of contracts, or whether options are to be bought or sold.

Electronic Exchange Member

The term **“Electronic Exchange Member”** or **“EEM”** means the holder of a Trading Permit who is a Member representing as agent Public Customer Orders or Non-Customer Orders on the Exchange and those non-Market Maker Members conducting proprietary trading. Electronic Exchange Members are deemed “members” under the Exchange Act.

European-Style Option

The term “**European-style option**” means an option contract that, subject to the provisions of Rule 700 (relating to the cutoff time for exercise instructions) and to the Rules of the Clearing Corporation, can be exercised only on its expiration date.

Exchange

The term “**Exchange**” means the national securities exchange known as MIAX PEARL, LLC, or MIAX Pearl.

Exchange Act

The term “**Exchange Act**” means the Securities Exchange Act of 1934, as amended.

Exchange Transaction

The term “**Exchange Transaction**” means a transaction involving a security that is effected on the Exchange.

Exercise Price

The term “**exercise price**” means the specified price per unit at which time the underlying security may be purchased or sold upon the exercise of an option contract.

Federal Reserve Board

The term “**Federal Reserve Board**” means the Board of Governors of the Federal Reserve System.

FIX Interface

The term **“FIX Interface”** means the Financial Information Exchange interface used for submitting certain order types (as set forth in Rule 516) to the MIAX Pearl System.

Foreign Broker-Dealer

The term “**foreign broker-dealer**” means any person or entity that is registered, authorized or licensed by a foreign governmental agency or foreign regulatory organization (or is required to be so registered, authorized or licensed) to perform the function of a broker or dealer in securities, or both. For the purposes of this definition, the terms “broker” and “dealer” have the same meaning as provided in Section 3(a)(4) and 3(a)(5) of the Exchange Act, except that a “broker” or “dealer” may be a bank.

He, Him or His

The terms “**he**,” “**him**” or “**his**” shall be deemed to refer to persons of female as well as male gender, and to include organizations, as well as individuals, when the context so requires.

Help Desk

The term “**Help Desk**” means the Exchange’s control room consisting of Exchange staff authorized to make certain trading determinations on behalf of the Exchange. The Help Desk shall report to and be supervised by a senior executive officer of the Exchange.



Individual Option
The term "**individual option**" means an option contract that is either a put or a call, covering a specific underlying security and having a specific exercise price and expiration date.

Limit Price
The term **"limit price"** means the highest (lowest) specified price at which a Limit Order to buy (sell) is eligible to trade.

Long Position
The term "**long position**" means a person's interest as the holder of one or more units of trading of a given option contract.

Market Maker
The term "**Market Maker**" or "**MM**" means a Member registered with the Exchange for the purpose of making markets in options contracts traded on the Exchange and that is vested with the rights and responsibilities specified in Chapter VI of these Rules.

Member
The term **"Member"** means an individual or organization that is registered with the Exchange pursuant to Chapter II of these Rules for purposes of trading on the Exchange as an "Electronic Exchange Member" or "Market Maker." Members are deemed "members" under the Exchange Act.

Membership
The term "**Membership**" refers to the trading privileges held by a Member.

MEO Interface
The term **"MEO Interface"** means a binary order interface used for submitting certain order types (as set forth in Rule 516) to the MIAX Pearl System.

MIAX
The term "**MIAX**" means Miami International Securities Exchange, LLC.

MIAX Emerald
The term "**MIAX Emerald**" means MIAX Emerald, LLC.

MIAX Pearl
The term "**MIAX Pearl**" means the MIAX PEARL, LLC, or the Exchange.

MPID
The term **"MPID"** means unique market participant identifier.

NBBO
The term "**NBBO**" means the national best bid or offer as calculated by the Exchange based on market information received by the Exchange from OPRA.

Non-Customer
The term "**Non-Customer**" means a person or entity that is a broker or dealer in securities.

Non-Customer Order
The term "**Non-Customer Order**" means an order for the account of a Non-Customer.



Offer
The term "**offer**" means a limit order to sell one or more options contracts.

Opening Purchase Transaction
The term "**opening purchase transaction**" means an Exchange Transaction which will create or increase a long position in an option contract.

Opening Writing Transaction
The term "**opening writing transaction**" means an Exchange Transaction which will create or increase a short position in an option contract.

OPRA
The term "**OPRA**" means the Options Price Reporting Authority, LLC.

Option Contract
The term "**option contract**" means a put or a call issued, or subject to issuance, by the Clearing Corporation pursuant to the Rules of the Clearing Corporation.

Order
The term "**order**" means a firm commitment to buy or sell option contracts.

Outstanding
The term "**outstanding**" in respect of an option contract means an option contract which has been issued by the Clearing Corporation and has neither been the subject of a closing writing transaction nor has reached its expiration date.

PBBO
The term **"PBBO"** means the best bid or offer on MIAX Pearl.

Person
The term "**person**" shall refer to a natural person, corporation, partnership (general or limited), limited liability company, association, joint stock company, trust, trustee of a trust fund, or any organized group of persons whether incorporated or not and a government or agency or political subdivision thereof.

Primary Market
The term "**primary market**" means the principal market in which an underlying security is traded.

Principal Shareholder
The term "**principal shareholder**" means any person beneficially owning, directly or indirectly, equity securities representing 5% of the voting power in elections of directors, or 5% of the net worth, or a 5% participation in the net profits, of a corporation.

Priority Customer
The term "**Priority Customer**" means a person or entity that (i) is not a broker or dealer in securities, and (ii) does not place more than 390 orders in listed options per day on average during a calendar month for its own beneficial account(s). The number of orders shall be counted in accordance with the following Interpretation and Policy .01 hereto.



Interpretations and Policies:

.01 For purposes of counting the number of orders in listed options per day on average during a calendar month for its own beneficial account(s) for designation as Priority Customer under Rule 100:

(a) Except as noted below, each order of any type, regardless of the options exchange on which the order is entered or to which the order is routed, shall be counted as one (1) order toward the number of orders, except that Flexible Exchange Option (FLEX) orders shall not be counted.

(b) Complex orders comprised of eight (8) options legs or fewer shall be counted as a single order. For complex orders comprised of nine (9) options legs or more, each leg shall count as its own separate order. Stock orders shall not be counted toward the number of legs.

(c) A “parent” order placed for the beneficial account(s) of a person or entity not a broker or dealer that is broken into multiple subordinate “child” orders on the same side (buy/sell) and series as the parent order, by a broker or dealer or an algorithm housed at a broker or dealer or licensed from a broker dealer but housed with the customer, shall be counted as one (1) order, even if the orders are routed away. A “parent” order (including a strategy order) that is broken into multiple subordinate “child” orders on both sides (buy/sell) of a series and/or multiple series shall be counted as multiple orders, with each child order counted as a new and separate order per side and series.

(d) (1) An order that cancels and replaces a prior order shall be counted as a second order, or multiple new orders in the case of a complex order comprised of nine (9) options legs or more, including “single-strike algorithms.” A series of cancel and replace orders in an individual strike, which track the PBBO or NBBO, shall be counted as separate new orders. A cancel message is not an order.

(2) Except as noted in paragraph (d)(3) below, an order that cancels and replaces a subordinate “child” order on the same side and series as the “parent” order shall not be counted as a new order.

(3) An order that cancels and replaces a subordinate “child” order and results in multiple sides/series shall be counted as a new order per side and series. An order that cancels and replaces a subordinate “child” order pegged to the PBBO or NBBO, shall be counted as a new order each time a cancel/replace is used to follow the PBBO or NBBO.

Priority Customer Order
The term “**Priority Customer Order**” means an order for the account of a Priority Customer.

Proprietary Trading
The term **“proprietary trading”** for purposes of Rule 3100 means trading done by a Member having the following characteristics: (i) the Member is not required by Section 15(b)(8) of the Act to become a FINRA member but is a Member of another registered securities exchange not registered solely under Section 6(g) of the Act; (ii) all funds used or proposed to be used by the Member are the trading Member's own capital, traded through the Member's own accounts; (iii) the Member does not, and will not, have customers; and (iv) all persons registered on behalf of the Member acting or to be acting in the capacity of a trader must be owners of, employees of, or contractors to the Member.

Proprietary Trading Firm
The term “**proprietary trading firm**” for purposes of Rule 3100 means a Member organization or applicant with the following characteristics: (i) the applicant is not required by Section 15(b)(8) of the Act to become a FINRA Member but is a Member of another registered securities exchange not registered solely under Section 6(g) of the Act; (ii) all funds used or proposed to be used by the applicant for trading are the applicant's own capital, traded through the



applicant's own accounts; (iii) the applicant does not, and will not have customers; and (iv) all principals and representatives of the applicant acting or to be acting in the capacity of a trader must be owners of, employees of, or contractors to the applicant.

Public Customer
The term "**Public Customer**" means a person that is not a broker or dealer in securities.

Public Customer Order
The term "**Public Customer Order**" means an order for the account of a Public Customer.

Put
The term "**put**" means an option contract under which the holder of the option has the right, in accordance with the terms and provisions of the option, to sell to the Clearing Corporation the number of units of the underlying security covered by the option contract.

Quarterly Options Series
The term "**Quarterly Options Series**" is a series in an options class that is approved for listing and trading on the Exchange in which the series is opened for trading on any business day and that expires at the close of business on the last business day of a calendar quarter.

Quote or Quotation
The term "**quote**" or "**quotation**" means a bid or offer entered by a Market Maker as a firm order that updates the Market Maker's previous bid or offer, if any. When the term order is used in these Rules and a bid or offer is entered by the Market Maker in the option series to which such Market Maker is registered, such order shall, as applicable, constitute a quote or quotation for purposes of these Rules.

Registered Options Principal
The term "**Registered Options Principal**" has the meaning set forth in Rule 3101(b)(7).

Responsible Person
The term "**Responsible Person**" shall mean an individual designated by an organization that is the holder of a Trading Permit to represent the organization with respect to that Trading Permit in all matters relating to the Exchange. The Responsible Person must be a United States-based officer, director or management-level employee of the Trading Permit holder, who is responsible for the direct supervision and control of associated persons of that Trading Permit holder.

Rules
The term "**Rules**" means the Rules of the Exchange as the same may be in effect from time to time.

Rules of the Clearing Corporation
The term "**Rules of the Clearing Corporation**" means the Certificate of Incorporation, the By-Laws and the Rules of the Clearing Corporation, and all written interpretations thereof, as the same may be in effect from time to time.

SEC or Commission
The term "**SEC**" or "**Commission**" means the United States Securities and Exchange Commission.

Series of Options
The term "**series of options**" means all option contracts of the same class having the same exercise price and expiration date.



Short Position
The term "**short position**" means a person's interest as the writer of one or more units of trading of a given option contract.

Short Term Option Series
The term **"Short Term Option Series"** is a series in an option class that is approved for listing and trading on the Exchange in which the series is opened for trading on any Monday, Tuesday, Wednesday, Thursday or Friday that is a business day and that expires on the Monday, Tuesday, Wednesday, Thursday, or Friday of the next business week, or, in the case of a series that is listed on a Friday and expires on a Monday, is listed one business week and one business day prior to that expiration. If a Tuesday, Wednesday, Thursday or Friday is not a business day, the series may be opened (or shall expire) on the first business day immediately prior to that Tuesday, Wednesday, Thursday or Friday, respectively. For a series listed pursuant to this section for Monday expiration, if a Monday is not a business day, the series shall expire on the first business day immediately following that Monday.

SRO
The term "**SRO**" means a self-regulatory organization as defined in Section 3(a)(26) of the Exchange Act.

System
The term "**System**" means the automated trading system used by the Exchange for the trading of securities.

Timestamp
The term **"timestamp"** means the effective time sequence assigned to an order for purposes of determining its priority ranking.

Trading Center
The term "Trading Center" shall have the same meaning as in Rule (600)(b)(106) of Regulation NMS.

Trading Permit
The term "**Trading Permit**" means a permit issued by the Exchange that confers the ability to transact on the Exchange.

Type of Option
The term "**type of option**" means the classification of an option contract as either a put or a call.

Uncovered
The term "**uncovered**" in respect of a short position in an option contract means that the short position is not covered.

Underlying Security
The term "**underlying security**" in respect of an option contract means the security which the Clearing Corporation shall be obligated to sell (in the case of a call option contract) or purchase (in the case of a put option contract) upon the valid exercise of the option contract.

Voluntary Professional
The term "**Voluntary Professional**" means any Public Customer that elects, in writing, to be treated in the same manner as a broker or dealer in securities for purposes of the Exchange's schedule of fees.

[Adopted: December 13, 2016; amended February 6, 2017 (SR-PEARL-2017-03); amended April 3, 2017 (SR-PEARL-2017-11); amended June 5, 2017 (SR-PEARL-2017-21); amended February 12, 2018 (SR-PEARL-2018-03); amended May 24, 2019 (SR-PEARL-2019-16); amended December 19, 2019 (SR-PEARL-2019-35); amended January 9, 2020 (SR-PEARL-2020-01); amended August 14, 2020 (SR-PEARL-2020-03); amended March 30, 2021



(SR-PEARL-2021-08); amended October 25, 2021 (SR-PEARL-2021-43); amended November 17, 2022 (SR-PEARL-2022-52); amended November 6, 2023 (SR-PEARL-2023-68); amended November 21, 2024 (SR-PEARL-2024-55)]



Chapter II. Access

Rule 200. Trading Permits

(a) **Issuance**. The Exchange shall issue Trading Permits that confer the ability to transact on the Exchange. There is no limit on the number of Trading Permits that may be issued by the Exchange; however the Exchange shall have the authority to limit or decrease the number of Trading Permits it has determined to issue. The Exchange shall announce in advance any limitation or decrease it plans to impose pursuant to this Rule. In the event the Exchange imposes a limitation or decrease pursuant to this Rule, the Exchange, in doing so, may not eliminate the ability of an existing Member to trade on the Exchange unless the Exchange is permitted to do so pursuant to a rule filing submitted to the Commission under Section 19(b) of the Exchange Act. In addition, in no event shall the Exchange act in a manner under this subparagraph that does not comply with the provisions of Section 6(c)(4) of the Exchange Act.

(b) **Qualification Requirements**. A Member must be registered as a broker-dealer pursuant to Section 15 of the Exchange Act. If a Member intends to transact business with the public, it must obtain approval to transact business with the public pursuant to Rule 1300 or be approved to transact business with the public by another national securities exchange as set forth in Rule 1300.

(c) **Application Process**.

(1) **Holders of MIAX or MIAX Emerald Trading Permits.** A holder of a MIAX or MIAX Emerald trading permit in good standing is eligible to receive one MIAX Pearl Trading Permit in the same Membership category to trade on MIAX Pearl (i.e., a MIAX Registered Market Maker or a MIAX Emerald Registered Market Maker is eligible to become a MIAX Pearl Market Maker and a MIAX Electronic Exchange Member or a MIAX Emerald Electronic Exchange Member is eligible to become a MIAX Pearl Electronic Exchange Member). A holder of a MIAX or MIAX Emerald trading permit who wishes to apply to the Exchange is not required to complete and submit an Exchange application. Instead only Exchange forms concerning election to trade on the Exchange, submitting to Exchange jurisdiction, and operational matters need be completed and tendered.

(2) **Applicants Not Holding MIAX Trading Permits***.* An applicant not holding a MIAX or MIAX Emerald trading permit seeking to hold a MIAX Pearl Trading Permit (“Applicant”) must submit an application to the Exchange in accordance with such procedures as shall be established by the Exchange. In addition, the following shall apply:

(i) Each Applicant shall promptly update the application materials submitted to the Exchange if any of the information provided in these materials becomes inaccurate or incomplete after the date of submission of the application to the Exchange and prior to any approval of the application.

(ii) The Exchange shall investigate each Applicant applying to be a Member (with the exception of any Applicant that was a Member within 9 months prior to the date of receipt of that Applicant's application by the Exchange, and any Applicant that was investigated by the Exchange within 9 months prior to the date of receipt of that Applicant's application by the Exchange). The Exchange may investigate any Applicant that is not required to be investigated pursuant to this paragraph. In connection with an investigation conducted pursuant to this paragraph, the Exchange may (x) conduct a fingerprint based criminal records check of the Applicant and its Responsible Person; or (y) utilize the results of a fingerprint based criminal records check of the Applicant and its Responsible Person conducted by the Exchange or another self-regulatory organization within the prior year.



(iii) The Exchange may approve an application submitted pursuant to this Rule only if any investigation pursuant to paragraph (ii) above has been completed, and any applicable orientation and/or exam requirements established by the Exchange have been satisfied.

(iv) Each Applicant that submits an application pursuant to paragraph (c) of this Rule shall submit to the Exchange any additional information requested by the Exchange in connection with the Exchange's review of the application and may be required to appear before the Exchange for an in-person interview or interviews.

(v) Upon completion of the application process, the Exchange shall determine whether to approve or disapprove the application, unless there is just cause for delay. One such just cause for delay is when an Applicant is the subject of an inquiry, investigation, or proceeding conducted by a self-regulatory organization or governmental authority that involves the Applicant's fitness to be a Member. In such an instance, the Exchange need not act on any application submitted by that Applicant until the matter has been resolved.

(vi) Written notice of the action regarding an application to become a Member, specifying in the case of disapproval of an application the grounds thereof, shall be provided to the Applicant.

(d) **Membership in Another Registered National Securities Exchange or FINRA**. Every Trading Permit holder must have and maintain membership in another registered national securities exchange other than the MIAX or MIAX Emerald (that is not registered solely under Section 6(g) of the Exchange Act). If such other registered national securities exchange has not been designated by the Commission, pursuant to Rule 17d-1 under the Exchange Act, to examine Members for compliance with financial responsibility rules, then such Applicant must have and maintain a membership in FINRA.

(e) **Rights of Member**. No rights shall be conferred upon a Member except those set forth in the By-Laws or Rules as amended from time to time. A Trading Permit shall not convey any ownership interest in the Exchange. Trading Permits may not be leased and are not transferable except in the event of a change in control or corporate reorganization involving a Member. In such a case, Member status may be transferred to a qualified affiliate or successor upon written notice to the Exchange.

(f) **Fees and Charges for Trading Permits**. Trading Permits shall be subject to such fees and charges as are established by the Exchange from time to time pursuant to Rule 1202 and Rule 1203 and the Exchange Fee Schedule. An organization holding a Trading Permit in its name shall be responsible for paying all fees and charges for that Trading Permit. An individual holding a Trading Permit in his or her name shall be responsible for paying all fees and charges for that Trading Permit.

(g) **Exchange Jurisdiction over Trading Members**. Every Member shall be subject to the regulatory jurisdiction of the Exchange under the Exchange Act and the Rules, including without limitation the Exchange's disciplinary jurisdiction under Chapter X of the Rules.

[Adopted: December 13, 2016; amended May 24, 2019 (SR-PEARL-2019-16); amended February 11, 2021 (SR-PEARL-2021-03)]

Rule 201. Denial of and Conditions to Being a Member

(a) The Exchange shall deny Membership where an Applicant (as defined in Rule 200(c)(2)) has failed a required Membership test.



(b) The Exchange may deny (or may condition) Membership or may prevent a person from becoming associated (or may condition an association) with a Member for the same reasons that the Commission may deny or revoke a broker-dealer registration and for those reasons required or allowed under the Exchange Act.

(c) The Exchange also may deny (or may condition) Membership or may prevent a person from becoming associated (or may condition an association) with a Member when the Applicant:

(1) is a broker-dealer and (i) has a net worth (excluding personal assets) below $25,000 if the applicant is an individual, (ii) has a net worth (excluding personal assets) below $50,000 if the applicant is an organization, (iii) has financial difficulties involving an amount that is more than 5% of the applicant's net worth, or (iv) has a pattern of failure to pay just debts;

(2) is unable satisfactorily to demonstrate a capacity to adhere to all applicable Exchange, Commission, Clearing Corporation, and Federal Reserve Board policies, rules, and regulations, including those concerning record-keeping, reporting, finance, and trading procedures; or

(3) for such other cause as the Exchange reasonably may decide.

(d) The Exchange may determine not to permit a Member or a person associated with a Member to continue in Membership or association with a Member or may condition such continuance as a Member if the Member:

(1) fails to meet any of the qualification requirements for Membership or association after the Membership or association has been approved;

(2) fails to meet any condition placed by the Exchange on such Membership or association; or

(3) violates any agreement with the Exchange.

(e) Any decision made by the Exchange pursuant to paragraphs (a), (b) or (c) this Rule must be consistent with both the provisions of this Rule and the provisions of the Exchange Act.

(f) Any Applicant who has been denied Membership or association with a Member or granted only conditional Membership or association pursuant to paragraph (a), (b) or (c) of this Rule, and any Member or person associated with a Member who is not permitted to continue in Membership or association or whose continuance in Membership or association is conditioned pursuant to paragraph (d) of this Rule, may appeal the Exchange's decision under Chapter XI (Hearings, Review and Arbitration). No determination of the Exchange to discontinue or condition a person's Membership or association with a Member pursuant to paragraph (d) of this Rule shall take effect until the review procedures under Chapter XI (Hearings, Review and Arbitration) have been exhausted or the time for review has expired.

(g) Without prior Commission approval, the Exchange or any entity with which it is affiliated shall not directly or indirectly through one or more intermediaries acquire or maintain an ownership interest in an Exchange Member. In addition, without prior Commission approval, no Member shall be or become affiliated with (1) the Exchange; or (2) any affiliate of the Exchange. Nothing herein shall prohibit a Member from acquiring or holding an equity interest in (i) Miami International Holdings, Inc. that is permitted by the Certificate of Incorporation of Miami International Holdings, Inc. or (ii) MIAX Pearl that is permitted by the Amended and Restated Limited Liability Company Agreement of MIAX Pearl.

(h) Nothing in this Rule shall prohibit any Member from being or becoming an affiliate of the Exchange, or any facility of the Exchange, or an affiliate of any affiliate of the Exchange or any facility of the Exchange solely by reason of any



officer, director or partner of such Member being or becoming a Director or Advisory Board member of Miami International Holdings, Inc. or MIAX Pearl.

[Adopted: December 13, 2016]

Rule 202. Persons Associated with Member

(a) Persons associated with Members shall be bound by the By-Laws and Rules of the Exchange and of the Clearing Corporation. The Exchange may bar a person from becoming or continuing to be associated with a Member if such person does not agree in writing, in a manner and form prescribed by the Exchange, to furnish the Exchange with information with respect to such person's relationship and dealings with the Member, and information reasonably related to such person's other securities business, as may be required by the Exchange, and to permit the examination of its books and records by the Exchange to verify the accuracy of any information so supplied.

(b) Each associated person of a Member that is required to be disclosed on Exchange Act Form BD as a direct owner or executive officer is required to submit to the Exchange pursuant to Rule 200 an application for approval to become associated with the Member in that capacity. No person may become associated with a Member in the capacity of a direct owner or executive that is required to be disclosed on Form BD unless and until the Exchange approves the association.

(c) A claim of any associated person required to be approved by the Exchange pursuant to paragraph (b) of this Rule against the Member with which that person is associated shall be subordinate in right of payment to customers and other Members.

[Adopted: December 13, 2016]

Rule 203. [Reserved]

[Adopted: December 13, 2016; amended September 27, 2018 (SR-PEARL-2018-20); amended January 9, 2020 (SR-PEARL-2020-01)]

Rule 204. Members and Persons Associated with a Member Who Are or Become Subject to a Statutory Disqualification

(a) The Exchange may determine in accordance with the provisions of this Rule not to allow a Member or associated person of a Member to continue being a Member or associated with a Member, or to condition such continuance as a Member or associated person, if the Member or associated person is or becomes subject to a statutory disqualification under the Exchange Act.

(b) If a Member or associated person of a Member who is or becomes subject to a statutory disqualification under the Exchange Act wants to continue being a Member or associated with a Member, the Member or associated person must, within 30 days of becoming subject to a statutory disqualification, submit an application to the Exchange, in a form and manner prescribed by the Exchange, seeking to continue being a Member or associated with a Member notwithstanding the statutory disqualification. The application shall be accompanied by copies of all documents that are contained in the record of the underlying proceeding that triggered the statutory disqualification. Failure to timely file such an application is a factor that may be taken into consideration by the Exchange in making determinations pursuant to paragraph (c) of this Rule.



(c) Following the receipt of an application submitted pursuant to paragraph (b) of this Rule, or in the event the Exchange becomes aware that a Member or associated person of a Member is subject to a statutory disqualification and has failed to submit an application pursuant to paragraph (b) of this Rule within the required time period, the Exchange shall appoint a panel to conduct a hearing concerning the matter pursuant to the procedure set forth in Chapter XI (Hearings, Review and Arbitration).

(d) Subject to Chapter IX (Summary Suspension) of the Rules, any applicant whose application to become a Member is denied or conditioned, or any person whose association with a Member is denied or conditioned pursuant to paragraph (a), (b) or (c) of Rule 201, and any Member or person associated with a Member who is not permitted pursuant to this Rule to continue as a Member or to be associated with a Member or which continuance as a Member or association is conditioned, may appeal the Exchange's decision under Chapter XI (Hearings, Review and Arbitration) of the Rules.

(e) No determination to discontinue or condition a person as a Member or associated person pursuant to this Rule shall take effect until the review procedures under paragraph (d) of this Rule have been exhausted or the time for review has expired.

Interpretations and Policies:

.01 The Exchange may waive the provisions of this Rule when a proceeding is pending before another self-regulatory organization to determine whether to permit a Member or an associated person of a Member to continue being a Member or associated with the Member notwithstanding a statutory disqualification. In the event the Exchange determines to waive the provisions of this Rule with respect to a Member or associated person, the Exchange shall determine whether it will concur in any Exchange Act Rule 19h-1 filing made by another self-regulatory organization with respect to the Member or associated person.

.02 If a Member or an associated person of a Member is or becomes subject to a statutory disqualification under the Exchange Act, the Member shall immediately provide written notice to the Exchange of the name of the Member or associated person, the associated person's capacity with the Member, and the nature of the statutory disqualification.

.03 In those instances where Exchange Act Rule 19h-1(a)(2) does not require the Exchange to make a notice filing with the Commission to permit an associated person to continue in association with a Member, and where the Exchange intends to grant the associated person's application for continued association, the Exchange may waive the hearing provisions of paragraph (c) above with respect to that associated person.

[Adopted: December 13, 2016]

Rule 205. Dissolution and Liquidation of Members

Every Member shall promptly provide written notice to the Exchange of any adoption of a plan of liquidation or dissolution of the Member and of any actual liquidation or dissolution of the Member. Upon receipt of such a notice, the Member may be suspended in accordance with Chapter IX (Summary Suspension) of the Rules.

[Adopted: December 13, 2016]

Rule 206. Obligations of Terminating Members

Each terminating Member shall promptly (a) make any outstanding filings required under Exchange Rules, and (b) pay any outstanding fees, assessments, charges, fines, or other amounts due to the Exchange, the Commission, or



the Securities Investor Protection Corporation. If a Member fails to make all such filings, or to pay all such dues, fees and charges, the Exchange may, notwithstanding the other applicable provisions of this Chapter, delay the effectiveness of the termination until such failures have been remedied.

[Adopted: December 13, 2016]

Rule 207. Responsible Person

Each Member must designate an individual as the Responsible Person (as defined in Rule 100) for the Member. The Responsible Person must be affiliated with the Member.

[Adopted: December 13, 2016]

Rule 208. MIAX Pearl Billing System

Every Member must designate a Clearing Member for the payment of the Member's Exchange invoices and vendor invoices for Exchange-related services assessed by the Exchange by means of the Exchange's MIAX Pearl Billing System ("PBS"). The designated Clearing Member shall pay to the Exchange on a timely basis the full amount of each monthly Exchange invoice. Such payments shall be drafted by the Exchange against the designated Clearing Member's account at the Clearing Corporation. The Exchange will, upon request, waive the requirement for a Member to designate a Clearing Member and instead require such Member to provide alternative payment instructions as agreed to by the Exchange for purposes of permitting the Exchange to debit certain fees, as determined by the Exchange; provided, however, that the Exchange reserves the right to require any such Member to designate a Clearing Member for such purposes as set forth above if the Exchange encounters repeated failed collection attempts using such alternative payment instructions.

[Adopted: December 13, 2016; amended April 3, 2025 (SR-PEARL-2025-13)]

Rule 209. Letter of Guarantee

Each Member shall provide a letter of guarantee for the Member's trading activities on the Exchange from a Clearing Member in a form and manner prescribed by the Exchange.

[Adopted: December 13, 2016]

Rule 210. Sponsored Access to the Exchange

(a) **General**. This Rule governs electronic access for the entry and execution of orders by Sponsored Users with authorized access to the System and the applicable requirements that Sponsored Users and Sponsoring Members are required to satisfy in order to engage in a Sponsoring Member/Sponsored User relationship. For purposes of this Rule, a "Sponsored User" is a person or entity that has entered into a sponsorship arrangement with a Sponsoring Member for purposes of receiving access to the System.

(b) **Sponsored User.** A Sponsored User may obtain and maintain authorized access to the System, only if such access is authorized in advance by one or more Sponsoring Members as follows:

(1) Sponsored Users must enter into a sponsorship arrangement with a "Sponsoring Member," which is defined as a Member that agrees to sponsor the Sponsored User's access to the System. The sponsorship arrangement consists of three separate components:



(i) The Sponsored User must enter into and maintain a customer agreement(s) with its Sponsoring Member(s), establishing a proper relationship(s) and account(s) through which the Sponsored User will be permitted to trade on the System.

(ii) For a Sponsored User to obtain and maintain authorized access to the System, the Sponsored User and its Sponsoring Member must enter into a written agreement that incorporates the following sponsorship provisions:

(A) The Sponsored User and its Sponsoring Member must have entered into and maintained a Sponsored User Agreement with the Exchange.

(B) The Sponsoring Member acknowledges and agrees that:

1. all orders entered by its Sponsored User, any person acting on behalf of such Sponsored User (e.g., employees or agents of the Sponsored User), or any person acting in the name of such Sponsored User (e.g., customers of the Sponsored User) and any executions occurring as a result of such orders are binding in all respects on the Sponsoring Member; and

2. the Sponsoring Member is responsible for any and all actions taken by such Sponsored User and any person acting on behalf of or in the name of such Sponsored User.

(C) The Sponsoring Member agrees that it will be bound by and comply with the Exchange's By-Laws, Rules and procedures, as well as any other equivalent documents pertaining to the System (collectively, the “Exchange Rules”), and the Sponsored User agrees that it will be bound by and comply with the Exchange Rules as if the Sponsored User were a Member.

(D) Both the Sponsoring Member and the Sponsored User will agree to comply with all applicable federal securities laws, rules and regulations in connection with the Sponsoring Member/Sponsored User relationship.

(E) The Sponsored User agrees that it will maintain, keep current and provide to the Sponsoring Member a list of persons who have been granted access to the System on behalf of the Sponsored User (“Authorized Traders”).

(F) The Sponsored User agrees that it will familiarize its Authorized Traders with all of the Sponsored User's obligations under this Rule and will assure that they receive appropriate training prior to any use of or access to the System.

(G) The Sponsored User agrees that it will not permit anyone other than Authorized Traders to use or obtain access to the System.

(H) The Sponsored User agrees that it will take reasonable security precautions to prevent unauthorized use of or access to the System, including unauthorized entry of information into the System, or the information and data made available therein. The Sponsored User understands and agrees that it is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of the Sponsored User and any person acting on behalf of or in the name of such Sponsored User, and for the trading and other consequences thereof.



(I) The Sponsored User acknowledges its responsibility for establishing adequate procedures and controls that permit it to effectively monitor use of and access to the System by any person acting on behalf of or in the name of Sponsored User for compliance with the terms of these sponsorship provisions.

(J) The Sponsored User agrees that it will pay when due all amounts, if any, payable to the Sponsoring Member, the Exchange or any other third parties that arise from the Sponsored User's use of or access to the System. Such amounts include, but are not limited to, applicable Exchange and regulatory fees.

(iii) The Sponsored User and Sponsoring Member must provide the Exchange with a Sponsored User Agreement acknowledging and agreeing to the requirements of this Rule, including an acknowledgement by the Sponsoring Member of its responsibility for the orders, executions and actions of its Sponsored User. To the extent the Sponsoring Member is not a clearing firm, the Sponsoring Member’s clearing firm, which must be a Member, must provide the Exchange with a Letter of Authorization, which specifically accepts responsibility for the clearance of the Sponsored User's transactions. Upon approval by the Clearing Corporation, if applicable, and filing with the Exchange, an existing Letter of Authorization may be amended to include the Sponsoring Member/Sponsored User relationship. Sponsored User Agreements and Letters of Authorization filed with the Exchange will remain in effect until a written notice of revocation has been filed with the Exchange. If such a written notice of revocation has not been filed with the Exchange at least one hour prior to the opening of trading on the particular business day, such revocation shall not become effective until the close of trading on such day. A revocation shall in no way relieve the Sponsoring Member or, if applicable, the Sponsored Member’s clearing firm of responsibility for transactions guaranteed prior to the effective date of the revocation.

(c) **Sponsoring Member.**

(1) Each Sponsoring Member must have an effective process for vetting and approving persons who may obtain access to the System on behalf of its Sponsored Users (*i.e.*, Authorized Traders);

(2) Each Sponsoring Member must maintain an up-to-date list of Authorized Traders and must provide that list to the Exchange upon request; and

(3) Each Sponsoring Member must have reasonable procedures to ensure that Sponsored User and all of its Sponsored Users' Authorized Traders: (i) maintain the physical security of the Exchange and the System, which includes, but is not limited to, the equipment for accessing the facilities of the Exchange and the System, to prevent the unauthorized use or access to the Exchange or the System, including the unauthorized entry of information into the Exchange or the System, or the information and data made available therein; and (ii) otherwise comply with the Exchange Rules and all applicable federal securities laws, rules and regulations.

(d) If the Exchange determines that a Sponsored User or an Authorized Trader has caused a Sponsoring Member to violate the Exchange Rules or Exchange Act Rule 15c3-5, the Exchange may direct the Sponsoring Member to suspend or withdraw the Sponsored User's status as a Sponsored User or the person's status as an Authorized Trader and, if so directed, the Sponsoring Member must suspend or withdraw such status.

[Adopted: December 13, 2016]



Chapter III. Business Conduct

The rules contained in MIAX Chapter III, as such rules may be in effect from time to time (the “Chapter III Rules”), are hereby incorporated by reference into this MIAX Pearl Chapter III, and are thus MIAX Pearl Rules and thereby applicable to MIAX Pearl Members. MIAX Pearl Members shall comply with the Chapter III Rules as though such rules were fully-set forth herein. All defined terms, including any variations thereof, contained in Chapter III Rules shall be read to refer to the MIAX Pearl related meaning of such term. Solely by way of example, and not in limitation or in exhaustion: the defined term “Exchange” in the Chapter III Rules shall be read to refer to MIAX Pearl; the defined term “Rule” in the Chapter III Rules shall be read to refer to the MIAX Pearl Rule; the defined term “Chapter” in the Chapter III Rules shall be read to refer to the MIAX Pearl Chapter; the defined term “Market Maker” in Chapter III Rules shall be read to refer to the MIAX Pearl Market Maker; and the defined term “Member” in the Chapter III Rules shall be read to refer to the MIAX Pearl Member.

[Adopted: December 13, 2016; amended June 14, 2017 (SR-MIAX-2017-21); amended June 20, 2017 (SR-MIAX-2017-30); amended September 27, 2017 (SR-MIAX-2017-39); amended March 8, 2018 (SR-MIAX-2018-10); amended June 25, 2018 (SR-MIAX-2018-11); amended September 27, 2018 (SR-MIAX-2018-26); amended May 24, 2019 (SR-PEARL-2019-16); amended January 9, 2020 (SR-MIAX-2019-50); amended January 21, 2020 (SR-MIAX-2019-52); amended May 8, 2020 (SR-MIAX-2020-10); amended August 26, 2020 (SR-PEARL-2020-14); amended December 3, 2021 (SR-MIAX-2021-61); amended November 1, 2022 (SR-MIAX-2022-40); amended May 13, 2024 (SR-MIAX-2024-21); amended September 25, 2024 (SR-MIAX-2024-38); amended November 18, 2024 (SR-MIAX-2024-40); amended November 21, 2024 (SR-MIAX-2024-42); amended November 21, 2024 (SR-MIAX-2024-43); amended November 21, 2024 (SR-PEARL-2024-55); amended November 25, 2024 (SR-MIAX-2024-44); amended April 9, 2025 (SR-MIAX-2025-20; amended April 10, 2025 (SR-MIAX-2025-19); amended April 11, 2025 (SR-MIAX-2025-21)]



Chapter IV. Option Contracts Traded on the Exchange

Rule 400. Designation of Securities

The Exchange trades option contracts, each of which is designated by reference to the issuer of the underlying security, expiration month or expiration date, exercise price and type (put or call).

[Adopted: December 13, 2016]

Rule 401. Rights and Obligations of Holders and Writers

The rights and obligations of holders and writers shall be set forth in the Rules of the Clearing Corporation.

[Adopted: December 13, 2016]

Rule 402. Criteria for Underlying Securities

(a) Underlying securities with respect to which put or call option contracts are approved for listing and trading on the Exchange must meet the following criteria:

(1) the security must be registered and be an “NMS stock” as defined in Rule 600 of Regulation NMS under the Exchange Act; and

(2) the security shall be characterized by a substantial number of outstanding shares that are widely held and actively traded.

(b) In addition, the Exchange shall from time to time establish guidelines to be considered in evaluating potential underlying securities for Exchange options transactions. There are many relevant factors which must be considered in arriving at such a determination, and the fact that a particular security may meet the guidelines established by the Exchange does not necessarily mean that it will be selected as an underlying security. Further, in exceptional circumstances an underlying security may be selected by the Exchange even though it does not meet all of the guidelines. The Exchange may also give consideration to maintaining diversity among various industries and issuers in selecting underlying securities. Notwithstanding the forgoing, however, absent exceptional circumstances, an underlying security will not be selected unless:

(1) There are a minimum of seven (7) million shares of the underlying security which are owned by persons other than those required to report their stock holdings under Section 16(a) of the Exchange Act.

(2) There are a minimum of 2,000 holders of the underlying security.

(3) The issuer is in compliance with any applicable requirements of the Exchange Act.

(4) Trading volume (in all markets in which the underlying security is traded) has been at least 2,400,000 shares in the preceding twelve (12) months.

(5) Either:



(i) If the underlying security is a "covered security" as defined under Section 18(b)(1)(A) of the Securities Act of 1933 (the "Securities Act"): (A) the market price per share of the underlying security has been at least $3.00 for the previous three (3) consecutive business days preceding the date on which the Exchange submits a certificate to the Clearing Corporation for listing and trading, as measured by the closing price reported in the primary market in which the underlying security is traded; however, (B) the requirements set forth in (5)(i)(A) will be waived during the three days following its initial public offering day for an underlying security having a market capitalization of at least $3 billion based upon the offering price of its initial public offering, and may be listed and traded starting on or after the second business day following the initial public offering day; or

(ii) If the underlying security is not a "covered security," the market price per share of the underlying security has been at least $7.50 for the majority of business days during the three (3) calendar months preceding the date of selection, as measured by the lowest closing price reported in any market in which the underlying security traded on each of the subject days.

(6) Notwithstanding the requirements set forth in paragraphs (1), (2), (4) and (5) above, the Exchange may list and trade an option contract if:

(i) the underlying security meets the guidelines for continued approval in Rule 403; and

(ii) options on such underlying security are traded on at least one other registered national securities exchange.

(c) **Securities of Restructured Companies**.

(1) **Definitions.** The following definitions shall apply to the provisions of this paragraph (c):

(i) "Restructuring Transaction" refers to a spin-off, reorganization, recapitalization, restructuring or similar corporate transaction.

(ii) "Restructure Security" refers to an equity security that a company issues, or anticipates issuing, as the result of a Restructuring Transaction of the company.

(iii) "Original Equity Security" refers to a company's equity security that is issued and outstanding prior to the effective date of a Restructuring Transaction of the company.

(iv) "Relevant Percentage" refers to either:

(A) twenty-five percent (25%), when the applicable measure determined with respect to the Original Equity Security or the business it represents includes the business represented by the Restructure Security; or

(B) thirty-three and one-third percent (33-1/3%), when the applicable measure determined with respect to the Original Equity Security or the business it represents excludes the business represented by the Restructure Security.

(2) **"Share" and "Number of Shareholder" Guidelines.** In determining whether a Restructure Security satisfies the share guideline set forth in Rule 402(b)(1) (the "Share Guideline") or the number of holders guideline set forth in Rule 402(b)(2) (the "Number of Shareholders Guideline"), the Exchange may rely upon the facts and circumstances that it expects to exist on the option's intended listing date, rather than on the date on which the Exchange selects for options trading the underlying Restructure Security.



(i) The Exchange may assume that:

(A) both the "Share" and "Number of Shareholders" Guidelines are satisfied if, on the option's intended listing date, the Exchange expects no fewer than forty (40) million shares of the Restructure Security to be issued and outstanding; and

(B) either such Guideline is satisfied if, on the option's intended listing day, the Exchange expects the Restructure Security to be listed on an exchange or automatic quotation system that has, and is subject to, an initial listing requirement that is no less stringent than the Guideline in question.

(ii) The Exchange may not rely on any such assumption, however, if a reasonable Exchange investigation or that of another exchange demonstrates that either the Share Guideline or Number of Shareholders Guideline will not in fact be satisfied on an option's intended listing date.

(iii) In addition, in the case of a Restructuring Transaction in which the shares of a Restructure Security are issued or distributed to the holders of shares of an Original Equity Security, the Exchange may determine that either the Share Guideline or the Number of Shareholders Guideline is satisfied based upon the Exchange's knowledge of the outstanding shares or number of shareholders of the Original Equity Security.

(3) **"Trading Volume" Guideline.** In determining whether a Restructure Security that is issued or distributed to the holders of shares of an Original Equity Security (but not a Restructure Security that is issued pursuant to a public offering or rights distribution) satisfies the trading volume guideline set forth in Rule 402(b)(4) (the "Trading Volume Guideline"), the Exchange may consider the trading volume history of the Original Equity Security prior to the "ex-date" of the Restructuring Transaction if the Restructure Security satisfies the "Substantiality Test" set forth in subparagraph (c)(5) below.

(4) **"Market Price" Guideline.** In determining whether a Restructure Security satisfies the market price history guideline set forth in Rule 402(b)(5) (the "Market Price Guideline"), the Exchange may consider the market price history of the Original Equity Security prior to the "ex-date" of the Restructuring Transaction if:

(i) the Restructure Security satisfies the "Substantiality Test" set forth in subparagraph (c)(5) below.

(ii) in the case of the application of the Market Price Guideline to a Restructure Security that is distributed pursuant to a public offering or a rights distribution:

(A) the Restructure Security trades "regular way" on an exchange or automatic quotation system for at least the five (5) trading days immediately preceding the date of selection; and

(B) at the close of trading on each trading day on which the Restructure Security trades "regular way" prior to the date of selection, and the opening of trading on the date of selection, the market price of the Restructure Security was at least $7.50, or, if the Restructure Security is a "covered security," as defined in Rule 402(b)(5)(i), the market price of the Restructure Security was at least $3.00.

(5) **The "Substantiality Test"**. A Restructure Security satisfies the "Substantiality Test" if:

(i) the Restructure Security has an aggregate market value of at least $500 million; or

(ii) at least one of the following conditions is met:



(A) the aggregate market value of the Restructure Security equals or exceeds the Relevant Percentage of the aggregate market value of the Original Equity Security;

(B) the aggregate book value of the assets attributed to the business represented by the Restructure Security equals or exceeds both $50 million and the Relevant Percentage of the aggregate book value of the assets attributed to the business represented by the Original Equity Security; or

(C) the revenues attributed to the business represented by the Restructure Security equals or exceeds both $50 million and the Relevant Percentage of the revenues attributed to the business represented by the Original Equity Security.

(6) A Restructure Security's aggregate market value may be determined from "when issued" prices, if available.

(7) In calculating comparative aggregate market values for the purpose of assessing whether a Restructure Security qualifies to underlie an option, the Exchange shall use the Restructure Security's closing price on its primary market on the last business day prior to the selection date or the Restructure Security's opening price on its primary market on the selection date and shall use the corresponding closing or opening price of the related Original Equity Security.

(8) In calculating comparative asset values and revenues, the Exchange shall use (i) the issuer's latest annual financial statements or (ii) the issuer's most recently available interim financial statements (so long as such interim financial statements cover a period of not less than three months), whichever are more recent. Those financial statements may be audited or unaudited and may be pro forma.

(9) Except in the case of a Restructure Security that is distributed pursuant to a public offering or rights distribution, the Exchange may not rely upon the trading volume or market price history of an Original Equity Security as this paragraph (c) permits for any trading day unless it relies upon both of those measures for that trading day.

(10) Once the Exchange commences to rely upon a Restructure Security's trading volume and market price history for any trading day, the Exchange may not rely upon the trading volume and market price history of the security's related Original Equity Security for any trading day thereafter.

(11) **"When Issued" Trading Prohibited.** The Exchange shall not list for trading option contracts that overlie a Restructure Security that is not yet issued and outstanding, regardless of whether the Restructure Security is trading on a "when issued" basis or on another basis that is contingent upon the issuance or distribution of shares.

(d) In considering underlying securities, the Exchange shall ordinarily rely on information made publicly available by the issuer and/or the markets in which the security is traded.

(e) The word "security" shall be broadly interpreted to mean any equity security, as defined in Rule 3a11-1 under the Exchange Act, which is appropriate for options trading, and the word "shares" shall mean the unit of trading of such security.

(f) Securities deemed appropriate for options trading shall include nonconvertible preferred stock issues and American Depositary Receipts ("ADRs") if they meet the criteria and guidelines set forth in this Rule 402 and if, in the case of ADRs:

(1) the Exchange has in place an effective surveillance sharing agreement with the primary exchange in the home country where the security underlying the ADR is traded; or



(2) the combined trading volume of the ADR and other related ADRs and securities (as defined below) occurring in the U.S. ADR market or in markets with which the Exchange has in place an effective surveillance sharing agreement represents (on a share equivalent basis) at least fifty percent (50%) of the combined worldwide trading volume in the ADR, the security underlying the ADR, other classes of common stock related to the underlying security, and ADRs overlying such other stock (together "other related ADRs and securities") over the three month period preceding the date of selection of the ADR for options trading; or

(3) (i) the combined trading volume of the ADR and other related ADRs and securities occurring in the U.S. ADR market and in markets where the Exchange has in place an effective surveillance sharing agreement, represents (on a share equivalent basis) at least twenty percent (20%) of the combined worldwide trading volume in the ADR and in other related ADRs and securities over the three month period preceding the date of selection of the ADR for options trading, (ii) the average daily trading volume for the security in the U.S. markets over the three (3) months preceding the selection of the ADR for options trading is 100,000 or more shares, and (iii) the trading volume is at least 60,000 shares per day in U.S. markets on a majority of the trading days for the three (3) months preceding the date of selection of the ADR for options trading ("Daily Trading Volume Standard"); or

(4) the SEC otherwise authorizes the listing.

(g) Securities deemed appropriate for options trading shall include shares issued by registered closed-end management investment companies that invest in the securities of issuers based in one or more foreign countries ("International Funds") if they meet the criteria and guidelines set forth in this Rule 402 and either:

(1) the Exchange has a market information sharing agreement with the primary home exchange for each of the securities held by the fund; or

(2) the International Fund is classified as a diversified company as that term is defined by section 5(b) of the Investment Company Act of 1940, as amended, and the securities held by the fund are issued by issuers based in five or more countries.

(h) A "market information sharing agreement" for purposes of this Rule is an agreement that would permit the Exchange to obtain trading information relating to the securities held by the fund including the identity of the member of the foreign exchange executing a trade. International Fund shares not meeting criteria of paragraph (i) shall be deemed appropriate for options trading if the SEC specifically authorizes the listing.

(i) Securities deemed appropriate for options trading shall include shares or other securities ("Exchange-Traded Fund Shares") that are traded on a national securities exchange and are defined as an "NMS stock" under Rule 600 of Regulation NMS, and that:

(1) represent interests in registered investment companies (or series thereof) organized as open-end management investment companies, unit investment trusts or similar entities that hold portfolios of securities and/or financial instruments ("Funds"), including, but not limited to, stock index futures contracts, options on futures, options on securities and indices, equity caps, collars and floors, swap agreements, forward contracts, repurchase agreements and reverse repurchase agreements (the "Financial Instruments"), and money market instruments, including, but not limited to, U.S. government securities and repurchase agreements (the "Money Market Instruments") comprising or otherwise based on or representing investments in broad-based indexes or portfolios of securities and/or Financial Instruments and Money Market Instruments (or that hold securities in one or more other registered investment companies that themselves hold such portfolios of securities and/or Financial Instruments and Money Market Instruments);



(2) represent interests in a trust or similar entity that holds a specified non-U.S. currency or currencies deposited with the trust which when aggregated in some specified minimum number may be surrendered to the trust or similar entity by the beneficial owner to receive the specified non-U.S. currency or currencies and pays the beneficial owner interest and other distributions on the deposited non-U.S. currency or currencies, if any, declared and paid by the trust ("Currency Trust Shares");

(3) represent commodity pool interests principally engaged, directly or indirectly, in holding and/or managing portfolios or baskets of securities, commodity futures contracts, options on commodity futures contracts, swaps, forward contracts and/or options on physical commodities and/or non-U.S. currency ("Commodity Pool ETFs");

(4) are issued by the SPDR® Gold Trust, the iShares COMEX Gold Trust, the iShares Silver Trust, the Aberdeen Standard Silver ETF Trust, the Aberdeen Standard Physical Gold Trust, the Aberdeen Standard Palladium ETF Trust, the Aberdeen Standard Platinum ETF Trust, the Goldman Sachs Physical Gold ETF, the Sprott Physical Gold Trust, the iShares Bitcoin Trust, the Grayscale Bitcoin Trust, the Grayscale Bitcoin Mini Trust, the Bitwise Bitcoin ETF, the Fidelity Wise Origin Bitcoin Fund, the ARK 21Shares Bitcoin ETF, the Fidelity Ethereum Fund, the iShares Ethereum Trust, the Grayscale Ethereum Trust, the Grayscale Ethereum Mini Trust, or the Bitwise Ethereum ETF; or

(5) represent an interest in a registered investment company ("Investment Company") organized as an open-end management company or similar entity, that invests in a portfolio of securities selected by the Investment Company's investment adviser consistent with the Investment Company's investment objectives and policies, which is issued in a specified aggregate minimum number in return for a deposit of a specified portfolio of securities and/or a cash amount with a value equal to the next determined net asset value ("NAV"), and when aggregated in the same specified minimum number, may be redeemed at a holder's request, which holder will be paid a specified portfolio of securities and/or cash with a value equal to the next determined NAV ("Managed Fund Share"); provided that all of the following conditions are met:

(i) the Exchange-Traded Fund Shares either:

(A) meet the criteria and guidelines set forth in paragraphs (a) and (b) above; or

(B) the Exchange-Traded Fund Shares are available for creation or redemption each business day from or through the issuing trust, investment company, commodity pool or other entity in cash or in kind at a price related to net asset value, and the issuer is obligated to issue Exchange-Traded Fund Shares in a specified aggregate number even if some or all of the investment assets and/or cash required to be deposited have not been received by the issuer, subject to the condition that the person obligated to deposit the investment assets has undertaken to deliver them as soon as possible and such undertaking is secured by the delivery and maintenance of collateral consisting of cash or cash equivalents satisfactory to the issuer of the Exchange-Traded Fund Shares, all as described in the Exchange-Traded Fund Shares' prospectus; and

(C) For Commodity Pool ETFs that engage in holding and/or managing portfolios or baskets commodity futures contracts, options on commodity futures contracts, swaps, forward contracts, options on physical commodities, options on non-U.S. currency and/or securities, the Exchange has entered into a comprehensive surveillance sharing agreement with the marketplace or marketplaces with last sale reporting that represent(s) the highest volume in such commodity futures contracts and/or options on commodity futures contracts on the specified commodities or non-U.S. currency, which are utilized by the national securities exchange where the underlying Commodity Pool ETFs are listed and traded.

(ii) the Exchange-Traded Fund Shares meet the following criteria:



(A) are listed pursuant to generic listing standards for series of portfolio depositary receipts and index fund shares based on international or global indexes under which a comprehensive surveillance agreement is not required; or

(B) 1. any non-U.S. component securities of an index or portfolio of securities on which the Exchange-Traded Fund Shares are based that are not subject to comprehensive surveillance agreements do not in the aggregate represent more than 50% of the weight of the index or portfolio;

2. component securities of an index or portfolio of securities on which the Exchange-Traded Fund Shares are based for which the primary market is in any one country that is not subject to a comprehensive surveillance agreement do not represent 20% or more of the weight of the index;

3. component securities of an index or portfolio of securities on which the Exchange-Traded Fund Shares are based for which the primary market is in any two countries that are not subject to comprehensive surveillance agreements do not represent 33% or more of the weight of the index; and

4. For Currency Trust Shares, the Exchange has entered into an appropriate comprehensive surveillance sharing agreement with the marketplace or marketplaces with last sale reporting that represent(s) the highest volume in derivatives (options or futures) on the specified non-U.S. currency or currencies, which are utilized by the national securities exchange where the underlying Currency Trust Shares are listed and traded.

(j) Securities deemed appropriate for options trading shall include shares or other securities ("Trust Issued Receipts") that are principally traded on a national securities exchange or through the facilities of a national securities association and reported as a national market security, and that represent ownership of the specific deposited securities held by a trust, provided:

(1) the Trust Issued Receipts (i) meet the criteria and guidelines for underlying securities set forth in paragraph (b) to this Rule; or (ii) must be available for issuance or cancellation each business day from the Trust in exchange for the underlying deposited securities; and

(2) not more than 20% of the weight of the Trust Issued Receipt is represented by ADRs on securities for which the primary market is not subject to a comprehensive surveillance agreement.

(k) (1) Securities deemed appropriate for options trading shall include shares or other securities ("Equity Index-Linked Securities," "Commodity-Linked Securities," "Currency-Linked Securities," "Fixed Income Index-Linked Securities," "Futures-Linked Securities," and "Multifactor Index-Linked Securities," collectively known as "Index-Linked Securities") that are principally traded on a national securities exchange and an "NMS Stock" (as defined in Rule 600 of Regulation NMS under the Securities Exchange Act of 1934), and represent ownership of a security that provides for the payment at maturity, as described below:

(i) Equity Index-Linked Securities are securities that provide for the payment at maturity of a cash amount based on the performance of an underlying index or indexes of equity securities ("Equity Reference Asset");

(ii) Commodity-Linked Securities are securities that provide for the payment at maturity of a cash amount based on the performance of one or more physical commodities or commodity futures, options on commodities, or other commodity derivatives or Commodity-Based Trust Shares or a basket or index of any of the foregoing ("Commodity Reference Asset");



(iii) Currency-Linked Securities are securities that provide for the payment at maturity of a cash amount based on the performance of one or more currencies, or options on currencies or currency futures or other currency derivatives or Currency Trust Shares (as defined in Rule 402(h)), or a basket or index of any of the foregoing (“Currency Reference Asset”);

(iv) Fixed Income Index-Linked Securities are securities that provide for the payment at maturity of a cash amount based on the performance of one or more notes, bonds, debentures or evidence of indebtedness that include, but are not limited to, U.S. Department of Treasury securities (“Treasury Securities”), government-sponsored entity securities (“GSE Securities”), municipal securities, trust preferred securities, supranational debt and debt of a foreign country or a subdivision thereof or a basket or index of any of the foregoing (“Fixed Income Reference Asset”);

(v) Futures-Linked Securities are securities that provide for the payment at maturity of a cash amount based on the performance of an index of (A) futures on Treasury Securities, GSE Securities, supranational debt and debt of a foreign country or a subdivision thereof, or options or other derivatives on any of the foregoing; (B) interest rate futures or options or derivatives on the foregoing in this subparagraph (B); or (C) CBOE Volatility Index (VIX) Futures (“Futures Reference Asset”); and

(vi) Multifactor Index-Linked Securities are securities that provide for the payment at maturity of a cash amount based on the performance or the leveraged (multiple or inverse) performance of any combination of two or more Equity Reference Assets, Commodity Reference Assets, Currency Reference Assets, Fixed Income Reference Assets, or Futures Reference Assets (“Multifactor Reference Asset”).

(2) For purposes of this Rule 402(k), Equity Reference Assets, Commodity Reference Asset, Currency Reference Assets, Fixed Income Reference Assets, Futures Reference Assets together with Multifactor Reference Assets, collectively will be referred to as “Reference Assets.”

(3) (i) The Index-Linked Securities must meet the criteria and guidelines for underlying securities set forth in Rule 402(b); or

(ii) the Index-Linked Securities must be redeemable at the option of the holder at least on a weekly basis through the issuer at a price related to the applicable underlying Reference Asset. In addition, the issuing company is obligated to issue or repurchase the securities in aggregation units for cash, or cash equivalents, satisfactory to the issuer of Index-Linked Securities which underlie the option as described in the Index-Linked Securities prospectus.

(4) The Exchange will implement surveillance procedures for options on Index-Linked Securities, including adequate comprehensive surveillance sharing agreements with markets trading in non-U.S. components, as applicable.

[Adopted: December 13, 2016; amended February 22, 2018 (SR-PEARL-2018-04); amended October 25, 2021 (SR-PEARL-2021-43) amended August 31, 2023 (SR-PEARL-2023-38); amended November 18, 2024 (SR-PEARL-2024-52); amended November 21, 2024; (SR-PEARL-2024-53); amended November 21, 2024 (SR-PEARL-2024-54); amended February 6, 2025 (SR-PEARL-2025-04); amended April 9, 2025 (SR-PEARL-2025-15), (SR-PEARL-2025-14); amended April 11, 2025 (SR-PEARL-2025-16)]

Rule 403. Withdrawal of Approval of Underlying Securities

(a) Whenever the Exchange determines that an underlying security previously approved for Exchange options transactions does not meet the then current requirements for continuance of such approval or for any other reason should no longer be approved, the Exchange will not open for trading any additional series of options of the class covering that underlying security and may prohibit any opening purchase transactions in series of options of that



class previously opened (except that opening transactions by Market Makers executed to accommodate closing transactions of other market participants may be permitted) to the extent it deems such action necessary or appropriate; provided, however, that where exceptional circumstances have caused an underlying security not to comply with the Exchange's current approval maintenance requirements regarding number of publicly held shares, number of shareholders, trading volume or market price, the Exchange may, in the interest of maintaining a fair and orderly market or for the protection of investors, determine to continue to open additional series of option contracts of the class covering that underlying security. When all option contracts with respect to any underlying security that is no longer approved have expired, the Exchange may make application to the SEC to strike from trading and listing all such option contracts.

(b) Absent exceptional circumstances, an underlying security will not be deemed to meet the Exchange's requirements for continued approval whenever any of the following occur:

(1) There are fewer than 6,300,000 shares of the underlying security held by persons other than those who are required to report their security holdings under Section 16(a) of the Exchange Act.

(2) There are fewer than 1,600 holders of the underlying security.

(3) The trading volume (in all markets in which the underlying security is traded) has been less than 1,800,000 shares in the preceding twelve (12) months.

(4) The underlying security ceases to be an "NMS stock" as defined in Rule 600 of Regulation NMS under the Exchange Act.

(5) If an underlying security is approved for options listing and trading under the provisions of Rule 402(c), the trading volume of the Original Equity Security (as therein defined) prior to but not after the commencement of trading in the Restructure Security (as therein defined), including "when-issued" trading, may be taken into account in determining whether the trading volume requirement of subparagraph (3) is satisfied.

(c) In considering whether any of the events specified in paragraph (b) of this Rule have occurred with respect to an underlying security, the Exchange shall ordinarily rely on information made publicly available by the issuer and/or the markets in which such security is traded.

(d) If prior to the delisting of a class of option contracts covering an underlying security that has been found not to meet the Exchange's requirements for continued approval, the Exchange determines that the underlying security again meets the Exchange's requirements, the Exchange may open for trading additional series of options of that class and may lift any restriction on opening purchase transactions imposed by this Rule.

(e) Whenever the Exchange announces that approval of an underlying security has been withdrawn for any reason or that the Exchange has been informed that the issuer of an underlying security has ceased to be in compliance with SEC reporting requirements, each Member shall, prior to effecting any transaction in option contracts with respect to such underlying security for a customer, inform such customer of such fact and of the fact that the Exchange may prohibit further transactions in such option contracts to the extent it shall deem such action necessary and appropriate.

(f) If an ADR was initially deemed appropriate for options trading on the grounds that fifty percent (50%) or more of the worldwide trading volume (on a share equivalent basis) in the ADR and other related ADRs and securities takes place in U.S. markets or in markets with which the Exchange has in place an effective surveillance sharing agreement, or if an ADR was initially deemed appropriate for options trading based on the daily trading volume standard Rule 402(f)(3), the Exchange may not open for trading additional series of options on the ADR unless:



(1) The percentage of worldwide trading volume in the ADR and other related securities that takes place in the U.S. and in markets with which the Exchange has in place effective surveillance sharing agreements for any consecutive three (3) month period is either:

(i) at least thirty percent (30%) without regard to the average daily trading volume in the ADR, or

(ii) at least fifteen percent (15%) when the average U.S. daily trading volume in the ADR for the previous three (3) months is at least 70,000 shares;

(2) the Exchange then has in place an effective surveillance sharing agreement with the primary exchange in the home country where the security underlying the ADR is traded; or

(3) the SEC has otherwise authorized the listing.

(g) Exchange-Traded Fund Shares approved for options trading pursuant to Rule 402(i) will not be deemed to meet the requirements for continued approval, and the Exchange shall not open for trading any additional series of option contracts of the class covering such Exchange-Traded Fund Shares if the Exchange-Traded Fund Shares are delisted from trading as provided in subparagraph (b)(4) of this Rule or the Exchange-Traded Fund Shares are halted or suspended from trading on their primary market. In addition, the Exchange shall consider the suspension of opening transactions in any series of options of the class covering Exchange-Traded Fund Shares in any of the following circumstances:

(1) in the case of options covering Exchange-Traded Fund Shares approved pursuant to Rule 402(i)(5)(i)(A), in accordance with the terms of subparagraphs (b)(1), (2) and (3) of this Rule 403;

(2) in the case of options covering Exchange-Traded Fund Shares approved pursuant to Rule 402(i)(5)(i)(B), following the initial twelve-month period beginning upon the commencement of trading in the Exchange-Traded Fund Shares on a national securities exchange and are defined as an “NMS stock” under Rule 600 of Regulation NMS, there were fewer than 50 record and/or beneficial holders of such Exchange-Traded Fund Shares for 30 or more consecutive trading days;

(3) the value of the index or portfolio of securities or non-U.S. currency, portfolio of commodities including commodity futures contracts, options on commodity futures contracts, swaps, forward contracts, options on physical commodities and/or Financial Instruments and Money Market Instruments, on which the Exchange-Traded Fund Shares are based is no longer calculated or available; or

(4) such other event occurs or condition exists that in the opinion of the Exchange makes further dealing in such options on the Exchange inadvisable.

(h) Absent exceptional circumstances, securities initially approved for options trading pursuant to paragraph (j) of Rule 402 (such securities are defined and referred to in that paragraph as “Trust Issued Receipts”) shall not be deemed to meet the Exchange’s requirements for continued approval, and the Exchange shall not open for trading any additional series of option contracts of the class covering such Trust Issued Receipts, whenever the Trust Issued Receipts are delisted and trading in the Receipts is suspended on a national securities exchange, or the Trust Issued Receipts are no longer traded as national market securities through the facilities of a national securities association. In addition, the Exchange shall consider the suspension of opening transactions in any series of options of the class covering Trust Issued Receipts in any of the following circumstances:



(1) in accordance with the terms of paragraph (b) this Rule 403 in the case of options covering Trust Issued Receipts when such options were approved pursuant to subparagraph (j)(1)(i) under Rule 402;

(2) upon annual review, the Trust has more than 60 days remaining until termination and there are fewer than 50 record and/or beneficial holders of Trust Issued Receipts for 30 or more consecutive trading days;

(3) the Trust has fewer than 50,000 receipts issued and outstanding;

(4) the market value of all receipts issued and outstanding is less than $1,000,000; or

(5) such other event shall occur or condition exist that in the opinion of the Exchange makes further dealing in such options on the Exchange inadvisable.

(i) For Holding Company Depositary Receipts (HOLDRs), the Exchange will not open additional series of options overlying HOLDRs (without prior SEC approval) if:

(1) the proportion of securities underlying standardized equity options to all securities held in a HOLDRs trust is less than 80% (as measured by their relative weightings in the HOLDRs trust); or

(2) less than 80% of the total number of securities held in a HOLDRs trust underlie standardized equity options.

Interpretations and Policies:

.01 If an option series is listed but restricted to closing transactions on another national securities exchange, the Exchange may list such series (even if such series would not otherwise be eligible for listing under the Exchange's Rules), which shall also be restricted to closing transactions on the Exchange.

.02 If an option class is open for trading on another national securities exchange, the Exchange may delist such option class immediately. If an option class is open for trading solely on the Exchange, the Exchange: may determine to not open for trading any additional series in that option class; may restrict series with open interest to closing transactions, provided that, opening transactions by Market Makers executed to accommodate closing transactions of other market participants may be permitted; and may delist the option class when all series within that class have expired. In all instances, delisting shall be preceded by a notice to members concerning the delisting.

[Adopted: December 13, 2016; amended March 23, 2018 (SR-PEARL-2018-05); amended October 25, 2021 (SR-PEARL-2021-43)]

Rule 404. Series of Option Contracts Open for Trading

(a) After a particular class of options has been approved for listing and trading on the Exchange, the Exchange from time to time may open for trading series of options in that class. Only option contracts in series of options currently open for trading may be purchased or written on the Exchange. Prior to the opening of trading in a given series, the Exchange will fix the type of option, expiration month, year and exercise price of that series. Exercise-price setting parameters adopted as part of the Options Listing Procedures Plan ("OLPP") are set forth in Rule 404A. For Short Term Option Series, the Exchange will fix a specific expiration date and exercise price of that series, as provided in Interpretations and Policies .02. For Quarterly Options Series, the Exchange will fix a specific expiration date and exercise price of that series, as provided in Interpretations and Policies .03. For Monthly Options Series, the Exchange will fix a specific expiration date and exercise price, as provided in Interpretation and Policy .13.



(b) Except as otherwise provided in this Rule 404 and Interpretations and Policies hereto, at the commencement of trading on the Exchange of a particular type of option of a class of options, the Exchange shall open a minimum of one expiration month and series for each class of options open for trading on the Exchange. The exercise price of each series will be fixed at a price per share, which is reasonably close to the price per share at which the underlying stock is traded in the primary market at about the time that class of options is first opened for trading on the Exchange.

(c) Additional series of options of the same class may be opened for trading on the Exchange when the Exchange deems it necessary to maintain an orderly market, to meet customer demand or when the market price of the underlying stock moves more than five strike prices from the initial exercise price or prices. The opening of a new series of options shall not affect the series of options of the same class previously opened.

(d) Except as otherwise provided in this Rule 404 and the Interpretations and Policies hereto, the interval between strike prices of series of options on individual stocks will be:

(1) $2.50 or greater where the strike price is $25.00 or less;

(2) $5.00 or greater where the strike price is greater than $25.00; and

(3) $10.00 or greater where the strike price is greater than $200.00.

(e) New series of options on an individual stock may be added until the beginning of the month in which the option contract will expire. Due to unusual market conditions, the Exchange, in its discretion, may add new series of options on an individual stock until the close of trading on the business day prior to expiration.

(f) The Exchange may select up to 60 options classes on individual stocks for which the interval of strike prices will be $2.50 where the strike price is greater than $25 but less than $50 (the “$2.50 Strike Price Program”). On any option class that has been selected as part of this $2.50 Strike Price Program, $2.50 strike prices between $50 and $100 may be listed, provided that $2.50 strike prices between $50 and $100 are no more than $10 from the closing price of the underlying stock in its primary market on the preceding day. For example, if an options class has been selected as part of the $2.50 Strike Price Program, and the underlying stock closes at $48.50 in its primary market, the Exchange may list the $52.50 strike price and the $57.50 strike price on the next business day. If an underlying security closes at $54, the Exchange may list the $52.50 strike price, the $57.50 strike price and the $62.50 strike price on the next business day. The Exchange may also list $2.50 strike price series on any option classes that are selected by other securities exchanges that have a similar program under their respective rules.

(g) The interval between strike prices of series of options on Exchange-Traded Fund Shares approved for options trading pursuant to Rule 402(i) will be $1 or greater where the strike price is $200 or less and $5.00 or greater where the strike price is greater than $200 or shall be fixed at a price per share which is reasonably close to the price per share at which the underlying security is traded in the primary market at or about the same time such series of options is first open for trading on the Exchange, or at such intervals as may have been established on another options exchange prior to the initiation of trading on the Exchange.

Interpretations and Policies:

.01 **$1 Strike Price Interval Program.**

(a) The interval between strike prices of series of options on individual stocks may be $1.00 or greater provided the strike price is $50.00 or less, but not less than $1. Except as provided in subparagraph (c) below, the listing of $1 strike price intervals shall be limited to options classes overlying no more than 150 individual stocks (the “$1 Strike Price Interval Program”) as specifically designated by the Exchange. The Exchange may list $1 strike prices on any



other options class if those classes are specifically designated by other securities exchanges that employ a $1 Strike Price Interval Program under their respective rules. If a class participates in the $1 Strike Price Interval Program, $2.50 strike price intervals are not permitted between $1 and $50 for non-LEAPs and LEAPs.

(b) **Eligibility for the $1 Strike Price Interval Program.** To be eligible for inclusion into the $1 Strike Price Interval Program, an underlying stock must close below $50 in its primary market on the previous trading day.

(c) **Strike Prices to be Added.** After a stock is added to the $1 Strike Price Interval Program, the Exchange may list $1 strike price intervals from $1 to $50 according to the following parameters:

(1) If the price of the underlying stock is equal to or less than $20, the Exchange may list series with an exercise price up to 100% above and 100% below the price of the underlying stock. However, the foregoing restriction shall not prohibit the listing of at least five (5) strike prices above and below the price of the underlying stock per expiration month in an option class. For example, if the price of the underlying stock is $2, the Exchange would be permitted to list the following series: $1, $2, $3, $4, $5, $6 and $7.

(2) If the price of the underlying stock is greater than $20, the Exchange may list series with an exercise price up to 50% above and 50% below the price of the underlying security up to $50.

(3) For the purpose of adding strikes under the $1 Strike Price Interval Program, the “price of the underlying stock” shall be measured in the same way as “the price of the underlying security” is as set forth in Rule 404A(b)(1).

(4) No additional series in $1 strike price intervals may be listed if the underlying stock closes at or above $50 in its primary market. Additional series in $1 strike price intervals may not be added until the underlying stock closes again below $50.

(d) **Long-Term Option Series (“LEAPS®”)**

(1) The Exchange may list $1 strike prices up to $5 in LEAPS in up to 200 classes on individual stocks. The Exchange may not list strike prices with $1 intervals within $0.50 of an existing $2.50 strike price in the same series.

(2) For stocks in the $1 Strike Price Interval Program, the Exchange may list one $1 strike price interval between each standard $5 strike interval, with the $1 strike price interval being $2 above the standard strike for each interval above the price of the underlying stock, and $2 below the standard strike for each interval below the price of the underlying stock. For example, if the price of the underlying stock is $24.50, the Exchange may list the following standard strikes in $5 intervals: $15, $20, $25, $30 and $35. Between these standard $5 strikes, the Exchange may list the following $2 wings: $18, $27 and $32.

(3) In addition, the Exchange may list the $1 strike price interval which is $2 above the standard strike just below the underlying price at the time of listing. In the above example, since the standard strike just below the underlying price ($24.50) is $20, the Exchange may list a $22 strike. The Exchange may add additional long-term options series strikes as the price of the underlying stock moves, consistent with the Options Listing Procedures Plan. Additional long-term option strikes may not be listed within $1 of an existing strike until less than nine months to expiration.

(e) **$1 Strike Price Interval Program Delisting Policy.**

(1) For options classes selected to participate in the $1 Strike Price Interval Program, the Exchange will, on a monthly basis, review series that were originally listed under the $1 Strike Price Interval Program with strike prices that are more than $5 from the current value of an options class and delist those series with no open interest in both



the put and the call series having a: (i) strike higher than the highest strike price with open interest in the put and/or call series for a given expiration month; and (ii) strike lower than the lowest strike price with open interest in the put and/or call series for a given expiration month.

(2) If the Exchange identifies series for delisting pursuant to this policy, the Exchange shall notify other options exchanges with similar delisting policies regarding eligible series for delisting, and shall work jointly with such other exchanges to develop a uniform list of series to be delisted so as to ensure uniform series delisting of multiply listed options classes.

(3) Notwithstanding the above delisting policy, Member requests to add strikes and/or maintain strikes in series of options classes traded pursuant to the $1 Strike Price Interval Program that are eligible for delisting may be granted.

(f) A stock shall remain in the $1 Strike Price Interval Program until otherwise designated by the Exchange.

.02 **Short Term Option Series Program.** After an option class has been approved for listing and trading on the Exchange, the Exchange may open for trading on any Thursday or Friday that is a business day ("Short Term Option Opening Date") series of options on that class that expire at the close of business on each of the next five Fridays that are business days and are not Fridays in which standard expiration options series, Monthly Options Series, or Quarterly Options Series expire ("Friday Short Term Option Expiration Dates"). The Exchange may have no more than a total of five Short Term Option Friday Expiration Dates ("Short Term Option Weekly Expirations"). If the Exchange is not open for business on the respective Thursday or Friday, the Short Term Option Opening Date for Short Term Option Weekly Expirations will be the first business day immediately prior to that respective Thursday or Friday. Similarly, if the Exchange is not open for business on a Friday, the Short Term Option Expiration Date for Short Term Option Weekly Expirations will be the first business day immediately prior to that Friday.

Short Term Option Daily Expirations

In addition to the above, the Exchange may open for trading series of options on the symbols provided in Table 1 below that expire at the close of business on each of the next two Mondays, Tuesdays, Wednesdays, and Thursdays, respectively, that are business days beyond the current week and are not business days in which standard expiration options series, Monthly Options Series or Quarterly Options Series expire ("Short Term Option Daily Expirations"). The Exchange may have no more than a total of two Short Term Option Daily Expirations beyond the current week for each of Monday, Tuesday, Wednesday, and Thursday expirations at one time. Short Term Option Daily Expirations would be subject to this Policy .02.

Table 1

Symbol	Number of Expirations			
	Monday	Tuesday	Wednesday	Thursday
SPY	2	2	2	2
IWM	2	2	2	2
QQQ	2	2	2	2
USO	0	0	2	0
UNG	0	0	2	0
GLD	2	0	2	0
SLV	2	0	2	0
TLT	2	0	2	0



With respect to Monday expirations for symbols defined in Table 1 above ("Monday Expirations"), the Exchange may open for trading on any Friday or Monday that is a business day series of options on the symbols provided in Table 1 above that expire at the close of business on each of the next two Mondays that are business days and are not business days in which standard expiration options series, Monthly Options Series, or Quarterly Options Series expire ("Monday Short Term Option Expiration Date"), provided that Monday Expirations that are listed on a Friday must be listed at least one business week and one business day prior to the expiration.

With respect to Tuesday expirations for symbols defined in Table 1 above ("Tuesday Expirations"), the Exchange may open for trading on any Monday or Tuesday that is a business day series of options on the symbols provided in Table 1 above that expire at the close of business on each of the next two Tuesdays that are business days and are not business days in which standard expiration options series, Monthly Options Series, or Quarterly Options Series expire ("Tuesday Short Term Option Expiration Date").

With respect to Wednesday expirations for symbols defined in Table 1 above ("Wednesday Expirations"), the Exchange may open for trading on any Tuesday or Wednesday that is a business day series of options on the symbols provided in Table 1 above that expire at the close of business on each of the next two Wednesdays that are business days and are not business days in which standard expiration options series, Monthly Options Series, or Quarterly Options Series expire ("Wednesday Short Term Option Expiration Date").

With respect to Thursday expirations for symbols defined in Table 1 above ("Thursday Expirations"), the Exchange may open for trading on any Wednesday or Thursday that is a business day series of options on the symbols provided in Table 1 above that expire at the close of business on each of the next two Thursdays that are business days and are not business days in which standard expiration options series, Monthly Options Series, or Quarterly Options Series expire ("Thursday Short Term Option Expiration Date").

Monday Short Term Option Expiration Dates, Tuesday Short Term Option Expiration Dates, Wednesday Short Term Option Expiration Dates, and Thursday Short Term Option Expiration Dates, together with Friday Short Term Option Expiration Dates, are collectively "Short Term Option Expiration Dates."

Regarding Short Term Option Series:

(a) **Classes**. The Exchange may select up to fifty (50) currently listed option classes in which Short Term Option Series may be opened on any Short Term Option Opening Date. In addition to the 50 option class restriction, the Exchange may also list Short Term Option Series on any option classes that are selected by other securities exchanges that employ a similar Program under their respective rules. For each option class eligible for participation in the Short Term Option Series Program, the Exchange may open up to thirty (30) Short Term Option Series for each expiration date in that class.

(b) **Expiration**. No Short Term Option Series other than Short Term Option Daily Expirations, may expire in the same week in which standard expiration option series on the same class expires. In the case of Monthly Options Series and Quarterly Options Series, no Short Term Option Series may expire on the same day as an expiration of a Monthly Options Series or Quarterly Options Series, respectively, in the same class.

(c) **Initial Series.** The Exchange may open up to thirty (30) initial series for each option class that participates in the Short Term Option Series Program. The strike price of each Short Term Option Series will be fixed at a price per share, with approximately the same number of strike prices above and below the value of the underlying security at about the time that Short Term Option Series are initially opened for trading on the Exchange (e.g., if seven series are initially opened, there will be at least three strike prices above and three strike prices below the value of the underlying security). Any strike prices listed by the Exchange shall be reasonably close to the price of the underlying equity security and within the following parameters: (i) if the price of the underlying security is less than or equal to



$20, strike prices shall be not more than one hundred percent (100%) above or below the price of the underlying security; and (ii) if the price of the underlying security is greater than $20, strike prices shall be not more than fifty percent (50%) above or below the price of the underlying security.

(d) **Additional Series.** If the Exchange opens less than thirty (30) Short Term Option Series for a Short Term Option Expiration Date, additional series may be opened for trading on the Exchange when the Exchange deems it necessary to maintain an orderly market, to meet customer demand or when the market price of the underlying security moves substantially from the exercise price or prices of the series already opened. Any additional strike prices listed by the Exchange shall be reasonably close to the price of the underlying equity security and within the following parameters: (i) if the price of the underlying security is less than or equal to $20, strike prices shall be not more than one hundred percent (100%) above or below the price of the underlying security; and (ii) if the price of the underlying security is greater than $20, strike prices shall be not more than fifty percent (50%) above or below the price of the underlying security. The Exchange may also open additional strike prices on Short Term Option Series that are more than 50% above or below the current price of the underlying security (if the price is greater than $20) provided that demonstrated customer interest exists for such series, as expressed by institutional, corporate or individual customers or their brokers. Market Makers trading for their own account shall not be considered when determining customer interest under this provision. In the event that the underlying security has moved such that there are no series that are at least 10% above or below the current price of the underlying security, the Exchange will delist any series with no open interest in both the call and the put series having a: (i) strike higher than the highest strike price with open interest in the put and/or call series for a given expiration week; and (ii) strike lower than the lowest strike price with open interest in the put and/or the call series for a given expiration week. The opening of new Short Term Option Series shall not affect the series of options of the same class previously opened. Notwithstanding any other provisions in this Rule 404, Short Term Option Series may be added up to and including on the Short Term Option Expiration Date for that options series.

(e) **Strike Price Interval.** The strike price interval for Short Term Option Series may be $0.50 or greater for option classes that trade in $1 strike price intervals and are in the Short Term Option Series Program. If the class does not trade in $1 strike price intervals, the strike price interval for Short Term Option Series may be $0.50 or greater where the strike price is less than $100 and $1.00 or greater where the strike price is between $100 and $150, and $2.50 or greater for strike prices greater than $150. A non-Short Term Option series that is included in a class that has been selected to participate in the Short Term Option Series Program is referred to as a “Related non-Short Term Option.” Notwithstanding any other provision regarding strike prices in this Rule, Related non-Short Term Option series shall be opened during the month prior to expiration in the same manner as permitted in Rule 404, Interpretations and Policies .02, and in the same strike price intervals for the Short Term Option Series permitted in this Rule 404, Interpretations and Policies .02(e).

(f) Notwithstanding (e) above, when Short Term Options Series in equity options, excluding Exchange-Traded Funds (“ETFs”) and ETNs, have an expiration more than twenty-one (21) days from the listing date, the strike interval for each options class shall be based on the table within Policy .11.

.03 **Quarterly Options Series Program.** The Exchange may list and trade options series that expire at the close of business on the last business day of a calendar quarter (“Quarterly Options Series”). The Exchange may list Quarterly Options Series for up to five (5) currently listed options classes that are options on exchange traded funds (“ETFs”). In addition, the Exchange may also list Quarterly Options Series on any options classes that are selected by other securities exchanges that employ a similar program under their respective rules.

(a) The Exchange may list series that expire at the end of the next consecutive four (4) calendar quarters, as well as the fourth quarter of the next calendar year.



(b) The Exchange will not list a Short Term Option Series on an options class whose expiration coincides with that of a Quarterly Options Series on that same options class.

(c) **Initial Series**. The strike price of each Quarterly Options Series will be fixed at a price per share, with at least two, but no more than five, strike prices above and at least two, but no more than five, strike prices below the value of the underlying index or price of the underlying at about the time that a Quarterly Options Series is opened for trading on the Exchange. The Exchange will list strike prices for Quarterly Options Series that are reasonably related to the current price of the underlying security or current index value of the underlying index to which such series relates at about the time such series of options is first opened for trading on the Exchange. The term “reasonably related to the current price of the underlying security or index value of the underlying index” means that the exercise price is within 30% of the current underlying security price or index value.

(d) **Additional Series**. Additional Quarterly Options Series of the same class may be opened for trading on the Exchange when the Exchange deems it necessary to maintain an orderly market, to meet customer demand or when the market price of the underlying security moves substantially from the initial exercise price or prices. To the extent that any additional strike prices are listed by the Exchange, such additional strike prices shall be within thirty percent (30%) above or below the closing price of the underlying ETF or Exchange-Traded Fund Shares as defined in Rule 402(i)) on the preceding day. The Exchange may also open additional strike prices of Quarterly Options Series in ETF options that are more than 30% above or below the current price of the underlying ETF provided that demonstrated customer interest exists for such series, as expressed by institutional, corporate or individual customers or their brokers. Market Makers trading for their own account shall not be considered when determining customer interest under this provision. The opening of new Quarterly Options Series shall not affect the series of options of the same class previously opened.

(e) The interval between strike prices on Quarterly Options Series shall be the same as the interval for strike prices for series in that same options class that expire in accordance with the normal monthly expiration cycle.

(f) **Delisting Policy**. With respect to Quarterly Options Series in ETF options added pursuant to the above paragraphs, the Exchange will, on a monthly basis, review series that are outside a range of five (5) strikes above and five (5) strikes below the current price of the underlying ETF, and delist series with no open interest in both the put and the call series having a: (1) strike higher than the highest strike price with open interest in the put and/or call series for a given expiration month; and (2) strike lower than the lowest strike price with open interest in the put and/or call series for a given expiration month.

(g) Notwithstanding the above referenced delisting policy, customer requests to add strikes and/or maintain strikes in Quarterly Options Series in ETF options in series eligible for delisting shall be granted.

(h) In connection with the above referenced delisting policy, if the Exchange identifies series for delisting, the Exchange shall notify other options exchanges with similar delisting policies regarding eligible series for delisting, and shall work with such other exchanges to develop a uniform list of series to be delisted, so as to ensure uniform series delisting of multiply listed Quarterly Options Series in ETF options.

.04 **$0.50 Strike Program.** The interval of strike prices of series of options on individual stocks may be $0.50 or greater beginning at $0.50 where the strike price is $5.50 or less, but only for options classes whose underlying security closed at or below $5.00 in its primary market on the previous trading day and which have national average daily volume that equals or exceeds 1,000 contracts per day as determined by The Options Clearing Corporation during the preceding three calendar months. The listing of $0.50 strike prices shall be limited to options classes overlying no more than 20 individual stocks (the “$0.50 Strike Program”) as specifically designated by the Exchange. The Exchange may list $0.50 strike prices on any other option classes if those classes are specifically designated by



other securities exchanges that employ a similar $0.50 Strike Program under their respective rules. A stock shall remain in the $0.50 Strike Program until otherwise designated by the Exchange.

.05 Notwithstanding Interpretations and Policies .01 above, the interval between strike prices of series of options on Indexed-Linked Securities, as defined in Rule 402(k)(1), will be $1 or greater when the strike price is $200 or less and $5 or greater when the strike price is greater than $200.
.06 Notwithstanding Interpretations and Policies .01 above, the interval between strike prices of series of options on Trust Issued Receipts, including Holding Company Depository Receipts (HOLDRs), will be $1 or greater where the strike price is $200 or less and $5 or greater where the strike price is greater than $200.

.07 **$0.50 and $1.00 Strike Price Intervals for Options Used to Calculate Volatility Indexes.** Notwithstanding the requirements set forth in Rule 404(f) and Interpretations and Policies .01, .05 and .06 above, the Exchange may open for trading series at $0.50 or greater strike price intervals where the strike price is less than $75, and $1.00 or greater strike price intervals where the strike price is between $75 and $150 for options that are used to calculate a volatility index.

.08 **Reserved**

.09 Notwithstanding any other provision regarding strike prices in this Rule, Related non-Short Term Option series shall be opened during the month prior to expiration in the same manner as permitted in Rule 404, Interpretations and Policies .02, and in the same strike price intervals for the Short Term Option Series permitted in this Rule 404, Interpretations and Policies .02(e).

.10 Notwithstanding any other provision regarding the interval of strike prices of series of options on Exchange-Traded Fund Shares in this Rule, the interval of strike prices on SPDR S&P 500 ETF (“SPY”), iShares S&P 500 Index ETF (“IVV”), Invesco QQQ Trust (“QQQ”), iShares Russell 2000 Index Fund (“IWM”), SPDR Dow Jones Industrial Average ETF (“DIA”), and the SPDR® Gold Trust (“GLD”) options will be $1 or greater.

.11 With respect to listing Short Term Option Series in equity options, excluding Exchange-Traded Fund Shares and ETNs, which have an expiration date more than twenty-one (21) days from the listing date, the following table will apply as noted within Policy .02(f). The below table indicates the applicable strike intervals and supersedes Policy .02(d) which permits additional series to be opened for trading on the Exchange when the Exchange deems it necessary to maintain an orderly market, to meet customer demand or when the market price of the underlying security moves substantially from the exercise price or prices of the series already opened.

Tier	Average Daily Volume	Share Price					
		Less than $2.50	$2.50 to less than $25	$25 to less than $75	$75 to less than $150	$150 to less than $500	$500 or greater
1	Greater than 5,000	$0.50	$0.50	$1.00	$1.00	$5.00	$5.00
2	Greater than 1,000 to 5,000	$0.50	$1.00	$1.00	$1.00	$5.00	$10.00
3	0 to 1,000	$0.50	$2.50	$5.00	$5.00	$5.00	$10.00

The Share Price is the closing price on the primary market on the last day of the calendar quarter. In the event of a corporate action, the Share Price of the surviving company is utilized.



The Average Daily Volume is the total number of options contracts traded in a given security for the applicable calendar quarter divided by the number of trading days in the applicable calendar quarter. Beginning on the second trading day in the first month of each calendar quarter, the Average Daily Volume shall be calculated by utilizing data from the prior calendar quarter based on Customer-cleared volume at The Options Clearing Corporation. For options listed on the first trading day of a given calendar quarter, the Average Daily Volume shall be calculated using the quarter prior to the last trading calendar quarter.

Short Term Options Series that are newly eligible for listing pursuant to Exchange Rule 402 will not be subject to this proposed Policy .11 until after the end of the first full calendar quarter following the date the option class was first listed for trading on any options market.

Notwithstanding the limitations imposed by this Policy .11, this proposal does not amend the range of strikes that may be listed pursuant to Policy .02 above, regarding the Short Term Option Series Program.

.12 **Low Priced Stock Strike Price Interval Program**.

(a) **Eligibility for the Low Priced Stock Strike Price Interval Program**. To be eligible for inclusion in the Low Priced Stock Strike Price Interval Program, an underlying stock must (i) close below $2.50 in its primary market on the previous trading day; and (ii) have an average daily trading volume of at least 1,000,000 shares per day for the three (3) preceding calendar months.

(b) **Strike Prices to be Added**. After a stock is added to the Low Priced Stock Strike Price Interval Program, the Exchange may list $0.50 strike price intervals from $0.50 up to $2.00.

(1) For the purpose of adding strikes under the Low Priced Stock Strike Price Interval Program, the “price of the underlying stock” shall be measured in the same way as “the price of the underlying security” is as set forth in Rule 404A(b)(1).

(2) No additional series in $0.50 intervals may be listed if the underlying stock closes above $2.50 in its primary market. Additional series in $0.50 intervals may not be added until the underlying stock again closes below $2.50.

.13 Monthly Options Series Program. The Exchange may list and trade options series that expire at the close of business on the last business day of a calendar month (“Monthly Options Series”).

(a) *Classes*. The Exchange may list Monthly Options Series for up to five currently listed options classes that are either index options or options on ETFs. In addition, the Exchange may also list Monthly Options Series on any options classes that are selected by other securities exchanges that employ a similar program under their respective rules.

(b) *Expiration*. The Exchange may list 12 expirations for Monthly Options Series. Monthly Options Series expirations need not be for consecutive months; however, the expiration date of a nonconsecutive expiration may not be beyond what would be considered the last expiration date if the maximum number of expirations were listed consecutively. No Monthly Options Series may expire on a date that coincides with an expiration date of a Quarterly Options Series in the same index or ETF class. Other expirations in the same class are not counted as part of the maximum numbers of a Monthly Options Series expirations for a class.

(c) *Settlement*. Monthly Options Series will be P.M.-settled.



(d) *Initial Series*. The strike price of each Monthly Options Series will be fixed at a price per share, with at least two, but no more than five, strike prices above and at least two, but no more than five, strike prices below the value of the underlying index or price of the underlying security at about the time that a Monthly Options Series is opened for trading on the Exchange. The Exchange will list strike prices for Monthly Options Series that are reasonably related to the current price of the underlying security or current index value of the underlying index to which such series relates at about the time such series of options is first opened for trading on the Exchange. The term "reasonably related to the current price of the underlying security or index value of the underlying index" means that the exercise price is within 30% of the current underlying security price or index value.

(e) *Additional Series*. Additional Monthly Options Series of the same class may be open for trading on the Exchange when the Exchange deems it necessary to maintain an orderly market, to meet customer demand, or when the market price of the underlying security moves substantially from the initial exercise price or prices. To the extent that any additional strike prices are listed by the Exchange, such additional strike prices will be within 30% above or below the closing price of the underlying index or security on the preceding day. The Exchange may also open additional strike prices of Monthly Options Series that are more than 30% above or below the current price of the underlying index or security, provided that demonstrated customer interest exists for such series, as expressed by institutional, corporate, or individual customers or their brokers. Market-Makers trading for their own account will not be considered when determining customer interest under this provision. The opening of the new Monthly Options Series will not affect the series of options in the same class previously opened.

(f) *Strike Interval*. The interval between strike prices on Monthly Options Series will be the same as the interval for strike prices for series in that same options class that expire in accordance with the normal monthly expiration cycle.

(g) *Delisting Policy*.

(1) With respect to Monthly Options Series added pursuant to subparagraphs (a) through (f) above, the Exchange will, on a monthly basis, review series that are outside a range of five strikes above and five strikes below the current price of the underlying index or security, and delist series with no open interest in both the put and the call series having a: strike higher than the highest strike price with open interest in the put and/or call series for a given expiration month; and strike lower than the lowest strike price with open interest in the put and/or call series for a given expiration month.

(i) Notwithstanding the above referenced delisting policy, customer requests to add strikes and/or maintain strikes in Monthly Options Series in series eligible for delisting shall be granted.

(ii) In connection with the above referenced delisting policy, if the Exchange identifies series for delisting, the Exchange will notify other options exchanges with similar delisting policies regarding eligible series for delisting and will work with such other exchanges to develop a uniform list of series to be delisted, so as to ensure uniform series delisting of multiply listed Monthly Options Series.

[Adopted: December 13, 2016; amended February 6, 2017 (SR-PEARL-2017-03); amended April 3, 2017 (SR-PEARL-2017-11); amended July 21, 2017 (SR-PEARL-2017-32); amended February 12, 2018 (SR-PEARL-2018-03); amended March 21, 2019 (SR-PEARL-2019-10); amended May 7, 2019 (SR-PEARL-2019-18) amended July 1, 2020 (SR-PEARL-2020-06); amended April 22, 2021 (SR-PEARL-2021-21); amended May 24, 2021, implemented July 1, 2021 (SR-PEARL-2021-19); amended October 1, 2021 (SR-MIAX-2021-47); amended October 25, 2021 (SR-PEARL-2021-43); amended November 17, 2022 (SR-PEARL-2022-52); amended November 24, 2023 (SR-PEARL-2023-66); amended December 13, 2023 (SR-PEARL-2023-70); amended December 22, 2023 (SR-PEARL-2023-72); amended April 18, 2024 (SR-PEARL-2024-21); amended July 9, 2024 (SR-PEARL-2024-30); amended September 24, 2024; operative September 16, 2024 (SR-PEARL-2024-45); amended November 21, 2024 (SR-PEARL-2024-55)]



Rule 404A. Select Provisions of Options Listing Procedures Plan

(a) The provisions set forth in this Rule 404A were adopted by the Exchange as a quote mitigation strategy and are codified in the Options Listing Procedures Plan ("OLPP"). A complete copy of the current OLPP may be accessed at: https://www.theocc.com/Clearance-and-Settlement/Industry-Services.

(b) The exercise price of each options series listed by the Exchange shall be fixed at a price per share which is reasonably close to the price of the underlying equity security, Exchange Traded Fund ("ETF" and referred to as "Exchange Traded Fund Shares" in Rule 402(i)) or Trust Issued Receipt ("TIR") at or about the time the Exchange determines to list such series. Additionally,

(1) Except as provided in subparagraphs (2) through (4) below, if the price of the underlying security is less than or equal to $20, the Exchange shall not list new options series with an exercise price more than 100% above or below the price of the underlying security. However, the foregoing restriction shall not prohibit the listing of at least three exercise prices per expiration month in an options class. Except as provided in Interpretation and Policy .02(d) to Rule 404, if the price of the underlying security is greater than $20, the Exchange shall not list new options series with an exercise price more than 50% above or below the price of the underlying security. The price of the underlying security is measured by:

(i) for intra-day add-on series and next-day series additions, the daily high and low of all prices reported by all national securities exchanges;

(ii) for new expiration months, the daily high and low of all prices reported by all national securities exchanges on the day the Exchange determines its preliminary notification of new series;

(iii) for options series to be added as a result of pre-market trading, the most recent share price reported by all national securities exchanges between 8:45 a.m. and 9:30 a.m. Eastern Time; and

(iv) for options series to be added based on trading following regular trading hours, the most recent share price reported by all national securities exchanges between 4:15 p.m. and 6:00 p.m. Eastern Time.

(2) The series exercise price range limitations contained in subparagraph (i) above do not apply with regard to:

(i) the listing of $1 strike prices in options classes participating in the $1 Strike Program. Instead, the Exchange shall be permitted to list $1 strike prices to the fullest extent as permitted under its rules for the $1 Strike Program; or

(ii) the listing of series of Flexible Exchange Options.

(3) The Exchange may designate up to five options classes to which the series exercise price range may be up to 100% above and below the price of the underlying security (which underlying security price shall be determined in accordance with subparagraph (i) above). Such designations shall be made on an annual basis and shall not be removed during the calendar year unless the options class is delisted by the Exchange, in which case the Exchange may designate another options class to replace the delisted class. If a designated options class is delisted by the Exchange but continues to trade on at least one options exchange, the options class shall be subject to the limitations on listing new series set forth in subparagraph (i) above unless designated by another exchange.



(4) If the Exchange that has designated five options classes pursuant to subparagraph (3) above requests that one or more additional options classes be excepted from the limitations on listing new series set forth in subparagraph (1) above, the additional options class(es) shall be so designated upon the unanimous consent of all exchanges that trade the options class(es). Additionally, pursuant to the Exchange's request, the percentage range for the listing of new series may be increased to more than 100% above and below the price of the underlying security for an options class, by the unanimous consent of all exchanges that trade the designated options class. Exceptions for an additional class or for an increase of the exercise price range shall apply to all standard expiration months existing at the time of the vote, plus the next standard expiration month to be added, and also to any non-standard expirations that occur prior to the next standard monthly expiration.

(5) The provisions of this subparagraph (b) shall not permit the listing of series that are otherwise prohibited by the Rules of the Exchange or the OLPP. To the extent the Rules of the Exchange permit the listing of new series that are otherwise prohibited by the provisions of the OLPP, the provisions of the OLPP shall govern.

(6) The Exchange may list an options series that is listed by another options exchange, provided that at the time such series was listed it was not prohibited under the provisions of the OLPP or the rules of the exchange that initially listed the series.

[Adopted: December 13, 2016; amended August 30, 2018 (SR-PEARL-2018-18); amended April 26, 2021 (SR-PEARL-2021-13; amended October 25, 2021 (SR-PEARL-2021-43)]

Rule 405. Adjustments

Option contracts shall be subject to adjustments in accordance with the Rules of the Clearing Corporation. When adjustments have been made, the Exchange will announce that fact, and such changes will be effective for all subsequent transactions in that series at the time specified in the announcement.

[Adopted: December 13, 2016]

Rule 406. Long-Term Option Contracts

(a) Notwithstanding conflicting language in Rule 404, the Exchange may list long-term option contracts that expire from twelve (12) to thirty-nine (39) months from the time they are listed ("long-term expiration months"). There may be up to ten (10) long-term expiration months for options on the SPDR® S&P 500® exchange-traded fund ("SPY") and up to six (6) long-term expiration months for all other option classes. Strike price interval (Rule 404) and continuous quoting (Rule 605(d)) Rules shall not apply to such options series until the time to expiration is less than nine (9) months.

(b) With regard to the listing of new January LEAPS series on equity options classes, options on Exchange Traded Funds ("ETFs"), or options on Trust Issued Receipts ("TIRs"), the Exchange shall not add new LEAP series on a currently listed and traded option class earlier than the Monday prior to the September expiration (which is 28 months before the expiration).

Pursuant to the Options Listing Procedures Plan, exchanges that list and trade the same equity option class, ETF option class, or TIR option class are authorized to jointly determine and coordinate with the Options Clearing Corporation on the date of introduction of new LEAP series for that option class consistent with this paragraph (b).

(c) The Exchange shall not list new LEAP series on equity option classes, options on ETFs, or options on TIRs in a new expiration year if the national average daily contract volume, excluding LEAP and FLEX series, for that option class during the preceding three (3) calendar months is less than 1,000 contracts, unless the new LEAP series has



an expiration year that has already been listed on another exchange for that option class. The preceding volume threshold does not apply during the first six (6) months an equity option class, option on an ETF, or option on a TIR is listed on any exchange.

[Adopted: December 13, 2016; amended July 5, 2017 (SR-PEARL-2017-28); amended August 30, 2018 (SR-PEARL-2018-18); amended November 16, 2018 (SR-PEARL-2018-24); amended October 25, 2021 (SR-PEARL-2021-43)]



Chapter V. Doing Business on the Exchange

Rule 500. Access to and Conduct on the Exchange

(a) **Access to Exchange.** Unless otherwise provided in the Rules, no one but a Member or a person associated with a Member shall effect any Exchange Transactions. The Exchange may share any Member-designated risk settings in the Exchange System with the Clearing Member that clears Exchange Transactions on behalf of the Member.

(b) **Exchange Conduct.** Members and persons employed by or associated with any Member, while using the facilities of the Exchange, shall not engage in conduct (1) inconsistent with the maintenance of a fair and orderly market; (2) apt to impair public confidence in the operations of the Exchange; or (3) inconsistent with the ordinary and efficient conduct of business. Activities that may violate the provisions of this paragraph (b) include, but are not limited to, the following:

(i) failure of a Market Maker to provide quotations in accordance with Rule 605;

(ii) failure of a Member to supervise a person employed by or associated with such Member adequately to ensure that person's compliance with this paragraph (b);

(iii) failure to abide by a determination of the Exchange;

(iv) refusal to provide information requested by the Exchange; and

(v) failure to abide by the provisions of Rule 520.

[Adopted: December 13, 2016; amended October 25, 2021 (SR-PEARL-2021-43)]

Rule 501. Days and Hours of Business

The Exchange will begin accepting orders at 7:30 a.m. Eastern Time. The hours during which option transactions may be made on the Exchange shall be from 9:30 a.m. Eastern Time to 4:00 p.m. Eastern Time except for option contracts on Exchange Traded Fund Shares, as defined in Rule 402(i), and Index-Linked Securities, as defined in Rule 402(k)(1), which may remain open for trading beyond 4:00 p.m. Eastern Time but in no case later than 4:15 p.m. Eastern Time, as designated by the Exchange.

Interpretations and Policies:

.01 The Board has resolved that, except under unusual conditions as may be determined by the Board or its designee, hours during which transactions in options on individual stocks may be made on the Exchange shall correspond to the normal hours for business set forth in the rules of the primary exchange listing the stocks underlying Exchange options.

.02 The Board has determined that the Exchange will not be open for business on New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Juneteenth National Independence Day, Independence Day, Labor Day, Thanksgiving Day or Christmas Day. The Board has also determined that, in most circumstances when a holiday observed by the Exchange falls on a Saturday, the Exchange will not be open for business on the preceding Friday, and that when a holiday observed by the Exchange falls on a Sunday, the Exchange will not be open for business on the following Monday.



[Adopted: December 13, 2016; amended October 22, 2021 (SR-PEARL-2021-52)]

Rule 502. Entry of Orders

Members can enter orders into the System, subject to the requirements and conditions set forth below and in these Rules:

(a) Members shall be permitted to transmit to the System multiple orders at a single as well as multiple price levels.

(b) The System shall time-stamp an order which shall determine the time ranking of the order for purposes of processing the order.

[Adopted: December 13, 2016]

Rule 503. Openings on the Exchange

(a) **Definitions**. For the purposes of this Rule the term:

(1) "**Opening Process**" shall mean the process for opening or resuming trading pursuant to this Rule and shall include the process for determining the price at which Eligible Interest shall be executed at the open of trading for the day, or the open of trading for a halted option, and the process for executing that Eligible Interest.

(2) "**Eligible Interest**" shall mean any quotation or any order that may be entered into the System before the opening. The order types that may participate in the Opening Process are set forth in Rule 516.

(3) "**Market for the Underlying Security**" shall mean either the primary listing market, the primary volume market (defined as the market with the most liquidity in that underlying security for the previous two calendar months), or the first market to open the underlying security, as determined by the Exchange on a class by class basis and announced to Members through a Regulatory Circular.

(4) "**Valid Width National Best Bid or Offer**" or "**Valid Width NBBO**" shall mean the combination of all away market quotes and any combination of MIAX Pearl Market Maker orders and quotes received from a minimum number of away markets and a minimum number of MIAX Pearl Market Makers within a specified bid/ask differential each as established and announced to Members through a Regulatory Circular. The Valid Width NBBO will be configurable by the underlying, and tables with valid width differentials will be announced to Members through a Regulatory Circular. Away markets that are crossed will void all Valid Width NBBO calculations. If any Market Maker orders or quotes on MIAX Pearl are crossed internally, then all such orders and quotes will be excluded from the Valid Width NBBO calculation. If any Market Maker orders or quotes on MIAX Pearl are locking or crossing the ABBO, the Market Maker's orders or quotes will be considered to be at the locked or crossed ABBO price for purposes of calculating the Valid Width NBBO.

(5) "**Away Best Bid or Offer**" or "**ABBO**" shall mean the best bid(s) or offer(s) disseminated by other Eligible Exchanges (defined in Rule 1400(g)) and calculated by the Exchange based on market information received by the Exchange from OPRA.

(b) **Opening Process on the Exchange.** For the opening of trading of securities by the System, the Opening Process shall occur at or after 9:30 a.m. Eastern Time, if the dissemination of a regular market hours quote or trade (as determined by the Exchange) by the Market for the Underlying Security has occurred. Following the dissemination of a quote or trade in the Market for the Underlying Security (the "First Market Event") the System will pause for a period of time no longer than one-half second to allow the market place to absorb this information. Or, in the case of a trading



halt, the Opening Process shall occur when trading resumes pursuant to Rule 504. Market hours trading shall commence or, in the case of a halted option, resume when the MIAX Pearl Opening Process concludes.

(1) **Criteria for the Opening**. The opening of trading or resumption of trading after a halt of securities by the System will be dependent on the following criteria, provided the ABBO is not crossed.

(i) If there is locking or crossing interest on MIAX Pearl or interest that locks or crosses the NBBO, a Valid Width NBBO must be present.

(ii) If there is no locking or crossing interest on MIAX Pearl and no interest that locks or crosses the NBBO, then the Exchange will open dependent upon one of the following:

(A) A Valid Width NBBO is present;

(B) A certain number of other options exchanges (as determined by the Exchange and posted by MIAX Pearl on its website) have disseminated a firm quote on OPRA; or

(C) A certain period of time (as determined by the Exchange and posted by MIAX Pearl on its website) has elapsed.

(2) **Opening Process Where There is Locking or Crossing Interest on MIAX Pearl or Interest that Locks or Crosses the NBBO.**

(i) **Determining the Opening Price**. After the First Market Event has occurred and/or the trading halt has been lifted and the criteria for opening set forth in subsection (1)(i) above has been met, in each case where there are orders or quotes with internally locking or crossing prices, or orders that lock or cross the NBBO, for a particular option series the System will determine a single price at which such option series will be opened (the "Opening Price"). The Opening Price of a series will be the midpoint of the Valid Width NBBO, rounded up if necessary (the "NBBO Midpoint").

(ii) **Matching Orders and Quotes in the System**. After establishing an Opening Price, orders and quotes in the System that are priced equal to or more aggressively than the Opening Price will be matched based on price-time priority. Matches will occur until there is no remaining volume or there is an imbalance of orders. All orders and quotes or portions thereof that are matched pursuant to the Opening Process will be executed at the Opening Price.

(iii) **Regarding Unexecuted Contracts.** An imbalance of orders on the buy side or sell side may result in orders that are not executed in whole or in part. Such orders will be handled at the conclusion of the Opening Process in time sequence, beginning with the order with the oldest time stamp and may, in whole or in part, be placed on the Book, cancelled, executed, managed in accordance with Rule 515, or routed in accordance with Rule 529.

(iv) **Execution and Reporting**. All Eligible Interest executed in the Opening Process shall be executed at the Opening Price, trade reported anonymously, and disseminated via a national market system plan.

(3) **Opening Process Where There is No Locking or Crossing Interest on MIAX Pearl and no Interest that Locks or Crosses the NBBO**. After the First Market Event has occurred and/or the trading halt has been lifted and the criteria for opening set forth in subsection (1)(ii) above has been met, and where there are no contracts in a particular series that would execute at any price the System shall open such options for trading without determining an Opening Price. The System will open such series by disseminating via a national market system plan the Exchange's best bid and offer among quotes and orders that exist in the System at that time. Orders in the System



will be handled at the conclusion of the Opening Process in time sequence, beginning with the order with the oldest time stamp and may, in whole or in part, be placed on the Book, cancelled, executed, managed in accordance with Rule 515, or routed in accordance with Rule 529.

(c) **Deviation from Standard Opening Process.** Senior Help Desk personnel may deviate from the standard manner of the Opening Process when necessary, including delay or compel the opening of any series in any option class, adjusting the timing of the Opening Process in any option class, when necessary in the interests of commencing or maintaining a fair and orderly market, in the event of unusual market conditions or in the public interest. The Exchange will make and maintain records to document all determinations to deviate from the standard manner of the Opening Process, and periodically review these determinations for consistency with the interests of a fair and orderly market.

(d) **Certain Locking or Crossing Orders or Quotes.** If any order or quote entered by a Market Maker on MIAX Pearl via the MEO Interface or the FIX Interface using the same MPID is locking or crossing another order or quote entered by the same Market Maker using the same MPID via the MEO Interface or the FIX Interface during the Opening Process, then the System will cancel the oldest of the Market Maker's locking or crossing order or quote prior to execution.

[Adopted: December 13, 2016; amended May 18, 2017 (SR-PEARL-2017-22); amended May 6, 2018 (SR-PEARL-2018-10); amended September 18, 2019 (SR-PEARL-2019-24); amended December 19, 2019 (SR-PEARL-2019-35); amended October 25, 2021 (SR-PEARL-2021-43); amended November 21, 2024 (SR-PEARL-2024-55)]

Rule 504. Trading Halts

(a) **Halts**.

(1) The System may halt trading in the case of an option on a security, when trading in the underlying security has been halted or suspended in the primary market; and

(2) The Help Desk may halt trading in any security in the interests of a fair and orderly market for a period not in excess of two consecutive business days. The Help Desk, in consultation with a designated senior executive officer of the Exchange, may halt trading in any security in the interests of a fair and orderly market for a period exceeding two consecutive business days. Any trading halt that lasts more than two consecutive business days shall be reviewed by the President or his/her designee, who shall be authorized to determine whether, in the interests of a fair and orderly market, to terminate or modify any such trading halt that is then still in effect. Among the factors that may be considered in making the foregoing determinations are whether:

(i) in the case of an option on a security, trading in the underlying security has been halted or suspended in the primary market;

(ii) in the case of an option on a security, the opening of such underlying security has been delayed because of unusual circumstances;

(iii) the extent to which the Opening Process has been completed or other factors regarding the status of the Opening Process; or

(iv) other unusual conditions or circumstances are present.

(3) The Exchange shall disseminate through its trading facilities and over OPRA a symbol in respect of a security halted in accordance with (1) or (2) above indicating that trading has been halted. A record of the time and duration of the halt shall be made available to vendors.



(b) **Resumptions.** Trading in a security that has been the subject of a halt under paragraph (a) above may be resumed upon a determination by the Help Desk that the interests of a fair and orderly market are best served by a resumption of trading. Among the factors to be considered in making this determination are whether the conditions which led to the halt are no longer present. Trading shall resume according to the process set forth in Rule 503 of these Rules.

(c) **Trading Pauses.** Trading on the Exchange in any option contract shall be halted whenever trading in the underlying security has been paused by the primary market. Trading in such options contracts may be resumed upon a determination by the Exchange that the conditions that led to the pause are no longer present and that the interests of a fair and orderly market are best served by a resumption of trading, which in no circumstances will be before the Exchange has received notification that the underlying security has resumed trading on at least one exchange.

(d) **Post-Halt Notification.** After the Exchange has determined to end a trading halt, the System will broadcast to subscribers of the Exchange's data feeds a Post-Halt Notification.

(1) Regarding a halt pursuant to section (a) above, the Post-Halt Notification will be broadcast twenty seconds before trading will begin or resume.

(2) Regarding a halt initiated by the System due to a regulatory halt, trading pause or market-wide trading halt, a Post-Halt Notification will be broadcast between five and twenty seconds before trading will begin or resume. The Exchange will announce the duration of the Post-Halt Notification period through a Regulatory Circular.

The Post-Halt Notification will state the time at which trading in the option class or classes is expected to resume providing subscribers of the Exchange's data feeds with a brief notice period (twenty seconds for halts pursuant to section (a) above; between five and twenty seconds for a regulatory halt, trading pause or market-wide trading halt) to prepare for the beginning or resumption of trading after a trading system halt has ended.

Interpretations and Policies:

.01 No Member or person associated with a Member shall effect a trade on the Exchange in any option class in which trading has been suspended or halted under the provisions of this Rule and its Interpretation and Policies during the time in which the suspension or halt remains in effect.

.02 Generally, in the case of an option on a security, trading will be halted when a regulatory halt in the underlying security has occurred in the primary listing market for that security.

.03 The Exchange shall halt trading in all securities whenever a market-wide trading halt commonly known as a circuit breaker is initiated on the New York Stock Exchange in response to extraordinary market conditions.

.04 Trades on the Exchange will be nullified when: (i) the trade occurred during a trading halt in the affected option on the Exchange; (ii) respecting equity options (including options overlying ETFs), the trade occurred during a regulatory halt as declared by the primary market for the underlying security; or (iii) with respect to index options, the trade occurred during a regulatory halt as declared by the primary market in underlying securities representing more than 10 percent of the current index value for narrow-based stock index options, and 20 percent of the current index value for broad-based index options.

.05 Trading halts, resumptions, trading pauses and post-halt notifications involving index options are governed by Rules 1808(c)-(f).

[Adopted: December 13, 2016; amended May 3, 2017 (SR-PEARL-2017-16); amended September 1, 2017 (SR-PEARL-2017-33); amended April 12, 2018 (SR-PEARL-2018-02)]



Rule 505. Member Electronic Connectivity

The Exchange may limit the number of messages sent by Members accessing the Exchange electronically in order to protect the integrity of the System. In addition, the Exchange may impose restrictions on the use of a computer connected through an API if it believes such restrictions are necessary to ensure the proper performance of the System. Any such restrictions shall be objectively determined and submitted to the Commission for approval pursuant to a rule change filing under Section 19(b) of the Exchange Act.

[Adopted: December 13, 2016]

Rule 506. Collection and Dissemination of Quotations

(a) Each Market Maker shall communicate to the Exchange its bids and offers in accordance with the requirements of Rule 602 of Regulation NMS under the Exchange Act and the Rules.

(b) The Exchange will disseminate to quotation vendors the highest bid and the lowest offer, and the aggregate quotation size associated therewith that is available to Public Customer Orders, in accordance with the requirements of Rule 602 of Regulation NMS under the Exchange Act.

(1) The Exchange shall disseminate an updated bid and offer price, together with the size associated with such bid and offer when:

(i) the Exchange's disseminated bid or offer price increases or decreases;

(ii) the size associated with the Exchange's disseminated bid or offer decreases; or

(iii) the size associated with the Exchange's bid (offer) increases by an amount greater than or equal to a percentage of the size associated with the previously disseminated bid (offer). Such percentage, which shall never be less than 10% or greater than 20%, shall be determined on a class-by-class basis by the Exchange and announced to the Membership through a Regulatory Circular.

(2) Executions will decrease the size associated with the Exchange's disseminated bid or offer by the amount of the execution.

(c) In the event there are no Market Makers quoting on a particular option and there are no orders on the Book, the Exchange will disseminate a bid price of $0.00, with a size of zero contracts and/or an offer price of $0.00, with a size of zero contracts.

(d) **Notification of Public Customer and Priority Customer Interest on the Book.**

(1) The Exchange will make available to subscribers to its data feeds and to all market participants through OPRA an indication that there is Public Customer interest included in the PBBOs disseminated by the Exchange.

(2) The Exchange will make available to subscribers to its Top of Market (ToM) data feed the quantity of Priority Customer contracts included in the PBBO disseminated by the Exchange.



(e) **Unusual Market Conditions.**

(1) An Exchange official designated by the Board shall have the power to determine that the level of trading activities or the existence of unusual market conditions is such that the Exchange is incapable of collecting, processing, and making available to quotation vendors the data for the option in a manner that accurately reflects the current state of the market on the Exchange. Upon making such a determination, the Exchange shall designate the market in such option to be "fast," and shall halt trading in the class or classes so affected.

(2) The Exchange will monitor the activity or conditions that caused a fast market to be declared, and a designated Exchange official shall review the condition of such market at least every thirty (30) minutes. Regular trading procedures shall be resumed by the Exchange when a designated Exchange official determines that the conditions supporting a fast market declaration no longer exist.

[Adopted: December 13, 2016; amended May 24, 2019 (SR-PEARL-2019-16)]

Rule 507. Give Up of a Clearing Member

(a) **General.** For each transaction in which a Member participates, a Member may indicate the name of any Options Clearing Corporation ("OCC") number of a Clearing Member through which the transaction will be cleared ("Give Up"), provided the Clearing Member has not elected to Opt In, as defined and described in paragraph (b) below, and restrict one or more of its OCC number(s) ("Restricted OCC Number"). A Member may Give Up a Restricted OCC Number provided the Member has written authorization as described in paragraph (b)(2) below ("Authorized Member").

(b) **Opt In**. Clearing Members may request the Exchange restrict one or more of their OCC clearing numbers ("Opt In") as described in subparagraph (1) below. If a Clearing Member Opts In, the Exchange will require written authorization from the Clearing Member permitting a Member to Give Up a Clearing Member's Restricted OCC Number. An Opt In would remain in effect until the Clearing Member terminates the Opt In as described in subparagraph (3) below. If a Clearing Member does not Opt In, that Clearing Member's OCC number would be subject to Give Up by any Member.

(1) **Clearing Member Process to Opt In**. A Clearing Member may Opt In by sending a completed "Clearing Member Restriction Form" listing all Restricted OCC Numbers and Authorized Members. A Clearing Member may elect to restrict one or more OCC clearing numbers that are registered in its name at OCC. The Clearing Member would be required to submit the Clearing Member Restriction Form to the Exchange's Membership Department as described on the form. Once submitted, the Exchange requires ninety days before a Restricted OCC Number is effective within the System.

(2) **Member Give Up Process for Restricted OCC Numbers**. A Member desiring to Give Up an Restricted OCC Number must become an Authorized Member. The Clearing Member will be required to authorize a Member as described in subparagraph (1) or (3), unless the Restricted OCC Number is already subject to a Letter of Guarantee that the Member is a party to, as set forth in paragraph (d) below.

(3) **Amendments to Authorized Member or Restricted OCC Numbers**. A Clearing Member may amend its Authorized Members or Restricted OCC Numbers by submitting a new Clearing Member Restriction Form to the Exchange's Membership Department indicated the amendment as described on the form. Once a Restricted OCC Number is effective within the System pursuant to paragraph (1) above, the Exchange may permit the Clearing Member to authorize, or remove authorization for, a Member to Give Up the Restricted OCC Number intra-day only in unusual circumstances, and on the next business day in all regular circumstances. The Exchange will promptly notify Members if they are no longer authorized to Give Up a Clearing Member's Restricted OCC Number. If a Clearing



Member removes a Restricted OCC Number, any Member may Give Up that OCC clearing number once the removal has become effective on or before the next business day.

(c) **System**. The System will not allow an unauthorized Member to Give Up a Restricted OCC Number at the firm mnemonic level at the point of order entry.

(d) **Letter of Guarantee**. A clearing arrangement subject to a Letter of Guarantee would immediately permit the Give Up of a Restricted OCC Number by the Member that is party to the arrangement.

(e) An intentional misuse of this Rule is impermissible, and may be treated as a violation of Rule 301.

(f) Notwithstanding anything to the contrary in this Rule, if a Clearing Member that a Member has indicated as the Give Up rejects a trade, the Clearing Member that has issued a Letter of Guarantee pursuant to Rule 209, for such executing Member, shall be responsible for the clearance of the subject trade.

Interpretations and Policies:

.01 Nothing herein shall be deemed to preclude the clearance of Exchange Transactions by a non-Member pursuant to the Bylaws of the Clearing Corporation so long as a Clearing Member is also designated as having responsibility under these Rules for the clearance and comparison of such transactions.

[Adopted: December 13, 2016; amended March 11, 2019 (SR-PEARL-2019-04)]

Rule 508. Unit of Trading

The unit of trading in each series of options traded on the Exchange shall be the unit of trading established for that series by the Clearing Corporation pursuant to the Rules of the Clearing Corporation and the agreements of the Exchange with the Clearing Corporation.

[Adopted: December 13, 2016]

Rule 509. Meaning of Premium Bids and Offers

(a) **General**. Except as provided in paragraph (b), bids and offers shall be expressed in terms of dollars per unit of the underlying security. (e.g., a bid of “7” shall represent a bid of $700 for an option contract having a unit of trading consisting of 100 shares of an underlying security, or a bid of $770 for an option contract having a unit of trading consisting of 110 shares of an underlying security.)

(b) **Special Cases.** Bids and offers for an option contract for which an adjusted unit of trading has been established in accordance with Rule 405 shall be expressed in terms of dollars per .01 part of the total securities and/or other property constituting such adjusted unit of trading. (e.g., an offer of “6” shall represent an offer of $600 on an option contract having a unit of trading consisting of 100 shares of an underlying security plus 10 rights.)

(c) **Reserved**.

[Adopted: December 13, 2016; amended November 21, 2024 (SR-PEARL-2024-55)]



Rule 510. Minimum Price Variations and Minimum Trading Increments

(a) **Minimum Price Variations.** The Board may establish Minimum Price Variations ("MPV") for options traded on the Exchange. Until such time as the Board makes a change in the variations, the following principles shall apply:

(1) If the option contract is trading at less than $3.00 per option, $.05.

(2) If the option contract is trading at $3.00 per option or higher, $.10.

(3) For options contracts traded pursuant to the Penny Interval Program as described in Rule 510(c):

(i) one cent ($0.01) for all options contracts in QQQ, SPY and IWM;

(ii) one cent ($0.01) for all other options contracts included in the Penny Interval Program that are trading at less than $3; and

(iii) five cents ($0.05) for all other option contracts included in the Penny Interval Program that are trading at or above $3.

(b) **Minimum Trading Increments.** Minimum Trading Increments for dealings in option contracts will be the Minimum Price Variations specified in paragraph (a).

(c) **Requirements for Penny Interval Program.** The Exchange will list option classes for the Penny Interval Program ("Penny Program") with minimum quoting requirements ("penny increments") of one cent ($0.01) and five cents ($0.05), as set forth in Rule 510(a)(3)(i)-(iii). The list of the option classes included in the Penny Program will be announced by the Exchange via Regulatory Circular and published by the Exchange on its website.

(1) **Initial Selection**. On the first trading day of the third full calendar month after April 1, 2020, the Penny Program will apply only to the 363 most actively traded multiply listed option classes, based on OCC's National Cleared Volume in the six full calendar months ending in the month of approval, that (i) currently quote in penny increments, or (ii) overlie securities priced below $200, or any index at an index level below $200. Eligibility for inclusion in the Penny Program will be determined at the close of trading on the monthly Expiration Friday of the second full month following April 1, 2020.

(2) **Annual Review**. Commencing in December 2020 and each December thereafter, OCC will rank all multiply listed option classes based on National Cleared Volume for the six full calendar months from June 1 through November 30 for determination of the most actively traded option classes.

(i) **Addition to the Penny Program**. Based on the Annual Review, any option class not in the Penny Program that is among the 300 most actively traded multiply listed option classes overlying securities priced below $200, or an index at an index level below $200, will be added to the Penny Program on the first trading day of January.

(ii) **Removal from the Penny Program**. Except as provided in (3), (4), (5) and (6) below, based on the Annual Review, any option class in the Penny Program that falls outside the 425 most actively traded multiply listed option classes will be removed from the Penny Program on the first trading day of April.

(3) **Newly listed Option Classes**. The Exchange may add to the Penny Program a newly listed option class provided that (i) it is among the 300 most actively traded multiply listed option classes, as ranked by National Cleared Volume at OCC, in its first full calendar month of trading, and (ii) the underlying security is priced below $200 or the underlying index is at an index level below $200. Any option class added under this provision will be added on the



first trading day of the month after it qualifies and will remain in the Penny Program for one full calendar year, after which it will be subject to the Annual Review stated in sub-paragraph (2) of this Rule.

(4) **Classes with Significant Growth in Activity**. The Exchange may add any option class to the Penny Program, provided that (i) it is among the 75 most actively traded multiply listed option classes, as ranked by National Cleared Volume at OCC, in the past six full calendar months of trading and (ii) the underlying security is priced below $200 or the underlying index is at an index level below $200.

Any option class added under this provision will be added on the first trading day of the second full month after it qualifies and will remain in the Penny Program for the rest of the calendar year, after which it will be subject to the Annual Review stated in section (2) above.

(5) **Corporate Actions**. If a corporate action involves one or more option classes in the Penny Program, all adjusted and unadjusted series of the option class will be included in the Penny Program. Any option class added to the Penny Program under this provision will remain in the Penny Program for at least one full calendar year, after which it will be subject to the Annual Review stated in sub-paragraph (2) of this Rule.

(6) **Delisted or Ineligible Option Classes**. Any series in an option class participating in the Penny Program in which the underlying security has been delisted, or are identified by OCC as ineligible for opening customer transactions, will continue to quote pursuant to the terms of the Penny Program until all such options have expired.

Interpretations and Policies:

.01 Reserved.

.02 Reserved.

[Adopted: December 13, 2016; amended January 12, 2017 (SR-PEARL-2016-1); amended June 15, 2017 (SR-PEARL-2017-24); amended December 11, 2017 (SR-PEARL-2017-39); amended June 18, 2018 (SR-PEARL-2018-14); amended December 13, 2018 (SR-PEARL-2018-26); amended March 22, 2019 (SR-PEARL-2019-11); amended June 29, 2019 (SR-PEARL-2019-20); amended December 13, 2019 (SR-PEARL-2019-34); amended July 1, 2020 (SR-PEARL-2020-06); amended November 21, 2024 (SR-PEARL-2024-55)]

Rule 511. Acceptance of Quotes and Orders

All bids or offers made and accepted on the Exchange in accordance with the Rules shall constitute binding contracts, subject to applicable requirements of the Rules and the Rules of the Clearing Corporation.

[Adopted: December 13, 2016]

Rule 512. [Reserved]

Rule 513. Submission of Orders and Clearance of Transactions

(a) **Order Identification**. When entering orders on the Exchange, each Member shall submit trade information in such form as may be prescribed by the Exchange in order to allow the Exchange to properly prioritize and match bids and offers pursuant to Rule 514 and report resulting transactions to the Clearing Corporation.



(b) **Clearance of Transactions.**

(1) All transactions made on the Exchange shall be submitted for clearance to the Clearing Corporation, and all such transactions shall be subject to the Rules of the Clearing Corporation. Every Clearing Member shall be responsible for the clearance of the Exchange Transactions of such Clearing Member and of each Member who gives up such Clearing Member's name pursuant to a letter of authorization, letter of guarantee or other authorization given by such Clearing Member to such Member, which authorization must be submitted to the Exchange. This Rule will apply to all Clearing Members who either (i) have Restricted OCC Numbers with Authorized Members pursuant to Rule 507, or (ii) have non-Restricted OCC Numbers.

(2) On each business day at or prior to such time as may be prescribed by the Clearing Corporation, the Exchange shall furnish the Clearing Corporation a report of each Clearing Member's matched trades.

[Adopted: December 13, 2016; amended March 11, 2019 (SR-PEARL-2019-04)]

Rule 514. Priority on the Exchange

(a) **General**. The highest bid and lowest offer shall have priority on the Exchange.

(b) **Price-Time Allocation**. The System shall execute trading interest within the System in price-time priority, meaning it will execute all trading interest at the best price level within the System before executing trading interest at the next best price. Within each price level, if there are two or more orders at the best price, trading interest will be executed in time priority.

(c) **Self-Trade Protection.**

(1) Orders entered by a Market Maker via the MEO Interface or the FIX Interface will not be executed against orders entered on the opposite side of the market by (i) a Market Maker of the same firm, or alternatively, if selected by the Member, (ii) a Market Maker with the same MPID. In either case, the System will cancel the oldest of the orders back to the entering party prior to execution.

(2) If requested by an EEM, orders entered by an EEM via the MEO Interface using the same MPID will not be executed against orders entered on the opposite side of the market by the same EEM using the same MPID via the MEO Interface. In such a case, the System will cancel the oldest of the orders back to the entering party prior to execution.

[Adopted: December 13, 2016; amended August 31, 2018 (SR-PEARL-2018-15)]

Rule 515. Execution of Orders

(a) **General.** Incoming orders and orders reevaluated pursuant to this Rule that are executable against orders in the System will be executed by the System in accordance with the following provisions, provided such orders will not be executed at prices inferior to the NBBO (as defined in Rules 100 and 1400(k)). Orders that could not be executed because the executions would be at prices inferior to the NBBO will be handled in accordance with the Managed Interest Process described in paragraph (d) below.

Post-Only Orders (as defined in Rule 516(j)) are evaluated with respect to locking or crossing other orders as follows: (i) if a Post-Only Order would lock or cross the current opposite side PBBO where the PBBO is the NBBO (the Post-Only Order locks or crosses an order on the System), the order will be handled pursuant to the Post-Only Price Process under Rule 515(g); or (ii) if a Post-Only Order would not lock or cross an order on the System but would lock



or cross the ABBO where the PBBO is inferior to the ABBO, the order will be handled pursuant to the Managed Interest Process under Rule 515(d)(2). The handling of a Post-Only Order may move from one process to the other (i.e., a Post-Only Order initially handled under the Post-Only Price Process may upon reevaluation be handled under the Managed Interest Process if the PBBO changes and the Post-Only Order no longer locks or crosses an order on the System but locks or crosses the ABBO).

(b) **Order Locks or Crosses the NBBO and the PBBO is at the NBBO.** If the PBBO is at the NBBO, upon receipt of an order which locks or crosses the NBBO (other than a Post-Only Order which is handled pursuant to the Post-Only Price Process under paragraph (g) below), the System will immediately execute the new incoming order against the PBBO at or better than the PBBO price for a size which is the lesser of (i) the new incoming order; or (ii) the PBBO size.

(c) **Price Protection on Orders.** The System will apply the following price protection process to all orders. Price protection prevents an order from being executed beyond the price designated in the order's price protection instructions (the "price protection limit"). The price protection instructions will be expressed in units of MPV away from (i) the NBBO at the time of the order's receipt, or the PBBO if the ABBO is crossing the PBBO or (ii) the Opening Price (as defined in Rule 503(b)(2)) in the event that a New Opening Order (defined below) not traded during the Opening Process (as defined in Rule 503(b)(1)) is priced through the Opening Price. A New Opening Order is an order received prior to the opening, excluding any order remaining from the prior day's close or from before a trading halt. Market participants may designate price protection instructions on an order by order basis within a minimum and maximum number of MPVs away from (i) the NBBO at the time of receipt, or the PBBO if the ABBO is crossing the PBBO, or (ii) the Opening Price for New Opening Orders, as determined by the Exchange and announced to Members through a Regulatory Circular. The default price protection instruction will be within one (1) to five (5) MPVs away from (i) the NBBO at the time of receipt, or the PBBO if the ABBO is crossing the PBBO, or (ii) the Opening Price for New Opening Orders, as determined by the Exchange and announced to Members through a Regulatory Circular. When triggered, the price protection process will cancel an order or the remaining contracts of an order. The System will not execute such orders at prices inferior to the current NBBO. The price protection process set forth in this subsection (c) will not apply to (i) orders received prior to the opening that are not priced through the Opening Price; or (ii) orders that remain on the Book from a prior trading session. Further, the price protection process set forth in this subsection (c) will not apply to Intermarket Sweep Orders ("ISOs") which will be handled in accordance with paragraph (f) below.

(d) **Orders That Could Not Be Executed or Could Not Be Executed in Full at the Original NBBO Upon Receipt.** An incoming order that could not be executed or could not be executed in full at the original NBBO upon receipt will be handled in accordance with the following provisions. In addition, orders that are reevaluated by the System for execution pursuant to an order's price protection instructions that could not be executed or could not be executed in full at the NBBO at the time of reevaluation will be handled in accordance with the following provisions. The following paragraphs will apply to orders both (i) upon receipt by the System, and (ii) upon reevaluation by the System for execution and according to the price protections designated on the order. The term "initiating order" will be used in the following paragraphs to refer to (i) the incoming order that could not be executed, (ii) the order reevaluated by the System for execution that could not be executed, or (iii) the remaining contracts of the incoming order or reevaluated order that could not be executed in full. The term "original NBBO" will be used in the following paragraphs to refer to the NBBO that existed at time of receipt of the initiating order or the NBBO at time of reevaluation of an order pursuant to this Rule.

(1) **Orders Eligible for Routing**. The System will seek to trade the initiating order to the extent possible at MIAX Pearl and route an Eligible Order (as defined in Rule 529) to the ABBO until the first of: (i) the order is fully executed; (ii) the order has traded or routed to and including its price protection limit, at which time any remaining contracts will be canceled; or (iii) the order has traded or routed to and including its limit price, at which time the System will display and book the initiating order at its limit price and will reevaluate the order for execution pursuant



to this Rule. The System will not execute such orders at prices inferior to the current NBBO. The System will handle any routing of the order in accordance with the order routing provisions set forth in Rule 529.

(2) **Managed Interest Process for Non-Routable Orders**.

(i) If the initiating order is non-routable (for example, the Public Customer order was marked "Do Not Route" or the order was a Post-Only Order being handled under this subsection (d)(2)) the order will never be routed outside of the Exchange regardless of prices displayed by away markets. A non-routable initiating order may execute on the Exchange at a price equal to or better than, but not inferior to, the ABBO. The System will not execute such orders at prices inferior to the current NBBO. The System will seek to trade an initiating order or a resting Post-Only Order until the first of: (i) the order is fully executed; (ii) the order has traded to and including its price protection limit at which time any remaining contracts are canceled; or (iii) the order has traded to and including its limit price at which time the System will attempt to display and book the initiating order at its limit price and will reevaluate the order for execution pursuant to this Rule.

(ii) If the limit price of an order locks or crosses the current opposite side NBBO and the PBBO is inferior to the NBBO, the System will display the order one MPV away from the current opposite side NBBO, and book the order at a price that will lock the current opposite side NBBO. Should the NBBO price change to an inferior price level, the order's Book price will continuously re-price to lock the new NBBO and the managed order's displayed price will continuously re-price one MPV away from the new NBBO until (i) the order has traded to and including its limit price, (ii) the order has traded to and including its price protection limit at which time any remaining contracts are cancelled, (iii) the order is fully executed or (iv) the order is cancelled.

(iii) (A) If the Exchange receives a new order or quote on the opposite side of the market from the managed order that can be executed, the System will immediately execute the remaining contracts from the initiating order to the extent possible at the order's current Book price, provided that the execution price does not violate the current NBBO.

(B) If the Exchange receives a new Post-Only Order on the opposite side of the market from an order being managed under this subsection (d)(2) which is not a Post-Only Order and the new Post-Only Order locks or crosses the Book price of the resting order, the Exchange will reject the new Post-Only Order.

(C) If the Exchange receives a new Post-Only Order on the opposite side of the market from a Post-Only Order being managed under this subsection (d)(2) and the new Post-Only Order locks or crosses the Book price of the resting Post-Only Order, the Exchange will re-book the resting Post-Only Order at the same price as its displayed price and manage the resting Post-Only Order and the new Post-Only Order under the POP Process of subsection (g) of this Rule.

(D) If unexecuted contracts remain from the initiating order, the order's size will be revised and the PBBO disseminated to reflect the order's remaining contracts.

(iv) An order subject to the Managed Interest Process under this subsection (d)(2) will retain its original limit price irrespective of the prices at which such order is booked and displayed and will maintain its original timestamp. All orders that are re-booked and re-displayed pursuant to the Managed Interest Process will retain their priority as compared to other orders subject to the Managed Interest Process, based upon the time such order was initially received by the Exchange. Following the initial booking and display of an order subject to the Managed Interest Process, an order will only be re-booked and re-displayed to the extent it achieves a more aggressive price, provided, however, that the Exchange will re-book an order at the same price as the displayed price in the event such order's displayed price is locked or crossed by the ABBO. Such event will not result in a change in priority for the order at its displayed price.



(v) The Booked and displayed prices of an order subject to the Managed Interest Process may be adjusted once or multiple times depending on changes to the prevailing ABBO.

(e) **Handling of Immediate-or-Cancel ("IOC") Orders.** As defined in Rule 516(e), an IOC order is a limit order that is to be executed in whole or in part upon receipt, with any portion not so executed cancelled. Market participants may designate price protection instructions on an order by order basis for IOC orders in the manner described in paragraph (c) above. If an IOC order is executable against orders in the System and MIAX Pearl is the only exchange at the NBBO when an IOC order is received by the System, the System will execute the IOC order at the NBBO price or better and if the IOC order could not be executed in full the System may also execute the IOC order's remaining contracts at multiple prices not to exceed the IOC order's limit price or the order's price protection limit, provided the execution does not trade at a price inferior to the current ABBO. If other exchanges in addition to MIAX Pearl are also at the NBBO when the IOC order is received, the System will execute the IOC order at the NBBO price and cancel any remaining unexecuted contracts from the IOC order. If the PBBO is not at the NBBO at the time the IOC order is received or the IOC order is not executable against any orders in the System, the IOC order will be immediately cancelled.

(f) **Handling of Intermarket Sweep Orders ("ISOs").** As defined in Rule 516(f), ISOs are immediately executable in the System and are not eligible for routing to another exchange. As noted above, ISOs will not be handled in accordance with the price protection processes set forth in paragraph (c) above. The System will execute an ISO at multiple prices until (i) the ISO has been exhausted or its order has been completely filled; or (ii) the executions have reached the ISO's limit order price, whichever occurs first. Unexecuted contracts remaining from an ISO will be immediately cancelled.

(g) **Post-Only Price Process.**

(1) **General.** Post-Only Orders are defined in Rule 516(j). The following paragraphs will apply to a Post-Only Order where the limit price of a Post-Only Order locks or crosses the current opposite side PBBO where the PBBO is the NBBO (the Post-Only Order locks or crosses an order on the System) both (i) upon receipt by the System, and (ii) upon reevaluation by the System. A Post-Only Order will never route to another exchange.

(2) **Price Protection for Post-Only Orders.** The System will apply price protection to all Post-Only /Orders being handled under subsection (g) in accordance with subsection (c) above.

(3) **Post-Only Price Process.**

(i) A Post-Only Order subject to the process set forth in this subsection (g) (the "POP Process") may execute on the Exchange at a price equal to or better than, but not inferior to, the ABBO. The System will not execute a Post-Only Order at prices inferior to the current NBBO. The System will seek to trade the resting Post-Only Order until the first of: (i) the Post-Only Order is fully executed; (ii) the Post-Only Order has traded to and including its price protection limit at which time any remaining contracts are canceled; or (iii) the Post-Only Order has traded to and including its limit price at which time the System will attempt to display and book the initiating order at its limit price and will reevaluate the order for execution pursuant to this Rule.

(ii) If the limit price of a Post-Only Order locks or crosses the current opposite side PBBO where the PBBO is the NBBO (the Post-Only Order locks or crosses an order on the System), the Order will be handled in accordance with the POP Process set forth in this subsection (g) and the System will display and book the Post-Only Order one MPV away from the current opposite side PBBO. Should the PBBO price change to an inferior price level, the Post-Only Order's Book price and displayed price will continuously re-price to one MPV away from new PBBO until (i) the Post-Only Order has traded to and including its limit price, (ii) the Post-Only Order has traded to and



including its price protection limit at which time any remaining contracts are cancelled, (iii) the Post-Only Order is fully executed or (iv) the Post-Only Order is cancelled.

(iii) (A) If the Exchange receives a new order or quote on the opposite side of the market from the Post-Only Order that can be executed, the System will immediately execute the remaining contracts from the resting Post-Only Order to the extent possible at the Post-Only Order's current Book price, provided that the execution price does not violate the current NBBO.

(B) If the Exchange receives a new Post-Only Order on the opposite side of the market from a Post-Only Order being managed under this subsection (g) which locks or crosses the Book price of the resting Post-Only Order, the Exchange will book and display the new Post-Only Order one MPV away from the current opposite side PBBO.

(C) If unexecuted contracts remain from the resting Post-Only Order, the Post-Only Order's size of the Post-Only Order will be revised and the PBBO disseminated to reflect the Post-Only Order's remaining contracts of the Post-Only Order.

(iv) A Post-Only Order subject to the POP Process under this subsection (g)(3) will retain its original limit price irrespective of the prices at which such Post-Only Order is booked and displayed and will maintain its original timestamp, provided however each time the order is booked and displayed at a more aggressive Book price, the order will receive a new timestamp. In the event the PBBO changes such that a Post-Only Order subject to the POP Process would be able to be booked and displayed at its actual limit price, the Post-Only Order will receive a new timestamp. All Post-Only Orders that are re-ranked and re-displayed pursuant to the POP Process will retain their priority as compared to other orders subject to the POP Process based upon the time such Post-Only Order was initially received by the Exchange. Following the initial ranking and display of a Post-Only Order subject to the POP Process, a Post-Only Order will only be re-ranked and re-displayed to the extent it achieves a more aggressive price, provided, however, that the Exchange will re-book a Post-Only Order at the same price as the displayed price in the event such order's displayed price is locked or crossed by the PBBO. Such event will not result in a change in priority for the Post-Only Order at its displayed price.

(v) The Booked and displayed prices of a Post-Only Order subject to the POP Process may be adjusted once or multiple times depending on changes to the prevailing PBBO.

Interpretations and Policies:

.01 In the course of the Managed Interest Process for Non-Routable Orders as provided in subparagraph (d)(2), if managed interest becomes tradable at multiple price points on the Exchange due to the ABBO transitioning from a crossed state to an uncrossed state, the initial trade price will be the midpoint of the PBBO, rounded up to the nearest MPV if necessary unless that price would be outside the ABBO, in which case the midpoint of the PBBO will be rounded to the nearest MPV at or inside the ABBO if necessary. An imbalance of orders on the buy side or sell side may result in orders that are not executed in whole or in part. Such orders will be handled in time sequence, beginning with the order with the oldest time stamp and may, in whole or in part, be placed on the Book, cancelled, executed, or routed in accordance with Rule 529.

.02 Immediately following the commencement of a trading halt pursuant to Rule 504 and at the end of each trading session, the System will cancel an order which was managed under this Rule where the order's price protection limit for a buy (sell) order is lower (higher) than the order's effective limit price. For purposes of this Rule, the effective limit price for: (i) a limit order will be the order's limit price (ii) a market order to buy will be the maximum price permitted by the Exchange's System; and (iii) a market order to sell will be the lowest MPV as established by Rule 510 (either



$.01 for option classes quoted and traded in increments as low as $.01, or $.05 for option classes quoted and traded in increments as low as $.05).

[Adopted: December 13, 2016; amended February 6, 2017 (SR-PEARL-2017-05); amended April 3, 2017 (SR-PEARL-2017-11); amended May 18, 2017 (SR-PEARL-2017-22); amended June 21, 2019 (SR-PEARL-2019-19); amended September 18, 2019 (SR-PEARL-2019-24); amended December 19, 2019 (SR-PEARL-2019-35); amended October 25, 2021 (SR-PEARL-2021-43)]

Rule 516. Order Types

It should be noted that some of the order types defined below are valid only during certain portions of the trading day (e.g., after the opening). If a Member submits an order type during a time period when the order type is not valid, the System will reject the order. It should also be noted that not all of the order types listed and described in this Rule will be available for use on each of the MEO Interface and the FIX Interface. The Exchange will issue a Regulatory Circular listing which order types, among the order types set forth below, are available for delivery via the MEO Interface and which are available for delivery via the FIX Interface.

(a) **Market Order.** A market order is an order to buy or sell a stated number of option contracts at the best price available at the time of execution. A Market Maker may not submit a market order.

(b) **Limit Orders.** A limit order is an order to buy or sell a stated number of option contracts at a specified price or better.

(c) **Marketable Limit Orders.** A marketable limit order is a limit order to buy (sell) at or above (below) the best offer (bid) on the Exchange.

(d) **Cancel-Replacement Order.** A Cancel-replacement order is a single message for the immediate cancellation of a previously received order and the replacement of that order with a new order with new terms and conditions. The replacement order will not retain the priority of the cancelled order except when the replacement order reduces the open size of the order and all other terms and conditions are retained.

(e) **Immediate-or-Cancel Orders.** An immediate-or-cancel order is an order that is to be executed in whole or in part upon receipt. Any portion not so executed is cancelled. An immediate-or-cancel order is not valid during the Opening Process described in Rule 503.

(f) **Intermarket Sweep Order.** An Intermarket Sweep Order or “ISO”, as defined in Rule 1400(i), is a limit order that is designated by a Member as an ISO in the manner prescribed by the Exchange, and is executed within the System by Members without respect to Protected Quotations of other Eligible Exchanges as defined in Rule 1400(q) and (g). ISOs are immediately executable within the System and shall not be eligible for routing. ISOs that are not designated as immediate or cancel will be cancelled by the System if not executed upon receipt. Simultaneously with the routing of an ISO to the System, one or more additional limit orders, as necessary, are routed by the entering Member to execute against the full displayed size of any Protected Bid or Protected Offer (as defined in Rule 1400(p)) in the case of a limit order to sell or buy with a price that is superior to the limit price of the limit order identified as an ISO. These additional routed orders must be identified as ISOs. An ISO is not valid during the Opening Process described in Rule 503.

(g) **Do Not Route Order.** A Do Not Route or “DNR" order is an order that will never be routed outside of the Exchange regardless of the prices displayed by away markets. A DNR order may execute on the Exchange at a price equal to or better than, but not inferior to, the best away market price but, if that best away market remains, the DNR order will be handled in accordance with the Managed Interest Process described in Rule 515(d)(2).



(h) **Day Limit Order.** A Day Limit Order is an order to buy or sell which, if not executed, expires at the end of trading in the security on the day on which it was entered.

(i) **Good 'Til Cancelled Order.** A Good 'til Cancelled or "GTC" Order is an order to buy or sell which remains in effect until it is either executed, cancelled or the underlying option expires.

(j) **"Post-Only Orders"** are orders that will not remove liquidity from the Book. Post-Only Orders are to be ranked and executed on the Exchange pursuant to Rule 514 (Priority on the Exchange), or handled pursuant to Rule 515, as appropriate, and will never route away to another trading center. Post-Only Orders are evaluated with respect to locking or crossing other orders as follows: (i) if a Post-Only Order would lock or cross an order on the System, the order will be handled pursuant to the Post-Only Price Process under Rule 515(g); or (ii) if a Post-Only Order would not lock or cross an order on the System but would lock or cross the ABBO where the PBBO is inferior to the ABBO, the order will be handled pursuant to the Managed Interest Process under Rule 515(d). The handling of a Post-Only Order may move from one process to the other (i.e., a Post-Only Order initially handled under the Post-Only Price Process may upon reevaluation be handled under the Managed Interest Process if the PBBO changes and the Post-Only Order no longer locks or crosses an order on the System but locks or crosses the ABBO). A Post-Only Order is valid during the Opening Process and will be processed in accordance with Rule 503. The Post-Only instruction will be ignored for Post-Only Orders that participate in the Opening Process. A Post-Only Order may not be a market order, Immediate-or-Cancel Order, an Intermarket Sweep Order or a Good 'til Cancelled Order. Post-Only Orders received before the Opening Process or during a trading halt may participate in the next Opening Process. Post-Only Orders received after the market close will be rejected.

[Adopted: December 13, 2016; amended May 3, 2017 (SR-PEARL-2017-16); amended December 19, 2019 (SR-PEARL-2019-35)]

Rule 517A. Aggregate Risk Manager for EEMs ("ARM-E")

(a) **EEM Counting Program.** The System will maintain a counting program ("EEM Counting Program") for each participating EEM who has submitted an order in an EEM Specified Option Class using a specified MPID of the EEM and delivered via the MEO Interface as described herein (an "EEM ARM Eligible Order"). The EEM Counting Program will count the number of contracts executed by an EEM from an EEM ARM Eligible Order (the "EEM ARM Contracts") within a specified time period that has been established by the EEM (the "EEM Specified Time Period"). An "EEM Specified Option Class" is a class in which the EEM has designated as a class to be protected via ARM-E. The EEM Specified Time Period cannot exceed 15 seconds. The EEM may also establish for each EEM Specified Option Class an EEM Allowable Engagement Percentage. When an execution of an EEM ARM Contract from an EEM ARM Eligible Order occurs, the System will look back over the EEM Specified Time Period to determine whether the sum of contract executions from such EEM ARM Eligible Order during such EEM Specified Time Period triggers the ARM-E.

(b) **EEM Risk Manager.** The System will engage the Aggregate Risk Manager for EEMs ("ARM-E") in a particular EEM Specified Option Class when the EEM Counting Program has determined that an EEM has executed during the EEM Specified Time Period a number of EEM ARM Contracts from an EEM ARM Eligible Order equal to or above their EEM Allowable Engagement Percentage. ARM-E will then, until the EEM sends a notification to the System of the intent to reengage and submits a new order in the EEM Specified Option Class: (i) automatically cancel the EEM ARM Eligible Orders in all series of that particular EEM Specified Option Class and (ii) reject new EEM ARM Eligible Orders by the EEM in all series of that particular EEM Specified Option Class submitted using the MEO Interface.

(c) **EEM Allowable Engagement Percentage.** To determine whether the EEM's executed contracts from an EEM ARM Eligible Order is equal to or above their EEM Allowable Engagement Percentage the following will occur:



(1) for each execution of a contract from an EEM ARM Eligible Order in an EEM Specified Option Class, the EEM Counting Program will determine the percentage that the number of contracts executed in that trade represents relative to the original size of the EEM ARM Eligible Order which was traded (the "EEM Trade Percentage"); and

(2) the EEM Counting Program will add the individual EEM Trade Percentages in the EEM Specified Option Class to determine the realized engagement percentage by the EEM (the "EEM Realized Engagement Percentage"). When the EEM Realized Engagement Percentage equals or exceeds the EEM Allowable Engagement Percentage the ARM-E will cancel and reject the EEM ARM Eligible Orders in the EEM Specified Option Class as described above.

(d) All of an EEM's orders in each EEM Specified Option Class will be considered firm until such time as the EEM Allowable Engagement Percentage threshold has been equaled or crossed and the EEM ARM Eligible Orders are cancelled by the ARM-E in all series of that EEM Specified Option Class as described herein. Any marketable orders that are executable against EEM's orders that are received prior to the time the ARM-E is engaged will be automatically executed at the disseminated price up to the EEM's disseminated size, regardless of whether such an execution results in executions in excess of the EEM Allowable Engagement Percentage.

Interpretations and Policies:

.01 Immediate-or-Cancel ("IOC") orders submitted by an EEM using the MEO Interface are not EEM ARM Eligible Orders.

.02 **EEM Single Side Protection.** An EEM may determine to engage the EEM Single Side Protection ("SSP") feature for orders delivered via the MEO Interface by MPID. If the full remaining size of an EEM's order, in an individual option, is exhausted by a trade, the System will trigger the SSP. When triggered, the System will cancel all open orders and block all new inbound orders delivered via the MEO Interface, for that particular side of that individual option for that MPID. The System will provide a notification message to the EEM. The block will remain in effect until the EEM notifies the Exchange (in a manner required by the Exchange and communicated to EEMs by Regulatory Circular) to reset the SSP ("SSP Reset"). Intermarket Sweep Orders are not eligible for EEM Single Side Protection and are not canceled or blocked when the SSP is triggered.

[Adopted: December 13, 2016; amended April 5, 2017 (SR-PEARL-2017-12); amended December 29, 2017 (SR-PEARL-2017-37); amended February 6, 2018 (SR-PEARL-2018-01)]

Rule 517B. Aggregate Risk Manager for Market Makers ("ARM-M")

(a) **Market Maker Counting Program.** The System will maintain a counting program ("MM Counting Program") for each Market Maker who has submitted an order in an option class (an "MM Option Class") delivered via the MEO Interface as described herein (an "MM ARM Eligible Order"). The MM Counting Program will count the number of contracts executed by a Market Maker from an MM ARM Eligible Order (the "MM ARM Contracts") within a specified time period that has been established by the Market Maker or as a default setting, as defined below (the "MM Specified Time Period"). The MM Specified Time Period cannot exceed 15 seconds whether established by the Market Maker or as a default setting, as defined below. The Market Maker may also establish for each MM Option Class an MM Allowable Engagement Percentage. The Exchange will establish a default MM Specified Time Period and a default Allowable Engagement Percentage ("default settings") on behalf of a Market Maker that has not established an MM Specified Time Period and/or an MM Allowable Engagement Percentage. The default MM Allowable Engagement Percentage shall not be less than 100%. The default settings will be determined by the Exchange on an Exchange-wide basis and announced to Members via Regulatory Circular. When an execution of an MM ARM Contract from an MM ARM Eligible Order occurs, the System will look back over the MM Specified Time Period to determine whether



the sum of contract executions from such MM ARM Eligible Order during such MM Specified Time Period triggers the ARM-M.

(b) **Market Maker Risk Manager.** The System will engage the Aggregate Risk Manager for Market Makers ("ARM-M") in a particular MM Option Class when the MM Counting Program has determined that a Market Maker has executed during the MM Specified Time Period a number of MM ARM Contracts from an MM ARM Eligible Order equal to or above their MM Allowable Engagement Percentage. ARM-M will then, until the Market Maker sends a notification to the System of the intent to reengage and submits a new order in the MM Option Class: (i) automatically cancel the MM ARM Eligible Orders in all series of that particular MM Option Class and (ii) reject new MM ARM Eligible Orders by the Market Maker in all series of that particular MM Option Class submitted using the MEO Interface.

(c) **Market Maker Allowable Engagement Percentage.** To determine whether the Market Maker's executed contracts from an MM ARM Eligible Order is equal to or above their MM Allowable Engagement Percentage the following will occur:

(1) for each execution of a contract from an MM ARM Eligible Order in an MM Option Class, the MM Counting Program will determine the percentage that the number of contracts executed in that trade represents relative to the original size of the MM ARM Eligible Order which was traded (the "MM Trade Percentage"); and

(2) the MM Counting Program will add the individual MM Trade Percentages in the MM Option Class to determine the realized engagement percentage by the Market Maker (the "MM Realized Engagement Percentage"). When the MM Realized Engagement Percentage equals or exceeds the MM Allowable Engagement Percentage the ARM-M will cancel and reject the MM ARM Eligible Orders in the MM Option Class as described above.

(d) All of a Market Maker's orders in each MM Option Class will be considered firm until such time as the MM Allowable Engagement Percentage threshold has been equaled or crossed and the MM ARM Eligible Orders are cancelled by the ARM-M in all series of that MM Option Class as described herein. Any marketable orders that are executable against Market Maker's orders that are received prior to the time the ARM-M is engaged will be automatically executed at the disseminated price up to the Market Maker's disseminated size, regardless of whether such an execution results in executions in excess of the MM Allowable Engagement Percentage.

Interpretations and Policies:

.01 **Enhanced Aggregate Risk Manager Protections.** Market Makers may determine to engage any of the following Enhanced Aggregate Risk Manager Protections in the System:

(a) **Protection for One Option Class ("ARM Class Protection").** A Market Maker may determine to engage the ARM Class Protection feature for a particular MM Option Class which has MM ARM Eligible Orders in a protected MPID (an "ARM Option Class"). When an ARM Option Class in a protected MPID has been equaled or exceeded a specified number of times (not less than three times and not more than 99 times) within a specified time period (for purposes of the ARM Class Protection, the "ARM Trigger Counting Period") (each as determined by the Market Maker), the ARM Class Protection feature will cancel and reject the MM ARM Eligible Orders in such ARM Option Class from the protected MPID as described above until the Market Maker instructs the Exchange (in a manner required by the Exchange and communicated to Market Makers by Regulatory Circular) to reset the ARM Class Protection feature. The ARM Trigger Counting Period may not be less than one second and may not exceed 24,300 seconds.

(b) **Protection for More Than One Option Class ("ARM Firm Protection").** A Market Maker may determine to engage the ARM Firm Protection feature for more than one class of options which has MM Eligible ARM Orders and are traded via the MEO Interface under all of the MPIDs of such Market Maker's firm (the "Firm Protected ARM Option



Classes”). The System will aggregate the specified number of times that the MM Allowable Engagement Percentage has been equaled or exceeded in a specified number of such Firm Protected ARM Option Classes within the ARM Trigger Counting Period. When the MM Allowable Engagement Percentage has been equaled or exceeded within the ARM Trigger Counting Period (each as determined by the Market Maker) in the defined number of Firm Protected ARM Option Classes, the ARM Firm Protection feature will cancel and reject all of the Firm Protected ARM Option Classes until the Market Maker instructs the Exchange (in a manner required by the Exchange and communicated to Market Makers by Regulatory Circular) to reset the ARM Firm Protection feature. In the event that the MM Allowable Engagement Percentage in one option class is equaled or exceeded multiple times during the applicable ARM Trigger Counting Period, the System will consider such multiple events to be one single trigger for purposes of engagement of the ARM Firm Protection feature.

(c) **Market Maker Single Side Protection.** A Market Maker may determine to engage the Market Maker Single Side Protection (“SSP”) feature for orders delivered via the MEO Interface by MPID. If the full remaining size of a Market Maker’s order in an individual option, is exhausted by a trade, the System will trigger the SSP. When triggered, the System will cancel all open orders and block all new inbound orders delivered via the MEO Interface, for that particular side of that individual option for that MPID. The System will provide a notification message to the Market Maker. The block will remain in effect until the Market Maker notifies the Exchange (in a manner required by the Exchange and communicated to Market Makers by Regulatory Circular) to reset the SSP (“SSP Reset”). Intermarket Sweep Orders are not eligible for Market Maker Single Side Protection and are not canceled or blocked when the SSP is triggered.

.02 Immediate-or-Cancel (“IOC”) orders submitted by a Market Maker using the MEO Interface are not MM ARM Eligible Orders.

[Adopted: December 13, 2016; amended April 5, 2017 (SR-PEARL-2017-12); amended December 29, 2017 (SR-PEARL-2017-37); amended February 6, 2018 (SR-PEARL-2018-01)]

Rule 518. [Reserved]

Rule 519. MIAX Pearl Order Monitor (“MOM”)

(a) **Order Price Protections**. In order to avoid the occurrence of potential obvious or catastrophic errors on the Exchange, the System will take the following steps in accordance with the MIAX Pearl Order Monitor, which will prevent certain orders from executing or being placed on the Book at prices outside pre-set standard limits. Beginning after the Opening Process is complete, the MIAX Pearl Order Monitor will be operational each trading day until the close of trading. The MIAX Pearl Order Monitor will not be operational during a trading halt.

(1) **Market Orders to Sell.**

(i) Threshold Setting. For the purposes of this Rule an EEM may establish a pre-set value to be used as the threshold setting (“Threshold Setting”) by communicating its value to the Exchange’s Help Desk in a form and manner to be determined by the Exchange and communicated via Regulatory Circular. The Exchange will establish a default Threshold Setting of $0.10 and communicate its value to Members via Regulatory Circular. If an EEM does not establish a Threshold Setting the Exchange default value will be used.

(ii) If the Exchange receives a market order from an EEM to sell an option when the national best bid is zero and the national best offer is less than or equal to the Threshold Setting, the System will convert the market order to sell, to a limit order to sell, with a limit price of one Minimum Trading Increment.

(iii) If the Exchange reevaluates a market order from an EEM to sell an option when the resulting national best bid is zero and either the trade price, route price, or national best offer is less than or equal to the



Threshold Setting, the System will convert the market order to sell, to a limit order to sell, with a limit price of one Minimum Trading Increment.

(iv) In either case of (ii) or (iii) above such sell orders will automatically be placed on the Book in time priority and will be displayed at the appropriate Minimum Price Variation.

(v) If the Exchange receives a market order from an EEM to sell an option when the national best bid is zero and the national best offer is greater than the Threshold Setting, the System will reject the order.

(vi) If the Exchange reevaluates a market order from an EEM to sell an option when the resulting national best bid is zero and both (A) the trade price or route price, and (B) the national best offer are greater than the Threshold Setting, the System will reject the order or cancel any unexecuted balance of the order.

(2) **Market Orders to Buy or Sell.**

(i) If the differential between the bid and the offer of the NBBO is equal to or greater than $5.00, market orders from an EEM to buy or sell will be rejected by the System upon receipt.

(ii) Notwithstanding the foregoing, certain options classes may be designated by the Exchange as Extended Market Width classes and as such will be exempt from subparagraph (a)(2)(i) above. A list of Extended Market Width classes will be made available to Members through the issuance of a Regulatory Circular.

(3) **Limit Orders to Buy.** For options with a National Best Offer ("NBO") greater than $0.50 the System will reject an incoming limit order from a Market Maker or an EEM that has a limit price equal to or greater than the NBO by the lesser of (i) $2.50, or (ii) 50% of the NBO price. For options with an NBO less than or equal to $0.50 the System will reject an incoming limit order from a Market Maker or an EEM that has a limit price that is equal to or greater than the NBO price by $0.25.

For example: (A) if the NBO is $12.00 an incoming limit order to buy options for $14.50 or more will be rejected; and (B) if the NBO is $0.10 an incoming limit order to buy options for $0.15 will not be rejected; whereas if the NBO is $0.10 an incoming limit order to buy options for $0.35 will be rejected as the limit price of the order is $0.25 greater than the NBO.

(4) **Limit Orders to Sell.** For options with a National Best Bid ("NBB") greater than $0.25 the System will reject an incoming limit order from a Market Maker or an EEM that has a limit price equal to or less than the NBB by the lesser of (i) $2.50, or (ii) 50% of the NBB price. For options with an NBB of $0.25 or less the System will accept any incoming limit order from a Market Maker or an EEM.

For example: (A) if the NBB is $12.00 an incoming limit order to sell options for $9.50 or less will be rejected, and (B) if the NBB is $0.30 an incoming limit order to sell options for $0.15 will be rejected; whereas if the NBB is $0.30 an incoming limit order to sell options for $0.20 will not be rejected as the limit price of the order is not less than 50% of the NBB price.

(b) **Order Size Protections.** The System will prevent certain orders from executing or being placed on the Book if the size of the order exceeds the order size protection designated by an EEM. If the maximum size of orders is not designated by an EEM, the Exchange will set a maximum size of orders on behalf of an EEM by default. An EEM may designate the order size protection on a firm wide basis. The default maximum size of orders will be determined by the Exchange and announced to Members through a Regulatory Circular. The order size protections will apply separately to orders entered via the MEO Interface and the FIX Interface.



(c) **Open Order Protection.** The System will reject any orders that exceed the maximum number of open orders held in the System on behalf of a particular EEM, as designated by the EEM. EEMs may designate the open order protection on a firm wide basis. If the maximum number of open orders is not designated by the EEM, the Exchange will set a maximum number of open orders on behalf of the EEM by default. The default maximum number of open orders will be determined by the Exchange and announced to Members through a Regulatory Circular. The open order protections will apply separately to orders entered via the MEO Interface and the FIX Interface.

(d) **Open Contract Protection.** The System will reject any orders that exceed the maximum number of open contracts represented by orders held in the System on behalf of a particular EEM, as designated by the EEM. EEMs may designate the open contract protection on a firm wide basis. If the maximum number of open contracts is not designated by the EEM, the Exchange will set a maximum number of open contracts on behalf of the EEM by default. The default maximum number of open contracts will be determined by the Exchange and announced to Members through a Regulatory Circular. The open contract protections will apply separately to orders entered via the MEO Interface and the FIX Interface.

Interpretations and Policies:

.01 For purposes of this Rule, in singly listed series the PBBO shall be deemed to be the NBBO.

.02 The order price protections of the MIAX Pearl Order Monitor pursuant to section (a) will not apply to incoming orders marked as Intermarket Sweep Orders (ISO).

[Adopted: December 13, 2016; amended January 11, 2019 (SR-PEARL-2018-25); amended October 3, 2019 (SR-PEARL-2019-28); amended October 25, 2021 (SR-PEARL-2021-43); amended June 14, 2022 (SR-PEARL-2022-22)]

Rule 519A. Risk Protection Monitor for Orders Entered via the FIX Interface (“RPM-FIX”)

(a) **Voluntary Risk Protection Functionality.** The System will maintain a counting program (“counting program”) for each participating Member that will count the number of orders entered and the number of contracts traded via an order entered by a Member on the Exchange via the FIX Interface within a specified time period that has been established by the Member (the “specified time period”). The maximum duration of the specified time period will be established by the Exchange and announced via a Regulatory Circular. The RPM-FIX Monitor maintains one or more Member-configurable FIX Interface Allowable Order Rate settings and FIX Interface Allowable Contract Execution Rate settings. When a Member’s order is entered or when an execution of a Member’s order occurs via the FIX Interface, the System will look back over the specified time period to determine if the Member has: (i) entered during the specified time period a number of orders exceeding their FIX Interface Allowable Order Rate setting(s), or (ii) executed during the specified time period a number of contracts exceeding their FIX Interface Allowable Contract Execution Rate setting(s). Once engaged, the RPM-FIX Monitor will then, as determined by the Member: automatically either (A) prevent the System from receiving any new orders in all series in all classes from the Member via the FIX Interface; (B) prevent the System from receiving any new orders in all series in all classes from the Member and cancel all existing orders with a time-in-force of Day in all series in all classes from the Member via the FIX Interface; or (C) send a notification to the Member without any further preventative or cancellation action by the System. When engaged, the RPM-FIX Monitor will still allow the Member to interact with existing orders entered prior to exceeding the FIX Interface Allowable Order Rate setting or the FIX Interface Allowable Contract Execution Rate setting, including sending cancel order messages and receiving trade executions from those orders via the FIX Interface. The RPM-FIX Monitor shall remain engaged until the Member communicates with the Help Desk to enable the acceptance of new orders.

(b) **Mandatory Participation.** EEMs using the FIX Interface must establish at least one FIX Interface Allowable Order Rate setting, with a corresponding specified time period of not less than one second, and not to exceed ten seconds,



as established by the Exchange and communicated to Members via Regulatory Circular (a "Corresponding Specified Time Period") and at least one FIX Interface Allowable Contract Execution Rate setting (with a Corresponding Specified Time Period), both of which must be configured to perform the step set forth in either (A) or (B) of subparagraph (a) of this Rule above, upon engagement of the RPM-FIX Monitor. EEMs may establish additional FIX Interface Allowable Order Rate settings and additional FIX Interface Allowable Contract Execution Rate settings, and any such additional settings may be configured to perform the step set forth in either (A), (B), or (C) of subparagraph (a) of this Rule above, upon engagement of the RPM-FIX Monitor.

Interpretations and Policies:

.01 **EEM Grouping.**

(a) EEMs may elect to group with other EEMs to enable the RPM-FIX Monitor to apply collectively to the group. The EEMs in the group must designate a group owner. EEMs may elect to group provided that either: (i) there is at least 75% common ownership between the firms as reflected on each firm's Form BD, Schedule A; or (ii) there is written authorization signed by all EEMs in the group and the group owner maintains exclusive control of all orders sent to the Exchange from each MPID within the group via the FIX Interface.

(b) An EEM may elect to group with the EEM's clearing firm. A clearing firm may also elect to group several EEMs to enable the RPM-FIX Monitor to apply collectively to the group with the clearing firm designated as the group owner, provided that the clearing firm serves as the clearing firm for all the MPIDs of the group and there is written authorization signed by the clearing firm and each EEM of the group. A clearing firm that has grouped several EEMs may only receive warning messages pursuant to Interpretation and Policy .03 of this Rule, unless one EEM of the group maintains exclusive control of all orders sent to the Exchange from each MPID within the group via the FIX Interface.

(c) The RPM-FIX Monitor for groups will operate in the same manner as described in paragraphs (a) and (b) of Rule 519A, except that: (i) the counting program will count the number of orders entered and the number of contracts traded resulting from an order entered by all MPIDs in the group collectively via the FIX Interface; (ii) the System will trigger the RPM-FIX Monitor when the group collectively exceeds either the FIX Interface Allowable Order Rate or the FIX Interface Allowable Contract Execution Rate for the group; (iii) once engaged, the RPM-FIX Monitor will then either automatically prevent the System from receiving any new orders in all series in all classes from each MPID in the group via the FIX Interface, and, if designated by the group owner's instructions, cancel all existing orders with a time-in-force of Day in all series in all classes from the group via the FIX Interface, or send a notification without any further preventative or cancellation action by the System; and (iv) only the designated group owner may request through the Help Desk to accept new orders for all the EEMs of the group.

.02 GTC Orders and any orders with a time-in-force other than Day received via the FIX Interface will not be cancelled by the RPM-FIX Monitor. However, the System does include such orders received via the FIX Interface in the counting program for purposes of this Rule. Once engaged, the RPM-FIX Monitor will block, but will not cancel any existing GTC orders and any other orders with a time-in-force other than Day. Such orders will remain in the System available for trading when the RPM-FIX Monitor is engaged.

.03 EEMs may elect to receive warning notifications indicating that a specific percentage of a FIX Interface Allowable Order Rate or a FIX Interface Allowable Contract Execution Rate has been met.

.04 At the request of an EEM or in order to maintain a fair and orderly market, the Exchange may pause and restart the specified time period used by the counting program or clear and reset any calculated FIX Interface Allowable Order Rate or FIX Interface Allowable Contract Execution Rate.



[Adopted: December 13, 2016; amended February 6, 2017 (SR-PEARL-2017-06)]

Rule 519B. Risk Protection Monitor for Orders Entered via the MEO Interface ("RPM-MEO")

(a) **Voluntary Risk Protection Functionality.** The System will maintain a counting program ("counting program") for each participating EEM that will count the number of orders entered and the number of contracts traded via an order entered by an EEM on the Exchange via the MEO Interface within a specified time period that has been established by the EEM (the "specified time period"). The maximum duration of the specified time period will be established by the Exchange and announced via a Regulatory Circular. The RPM-MEO Monitor maintains one or more EEM-configurable MEO Interface Allowable Order Rate settings and MEO Interface Allowable Contract Execution Rate settings. When an EEM's order is entered or when an execution of an EEM's order occurs via the MEO Interface, the System will look back over the specified time period to determine if the EEM has: (i) entered during the specified time period a number of orders exceeding their MEO Interface Allowable Order Rate setting(s), or (ii) executed during the specified time period a number of contracts exceeding their MEO Interface Allowable Contract Execution Rate setting(s). Once engaged, the RPM-MEO Monitor will then, as determined by the EEM: automatically either (A) prevent the System from receiving any new orders in all series in all classes from the EEM via the MEO Interface; (B) prevent the System from receiving any new orders in all series in all classes from the EEM and cancel all existing orders with a time-in-force of Day in all series in all classes from the EEM via the MEO Interface; or (C) send a notification to the EEM without any further preventative or cancellation action by the System. When engaged, the RPM-MEO Monitor will still allow the EEM to interact with existing orders entered prior to exceeding the MEO Interface Allowable Order Rate setting or the MEO Interface Allowable Contract Execution Rate setting, including sending cancel order messages and receiving trade executions from those orders via the MEO Interface. The RPM-MEO Monitor shall remain engaged until the EEM communicates with the Help Desk to enable the acceptance of new orders.

(b) **Mandatory Participation.** EEMs using the MEO Interface must establish at least one MEO Interface Allowable Order Rate setting, with a corresponding specified time period of not less than one second, and not to exceed ten seconds, as established by the Exchange and communicated to Members via Regulatory Circular (a "Corresponding Specified Time Period") and at least one MEO Interface Allowable Contract Execution Rate setting (with a Corresponding Specified Time Period), both of which must be configured to perform the step set forth in either (A) or (B) of subparagraph (a) of this Rule above, upon engagement of the RPM-MEO Monitor. EEMs may establish additional MEO Interface Allowable Order Rate settings and additional MEO Interface Allowable Contract Execution Rate settings, and any such additional settings may be configured to perform the step set forth in either (A), (B), or (C) of subparagraph (a) of this Rule above, upon engagement of the RPM-MEO Monitor.

Interpretations and Policies:

.01 **EEM Grouping**.

(a) EEMs may elect to group with other EEMs to enable the RPM-MEO Monitor to apply collectively to the group. The EEMs in the group must designate a group owner. EEMs may elect to group provided that either: (i) there is at least 75% common ownership between the firms as reflected on each firm's Form BD, Schedule A; or (ii) there is written authorization signed by all EEMs in the group and the group owner maintains exclusive control of all orders sent to the Exchange from each MPID within the group via the MEO Interface.

(b) An EEM may elect to group with the EEM's clearing firm. A clearing firm may also elect to group several EEMs to enable the RPM-MEO Monitor to apply collectively to the group with the clearing firm designated as the group owner, provided that the clearing firm serves as the clearing firm for all the MPIDs of the group and there is written authorization signed by the clearing firm and each EEM of the group. A clearing firm that has grouped several EEMs may only receive warning messages pursuant to Interpretation and Policy .03 of this Rule, unless one EEM of the



group maintains exclusive control of all orders sent to the Exchange from each MPID within the group via the MEO Interface.

(c) The RPM-MEO Monitor for groups will operate in the same manner as described in paragraphs (a) and (b) of Rule 519A, except that: (i) the counting program will count the number of orders entered and the number of contracts traded resulting from an order entered by all MPIDs in the group collectively via the MEO Interface; (ii) the System will trigger the RPM-MEO Monitor when the group collectively exceeds either the MEO Interface Allowable Order Rate or MEO Interface Allowable Contract Execution Rate for the group; (iii) once engaged, the RPM-MEO Monitor will then either automatically prevent the System from receiving any new orders in all series in all classes from each MPID in the group via the MEO Interface, and, if designated by the group owner's instructions, cancel all existing orders with a time-in-force of Day in all series in all classes from the group via the MEO Interface, or send a notification without any further preventative or cancellation action by the System; and (iv) only the designated group owner may request the Help Desk to accept new orders for all the EEMs of the group.

.02 Any orders with a time-in-force other than Day received via the MEO Interface will not be cancelled by the RPM-MEO Monitor. However, the System does include such orders received via the MEO Interface in the counting program for purposes of this Rule. Once engaged, the RPM-MEO Monitor will block but will not cancel any orders with a time-in-force other than Day. Such orders will remain in the System available for trading when the RPM-MEO Monitor is engaged.

.03 EEMs *may* elect to receive warning notifications indicating that a specific percentage of an MEO Interface Allowable Order Rate or an MEO Interface Allowable Contract Execution Rate has been met.

.04 At the request of an EEM or in order to maintain a fair and orderly market, the Exchange may pause and restart the specified time period used by the counting program or clear and reset any calculated MEO Interface Allowable Order Rate or MEO Interface Allowable Contract Execution Rate.

[Adopted: December 13, 2016; amended February 6, 2017 (SR-PEARL-2017-06)]

Rule 519C. Mass Cancellation of Trading Interest

(a) **Cancel.** A Member may remove all of its quotations and/or cancel all or any subset of its orders in the System, by firm name or by Market Participant Identifier ("MPID"), by requesting the Exchange staff to effect such cancellations.

(b) **Cancel and Block.** A Member may request that the Exchange (i) remove all of its quotations and cancel all of its orders in the System and (ii) block all new inbound quotations and orders, by firm name or by MPID. A Member may also request that the Exchange cancel all of its MEO Day orders in the System and block all new inbound MEO Day orders by MPID. The block will remain in effect until the Member requests that the Exchange remove the block.

(c) **Detection of Loss of Communication**

(1) **MIAX Express Order Interface ("MEO")**. When a Loss of Communication is detected on a MEO port during a certain time period ("xx" seconds), the System will close the session and automatically cancel quotes and orders, as configured by the Member, provided that when a Loss of Communication is detected on the last connected MEO port during a certain time period ("xx" seconds), the System will close the session and automatically cancel quotes and orders. The Exchange shall determine the appropriate period of ("xx" seconds) and shall notify Members of the value of "xx" seconds via Regulatory Circular. In no event shall "xx" be less than one (1) second or greater than ten (10) seconds.



(2) **Financial Information eXchange (“FIX”) Protocol**. When a Loss of Communication is detected on a FIX port the System will logoff the Member’s session and (i) cancel all eligible orders for the FIX session if instructed by the Member upon login, or (ii) cancel all eligible orders identified by the Member. Following a disconnection, a reconnection will not be permitted for a certain period of time (“yy” seconds). The Exchange shall determine the appropriate period of (“yy” seconds) and shall notify Members of the value of “yy” seconds via Regulatory Circular. In no event shall “yy” be less than one (1) second or greater than ten (10) seconds.

(d) **Detection of Unresponsive System Interface**. A Member may request that the Help Desk enable the cancel on disconnect feature for a FIX session on their behalf. When the System detects an unresponsive FIX Interface due to a System issue, the System will cancel all open orders for that Interface session.

Interpretations and Policies:

.01 Reserved

.02 For purposes of this Rule 519C:

(i) A “Heartbeat” message is a communication which acts as a virtual pulse between the Exchange System and the Member’s system. The Heartbeat message sent by the Member and received by the Exchange allows the Exchange to continually monitor its connection with the Member.

(ii) “Loss of Communication”

Is determined on an MEO port by (a) the lack of a certain number of Heartbeats and/or Heartbeat responses as determined by the Exchange and communicated to Members via Regulatory Circular, or (b) the lack of data transmission from the Member within “xx” seconds.

Is determined on a FIX port by the lack of a certain number of Heartbeats and/or Heartbeat responses as determined by the Exchange and communicated to Members via Regulatory Circular, within a certain time period as specified by the Member upon login.

[Adopted: December 13, 2016; amended February 6, 2017 (SR-PEARL-2017-03); amended June 5, 2017 (SR-PEARL-2017-21); amended January 16, 2018 (SR-PEARL-2017-38); amended March 29, 2021 (SR-PEARL-2021-05; amended December 8, 2022, operative January 9, 2023 (SR-PEARL-2022-57)]

Rule 520. Limitations on Orders

(a) [Reserved]

(b) **Principal Transactions**. Electronic Exchange Members may not execute as principal orders they represent as agent unless (i) agency orders are first exposed on the Exchange for at least one (1) second, or (ii) the Electronic Exchange Member has been bidding or offering on the Exchange for at least one (1) second prior to receiving an agency order that is executable against such bid or offer.

(c) **Solicitation Orders**. Electronic Exchange Members may not execute orders they represent as agent on the Exchange against orders solicited from Members and non-member broker-dealers to transact with such orders unless the unsolicited order is first exposed on the Exchange for at least one (1) second.

(d) **Orders for the Account of Another Member**. Electronic Exchange Members shall not cause the entry of orders for the account of a MIAX Pearl Market Maker that is exempt from the provisions of Regulation T of the Board of



Governors of the Federal Reserve System pursuant to Section 7 of the Exchange Act unless such orders are identified as orders for the account of a MIAX Pearl Market Maker in the manner prescribed by the Exchange.

Interpretations and Policies:

.01 Rule 520(b) prevents an Electronic Exchange Member from executing agency orders to increase its economic gain from trading against the order without first giving other trading interest on the Exchange an opportunity to either trade with the agency order or to trade at the execution price when the Member was already bidding or offering on the Book. However, the Exchange recognizes that it may be possible for an Electronic Exchange Member to establish a relationship with a customer or other person (including affiliates) to deny agency orders the opportunity to interact on the Exchange and to realize similar economic benefits as it would achieve by executing agency orders as principal. It will be a violation of Rule 520(b) for an Electronic Exchange Member to be a party to any arrangement designed to circumvent Rule 520(b) by providing an opportunity for a customer or other person (including affiliates) to regularly execute against agency orders handled by the Electronic Exchange Member immediately upon their entry into the System.

.02 It will be a violation of Rule 520(c) for an Electronic Exchange Member to cause the execution of an order it represents as agent on the Exchange by orders it solicited from Members and non-member broker-dealers to transact with such orders, whether such solicited orders are entered into the System directly by the Electronic Exchange Member or by the solicited party (either directly or through another Member), if the Member fails to expose orders on the Exchange as required by Rule 520(c).

.03 For purposes of paragraphs (b) and (c) above, orders subject to the Managed Interest Process described in Rule 515(d) and Market Maker orders and quotes displayed at a price other than their limit price or quote price as described in Rule 515(d), and Post-Only Orders subject to the POP Process described in Rule 515(g) are not deemed "exposed" on the Exchange.

[Adopted: December 13, 2016]

Rule 521. Nullification and Adjustment of Options Transactions Including Obvious Errors

The Exchange may nullify a transaction or adjust the execution price of a transaction in accordance with this Rule. However, the determination as to whether a trade was executed at an erroneous price may be made by mutual agreement of the affected parties to a particular transaction. A trade may be nullified or adjusted on the terms that all parties to a particular transaction agree, provided, however, that such agreement to nullify or adjust must be conveyed to the Exchange in a manner prescribed by the Exchange prior to 8:30 a.m. Eastern Time on the first trading day following the execution. It is considered conduct inconsistent with just and equitable principles of trade for any Member to use the mutual adjustment process to circumvent any applicable Exchange Rule, the Exchange Act or any of the rules and regulations thereunder.

(a) **Definitions**.

(1) **Customer.** For purposes of this Rule, the term "Customer" means a Priority Customer as defined in Rule 100.

(2) **Erroneous Sell/Buy Transaction.** For purposes of this Rule, an "erroneous sell transaction" is one in which the price received by the person selling the option is erroneously low, and an "erroneous buy transaction" is one in which the price paid by the person purchasing the option is erroneously high.



(3) **Official.** For purposes of this Rule, an "Official" is an Officer of the Exchange or such other employee designee of the Exchange that is trained in the application of this Rule.

(4) **Size Adjustment Modifier.** For purposes of this Rule, the Size Adjustment Modifier will be applied to individual transactions as follows:

Number of Contracts per Execution	Adjustment – Theoretical Price Plus/Minus
1-50	N/A
51-250	2 times adjustment amount
251-1000	2.5 times adjustment amount
1001 or more	3 times adjustment amount

(b) **Theoretical Price.** Upon receipt of an obvious or catastrophic error notification (as described below) and prior to any review of a transaction execution price, the "Theoretical Price" for the option must be determined. For purposes of this Rule, if the applicable option series is traded on at least one other options exchange, then the Theoretical Price of an option series is the last NBB just prior to the trade in question with respect to an erroneous sell transaction or the last NBO just prior to the trade in question with respect to an erroneous buy transaction unless one of the exceptions in subparagraphs (b)(1) through (3) below exists. For purposes of this provision, when a single order received by the Exchange is executed at multiple price levels, the last NBB and last NBO just prior to the trade in question would be the last NBB and last NBO just prior to the Exchange's receipt of the order. The Exchange will rely on this paragraph (b) and Interpretation and Policy .03 of this Rule when determining Theoretical Price.

(1) **Transactions at the Open.** For a transaction occurring as part of the Opening Process (as described in Rule 503) the Exchange will determine the Theoretical Price if there is no NBB or NBO for the affected series just prior to the erroneous transaction or if the bid/ask differential of the NBB and NBO just prior to the erroneous transaction is equal to or greater than the Minimum Amount set forth in the chart contained in subparagraph (b)(3) below. If the bid/ask differential is less than the Minimum Amount, the Theoretical Price is the NBB or NBO just prior to the erroneous transaction.

(2) **No Valid Quotes.** The Exchange will determine the Theoretical Price if there are no quotes or no valid quotes for comparison purposes. Quotes that are not valid are:

(A) all quotes in the applicable option series published at a time where the last NBB is higher than the last NBO in such series (a "crossed market");

(B) quotes published by the Exchange that were submitted by either party to the transaction in question;

(C) quotes published by another options exchange if either party to the transaction in question submitted the quotes in the series representing such options exchange's best bid or offer, provided that the Exchange will only consider quotes invalid on other options exchanges in up to twenty-five (25) total options series that the party identifies to the Exchange the quotes which were submitted by such party and published by other options exchanges; and

(D) quotes published by another options exchange against which the Exchange has declared self-help.



(3) **Wide Quotes.** (A) The Exchange will determine the Theoretical Price if the bid/ask differential of the NBB and NBO for the affected series just prior to the erroneous transaction was equal to or greater than the Minimum Amount set forth below and there was a bid/ask differential less than the Minimum Amount during the 10 seconds prior to the transaction. If there was no bid/ask differential less than the Minimum Amount during the 10 seconds prior to the transaction then the Theoretical Price of an option series is the last NBB or NBO just prior to the transaction in question, as set forth in paragraph (b) above.

Bid Price at Time of Trade	Minimum Amount
Below $2.00	$0.75
$2.00 to $5.00	$1.25
Above $5.00 to $10.00	$1.50
Above $10.00 to $20.00	$2.50
Above $20.00 to $50.00	$3.00
Above $50.00 to $100.00	$4.50
Above $100.00	$6.00

(B) Customer Transactions Occurring Within 10 Seconds or Less After an Opening or Re-Opening:

(i) The Exchange will determine the Theoretical Price if the bid/ask differential of the NBB and NBO for the affected series just prior to the Customer's erroneous transaction was equal to or greater than the Minimum Amount set forth in paragraph A above and there was a bid/ask differential less than the Minimum Amount during the 10 seconds prior to the transaction.

(ii) If there was no bid/ask differential less than the Minimum Amount during the 10 seconds prior to the transaction, then the Exchange will determine the Theoretical Price if the bid/ask differential of the NBB and NBO for the affected series just prior to the Customer's erroneous transaction was equal to or greater than the Minimum Amount set forth in paragraph A above and there was a bid/ask differential less than the Minimum Amount anytime during the 10 seconds after an opening or re-opening.

(iii) If there was no bid/ask differential less than the Minimum Amount during the 10 seconds following an Opening or Re-Opening, then the Theoretical Price of an option series is the last NBB or NBO just prior to the Customer transaction in question, as set forth in paragraph (b) above.

(iv) Customer transactions occurring more than 10 seconds after an opening or re-opening are subject to paragraph A above.

(c) **Obvious Errors.**

(1) **Definition.** For purposes of this Rule, an Obvious Error will be deemed to have occurred when the Exchange receives a properly submitted obvious or catastrophic error notification (as defined below) where the execution price of a transaction is higher or lower than the Theoretical Price for the series by an amount equal to at least the amount shown below:



Theoretical Price	Minimum Amount
Below $2.00	$0.25
$2.00 to $5.00	$0.40
Above $5.00 to $10.00	$0.50
Above $10.00 to $20.00	$0.80
Above $20.00 to $50.00	$1.00
Above $50.00 to $100.00	$1.50
Above $100.00	$2.00

(2) **Time Deadline.** A party that believes that it participated in a transaction that was the result of an Obvious Error must submit a notification to MIAX Pearl Regulatory Control ("MRC") (an "obvious error notification") in the manner specified from time to time by the Exchange in a circular distributed to Members. The obvious error notification must be received by MRC within the timeframes specified below:

(A) **Customer Orders**. For an execution of a Customer order, an obvious error notification must be received by MRC within thirty (30) minutes of the execution, subject to subparagraph (C) below; and

(B) **"Non-Customer" Orders.** For an execution of any order other than a Customer order, an obvious error notification must be received by MRC within fifteen (15) minutes of the execution, subject to subparagraph (C) below.

(C) **Linkage Trades**. Any other options exchange will have a total of forty-five (45) minutes for Customer orders and thirty (30) minutes for non-Customer orders, measured from the time of execution on the Exchange, to submit an obvious error notification to MRC for review of transactions routed to the Exchange from that options exchange and executed on the Exchange pursuant to the Options Order Protection and Locked/Crossed Market Plan ("Linkage Trades"). This includes obvious error notifications on behalf of another options exchange submitted by a third-party routing broker if such third-party broker identifies the affected transactions as Linkage Trades. In order to facilitate timely reviews of Linkage Trades the Exchange will accept obvious error notifications from either the other options exchange or, if applicable, the third-party routing broker that routed the affected order(s). The additional fifteen (15) minutes provided with respect to Linkage Trades shall only apply to the extent the options exchange that originally received and routed the order to the Exchange itself received a timely obvious error notification from the entering participant (i.e., within 30 minutes if a Customer order or 15 minutes if a non-Customer order).

(3) **Official Acting on Own Motion.** An Official may review a transaction believed to be erroneous on his/her own motion in the interest of maintaining a fair and orderly market and for the protection of investors. A transaction reviewed pursuant to this paragraph may be nullified or adjusted only if it is determined by the Official that the transaction is erroneous in accordance with the provisions of this Rule, provided that the time deadlines of subparagraph (c)(2) above shall not apply. The Official shall act as soon as possible after becoming aware of the transaction, and ordinarily would be expected to act on the same day that the transaction occurred. In no event shall the Official act later than 8:30 a.m. Eastern Time on the next trading day following the date of the affected transaction. A party affected by a determination to nullify or adjust a transaction pursuant to this provision may appeal such determination in accordance with paragraph (l) below; however, a determination by an Official not to review a transaction or a determination not to nullify or adjust a transaction for which a review was conducted on an Official's own motion is not appealable. If a transaction is reviewed and a determination is rendered pursuant to another provision of this Rule, no additional relief may be granted under this provision.



(4) **Adjust or Bust.** If it is determined that an Obvious Error has occurred, the Exchange shall take one of the actions listed below. Upon taking final action, the Exchange shall promptly notify both parties to the trade electronically or via telephone.

(A) **Non-Customer Transactions**. Where neither party to the transaction is a Customer, the execution price of the transaction will be adjusted by the Official pursuant to the table below. Any non-Customer Obvious Error exceeding 50 contracts will be subject to the Size Adjustment Modifier defined in subparagraph (a)(4) above.

Theoretical Price (TP)	Buy Transaction Adjustment – TP Plus	Sell Transaction Adjustment – TP Minus
Below $3.00	$0.15	$0.15
At or above $3.00	$0.30	$0.30

(B) **Customer Transactions**. Where at least one party to the Obvious Error is a Customer, the execution price of the transaction will be adjusted by the Official pursuant to the table immediately above. Any Customer Obvious Error exceeding 50 contracts will be subject to the Size Adjustment Modifier defined in subparagraph (a)(4) above. However, if such adjustment(s) would result in an execution price higher (for buy transactions) or lower (for sell transactions) than the Customer's limit price, the trade will be nullified, subject to subparagraph (C) below.

(C) If any Member submits an obvious error notification pursuant to this Rule, and in the aggregate that Member has 200 or more Customer transactions under review concurrently and the orders resulting in such transactions were submitted during the course of 2 minutes or less, where at least one party to the Obvious Error is a non-Customer, the Exchange will apply the non-Customer adjustment criteria set forth in subparagraph (A) above to such transactions.

(d) **Catastrophic Errors.**

(1) **Definition.** For purposes of this Rule, a Catastrophic Error will be deemed to have occurred when the execution price of a transaction is higher or lower than the Theoretical Price for the series by an amount equal to at least the amount shown below:

Theoretical Price	Minimum Amount
Below $2.00	$0.50
$2.00 to $5.00	$1.00
Above $5.00 to $10.00	$1.50
Above $10.00 to $20.00	$2.00
Above $20.00 to $50.00	$2.50
Above $50.00 to $100.00	$3.00
Above $100.00	$4.00

(2) **Time Deadline.** A party that believes that it participated in a transaction that was the result of a Catastrophic Error must submit a notification (a "catastrophic error notification") to MRC in the manner specified from time to time on the Exchange's website. Such catastrophic error notification must be received by MRC by 8:30 a.m. Eastern Time on the first trading day following the execution. For transactions in an expiring options series that take place on an expiration day, a party must submit a catastrophic error notification to MRC within 45 minutes after the close of trading that same day.



(3) **Adjust or Bust.** If it is determined that a Catastrophic Error has occurred, the Exchange shall take action as set forth below. Upon taking final action, the Exchange shall promptly notify both parties to the trade electronically or via telephone. In the event of a Catastrophic Error, the execution price of the affected transaction will be adjusted by the Official pursuant to the table below. Any Customer order subject to this subparagraph will be nullified if the adjustment would result in an execution price higher (for buy transactions) or lower (for sell transactions) than the Customer's limit price.

Theoretical Price (TP)	Buy Transaction Adjustment – TP Plus	Sell Transaction Adjustment – TP Minus
Below $2.00	$0.50	$0.50
$2.00 to $5.00	$1.00	$1.00
Above $5.00 to $10.00	$1.50	$1.50
Above $10.00 to $20.00	$2.00	$2.00
Above $20.00 to $50.00	$2.50	$2.50
Above $50.00 to $100.00	$3.00	$3.00
Above $100.00	$4.00	$4.00

(e) **Significant Market Events.**

(1) **Definition.** For purposes of this Rule, a Significant Market Event will be deemed to have occurred when: criterion (A) below is met or exceeded, or the sum of all applicable event statistics, where each is expressed as a percentage of the relevant threshold in criteria (A) through (D) below, is greater than or equal to 150% and 75% or more of at least one category is reached, provided that no single category can contribute more than 100% to the sum and any category contributing more than 100% will be rounded down to 100%. All criteria set forth below will be measured in aggregate across all exchanges.

(A) Transactions that are potentially erroneous would result in a total Worst-Case Adjustment Penalty of $30,000,000, where the Worst-Case Adjustment Penalty is computed as the sum across all potentially erroneous trades, of:

(i) $0.30 (i.e., the largest Transaction Adjustment value listed in subparagraph (e)(3)(A) below); times

(ii) the contract multiplier for each traded contract; times

(iii) the number of contracts for each trade; times

(iv) the appropriate Size Adjustment Modifier for each trade, if any, as defined in subparagraph (e)(3)(A) below.

(B) Transactions involving 500,000 options contracts are potentially erroneous;

(C) Transactions with a notional value (i.e., number of contracts traded multiplied by the option premium multiplied by the contract multiplier) of $100,000,000 are potentially erroneous;

(D) 10,000 transactions are potentially erroneous.

(2) **Coordination with Other Options Exchanges.** To ensure consistent application across options exchanges, in the event of a suspected Significant Market Event, the Exchange shall initiate a coordinated review of



potentially erroneous transactions with all other affected options exchanges to determine the full scope of the event. When this paragraph is invoked, the Exchange will promptly coordinate with the other options exchanges to determine the appropriate review period as well as select one or more specific points in time prior to the transactions in question and use one or more specific points in time to determine Theoretical Price. Other than the selected points in time, if applicable, the Exchange will determine Theoretical Price in accordance with paragraph (b) above.

(3) **Adjust or Bust.** If it is determined that a Significant Market Event has occurred then, using the parameters agreed as set forth in subparagraph (e)(2) above, if applicable, an Official will determine whether any or all transactions under review qualify as Obvious Errors. The Exchange shall take one of the actions listed below with respect to all transactions that qualify as Obvious Errors pursuant to subparagraph (c)(1) above. Upon taking final action, the Exchange shall promptly notify both parties to the trade electronically or via telephone.

(A) The execution price of each affected transaction will be adjusted by an Official to the price provided below unless both parties agree to adjust the transaction to a different price or agree to nullify the transaction. In the context of a Significant Market Event, any error exceeding 50 contracts will be subject to the Size Adjustment Modifier defined in subparagraph (a)(4) above.

Theoretical Price (TP)	Buy Transaction Adjustment – TP Plus	Sell Transaction Adjustment – TP Minus
Below $3.00	$0.15	$0.15
At or above $3.00	$0.30	$0.30

(B) Where at least one party to the transaction is a Customer, the trade will be nullified if the adjustment would result in an execution price higher (for buy transactions) or lower (for sell transactions) than the Customer's limit price.

(4) **Nullification of Transactions.** If the Exchange, in consultation with other options exchanges, determines that timely adjustment is not feasible due to the extraordinary nature of the situation, then the Exchange will nullify some or all transactions arising out of the Significant Market Event during the review period selected by the Exchange and other options exchanges consistent with this paragraph. To the extent the Exchange, in consultation with other options exchanges, determines to nullify less than all transactions arising out of the Significant Market Event, those transactions subject to nullification will be selected based upon objective criteria with a view toward maintaining a fair and orderly market and the protection of investors and the public interest.

(5) **Final Rulings.** With respect to rulings made pursuant to this paragraph, the number of affected transactions is such that immediate finality is necessary to maintain a fair and orderly market and to protect investors and the public interest. Accordingly, rulings by the Exchange pursuant to this paragraph are non-appealable.

(f) **Trading Halts.** The Exchange shall nullify any transaction that occurs during a trading halt in the affected option on the Exchange or, respecting equity options (including options overlying ETFs), when the trade occurred during a regulatory halt as declared by the primary market for the underlying security pursuant to Exchange Rule 504.

(g) **Erroneous Print in Underlying.** A trade resulting from an erroneous print(s) disseminated by the underlying market that is later nullified by that underlying market shall be adjusted or nullified as set forth in subparagraph (c)(4) of this Rule, provided a party submits an obvious or catastrophic error notification to MRC in a timely manner as set forth below. For purposes of this paragraph, a trade resulting from an erroneous print(s) shall mean any options trade executed during a period of time for which one or more executions in the underlying security are nullified, and for one second thereafter. If a party believes that it participated in an erroneous transaction resulting from an erroneous print(s) pursuant to this paragraph it must submit an obvious error notification to MRC within the timeframes set forth in subparagraph (c)(2) above, with the allowed notification timeframe commencing at the time of notification by the



underlying market(s) of nullification of transactions in the underlying security. If multiple underlying markets nullify trades in the underlying security, the allowed notification timeframe will commence at the time of the first market's notification.

(h) **Erroneous Quote in Underlying.** A trade resulting from an erroneous quote(s) in the underlying security shall be adjusted or nullified as set forth in subparagraph (c)(4) of this Rule, provided a party submits an obvious or catastrophic error notification to MRC in a timely manner as set forth below. An erroneous quote occurs when the underlying security has a bid/ask differential of at least $1.00 and has a bid/ask differential at least five times greater than the average bid/ask differential for such underlying security during the time period encompassing two minutes before and after the dissemination of such quote. For purposes of this paragraph, the average bid/ask differential shall be determined by adding the bid/ask differentials of sample quotes at regular 15-second intervals during the four-minute time period referenced above (excluding the quote(s) in question) and dividing by the number of quotes during such time period (excluding the quote(s) in question). If a party believes that it participated in an erroneous transaction resulting from an erroneous quote(s) pursuant to this paragraph it must notify MRC in accordance with subparagraph (c)(2) above.

(i) **Stop (and Stop-Limit) Order Trades Elected by Erroneous Trades.** Transactions resulting from the election of a stop or stop-limit order by an erroneous trade in an option contract shall be nullified by the Exchange, provided a party submits an obvious or catastrophic error notification to MRC within the timeframes required by this Rule. If a party believes that it participated in an erroneous transaction pursuant to this paragraph it must submit an obvious or catastrophic error notification to MRC within the timeframes set forth in subparagraph (c)(2) above. The notification timeframe will commence at the time of the Exchange's receipt of notification of the nullification of transaction(s) that elected the stop or stop-limit order.

(j) **Linkage Trades.** If the Exchange routes an order pursuant to the Options Order Protection and Locked/Crossed Market Plan (as defined in Exchange Rule 1400(o)) that results in a Linkage Trade on another options exchange and such options exchange subsequently nullifies or adjusts the Linkage Trade pursuant to its rules, the Exchange will perform all actions necessary to complete the nullification or adjustment of the Linkage Trade.

(k) **Verifiable Disruptions or Malfunctions of Exchange Systems**. Absent mutual agreement, parties to a trade may have a trade nullified or its price adjusted if any such party makes a documented request within the time specified in subparagraph (c)(2) above, and one of the conditions below is met:

(1) The trade resulted from a verifiable disruption or malfunction of an Exchange execution, dissemination, or communication system that caused a quote/order to trade in excess of its disseminated size (e.g. a quote/order that is frozen, because of an Exchange System error, and repeatedly traded) in which case trades in excess of the disseminated size may be nullified; or

(2) The trade resulted from a verifiable disruption or malfunction of an Exchange dissemination or communication system that prevented a Member from updating or canceling a quote/order for which the Member is responsible where there is Exchange documentation providing that the Member sought to update or cancel the quote/order.

(l) **Appeal.** If an affected party appeals an Official decision under this Rule (an "appeal") within the time permitted, the Chief Regulatory Officer ("CRO") or his/her designee will review such decision. An appeal under this Rule must be submitted in writing via email or other electronic means (as specified from time to time by the Exchange via Regulatory Circular) within thirty minutes after a party receives official notification of a final determination made by an Official under this Rule. The CRO or his/her designee shall review the facts and render a decision as soon as practicable, but generally on the same trading day as the execution(s) under review. Decisions respecting appeals



that are received after 3:00 p.m. Eastern Time will be rendered as soon as practicable, but in no event later than the trading day following the date of the execution under review.

(1) **Absence of the CRO.** In the absence of the CRO, a designee of the CRO will be appointed to act in this capacity.

(2) **Appeal Fee**. A Member that submits an appeal seeking the review of an Official ruling shall be assessed a fee of $500.00 for each Official ruling to be reviewed that is sustained and not overturned or modified by the CRO or his/her designee. In addition, in instances where the Exchange, on behalf of a Member, requests a determination by another market center that a transaction is clearly erroneous, the Exchange will pass any resulting charges through to the relevant Member.

(3) **Authority of the CRO**. Decisions of the CRO or his/her designee concerning

(i) the review on appeal of Official rulings relating to the nullification or adjustment of transactions, and

(ii) initial requests for relief,

shall be final and may not be appealed to the Exchange's Board.

(4) Any determination by an Officer or by the CRO or his/her designee shall be rendered without prejudice as to the rights of the parties to the transaction to submit their dispute to arbitration.

Interpretations and Policies:

.01 **Limit Up-Limit Down State.** An execution will not be subject to review as an Obvious Error or Catastrophic Error pursuant to paragraph (c) or (d) of this Rule if it occurred while the underlying security was in a "Limit State" or "Straddle State," as defined in the Regulation NMS Plan to Address Extraordinary Market Volatility (the "Limit Up-Limit Down Plan" or the "Plan". Nothing in this provision shall prevent such execution from being reviewed on an Official's own motion pursuant to subparagraph (c)(3) of this Rule, or a bust or adjust pursuant to paragraphs (e) through (k) of this Rule.

.02 For purposes of this Rule, to the extent the provisions of this Rule would result in the Exchange applying an adjustment of an erroneous sell transaction to a price lower than the execution price or an erroneous buy transaction to a price higher than the execution price, the Exchange will not adjust or nullify the transaction, but rather, the execution price will stand.

.03 **Exchange Determining Theoretical Price.** For purposes of this Rule, when the Exchange must determine Theoretical Price pursuant to sub-paragraphs (b)(1)-(3) of this Rule (i.e., at the open, when there are no valid quotes or when there is a wide quote), then the Exchange will determine Theoretical Price as follows.

(a) The Exchange will request Theoretical Price from the third party vendor defined in paragraph (d) below ("TP Provider") to which the Exchange and all other options exchanges have subscribed. The Exchange will apply the Theoretical Price provided by the TP Provider, except as otherwise described below.

(b) To the extent an Official of the Exchange believes that the Theoretical Price provided by the TP Provider is fundamentally incorrect and cannot be used consistent with the maintenance of a fair and orderly market, the Official shall contact the TP Provider to notify the TP Provider of the reason the Official believes such Theoretical Price is inaccurate and to request a review and correction of the calculated Theoretical Price. The Exchange shall also



promptly provide electronic notice to other options exchanges that the TP Provider has been contacted consistent with this paragraph and include a brief explanation of the reason for the request.

(c) An Official of the Exchange may determine the Theoretical Price if the TP Provider has experienced a systems issue that has rendered its services unavailable to accurately calculate Theoretical Price and such issue cannot be corrected in a timely manner.

(d) The current TP Provider to which the Exchange and all other options exchanges have subscribed is: CBOE Livevol, LLC. Neither the Exchange, the TP Provider, nor any affiliate of the TP Provider (the TP Provider and its affiliates are referred to collectively as the "TP Provider"), makes any warranty, express or implied, as to the results to be obtained by any person or entity from the use of the TP Provider pursuant to this Interpretation .03. The TP Provider does not guarantee the accuracy or completeness of the calculated Theoretical Price. The TP Provider disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to such Theoretical Price. Neither the Exchange nor the TP Provider shall have any liability for any damages, claims, losses (including any indirect or consequential losses), expenses, or delays, whether direct or indirect, foreseen or unforeseen, suffered by any person arising out of any circumstance or occurrence relating to the use of such Theoretical Price or arising out of any errors or delays in calculating such Theoretical Price.

[Adopted: December 13, 2016; amended September 1, 2017 (SR-PEARL-2017-33); amended April 5, 2019 (SR-PEARL-2019-14); amended October 16, 2019 (SR-PEARL-2019-32); amended December 19, 2019 (SR-PEARL-2019-35); amended February 7, 2022, implemented July 1, 2022 (SR-PEARL-2022-02)]

Rule 522. Price Binding Despite Erroneous Report

The price at which an order is executed shall be binding notwithstanding that an erroneous report in respect thereto may have been rendered, or no report rendered. A report shall not be binding if an order was not actually executed but was reported to have been executed.

[Adopted: December 13, 2016]

Rule 523. Authority to Take Action Under Emergency Conditions

(a) The Chairman of the Board, the President or such other person or persons as may be designated by the Board shall have the power to halt or suspend trading in some or all securities traded on the Exchange, to close some or all Exchange facilities, to determine the duration of any such halt, suspension or closing, to take one or more of the actions permitted to be taken by any person or body of the Exchange under Exchange Rules, or to take any other action deemed to be necessary or appropriate for the maintenance of a fair and orderly market or the protection of investors, or otherwise in the public interest, due to emergency conditions or extraordinary circumstances, such as (1) actual or threatened physical danger, severe climatic conditions, natural disaster, civil unrest, terrorism, acts of war, or loss or interruption of facilities utilized by the Exchange, or (2) a request by a governmental agency or official, or (3) a period of mourning or recognition for a person or event.

(b) The person taking the action shall notify the Board of actions taken pursuant to this Rule, except for a period of mourning or recognition for a person or event, as soon thereafter as is feasible.

[Adopted: December 13, 2016]



Rule 524. Reporting of Matched Trades to Clearing Corporation

On each business day at or prior to such time as may be prescribed by the Clearing Corporation, the Exchange shall furnish the Clearing Corporation a report of each Clearing Member's matched trades based on the trade information filed with the Exchange on that day. Only trades which have been matched in accordance with the provisions of these Rules shall be furnished by the Exchange to the Clearing Corporation, and the Exchange shall assume no responsibility with respect to any unmatched trade or for any delays or errors in the reporting to it of trade information. The Exchange may delegate its responsibility in respect of trade matching to the Clearing Corporation or other facility, in which case Clearing Members shall abide by the procedures established by the Clearing Corporation or other facility in the filing of trade information, the reconciliation of unmatched trades, and other actions pertinent to trade comparison.

Interpretations and Policies:

.01 Post-trade adjustments that do not affect the contractual terms of a trade are to be performed by the Member via an Exchange approved electronic interface communicated to Members via Regulatory Circular.

[Adopted: December 13, 2016; amended July 28, 2017 (SR-PEARL-2017-31)]

Rule 525. Limitation on Dealings

No Member shall bid, offer, purchase or write (sell) on the Exchange any security other than an option contract that is currently open for trading in accordance with the provisions of Chapter IV.

[Adopted: December 13, 2016]

Rule 526. Limitation on the Liability of Index Licensors for Options on Exchange-Traded Fund Shares

(a) The term "index licensor" as used in this Rule refers to any entity that grants the Exchange a license to use one or more indexes or portfolios in connection with the trading of options on Exchange-Traded Fund Shares (as defined in Rule 402(i)).

(b) No index licensor with respect to any index or portfolio underlying an option on Exchange-Traded Fund Shares traded on the Exchange makes any warranty, express or implied, as to the results to be obtained by any person or entity from the use of such index or portfolio, any opening, intra-day or closing value therefor, or any data included therein or relating thereto, in connection with the trading of any option contract on Exchange-Traded Fund Shares based thereon or for any other purpose. The index licensor shall obtain information for inclusion in, or for use in the calculation of, such index or portfolio from sources it believes to be reliable, but the index licensor does not guarantee the accuracy or completeness of such index or portfolio, any opening, intra-day or closing value therefor, or any data included therein or related thereto. The index licensor hereby disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to any such index or portfolio, any opening, intra-day or closing value therefor, any data included therein or relating thereto, or any option contract on Exchange-Traded Fund Shares based thereon. The index licensor shall have no liability for any damages, claims, losses (including any indirect or consequential losses), expenses or delays, whether direct or indirect, foreseen or unforeseen, suffered by any person arising out of any circumstance or occurrence relating to the person's use of such index or portfolio, any opening, intra-day or closing value therefor, any data included therein or relating thereto, or any option contract on Exchange-Traded Fund Shares based thereon, or arising out of any errors or delays in calculating or disseminating such index or portfolio.



[Adopted: December 13, 2016]

Rule 527. Exchange Liability

(a) Except to the extent provided in paragraph (b) of this Rule, and except as otherwise expressly provided in the Rules, neither the Exchange nor its directors, officers, committee members, limited liability company members, employees or agents shall be liable to Members or to persons associated therewith for any loss, expense, damages or claims that arise out of the use or enjoyment of the facilities or services afforded by the Exchange, any interruption in or failure or unavailability of any such facilities or services, or any action taken or omitted to be taken in respect to the business of the Exchange except to the extent such loss, expense, damages or claims are attributable to the willful misconduct, gross negligence, bad faith or fraudulent or criminal acts of the Exchange or its officers, employees or agents acting within the scope of their authority. Without limiting the generality of the foregoing and subject to the same exception, the Exchange shall have no liability to any person for any loss, expense, damages or claims that result from any error, omission or delay in calculating or disseminating any current or closing index value, any current or closing value of interest rate options, or any reports of transactions in or quotations for options or other securities, including underlying securities. The Exchange makes no warranty, express or implied, as to results to be obtained by any person or entity from the use of any data transmitted or disseminated by or on behalf of the Exchange or any reporting authority designated by the Exchange, including but not limited to reports of transactions in or quotations for securities traded on the Exchange or underlying securities, or reports of interest rate measures or index values or related data, and the Exchange makes no express or implied warranties of merchantability or fitness for a particular purpose or use with respect to any such data. The foregoing limitations of liability and disclaimers shall be in addition to, and not in limitation of, the provisions of the Exchange's By-Laws.

(b) Whenever custody of an unexecuted order or quote is transmitted by a Member to or through the Exchange's System or to any other automated facility of the Exchange whereby the Exchange assumes responsibility for the transmission or execution of the order or quote, provided that the Exchange has acknowledged receipt of such order or quote, the Exchange's liability for the negligent acts or omissions of its employees or for the failure of its Systems or facilities shall not exceed the limits provided in this paragraph (b), and no assets of the Exchange shall be applied or shall be subject to such liability in excess of the following limits:

(1) As to any one or more claims made by a single Member growing out of the use or enjoyment of the facilities afforded by the Exchange on a single trading day, the Exchange shall not be liable in excess of the larger of $100,000 or the amount of any recovery obtained by the Exchange under any applicable insurance maintained by the Exchange;

(2) As to the aggregate of all claims made by all Members growing out of the use or enjoyment of the facilities afforded by the Exchange on a single trading day, the Exchange shall not be liable in excess of the larger of $250,000 or the amount of the recovery obtained by the Exchange under any applicable insurance maintained by the Exchange;

(3) As to the aggregate of all claims made by all Members growing out of the use or enjoyment of the facilities afforded by the Exchange during a single calendar month, the Exchange shall not be liable in excess of the larger of $500,000 or the amount of the recovery obtained by the Exchange under any applicable insurance maintained by the Exchange.

(c) If all of the claims arising out of the use or enjoyment of the facilities afforded by the Exchange cannot be fully satisfied because in the aggregate they exceed the applicable maximum amount of liability provided for in paragraph (b) above, then such maximum amount shall be allocated among all such claims arising on a single trading day or during a single calendar month, as applicable, written notice of which has been given to the Exchange no later than the opening of trading on the next business day following the day on which the use or enjoyment of Exchange facilities giving rise to the claim occurred, based upon the proportion that each such claim bears to the sum of all such claims.



[Adopted: December 13, 2016]

Rule 528. Legal Proceedings Against the Exchange and its Directors, Officers, Employees, Contractors or Agents

No Member or person associated with a Member shall institute a lawsuit or other legal proceeding against the Exchange or any director, officer, limited liability company member, employee, contractor, agent or other official of the Exchange or any subsidiary of the Exchange, for actions taken or omitted to be taken in connection with the official business of the Exchange or any subsidiary, except to the extent such actions or omissions constitute violations of the federal securities laws for which a private right of action exists. This provision shall not apply to appeals of disciplinary actions or other actions by the Exchange as provided for in the Rules.

[Adopted: December 13, 2016]

Rule 529. Order Routing to Other Exchanges

The Exchange may automatically route orders to other exchanges under certain circumstances as described below and elsewhere in these Rules ("Routing Services"). In connection with such services, the following shall apply:

(a) Routing Services will be provided in conjunction with one or more routing brokers that are not affiliated with the Exchange. For each routing broker used by the Exchange, an agreement will be in place between the Exchange and the routing broker that will, among other things, restrict the use of any confidential and proprietary information that the routing broker receives to legitimate business purposes necessary for routing orders at the direction of the Exchange.

(1) The Exchange shall establish and maintain procedures and internal controls reasonably designed to adequately restrict the flow of confidential and proprietary information between the Exchange and the routing broker, and any other entity, including any affiliate of the routing broker, and, if the routing broker or any of its affiliates engages in any other business activities other than providing routing services to the Exchange, between the segment of the routing broker or affiliate that provides the other business activities and the segment of the routing broker that provides the Routing Services.

(2) The Exchange may not use a routing broker for which the Exchange or any affiliate of the Exchange is the designated examining authority.

(3) The Exchange will provide its Routing Services in compliance with the provisions of the Exchange Act and the rules thereunder, including, but not limited to, the requirements in Section 6(b)(4) and (5) of the Exchange Act that the rules of a national securities exchange provide for the equitable allocation of reasonable dues, fees and other charges among its Members and other persons using its facilities, and not be designed to permit unfair discrimination between customers, issuers, brokers or dealers.

(4) For all Routing Services, the Exchange will determine the logic that provides when, how, and where orders are routed away to other exchanges.

(5) The routing broker will receive routing instructions from the Exchange, to route orders to other exchanges and report such executions back to the Exchange. The routing broker cannot change the terms of an order or the routing instructions, nor does the routing broker have any discretion about where to route an order.



(6) Any bid or offer entered on the Exchange routed to another exchange through a routing broker that results in an execution shall be binding on the Member that entered such bid/offer.

(b) **Route Mechanism.**

(1) **General**. The Route Mechanism described in this Section (b) will be used after the Exchange's Opening Process under Rule 503 has been completed. Routing will be used when an Eligible Order is received and/or reevaluated that is both routable and marketable against the opposite side ABBO upon receipt and the Exchange's disseminated market is not equal to the opposite side ABBO, or is equal to the opposite side ABBO and of insufficient size to satisfy the order. The term Eligible Order will be used in the following paragraphs to refer to the Eligible Order being handled by the Route Mechanism. Eligible Orders are defined as: all Public Customer Orders received via the FIX Interface other than Intermarket Sweep Order ("ISO"), as defined in Rule 516(f), Do Not Route ("DNR") orders as defined in Rule 516(g) and Post-Only Orders as defined in Rule 516(j), all of which are not eligible to be routed. Orders received via the MEO Interface will not be routed and will be handled as set forth in Rule 515. Eligible Orders resting on the Book may be routed with an incoming Eligible Order that has initiated a Route Mechanism.

(2) **Routing Mechanism**.

(i) An Eligible Order may be routed if the displayed NBBO was locked or crossed upon receipt of the Eligible Order. If at the time of receipt of the Eligible Order, the opposite side ABBO is also locking or crossing the same side PBBO, the System will immediately route the Eligible Order, together with any routable interest resting on the same side PBBO, to the opposite side ABBO. The Eligible Order and any routable resting interest will be processed in the order in which they were received.

(ii) The System will route ISOs representing Eligible Orders to away markets disseminating prices better than the Exchange's disseminated market. The routed order will be priced at the ABBO with a size equal to each ABBO exchange's disseminated size. If there are still additional contracts to be executed from the Eligible Order after the order has been routed to all away markets disseminating the ABBO for the away markets' full size, the System will handle remaining contracts from the Eligible Order in accordance with the provisions of Exchange Rule 515.

[Adopted: December 13, 2016; amended April 3, 2017 (SR-PEARL-2017-11)]

Rule 530. Limit Up-Limit Down

This Rule establishes procedures to address extraordinary volatility in NMS Stocks (as defined below) and outlines MIAX Pearl's Limit Up-Limit Down processing.

(a) **Definitions**. The capitalized terms in this Rule 530(a) and throughout the MIAX Pearl Rules shall have the same meaning as provided for in the Plan.

"**Eligible Reported Transactions**" shall have the meaning prescribed by the Operating Committee of the Plan (as defined below) and shall generally mean transactions that are eligible to update the last sale price of an NMS Stock.

"**Limit State**" shall have the meaning provided in Section VI of the Plan. When a National Best Bid is below the Lower Price Band calculated by the Processor (as defined below) for an NMS Stock or a National Best Offer is above the Upper Price Band calculated by the Processor for an NMS Stock, the Processor will disseminate such National Best Bid or National Best Offer with an appropriate flag identifying it as non-executable. When a National Best Offer is equal to the Lower Price Band or a National Best Bid is equal to the Upper Price Band for an NMS Stock, the Processor



will distribute such National Best Bid or National Best Offer with an appropriate flag identifying it as a "Limit State Quotation."

"**LULD Functionality**" shall mean the specific processing logic applied by the Exchange System to options traded on the Exchange when the underlying NMS Stock has entered into a Limit State or Straddle State. LULD Functionality remains in effect for the duration that the underlying NMS Stock is in a Limit State or a Straddle State.

"**Market Data Plan**" shall mean the effective national market system plans through which the Participants act jointly to disseminate consolidated information in compliance with Rule 603(b) of Regulation NMS under the Exchange Act.

"**Plan**" shall mean the Plan to Address Extraordinary Market Volatility Submitted to the SEC pursuant to Rule 608 of Regulation NMS under the Exchange Act, as amended from time to time in accordance with its provisions.

"**Primary Listing Exchange**" shall mean the Participant on which an NMS Stock is listed. If an NMS Stock is listed on more than one Participant, the Participant on which the NMS Stock has been listed the longest shall be the Primary Listing Exchange.

"Processor" shall mean the single plan processor responsible for the consolidation of information for an NMS Stock pursuant to Rule 603(b) of Regulation NMS under the Exchange Act.

"Participant" shall mean a party to the Plan.

"Regular Trading Hours" shall have the meaning provided in Rule 600(b)(88) of Regulation NMS under the Exchange Act. For purposes of the Plan, Regular Trading Hours can end earlier than 4:00 p.m. Eastern Time in the case of an early scheduled close.

"Regulatory Halt" shall have the meaning specified in the Market Data Plans.

"Straddle State" shall have the meaning provided in Section VII(A)(2) of the Plan. An NMS Stock is in a Straddle State when the National Best Bid (Offer) is below (above) the Lower (Upper) Price Band and the NMS Stock is not in a Limit State, and trading in that NMS Stock deviates from normal trading characteristics such that declaring a Trading Pause would support the Plan's goal to address extraordinary market volatility.

"**Trading Pause**" shall have the meaning provided in Section VII of the Plan. If trading for an NMS Stock does not exit a Limit State within 15 seconds of entry during Regular Trading Hours, then the Primary Listing Exchange will declare a Trading Pause for such NMS Stock and shall notify the Processor. The Primary Listing Exchange may also declare a Trading Pause for an NMS Stock when an NMS Stock is in a Straddle State.

(b) **General.** LULD Functionality becomes effective for an option traded on the Exchange when the underlying NMS Stock has entered into a Limit State or Straddle State. LULD Functionality remains in effect for the duration that the underlying NMS Stock is in a Limit State or a Straddle State. LULD Functionality modifies the normal operation of the Exchange System in ways identified by this Rule. LULD Functionality ends when the underlying NMS Stock is no longer in a Limit State or a Straddle State, or when a Trading Pause is declared by the Primary Listing Exchange.

(c) **Determining Straddle States and Limit States.** The Exchange shall use the SIP feed (CQS for Tape A and Tape B securities and UQDF for Tape C securities) to determine when an NMS Stock is in a Limit State or a Straddle State, and when such Limit State or Straddle State no longer exists.

(d) **Handling of Orders During Limit States and Straddle States.** Once an NMS Stock has entered either a Straddle State or Limit State:



(1) The Exchange will not open an affected option.

(2) After the opening, the Exchange will:

(i) reject all incoming market orders submitted into the Exchange System.

(ii) cancel all unexecuted market orders existing within the Exchange System, except that market orders to sell an option received when the national best bid is zero and the Exchange's disseminated offer is equal to or less than $0.10 that have been converted to limit orders to sell pursuant to Rule 519(a)(1) will not be cancelled by the Exchange's System.

(e) **Market-Wide Trading Halts.** The Exchange shall halt trading in all options whenever the equities markets initiate a market-wide trading halt commonly known as a circuit breaker in response to extraordinary market conditions.

(f) **Quoting Obligations During Limit States and Straddle States**

(1) Once an NMS Stock has entered either a Limit or Straddle State, the Exchange shall relieve Exchange Market Makers from the following quotation obligations for options on the affected underlying NMS Stock:

(i) the minimum size requirement set forth in Exchange Rule 605(a);

(ii) the requirement to submit two-sided quotes set forth in Exchange Rule 605(b); and

(iii) the continuous quoting obligation set forth in Exchange Rule 605(d).

(2) The relief described in subparagraphs (f)(1)(i)-(iii) above shall terminate when the Limit or Straddle State no longer exists in the affected NMS Stock.

(3) The provisions of Exchange Rule 514 concerning priority on the Exchange shall remain unchanged during periods of relief from quoting obligations pursuant to this Rule 530(f).

(g) **Systemic Changes During Limit States and Straddle States.** Once an NMS Stock has entered a Limit or Straddle State, the Exchange shall apply the following LULD Functionality for options on the affected underlying NMS Stock during the Opening Process.

(1) The Exchange's Opening Process (as described in Rule 503) shall be delayed for options overlying an NMS Stock that is in a Limit or Straddle State prior to the opening of trading such overlying options. The Opening Process shall begin in the affected overlying options when such Limit or Straddle State has ended and there is not a halt or Trading Pause in effect.

(2) Respecting options that are engaged in the Opening Process but for which trading has not begun, the Opening Process shall be terminated when the underlying NMS Stock is in a Limit or Straddle State. The Opening Process shall begin anew in the affected overlying options when such Limit or Straddle State has ended and there is not a halt or Trading Pause in effect.

(h) **Trading Pauses.** When an underlying NMS Stock is subject to a Trading Pause, the Exchange System will halt trading in options overlying the affected NMS Stock pursuant to Rule 504(c).



(i) **Opening after a Trading Pause.** After a Trading Pause, the Exchange System will open trading in the affected option pursuant to Rule 503. If trading has not resumed on the Primary Listing Exchange for the affected NMS Stock within ten minutes of receipt of the Trading Pause message by the Exchange, the Exchange may resume trading in options overlying such NMS Stock if at least one exchange has resumed trading in such NMS Stock.

(j) **Review of Erroneous Transactions Occurring During Limit States and Straddle States.** Once an NMS Stock has entered a Limit or Straddle State, the Exchange shall nullify a transaction in an option overlying such an NMS Stock as provided in this Rule.

(1) Absent Mutual Agreement as provided in paragraph (j)(2)(iii) below, parties to a trade may have a trade nullified if:

(i) any such party makes a documented request within the time specified in Rule 530(j)(2)(i)(A); and

(ii) one of the conditions below is met:

(A) The trade resulted from a verifiable disruption or malfunction of an Exchange execution, dissemination, or communication system that caused a quote/order to trade in excess of its disseminated size (e.g. a quote/order that is frozen, because of an Exchange System error, and repeatedly traded) in which case trades in excess of the disseminated size may be nullified; or

(B) The trade resulted from a verifiable disruption or malfunction of an Exchange dissemination or communication system that prevented a Member from updating or canceling a quote/order for which the Member is responsible where there is Exchange documentation providing that the Member sought to update or cancel the quote/order; or

(C) The trade resulted from an erroneous print disseminated by the underlying market which is later cancelled or corrected by the underlying market where such erroneous print resulted in a trade higher or lower than the average trade in the underlying security during the time period encompassing two minutes before and after the erroneous print, by an amount at least five times greater than the average quote width for such underlying security during the time period encompassing two minutes before and after the erroneous print. For purposes of this Rule, the average trade in the underlying security shall be determined by adding the prices of each trade during the four minute time period referenced above (excluding the trade in question) and dividing by the number of trades during such time period (excluding the trade in question); or

(D) The trade resulted from an erroneous quote in the primary market for the underlying security that has a width of at least $1.00 and that width is at least five times greater than the average quote width for such underlying security during the time period encompassing two minutes before and after the dissemination of such quote. For the purposes of this Rule, the average quote width shall be determined by adding the quote widths of sample quotations at regular 15-second intervals during the four minute time period referenced above (excluding the quote in question) and dividing by the number of quotes during such time period (excluding the quote in question);

(iii) **Mutual Agreement**. The determination as to whether a trade was automatically executed at an erroneous price may be made by mutual agreement of the affected parties to a particular transaction within the time periods specified in subparagraphs (j)(2)(i) or (j)(3) below. A trade may be nullified on the terms that all parties to a particular transaction agree. In the absence of mutual agreement by the parties, a particular trade may only be nullified as provided in this Rule.

(iv) **Trading Halts**. Trades on the Exchange will be nullified when:



(A) The trade occurred during a trading halt in the affected option on the Exchange; or

(B) Respecting equity options (including options overlying ETFs), the trade occurred during a trading halt on the primary market for the underlying security.

(v) **Transactions During Opening Purchase Prohibitions or Restrictions.** Trades on the Exchange will be nullified when such a trade represents an opening transaction prohibited pursuant to Rule 403.

(2) **Review Procedure**. MIAX Pearl Regulatory Control (“MRC”) shall administer the application of this Rule as follows:

(i) (A) **Notification**. If a Market Maker on the Exchange believes that he/she participated in a transaction that can be nullified pursuant to section (j) of this Rule, he/she must notify MRC within fifteen minutes of the transaction. If a Member that initiated the order believes a transaction on the Exchange can be nullified pursuant to section (j) of this Rule, such Member must notify MRC within twenty minutes of the execution. Absent unusual circumstances, MRC will not grant relief under this Rule unless notification is made within the prescribed time period. Notwithstanding the foregoing, respecting transactions that occur as part of the Exchange's automated Opening Process, after the twenty minute notification period as described above and until 4:30 p.m. Eastern Time on the subject trade date, where parties to the transaction are a non-broker-dealer customer and an Exchange Market Maker, the non-broker-dealer customer may request review of the subject transaction, and the transaction will nullified by an Exchange Official.

(B) **Procedures for Reviewing Trades on Exchange Motion**. In the interest of maintaining a fair and orderly market for the protection of investors, the Chief Regulatory Officer or designee thereof, who is an officer of the Exchange (collectively "Exchange Officer") may, on his or her own motion or upon request, determine to review any transaction occurring on the Exchange that is believed to be erroneous. A transaction reviewed pursuant to this provision may be nullified in accordance with section (j) of this Rule. The Exchange Officer may be assisted by an Exchange Official in reviewing a transaction.

The Exchange Officer shall act as soon as possible after receiving notification of the transaction, and ordinarily would be expected to act on the same day as the transaction occurred. In no event shall the Exchange Officer act later than 9:30 a.m. Eastern Time on the next trading day following the date of the transaction in question. A party affected by a determination to nullify a transaction pursuant to this provision may appeal such determination in accordance with Rule 530; however, a determination by an Exchange Officer not to review a transaction, or a determination not to nullify a transaction for which a review was requested or conducted, is not appealable. If a transaction is reviewed and a determination is rendered pursuant to another provision of Rule 530, no additional relief may be granted under this provision.

(ii) **Bust**. An Exchange Official will determine whether there is a trade that qualifies to be nullified as defined in this Rule.

(3) **Request for Review**. If a party affected by a determination made under this Rule so requests within the time permitted, the CRO will review decisions made under this Rule. A request for review under this paragraph must be made within thirty minutes after a party receives official notification of a final determination by the Exchange Official under this Rule, except that if such notification is made after 3:30 p.m. Eastern Time, either party has until 9:30 a.m. Eastern Time on the next trading day to request a review. Such a request for review must be in writing or otherwise documented. The CRO shall review the facts and render a decision on the day of the transaction, or the next trade day in the case where a request is properly made after 3:30 p.m. Eastern Time on the day of the transaction or where the request is properly made the next trade day.



(i) **Absence of the CRO**. In the absence of the CRO, the deputy CRO or designee of the CRO will be appointed to act in this capacity.

(ii) **Appeal Fee**. A Member seeking the CRO's review of an Exchange Official ruling shall be assessed a fee of $250.00 for each Exchange Official ruling to be reviewed that is sustained and not overturned or modified by the CRO.

(iii) **Authority of the CRO**. Decisions of the CRO concerning (i) the review of Exchange Official rulings relating to the nullification of transactions, and (ii) initial requests for relief shall be final and may not be appealed to the Exchange's Board.

[Adopted: December 13, 2016; amended April 5, 2019 (SR-PEARL-2019-14); amended October 16, 2019 (SR-PEARL-2019-32); amended December 6, 2023 (SR-PEARL-2023-68); amended November 21, 2024 (SR-PEARL-2024-55)]

Rule 531. Reports and Market Data Products

(a) **Liquidity Taker Event Report**. The Liquidity Taker Event Report is a daily report that provides a Member ("Recipient Member") with its liquidity response time details for executions against an order resting on the Book, where that Recipient Member attempted to execute against such resting order within the timeframe specified under paragraph (2) below.

(1) **Content**. The Liquidity Taker Event Report will include the following information:

(i) **Resting Order**.

(A) The time a resting order was received by the Exchange.

(B) Symbol.

(C) Order reference number (unique reference number assigned to a new order at the time of receipt).

(D) Whether the Recipient Member is an Affiliate of the Member that entered the resting order.

(E) Origin type (e.g., Priority Customer, Market Maker).

(F) Side (buy or sell).

(G) Displayed price and size of the resting order.

(ii) **Execution of the Resting Order**.

(A) PBBO at the time of the execution. If the resting order executes against multiple contra-side responses, only the PBBO at the time of the execution against the first response will be included.

(B) ABBO at the time of the execution. If the resting order executes against multiple contra-side responses, only the ABBO at the time of the execution against the first response will be included.



(C) Time first response that executes against the resting order was received by the Exchange and the size of the execution and type of the response.

(D) Time difference between the time the resting order was received by the Exchange and the time the first response that executes against the resting order was received by the Exchange.

(E) Whether response was entered by the Recipient Member.

(iii) **Response(s) Sent by Recipient Member**.

(A) Recipient Member identifier.

(B) Time difference between the time the first response that executes against the resting order was received by the Exchange and the time of each response sent by the Recipient Member, regardless of whether it executed or not.

(C) Size and type of each response submitted by the Recipient Member.

(D) Response reference number (unique reference number attached to response by the Recipient Member).

(2) **Timeframe**. The Liquidity Taker Event Report will include data listed in paragraph (a)(1) of this Rule 531(a) for executions and contra-side responses that occurred within 200 microseconds of the time the resting order was received by the Exchange.

(3) **Data Scope**. The Liquidity Taker Event Report will only include trading data related to the Recipient Member and will not include any other Member's trading data other than that listed in paragraphs (1)(i) and (ii) of this Rule 531(a).

(4) **Historical Data**. The Liquidity Taker Event Report contains historical data from the previous trading day and will be available after the end of the trading day, generally on a T+1 basis.

(b) **Market Data Products**

(1) **Open-Close Report**. The Open-Close Report is a data product that summarizes volume (contracts traded on MIAX) by origin (Priority Customer, Non-Priority Customer, Firm, Broker-Dealer, and Market Maker), trade size and the opening or closing position of the order. Open-Close Data is available on an end-of-day and intraday basis.

(c) **Liquidity Taker Event Report – Resting Simple Orders**. The Liquidity Taker Event Report-Resting Simple Orders is a daily report that provides a Member ("Recipient Member") with its liquidity response time details for executions against an order resting on the Book, where that Recipient Member attempted to execute against such resting order within the timeframe specified under paragraph (2) below.

(1) **Content**. The Liquidity Taker Event Report- Resting Simple Orders will include the following information:

(i) **Resting Order**.

(A) The time a resting order was received by the Exchange.



(B) Symbol.

(C) Order reference number (unique reference number assigned to a new order at the time of receipt).

(D) Whether the Recipient Member is an Affiliate of the Member that entered the resting order.

(E) Origin type (e.g., Priority Customer, Market Maker).

(F) Side (buy or sell).

(G) Displayed price and size of the resting order.

(ii) **Execution of the Resting Order**.

(A) PBBO at the time of the execution. If the resting order executes against multiple contra-side responses, only the PBBO at the time of the execution against the first response will be included.

(B) ABBO at the time of the execution. If the resting order executes against multiple contra-side responses, only the ABBO at the time of the execution against the first response will be included.

(C) Time first response that executes against the resting order was received by the Exchange and the size of the execution and type of the response.

(D) Whether response was entered by the Recipient Member.

(iii) **Response(s) Sent by Recipient Member**.

(A) Recipient Member identifier.

(B) Time difference between the time the first response that executes against the resting order was received by the Exchange and the time of each response sent by the Recipient Member, regardless of whether it executed or not.

(C) Size and type of each response submitted by the Recipient Member.

(D) Response reference number (unique reference number attached to response by the Recipient Member).

(2) **Timeframe**. The Liquidity Taker Event Report-Resting Simple Orders will include data listed in paragraph (c)(1) of this Rule 531(c) for executions and contra-side responses that occurred (i) after 200 microseconds of the time the resting order was received by the Exchange and (ii) within 200 microseconds of receipt of any Member's first attempt to execute against the resting order after the initial 200 microsecond time period under (c)(2)(i) of this paragraph has expired.

(3) **Data Scope**. The Liquidity Taker Event Report-Resting Simple Orders will only include trading data related to the Recipient Member and will not include any other Member's trading data other than that listed in paragraphs (1)(i) and (ii) of this Rule 531(c).



(4) **Historical Data.** The Liquidity Taker Event Report-Resting Simple Orders contains historical data from the previous trading day and will be available after the end of the trading day, generally on a T+1 basis.

[Adopted: June 1, 2021 (SR-PEARL-2021-24); amended May 19, 2021 (SR-PEARL-2021-25); amended February 9, 2023, operative March 1, 2023 (SR-PEARL-2023-01); amended April 9, 2024 (SR-PEARL-2024-19)]

Rule 532. Order Price Protection Mechanisms and Risk Controls

(a) **Managed Protection Override**. The Managed Protection Override ("MPO") is a setting which, when enabled, allows Members to have their order cancelled after a risk protection setting is triggered.

The Managed Protection Override will apply to the following risk protection if enabled:

- Max Put Price Protection

(b) **Order Protections**.

(1) **Max Put Price Protection.** The Exchange will determine a maximum trading price limit for a Put option as the strike price plus a pre-set value of $0.10.

(i) **EEM Orders.** Buy orders entered by an EEM that are priced through the maximum trading price limit will trade up to, and including, the maximum trading price limit, and will then be placed on the Book and managed to the appropriate trading price limit as described in Rule 515(d)(2), or cancelled if the Managed Protection Override is enabled. Sell orders entered by an EEM that are priced higher than the maximum trading price limit will be rejected.

(ii) **MM Orders.** Buy orders entered by a MM that are priced through the maximum trading price limit will trade up to, and including the maximum trading price limit, then will be placed on the Book and managed to the appropriate trading price limit as described in Rule 515(d)(2). Sell orders entered by a MM that are priced higher than the maximum trading price limit will be displayed.

[Adopted: May 4, 2022, implemented June 1, 2022 (SR-PEARL-2022-15)]



Chapter VI. Market Makers

Rule 600. Market Maker Registration

Members registered as Market Makers have certain rights and bear certain responsibilities beyond those of other Members. All Market Makers are designated as specialists on the Exchange for all purposes under the Exchange Act or Rules thereunder.

(a) To register as a Market Maker, a Member must file an application in writing on such forms as the Exchange may prescribe. The Exchange reviews applications and considers an applicant's market making ability and such other factors as the Exchange deems appropriate in determining whether to approve an applicant's registration as a Market Maker.

(b) The registration of any Member as a Market Maker may be suspended or terminated by the Exchange upon a determination that such Member has failed to properly perform as a Market Maker.

(c) These Rules place no limit on the number of qualifying entities that may become Market Makers.

(d) Applications shall be reviewed by the Exchange, which shall consider such factors including, but not limited to capital, operations, personnel, technical resources, and disciplinary history. Each Market Maker must have and maintain minimum net capital of at least the amount required under Rule 15c3-1 of the Exchange Act.

(e) An applicant's registration as a Market Maker shall become effective upon receipt by the Member of notice of an approval of registration by the Exchange.

(f) The registration of a Market Maker may be suspended or terminated by the Exchange if the Exchange determines that:

(1) The Market Maker has substantially or continually failed to engage in dealings in accordance with Rule 604 (Obligations of Market Makers) or elsewhere in these Rules;

(2) The Market Maker has failed to meet the minimum net capital conditions set forth under paragraph (d) above;

(3) The Market Maker has failed to maintain fair and orderly markets; or

(4) The Market Maker does not have at least one registered MMAT (as defined in Rule 601(a)(1)) qualified to perform market making activities as set forth in Rule 601(b)(5). A MMAT whose registration is suspended pursuant to this paragraph (f) shall not be deemed qualified within the meaning of this subsection.

(g) Any registered Market Maker may withdraw its registration by giving written notice to the Exchange. The Exchange may require a certain minimum prior notice period for withdrawal, and may place such other conditions on withdrawal and re-registration following withdrawal, as it deems appropriate in the interests of maintaining fair and orderly markets.

(h) Any person aggrieved by any determination under this Rule 600 or Rule 601 below may seek review under Chapter XI of these Rules governing adverse action.



(i) Market Makers are designated as dealers on the Exchange for all purposes under the Exchange Act and the rules and regulations thereunder.

[Adopted: December 13, 2016]

Rule 601. Obligations of Market Maker Authorized Traders

(a) **General**.

(1) A "Market Maker Authorized Trader" or "MMAT" is a person who is permitted to perform market making activities pursuant to Chapter VI on behalf of a Market Maker.

(2) MMATs are permitted to enter orders only for the account of the Market Maker for which they are registered.

(b) **Registration of Market Maker Authorized Traders**. The Exchange may, upon receiving an application in writing from a Market Maker on a form prescribed by the Exchange, register a person as an MMAT.

(1) MMATs may be officers, partners, employees or other associated persons of Members that are registered with the Exchange as Market Makers.

(2) To be eligible for registration as an MMAT, a person must successfully complete proficiency examinations and continuing education requirements applicable to individual Members and individual associated persons of Members, as set forth in Interpretation and Policy .07 to Rule 3100, and any other training and/or certification programs as may be required by the Exchange.

(3) The Exchange may require a Market Maker to provide any and all additional information the Exchange deems necessary to establish whether registration should be granted.

(4) The Exchange may grant a person conditional registration as an MMAT subject to any conditions it considers appropriate in the interests of maintaining a fair and orderly market.

(5) A Market Maker must ensure that an MMAT is properly qualified to perform market making activities, including but not limited to ensuring the MMAT has met the requirements set forth in paragraph (b)(2) of this Rule.

(c) **Suspension or Withdrawal of Registration**.

(1) The Exchange may suspend or withdraw the registration previously given to a person to be an MMAT if the Exchange determines that:

(i) the person has caused the Market Maker to fail to comply with the securities laws, rules and regulations or the By-Laws, Rules and procedures of the Exchange;

(ii) the person is not properly performing the responsibilities of an MMAT;

(iii) the person has failed to meet the conditions set forth under paragraph (b) above; or

(iv) the MMAT has failed to maintain fair and orderly markets.



(2) If the Exchange suspends the registration of a person as an MMAT, the Market Maker must not allow the person to submit orders into the System.

(3) The registration of an MMAT will be withdrawn upon the written request of the Member for which the MMAT is registered. Such written request shall be submitted on the form prescribed by the Exchange.

[Adopted: December 13, 2016; amended April 3, 2017 (SR-PEARL-2017-11); amended January 9, 2020 (SR-PEARL-2020-01)]

Rule 602. Continuing Market Maker Registration

(a) A Member that has qualified as a Market Maker may register to make markets in individual series of options.

(b) A Market Maker may become registered in a series by entering a registration request via (i) the MEO interface, which requires series registration to be submitted prior to 9:00 a.m. Eastern Time of the current trading day, which registration request shall be submitted for every requested trading day, or (ii) an Exchange approved electronic interface, which requires series registration to be submitted prior to 6:00 p.m. Eastern Time of the business day immediately preceding the next trading day, which registration request shall persist until it is withdrawn. Registration shall become effective on the day the registration request is entered.

[Adopted: December 13, 2016; amended May 14, 2018 (SR-PEARL-2018-11)]

Rule 603. Good Standing for Market Makers

(a) To remain in good standing as a Market Maker, the Market Maker must:

(1) Continue to meet the requirements established in SEC Rule 15c3-1, and the general Membership requirements set forth in the Chapter II of these Exchange Rules and the requirements for Market Makers as set forth in Rule 600 (Market Maker Registration);

(2) continue to satisfy the Market Maker qualification requirements specified by the Exchange, as amended from time to time by the Exchange;

(3) comply with the Exchange Rules as well as the Rules of the OCC and the Federal Reserve Board; and

(4) pay on a timely basis such Membership, transaction and other fees as the Exchange shall prescribe.

(b) The good standing of a Market Maker may be suspended, terminated or otherwise withdrawn, as provided in the Exchange Rules, if any of said conditions for approval cease to be maintained or the Market Maker violates any of its agreements with the Exchange or any of the provisions of the Exchange Rules.

[Adopted: December 13, 2016]

Rule 604. Obligations of Market Makers

(a) In registering as a Market Maker, a Member commits himself to various obligations. Transactions of a Market Maker in its market making capacity must constitute a course of dealings reasonably calculated to contribute to the maintenance of a fair and orderly market, and Market Makers should not make bids or offers or enter into transactions that are inconsistent with such course of dealings. Ordinarily, Market Makers are expected to:



(1) During trading hours, a Market Maker must maintain a two-sided market, pursuant to Rule 605(d)(1), in those option series in which the Market Maker is registered to trade, in a manner that enhances the depth, liquidity and competitiveness of the market.

(2) Engage, to a reasonable degree under the existing circumstances, in dealings for their own accounts when there exists, or it is reasonably anticipated that there will exist, a lack of price continuity, a temporary disparity between the supply of (or demand for) a particular option contract, or a temporary distortion of the price relationships between option contracts of the same class.

(3) Compete with other Market Makers in all series in which the Market Maker is registered to trade.

(4) Make markets that will be honored for the number of contracts entered into the Exchange's System in all series of options in which the Market Maker is registered to trade.

(5) Update quotations in response to changed market conditions in all series of options in which the Market Maker is registered to trade.

(6) Maintain active markets in all series in which the Market Maker is registered.

(b) Market Makers should not effect purchases or sales on the Exchange except in a reasonable and orderly manner.

(c) If the Exchange finds any substantial or continued failure by a Market Maker to engage in a course of dealings as specified in paragraph (a) of this Rule, such Market Maker will be subject to disciplinary action or suspension or revocation of registration in one or more of the securities in which the Market Maker is registered. Nothing in this Rule will limit any other power of the Board under these Rules, or procedures of the Exchange with respect to the registration of a Market Maker or in respect of any violation by a Market Maker of the provisions of this Rule.

[Adopted: December 13, 2016]

Rule 605. Market Maker Quotations

(a) **Size Associated with Quotes.** A Market Maker's bid and offer for a series of options contracts shall be accompanied by the number of contracts at that price the Market Maker is willing to buy or sell. The best bid and best offer entered by a Market Maker must have a size of at least one (1) contract.

(b) **Two-Sided Quotes.** A Market Maker that enters a bid (offer) in a series in which he is registered on the Exchange must enter an offer (bid).

(c) **Firm Quotes.**

(1) All quotes and orders entered into the System are firm under this Rule and Rule 602 of Regulation NMS under the Exchange Act ("Rule 602") for the number of contracts specified and according to the requirements of paragraph (a) above.

(2) Market Maker bids and offers are not firm under this Rule and Rule 602 if any of the circumstances provided in paragraph (b)(3) or (c)(4) of Rule 602 exist.

(d) **Continuous Quotes.** A Market Maker must enter continuous bids and offers for the options series to which it is registered, as follows:



(1) On a daily basis, a Market Maker must make markets consistent with the applicable quoting requirements specified in these Rules, on a continuous basis in at least seventy-five percent (75%) of the options series in which the Market Maker is registered.

(2) A Market Maker may be called upon by the Exchange to submit a single bid or offer or maintain continuous bids and offers in one or more of the series to which the Market Maker is registered whenever, in the judgment of the Exchange, it is necessary to do so in the interest of fair and orderly markets.

(3) A Market Maker shall be deemed to have fulfilled the “continuous” quoting requirement if the Market Maker provides two-sided quotes for 90% of the time that the Market Maker is required to provide quotes in an appointed option series on a given trading day, or such higher percentage as the Exchange may announce in advance. These obligations will apply to all of the Market Maker’s appointed issues collectively, rather than on an issue-by-issue basis. Compliance with this obligation will be determined on a monthly basis. However, determining compliance with the continuous quoting requirement on a monthly basis does not relieve the Market Maker of the obligation to provide continuous two-sided quotes on a daily basis, nor will it prohibit the Exchange from taking disciplinary action against a Market Maker for failing to meet the continuous quoting obligation each trading day.

(4) If a technical failure or limitation of a System of the Exchange prevents the Market Maker from maintaining or communicating to the Exchange timely and accurate quotes in an options series, the duration of such failure shall not be considered in determining whether the Market Maker has satisfied the quoting standard with respect to that option series.

(5) The continuous quoting obligations set forth above: (i) shall be suspended during a trading halt, suspension, or pause in an option pursuant to Rule 504, and shall not re-commence until after the first regular way transaction on the primary market in the underlying security following such halt, suspension, or pause in the underlying security, as reported by the responsible single plan processor and trading has resumed in the halted option pursuant to Rule 503, and (ii) shall be suspended for the duration that an underlying NMS stock is in a Limit State or a Straddle State.

(6) Market Makers shall not be required to make two-sided markets pursuant to this Rule in any Quarterly Option Series, any adjusted option series, and any option series until the time to expiration for such series is less than nine months. Accordingly, the continuous quotation obligations set forth in this Rule shall not apply to Market Makers respecting Quarterly Option Series, adjusted option series, and series with an expiration of nine months or greater. For purposes of this subsection, an adjusted option series is an option series wherein, as a result of a corporate action by the issuer of the underlying security, one option contract in the series represents the delivery of other than 100 shares of underlying stock or Exchange-Traded Fund Shares.

(7) The Exchange may consider other exceptions to this continuous quoting obligation based on demonstrated legal or regulatory requirements or other mitigating circumstances.

(e) **Options Series Other Than Those in Which Registered**. The total number of contracts executed by a Market Maker in series in which it is not registered as a Market Maker shall not exceed twenty-five percent (25%) of the total number of all contracts executed by the Market Maker in any calendar quarter.

Interpretations and Policies:

.01 IOC orders from Market Makers will not be counted for the continuous quoting obligations set forth in paragraph (d) of this Rule 605.

[Adopted: December 13, 2016]



Rule 606. Securities Accounts and Orders of Market Makers

(a) **Identification of Accounts**. In a manner prescribed by the Exchange, each Market Maker shall file with the Exchange and keep current a list identifying all accounts for stock, options and related securities trading in which the Market Maker may, directly or indirectly, engage in trading activities or over which it exercises investment discretion. No Market Maker shall engage in stock, options or related securities trading in an account which has not been reported pursuant to this Rule.

(b) **Reports of Orders**. Each Market Maker shall, upon request and in the prescribed form, report to the Exchange every order entered by the Market Maker for the purchase or sale of (1) a security underlying options traded on the Exchange, or (2) a security convertible into or exchangeable for such underlying security, as well as opening and closing positions in all such securities held in each account reported pursuant to paragraph (a) of this Rule. The report pertaining to orders must include the terms of each order, identification of the brokerage firms through which the orders were entered, the times of entry or cancellation, the times report of execution were received and, if all or part of the order was executed, the quantity and execution price.

(c) **Joint Accounts**. No Market Maker shall, directly or indirectly, hold any interest or participate in any joint account for buying or selling any options contract unless each participant in such joint account is a Member and unless such account is reported to, and not disapproved by, the Exchange. Such reports in a form prescribed by the Exchange shall be filed with the Exchange before any transaction is effected on the Exchange for such joint account. A participant in a joint account must:

(1) Be either a Market Maker or a Clearing Member that carries the joint account.

(2) File and keep current a completed application on such form as is prescribed by the Exchange.

(3) Be jointly and severally responsible for assuring that the account complies with all Exchange Rules.

(4) Not be a Market Maker registered to the same options classes to which the joint account holder is also registered as a Market Maker.

Interpretations and Policies:

.01 Reports of accounts and transactions required to be filed with the Exchange pursuant to this Rule relate only to accounts in which a Market Maker, as an individual, directly or indirectly controls trading activities or has a direct interest in the profits or losses of such account. Such reports would be required for accounts over which a Market Maker exercises investment discretion as well as a Market Maker's proprietary accounts.

[Adopted: December 13, 2016]

Rule 607. Letters of Guarantee

(a) **Required of Each Member**. No Member shall make any transactions on the Exchange unless a Letter of Guarantee has been issued for such Member by a Clearing Member and filed with the Exchange, and unless such Letter of Guarantee has not been revoked pursuant to paragraph (c) of this Rule.

(b) **Terms of Letter of Guarantee**. A Letter of Guarantee shall provide that the issuing Clearing Member accepts financial responsibilities for all the Exchange Transactions made by the guaranteed Member.



(c) **Revocation of Letter of Guarantee**. A Letter of Guarantee filed with the Exchange shall remain in effect until a written notice of revocation has been filed with the Exchange by the Guarantor Clearing Member. A revocation shall in no way relieve a Clearing Member of responsibility for transactions guaranteed prior to the effective date of such revocation.

[Adopted: December 13, 2016]

Rule 608. Financial Requirements for Market Makers

(a) Each Market Maker shall maintain (i) net liquidating equity in its Market Maker account of not less than $200,000, and in conformity with such guidelines as the Board may establish from time to time, and (ii) net capital sufficient to comply with the requirements of Exchange Act Rule 15c3-1. Each Market Maker which is a Clearing Member shall also maintain net capital sufficient to comply with the requirements of the Clearing Corporation. This equity requirement, as well as all other provisions of the section (including capital maintenance requirements), applies to each Market Maker account, without regard to the number of Market Maker accounts per firm. The term “net liquidating equity” means the sum of positive cash balances and long securities positions less negative cash balances and short securities positions.

(b) Each Market Maker that makes an arrangement to finance his transactions as a Market Maker must identify in writing to the Exchange the source of the financing and its terms. The Exchange must be informed immediately of the intention of any party to terminate or change any such arrangement.

[Adopted: December 13, 2016]



Chapter VII. Exercises and Deliveries

The rules contained in MIAX Chapter VII, as such rules may be in effect from time to time (the "Chapter VII Rules"), are hereby incorporated by reference into this MIAX Pearl Chapter VII, and are thus MIAX Pearl Rules and thereby applicable to MIAX Pearl Members. MIAX Pearl Members shall comply with the Chapter VII Rules as though such rules were fully-set forth herein. All defined terms, including any variations thereof, contained in Chapter VII Rules shall be read to refer to the MIAX Pearl related meaning of such term. Solely by way of example, and not in limitation or in exhaustion: the defined term "Exchange" in the Chapter VII Rules shall be read to refer to MIAX Pearl; the defined term "Rule" in Chapter VII shall be read to refer to the MIAX Pearl Rule; the defined term "Clearing Member" in the Chapter VII Rules shall be read to refer the MIAX Pearl Clearing Member; and the defined term "Member" in the Chapter VII Rules shall be read to refer to the MIAX Pearl Member.

[Adopted: December 13, 2016; amended September 27, 2017 (SR-MIAX-2017-39); amended November 15, 2017 (SR-MIAX-2017-43); amended February 2, 2018 (SR-MIAX-2018-01); amended May 24, 2019 (SR-PEARL-2019-16); amended May 13, 2024 (SR-MIAX-2024-21)]



Chapter VIII. Records, Reports and Audits

The rules contained MIAX Chapter VIII, as such rules may be in effect from time to time (the "Chapter VIII Rules"), are hereby incorporated by reference into this MIAX Pearl Chapter VIII, and are thus MIAX Pearl Rules and thereby applicable to MIAX Pearl Members. MIAX Pearl Members shall comply with the Chapter VIII Rules as though such rules were fully-set forth herein. All defined terms, including any variations thereof, contained in Chapter VIII Rules shall be read to refer to the MIAX Pearl related meaning of such term. Solely by way of example, and not in limitation or exhaustion: the defined term "Exchange" in the Chapter VIII Rules shall be read to refer to MIAX Pearl; the defined term "Rule" in the Chapter VIII Rules shall be read to refer to the MIAX Pearl Rule; the defined term "Market Maker" in the Chapter VIII Rules shall be read to refer to the MIAX Pearl Market Maker; and the defined term "Member" in the Chapter VIII Rules shall be read to refer to the MIAX Pearl Member.

[Adopted: December 13, 2016; amended April 3, 2017 (SR-PEARL-2017-11); amended August 18, 2017 (SR-MIAX-2017-35); amended May 24, 2019 (SR-PEARL-2019-16)]



Chapter IX. Summary Suspension

The rules contained in MIAX Chapter IX, as such rules may be in effect from time to time (the “Chapter IX Rules”), are hereby incorporated by reference into this MIAX Pearl Chapter IX, and are thus MIAX Pearl Rules and thereby applicable to MIAX Pearl Members. MIAX Pearl Members shall comply with the Chapter IX Rules as though such rules were fully-set forth herein. All defined terms, including any variations thereof, contained in Chapter IX Rules shall be read to refer to the MIAX Pearl related meaning of such term. Solely by way of example, and not in limitation or in exhaustion: the defined term “Exchange in the Chapter IX Rules shall be read to refer to MIAX Pearl; the defined term “Rule” in Chapter IX Rules shall be read to refer to the MIAX Pearl Rule; the defined term “Board” in the Chapter IX Rules shall be read to refer to the MIAX Pearl Board; and the defined term “Member” in the Chapter IX Rules shall be read to refer to the MIAX Pearl Member.

[Adopted: December 13, 2016; amended May 24, 2019 (SR-PEARL-2019-16)]



Chapter X. Discipline

Rule 1000. Disciplinary Jurisdiction

(a) A Member or a person associated with a Member who is alleged to have violated or aided and abetted a violation of any provision of the Exchange Act, the rules and regulations promulgated thereunder, or any provision of the Rules or any interpretation thereof or resolution of the Board of the Exchange regulating the conduct of business on the Exchange, shall be subject to the disciplinary jurisdiction of the Exchange under this Chapter, and after notice and opportunity for a hearing may be appropriately disciplined by expulsion, suspension, limitation of activities, functions, and operations, fine, censure, being suspended or barred from being associated with a Member or any other fitting sanction, in accordance with provisions of this Chapter.

(b) Persons associated with a Member may be charged with any violation committed by employees under his supervision or by the Member as though such violation were his own. A Member may be charged with any violation committed by its employees or other person who is associated with such Member, as though such violation were its own.

(c) Any Member or person associated with a Member shall continue to be subject to the disciplinary jurisdiction of the Exchange following such Member's termination or the person's termination of association with a Member with respect to matters that occurred prior to such termination; provided that written notice of the commencement of an inquiry into such matters is given by the Exchange to such former Member or former associated person within one (1) year of receipt by the Exchange, or such other exchange or association recognized for purposes of Rule 3100, Interpretation and Policy .12, of the latest written notice of the termination of such person's status as a Member or person associated with a Member. The foregoing notice requirement does not apply to a person who at any time after a termination again subjects himself to the disciplinary jurisdiction of the Exchange by becoming a Member or a person associated with a Member.

[Adopted: December 13, 2016; amended January 9, 2020 (SR-PEARL-2020-01)]

Rule 1001. Requirement to Furnish Information

(a) Each Member and person associated with a Member shall be obligated upon request by the Exchange (including by another SRO acting on behalf of the Exchange pursuant to Rule 1015) to appear and testify, and to respond in writing to interrogatories and furnish documentary materials and other information requested in connection with (i) an investigation initiated pursuant to Rule 1002, (ii) a hearing or appeal conducted pursuant to this Chapter or preparation by the Exchange in anticipation of such a hearing or appeal, or (iii) an Exchange inquiry resulting from an agreement entered into by the Exchange pursuant to Rule 805.

(b) A Member or person associated with a Member is entitled to be represented by counsel during any such Exchange investigation, proceeding or inquiry.

(c) No Member or person associated with a Member shall impede or delay an Exchange investigation or proceeding conducted pursuant to this Chapter, or an Exchange inquiry pursuant to Rule 805, nor refuse to comply with a request made by the Exchange pursuant to this paragraph.

(d) Failure to furnish testimony, documentary evidence or other information requested by the Exchange in the course of an Exchange inquiry, investigation, hearing or appeal conducted pursuant to this Chapter, or in the course of



preparation by the Exchange in anticipation of such a hearing or appeal, on the date or within the time period the Exchange specifies shall be deemed to be a violation of this Rule.

[Adopted: December 13, 2016]

Rule 1002. Investigation

The Exchange's regulatory staff (including regulatory staff of another SRO acting on the Exchange's behalf pursuant to Rule 1015), which is obligated to act independently from the economic interests of the Members regulated by the Exchange, has sole discretion to investigate possible violations within the disciplinary jurisdiction of the Exchange on its own initiative or based upon a complaint alleging possible violations submitted by any person, Exchange committee or the Board. All complaints shall be in writing signed by the complainant and shall specify in reasonable detail the facts constituting the violation, including the specific statutes, rules, interpretations or resolutions allegedly violated.

[Adopted: December 13, 2016]

Rule 1003. Letters of Consent

In lieu of the procedures set forth in Rules 1004 through 1006 (Charges, Answer and Hearing), a matter may be disposed of through a letter of consent.

(a) A matter can only be disposed of through a letter of consent if regulatory staff and the Member or person(s) who is the subject of the investigation (the "Subject") are able to agree upon terms of a letter of consent. Such letter must be signed by the Subject and must set forth a stipulation of facts and findings concerning the Member's conduct, the violation(s) committed by the Member and the sanction(s) therefor.

(b) In the event that the Subject and the regulatory staff are able to agree upon a letter of consent, the staff shall submit the letter to the Chief Regulatory Officer. If the letter of consent is acceptable to the Chief Regulatory Officer, it shall be submitted to the Business Conduct Committee. In the event that the Member and the regulatory staff are unable to agree upon a letter of consent or if a proposed letter is not acceptable to the Chief Regulatory Officer, the staff may institute an action according to the procedures contained in Rule 1004. The Chief Regulatory Officer's decision to reject a letter of consent shall be final, and a Subject may not seek review thereof.

(c) If a letter of consent is submitted to and accepted by the Business Conduct Committee, the Exchange shall take no further action against the Subject respecting the matters that are the subject of the letter. If the letter of consent is rejected by the Business Conduct Committee, the matter shall proceed as though the letter had not been submitted. The Business Conduct Committee's decision to accept or reject a letter of consent shall be final, and a Subject may not seek review thereof.

[Adopted: December 13, 2016]

Rule 1004. Charges

(a) **Initiation of Charges.** Whenever it shall appear that there is probable cause for finding a violation within the disciplinary jurisdiction of the Exchange and that further proceedings are warranted, the regulatory staff shall prepare a statement of charges against the Member or associated person alleged to have committed a violation (the "Respondent") specifying the acts in which the Respondent is charged to have engaged and setting forth the specific provisions of the Exchange Act, rules and regulations promulgated thereunder, provisions of the Rules, or



interpretations or resolutions of which such acts are in violation. If the statement of charges is approved by the Chief Regulatory Officer, a copy of the charges shall be served upon the Respondent in accordance with Rule 1012. The complainant, if any, shall be notified if further proceedings are warranted.

(b) **Access to Documents.** Provided that a Respondent has made a written request for access to documents described hereunder with sixty (60) calendar days after a statement of charges has been served upon the Respondent in accordance with Rule 1012, the Respondent shall have access to all documents concerning the case that are in the investigative file of the Exchange except for regulatory staff investigation and examination reports and any other materials prepared by the Exchange staff in connection with such reports or in anticipation of a disciplinary hearing. In providing such documents, the Exchange may protect the identity of a complainant.

[Adopted: December 13, 2016]

Rule 1005. Answer

(a) The Respondent shall have twenty-five (25) calendar days after service of the charges to file with the Secretary of the Exchange a written answer thereto. The answer shall specifically admit or deny each allegation contained in the charges, and the Respondent shall be deemed to have admitted any allegation not specifically denied. The answer may also contain any defense that the Respondent wishes to submit and may be accompanied by documents in support of his answer or defense. In the event the Respondent fails to file an answer, the charges shall be considered to be admitted.

(b) Upon review of the Respondent's answer, the Chief Regulatory Officer may modify the statement of charges, and a copy of the modified charges shall be served upon the Respondent in accordance with Rule 1012. If such modification asserts any new or materially different charges from those contained in the initial statement, Respondent shall have an additional twenty-five (25) calendar days after service of the modified statement of charges to file a written answer thereto in accordance with paragraph (a) above.

[Adopted: December 13, 2016]

Rule 1006. Hearing

(a) **Appointment of Hearing Panel**. Subject to Rule 1008 (Summary Proceedings), a hearing on the charges shall be held before a professional hearing officer and two members of the Business Conduct Committee (the "Panel"). The professional hearing officer shall serve as the chairman of the Panel (the "Panel Chairman").

(1) Promptly after the Respondent files a written answer to the statement of charges, the Chairman of the Business Conduct Committee shall select from among the persons on the Business Conduct Committee two (2) persons to serve on the Panel. In making such selection, the Chairman of the Business Conduct Committee shall, to the extent practicable, choose individuals whose background, experience and training qualify them to consider and make determinations regarding the subject matter to be presented to the Panel. He shall also consider such factors as the availability of individuals, the extent of their prior service on Panels and any relationship between an individual and the Respondent that might make it inappropriate for such person to serve on the Panel.

(2) If in the opinion of the Chairman of the Business Conduct Committee, there are not a sufficient number of persons on the Business Conduct Committee from which to select persons having the appropriate background, experience and training to consider and make determinations regarding the subject matter to be presented to that particular Panel, he shall request that the President temporarily appoint additional persons to the Business Conduct Committee from whom he may select for that Panel.



(3) If at any time a person serving on a Panel has a conflict of interest or bias or circumstances otherwise exist where his fairness might reasonably be questioned, the person must withdraw from the Panel. In the event that a person selected from the Business Conduct Committee withdraws, is incapacitated, or otherwise is unable to continue service after being selected, the Panel Chairman may, in the exercise of discretion, request that the Chairman of the Business Conduct Committee select a replacement. In the event that both persons selected from the Business Conduct Committee withdraw, are incapacitated, or otherwise are unable to continue service, the Chairman of the Business Conduct Committee shall select two replacements.

(b) **Parties.** The Exchange and the Respondent shall be the parties to the hearing. Where a Member is a party, it shall be represented at the hearing by an associated person.

(c) **Notice and List of Documents.** Parties shall be given at least twenty-eight (28) calendar days' notice of the time and place of the hearing. Not less than ten (10) calendar days in advance of the scheduled hearing date, each party shall furnish to the Panel and to the other parties, copies of all documentary evidence such party intends to present at the hearing. Where time and the nature of the proceeding permit, the parties shall meet with the Panel Chairman in a pre-hearing conference for the purpose of clarifying and simplifying issues and otherwise expediting the proceeding. At such pre-hearing conference, the parties shall attempt to reach agreement respecting authenticity of documents, facts not in dispute, and any other items that will serve to expedite the hearing of the matter.

(d) **Intervention.** Any person not otherwise a party may intervene as a party to the hearing upon demonstrating to the satisfaction of the Panel Chairman that he has an interest in the subject of the hearing and that the disposition of the matter may, as a practical matter, impair or impede his ability to protect that interest. Also, the Panel Chairman may in his discretion permit a person to intervene as a party to the hearing when the person's claim or defense and the main action have questions of law or fact in common. Any person wishing to intervene as a party to a hearing shall file with the Panel Chairman a notice requesting the right to intervene, stating the grounds therefor, and setting forth the claim or defense for which intervention is sought. The Panel Chairman, in exercising his discretion concerning intervention shall take into consideration whether the intervention will unduly delay or prejudice the adjudication of the rights of the original parties.

(e) **Conduct of Hearing.** The Panel Chairman shall determine the time and place of all meetings, and shall make all determinations with regard to procedural or evidentiary matters, as well as prescribe the time within which all documents, exhibits, briefs, stipulations, notices or other written materials must be filed where such is not specified in this Chapter. The Panel Chairman shall generally regulate the course of the hearing, and shall have the authority to, among other things, order the parties to present oral arguments, reopen a hearing prior to the issuance of a decision by the Panel, create and maintain the official record of proceeding, and draft a decision that represents the views of the majority of the Panel. Formal rules of evidence shall not apply to hearings conducted by the Panel. The charges shall be presented by a representative of the Exchange who, along with Respondent and any other party, may present evidence and produce witnesses who shall testify under oath and are subject to being questioned by the Panel and the other parties. The Panel may request the production of documentary evidence and witnesses. No Member or person associated with a Member shall refuse to furnish relevant testimony, documentary materials or other information requested by the Panel during the course of the hearing. The Respondent and intervening parties are entitled to be represented by counsel who may participate fully in the hearing. A transcript of the hearing shall be made and shall become part of the record. Interlocutory Board review of any decision made by the Panel prior to completion of the hearing is generally prohibited. Such interlocutory review shall be permitted only if the Panel agrees to such review after determining that the issue is a controlling issue of rule or policy and that immediate Board review would materially advance the ultimate resolution of the case.

(f) **Ex Parte Communication.** No Member or person associated with a Member shall make or knowingly cause to be made an ex parte communication with any member of the Panel, Business Conduct Committee or Board concerning the merits of any matter pending under this Chapter. No member of the Panel, Business Conduct



Committee or Board shall make or knowingly cause to be made an ex parte communication with any Member or any person associated with a Member concerning the merits of any matter pending under this Chapter.

(1) "Ex parte communication" means an oral or written communication made without notice to all parties, that is, regulatory staff and Subjects of investigations or Respondents in proceedings.

(2) A written communication is ex parte unless a copy has been previously or simultaneously delivered to all interested parties. An oral communication is ex parte unless it is made in the presence of all parties except those who, on adequate prior notice, declined to be present.

[Adopted: December 13, 2016]

Rule 1007. Decision

(a) Following a hearing conducted pursuant to Rule 1006, the Panel shall by majority opinion, issue a decision in writing, based solely on the record, determining whether the Respondent has committed a violation and imposing the sanction, if any, therefor.

(b) The decision shall include a statement of findings and conclusions, with the reasons therefor, upon all material issues presented on the record. Where a sanction is imposed, the decision shall include a statement specifying the acts or practices in which the Respondent has been found to have engaged and setting forth the specific provisions of the Exchange Act, rules and regulations promulgated thereunder, provisions of the Rules, interpretations or resolutions of the Exchange of which the acts are deemed to be in violation.

(c) The Respondent shall be sent a copy of the decision promptly after it is rendered.

[Adopted: December 13, 2016]

Rule 1008. Summary Proceedings

Notwithstanding the provision of Rule 1006 (Hearing), a Panel may make a determination without a hearing and may impose a penalty as to violations that the Respondent has admitted or has failed to answer or that otherwise do not appear to be in dispute.

(a) Notice of such summary determination, specifying the violations and penalty, shall be served upon the Respondent, who shall have ten (10) calendar days from the date of service to notify the Panel Chairman that he desires a hearing upon all or a portion of any charges not previously admitted or upon the penalty. Failure to so notify the Panel Chairman shall constitute admission of the violations and acceptance of the penalty as determined by the Panel and a waiver of all rights of review.

(b) If the Respondent requests a hearing, the matters that are the subject of the hearing shall be handled as if the summary determination had not been made.

[Adopted: December 13, 2016]

Rule 1009. Offers of Settlement

(a) **Submission of Offer.** At any time during a period not to exceed 120 calendar days immediately following the date of service of a statement of charges upon the Respondent in accordance with Rule 1012, the Respondent may



submit to the Panel, if one has been formed, a written offer of settlement, signed by him, which shall contain a proposed stipulation of facts and consent to a specified sanction. The Respondent may submit a written statement in support of the offer. If a Panel has not yet been appointed, a written offer of settlement may be submitted to the Chief Regulatory Officer.

(1) A Respondent shall be entitled to submit a maximum of two (2) written offers of settlement in connection with the statement of charges issued to that Respondent pursuant to Rule 1004, unless a Panel, in its discretion, permits a Respondent to submit additional offers of settlement.

(2) The 120-day period shall be tolled for the number of days in excess of seven (7) calendar days that it takes the Exchange regulatory staff to respond to a Respondent's request for access to documents provided that the request for access is made pursuant to the provisions and within the time frame provided in Rule 1004(b).

(b) **Acceptance or Rejection of Offer**. Where the Panel or Chief Regulatory Officer accepts an offer of settlement, it or he shall issue a decision, including findings and conclusions and imposing a sanction, consistent with the terms of such offer. Where the Panel or Chief Regulatory Officer rejects an offer of settlement, it or he shall notify the Respondent and the matter shall proceed as if such offer had not been made, and the offer and all documents relating thereto shall not become a part of the record. Subject to Rule 1008 (Summary Proceedings), following the end of the 120-day period in paragraph (a) above or after a rejection of a Respondent's second offer of settlement, a hearing will proceed in accordance with the provisions of Rule 1006. A decision of the Panel or Chief Regulatory Officer issued upon acceptance of an offer of settlement, as well as the determination whether to accept or reject such an offer, shall be final, and the Respondent may not seek review thereof.

[Adopted: December 13, 2016]

Rule 1010. Review

(a) **Petition.** The Respondent or regulatory staff shall have fifteen (15) calendar days after service of notice of a decision made pursuant to Rule 1007 of this Chapter to petition for review thereof by the Board. Such petition shall be in writing and shall specify the findings and conclusions to which exceptions are taken, together with reasons for such exceptions. Any objections to a decision not specified by written exception shall be considered to have been abandoned. Petitions shall be filed with the Secretary of the Exchange.

(b) **Motion of Board.** The Board may on its own initiative order review of a decision made pursuant to Rule 1007 or 1008 (Summary Proceeding) within thirty (30) calendar days after notice of the decision has been served on the Respondent.

(c) **Conduct of Review.** The review shall be conducted by the Board or a committee of the Board composed of at least three Directors whose decision must be ratified by the Board.

(1) Any Director who participated in a matter may not participate in review of that matter by the Board.

(2) Unless the Board shall decide to open the record for the introduction of evidence or to hear argument, such review shall be based solely upon the record and the written exceptions filed by the parties.

(3) New issues may be raised by the Board, and in such event, Respondents and regulatory staff shall be given notice of an opportunity to address any such new issues.



(d) **Determination.** The Board may affirm, reverse or modify, in whole or in part, the decision of the Panel. Such modification may include an increase or decrease of the sanction. The decision of the Board shall be in writing, shall be promptly served on the Respondent, and shall be final.

[Adopted: December 13, 2016]

Rule 1011. Judgment and Sanction

(a) **Sanctions.** Members and persons associated with Members shall (subject to any rule or order of the SEC) be appropriately disciplined for violations under these Rules by expulsion, suspension, limitation of activities, functions and operations, fine, censure, being suspended or barred from being associated with a Member, or any other fitting sanction.

(b) **Effective Date of Judgment.** Sanctions imposed under this Chapter shall not become effective until the Exchange review process is completed or the decision otherwise becomes final. Pending effectiveness of a decision imposing a sanction on the Respondent, the person, committee or panel issuing the decision (the “adjudicator”) may impose such conditions and restrictions on the activities of the Respondent as it considers reasonably necessary for the protection of investors and the Exchange.

(c) **Payment of Fines, Other Monetary Sanctions, or Costs; Summary Action for Failure to Pay**.

(1) **Payment to Chief Financial Officer**. All fines and other monetary sanctions shall be paid to the Chief Financial Officer of the Exchange.

(2) **Summary Suspension or Expulsion**. After seven (7) calendar days’ notice in writing, the Exchange may (i) summarily suspend a Member that fails to pay promptly a fine, other monetary sanction or cost imposed pursuant to this Chapter when such fine, monetary sanction or cost becomes finally due and payable; or (ii) terminate immediately the association of a person who fails to pay promptly a fine, other monetary sanction or cost imposed pursuant to this Chapter when such fine, monetary sanction or cost becomes finally due and payable.

(d) **Costs of Proceedings**. A Member or person associated with a Member disciplined pursuant to this Chapter shall bear such costs of the proceeding as the adjudicator deems fair and appropriate under the circumstances.

[Adopted: December 13, 2016]

Rule 1012. Procedural Matters

(a) **Service of Notice.** Any charges, notices or other documents may be served upon a Member or associated person either personally or by leaving the same at his place of business, by registered or certified mail or overnight commercial carrier addressed to the Member or associated person at the Member’s address as it appears on the books and records of the Exchange.

(b) **Extension of Time Limits.** Any time limits imposed under this Chapter for the submission of answers, petitions or other materials may be extended by permission of the authority to whom such materials are to be submitted.

[Adopted: December 13, 2016]



Rule 1013. Reporting to the Central Registration Depository

(a) With respect to formal Exchange disciplinary proceedings, the Exchange shall report to the CRD the issuance of a statement of charges pursuant to Rule 1004 and all significant changes in the status of such proceedings while such proceedings are pending.

(b) For purposes of reporting to the CRD:

(1) A formal Exchange disciplinary proceeding shall be considered to be pending from the time that a statement of charges is issued in such proceeding pursuant to Rule 1004 until the outcome of the proceeding becomes final.

(2) An Exchange disciplinary proceeding shall be considered to be a formal disciplinary proceeding if it is initiated by the Exchange pursuant to Rule 1002.

(3) Significant changes in the status of a formal Exchange disciplinary proceeding shall include, but not be limited to, the scheduling of a disciplinary hearing, the issuance of a decision by a Panel, the filing of an appeal to the Board, and the issuance of a decision by the Board.

[Adopted: December 13, 2016]

Rule 1014. Imposition of Fines for Minor Rule Violations

(a) **General**. In lieu of commencing a disciplinary proceeding, the Exchange may, subject to the requirements set forth herein, impose a fine, not to exceed $5,000, on any Member, or person associated with or employed by a Member, with respect to any Rule violation listed in section (d) of this Rule. Any fine imposed pursuant to this Rule that (i) does not exceed $2,500 and (ii) is not contested, shall be reported on a periodic basis, except as may otherwise be required by Rule 19d-1 under the Exchange Act or by any other regulatory authority. The Exchange is not required to impose a fine pursuant to this Rule with respect to the violation of any Rule included herein, and the Exchange may, whenever it determines that any violation is not minor in nature, proceed under Rules 1003 or 1004, rather than under this Rule.

(b) **Notice**. Any person against whom a fine is imposed under this Rule (the “Subject”) shall be served with a written statement setting forth (i) the Rule(s) allegedly violated; (ii) the act or omission constituting each such violation; (iii) the fine imposed for each violation; and (iv) the date by which such determination becomes final and such fine must be paid or contested as provided below, which date shall be not less than thirty (30) calendar days after the date of service of such written statement.

(c) **Review**. A Subject may contest the Exchange’s determination by filing with the Office of the Secretary of the Exchange a written answer as provided in Rule 1005 on or before the date such fine must be paid.

(1) Upon the receipt of an answer by the Exchange the matter becomes subject to review by the Business Conduct Committee, or a subcommittee thereof consisting of at least three (3) members of the Business Conduct Committee.

(2) The answer must include a request for a hearing, if a hearing is desired. Formal rules of evidence shall not apply to hearings conducted by the Business Conduct Committee under this Rule. The Business Conduct Committee shall determine the time and place of the hearing and make all determinations with regard to procedural or evidentiary matters, as well as prescribe the time within which all documents or written materials must be submitted. The regulatory staff and the Subject may present evidence and produce witnesses who shall testify under oath and



are subject to being questioned by the Business Conduct Committee and the other party. No Member or person associated with a Member shall refuse to furnish relevant testimony, documentary materials or other information requested by the Business Conduct Committee during the course of the hearing. The Subject is entitled to be represented by counsel who may participate fully in the hearing.

(3) If a hearing is not requested, the review will be based on written submissions and will be conducted in a manner to be determined by the Business Conduct Committee.

(4) If, after a hearing or review based on written submissions, the Business Conduct Committee determines that the Subject is guilty of the rule violation(s) alleged, the Committee may impose any one or more of the disciplinary sanctions authorized by the Exchange's Rules.

Unless the sole disciplinary sanction imposed by the Committee for such rule violation(s) is a fine that is less than the total fine initially imposed by the Exchange for the subject violation(s), the person charged shall pay a forum fee in the amount of $100 if the determination was reached without a hearing and $300 if a hearing was conducted.

(5) The regulatory staff, the Subject or the Board on its own motion may require a review by the Board of any determination by the Business Conduct Committee under this Rule by proceeding in the manner described in Rule 1010.

(6) In the event that a fine imposed pursuant to this Rule is subsequently upheld by the Business Conduct Committee or, if applicable, on appeal to the Board, such fine, plus all interest that has accrued thereon since the fine was due and any forum fee imposed pursuant to subparagraph (4) above, shall be immediately payable.

(d) **Violations Subject to Fines**. The following is a list of the rule violations subject to, and the applicable sanctions that may be imposed by the Exchange pursuant to, this Rule:

(1) **Position Limits (Rule 307).**

Number of Cumulative Violations Within Any Twenty-four Month Rolling Period*	Sanction (Imposed on Exchange Members or violations occurring in all other accounts)
First Offense	$500
Second Offense	$1,000
Third Offense	$2,500
Fourth and Each Subsequent Offense	$5,000

* A violation that consists of (i) a one trade date overage, (ii) a consecutive string of trade date overage violations where the position does not change or where a steady reduction in the overage occurs, or (iii) a consecutive string of trade date overage violations resulting from other mitigating circumstances, may be deemed to constitute one offense, provided that the violations are inadvertent.



(2) **Focus Reports (Rule 803).** Each Member shall file with the Exchange a report of financial condition on SEC Form X-17A-5 as required by Rule 17a-10 under the Exchange Act. Any Member who fails to file in a timely manner such report of financial condition pursuant to Exchange Act Rule 17a-10 shall be subject to the following fines:

Calendar Days Left	Sanction
1 to 30	$200
31 to 60	$400
61 to 90	$800
90 or more	Formal Disciplinary Action

(3) **Requests for Trade Data (Rule 804).** Any Member who fails to respond within ten (10) business days to a request by the Exchange for submission of trade data shall be subject to the following fines:

Business Days Late	Sanction
1 to 9	$200
10 to 15	$500
16 to 30	$1,000
Over 30	Formal Disciplinary Action

Any Member who violates this Rule more than one (1) time in any calendar year shall be subject to the following fines, which fines shall be imposed in addition to any sanction imposed pursuant to the schedule above:

Number of Violations Within One Calendar Year	Sanction
2nd Offense	$500
3rd Offense	$1,000
4th Offense	$2,500
Subsequent Offenses	Formal Disciplinary Action

(4) **Conduct and Decorum Policies.** The Exchange's trading conduct and decorum policies shall be distributed to Members periodically and shall set forth the specific dollar amounts that may be imposed as a fine hereunder with respect to any violations of those policies.

(5) **Order Entry (Rule 520).** Violations of Rule 520(b) regarding limitations on orders entered into the System by Electronic Exchange Members will be subject to the fines listed below. Each paragraph of Rule 520 subject to this Rule shall be treated separately for purposes of determining the number of cumulative violations.

Number of Violations Within One Calendar Year	Sanction
1 to 5	Letter of Caution
6 to 10	$500
11 to 15	$1,000
16 or 20	$2,000
Over 20	Formal Disciplinary Action



(6) **Execution of Orders in Appointed Options (Rule 605).** Violations of Rule 605(e), which specifies a limit on the total number of contracts executed during a quarter in options classes to which the Market Maker is not appointed shall be subject to the following sanctions:

Number of Violations Within Rolling Twelve Month Period	Sanction
1st Offense	Letter of Caution
2nd Offense	$500
3rd Offense	$1,000
4th Offense	$2,500
Subsequent Offenses	Formal Disciplinary Action

(7) **Mandatory Systems Testing (Rule 314).** Failure to conduct or participate in the testing of computer systems, or failure to provide required reports or maintain required documentation, shall be subject to the fines listed below.

Violations Within One Calendar Year	Sanction
First Violation	$250
Second Violation	$500
Third Violation	$1,000
Fourth Violation	$2,000
Fifth Violation or more	Formal Disciplinary Action

(8) **Exercise of Option Contracts (Rule 700).** Any Member who fails to submit to the Exchange in a timely manner pursuant to Rule 700 or a Regulatory Circular issued pursuant to Rule 700, "Advice Cancel", or exercise instruction relating to the exercise or non-exercise of a non-cash settled equity option shall be subject to the following fines:

Number of Cumulative Violations Within Any Twenty-Four Month Rolling Period	Individual	Member Organization
1st Offense	$500	$1,000
2nd Offense	$1,000	$2,500
Subsequent Offenses	$2,500	$5,000

(9) **Exercise Limits (Rule 309).** Violations of Rule 309 regarding the exercise within any five (5) consecutive business days of aggregate long positions in any class of options traded on the Exchange in excess of the limits outlined in Rule 309 shall be subject to the fines listed below:

Number of Cumulative Violations Within Any Twenty-Four Month Rolling Period	Sanction
First Violation	$500
Second Violation	$1,000
Third Violation	$2,500
Subsequent Violation	$5,000



(10) **Reports Related to Position Limits (Rule 310).** Violations of Rule 310 regarding the failure to accurately report position and account information shall be subject to the fines listed below:

Number of Cumulative Violations Within Any Twenty-Four Month Rolling Period	Sanction
First Violation	$500
Second Violation	$1,000
Third Violation	$2,500
Subsequent Violation	$5,000

(11) **Trading in Restricted Classes (Rule 403).** Violations of Rule 403 of entering into an opening transaction in a restricted class shall be subject to the following sanctions:

Number of Cumulative Violations Within Any Twenty-Four Month Rolling Period	Sanction
1st Offense	$500
2nd Offense	$2,500
3rd Offense	$5,000
Subsequent Offense	Formal Disciplinary Action

(12) **Market Maker Quotations (Rule 605).** Violations of Rule 605(d) regarding continuous quoting requirements shall be subject to the fines listed below. Violations of the rule that continue over consecutive trading days will be subject to a separate fine, pursuant to this paragraph (d)(12), for each day during which the violation occurs and is continuing up to a limit of fifteen consecutive trading days. In calculating fine thresholds for each Market Maker, all violations occurring within the Period in any of the Market Makers registered series are to be added together.

Number of Cumulative Violations Within Any Twenty-Four Month Rolling Period	Sanction
1st Offense	Letter of Caution
Subsequent Offense	$300 per day

(13) **Failure to Timely File Amendments to Form U4, Form U5, and Form BD (Rule 3104).** Any Member and/or Member Organization that is required to file Form U4, Form U5, or Form BD pursuant to the Rules, or the Securities and Exchange Act of 1934, and the rules promulgated thereunder, is required to amend the applicable Form U4, Form U5, or Form BD to keep such forms current at all times. Members and/or Member Organizations shall amend Form U4, Form U5, or Form BD no later than thirty (30) days after the filer knew of or should have known of the need for the amendment.

Number of Cumulative Violations Within Any Twelve Month Rolling Period	Sanction
1st Offense	$500
2nd Offense	$1,000
3rd Offense	$2,000
Subsequent Offense	Formal Disciplinary Action

(14) **Failure to Comply with the Consolidated Audit Trail Compliance Rule Under Chapter XVII.** For failures to comply with the Consolidated Audit Trail Compliance Rule requirements under Chapter XVII, the Exchange may impose a minor rule violation fine of up to $2,500.



(15) **List of Exchange Rule Violations and Recommended Fine Schedule for Violations of Certain Rules Related to the Trading of Equity Securities.**

Recommended Fine Schedule – Rule 1014(d)(15)(A) – (D)

Occurrence*	Individual	Member Firm
First time fined	$100	$500
Second time fined	$300	$1,000
Third time fined	$500	$2,500

* Within a "rolling" 12-month period.

(A) Rule 2202, Preamble, requiring the submission of responses to Exchange requests for trading data within a specified time period.

(B) Rule 2623 requirement to identify short sale orders as such.

(C) Rule 2624 requirement to comply with the locked and crossed market rules.

(D) Rule 2104 Communications with the Public

Recommended Fine Amount for 1014(d)(15)(E) – (F): $100 per violation.

(E) Rule 2202, Interpretation .01 related to the requirement to furnish Exchange-related order, market, and transaction data, as well as financial or regulatory records and information.

(F) Rule 2606(a)(1) requirement for Equities Market Makers to maintain continuous two-sided quotations.

[Adopted: December 13, 2016; amended January 9, 2020 (SR-PEARL-2020-01); amended June 26, 2020 (SR-PEARL-2020-07); amended September 23, 2020 (SR-PEARL-2020-15)]

Rule 1015. Disciplinary Functions

(a) The Exchange may contract with another SRO to perform some or all of the Exchange's disciplinary functions. In that event, the Exchange shall specify to what extent the Rules in this Chapter shall govern Exchange disciplinary actions and to what extent the rules of the other SRO shall govern such actions. Notwithstanding the fact that the Exchange may contract with another SRO to perform some or all of the Exchange's disciplinary functions, the Exchange shall retain ultimate legal responsibility for and control of such functions.

Interpretations and Policies:

.01 The Exchange has entered into a contract with the Financial Industry Regulatory Authority ("FINRA") to provide professional hearing officers and to act as an agent of the Exchange with respect to the disciplinary procedures contained in this Chapter. All of the Rules in this Chapter shall govern Exchange disciplinary actions. Under Rule 1006(a), the professional hearing officer is designated as the Chairman of the Panel. Under Rule 1006(e), the Panel Chairman has the sole responsibility to determine the time and place of all meetings of the Panel, and make all determinations with regard to procedural or evidentiary matters, as well as prescribe the time within which all



documents, exhibits, briefs, stipulations, notices or other written materials must be filed where such is not specified in the Rules.

In the course of discharging his responsibilities hereunder, the professional hearing officer shall apply the standards contained in the FINRA Industry Code of Procedure, and policies, practices and interpretations thereof, so long as the Rules in this Chapter are not in conflict.

[Adopted: December 13, 2016]

Rule 1016. Contracts of Suspended Members

(a) When a Member, other than a Clearing Member, is suspended pursuant to Chapter IX (Summary Suspension), all open short positions of the suspended Member in option contracts and all open positions resulting from exercise of option contracts, other than positions that are secured in full by a specific deposit or escrow deposit in accordance with the Rules of the Clearing Corporation, shall be closed without unnecessary delay by all Members carrying such positions for the account of the suspended Member; provided that the Exchange may cause the foregoing requirement to be temporarily waived for such period as it may determine if it shall deem such temporary waiver to be in the interest of the public or the other Members of the Exchange.

(b) No temporary waiver hereunder by the Exchange shall relieve the suspended Member of its obligations or of damages, nor shall it waive the close out requirements of any other Rules.

(c) When a Clearing Member is suspended pursuant to Chapter IX (Summary Suspension) of these Rules, the positions of such Clearing Member shall be closed out in accordance with the Rules of the Clearing Corporation.

[Adopted: December 13, 2016]

Rule 1017. Failure to Pay Premium

(a) If the Clearing Corporation shall reject an Exchange Transaction because of the failure of the Clearing Member acting on behalf of the purchaser to pay the aggregate premiums due thereon as required by the Rules of the Clearing Corporation, the Member acting as or on behalf of the writer shall have the right either to cancel the transaction by giving notice thereof to the Clearing Member or to enter into a closing writing transaction in respect of the same option contract that was the subject of the rejected Exchange Transaction for the account of the defaulting Clearing Member.

(b) Such action shall be taken as soon as possible and in any event not later than 10:00 a.m. Eastern Time on the business day following the day the Exchange Transaction was rejected by the Clearing Corporation.

[Adopted: December 13, 2016]

Rule 1018. Expedited Suspension Proceeding

(a) **Initiation of Proceeding.**

(1) **Scope of Authority.** With the prior written authorization of the Chief Regulatory Officer ("CRO") or such other senior officers as the CRO may designate, the Exchange may initiate an expedited suspension proceeding with respect to alleged violations of Rule 322 (Disruptive Quoting and Trading Activity Prohibited).



(2) **Service of Notice.** The Exchange shall initiate the proceeding by serving a notice on a Member or associated person of a Member (hereinafter "Respondent"). The Exchange shall serve the notice by personal service or overnight commercial courier. The notice shall be effective upon service.

(3) **Content of Notice**. The notice shall state whether the Exchange is requesting the Respondent to be required to take action or to refrain from taking action. The notice shall be accompanied by:

(i) a declaration of facts, signed by a person with knowledge of the facts contained therein, that specifies the acts that constitute the alleged violation; and

(ii) a proposed order that contains the required elements of a suspension order (except the date and hour of the order's issuance), which are set forth in sub-paragraph (d)(2) of this Rule.

(b) **Appointment of Hearing Panel and Panel Members.**

(1) As soon as practicable after the Exchange initiates a suspension proceeding, a Hearing Panel shall be assigned in accordance with paragraph (a) of Rule 1006.

(2) If at any time a Panel Member determines that he or she has a conflict of interest or bias or circumstances otherwise exist where his or her fairness might reasonably be questioned, or if a Party files a motion to disqualify a Panel Member, the recusal and disqualification proceeding shall be conducted in accordance with Rule 1006(a)(3), except that:

(i) a motion seeking disqualification of a Panel Member must be filed no later than 5 days after the announcement of the Hearing Panel; and

(ii) the Exchange may file a brief in opposition to the Respondent's motion no later than 5 days after service thereof.

(c) **Hearing.**

(1) **When Held**. The hearing shall be held not later than 15 days after service of the notice initiating the suspension proceeding, unless otherwise extended by the Chairman of the Hearing Panel with the consent of the Parties for good cause shown. If a Panel Member is recused or disqualified, the hearing shall be held not later than five days after a replacement Panel Member is appointed.

(2) **Service of Notice of Hearing**. A notice of date, time, and place of the hearing shall be served on the Parties not later than seven days before the hearing, unless otherwise ordered by the Chairman of the Hearing Panel. Service shall be made by personal service or overnight commercial courier. The notice shall be effective upon service.

(3) **Authority of Panel Members**. A Panel Member shall have authority to do all things necessary and appropriate to discharge his or her duties as set forth in Rule 1006.

(4) **Witnesses**. A person who is subject to the jurisdiction of the Exchange shall testify under oath or affirmation. The oath or affirmation shall be administered by a court reporter or a notary public.

(5) **Additional Information**. At any time during its consideration, the Hearing Panel may direct a Party to submit additional information. Any additional information submitted shall be provided to all Parties at least one day before the Hearing Panel renders its decision.



(6) **Transcript**. The hearing shall be recorded by a court reporter and a written transcript thereof shall be prepared. A transcript of the hearing shall be available to the Parties for purchase from the court reporter at prescribed rates. A witness may purchase a copy of the transcript of his or her own testimony from the court reporter at prescribed rates. Proposed corrections to the transcript may be submitted by affidavit to the Hearing Panel within a reasonable time determined by the Hearing Panel. Upon notice to all the Parties to the proceeding, the Hearing Panel may order corrections to the transcript as requested or sua sponte.

(7) **Record and Evidence Not Admitted.** The record shall consist of the notice initiating the proceeding, the declaration, and the proposed order described in sub-paragraph (a)(3) above; the transcript of the hearing; all evidence considered by the Hearing Panel; and any other document or item accepted into the record by the Hearing Panel. The Exchange shall be the custodian of the record. Proffered evidence that is not accepted into the record by the Hearing Panel shall be retained by the custodian of the record until the date when the Exchange's decision becomes final or, if applicable, upon the conclusion of any review by the SEC or federal courts.

(8) **Failure to Appear at a Hearing.** If a Respondent fails to appear at a hearing for which it has notice, the allegations in the notice and accompanying declaration may be deemed admitted, and the Hearing Panel may issue a suspension order without further proceedings. If the Exchange fails to appear at a hearing for which it has notice, the Hearing Panel may order that the suspension proceeding be dismissed.

(d) **Issuance of Suspension Order by Hearing Panel.**

(1) **Basis for Issuance.** The Hearing Panel shall issue a written decision stating whether a suspension order shall be imposed. The Hearing Panel shall issue the decision not later than ten days after receipt of the hearing transcript, unless otherwise extended by the Chairman of the Hearing Panel with the consent of the Parties for good cause shown. A suspension order shall be imposed if the Hearing Panel finds:

(i) by a preponderance of evidence that the alleged violation specified in the notice has occurred; and

(ii) that the violative conduct or continuation thereof is likely to result in significant market disruption or other significant harm to investors.

(2) **Content, Scope, and Form of Order.** A suspension order shall:

(i) be limited to: (1) ordering a Respondent to cease and desist from violating Rule 322, and/or (2) ordering a Respondent to cease and desist from providing access to the Exchange to a client of Respondent that is causing violations of Rule 322;

(ii) set forth the alleged violation and the significant market disruption or other significant harm to investors that is likely to result without the issuance of an order;

(iii) describe in reasonable detail the act or acts the Respondent is to take or refrain from taking and to suspend the Respondent unless and until such action is taken or refrained from; and

(iv) include the date and hour of its issuance.

(3) **Duration of Order.** A suspension order shall remain effective and enforceable unless modified, set aside, limited, or revoked pursuant to paragraph (e), below.



(4) **Service.** The Hearing Panel's decision and any suspension order shall be served by personal service or overnight commercial courier. The suspension order shall be effective upon service.

(e) **Review by Hearing Panel.** At any time after the Respondent is served with a suspension order, a Party may apply to the Hearing Panel to have the order modified, set aside, limited, or revoked. The application shall set forth with specificity the facts that support the request. The Hearing Panel shall respond to the request in writing within ten days after receipt of the request, unless otherwise extended by the Chairman of the Hearing Panel with the consent of the Parties for good cause shown. The Hearing Panel's response shall be served on the Respondent via personal service or overnight commercial courier. The filing of an application under this Rule shall not stay the effectiveness of the suspension order.

(f) **Application to SEC for Review**. Sanctions imposed pursuant to this Rule constitute final and immediately effective disciplinary sanctions imposed by the Exchange. The right to have any action under this Rule reviewed by the SEC is governed by Section 19 of the Exchange Act. The filing of an application for review shall not stay the effectiveness of a suspension order unless the SEC otherwise orders.

[Adopted: February 6, 2017 (SR-PEARL-2017-03)]



Chapter XI. Hearings, Review and Arbitration

The rules contained in MIAX Chapter XI, as such rules may be in effect from time to time (the "Chapter XI Rules"), are hereby incorporated by reference into this MIAX Pearl Chapter XI, and are thus MIAX Pearl Rules and thereby applicable to MIAX Pearl Members. MIAX Pearl Members shall comply with the Chapter XI Rules as though such rules were fully-set forth herein. All defined terms, including any variations thereof, contained in Chapter XI Rules shall be read to refer to the MIAX Pearl related meaning of such term. Solely by way of example, and not in limitation or in exhaustion: the defined term "Exchange" in the Chapter XI Rules shall be read to refer to MIAX Pearl; the defined term "Rule" in the Chapter XI Rules shall be read to refer to MIAX Pearl Rule; the defined term "Business Conduct Committee" in the Chapter XI Rules shall be read to refer to the MIAX Pearl Business Conduct Committee; and the defined term "Member" in the Chapter XI Rules shall be read to refer to the MIAX Pearl Member.

[Adopted: December 13, 2016; amended April 3, 2017 (SR-PEARL-2017-11); amended May 24, 2019 (SR-PEARL-2019-16)



Chapter XII. Organization and Administration

Rule 1200. Divisions of the Exchange

The divisions of the Exchange shall include the Regulatory Division and such other Divisions as the Chief Executive Officer, with the approval of the Board, may establish. The Chief Executive Officer shall appoint a head of every Division and may designate departments within each Division.

[Adopted: December 13, 2016]

Rule 1201. Designees

(a) The Chief Executive Officer ("CEO") or the Chief Regulatory Officer ("CRO") of the Exchange may formally designate one or more qualified employees of MIAX Pearl to act in place of any person named in a rule as having authority to act under such rule in the event that the named person in the rule is not available to administer that rule.

(b) For purposes of a designation by the CEO, a qualified employee is: (1) any officer of MIAX Pearl that the CEO deems to possess the requisite knowledge and job qualifications to administer that rule; or (2) any employee of the Exchange that the CEO and the Board of Directors deems to possess the requisite knowledge and job qualifications to administer that rule.

(c) For purposes of a designation by the CRO, a qualified employee is: (1) any officer of the MIAX Pearl Regulatory Division that the CRO deems to possess the requisite knowledge and job qualifications to administer that rule; or (2) an employee of the MIAX Pearl Regulatory Division that the CRO and the Board of Directors deems to possess the requisite knowledge and job qualifications to administer that rule.

[Adopted: December 13, 2016]

Rule 1202. Membership Dues

(a) The dues payable by Members shall be fixed from time to time by the Board. Dues shall be payable in full on the first day of each month on a nonrefundable basis and shall be applied to the month beginning on that day. The Board may, on the request of a Member who is serving on active duty in the Armed Forces of the United States, waive dues during the period of such service.

(b) In addition to the fees and charges provided for by Rule 1202, the Board may, from time to time, fix and impose other fees, assessments or charges to be paid to the Exchange or to an organization designated by the Exchange by Members or by categories of Members with respect to applications, registrations, approvals, use of Exchange facilities, or other services or privileges granted.

[Adopted: December 13, 2016]

Rule 1203. Other Fees and Charges

(a) **Access Fees.** The access fees payable by Members shall be fixed from time to time by the Board.

(b) **Transaction Fees.** Members shall pay a fee for each transaction they execute on the Exchange, as may be determined by the Board.



(c) **Communication Fees.** The Board may, at its discretion, impose a communication fee for quotes entered on the Exchange in addition to the fee contained in Rule 1202(b).

(d) **Regulatory Fees or Charges.** In addition to the dues and charges specified in this Chapter, the Board may, from time to time, fix and impose other fees, assessments or charges to be paid to the Exchange by Members or by Classes of Members with respect to applications, registrations, approvals, use of Exchange facilities, regulatory oversight or other services or privileges granted.

(e) **Fee Disputes.** All disputes concerning fees, dues or charges assessed by the Exchange must be submitted to the Exchange in writing and must be accompanied by supporting documentation. All disputes related to fees, dues or other charges must be submitted to the Exchange no later than sixty (60) days after the date of the monthly invoice. All Exchange invoices are due in full on a timely basis and payable in accordance with Rule 208. Any disputed amount resolved in the Member's favor will be subsequently credited to the Clearing Member's account at the Clearing Corporation.

[Adopted: December 13, 2016]

Rule 1204. Liability for Payment of Fees

(a) Any Member that does not pay any dues, fees, assessments, charges, fines or other amounts due to the Exchange within thirty (30) days after they have become payable shall be reported to the President, who may, after giving reasonable notice to the Member of such arrearages, suspend the Member's trading privileges until payment is made.

(b) A person associated with a Member who fails to pay any fine or other amounts due to the Exchange within thirty (30) days after such amount has become payable and after reasonable notice of such arrearages, may be suspended from association with a Member until payment is made.

[Adopted: December 13, 2016]

Rule 1205. Exchange's Costs of Defending Legal Proceedings

Any Member or person associated with a Member who fails to prevail in a lawsuit or other legal proceeding instituted by such person against the Exchange or any of its Directors, officers, committee members, limited liability members, employees or agents, and related to the business of the Exchange, shall pay to the Exchange all reasonable expenses, including attorneys' fees, incurred by the Exchange in the defense of such proceeding, but only in the event that such expenses exceed fifty thousand dollars ($50,000). This provision shall not apply to disciplinary actions by the Exchange, to administrative appeals of Exchange actions or in any specific instance where the Board has granted a waiver of this provision.

[Adopted: December 13, 2016]

Rule 1206. Committees of the Exchange

(a) **Establishment of Committees**. The Chief Executive Officer, with the approval of the Board, shall appoint any committee members that are not Directors to committees established by the Board in the By-Laws, or established by the Chief Executive Officer pursuant to authority delegated to him by the Board.



(b) **Removal of Committee Members**. The Chief Executive Officer may, with the approval of the Board, remove any committee member that is not a Director for refusal, neglect, or inability to discharge such committee member's duties.

(c) **Committee Procedures**. Except as otherwise provided in the By-Laws, the Rules or resolution of the Board, each committee shall determine its own time and manner of conducting its meetings and the vote of a majority of the members of a committee present at a meeting at which time a quorum is present shall be the act of the committee. Committees may act informally by written consent of all of the members of the committee.

(d) **General Duties and Powers of Committees.** Each committee shall administer the provisions of the By-Laws and the Rules pertaining to matters within its jurisdiction. Each committee shall have such other powers and duties as may be delegated to it by the Board. Each committee is subject to the control and supervision of the Board.

[Adopted: December 13, 2016]

Rule 1207. Sales Value Fee

(a) The Sales Value Fee is assessed by the Exchange to each Member for sales on the Exchange with respect to which the Exchange is obligated to pay a fee to the Commission pursuant to Section 31 of the Exchange Act. To the extent there may be any excess monies collected under this Rule, the Exchange may retain those monies to help fund general operating expenses. The sales transactions to which the fee applies are sales of options (other than options on a security index) and the sales of securities resulting from the exercise of physical-delivery options. The fee is collected indirectly from Members through their clearing firms by The Options Clearing Corporation on behalf of MIAX Pearl with respect to option sales and options exercises.

(b) The Sales Value Fee is equal to the Section 31 fee rate multiplied by the Member's aggregate dollar amount of covered sales resulting from options transactions occurring on the Exchange during any computational period.

[Adopted: December 13, 2016]



Chapter XIII. Doing Business with the Public

The rules contained in MIAX Chapter XIII, as such rules may be in effect from time to time (the “Chapter XIII Rules”), are hereby incorporated by reference into this MIAX Pearl Chapter XIII, and are thus MIAX Pearl Rules and thereby applicable to MIAX Pearl Members. MIAX Pearl Members shall comply with the Chapter XIII Rules as though such rules were fully-set forth herein. All defined terms, including any variations thereof, contained in Chapter XIII Rules shall be read to refer to the MIAX Pearl related meaning of such term. Solely by way of example, and not in limitation or in exhaustion: the defined term “Exchange” in Chapter XIII Rules shall be read to refer to MIAX Pearl; the defined term “Rule” in the Chapter XIII Rules shall be read to refer to the MIAX Pearl Rule; the defined term “Options Principal” in the Chapter XIII Rules shall be read to refer to the MIAX Pearl Principal; and the defined term “Member” in the Chapter XIII Rules shall be read to refer to the MIAX Pearl Member.

[Adopted: December 13, 2016; amended June 14, 2017 (SR-MIAX-2017-21); amended November 15, 2017 (SR-MIAX-2017-43); amended February 2, 2018 (SR-MIAX-2018-01); amended September 27, 2018 (SR-MIAX-2018-26); amended May 24, 2019 (SR-PEARL-2019-16); amended January 9, 2020 (SR-MIAX-2019-50); amended March 30, 2020 (SR-MIAX-2020-06); amended June 4, 2020 (SR-MIAX-2020-15); amended July 2, 2020 (SR-MIAX-2020-24); amended September 4, 2020 (SR-MIAX-2020-30); amended February 8, 2021 (SR-MIAX-2021-01); amended March 7, 2022 (SR-MIAX-2022-09); amended February 10, 2023 (SR-MIAX-2023-04); amended February 6, 2024 (SR-MIAX-2024-10); amended November 25, 2024 (SR-MIAX-2024-44); amended March 25, 2025; operative April 17, 2025 (SR-MIAX-2025-12); amended May 29, 2025 (SR-MIAX-2025-25)]



Chapter XIV. Order Protection, Locked and Crossed Markets

The rules contained in MIAX Chapter XIV, as such rules may be in effect from time to time (the "Chapter XIV Rules"), are hereby incorporated by reference into this MIAX Pearl Chapter XIV, and are thus MIAX Pearl Rules and thereby applicable to MIAX Pearl Members. MIAX Pearl Members shall comply with the Chapter XIV Rules as though such rules were fully-set forth herein. All defined terms, including any variations thereof, contained in Chapter XIV Rules shall be read to refer to the MIAX Pearl related meaning of such term. Solely by way of example, and not in limitation or in exhaustion: the defined term "Exchange" in Chapter XIV Rules shall be read to refer to MIAX Pearl; the defined term "Rule" in the Chapter XIV Rules shall be read to refer to the MIAX Pearl Rule; the defined term "bid" in the Chapter XIV Rules shall be read to refer to the MIAX Pearl bid; and the defined term "Member" in the Chapter XIV Rules shall be read to refer to the MIAX Pearl Member.

[Adopted: December 13, 2016; amended June 14, 2017 (SR-MIAX-2017-21); amended May 24, 2019 (SR-PEARL-2019-16); amended December 3, 2019 (SR-MIAX-2019-48)]



Chapter XV. Margins

The rules contained in MIAX Chapter XV, as such rules may be in effect from time to time (the “Chapter XV Rules”), are hereby incorporated by reference into this MIAX Pearl Chapter XV, and are thus MIAX Pearl Rules and thereby applicable to MIAX Pearl Members. MIAX Pearl Members shall comply with the Chapter XV Rules as though such rules were fully-set forth herein. All defined terms, including any variations thereof, contained in Chapter XV Rules shall be read to refer to the MIAX Pearl related meaning of such term. Solely by way of example, and not in limitation or in exhaustion: the defined term “Exchange” in Chapter XV Rules shall be read to refer to MIAX Pearl; the defined term “Rule” in the Chapter XV Rules shall be read to refer to the MIAX Pearl Rule; and the defined term “Member” in the Chapter XV Rules shall be read to refer to the MIAX Pearl Member.

[Adopted: December 13, 2016; amended May 24, 2019 (SR-PEARL-2019-16)]



Chapter XVI. Net Capital Requirements

The rules contained in MIAX Chapter XVI, as such rules may be in effect from time to time (the “Chapter XVI Rules”), are hereby incorporated by reference into this MIAX Pearl Chapter XVI, and are thus MIAX Pearl Rules and thereby applicable to MIAX Pearl Members. MIAX Pearl Members shall comply with the Chapter XVI Rules as though such rules were fully-set forth herein. All defined terms, including any variations thereof, contained in Chapter XVI Rules shall be read to refer to the MIAX Pearl related meaning of such term. Solely by way of example, and not in limitation or in exhaustion: the defined term “Exchange” in Chapter XVI Rules shall be read to refer to MIAX Pearl; the defined term “Rule” in the Chapter XVI Rules shall be read to refer to the MIAX Pearl Rule; and the defined term “Member” in the Chapter XVI Rules shall be read to refer to the MIAX Pearl Member.

[Adopted: December 13, 2016; amended May 24, 2019 (SR-PEARL-2019-16)]



Chapter XVII. Consolidated Audit Trail Compliance Rule

The rules contained in MIAX Chapter XVII, as such rules may be in effect from time to time (the "Chapter XVII Rules"), are hereby incorporated by reference into this MIAX Pearl Chapter XVII, and are thus MIAX Pearl Rules and thereby applicable to MIAX Pearl Members. MIAX Pearl Members shall comply with the Chapter XVII Rules as though such rules were fully-set forth herein. All defined terms, including any variations thereof, contained in Chapter XVII Rules shall be read to refer to the MIAX Pearl related meaning of such term. Solely by way of example, and not in limitation or in exhaustion: the defined term "Exchange" in Chapter XVII Rules shall be read to refer to MIAX Pearl; the defined term "Rule" in the Chapter XVII Rules shall be read to refer to the MIAX Pearl Rule; and the defined term "Member" in the Chapter XVII Rules shall be read to refer to the MIAX Pearl Member.

For purposes of MIAX Rule 1703(a)(3), orders that are posted to the MIAX Pearl Book are considered quotes when submitted by an Options Market Maker in an assigned symbol on MIAX Pearl.

[Adopted: March 15, 2017 (SR-PEARL-2017-04); amended August 18, 2017 (SR-MIAX-2017-35); amended May 24, 2019 (SR-PEARL-2019-16); amended March 30, 2020 (SR-PEARL-2020-04); amended June 22, 2020 (SR-MIAX-2020-18); amended July 31, 2020 (SR-MIAX-2020-27); amended January 11, 2021 (SR-MIAX-2020-38); amended January 24, 2024 (SR-MIAX-2024-04)]



Chapter XVIII. Index Options

The rules contained in MIAX Chapter XVIII, as such rules may be in effect from time to time (the “Chapter XVIII Rules”), are hereby incorporated by reference into this MIAX Pearl Chapter XVIII, and are thus MIAX Pearl Rules and thereby applicable to MIAX Pearl Members. MIAX Pearl Members shall comply with the Chapter XVIII Rules as though such rules were fully-set forth herein. All defined terms, including any variations thereof, contained in Chapter XVIII Rules shall be read to refer to the MIAX Pearl related meaning of such term. Solely by way of example, and not in limitation or in exhaustion: the defined term “Exchange” in Chapter XVIII Rules shall be read to refer to MIAX Pearl; the defined term “Rule” in the Chapter XVIII Rules shall be read to refer to the MIAX Pearl Rule; and the defined term “Member” in the Chapter XVIII Rules shall be read to refer to the MIAX Pearl Member. Any reference to MIAX Rule 506(d) will be construed to reference corresponding MIAX Pearl Rule 506(e).

[Adopted: April 12, 2018 (SR-PEARL-2018-02); amended August 30, 2018 (SR-MIAX-2018-24); amended October 12, 2018 (SR-MIAX-2018-14); amended November 9, 2018 (SR-MIAX-2018-32); amended May 24, 2019 (SR-PEARL-2019-16); amended June 19, 2019 (SR-MIAX-2019-25); amended May 18, 2020 (SR-MIAX-2020-08); amended April 29, 2021 (SR-MIAX-2021-09); amended October 27, 2022 (SR-MIAX-2022-39); amended November 14, 2023 (SR-MIAX-2023-44); amended September 25, 2024 (SR-MIAX-2024-38); amended March 27, 2025 (SR-MIAX-2025-16)]



Chapter XIX. General Provisions-MIAX Pearl Equities

Rule 1900. Applicability

(a) The Rules contained in Chapters XIX to XXX herein are the Exchange Rules applicable to the trading of equity securities, the handling of orders for equity securities, and the conduct of accounts and other matters relating to the trading of equity securities on MIAX Pearl Equities.

(b) Except to the extent that specific Rules relating to equities trading govern or unless the context otherwise requires, the provisions of the Exchange Rules shall be applicable to Equity Members and to the trading of equity securities on MIAX Pearl Equities and, for purposes of their application with respect to Equity Members and equities trading, shall be interpreted in light of the nature of equities trading and the MIAX Pearl Equities market, and the fact that equity securities on MIAX Pearl Equities shall be traded electronically through the System. To the extent that the provisions of the Rules relating to equities trading contained in Chapters XIX to XXX are inconsistent with any other provisions of the Exchange Rules, the Rules relating to equities trading shall control.

(c) For marketing and other purposes, the Exchange's equities market facility may be referred to as "MIAX Pearl Equities."

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 1901. Definitions

With respect to the Chapters XIX to XXX below, relating to the trading of equity securities on the Exchange, the following terms shall have the meanings specified in this Exchange Rule. A term defined elsewhere in the Exchange Rules shall have the same meaning with respect to this Exchange Rule 1901, unless otherwise defined below.

Aggressing Order
The term **"Aggressing Order"** is an order to buy (sell) that is or becomes marketable against sell (buy) interest on the MIAX Pearl Equities Book. A resting order may become an Aggressing Order if its working price changes, if the PBBO or NBBO is updated, because of changes to other orders on the MIAX Pearl Equities Book, or when processing inbound messages.

Displayed Price
The term **"displayed price"** means the price at which a Limit Order is displayed, which may be different from the limit price or working price of the order.

Early Trading Session
The term **"Early Trading Session"** shall mean the time between 4:00 a.m. and 9:30 a.m. Eastern Time.

Equities Order Entry Firm
The term **"Equities Order Entry Firm", "Order Entry Firm"**, or **"OEF"**, shall mean those Equity Members representing orders as agent on MIAX Pearl Equities and those non-Equity Market Maker Members conducting proprietary trading.

Equities Market Maker
The term **"Equities Market Maker"** shall mean an Equity Member that acts as a Market Maker in equity securities, pursuant to Chapter XXVI.



Equity Member

The term **"Equity Member"** is a Member authorized by the Exchange to transact business on MIAX Pearl Equities.

Late Trading Session

The term **"Late Trading Session"** shall mean the time between 4:00 p.m. and 8:00 p.m. Eastern Time.

MIAX Pearl Equities

The term **"MIAX Pearl Equities"** shall mean MIAX Pearl Equities, a facility of MIAX PEARL, LLC.

MIAX Pearl Equities Book

The term **"MIAX Pearl Equities Book"** shall mean the electronic book of orders in equity securities maintained by the System.

NBB, NBO and NBBO

With respect to the trading of equity securities, the term **"NBB"** shall mean the national best bid, the term **"NBO"** shall mean the national best offer, and the term **"NBBO"** shall mean the national best bid and offer.

Protected NBB, Protected NBO and Protected NBBO

With respect to the trading of equity securities, the term **"Protected NBB"** or **"PBB"** shall mean the national best bid that is a Protected Quotation, the term **"Protected NBO"** or **"PBO"** shall mean the national best offer that is a Protected Quotation, and the term **"Protected NBBO"** or **"PBBO"** shall mean the national best bid and offer that is a Protected Quotation.

Protected Bid, Protected Offer and Protected Quotation

With respect to the trading of equity securities, the term **"Protected Bid"** or **"Protected Offer"** shall mean a bid or offer in a stock that is (i) displayed by an automated trading center; (ii) disseminated pursuant to an effective national market system plan; and (iii) an automated quotation that is the best bid or best offer of a national securities exchange or association. The term **"Protected Quotation"** shall mean a quotation that is a Protected Bid or Protected Offer.

Qualified Clearing Agency

The term **"Qualified Clearing Agency"** means a clearing agency registered with the Commission pursuant to Section 17A of the Exchange Act that is deemed qualified by the Exchange.

Registered Broker or Dealer

The term **"registered broker or dealer"** means any registered broker or dealer, as defined in Section 3(a)(48) of the Exchange Act, that is registered with the Commission under the Exchange Act.

Regular Trading Hours

The term **"Regular Trading Hours"** means the time between 9:30 a.m. and 4:00 p.m. Eastern Time.

Regular Trading Session

The term **"Regular Trading Session"** shall mean the time between the completion of the Opening Process or Contingent Open as defined in Exchange Rule 2615 and 4:00 p.m. Eastern Time.

User

The term **"User"** shall mean any Member or Sponsored Participant who is authorized to obtain access to the System pursuant to Exchange Rule 2602.



UTP Security

The term **"UTP Security"** shall mean an equity security that is listed on a national securities exchange other than on the Exchange and that trades on MIAX Pearl Equities pursuant to unlisted trading privileges.

Working price

The term "**working price**" means the price at which an order is eligible to trade at any given time, which may be different from the limit price or display price of the order.

[Adopted: August 14, 2020 (SR-PEARL-2020-03); amended March 30, 2021 (SR-PEARL-2021-08); amended March 9, 2023, operative March 30, 2023 (SR-PEARL-2023-11); amended December 14, 2023 (SR-PEARL-2023-71) amended October 3, 2024; operative February 20, 2025 (SR-PEARL-2024-47)]



Chapter XX. Participation of MIAX Pearl Equities

Rule 2000. Equity Participation

(a) These Rules establish a new category of Exchange Member participation called “Equity Member.” Only Equity Members may transact business on MIAX Pearl Equities via the System. Equity Members may trade equity securities for their own proprietary accounts or, if authorized to do so under applicable law and SEC rules and regulations, may conduct business on behalf of customers.

(b) A prospective Equity Member must:

(1) complete an Equity Member Application in a form prescribed by the Exchange;

(2) provide such other information as required by the Exchange;

(3) be an existing member or become a Member of the Exchange, pursuant to Chapter II (Access), and continue to abide by the requirements of the Chapter II Exchange Rules with respect to participation in MIAX Pearl Equities; and

(4) enter into an Equity Member Agreement in a form specified by the Exchange, agree to abide by the same as it has been or shall be from time to time amended, and pledge to abide by the Exchange Rules as amended from time to time, and by all circulars, notices, directives or decisions adopted pursuant to or made in accordance with Exchange Rules.

(c) Upon completion of the Equity Member application, the Exchange, or person(s) designated by the Exchange (“designee”) shall consider whether to approve the application, unless there is just cause for delay. In its consideration process, the Exchange may conduct an investigation as it deems appropriate and may take such steps as it deems necessary to confirm the information provided by the applicant. Within thirty (30) days after the Exchange or its designee has completed its consideration of an application, it shall provide written notice of the action of the Exchange, and if disapproved, specify the grounds for such disapproval.

(d) These Rules place no limit on the number of qualifying entities that may become Equity Members. However, based on system constraints or capacity restrictions, approval of qualifying applications for Equity Members may, in limited circumstances, be temporarily deferred. To the extent that the Board places limitations on otherwise qualified applicants to act as Equity Members, such limits shall be objectively determined and submitted to the Commission for approval pursuant to a rule change filing under Section 19(b) of the Exchange Act.

(e) Equity Member status cannot be leased or transferred except in the event of a change in control or corporate reorganization involving an Equity Member. In such case, Equity Member status may be transferred to a qualified affiliate or successor upon written notice to the Exchange or its designee.

(f) Every Equity Member shall file with the Exchange and keep current an address where notices may be served.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2001. Requirements for Equities Participation

(a) Equity Members may be corporations, partnerships, limited liability companies or sole proprietorships organized under the laws of a jurisdiction of the United States, or such other jurisdiction as the Exchange may approve.



(b) Equity Members must be Clearing Members or establish a clearing arrangement with a Clearing Member.

(c) Equity Members must have demonstrated ability to adhere to all applicable Exchange, SEC, Qualified Clearing Agency and Federal Reserve Board policies, rules and regulations related to the trading of equities, including those concerning record-keeping, reporting, finance and trading procedures and be able to satisfactorily demonstrate reasonably adequate systems capability and capacity.

(d) All associated persons of Equity Members must be supervised in accordance with Chapter XXIII.

(e) Every Equity Member shall have as the principal purpose of being an Equity Member the conduct of a securities business. Such a purpose shall be deemed to exist if and so long as:

(1) the Equity Member has qualified and acts in respect of its business on MIAX Pearl Equities as either an OEF or an Equities Market Maker, or both; and

(2) all transactions effected by the Equity Member are in compliance with Section 11(a) of the Exchange Act and the rules and regulations adopted thereunder.

(f) Every Equity Member shall at all times maintain membership in another registered exchange that is not registered solely under Section 6(g) of the Exchange Act, or in FINRA. Equity Members that transact business with public customers shall at all times be members of FINRA. If such other registered exchange has not been designated by the Commission, pursuant to Rule 17d-1 under the Exchange Act, to examine Members for compliance with financial responsibility rules, then such applicant must have and maintain a membership in FINRA.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2002. Persons Associated with Equity Members

Persons associated with Equity Members shall be bound by the Exchange Rules and the Rules of the Qualified Clearing Agency. The Exchange may discipline, suspend or terminate the registration with the Exchange of any person associated with an Equity Member for violation of the Rules of the Exchange.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2003. Good Standing for Equity Members

(a) To remain in good standing, all Equity Members must:

(1) continue to satisfy the qualification requirements specified by the Exchange, as amended from time to time by the Exchange;

(2) comply with the Exchange Rules; and

(3) pay on a timely basis such participation, transaction and other fees as the Exchange and/or MIAX Pearl Equities shall prescribe.

(b) The good standing of an Equity Member may be suspended, terminated or otherwise withdrawn, as provided in Chapter IX (Summary Suspension), if any of the conditions of Exchange Rules 2000 or 2002 are not met or the Equity Member violates any of its agreements with the Exchange and/or MIAX Pearl Equities or any of the provisions of the Exchange Rules.



(c) Unless an Equity Member is in good standing, the Equity Member shall have no rights or privileges of equity participation except as otherwise provided by law or Rules, shall not hold himself or itself out for any purpose as an Equity Member, and shall not deal with the Exchange and/or MIAX Pearl Equities on any basis except as a non-Member.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]



Chapter XXI. Rules of Fair Practice

Rule 2100. Business Conduct of Members

An Equity Member, in the conduct of its business, shall observe high standards of commercial honor and just and equitable principles of trade.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2101. Violations Prohibited

Equity Members and persons associate with Equity Members shall comply with MIAX Rule 300, Adherence to Law, as if such rule were part of the MIAX Pearl Equities' Rules.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2102. Use of Fraudulent Devices

No Equity Member shall effect any transaction in, or induce the purchase or sale of, any security by means of any manipulative, deceptive or other fraudulent device or contrivance.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2103. False Statements

No Equity Member or applicant for membership as an Equity Member, or person associated with an Equity Member or applicant, shall make any false statements or misrepresentations in any application, report or other communication to the Exchange. No Equity Member or person associated with an Equity Member shall make any false statement or misrepresentation to any Exchange committee, officer, the Board or any designated examining authority in connection with any matter within the jurisdiction of the Exchange.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2104. Communications with the Public

Equity Members and persons associated with an Equity Member shall comply with FINRA Rule 2210 (except FINRA Rule 2210(c)) as if such Rule were part of the Exchange's Rules. The Exchange and FINRA are parties to an agreement pursuant to which FINRA has agreed to perform certain functions on behalf of the Exchange. Therefore, Equity Members are complying with Exchange Rule 2104 by complying with FINRA Rule 2210 as written. In addition, functions performed by FINRA, FINRA departments, and FINRA staff under Exchange Rule 2104 are being performed by FINRA on the Exchange's behalf.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]



Rule 2105. Know Your Customer

Equity Members shall comply with FINRA Rule 2090 as if such rule were part of the MIAX Pearl Equities' Rules.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2106. Fair Dealing with Customers

All Equity Members have a fundamental responsibility for fair dealing with their customers. Practices which do not represent fair dealing include, but are not limited to, the following:

(a) Recommending speculative securities to customers without knowledge of or an attempt to obtain information concerning the customers' other securities holdings, their financial situation and other necessary data. This prohibition has particular application to high pressure telephonic sales campaigns;

(b) Excessive activity in customer accounts (churning or overtrading) in relation to the objectives and financial situation of the customer;

(c) Establishment of fictitious accounts in order to execute transactions which otherwise would be prohibited or which are contrary to the Equity Member's policies;

(d) Causing the execution of transactions which are unauthorized by customers or the sending of confirmations in order to cause customers to accept transactions not actually agreed upon;

(e) Unauthorized use or borrowing of customer funds or securities; and

(f) Recommending the purchase of securities or the continuing purchase of securities in amounts which are inconsistent with the reasonable expectation that the customer has the financial ability to meet such a commitment.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2107. Suitability

(a) Equity Members and associated persons of an Equity Member shall comply with FINRA Rule 2111 as if such Rule were part of the Exchange's Rules.

(b) For purposes of this Exchange Rule:

(1) References to FINRA Rules 2111 and 4512 shall be construed as references to Exchange Rules 2107 and 2201, respectively;

(2) References to "FINRA's rules" shall be construed as references to "Exchange Rules"; and

(3) References to FINRA Rule 2214 shall be disregarded, and no comparable Exchange Rule shall apply to activities of Equity Members in connection with investment analysis tools.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]



Rule 2108. The Prompt Receipt and Delivery of Securities

(a) **Purchases**. No Equity Member may accept a customer's purchase order for any security until it has first ascertained that the customer placing the order or its agent agrees to receive securities against payment in an amount equal to any execution, even though such an execution may represent the purchase of only a part of a larger order.

(b) **Sales.** No Equity Member shall execute a sale order for any customer or for its own account in any security unless such sale complies with the applicable provisions of the Exchange Act, including Regulation SHO.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2109. Charges for Services Performed

Charges, if any, for services performed, including, but not limited to, miscellaneous services such as collection of monies due for principal, dividends, or interest; exchange or transfer of securities; appraisals, safe-keeping or custody of securities, and other services shall be reasonable and not unfairly discriminatory among customers.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2110. Use of Information Obtained in a Fiduciary Capacity

An Equity Member who, in the capacity of paying agent, transfer agent, trustee, or any other similar capacity has received information as to the ownership of securities, shall not make use of such information for the purpose of soliciting purchases, sales, or exchanges except at the request, and on behalf, of the issuer.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2111. Publication of Transactions and Quotations

No Equity Member shall publish or circulate, or cause to be published or circulated, any notice, circular, advertisement, newspaper article, investment service, or communication of any kind which purports to report any transaction as a purchase or sale of any security unless such Equity Member believes that such transaction was a bona fide purchase or sale of such security; or which purports to quote the bid price or asked price for any security, unless such Equity Member believes that such quotation represents a bona fide bid for, or offer of, such security.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2112. Offers at Stated Prices

No Equity Member shall make an offer to buy from or sell to any person any security at a stated price unless such Equity Member is prepared to purchase or sell, as the case may be, at such price and under such conditions as are stated at the time of such offer to buy or sell.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2113. Payments Involving Publications that Influence the Market Price of a Security

(a) Except as provided in paragraph (b), no Equity Member shall directly or indirectly, give, permit to be given, or offer to give anything of value to any person for the purpose of influencing or rewarding the action of such person in



connection with the publication or circulation in any electronic or other public media, including any investment service or similar publication, website, newspaper, magazine or other periodical, radio, or television program of any matter that has, or is intended to have, an effect upon the market price of any security.

(b) The prohibitions in paragraph (a) shall not apply to compensation paid to a person in connection with the publication or circulation of:

(1) a communication that is clearly distinguishable as paid advertising;

(2) a communication that discloses the receipt of compensation and the amount thereof in accordance with Section 17(b) of the Securities Act; or

(3) a research report, as that term is defined in FINRA Rule 2241.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2114. Customer Confirmations

An Equity Member, at or before the completion of each transaction with a customer, shall give or send to such customer such written notification or confirmation of the transaction as is required by Rule 10b-10 of the Exchange Act.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2115. Disclosure of Control Relationship with Issuer

An Equity Member controlled by, controlling, or under common control with, the issuer of any security, shall disclose to a customer the existence of such control before entering into any contract with or for such customer for the purchase or sale of such security, and if such disclosure is not made in writing, it shall be supplemented by the giving or sending of a written disclosure to the customer at or before completion of the transaction.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2116. Discretionary Accounts

(a) **Excessive Transactions**. No Equity Member shall effect any purchase or sale transactions with, or for, any customer's account in respect of which such Equity Member is vested with any discretionary power if such transactions are excessive in size or frequency in view of the financial resources and character of such account.

(b) **Authorization and Acceptance of Account**. No Equity Member or Registered Representative shall exercise any discretionary power in a customer's account unless such customer has given prior written authorization and the account has been accepted by the Equity Member, as evidenced in writing by a person duly designated by the Equity Member, in accordance with Exchange Rule 2300.

(c) **Approval and Review of Transactions**. The Equity Member or person duly designated shall approve promptly in writing each discretionary order entered and shall review all discretionary accounts at frequent intervals in order to detect and prevent transactions which are excessive in size or frequency in view of the financial resources and character of the account.



(d) **Exceptions**. This Exchange Rule shall not apply to:

(1) discretion as to the price at which or the time when an order given by a customer for the purchase or sale of a definite amount of a specified security shall be executed, except that the authority to exercise time and price discretion will be considered to be in effect only until the end of the business day on which the customer granted such discretion, absent a specific, written contrary indication signed and dated by the customer. This limitation shall not apply to time and price discretion exercised in an institutional account, as defined in Exchange Rule 2705. Any exercise of time and price discretion must be reflected on the order ticket;

(2) bulk exchanges at net asset value of money market mutual funds ("funds") utilizing negative response letters provided:

(A) The bulk exchange is limited to situations involving mergers and acquisitions of funds, changes of clearing members and exchanges of funds used in sweep accounts:

(B) The negative response letter contains a tabular comparison of the nature and amount of the fees charged by each fund;

(C) The negative response letter contains a comparative description of the investment objectives of each fund and a prospectus of the fund to be purchased; and

(D) The negative response feature will not be activated until at least 30 days after the date on which the letter was mailed.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2117. Improper Use of Customer's Securities or Funds; Prohibition Against Guarantees and Sharing in Accounts

(a) **Improper Use**. No Equity Member or person associated with an Equity Member shall make improper use of a customer's securities or funds.

(b) **Prohibition Against Guarantees**. No Equity Member or person associated with an Equity Member shall guarantee a customer against loss in connection with any securities transaction or in any securities account of such customer.

(c) **Sharing in Accounts; Extent Permissible**.

(1) (A) Except as provided in paragraph (c)(2), no Equity Member or person associated with an Equity Member shall share directly or indirectly in the profits or losses in any account of a customer carried by the Equity Member or any other Equity Member; provided, however, that an Equity Member or person associated with an Equity Member may share in the profits or losses in such an account if:

(i) such person associated with an Equity Member obtains prior written authorization from the Equity Member employing the associated person;

(ii) such Equity Member or person associated with an Equity Member obtains prior written authorization from the customer; and



(iii) such Equity Member or person associated with an Equity Member shares in the profits or losses in any account of such customer only in direct proportion to the financial contributions made to such account by either the Equity Member or person associated with an Equity Member.

(B) Exempt from the direct proportionate share limitation of paragraph (c)(1)(A)(iii) are accounts of the immediate family of such Equity Member or person associated with an Equity Member. For purposes of this Exchange Rule, the term "immediate family" shall include parents, mother-in-law or father-in-law, husband or wife, children, or any relative to whose support the Equity Member or person associated with an Equity Member otherwise contributes directly or indirectly.

(2) Notwithstanding the prohibition of paragraph (c)(1), an Equity Member or person associated with an Equity Member that is acting as an investment adviser may receive compensation based on a share in profits or gains in an account if:

(A) such person associated with an Equity Member seeking such compensation obtains prior written authorization from the Equity Member employing the associated person;

(B) such Equity Member or person associated with an Equity Member seeking such compensation obtains prior written authorization from the customer; and

(C) all of the conditions in Rule 205-3 of the Investment Advisers Act (as the same may be amended from time to time) are satisfied.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2118. Influencing or Rewarding Employees of Others

(a) No Equity Member or person associated with an Equity Member shall, directly or indirectly, give or permit to be given anything of value, including gratuities, in excess of one hundred dollars per individual per year to any person, principal, proprietor, employee, agent or representative of another person where such payment or gratuity is in relation to the business of the employer, of the recipient of the payment, or gratuity. A gift of any kind is considered a gratuity.

(b) This Exchange Rule shall not apply to contracts of employment with or to compensation for services rendered by persons enumerated in paragraph (a) provided that there is in existence prior to the time of employment or before the services are rendered, a written agreement between the member and the person who is to be employed to perform such services. Such agreement shall include the nature of the proposed employment, the amount of the proposed compensation, and the written consent of such person's employer or principal.

(c) A separate record of all payments or gratuities in any amount known to the Equity Member, the employment agreement referred to in paragraph (b) and any employment compensation paid as a result thereof shall be retained by the Equity Member for the period specified by Exchange Act Rule 17a-4.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]



Rule 2119. Telemarketing

Equity Members shall comply with MIAX Rule 1325, Telemarketing, as if such rule were part of the MIAX Pearl Equities' Rules.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2120. Customer Disclosures

No Equity Member may accept an order from a customer for execution in the Early Trading Session or Late Trading Session without disclosing to such customer that extended hours trading involves material trading risks, including the possibility of lower liquidity, high volatility, changing prices, unlinked markets, an exaggerated effect from news announcements, wider spreads and any other relevant risk. The absence of an updated underlying index value or intraday indicative value is an additional trading risk in extended hours for UTP Securities (as defined in Rule 1900). The disclosures required pursuant to this Rule may take the following form or such other form as provides substantially similar information:

(a) Risk of Lower Liquidity. Liquidity refers to the ability of market participants to buy and sell securities. Generally, the more orders that are available in a market, the greater the liquidity. Liquidity is important because with greater liquidity it is easier for investors to buy or sell securities, and as a result, investors are more likely to pay or receive a competitive price for securities purchased or sold. There may be lower liquidity in extended hours trading as compared to regular market hours. As a result, your order may only be partially executed, or not at all.

(b) Risk of Higher Volatility. Volatility refers to the changes in price that securities undergo when trading. Generally, the higher the volatility of a security, the greater its price swings. There may be greater volatility in extended hours trading than in regular market hours. As a result, your order may only be partially executed, or not at all, or you may receive an inferior price in extended hours trading than you would during regular market hours.

(c) Risk of Changing Prices. The prices of securities traded in extended hours trading may not reflect the prices either at the end of regular market hours, or upon the opening of the next morning. As a result, you may receive an inferior price in extended hours trading than you would during regular market hours.

(d) Risk of Unlinked Markets. Depending on the extended hours trading system or the time of day, the prices displayed on a particular extended hours system may not reflect the prices in other concurrently operating extended hours trading systems dealing in the same securities. Accordingly, you may receive an inferior price in one extended hours trading system than you would in another extended hours trading system.

(e) Risk of News Announcements. Normally, issuers make news announcements that may affect the price of their securities after regular market hours. Similarly, important financial information is frequently announced outside of regular market hours. In extended hours trading, these announcements may occur during trading, and if combined with lower liquidity and higher volatility, may cause an exaggerated and unsustainable effect on the price of a security.

(f) Risk of Wider Spreads. The spread refers to the difference in price between what you can buy a security for and what you can sell it for. Lower liquidity and higher volatility in extended hours trading may result in wider than normal spreads for a particular security.

(g) Risk of Lack of Calculation or Dissemination of Underlying Index Value or Intraday Indicative Value ("IIV"). For certain derivative securities products, an updated underlying index value or IIV may not be calculated or publicly disseminated in extended trading hours. Since the underlying index value and IIV are not calculated or widely



disseminated during extended hours trading sessions, an investor who is unable to calculate implied values for certain derivative securities products in those sessions may be at a disadvantage to market professionals.

[Amended October 3, 2024; operative February 20, 2025 (SR-PEARL-2024-47))



Chapter XXII. Books, Records, and Reports

Rule 2200. General Requirements

Equity Members and persons associate with Equity Members shall comply with FINRA Rule 4511 as if such rule were part of the MIAX Pearl Equities' Rules. For purposes of this Exchange Rule, references to "FINRA rules" shall be construed to as references to "Exchange Rules" and references to "FINRA books and records" shall be construed as references to "Exchange books and records".

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2201. Customer Account Information

(a) Equity Members and persons associated with an Equity Member shall comply with FINRA Rule 4512 as if such rule were part of the Exchange's Rules

(b) For purposes of this Exchange Rule:

(1) References to NASD Rule 2510 (or any successor FINRA rule) shall be construed as references to Exchange Rule 2115;

(2) References to Rules 2070, 2090, and 4512 shall be construed as references to Exchange Rules 2806, 2105, and 2201;

(3) References to "a prior FINRA rule" shall be construed as references to "a FINRA Rule in effect prior to the effectiveness of FINRA Rule 4512";

(4) The Exchange and FINRA are parties to a Regulatory Contract pursuant to which FINRA has agreed to perform certain functions on behalf of the Exchange. Therefore, Equity Members are complying with Exchange Rule 2201 by complying with FINRA Rule 4512 as written, including, for example, providing information required by FINRA staff. In addition, functions performed by FINRA, FINRA departments, and FINRA staff under Exchange Rule 2201 are being performed by FINRA on behalf of the Exchange.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2202. Furnishing of Records

Every Equity Member shall furnish to the Exchange, upon request and in a time and manner required by the Exchange, current copies of any financial information filed with the Commission, as well as any records, files, or financial information pertaining to transactions executed on or through the Exchange. Further, the Exchange shall be allowed access, at any time, to the books and records of the Equity Member in order to obtain or verify information related to transactions executed on or through the Exchange or activities relating to the Exchange.



(a) **Equity Member's Response Time to Exchange Requests.** Consistent with the responsibility of the Exchange and the Commission to provide for timely regulatory investigations, the Exchange has adopted the following general time parameters within which Equity Members are required to respond to Exchange requests for trading data:

(1) 1st Request 10 business days

(2) 2nd Request 5 business days

(3) 3rd Request 5 business days

The third request letter will be sent to the Equity Member's compliance officer and/or senior officer. Notwithstanding the parameters listed above, the Exchange reserves the right, in its sole discretion, to require information to be provided more quickly than described above.

.01 **Regulatory Data Submission Requirement**. Equity Members shall submit to the Exchange such Exchange-related order, market and transaction data as the Exchange by Regulatory Circular may specify, in such form and on such schedule as the Exchange may require.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2203. Record of Written Complaints

Equity Members and persons associated with an Equity Member shall comply with FINRA Rule 4513 as if such rule were part of the MIAX Pearl Equities' Rules.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2204. Disclosure of Financial Condition

Equity Members shall comply with MIAX Rule 1313, Statement of Financial Condition to Customers, as if such rule were part of the MIAX Pearl Equities' Rules.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]



Chapter XXIII. Supervision

Rule 2300. Supervision

(a) **Supervisory System**. Each Member shall establish and maintain a system to supervise the activities of each associated person that is reasonably designed to achieve compliance with applicable securities laws and regulations, and with applicable Exchange Rules. Final responsibility for proper supervision shall rest with the Member. A Member's supervisory system shall provide, at a minimum, for the following:

(1) The establishment and maintenance of written procedures as required by this Exchange Rule 2300.

(2) The designation, where applicable, of an appropriately registered principal(s) with authority to carry out the supervisory responsibilities of the Member for each type of business in which it engages for which registration as a broker-dealer is required.

(3) The registration and designation as a branch office or an office of supervisory jurisdiction (OSJ) of each location, including the main office, that meets the definitions contained in paragraph (e) of this Exchange Rule 2300.

(4) The designation of one or more appropriately registered principals in each OSJ and one or more appropriately registered representatives or principals in each non-OSJ branch office with authority to carry out the supervisory responsibilities assigned to that office by the Member.

(5) The assignment of each registered person to an appropriately Registered Representative(s) or principal(s) who shall be responsible for supervising that person's activities.

(6) The use of reasonable efforts to determine that all supervisory personnel are qualified, either by virtue of experience or training, to carry out their assigned responsibilities.

(7) The participation of each Registered Representative and Registered Principal, either individually or collectively, no less than annually, in an interview or meeting conducted by persons designated by the Member at which compliance matters relevant to the activities of the representative(s) and principal(s) are discussed. Such interview or meeting may occur in conjunction with the discussion of other matters and may be conducted at a central or regional location or at the representative's(') or principal's(') place of business.

(b) **Written Procedures.**

(1) **General Requirements.** Each Member shall establish, maintain, and enforce written procedures to supervise the types of business in which it engages and the activities of its associated persons that are reasonably designed to achieve compliance with applicable securities laws and regulations, and with applicable Exchange Rules.

(2) **Review of Member's Investment Banking and Securities Business**. The supervisory procedures required by this paragraph (b) shall include procedures for the review by a Registered Principal, evidenced in writing, of all transactions relating to the investment banking or securities business of the Member.

(3) [Reserved]

(4) **Review of Correspondence and Internal Communications**. The supervisory procedures required by this paragraph (b) shall include procedures for the review of incoming and outgoing written (including electronic) correspondence and internal communications relating to the Member's investment banking or securities business.



The supervisory procedures must be appropriate for the Member's business, size, structure, and customers. The supervisory procedures must require the Member's review of:

(A) incoming and outgoing written (including electronic) correspondence to properly identify and handle in accordance with firm procedures, customer complaints, instructions, funds and securities, and communications that are of a subject matter that require review under Exchange Rules and federal securities laws.

(B) internal communications to properly identify those communications that are of a subject matter that require review under Exchange Rules and federal securities laws.

Reviews of correspondence and internal communications must be conducted by a Registered Principal and must be evidenced in writing, either electronically or on paper.

(5) **Review of Customer Complaints.** The supervisory procedures required by this paragraph (b) shall include procedures to capture, acknowledge, and respond to all written (including electronic) customer complaints.

(6) **Documentation and Supervision of Supervisory Personnel**. The supervisory procedures required by this paragraph (b) shall set forth the supervisory system established by the Member pursuant to paragraph (a) above, and shall include:

(A) the titles, registration status, and locations of the required supervisory personnel and the responsibilities of each supervisory person as these relate to the types of business engaged in, applicable securities laws and regulations, and Exchange Rules.

(B) a record, preserved by the Member for a period of not less than three years, the first two years in an easily accessible place, of the names of all persons who are designated as supervisory personnel and the dates for which such designation is or was effective.

(C) procedures prohibiting associated persons who perform a supervisory function from:

(i) supervising their own activities; and

(ii) reporting to, or having their compensation or continued employment determined by, a person or persons they are supervising.

(a) If a Member determines, with respect to any of its supervisory personnel, that compliance with subparagraph (i) or (ii) above is not possible because of the Member's size or a supervisory personnel's position within the firm, the Member must document:

(1) the factors the Member used to reach such determination; and

(2) how the supervisory arrangement with respect to such supervisory personnel otherwise complies with paragraph (a) of this Exchange Rule 2300.

(D) procedures reasonably designed to prevent the supervisory system required pursuant to paragraph (a) of this Exchange Rule 2300 from being compromised due to the conflicts of interest that may be present with respect to the associated person being supervised, including the position of such person, the revenue such person generates for the firm, or any compensation that the associated person conducting the supervision may derive from the associated person being supervised.



(7) **Maintenance of Written Supervisory Procedures.** A copy of a Member's written supervisory procedures, or the relevant portions thereof, shall be kept and maintained in each OSJ and at each location where supervisory activities are conducted on behalf of the Member. Each Member shall promptly amend its written supervisory procedures to reflect changes in applicable securities laws or regulations, including Exchange Rules, and as changes occur in its supervisory system. Each Member is responsible for promptly communicating its written supervisory procedures and amendments to all associated persons to whom such written supervisory procedures and amendments are relevant based on their activities and responsibilities.

(c) **Internal Inspections**.

(1) Each Member shall conduct a review, at least annually (on a calendar-year basis), of the businesses in which it engages. The review shall be reasonably designed to assist the Member in detecting and preventing violations of, and achieving compliance with, applicable securities laws and regulations, and with applicable Exchange Rules. Each Member shall review the activities of each office, which shall include the periodic examination of customer accounts to detect and prevent irregularities or abuses. Each Member shall also retain a written record of the date upon which each review and inspection is conducted.

(A) Each Member shall inspect at least annually (on a calendar-year basis) every OSJ and any branch office that supervises one or more non-branch locations.

(B) Each Member shall inspect at least every three years every branch office that does not supervise one or more non-branch locations. In establishing how often to inspect each non-supervisory branch office, the Member shall consider whether the nature and complexity of the securities activities for which the location is responsible, the volume of business done at the location, and the number of associated persons assigned to the location require the non-supervisory branch office to be inspected more frequently than every three years. If a Member establishes a more frequent inspection cycle, the Member must ensure that at least every three years, the inspection requirements enumerated in paragraph (c)(2) have been met. The Member's written supervisory and inspection procedures shall set forth the non-supervisory branch office examination cycle, an explanation of the factors the Member used in determining the frequency of the examinations in the cycle, and the manner in which a Member will comply with paragraph (c)(2) if using more frequent inspections than every three years.

(C) Each Member shall inspect on a regular periodic schedule every non-branch location. In establishing such schedule, the Member shall consider the nature and complexity of the securities activities for which the location is responsible and the nature and extent of contact with customers. The Member's written supervisory and inspection procedures shall set forth the schedule and an explanation regarding how the Member determined the frequency of the examination.

(2) An inspection and review by a Member pursuant to paragraph (c)(1) must be reduced to a written report and kept on file by the Member for a minimum of three years, unless the inspection is being conducted pursuant to paragraph (c)(1)(C) and the regular periodic schedule is longer than a three-year cycle, in which case the report must be kept on file at least until the next inspection report has been written.

(A) If applicable to the location being inspected, that location's written inspection report must include, without limitation, the testing and verification of the Member's policies and procedures, including supervisory policies and procedures in the following areas:

(i) safeguarding of customer funds and securities;

(ii) maintaining books and records;



(iii) supervision of supervisory personnel;

(iv) transmittals of funds (e.g., wires or checks, etc.) or securities from customers to third party accounts; from customer accounts to outside entities (e.g., banks, investment companies, etc.); from customer accounts to locations other than a customer's primary residence (e.g., post office box, "in care of" accounts, alternate address, etc.); and between customers and registered representatives, including the hand-delivery of checks; and

(v) changes of customer account information, including address and investment objectives changes and validation of such changes.

(B) The policies and procedures required by paragraph (c)(2)(A)(iv) must include a means or method of customer confirmation, notification, or follow-up that can be documented. Members may use reasonable risk-based criteria to determine the authenticity of the transmittal instructions.

(C) The policies and procedures required by paragraph (c)(2)(A)(v) must include, for each change processed, a means or method of customer confirmation, notification, or follow-up that can be documented and that complies with Rules 17a-3(a)(17)(i)(B)(2) and 17a-3(a)(17)(i)(B)(3) of the Act.

(D) If a Member does not engage in all of the activities enumerated in paragraphs (c)(2)(A)(i) through (v) at the location being inspected, the Member must identify those activities in the Member's written supervisory procedures or the location's written inspection report and document in the Member's written supervisory procedures or the location's written inspection report that supervisory policies and procedures for such activities must be in place at that location before the Member can engage in them.

(3) For each inspection conducted pursuant to paragraph (c), a Member must:

(A) have procedures reasonably designed to prevent the effectiveness of the inspections required pursuant to paragraph (c)(1) of this Exchange Rule 2300 from being compromised due to the conflicts of interest that may be present with respect to the location being inspected, including but not limited to, economic, commercial, or financial interests in the associated persons and businesses being inspected; and

(B) ensure that the person conducting an inspection pursuant to paragraph (c)(1) is not an associated person assigned to the location or is not directly or indirectly supervised by, or otherwise reporting to, an associated person assigned to the location.

(C) If a Member determines that compliance with paragraph (c)(3)(B) is not possible either because of a Member's size or its business model, the Member must document in the inspection report both the factors the Member used to make its determination and how the inspection otherwise complies with paragraph (c)(1).

(d) **Transaction Review and Investigation.**

(1) Each Member shall include in its supervisory procedures a process for the review of securities transactions that are reasonably designed to identify trades that may violate the provisions of the Exchange Act, the rules thereunder, or Exchange Rules prohibiting insider trading and manipulative and deceptive device that are effected for the:

(A) accounts of the Member;

(B) accounts introduced or carried by the Member in which a person associated with the Member has a beneficial interest or the authority to make investment decisions;



(C) accounts of a person associated with the Member that are disclosed to the Member pursuant to Exchange Rule 2305, as applicable; and

(D) covered accounts.

(2) Each Member must conduct promptly an internal investigation into any such trade to determine whether a violation of those laws or rules has occurred.

(3) A Member engaging in investment banking services must file with the Exchange, written reports, signed by a senior officer of the Member, at such times and, without limitation, including such content, as follows:

(A) within ten business days of the end of each calendar quarter, a written report describing each internal investigation initiated in the previous calendar quarter pursuant to paragraph (d)(2), including the identity of the Member, the date each internal investigation commenced, the status of each open internal investigation, the resolution of any internal investigation reached during the previous calendar quarter, and, with respect to each internal investigation, the identity of the security, trades, accounts, associated persons of the Member, or associated person of the Member's family members holding a covered account, under review, and that includes a copy of the Member's policies and procedures required by paragraph (d)(1).

(B) within five business days of completion of an internal investigation pursuant to paragraph (d)(2) in which it was determined that a violation of the provisions of the Exchange Act, the rules thereunder, or Exchange Rules prohibiting insider trading and manipulative and deceptive devices had occurred, a written report detailing the completion of the investigation, including the results of the investigation, any internal disciplinary action taken, and any referral of the matter to another self-regulatory organization, the SEC, or any other federal, state, or international regulatory authority.

(4) **Definitions**. For purposes of this Exchange Rule:

(A) The term "covered account" shall include any account introduced or carried by the Member that is held by:

(i) the spouse of a person associated with the Member;

(ii) a child of the person associated with the Member or such person's spouse, provided that the child resides in the same household as or is financially dependent upon the person associated with the Member;

(iii) any other related individual over whose account the person associated with the Member has control; or

(iv) any other individual over whose account the associated person of the Member has control and to whose financial support such person materially contributes.

(B) The term "investment banking services" shall include, without limitation, acting as an underwriter, participating in a selling group in an offering for the issuer, or otherwise acting in furtherance of a public offering of the issuer; acting as a financial adviser in a merger or acquisition; providing venture capital or equity lines of credit or serving as placement agent for the issuer or otherwise acting in furtherance of a private offering of the issuer.

(e) **Responsibility of Member to Investigate Applicants for Registration.** Each member shall ascertain by investigation the good character, business reputation, qualifications and experience of an applicant before the



member applies to register that applicant with the Exchange and before making a representation to that effect on the application for registration.

If the applicant previously has been registered with the Exchange or another self-regulatory organization, the member shall review a copy of the applicant's most recent Form U5, including any amendments thereto, within 60 days of the filing date of an application for registration, or demonstrate to the Exchange that it has made reasonable efforts to do so. In conducting its review of the Form U5, the member shall take such action as may be deemed appropriate.

The member shall also review an applicant's employment experience to determine if the applicant has been recently employed by a Futures Commission Merchant or an Introducing Broker that is notice-registered with the SEC pursuant to Section 15(b)(11) of the Exchange Act. In such a case, the member shall also review a copy of the applicant's most recent CFTC Form 8-T, including any amendments thereto, within 60 days of the filing date of an application for registration, or demonstrate to the Exchange that it has made reasonable efforts to do so. In conducting its review of a Form 8- T, the member shall take such action as may be deemed appropriate.

In addition, each member shall establish and implement written procedures reasonably designed to verify the accuracy and completeness of the information contained in an applicant's initial or transfer Form U4 no later than 30 calendar days after the form is filed with the Exchange. Such procedures shall, at a minimum, provide for a search of reasonably available public records to be conducted by the member, or a third-party service provider, to verify the accuracy and completeness of the information contained in the applicant's Form U4.

(f) **Definitions**.

(1) "Office of Supervisory Jurisdiction" or "OSJ" means any office of a Member at which any one or more of the following functions take place:

(A) order execution or market making;

(B) structuring of public offerings or private placements;

(C) maintaining custody of customers' funds or securities;

(D) final acceptance (approval) of new accounts on behalf of the Member;

(E) review and endorsement of customer orders, pursuant to paragraph (b)(2) above;

(F) final approval of retail communications for use by persons associated with the Member, pursuant to Exchange Rule 2104, except for an office that solely conducts final approval of research reports; or

(G) responsibility for supervising the activities of persons associated with the Member at one or more other branch offices of the Member.

(2) A "branch office" is any location where one or more associated persons of a Member regularly conducts the business of effecting any transactions in, or inducing or attempting to induce the purchase or sale of, any security, or is held out as such, excluding:

(A) Any location that is established solely for customer service or back office type functions where no sales activities are conducted and that is not held out to the public as a branch office;

(B) Any location that is the associated person's primary residence; provided that



(i) Only one associated person, or multiple associated persons who reside at that location and are members of the same immediate family, conduct business at the location;

(ii) The location is not held out to the public as an office and the associated person does not meet with customers at the location;

(iii) Neither customer funds nor securities are handled at that location;

(iv) The associated person is assigned to a designated branch office, and such designated branch office is reflected on all business cards, stationery, retail communications and other communications to the public by such associated person;

(v) The associated person's correspondence and communications with the public are subject to the firm's supervision in accordance with this Exchange Rule 2300;

(vi) Electronic communications (e.g., e-mail) are made through the Member's electronic system;

(vii) All orders are entered through the designated branch office or an electronic system established by the Member that is reviewable at the branch office;

(viii) Written supervisory procedures pertaining to supervision of sales activities conducted at the residence are maintained by the Member; and

(ix) A list of the residence locations is maintained by the Member;

(C) Any location, other than a primary residence, that is used for securities business for less than 30 business days in any one calendar year, provided the Member complies with the provisions of subparagraphs (2)(B)(i) through (ix) above;

(D) Any office of convenience, where associated persons occasionally and exclusively by appointment meet with customers, which is not held out to the public as an office;*

(E) Any location that is used primarily to engage in non-securities activities and from which the associated person(s) effects no more than 25 securities transactions in any one calendar year; provided that any retail communication identifying such location also sets forth the address and telephone number of the location from which the associated person(s) conducting business at the non-branch locations are directly supervised;

(F) The Floor of a registered national securities exchange where a Member conducts a direct access business with public customers; or

(G) A temporary location established in response to the implementation of a business continuity plan.

(4) Notwithstanding the exclusions in subparagraph (2), any location that is responsible for supervising the activities of persons associated with the Member at one or more non-branch locations of the Member is considered to be a branch office.



(5) The term "business day" as used in paragraph (f)(2) of this Exchange Rule 2300 shall not include any partial business day provided that the associated person spends at least four hours on such business day at his or her designated branch office during the hours that such office is normally open for business.

Interpretations and Policies:

.01 **Registration of Main Office**. A Member's main office location is required to be registered and designated as a branch office or OSJ if it meets the definitions of a "branch office" or "office of supervisory jurisdiction" as set forth in Exchange Rule 2300(f). In general, the nature of activities conducted at a main office will satisfy the requirements of such terms.

.02 **Designation of Additional OSJs**. In addition to the locations that meet the definition of OSJ in Exchange Rule 2300(f), each Member shall also register and designate other offices as OSJs as is necessary to supervise its associated persons in accordance with the standards set forth in Exchange Rule 2300. In making a determination as to whether to designate a location as an OSJ, the Member should consider the following factors:

(a) whether registered persons at the location engage in retail sales or other activities involving regular contact with public customers;

(b) whether a substantial number of registered persons conduct securities activities at, or are otherwise supervised from, such location;

(c) whether the location is geographically distant from another OSJ of the firm;

(d) whether the Member's registered persons are geographically dispersed; and

(e) whether the securities activities at such location are diverse or complex.

.03 **Supervision of Multiple OSJs by a Single Principal**. Exchange Rule 2300(a)(4) requires a Member to designate one or more appropriately registered principals in each OSJ with the authority to carry out the supervisory responsibilities assigned to that office ("on-site principal"). The designated on-site principal for each OSJ must have a physical presence, on a regular and routine basis, at each OSJ for which the principal has supervisory responsibilities. Consequently, there is a general presumption that a principal will not be designated and assigned to be the on-site principal pursuant to Exchange Rule 2300(a)(4) to supervise more than one OSJ. If a Member determines it is necessary to designate and assign one appropriately registered principal to be the on-site principal pursuant to Exchange Rule 2300(a)(4) to supervise two or more OSJs, the Member must take into consideration, among others, the following factors:

(a) whether the on-site principal is qualified by virtue of experience and training to supervise the activities and associated persons in each location;

(b) whether the on-site principal has the capacity and time to supervise the activities and associated persons in each location;

(c) whether the on-site principal is a producing registered representative;

(d) whether the OSJ locations are in sufficiently close proximity to ensure that the on-site principal is physically present at each location on a regular and routine basis; and



(e) the nature of activities at each location, including size and number of associated persons, scope of business activities, nature and complexity of products and services offered, volume of business done, the disciplinary history of persons assigned to such locations, and any other indicators of irregularities or misconduct.

The Member must establish, maintain, and enforce written supervisory procedures regarding the supervision of all OSJs. In all cases where a Member designates and assigns one on-site principal to supervise more than one OSJ, the Member must document in the Member's written supervisory and inspection procedures the factors used to determine why the Member considers such supervisory structure to be reasonable and the determination by the Member will be subject to scrutiny.

.04 **Annual Compliance Meeting**. A Member is not required to conduct in-person meetings with each registered person or group of registered persons to comply with the annual compliance meeting (or interview) required by Exchange Rule 2300(a)(7). A Member that chooses to conduct compliance meetings using other methods (e.g., on-demand webcast or course, video conference, interactive classroom setting, telephone, or other electronic means) must ensure, at a minimum, that each registered person attends the entire meeting (e.g., an on-demand annual compliance webcast would require each registered person to use a unique user ID and password to gain access and use a technology platform to track the time spent on the webcast, provide click-as-you go confirmation, and have an attestation of completion at the end of a webcast) and is able to ask questions regarding the presentation and receive answers in a timely fashion (e.g., an on-demand annual compliance webcast that allows registered persons to ask questions via an email to a presenter or a centralized address or via a telephone hotline and receive timely responses directly or view such responses on the Member's intranet site).

05 **Risk-based Review of Member's Investment Banking and Securities Business**. A Member may use a risk-based review system to comply with Rule 2300(b)(2)'s requirement that a registered principal review, all transactions relating to the investment banking or securities business of the Member. A Member is not required to conduct detailed reviews of each transaction if a Member is using a reasonably designed risk-based review system that provides a Member with sufficient information that permits the Member to focus on the areas that pose the greatest numbers and risks of violation.

.06 **Risk-based Review of Correspondence and Internal Communications**. By employing risk-based principles, a Member must decide the extent to which additional policies and procedures for the review of:

(a) incoming and outgoing written (including electronic) correspondence that fall outside of the subject matters listed in Exchange Rule 2300(b)(4) are necessary for its business and structure. If a Member's procedures do not require that all correspondence be reviewed before use or distribution, the procedures must provide for:

(1) the education and training of associated persons regarding the firm's procedures governing correspondence;

(2) the documentation of such education and training; and

(3) surveillance and follow-up to ensure that such procedures are implemented and followed.

(b) internal communications that are not of a subject matter that require review under Exchange Rules and federal securities laws are necessary for its business and structure.

.07 **Evidence of Review of Correspondence and Internal Communications**. The evidence of review required in Exchange Rule 2300(b) must be chronicled either electronically or on paper and must clearly identify the reviewer, the internal communication or correspondence that was reviewed, the date of review, and the actions taken by the



Member as a result of any significant regulatory issues identified during the review. Merely opening a communication is not sufficient review.

.08 **Delegation of Correspondence and Internal Communication Review Functions**. In the course of the supervision and review of correspondence and internal communications required by Exchange Rule 2300(b)(4), a supervisor/principal may delegate certain functions to persons who need not be registered. However, the supervisor/principal remains ultimately responsible for the performance of all necessary supervisory reviews, irrespective of whether he or she delegates functions related to the review. Accordingly, supervisors/principals must take reasonable and appropriate action to ensure delegated functions are properly executed and should evidence performance of their procedures sufficiently to demonstrate overall supervisory control.

.09 **Retention of Correspondence and Internal Communications**. Each Member shall retain the internal communications and correspondence of associated persons relating to the Member's investment banking or securities business for the period of time and accessibility specified in SEA Rule 17a-4(b). The names of the persons who prepared outgoing correspondence and who reviewed the correspondence shall be ascertainable from the retained records, and the retained records shall be readily available to the Exchange, upon request.

.10 **Supervision of Supervisory Personnel**. A Member's determination that it is not possible to comply with paragraphs (b)(6)(C)(i) or (b)(6)(C)(ii) of Exchange Rule 2300 prohibiting supervisory personnel from supervising their own activities and from reporting to, or otherwise having compensation or continued employment determined by, a person or persons they are supervising generally will arise in instances where:

(a) the Member is a sole proprietor in a single-person firm;

(b) a registered person is the Member's most senior executive officer (or similar position); or

(c) a registered person is one of several of the Member's most senior executive officers (or similar positions).

.11 **Use of Electronic Media to Communicate Written Supervisory Procedures**. A Member may use electronic media to satisfy its obligation to communicate its written supervisory procedures, and any amendment thereto, pursuant to Exchange Rule 2300(b)(7), provided that: (1) the written supervisory procedures have been promptly communicated to, and are readily accessible by, all associated persons to whom such supervisory procedures apply based on their activities and responsibilities through, for example, the Member's intranet system; (2) all amendments to the written supervisory procedures are promptly posted to the Member's electronic media; (3) associated persons are notified that amendments relevant to their activities and responsibilities have been made to the written supervisory procedures; (4) the Member has reasonable procedures to monitor and maintain the security of the material posted to ensure that it cannot be altered by unauthorized persons; and (5) the Member retains current and prior versions of its written supervisory procedures in compliance with the applicable record retention requirements of SEA Rule 17a-4(e)(7).

.12 **Standards for Reasonable Review**. In fulfilling its obligations under Exchange Rule 2300(c), each Member must conduct a review, at least annually, of the businesses in which it engages. The review must be reasonably designed to assist in detecting and preventing violations of and achieving compliance with applicable securities laws and regulations and with Exchange Rules. Each Member shall establish and maintain supervisory procedures that must take into consideration, among other things, the firm's size, organizational structure, scope of business activities, number and location of the firm's offices, the nature and complexity of the products and services offered by the firm, the volume of business done, the number of associated persons assigned to a location, the disciplinary history of registered representatives or associated persons, and any indicators of irregularities or misconduct (i.e., "red flags"), etc. The procedures established and reviews conducted must provide that the quality of supervision at remote locations is sufficient to ensure compliance with applicable securities laws and regulations and with Exchange Rules.



A Member must be especially diligent in establishing procedures and conducting reasonable reviews with respect to a non-branch location where a registered representative engages in securities activities. Based on the factors outlined above, Members may need to impose reasonably designed supervisory procedures for certain locations or may need to provide for more frequent reviews of certain locations.

.13 **General Presumption of Three-Year Limit for Periodic Inspection Schedules**. Exchange Rule 2300(c)(1)(C) requires a Member to inspect on a regular periodic schedule every non-branch location. In establishing a non-branch location inspection schedule, there is a general presumption that a non-branch location will be inspected at least every three years, even in the absence of any indicators of irregularities or misconduct (i.e., "red flags"). If a Member establishes a longer periodic inspection schedule, the Member must document in its written supervisory and inspection procedures the factors used in determining that a longer periodic inspection cycle is appropriate.

.14 **Exception to Persons Prohibited from Conducting Inspections**. A Member's determination that it is not possible to comply with Exchange Rule 2300(c)(3)(B) with respect to who is not allowed to conduct a location's inspection will generally arise in instances where:

(a) the Member has only one office; or

(b) the Member has a business model where small or single-person offices report directly to an OSJ manager who is also considered the offices' branch office manager.

* Where such office of convenience is located on bank premises, signage necessary to comply with applicable federal and state laws, rules and regulations and applicable rules and regulations of other self-regulatory organizations, and securities and banking regulators may be displayed and shall not be deemed “holding out” for purposes of this section.

.15 **Reserved**.

.16 **Reserved**.

.17 **Reserved**.

.18 **FINRA Remote Inspections Pilot Program**

(a) **Scope.** These Interpretations and Policies .18 establishes the standards by which a Member may participate in FINRA’s Remote Inspections Pilot Program (“FINRA Pilot Program”) with respect to the required inspection of OSJs, branch offices and non-branch locations pursuant to, as applicable, paragraphs (c)(1)(A), (B) and (C) of Exchange Rule 2300. The Interpretations and Policies .18 shall cover the required inspections of such offices or locations for a period of three years starting on November 1, 2024 and expiring on June 30, 2027 (the “Pilot Period”). If this Interpretations and Policies .18 is not amended to allow Members to continue to participate in the FINRA Pilot Program should FINRA extend the Pilot Period or make permanent the FINRA Pilot Program, this Interpretations and Policies .18 will automatically sunset on June 30, 2027, after which Members will not be able to participate in the FINRA Pilot Program.

(b) **Risk Assessment.**

(1) **Standards for Reasonable Review**. Subject to the requirements of these Interpretations and Policies .18, each Member obligated to conduct an inspection of an office or location pursuant to, as applicable, paragraphs (c)(1)(A), (B) and (C) under Exchange Rule 2300 may elect to conduct the applicable inspection remotely, without necessarily an on-site visit for an office or location, when the Member reasonably determines that the



purposes of these Interpretations and Policies .18 can be accomplished by conducting such required inspection remotely. Prior to electing a remote inspection for an office or location, rather than an on-site inspection, the firm must develop a reasonable risk-based approach to using remote inspections, and conduct and document a risk assessment for that office or location. The assessment must document the factors considered, including the factors set forth in Interpretations and Policies .12 of Exchange Rule 2300 and must take into account any higher risk activities that take place at, or higher risk associated persons that are assigned to, that office or location. A Member or its office or location that is ineligible for remote inspections because of either paragraphs (f) or (g) of these Interpretations and Policies .18 must conduct an on-site inspection of that office or location on the applicable mandatory schedule under Exchange Rule 2300(c)(1). Notwithstanding these Interpretations and Policies .18 of Exchange Rule 2300, a Member shall remain subject to the other requirements of Exchange Rule 2300(c).

(2) **Other Factors to Consider for Risk Assessment**. In conducting the risk assessment of each office or location in accordance with paragraph (b)(1) of these Interpretations and Policies .18, a Member shall consider, among other things, the following factors with respect to an office or location in making its risk assessment for remotely inspecting an office or location:

(A) the volume and nature of customer complaints;

(B) the volume and nature of outside business activities, particularly investment-related;

(C) the volume and complexity of products offered;

(D) the nature of the customer base, including vulnerable adult investors;

(E) whether associated persons are subject to heightened supervision;

(F) failures by associated persons to comply with the Member's written supervisory procedures; and

(G) any recordkeeping violations.

In addition, consistent with Interpretations and Policies .12 of Exchange Rule 2300, Members should conduct on-site inspections or make more frequent use of unannounced, on-site inspections for high-risk offices or locations or where there are indicators of irregularities or misconduct (i.e., "red flags"). Moreover, consistent with Exchange Rule 2300(a), the Member's supervisory system must take into consideration any red flags when determining whether to conduct a remote inspection of an office or location.

(c) **Written Supervisory Procedures for Remote Inspections**. Consistent with a Member's obligation under Exchange Rule 2300(b), a Member that elects to participate in the FINRA Pilot Program must establish, maintain, and enforce written supervisory procedures regarding remote inspections that are reasonably designed to detect and prevent violations of and achieve compliance with applicable securities laws and regulations, and with applicable FINRA and Exchange rules. Reasonably designed procedures for conducting remote inspections of offices or locations must address, among other things:

(1) the methodology, including technology, that may be used to conduct remote inspections;

(2) the factors considered in the risk assessment made for each applicable office or location pursuant to paragraph (b) of these Interpretations and Policies .18;

(3) the procedures specified in paragraph (h)(1)(G) and (h)(4) of FINRA Rule 3110.18; and



(4) the use of other risk-based systems employed generally by the Member to identify and prioritize for review those areas that pose the greatest risk of potential violations of applicable securities laws and regulations, and of applicable FINRA and Exchange rules.

(d) **Effective Supervisory System**. The requirement to conduct inspections of offices and locations is one part of the Member's overall obligation to have an effective supervisory system and therefore the Member must maintain its ongoing review of the activities and functions occurring at all offices and locations, whether or not the Member conducts inspections remotely. A Member's use of a remote inspection of an office or location will be held to the same standards for review as set forth under Interpretations and Policies .12 of Exchange Rule 2300. Where a Member's remote inspection of an office or location identifies any "red flags," the Member may need to impose additional supervisory procedures for that office or location or may need to provide for more frequent monitoring of that office or location, including potentially a subsequent on-site visit on an announced or unannounced basis.

(e) **Documentation Requirement**. A Member must maintain and preserve a centralized record for each of the Pilot Years specified in the FINRA Pilot Program that separately identifies:

(1) all offices or locations that were inspected remotely; and

(2) any offices or locations for which the Member determined to impose additional supervisory procedures or more frequent monitoring, as provided in paragraph (d) of this Interpretations and Policies .18. A Member's documentation of the results of a remote inspection for an office or location must identify any additional supervisory procedures or more frequent monitoring for that office or location that were imposed as a result of the remote inspection, including whether an on-site inspection was conducted at such office or location.

(f) **Firm Level Requirements**

(1) **Firm Level Ineligibility Criteria.** A Member shall not be eligible to conduct remote inspections of any of its offices or locations in accordance with these Interpretations and Policies .18 if any time during the Pilot Period the Member:

(A) is or becomes designated as a Restricted Firm under FINRA Rule 4111;

(B) is or becomes designated as a Taping Firm under FINRA Rule 3170;

(C) receives a notice pursuant to FINRA Rule 9557 regarding compliance with FINRA Rule 4110 (Capital Compliance), FINRA Rule 4120 (Regulatory Notification and Business Curtailment) or FINRA Rule 4130 (Regulation of Activities of Section 15C Members Experiencing Financial and/or Operational Difficulties);

(D) is or becomes suspended from Exchange or FINRA membership;

(E) based on the date in the Central Registration Depository (CRD), had its FINRA membership become effective within the prior 12 months; or

(F) is or has been found within the past three years by the SEC, FINRA or the Exchange to have violated FINRA or Exchange Rule 2300(c) (Internal Inspections).

(2) **Firm Level Conditions**. As part of the requirements in paragraph (b) to develop a reasonably designed risk-based approach to using remote inspections and to conduct and document a risk assessment for each office or location, the Member must satisfy the following conditions:



(A) **Recordkeeping System.** The Member must have a recordkeeping system:

(i) to make and keep current, and preserve records required to be made and kept current, and preserved under applicable securities laws and regulations, FINRA and Exchange rules, and the Member's own written supervisory procedures under Exchange Rule 2300;

(ii) such records are not physically or electronically maintained and preserved at the office or location subject to the remote inspection; and

(iii) the Member has prompt access to such records; and

(B) **Surveillance and Technology Tools.** The Member must determine that its surveillance and technology tools are appropriate to supervise the types of risks presented by each such remotely supervised office or location. These tools may include but are not limited to:

(i) firm-wide tools such as electronic recordkeeping systems; electronic surveillance of e-mail and correspondence; electronic trade blotters; regular activity-based sampling reviews; and tools for visual inspections;

(ii) tools specifically applied to such office or location based on the activities of associated persons, products offered, restrictions on the activity of the office or location (including holding out to customers and handling of customer funds or securities); and

(iii) system security tools such as secure network connections and effective cybersecurity protocols.

(g) **Location Level Requirements**

(1) **Location Level Ineligibility Criteria.** Subject to paragraph (f) of these Interpretations and Policies .18, a Member's office or location shall not be eligible for a remote inspection in accordance with these Interpretations and Policies .18 if at any time during the Pilot Period:

(A) one or more associated persons at such office or location is or becomes subject to a mandatory heightened supervisory plan under the rules of the SEC, FINRA, the Exchange or a state regulatory agency;

(B) one or more associated persons at such office or location is or becomes statutorily disqualified, unless such disqualified person has been approved (or is otherwise permitted pursuant to FINRA or Exchange rules and the federal securities laws) to associate with a Member and is not subject to a mandatory heightened supervisory plan under paragraph (g)(1)(A) of these Interpretations and Policies .18 or otherwise as a condition to approval or permission for such association;

(C) the firm is or becomes subject to FINRA Rule 1017(a)(7) as a result of one or more associated persons at such office or location;

(D) one or more associated persons at such office or location has an event in the prior three years that required a "yes" response to any item in Questions 14A(1)(a) and 2(a), 14B(1)(a) and 2(a), 14C, 14D and 14E on Form U4;



(E) one or more associated persons at such office or location is or becomes subject to a disciplinary action taken by the Member that is or was reportable under FINRA Rule 4530(a)(2);

(F) one or more associated persons at such office or location is engaged in proprietary trading, including the incidental crossing of customer orders, or the direct supervision of such activities; or

(G) the office or location handles customer funds or securities.

(2) **Location Level Conditions**. As part of the requirement to develop a reasonably designed risk-based approach to using remote inspections, and the requirement to conduct and document a risk assessment for each office or location in accordance with paragraph (b) of these Interpretations and Policies .18, a specific office or location of the Member must also satisfy the following conditions:

(A) electronic communications (e.g., e-mail) are made through the Member's electronic system;

(B) the associated person's correspondence and communications with the public are subject to the firm's supervision in accordance with Exchange Rule 2300; and

(C) no books or records of the Member required to be made and kept current, and preserved under applicable securities laws and regulations, FINRA and Exchange rules and the Member's own written supervisory procedures under Exchange Rule 2300 are physically or electronically maintained and preserved at such office or location.

(h) **Data and Information Collection Requirement**. A Member not excluded under any of the firm-level requirements under paragraph (f)(1) of these Interpretations and Policies .18 must comply with FINRA's requirements with respect to the collection and submission of specified data and information, and in the manner and format determined by FINRA. A Member shall establish, maintain and enforce written policies and procedures that are reasonably designed to comply with the data and information collection, and transmission requirements prescribed by FINRA.

(i) **Election to Participate in the FINRA Pilot Program**. A Member eligible for participation in the FINRA Pilot Program by not having been excluded under any of the firm-level requirements under paragraph (f)(1) of these Interpretations and Policies .18 shall make its election in the manner and format as prescribed by FINRA to participate in the FINRA Pilot Program in accordance with these Interpretations and Policies .18. A Member that elects to withdraw from subsequent Pilot Years (i.e., Pilot Year 2, Pilot Year 3, and Pilot Year 4, if applicable) shall withdraw in the manner and format as prescribed by FINRA.

(j) **Failure to Satisfy Conditions**. A Member that fails to satisfy the conditions of these Interpretations and Policies .18, including the requirements specified by FINRA related to the timely collection and submission of data and information, shall be ineligible to participate in the FINRA Pilot Program and must conduct on-site inspections of each office and location on the required cycle in accordance with Exchange Rule 2300(c).

(k) **Determination of Ineligibility**. FINRA or the Exchange may make a determination in the public interest and for the protection of investors that a Member is no longer eligible to participate in the FINRA Pilot Program if the Member fails to comply with the requirements of FINRA or Interpretations and Policies .18 of Exchange Rule 2300. In such instances, FINRA or the Exchange will provide written notice to the Member of such determination and the Member would no longer be eligible to participate in the FINRA Pilot Program and must conduct on-site inspections of required offices and locations in accordance with FINRA or Exchange Rule 2300(c).



(l) **Definitions**. For purposes of these Interpretations and Policies .18, the term "Pilot Year" shall mean the following:

(1) Pilot Year 1 is the period beginning on July 1, 2024 and ending on December 31 of the same year;

(2) Pilot Year 2 means the calendar year period following Pilot Year 1, beginning on January 1 and ending on December 31;

(3) Pilot Year 3 means the calendar year period following Pilot Year 2, beginning on January 1 and ending on December 31; and

(4) If applicable, where Pilot Year 1 covers a period that is less than a full calendar year, then Pilot Year 4 means the period following Pilot Year 3, beginning on January 1 and ending on June 30, 2027.

.19 Residential Supervisory Location

(a) **Conditions for Designation as a Residential Supervisory Location ("RSL")**. Notwithstanding any other provisions of Exchange Rule 2300(f) and subject to paragraphs (b) through (d) of these Interpretations and Policies .19, a location that is the associated person's private residence where supervisory activities are conducted, including those described in Exchange Rule 2300(f)(1)(D) through (G) or in Exchange Rule 2300(f)(4), shall be considered for those activities a non-branch location, provided that:

(1) only one associated person, or multiple associated persons who reside at that location and are members of the same immediate family, conduct business at the location;

(2) the location is not held out to the public as an office;

(3) the associated person does not meet with customers or prospective customers at the location;

(4) any sales activity that takes place at the location complies with the conditions set forth under Exchange Rule 2300(f)(2)(B) or (C);

(5) neither customer funds nor securities are handled at that location;

(6) the associated person is assigned to a designated branch office, and such designated branch office is reflected on all business cards, stationery, retail communications and other communications to the public by such associated person;

(7) the associated person's correspondence and communications with the public are subject to the firm's supervision in accordance with this Rule;

(8) the associated person's electronic communications (e.g., e-mail) are made through the Member's electronic system;

(9) (A) the Member must have a recordkeeping system to make and keep current, and preserve records required to be made and kept current, and preserved under applicable securities laws and regulations, Exchange rules, and the Member's own written supervisory procedures under Exchange Rule 2300;



(B) such records are not physically or electronically maintained and preserved at the office or location; and

(C) the Member has prompt access to such records; and

(10) the Member must determine that its surveillance and technology tools are appropriate to supervise the types of risks presented by each Residential Supervisory Location, and these tools may include but are not limited to:

(A) firm-wide tools such as, electronic recordkeeping system; electronic surveillance of e-mail and correspondence; electronic trade blotters; regular activity-based sampling reviews; and tools for visual inspections;

(B) tools specific to the RSL based on the activities of associated person assigned to the location, products offered, restrictions on the activity of the RSL; and

(C) system tools such as secure network connections and effective cybersecurity protocols.

(b) **Member Ineligibility Criteria**. A Member shall not be eligible to designate an office or location as an RSL in accordance with these Interpretations and Policies .19 if the Member:

(1) is currently designated as a Restricted Firm under FINRA Rule 4111;

(2) is currently designated as a Taping Firm under FINRA Rule 3170;

(3) is currently undergoing, or is required to undergo, a review under FINRA Rule 1017(a)(7) as a result of one or more associated persons at such location;

(4) receives a notice pursuant to FINRA Rule 9557 (Procedures for Regulating Activities under FINRA Rule 4110 (Capital Compliance), FINRA Rule 4120 (Regulatory Notification and Business Curtailment) or FINRA Rule 4130 (Regulation of Activities of Section 15C Members Experiencing Financial and/or Operational Difficulties)), unless the Exchange has otherwise permitted activities in writing pursuant to such rule;

(5) is or becomes suspended by the Exchange or FINRA;

(6) based on the date in the Central Registration Depository (CRD), had its FINRA membership become effective within the prior 12 months; or

(7) is or has been found to be in violation of office inspection obligations under Exchange Rule 2300(c) or FINRA Rule 3110(c) within the past three years.

(c) **Location Ineligibility Criteria**. An office or location shall not be eligible for designation as an RSL in accordance with these Interpretations and Policies .19 if one or more associated persons at such office or location:

(1) is a designated supervisor who has less than one year of direct supervisory experience with the Member, or an affiliate or subsidiary of the Member that is registered as a broker-dealer or investment adviser;

(2) is functioning as a principal for a limited period in accordance with Interpretations and Policies .04 of Exchange Rule 3100;



(3) is subject to a mandatory heightened supervisory plan under the rules of the SEC, FINRA, the Exchange or state regulatory agency;

(4) is statutorily disqualified, unless such disqualified person has been approved (or is otherwise permitted pursuant to FINRA or Exchange rules and the federal securities laws) to associate with a Member and is not subject to a mandatory heightened supervisory plan under paragraph (c)(3) of these Interpretations and Policies .19 or otherwise as a condition to approval or permission for such association;

(5) has an event in the prior three years that required a "yes" response to any item in Questions 14A(1)(a) and 2(a), 14B(1)(a) and 2(a), 14C, 14D and 14E on Form U4; or

(6) has been notified in writing that such associated person is now subject to, any Investigation or Proceeding, as such terms are defined in the Explanation of Terms for the Form U4 (Uniform Application for Securities Industry Registration or Transfer), by the SEC, a self-regulatory organization, including the Exchange, or state securities commission (or agency or office performing like functions) (each, a "Regulator") expressly alleging they have failed reasonably to supervise another person subject to their supervision, with a view to preventing the violation of any provision of the Securities Act, the Exchange Act, the Investment Advisers Act, the Investment Company Act, the Commodity Exchange Act, any state law pertaining to the regulation of securities or any rule or regulation under any of such Acts or laws, or any of the rules of the Exchange or other self-regulatory organization, including the Exchange; provided, however, such office or location may be designated or redesignated as an RSL subject to the requirements of these Interpretations and Policies .19 upon the earlier of: (i) the Member's receipt of written notification from the applicable Regulator that such Investigation has concluded without further action; or (ii) one year from the date of the last communication from such Regulator relating to such Investigation.

(d) **Obligation to Provide List of RSLs**. A Member that elects to designate any office or location of the Member as an RSL pursuant to these Interpretations and Policies .19 shall provide FINRA with a current list of all locations designated as RSLs by the 15th day of the month following each calendar quarter in the manner and format (e.g., through an electronic process or such other process) as the FINRA may prescribe.

(e) **Risk Assessment**. Subject to the requirements of these Interpretations and Policies .19, prior to designating an office or location as an RSL, the Member must develop a reasonable risk-based approach to designating such office or location as an RSL, and conduct and document a risk assessment for the associated person assigned to that office or location. The assessment must document the factors considered, including among others, whether the associated person at such office or location is now subject to:

(1) customer complaints, taking into account the volume and nature of the complaints;

(2) heightened supervision other than where such office or location is ineligible for RSL designation under paragraph (c)(3) of these Interpretations and Policies .19;

(3) any failure to comply with the Member's written supervisory procedures;

(4) any recordkeeping violation; and

(5) any regulatory communications from a Regulator, indicating that the associated person at such office or location failed reasonably to supervise another person subject to their supervision, including but not limited to, subpoenas, preliminary or routine regulatory inquiries or requests for information, deficiency letters, "blue sheet" requests or other trading questionnaires, or examinations. The Member must take into account any higher risk activities that take place or a higher risk associated person that is assigned to that office or location. Consistent with its obligation under Exchange Rule 2300(a), the Member's supervisory system must take into consideration any



indicators of irregularities or misconduct (i.e., “red flags”) when designating an office or location as an RSL. Red flags should also be reviewed in determining whether it is reasonable to maintain the RSL designation of such office or location in accordance with the requirements of these Interpretations and Policies .19 and the Member should consider evidencing steps taken to address those red flags where appropriate.

[Adopted: August 14, 2020 (SR-PEARL-2020-03); amended March 29, 2021 (SR-PEARL-2021-04); amended November 7, 2024; operative November 1, 2024 (SR-PEARL-2024-51)]

Rule 2301. Supervisory Control System

(a) Each Member shall designate and specifically identify to the Exchange one or more principals who shall establish, maintain, and enforce a system of supervisory control policies and procedures that:

(1) test and verify that the Member's supervisory procedures are reasonably designed with respect to the activities of the Member and its associated persons, to achieve compliance with applicable securities laws and regulations, and with applicable Exchange Rules; and

(2) create additional or amend supervisory procedures where the need is identified by such testing and verification. The designated principal or principals must submit to the Member's senior management no less than annually, a report detailing each Member's system of supervisory controls, the summary of the test results and significant identified exceptions, and any additional or amended supervisory procedures created in response to the test results.

(b) Each report provided to senior management pursuant to paragraph (a) in the calendar year following a calendar year in which a Member reported $200 million or more in gross revenue must include, to the extent applicable to the Member's business:

(1) a tabulation of the reports pertaining to customer complaints and internal investigations made to the Exchange during the preceding year; and

(2) discussion of the preceding year's compliance efforts, including procedures and educational programs, in each of the following areas:

(A) trading and market activities;

(B) investment banking activities;

(C) antifraud and sales practices;

(D) finance and operations;

(E) supervision; and

(F) anti-money laundering.

(c) For purposes of paragraph (b), "gross revenue" is defined as:

(1) total revenue as reported on FOCUS Form Part II or IIA (line item 4030) less commodities revenue (line item 3990), if applicable; or



(2) total revenue as reported on FOCUS Form Part II CSE (line item 4030) less, if applicable, (A) commissions on commodity transactions (line item 3991); and (B) commodities gains or losses (line items 3924 and 3904).

[Adopted: August 14, 2020 (SR-PEARL-2020-03); amended March 29, 2021 (SR-PEARL-2021-04)]

Rule 2302. Annual Certification of Compliance and Supervisory Processes

(a) Equity Members and persons associated with an Equity Member shall comply with FINRA Rule 3130 as if such Rule were part of the MIAX Pearl Equities' Rule.

(b) For purposes of this Exchange Rule:

(1) references to "FINRA Rules" shall be construed as references to "Exchange Rules," and

(2) references to "MSRB rules" shall be deleted.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2303. Prevention of the Misuse of Material, Non-Public Information

Equity Members shall comply with MIAX Rule 303, Prevention of the Misuse of Material Non-Public Information, as if such rule were part of the MIAX Pearl Equities' Rules.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2304. Anti-Money Laundering Compliance Program

Equity Members shall comply with MIAX Rule 315, Anti-Money Compliance Program, as if such rule were part of the MIAX Pearl Equities' Rules.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2305. Transactions for or by Associated Persons.

Equity Members and persons associated with an Equity Member shall comply with FINRA Rule 3210 as if such Rule were part of MIAX Pearl Equities' Rules.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]



Chapter XIV. Margin

Rule 2400. Prohibitions and Exemptions

(a) An Equity Member shall not effect a securities transaction through MIAX Pearl Equities facilities in a manner contrary to the regulations of the Board of Governors of the Federal Reserve System.

(b) The margin which must be maintained in margin accounts of customers shall be as follows:

(1) 25% of the current market value of all securities “long” in the account; plus

(2) $2.50 per share or 100% of the current market value, whichever amount is greater, of each stock “short” in the account selling at less than $5.00 per share; plus

(3) $5.00 per share or 30% of the current market value, whichever amount is greater, of each stock “short” in the account selling at $5.00 per share or above; plus

(4) 5% of the principal amount or 30% of the current market value, whichever amount is greater, of each bond “short in the account.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2401. Day Trading Margin

(a) The term “day trading” means the purchasing and selling of the same security on the same day. A “day trader” is any customer whose trading shows a pattern of day trading.

(b) Whenever day trading occurs in a customer’s margin account the margin to be maintained shall be the margin on the “long” or “short” transaction, whichever occurred first, as required pursuant to Exchange Rule 2400(b). When day trading occurs in the account of a day trader, the margin to be maintained shall be the margin on the “long” or “short” transaction, whichever occurred first, as required for initial margin by Regulation T of the Board of Governors of the Federal Reserve System, or as required pursuant to Exchange Rule 2400(b), whichever amount is greater.

(c) No Equity Member shall permit a public customer to make a practice, directly or indirectly, of effecting transactions in a cash account where the cost of securities purchased is met by the sale of the same securities. No Equity Member shall permit a public customer to make a practice of selling securities with them in a cash account which are to be received against payment from another registered broker or dealer where such securities were purchased and are not yet paid for.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]



Chapter XXV. Suspension, Discipline, Arbitration

Rule 2500. Applicability

The provisions in Chapter IX (Summary Suspension), Chapter X (Discipline), and Chapter XI (Hearings, Review and Arbitration) of the Exchange Rules shall be applicable to Equity Members and trading on MIAX Pearl Equities.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]



Chapter XXVI. Trading Rules

Rule 2600. Hours of Trading and Trading Days

(a) Orders may be entered into the System from 3:30 a.m. until 8:00 p.m. Eastern Time (or such earlier time as may be designated by the Exchange on a day when MIAX Pearl Equities closes early). Orders entered between 3:30 a.m. and 4:00 a.m. Eastern Time are not eligible for execution until the start of the Early Trading Session or Regular Trading Session, depending on the Time-in-Force selected by the User. At the commencement of the Early Trading Session, orders entered between 3:30 a.m. and 4:00 a.m. Eastern Time will become eligible for execution and will be handled in time sequence, beginning with the order with the oldest time stamp, and placed on the MIAX Pearl Equities Book, routed, cancelled, or executed in accordance with the terms of the order. The Exchange will not accept the following orders prior to 4:00 a.m. Eastern Time: ISOs and all orders with a TIF instruction of IOC or FOK. The Exchange will not accept Market Orders (other than Market Orders that include a time-in-force of RHO that are to be routed to the primary listing exchange's opening process pursuant to the PAC routing option under Rule 2617(b)(5)(ii)) prior to 9:30 a.m. Eastern Time.

(b) The Chief Executive Officer of the Exchange shall have the power to halt, suspend trading in any and all Equities Securities traded on MIAX Pearl Equities, to close some or all MIAX Pearl Equities facilities, and to determine the duration of any such halt, suspension, or closing, when he deems such action necessary for the maintenance of fair and orderly markets, the protection of investors, or otherwise in the public interest including special circumstances such as (1) actual or threatened physical danger, severe climatic conditions, civil unrest, terrorism, acts of war, or loss or interruption of facilities utilized by the Exchange, (2) a request by a governmental agency or official, or (3) a period of mourning or recognition for a person or event. No such action shall continue longer than a period of two days, or as soon thereafter as a quorum of Directors can be assembled, unless the Board approves the continuation of such suspension.

[Adopted: August 14, 2020 (SR-PEARL-2020-03); amended March 31, 2021, implemented July 1, 2021 (SR-PEARL-2021-07); amended April 18, 2022, implemented June 27, 2022 (SR-PEARL-2022-14) amended October 3, 2024; operative February 20, 2025 (SR-PEARL-2024-47)]

Rule 2601. Securities Eligible for Trading

The Exchange shall designate securities for trading. Any class of securities listed or admitted to unlisted trading privileges on MIAX Pearl Equities pursuant to Chapter XXIX of these Rules shall be eligible to become designated for trading on MIAX Pearl Equities. All securities designated for trading are eligible for odd-lot, round-lot and mixed-lot executions, unless otherwise indicated by the Exchange or limited pursuant to these Rules.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2602. Access to and Conduct on MIAX Pearl Equities

(a) **Access to MIAX Pearl Equities.** Unless otherwise provided in the Rules, no one but an Equity Member or person associated with an Equity Member shall effect a transaction in an equity security on MIAX Pearl Equities.

(1) The provisions of Rule 210, Sponsored Access to the Exchange, shall be applicable to Equity Members trading on MIAX Pearl Equities.



(b) **MIAX Pearl Equities Conduct.** Equity Members and persons employed by or associated with any Equity Member, while using the facilities of MIAX Pearl Equities, shall not engage in conduct: (1) inconsistent with the maintenance of a fair and orderly market; (2) apt to impair public confidence in the operations of the Exchange; or (3) inconsistent with the ordinary and efficient conduct of business. Activities that shall violate the provisions of this paragraph (b) include, but are not limited to, the following:

(1) failure of an Equities Market Maker to provide quotations in accordance with Exchange Rule 2606 (Equity Market Maker Obligations);

(2) failure of an Equity Market Maker to bid or offer within the ranges specified by Exchange Rule 2606 (Equity Market Maker Obligations);

(3) failure of an Equities Member to supervise a person employed by or associated with such Member adequately to ensure that person's compliance with this paragraph (b);

(4) failure to maintain adequate procedures and controls that permit the Equity Member to effectively monitor and supervise the entry of orders by users to prevent the prohibited practices set forth in this paragraph (b);

(5) failure to abide by a determination of the Exchange;

(6) effecting transactions that are manipulative as provided in Exchange Rule 2700 (Market Manipulation) or any other rule of the Exchange; and

(7) refusal to provide information requested by the Exchange.

(c) Subject to the Rules, the Exchange will provide access to the System to Equity Members in good standing that wish to conduct business on MIAX Pearl Equities.

(d) Pursuant to the Rules and the arrangements referred to in this Exchange Rule 2602, the Exchange may:

(1) suspend an Equity Member's access to the System following a warning which may be made in writing or verbally (and subsequently confirmed in writing); or

(2) terminate an Equity Member's access to the System by notice in writing.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2603. Input of Accurate Information

Equity Members shall input accurate information into the System, including, but not limited to, whether the Equity Member acted in a Principal, Agent, or Riskless Principal capacity for each order entered.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2604. Authorized Traders

(a) An Equity Member shall maintain a list of ATs who may obtain access to the System on behalf of the Equity Member or the Equity Member's Sponsored Participants. The Equity Member shall update the list of ATs as necessary. Equity Members must provide the list of ATs to the Exchange upon request.



(b) An Equity Member must have reasonable procedures to ensure that all ATs comply with all Exchange Rules and all other procedures related to the System.

(c) An Equity Member must suspend or withdraw a person's status as an AT if the Exchange has determined that the person has caused the Member to fail to comply with the Rules of the Exchange and the Exchange has directed the Equity Member to suspend or withdraw the person's status as an AT.

(d) An Equity Member must have reasonable procedures to ensure that the ATs maintain the physical security of the equipment for accessing the facilities of the Exchange to prevent the improper use or access to the systems, including unauthorized entry of information into the systems.

(e) To be eligible for registration as an AT of an Equity Member a person must successfully complete the General Securities Representative Examination (Series 7), the Securities Traders Qualification Examination (Series 57), or an equivalent foreign examination module approved by the Exchange, as defined in Interpretation and Policy .09 to Exchange Rule 3100, and any other training and/or certification programs as may be required by the Exchange.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2605. Registration as Equities Market Maker

(a) Quotations and quotation sizes may be entered into MIAX Pearl Equities only by an Equity Member registered as an Equities Market Maker or other entity approved by the Exchange to function in a market-making capacity.

(b) An Equities Market Maker may become registered in an issue by entering a registration request via an Exchange approved electronic interface with MIAX Pearl Equities systems or by contacting Exchange operations. Registration shall become effective on the day the registration request is entered, unless otherwise provided by the Exchange.

(c) An Equities Market Maker's registration in an issue shall be terminated by the Exchange if the market maker fails to enter quotations in the issue within five (5) business days after the market maker's registration in the issue becomes effective.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2606. Equities Market Maker Obligations

An Equity Member registered as an Equities Market Maker shall engage in a course of dealings for its own account to assist in the maintenance, insofar as reasonably practicable, of fair and orderly markets in accordance with this Exchange Rule.

(a) **Quotation Requirements and Obligations.**

(1) **Two-Sided Quote Obligations**. For each equity security in which an Equity Member is registered as an Equities Market Maker, the Equity Member shall be willing to buy and sell such security for its own account on a continuous basis during Regular Trading Hours and shall enter and maintain a two-sided trading interest ("Two-Sided Obligation") that is identified to the Exchange as the interest meeting the obligation and is displayed in the Exchange's quotation at all times. Interest eligible to be considered as part of an Equities Market Maker's Two-Sided Obligation shall have a displayed quotation size of at least one normal unit of trading (or a larger multiple thereof); provided, however, that an Equities Market Maker may augment its Two-Sided Obligation size to display limit orders priced at the same price as the Two-Sided Obligation. Unless otherwise designated, a "normal unit of trading" shall be 100 shares. After an execution against its Two-Sided Obligation, an Equities Market Maker must ensure that additional



trading interest exists in the Exchange to satisfy its Two-Sided Obligation either by immediately entering new interest to comply with this obligation to maintain continuous two-sided quotations or identify to the Exchange current resting interest that satisfies the Two-Sided Obligation.

(2) **Pricing Obligations**. For NMS stocks (as defined in Rule 600 under Regulation NMS) an Equities Market Maker shall adhere to the pricing obligations established by this Exchange Rule during Regular Trading Hours; provided, however, that such pricing obligations (i) shall not commence during any trading day until after the first regular way transaction on the primary listing market in the security, as reported by the responsible single plan processor, and (ii) shall be suspended during a trading halt, suspension, or pause, and shall not re-commence until after the first regular way transaction on the primary listing market in the security following such halt, suspension, or pause, as reported by the responsible single plan processor.

(3) **Bid Quotations**. At the time of entry of bid interest satisfying the Two-Sided Obligation, the price of the bid interest shall be not more than the Designated Percentage lower than the then current NBB, or if no NBB, not more than the Designated Percentage lower than the last reported sale from the responsible single plan processor. In the event that the NBB (or if no NBB, the last reported sale) increases to a level that would cause the bid interest of the Two-Sided Obligation to be more than the Defined Limit lower than the NBB (or if no NBB, the last reported sale), or if the bid is executed or cancelled, the Equities Market Maker shall enter new bid interest at a price not more than the Designated Percentage lower than the then current NBB (or if no NBB, the last reported sale), or identify to the Exchange current resting interest that satisfies the Two-Sided Obligation.

(4) **Offer Quotations.** At the time of entry of offer interest satisfying the Two-Sided Obligation, the price of the offer interest shall be not more than the Designated Percentage higher than the then current NBO, or if no NBO, not more than the Designated Percentage higher than the last reported sale received from the responsible single plan processor. In the event that the NBO (or if no NBO, the last reported sale) decreases to a level that would cause the offer interest of the Two-Sided Obligation to be more than the Defined Limit higher than the NBO (or if no NBO, the last reported sale), or if the offer is executed or cancelled, the Equities Market Maker shall enter new offer interest at a price not more than the Designated Percentage higher than the then current NBO (or if no NBO, the last reported sale), or identify to the Exchange current resting interest that satisfies the Two-Sided Obligation.

(5) The NBBO shall be determined by the Exchange in accordance with its procedures for determining protected quotations under Rule 600 under Regulation NMS.

(6) For purposes of this Exchange Rule, the “Designated Percentage” shall be 8% for Tier 1 NMS Stocks under the Limit Up-Limit Down Plan, 28% for Tier 2 NMS Stocks under the Limit Up-Limit Down Plan with a price equal to or greater than $1.00, and 30% for Tier 2 NMS Stocks under the Limit Up-Limit Down Plan with a price less than $1.00, except that between 9:30 a.m. and 9:45 a.m. and between 3:35 p.m. and the close of trading, when Exchange Rule 2622(b) is not in effect, the Designated Percentage shall be 20% for Tier 1 NMS Stocks under the Limit Up-Limit Down Plan, 28% for Tier 2 NMS Stocks under the Limit Up-Limit Down Plan with a price equal to or greater than $1.00, and 30% for Tier 2 NMS Stocks under the Limit Up-Limit Down Plan with a price less than $1.00.

(7) For purposes of this Exchange Rule, the term “Defined Limit” shall be 9.5% for Tier 1 NMS Stocks under the Limit Up-Limit Down Plan, 29.5% for Tier 2 NMS Stocks under the Limit Up-Limit Down Plan with a price equal to or greater than $1.00, and 31.5% for Tier 2 NMS Stocks under the Limit Up-Limit Down Plan with a price less than $1.00, except that between 9:30 a.m. and 9:45 a.m. and between 3:35 p.m. and the close of trading, when Exchange Rule 2622(b) is not in effect, the Defined Limit shall be 21.5% for Tier 1 NMS Stocks under the Limit Up-Limit Down Plan, 29.5% for Tier 2 NMS Stocks under the Limit Up-Limit Down Plan with a price equal to or greater than $1.00, and 31.5% for Tier 2 NMS Stocks under the Limit Up-Limit Down Plan with a price less than $1.00.



(8) Nothing in this Exchange Rule shall preclude a Market Marker from quoting at price levels that are closer to the NBBO than the levels required by this Exchange Rule.

(9) The minimum quotation increment for quotations of $1.00 or above in all equity securities shall be $0.01. The minimum quotation increment in the System for quotations below $1.00 in equity securities shall be $0.0001.

(10) The individual Market Participant Identifier (“MPID”) assigned to an Equities Market Maker to meet its Two-Sided Obligation pursuant to subparagraph (a)(1) of this Exchange Rule shall be referred to as the Equities Market Maker’s “Primary MPID.” Equities Market Makers may request the use of additional MPIDs that shall be referred to as “Supplemental MPIDs.” An Equities Market Maker that ceases to meet the obligations appurtenant to its Primary MPID in any security shall not be permitted to use a Supplemental MPID for any purpose in that security.

(11) Equities Market Makers that are permitted the use of Supplemental MPIDs pursuant to subparagraph (10) above of this Exchange Rule are subject to the same rules applicable to the Equities Market Maker’s’ first quotation, with one exception: the continuous two-sided quote requirement and excused withdrawal procedures described in Exchange Rule 2607 do not apply to Equities Market Makers’ Supplemental MPIDs. Supplemental MPIDs may be identified to the Exchange as interest to satisfy an Equities Market Maker’s two-sided obligation, in which case in order to be satisfactory, the Supplemental MPID’s interest must be no more than the Designated Percentage from the NBBO as described and defined in this Exchange Rule 2606(a).

(b) **Firm Quotations.**

(1) All quotations and orders to buy and sell entered into the System by Equities Market Makers are firm and automatically executable for their displayed and non-displayed size in the System by all Users. A particular Equities Market Maker’s quotations may be cancelled rather than executed if designated with a STP modifier which is the same as that of an active opposite side order and originating from the same group type as the Equities Market Maker’s orders to buy or sell, as set forth in Exchange Rule 2614(f). Notwithstanding the foregoing, Equities Market Makers may not use STP modifiers to evade the firm quotation obligation.

(c) **Impaired Ability to Enter or Update Quotations.**

(1) In the event that an Equities Market Maker’s ability to enter or update quotations is impaired, the Equities Market Maker shall immediately contact Exchange Market Operations to request the withdrawal of its quotations.

(2) In the event that an Equities Market Maker’s ability to enter or update quotations is impaired and the Equities Market Maker elects to remain in MIAX Pearl Equities, the Equities Market Maker shall execute an offer to buy or sell received from another Member at its quotations as disseminated through the Exchange.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2607. Withdrawal of Quotations

(a) Except as provided in paragraph (b) of this Exchange Rule, an Equities Market Maker that wishes to withdraw quotations in a security shall contact Exchange Regulation to obtain excused withdrawal status prior to withdrawing its quotations. Withdrawals of quotations shall be granted by Exchange Regulation only upon satisfying one of the conditions specified in this Exchange Rule.

(b) An Equities Market Maker that wishes to obtain excused withdrawal status based on an Equities Market Maker’s systemic equipment problems, such as defects in an Equities Market Maker’s software or hardware systems or connectivity problems associated with the circuits connecting Exchange systems with the Equities Market Maker’s



systems, shall contact the Help Desk. The Help Desk may grant excused withdrawal status based on systemic equipment problems for up to five (5) business days, unless extended by the Help Desk.

(c) An Equities Market Maker that wishes to withdraw quotations shall contact Exchange Regulation to obtain excused withdrawal status prior to withdrawing its quotations. Excused withdrawal status based on illness, vacations or physical circumstances beyond the Equities Market Maker's control may be granted for up to five (5) business days, unless extended by Exchange Regulation. Excused withdrawal status based on investment activity or advice of legal counsel, accompanied by a representation that the condition necessitating the withdrawal of quotations is not permanent in nature, may, upon written request, be granted for not more than sixty (60) days. The withdrawal of quotations because of pending news, a sudden influx of orders or price changes, or to effect transactions with competitors shall not constitute acceptable reasons for granting excused withdrawal status.

(d) Excused withdrawal status may be granted to an Equities Market Maker that fails to maintain a clearing arrangement with a registered clearing agency or with a Member of such an agency, thereby terminating its registration as an Equities Market Maker. Provided however, that if the Exchange finds that the Equities Market Maker's failure to maintain a clearing arrangement is voluntary, the withdrawal of quotations will be considered voluntary and unexcused pursuant to Exchange Rule 2607 and Chapter XXVI governing MIAX Pearl Equities. Equities Market Makers that fail to maintain a clearing relationship will have their Exchange system status set to "suspend" and be thereby prevented from entering, or executing against, any quotes/orders in the System.

(e) The Exchange Appeals Committee shall have jurisdiction over proceedings brought by Equities Market Makers seeking review of the denial of an excused withdrawal pursuant to this Exchange Rule, or the conditions imposed on their re-entry.

(f) An Equities Market Maker that wishes to reinstate its quotations in a security after an excused withdrawal pursuant to this Exchange Rule 2607 shall notify the Exchange of its intention to be reinstated.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2608. Voluntary Termination of Registration

(a) An Equities Market Maker may voluntarily terminate its registration in a security by withdrawing its two-sided quotation from the Exchange. An Equities Market Maker that voluntarily terminates its registration in a security may not re-register as an Equities Market Maker in that security for one (1) business day. Withdrawal from participation as an Equities Market Maker in MIAX Pearl Equities shall constitute termination of registration as an Equities Market Maker in that security for purposes of this Exchange Rule; provided, however, that an Equities Market Maker that fails to maintain a clearing arrangement with a registered clearing agency or with a Member of such an agency and is withdrawn from participation in the MIAX Pearl Equities and thereby terminates its registration as an Equities Market Maker may register as an Equities Market Maker at any time after a clearing arrangement has been reestablished unless the Exchange finds that the Equities Market Maker's failure to maintain a clearing arrangement is voluntary, in which case the withdrawal of quotations will be considered voluntary and unexcused.

(b) Notwithstanding the above, an Equities Market Maker that accidentally withdraws as an Equities Market Maker may be reinstated if:

(1) The Equities Market Maker notified Exchange Regulation of the accidental withdrawal as soon as practicable under the circumstances, but within at least one hour of such withdrawal, and immediately thereafter provided written notification of the withdrawal and reinstatement request; and



(2) It is clear that the withdrawal was inadvertent and the Equities Market Maker was not attempting to avoid its market making obligations.

(c) Factors that the Exchange will consider in granting a reinstatement under paragraph (b) of this Exchange Rule include, but are not limited to:

(1) The number of accidental withdrawals by the Equities Market Maker in the past, as compared with Equities Market Makers making markets in a comparable number of stocks;

(2) The similarity between the symbol of the stock that the Equities Market Maker intended to withdraw from and the symbol of the stock that the Equities Market Maker actually withdrew from;

(3) Market conditions at the time of the withdrawal;

(4) Whether, given the market conditions at the time of the withdrawal, the withdrawal served to reduce the exposure of the Member's position in the security at the time of the withdrawal to market risk; and

(5) The timeliness with which the Equities Market Maker notified Regulation of the error.

(d) For purposes of paragraph (a) of this Exchange Rule, an Equities Market Maker shall not be deemed to have voluntarily terminated its registration in a security by voluntarily withdrawing its two-sided quotation from the Exchange if the Equities Market Maker's two-sided quotation in the subject security is withdrawn by MIAX Pearl Equities' systems due to issuer corporate action related to a dividend, payment or distribution, or due to a trading halt, and one of the following conditions is satisfied:

(1) The Equities Market Maker enters a new two-sided quotation prior to the close of the Regular Trading Session on the same day when MIAX Pearl Equities' systems withdrew such a quotation;

(2) The Equities Market Maker enters a new two-sided quotation on the day when trading resumes following a trading halt, or, if the resumption of trading occurs when the market is not in regular session, the Equities Market Maker enters a new two-sided quotation prior to the opening of the next Regular Trading Hours; or

(3) Upon request from the Equities Market Maker, Exchange Regulation authorizes the Equities Market Maker to enter a new two-sided quotation, provided that Exchange Regulation receives the Market Maker's request prior to the close of Regular Trading Hours on the next regular trading day after the day on which the Equities Market Maker became eligible to reenter a quotation pursuant to subparagraph (d)(1) or (d)(2) hereof and determines that the Equities Market Maker was not attempting to avoid its market making obligations by failing to re-enter such a quotation earlier.

(e) The Exchange Appeals Committee shall have jurisdiction over proceedings brought by Equities Market Makers seeking review of their denial of a reinstatement pursuant to paragraphs (b) or (d) of this Exchange Rule.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]



Rule 2609. Suspension and Termination of Quotations

The Exchange may, pursuant to the procedures set forth in Chapter IX, suspend, condition, limit, prohibit or terminate the authority of an Equities Market Maker or Equity Member to enter quotations in one or more authorized securities for violations of applicable requirements or prohibitions.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2610. Units of Trading

The unit of trading in stocks is one (1) share. 100 shares constitutes a "round lot," unless specified by the primary listing market to be fewer than 100 shares. Any amount less than a round lot shall constitute an "odd lot," and any amount greater than a round lot that is not a multiple of a round lot shall constitute a "mixed lot."

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2611. Odd and Mixed Lots

(a) **Order Types**. Exchange Rule 2614 specifies whether an order may not be entered as an odd lot or mixed lot.

(b) **Ranking and Execution**. Round lot, mixed lot and odd lot sized orders are treated in the same manner on the Exchange.

(c) For an order that is partially routed to an away market on arrival, if any returned quantity of the order joins resting odd lot quantity of the original order and the returned and resting quantity, either alone or together with other odd lot sized orders, would be displayed as a new BBO, both the returned and resting quantity will be assigned a new timestamp in accordance Exchange Rules 2616 and 2617(b)(6).

[Adopted: August 14, 2020 (SR-PEARL-2020-03), amended December 23, 2020, implemented June 21, 2021 (SR-PEARL-2020-28)]

Rule 2612. Minimum Price Variations

(a) Bids, offers, orders or indications of interests in securities traded on the Exchange shall not be made in an increment smaller than:

(1) $0.01 if those bids, offers or indications of interests are priced equal to or greater than $1.00 per share; or

(2) $0.0001 if those bids, offers or indications of interests are priced less than $1.00 per share and the security is an NMS stock pursuant to Rule 600(b)(65) of Regulation NMS and is trading on the Exchange; or

(3) Any other increment established by the Commission for any security which has been granted an exemption from the minimum price increments requirements of Rule 612(a) or 612(b) of Regulation NMS.

[Adopted: August 14, 2020 (SR-PEARL-2020-03); amended December 6, 2023 (SR-PEARL-2023-68); amended November 21, 2024 (SR-PEARL-2024-55)]



Rule 2613. Usage of Data Feeds

(a) The Exchange utilizes the following data feeds for the handling, execution and routing of orders in equity securities, as well as for surveillance necessary to monitor compliance with applicable securities laws and Exchange Rules:

Market Center	Primary Source	Secondary Source
Cboe BYX Exchange, Inc.	Direct Feed	CQS/UQDF
Cboe BZX Exchange, Inc.	Direct Feed	CQS/UQDF
Cboe EDGA Exchange, Inc.	Direct Feed	CQS/UQDF
Cboe EDGX Exchange, Inc.	Direct Feed	CQS/UQDF
FINRA ADF	CQS/UQDF	n/a
Investors Exchange LLC	Direct Feed	CQS/UQDF
Long Term Exchange, Inc.	CQS/UQDF	n/a
The Nasdaq Stock Market LLC	Direct Feed	CQS/UQDF
MEMX, LLC	Direct Feed	CQS/UQDF
Nasdaq BX, Inc.	Direct Feed	CQS/UQDF
Nasdaq PHLX LLC	Direct Feed	CQS/UQDF
New York Stock Exchange LLC	Direct Feed	CQS/UQDF
NYSE American LLC	Direct Feed	CQS/UQDF
NYSE ARCA, Inc.	Direct Feed	CQS/UQDF
NYSE Texas, Inc.	CQS/UQDF	n/a
NYSE National, Inc.	CQS/UQDF	n/a

(b) The Exchange may adjust its calculation of the PBBO and NBBO based on information about orders sent to other venues with Protected Quotations, execution reports received from those venues, and certain orders received by the Exchange.

(c) **SIP Trade and Administrative Data**. The responsible single plan processor is the Primary Source of trade and administrative messages such as Limit-up Limit-Down Price Bands, Market-Wide Circuit Breaker decline and status messages, Regulation SHO state messages, halts and resumes, and last sale information.

[Adopted: August 14, 2020 (SR-PEARL-2020-03); amended September 23, 2020 (SR-PEARL-2020-11); amended July 7, 2022, operative December 21, 2022 (SR-PEARL-2022-27); amended January 24, 2024; operative August 7, 2024 (SR-PEARL-2024-04); amended April 21, 2025 (SR-PEARL-2025-18)]

Rule 2614. Orders and Order Instructions

Users may enter into the System the types of orders listed in this Exchange Rule 2614, subject to the limitations set forth in this Exchange Rule or elsewhere in these Rules. Order, instruction, and parameter combinations which are disallowed by the Exchange or incompatible by their terms, will be rejected, ignored, or overridden by the Exchange, as determined by the Exchange to facilitate the most orderly handling of User instructions.

(a) **General Order Types.**

(1) **Limit Order**. An order to buy or sell a stated amount of a security at a specified price or better. A "marketable" Limit Order to buy (sell) will trade with all orders to sell (buy) priced at or below (above) the PBO (PBB)



for the security. Once no longer marketable, the Limit Order will be ranked on the MIAX Pearl Equities Book pursuant to Exchange Rule 2616. An incoming Limit Order may be designated as ISO.

(i) A Limit Order will be displayed on the MIAX Pearl Equities Book unless the User elects that the Limit Order be non-displayed. A Limit Order may be designated as Attributable.

(A) A displayed Limit Order may include a Reserve Quantity. A displayed Limit Order with a Reserve Quantity must include a replenishment instruction and a replenishment amount.

(ii) A Limit Order may include a time-in-force of IOC, FOK, RHO, Day, GTT, or GTX. A Limit Order with a time-in-force of RHO is eligible to participate in the Opening Process under Exchange Rule 2615. A Limit Order is eligible to participate in the Early Trading Session, Regular Trading Session, and Late Trading Session.

(iii) A Limit Order may be entered as an odd lot, round lot, or mixed lot. A non-displayed Limit Order may include a Minimum Execution Quantity instruction.

(iv) A Limit Order may be designated as Post Only or Do Not Route. Unless designated as Post Only or Do Not Route, a marketable Limit Order to buy (sell) will be eligible to be routed away to prices equal to or higher (lower) than the PBO (PBB) pursuant to Exchange Rule 2617(b) only after trading with orders to sell (buy) on the MIAX Pearl Equities Book at each price point.

(v) **Re-Pricing to Comply with Rule 610 of Regulation NMS**.

(A) A non-routable Limit Order to buy (sell) that, if displayed at its limit price on the MIAX Pearl Equities Book upon entry, would lock or cross the PBO (PBB) of an away Trading Center will be re-priced pursuant to the Display Price Sliding Process, unless the User affirmatively elects to have the order immediately cancelled.

(B) A non-routable Limit Order to buy (sell) with a limit price that would cross the PBO (PBB) of an away Trading Center upon entry will not execute at a price that is higher (lower) than the PBO (PBB).

(vi) **Re-Pricing to Comply with Rule 201 of Regulation SHO**. During a Short Sale Period, as defined in Exchange Rule 2614(g)(3)(i), a Limit Order to sell that is designated as short and cannot be executed or displayed on the MIAX Pearl Equities Book at its limit price pursuant to Rule 201 of Regulation SHO will be re-priced to a Permitted Price, as defined in Exchange Rule 2614(g)(3)(i), pursuant to the Short Sale Price Sliding Process, unless the User affirmatively elects to have the order immediately cancelled.

During a Short Sale Period, as defined in Exchange Rule 2614(g)(3)(i), the System will immediately cancel any portion of an incoming Limit Order designated as ISO and short that includes a time-in-force instruction RHO, Day, GTT, or GTX that cannot be executed or displayed at its limit price at the time of entry pursuant to Rule 201 of Regulation SHO.

(vii) **Re-Pricing of Non-Displayed Limit Orders**. A non-displayed Limit Order to buy (sell) that, if posted to the MIAX Pearl Equities Book, would cross the PBO (PBB) of an away Trading Center will be re-priced pursuant to the Non-Displayed Order Price Sliding Process.

(viii) **Limit Up-Limit Down**. A Limit Order to buy (sell) that is priced above (below) the Upper (Lower) Price Band shall be re-priced pursuant to Exchange Rule 2622(h), unless the User affirmatively elects to have the order immediately cancelled.



(ix) **Limit Order Price Protection**.

(A) **Acceptance of Orders**. A Limit Order to buy (sell) will be rejected if it is priced at or above (below) the greater of a specified dollar and percentage away from the PBO for Limit Orders to buy, the PBB for Limit Orders to sell. If the PBBO is unavailable, a Limit Order to buy (sell) will be rejected if it is priced at or above (below) the greater of a specified dollar and percentage away from the most current of the following:

1. consolidated last sale price disseminated during the Regular Trading Hours on trade date; or

2. the last trade price for the security on trade date that occurred outside of Regular Trading Hours (Form T, as communicated by the relevant SIP) on trade date which other than for the Form T designation would have been considered a valid last sale price; or

3. the prior day's Official Closing Price identified as such by the primary listing exchange, adjusted to account for events such as corporate actions and news events.

(B) **Specified Percentage Elections**. Equity Members may customize the specified dollar and percentage values on an MPID and/or per session basis. If an Equity Member does not provide MIAX Pearl Equities specified dollar and percentage values for their order(s), default specified dollar and percentage values established by the Exchange will be applied. The default specified dollar and percentage values will be posted to the Exchange's website and the Exchange will announce in advance any changes to those dollar and percentage values via a Regulatory Circular. During the Early Trading Session and Late Trading Session, the default dollar and percentage values will be subject to a multiplier established by the Exchange (the "LOPP Extended Hours Multiplier"). The default value of the LOPP Extended Hours Multiplier will be posted to the Exchange's website and the Exchange will announce in advance any changes to the LOPP Extended Hours Multiplier via a Regulatory Circular. Equity Members may select a LOPP Extended Hours Multiplier that is higher than, equal to, or lower than the default LOPP Extended Hours Multiplier established by the Exchange.

(C) **Applicability**. Limit Order Price Protection will be applied when an order is first eligible to trade. A Limit Order entered before the Regular Trading Session that becomes eligible to trade in the Regular Trading Session will become subject to Limit Order Price Protection when the Regular Trading Session begins. Limit Order Price Protection will not be applied if:

1. the prices listed under paragraphs (a)(1)(ix)(A) of this Exchange Rule 2614 are unavailable; or

2. the price listed under paragraph (a)(1)(ix)(A)3. is to be applied and a regulatory halt has been declared by the primary listing market during that trading day.

(D) Limit Order Price Protection thresholds for an order to buy (sell) that is not in the minimum price variation ("MPV") for the security, as defined in Exchange Rule 2616, will be rounded down (up) to the nearest price at the applicable MPV.

(x) **NBBO Cancel Option**. On an order-by-order basis, a User may elect that the System cancel a displayed Limit Order to buy (sell) that does not establish a new NBB (NBO) upon entry or when modified via a Cancel/Replace message in accordance with Exchange Rule 2614(e) and such modification results in the order losing time priority in accordance with Exchange Rule 2616(a)(5).



(2) **Market Order**. An order to buy (sell) a stated amount of a security that is to be executed at the PBO (PBB) or better. A Market Order shall not trade through a Protected Quotation.

(i) A Market Order may be entered as an odd lot, round lot, or mixed lot. A Market Order may include a Minimum Execution Quantity instruction.

(ii) A Market Order may include a time-in-force of IOC or FOK. A Market Order may only include a time-in-force of RHO when it is to be routed pursuant to the PAC routing option under Rule 2617(b)(5)(ii) below. All other Market Orders that include a time-in-force of RHO will be rejected. A Market Order is not eligible to participate in the Opening Process under Exchange Rule 2615. A Market Order is only eligible to participate in the Regular Trading Session.

(iii) A Market Order may be designated as Do Not Route. For a Market Order that is not designated as Do Not Route, any portion of that Market Order that cannot be executed in accordance with Exchange Rule 2617(a)(4) upon entry will be eligible to be routed away pursuant to Exchange Rule 2617(b). Any return quantity of a routed Market Order will be immediately cancelled. A Market Order that is designated as Post Only will be rejected.

(iv) A Market Order that is designated as Do Not Route will be cancelled if, upon entry, it cannot be executed on the System in accordance with Exchange Rule 2617(a)(4). Equity Members may elect that their Market Order to buy (sell) be cancelled if, upon entry, the PBO (PBB) of an away Trading Center is not available.

(v) **Short Sales.** During a Short Sale Period, as defined in Exchange Rule 2614(g)(3)(i), a Market Order to sell that is marked short will be cancelled upon entry if it cannot be executed at a Permitted Price or better, as defined in Exchange Rule 2614(g)(3)(i).

(vi) **Limit Up-Limit Down.** Any portion of a Market Order to buy (sell) will be cancelled upon entry if it cannot be executed because at the time it is received by the System the PBO (PBB) is greater (less) than the Upper (Lower) Price Band.

(3) **Pegged Orders.** A Pegged Order is an order that is automatically re-priced in response to changes in the PBBO. A Pegged Order receives a new timestamp each time its working price changes in response to changes in the PBBO.

(i) **Types of Pegged Orders**.

(A) **Midpoint Peg Order**. A non-displayed Limit Order that is assigned a working price pegged to the midpoint of the PBBO.

1. A Midpoint Peg Order to buy (sell) with a limit price that is equal to or higher (lower) than the midpoint of the PBBO will be assigned a working price at the midpoint of the PBBO and may execute at the midpoint of the PBBO or better subject to its limit price. A Midpoint Peg Order to buy (sell) with a limit price that is lower (higher) than the midpoint of the PBBO will be assigned a working price equal to its limit price and may execute at its limit price or better.

2. An Aggressing Midpoint Peg Order to buy (sell) will trade with resting orders to sell (buy) with a working price at or below (above) the midpoint of the PBBO at the working price of the resting orders. Resting Midpoint Peg Orders to buy (sell) will trade at the midpoint of the PBBO against all Aggressing Orders to sell (buy) priced at or below (above) the midpoint of the PBBO.



(B) **Primary Peg Order**. A Limit Order to buy (sell) that is assigned a working price pegged to the PBB (PBO), subject to its limit price. For purposes of determining the working price of a Primary Peg Order to buy (sell), the Exchange will not take into account a displayed Primary Peg Order to buy (sell) resting on the MIAX Pearl Equities Book.

1. A Primary Peg Order to buy (sell) with a limit price that is equal to or higher (lower) than its pegged price will be assigned a working price equal to its pegged price and may execute up (down) to and including its pegged price subject to its limit price. A Primary Peg Order to buy (sell) with a limit price that is lower (higher) than its pegged price will be assigned a working price equal to its limit price and may execute up (down) to its limit price.

2. An Aggressing Primary Peg Order to buy (sell) will trade with resting orders to sell (buy) with a working price at or below (above) its working price. A resting Primary Peg Order to buy (sell) will trade at its working price against all Aggressing Orders to sell (buy) priced at or below (above) its working price.

3. A User may, but is not required to, select an offset equal to or greater than one minimum price variation ("MPV") for the security, as defined in Exchange Rule 2612 ("Primary Offset Amount"). The Primary Offset Amount for a non-displayed Primary Peg Order may be above or below the PBB or PBO that the order is pegged to. The Primary Offset Amount for a displayed Primary Peg Order to buy (sell) must result in the working price of such order being inferior to or equal to the PBB (PBO). A Primary Offset Amount for an order to buy (sell) that is not in the applicable MPV for the security will be rounded down (up) to the nearest price at the applicable MPV.

4. A Primary Peg Order will be non-displayed on the MIAX Pearl Equities Book, unless the User elects that the order be displayed. A displayed Primary Peg Order may be designated as Attributable.

5. Re-Pricing to Comply with Rule 610 of Regulation NMS. A Primary Peg Order to buy (sell) that, if displayed at its pegged price on the MIAX Pearl Equities Book, would lock or cross the PBO (PBB) of an away Trading Center will be re-priced multiple times pursuant to the Display Price Sliding Process.

6. Re-Pricing to Comply with Rule 201 of Regulation SHO. During a Short Sale Period, as defined in Exchange Rule 2614(g)(3)(i), a Primary Peg Order to sell that is designated as short and cannot be executed or displayed on the MIAX Pearl Equities Book at its pegged price pursuant to Rule 201 of Regulation SHO will be re-priced multiple times to a Permitted Price, as defined in Exchange Rule 2614(g)(3)(i), pursuant to the Short Sale Price Sliding Process.

7. Re-Pricing of Non-Displayed Primary Peg Order. A non-displayed Primary Peg Order to buy (sell) that, if posted to the MIAX Pearl Equities Book, would cross the PBO (PBB) of an away Trading Center will be re-priced pursuant to the Non-Displayed Order Price Sliding Process.

8. Limit Up-Limit Down. A Primary Peg Order to buy (sell) that is priced above (below) the Upper (Lower) Price Band shall be re-priced pursuant to Exchange Rule 2622(h).

(ii) A Midpoint Peg Order will be accepted but will not be eligible for execution when the PBB and/or PBO is not available. A Primary Peg Order will be accepted but will not be eligible for execution when the PBB or PBO it is pegged to is not available. All Pegged Orders will be accepted but will not be eligible for execution when the PBBO is crossed, and, if instructed by the User, when the PBBO is locked. A Pegged Order that is eligible for execution when the PBBO is locked will be executable at the locking price. A Pegged Order will become eligible for execution and receive a new timestamp when the PBBO uncrosses. A Pegged Order that was not eligible for execution during a locked market will become eligible for execution and receive a new timestamp when the PBBO unlocks. A Primary Peg Order will become eligible for execution and receive a new timestamp when the PBB or PBO



it is pegged to becomes available. A Midpoint Peg Order will become eligible for execution and receive a new timestamp when a new midpoint of the PBBO is established. In each of the above cases, pursuant to Exchange Rule 2616, all such Pegged Orders will retain their priority as compared to each other based upon the time priority of such orders immediately prior to being deemed not eligible for execution as set forth in this subparagraph (ii).

(iii) A Pegged Order may include a time-in-force of IOC, FOK, RHO, or Day, GTT, or GTX. A Pegged Order with a time-in-force of RHO is eligible to participate in the Opening Process under Exchange Rule 2615. A Pegged Order is eligible to participate in the Early Trading Session, Regular Trading Session, and Late Trading Session. A Primary Peg Order with a Primary Offset Amount that the User elects that the order be displayed shall only include a TIF instruction of RHO, or if entered during Regular Trading Hours, a TIF instruction of RHO or Day.

(iv) A Pegged Order may be entered as an odd lot, round lot, or mixed lot. A non-displayed Pegged Order may include a Minimum Execution Quantity instruction.

(v) Pegged Orders are not eligible for routing pursuant to Exchange Rule 2617(b). A Pegged Order may be designated as Post Only.

(b) **Time-in-Force Instructions.** Orders must have one of the following time-in-force terms.

(1) **Immediate-or-Cancel ("IOC").** An order that is to be executed in whole or in part as soon as such order is received. The portion not executed immediately on the Exchange or another Trading Center is treated as cancelled and is not posted to the MIAX Pearl Equities Book. Limit Orders with a time-in-force of IOC that are not designated as "Do Not Route" and that cannot be executed in accordance with Rule 2613(a)(4) on the System when reaching the Exchange will be eligible for routing away pursuant to Exchange Rule 2617(b).

(2) **Regular Hours Only ("RHO")**. An order that is designated for execution only during Regular Trading Hours, which includes the Opening Process for equity securities. An order with a time-in-force of RHO entered into the System before the opening of business on the Exchange as determined pursuant to Exchange Rule 2600 will be accepted but not eligible for execution until the start of Regular Trading Hours.

(3) **Da**y. An instruction the User may attach to an order stating that an order to buy or sell which, if not executed, expires at the end of Regular Trading Hours. Any Day order entered into the System before the opening for business on the Exchange as determined pursuant to Rule 2600, or after the closing of Regular Trading Hours, will be rejected.

(4) **Fill-or-Kill ("FOK")**. An instruction the User may attach to an order stating that the order is to be executed in its entirety as soon as it is received and, if not so executed, cancelled. An order with a FOK instruction is not eligible for routing away pursuant to Rule 2617(b).

(5) **Good-'til Time ("GTT")**. An instruction the User may attach to an order specifying the time of day at which the order expires. Any unexecuted portion of an order with a TIF instruction of GTT will be cancelled at the expiration of the User's specified time, which can be no later than the close of the Late Trading Session.

(6) **Good-'til Extended Day ("GTX")**. An instruction the User may attach to an order to buy or sell which, if not executed, will be cancelled by the close of the Late Trading Session.

(c) **Order Instructions.**

(1) **Do Not Route**. An order designated as Do Not Route is a non-routable order that will be ranked and executed on the MIAX Pearl Equities Book pursuant to Exchange Rules 2616 and 2617(a)(4) or cancelled. Unless



otherwise instructed by the User, an order designated as Do Not Route will be subject to the price sliding processes set forth in paragraph (g) of this Exchange Rule 2614 and paragraph (e) of Exchange Rule 2622 below.

(2) **Post Only**. An order designated as Post Only is a non-routable order that will be ranked and executed on the MIAX Pearl Equities Book pursuant to Exchange Rules 2616 and 2617(a)(4).

(i) An order designated as Post Only will only remove liquidity from the MIAX Pearl Equities Book when:

(A) the order is for a security priced below $1.00; or

(B) the value of such execution when removing liquidity equals or exceeds the value of such execution if the order instead posted to the MIAX Pearl Equities Book and subsequently provided liquidity including the applicable fees charged or rebates provided. To determine at the time of a potential execution whether the value of such execution when removing liquidity equals or exceeds the value of such execution if the order instead posted to the MIAX Pearl Equities Book and subsequently provided liquidity, the Exchange will use the highest possible rebate paid and highest possible fee charged for such executions on the Exchange.

(ii) Unless otherwise instructed by the User, an order designated as Post Only will be subject to the price sliding processes set forth in paragraph (g) this Exchange Rule 2614 and Exchange Rule 2622(h) below.

(3) **Displayed**. An instruction the User may attach to an order stating that the order is to be displayed by the System on the MIAX Pearl Equities Book. Unless the User elects otherwise, all orders eligible to be displayed on the MIAX Pearl Equities Book will be automatically defaulted by the System to Displayed.

(4) **Non-Displayed**. An instruction the User may attach to an order stating that any part of the order is not to be displayed by the System on the MIAX Pearl Equities Book.

(5) **Attributable**. An instruction to include the User's MPID with an order that is designated for display (price and size) on an Exchange proprietary data feed.

(6) **Non-Attributable**. An instruction on an order that is designated for display (price and size) on an Exchange proprietary data feed to display that order on an anonymous basis.

(7) **Minimum Execution Quantity**. An instruction a User may attach to a non-displayed order requiring the System to execute the order only to the extent that a minimum quantity can be satisfied.

(i) **Upon Entry**. Upon entry, an order with the Minimum Execution Quantity instruction will execute against individual orders resting on the MIAX Pearl Equities Book that each satisfy the order's minimum quantity condition. If there are orders that satisfy the minimum quantity condition, but there are also orders that do not satisfy the minimum quantity condition, the order with the Minimum Execution Quantity instruction will execute against orders resting on the MIAX Pearl Equities Book in accordance with Rule 2616, Priority of Orders, until it reaches an order that does not satisfy the minimum quantity condition, and then the remainder of the order will be posted to the MIAX Pearl Equities Book or cancelled in accordance with the terms of the order.

(A) A User may alternatively specify that the incoming order's minimum quantity condition need not be satisfied by each individual resting order and that the order's minimum quantity condition be satisfied by one or multiple orders resting on the MIAX Pearl Equities Book that in the aggregate satisfy the order's minimum quantity condition.



(ii) **When Resting**. Where there is insufficient size to satisfy an incoming order's minimum quantity condition, that incoming order with a Minimum Execution Quantity instruction with a time-in-force of RHO, Day, GTT, or GTX will not trade and will be posted on the MIAX Pearl Equities Book.

(A) When posted on the MIAX Pearl Equities Book, the order may only execute against individual incoming orders with a size that satisfies the minimum quantity condition.

1. An order with the Minimum Execution Quantity instruction cedes execution priority when it would lock or cross an order against which it would otherwise execute if it were not for the minimum quantity condition.

2. If a resting non-displayed sell (buy) order did not meet the minimum quantity condition of a same-priced resting order to buy (sell) with a Minimum Execution Quantity instruction, a subsequently arriving sell (buy) order that meets the minimum quantity condition will trade ahead of such resting non-displayed sell (buy) order at that price.

(B) Where there is insufficient size to satisfy the minimum quantity condition of an incoming order to buy (sell) and that incoming order, if posted at its limit price, would cross a displayed order to sell (buy) resting on the MIAX Pearl Equities Book, the order to buy (sell) with the Minimum Execution Quantity instruction will have a working price equal to the price of the displayed order to sell (buy).

(C) An order to buy (sell) with a Minimum Execution Quantity instruction that is posted to the MIAX Pearl Equities Book will not be eligible to trade:

1. at a price equal to or above (below) any sell (buy) displayed orders that have a ranked price equal to or below (above) the price of such order with a Minimum Execution Quantity instruction; or

2. at a price above (below) any sell (buy) non-displayed order that has a ranked price below (above) the price of such order with a Minimum Execution Quantity instruction.

(D) An order with a Minimum Execution Quantity instruction that crosses an order on the MIAX Pearl Equities Book may execute at a price less aggressive than its ranked price against an incoming order so long as such execution is consistent with the above restrictions.

(iii) **Partial Executions**. Upon entry and when resting on the MIAX Pearl Equities Book, an order with a Minimum Execution Quantity instruction may be partially executed so long as the execution size of the individual order or aggregate size of multiple orders, as applicable, is equal to or exceeds the minimum quantity condition provided in the instruction.

(A) Any shares remaining after a partial execution will continue to be executed at a size that is equal to or exceeds the minimum quantity condition provided in the instruction.

(B) Where the number of shares remaining are less than the minimum quantity condition provided in the instruction, the minimum quantity condition shall be equal to the number of shares remaining.

(iv) **Routing**. An order that includes a Minimum Execution Quantity instruction is not eligible to be routed to an away Trading Center in accordance with Rule 2617(b).

(8) **Reserve Quantity**. An instruction a User may attach to an order where a portion of the order is displayed ("Displayed Quantity") and with a portion of the order non-displayed ("Reserve Quantity"). Upon entry, both the



Displayed Quantity and the Reserve Quantity are eligible to trade with resting interest on the MIAX Pearl Equities Book or route to away markets. When resting, both the Displayed Quantity and Reserve Quantity are available for execution against incoming and Aggressing orders.

(i) **Replenishment Amounts**. A User must select the initial Displayed Quantity ("Max Floor") when entering an order with a Reserve Quantity. The Max Floor is also used to determine the replenishment amount. The Max Floor must be entered in round lots. If the Displayed Quantity is reduced to less than a round lot, the System will replenish the Displayed Quantity from the Reserve Quantity using one of the following replenishment options in accordance with the User's instruction.

(A) **Replenishment Options**.

1. **Random Replenishment**. An instruction where replenishment quantities are randomly determined by the System within a replenishment range established by the User. The User entering an order into the System subject to the Random Replenishment instruction must select a replenishment value and a Max Floor. The initial Displayed Quantity and replenishment quantities will be determined by the System by randomly selecting a number of shares within a replenishment range that is between: (i) the Max Floor minus the replenishment value; and (ii) the Max Floor plus the replenishment value.

2. **Fixed Replenishment**. An instruction where System will replenish the Displayed Quantity to equal the Max Floor designated by the User.

(B) **Default Replenishment Option**. An order will be subject to Fixed Replenishment unless the User affirmatively elects Random Replenishment.

(C) If after a partial execution the remainder of the order is less than the replenishment amount, the Exchange will replenish the Displayed Quantity to equal the remaining size of the entire order.

(ii) **Priority**.

(A) The Displayed Quantity of the order is provided displayed priority pursuant to Exchange Rule 2616(a)(2)(i)(A) and the Reserve Quantity is provided non-displayed priority pursuant to Exchange Rule 2616(a)(2)(i)(B).

(B) Each time the Displayed Quantity is replenished from the Reserve Quantity, a new time stamp is created for the Displayed Quantity, while the Reserve Quantity retains its time stamp.

(iii) **Re-pricing**. The Reserve Quantity's working price will be adjusted pursuant to the Non-Displayed Price Sliding Process as provided for in paragraph (g)(2) of this Rule.

(iv) **Routing**. Any quantity of an order with a Reserve Quantity that is returned unexecuted will join the Reserve Quantity. If there is no Reserve Quantity to join, the returned quantity will be assigned a new time stamp as the Reserve Quantity. In either case, such Reserve Quantity will replenish the Displayed Quantity as provided for in paragraph (c)(8)(i)(A) of this Rule.

(d) **Intermarket Sweep Orders**. The System will accept incoming Intermarket Sweep Orders ("ISO") (as such term is defined in Rule 600(b)(47) of Regulation NMS). To be eligible for treatment as an ISO, the order must be: (A) a Limit Order under paragraph (a)(1) of this Exchange Rule 2614; (B) marked "ISO"; and (C) the User entering the order must simultaneously route one or more additional Limit Orders marked "ISO," as necessary, to away Trading Centers to execute against the full displayed size of any Protected Quotation for the security as set forth below. Such



orders, if they meet the requirements of the foregoing sentence, may be immediately executed at one or multiple price levels in the System without regard to Protected Quotations at away Trading Centers consistent with Regulation NMS (i.e., may trade through such quotations and will not be rejected or cancelled if it would lock, cross, or be marketable against an away Trading Center). ISOs are not eligible for routing pursuant to Exchange Rule 2617(b).

(1) An ISO may include a time-in-force of IOC, RHO, Day, GTT, or GTX. Incoming ISOs cannot include a time-in-force instruction of FOK. An incoming ISO with a Displayed, Post Only, and time-in-force instruction of RHO, Day, GTT, or GTX will be cancelled without execution if, when entered, it is immediately marketable against a displayed order resting on the MIAX Pearl Equities Book unless such order removes liquidity pursuant to Rule 2614(c)(2).

(i) An ISO that includes a time-in-force of IOC will immediately trade with contra-side interest on the MIAX Pearl Equities Book up to its full size and limit price and any unexecuted quantity will be immediately cancelled. A User entering a ISO with a time-in-force of IOC represents that such User has simultaneously routed one or more additional Limit Orders marked "ISO," if necessary, to away Trading Centers to execute against the full displayed size of any Protected Quotation for the security with a price that is superior to the limit price of the ISO entered in the System.

(ii) An ISO that includes a time-in-force of RHO, Day, GTT, or GTX, if marketable on arrival, will immediately trade with contra-side interest on the MIAX Pearl Equities Book up to its full size and limit price. Any unexecuted quantity of an ISO with a time-in-force of RHO, Day, GTT, or GTX will be displayed at its limit price on the MIAX Pearl Equities Book and may lock or cross a Protected Quotation of an away Trading Center that was displayed at the time of arrival of the RHO, Day, GTT, or GTX ISO. A User entering an ISO with a time-in-force of RHO, Day, GTT, or GTX represents that such User has simultaneously routed one or more additional Limit Orders marked "ISO," if necessary, to away Trading Centers to execute against the full displayed size of any Protected Quotation for the security with a price that is superior or equal to the limit price of the ISO entered in the System.

(2) The Exchange relies on the marking of an order as ISO when handling such order, and thus, it is the entering Equity Member's responsibility, not the Exchange's responsibility, to comply with the requirements of Regulation NMS relating to ISOs.

(e) **Cancel/Replace Messages**. A User may, by appropriate entry in the System, cancel or replace an existing order entered by the User, subject to the following limitations.

(1) Orders may only be cancelled or replaced if the order has a time-in-force term other than IOC or FOK and if the order has not yet been executed.

(2) If an order has been routed to another Trading Center, the order will be placed in a "Pending" state until the routing process is completed. Executions that are completed when the order is in the "Pending" state will be processed normally.

(3) Only the price, sell long, sell short, or short exempt indicator, and size terms of the order may be changed by a Cancel/Replace Message. If a User desires to change any other terms of an existing order the existing order must be cancelled and a new order must be entered.

(4) Notwithstanding anything to the contrary in these Exchange Rules, no cancellation or replacement of an order will be effective until such message has been received and processed by the System.

(f) **Self-Trade Protection ("STP") Modifiers**. Any order designated with an STP modifier will be prevented from executing against a contra-side order also designated with an STP modifier and originating from the same MPID,



Exchange Member identifier, trading group identifier, Equity Member Affiliate identifier, or Multiple Access identifier (any such identifier, a "Unique Identifier"). For purposes of this rule, the term "Equity Member Affiliate" shall mean an Equity Member that is affiliated with another Equity Member pursuant to Exchange Rule 100. The Multiple Access identifier is available to Users that demonstrate: (i) the User maintains a Membership as an Equity Member on the Exchange through which it directly submits orders to the System; and (ii) the User also operates as a Sponsored Participant and submits orders to the System through Sponsored Access. The STP modifier on the order with the most recent timestamp controls the interaction between two orders marked with STP modifiers.

(1) **Cancel Newest**. An order marked with the Cancel Newest modifier will not execute against a contra-side order marked with any STP modifier originating from the same Unique Identifier. The order with the most recent timestamp marked with the Cancel Newest modifier will be cancelled back to the originating User(s). The contra-side order with the older timestamp marked with an STP modifier will remain on the MIAX Pearl Equities Book.

(2) **Cancel Oldest**. An order marked with the Cancel Oldest modifier will not execute against a contra-side order marked with any STP modifier originating from the same Unique Identifier. The order with the older timestamp marked with the STP modifier will be cancelled back to the originating User(s). The contra-side order with the most recent timestamp marked with the STP modifier will remain on the MIAX Pearl Equities Book.

(3) **Decrement and Cancel**. An order marked with the Decrement and Cancel modifier will not execute against contra-side interest marked with any STP modifier originating from the same Unique Identifier. If both orders are equivalent in size, both orders will be cancelled back to the originating User(s). If both orders are not equivalent in size, the equivalent size will be cancelled back to the originating User(s) and the larger order will be decremented by the size of the smaller order, with the balance remaining on the MIAX Pearl Equities Book.

(4) **Cancel Both**. An order marked with the Cancel Both modifier will not execute against contra-side interest marked with any STP modifier originating from the same Unique Identifier. The entire size of both orders will be cancelled back to the originating User(s).

(g) **Re-Pricing Processes to Comply with Regulatory Requirements.** The System will process orders, subject to a User's instructions, pursuant to the price sliding processes, as defined below.

(1) **Display Price Sliding Process.**

(i) An order to buy (sell) designated as Displayed that, if displayed at its limit price on the MIAX Pearl Equities Book upon entry, would create a violation of Rule 610(d) of Regulation NMS by locking or crossing the PBO (PBB) of an away Trading Center will be assigned a working price equal to the PBO (PBB) and a displayed price one (1) minimum price variation below (above) the current PBO (PBB). A User may elect to have the System only apply the Display Price Sliding Process to the extent a display-eligible order to buy (sell) at the time of entry would create a violation of Rule 610(d) of Regulation NMS by locking the PBO (PBB) of an away Trading Center. For Users that select this order handling, any order to buy (sell) will be cancelled if, upon entry, such order would create a violation of Rule 610(d) of Regulation NMS by crossing the PBO (PBB) of an away Trading Center.

(ii) An order subject to the Display Price Sliding Process will retain its original limit price irrespective of the working and displayed price assigned to the order. In the event the PBBO changes such that an order to buy (sell) subject to the Display Price Sliding Process would no longer lock or cross the PBO (PBB) of an away Trading Center, the order will receive a new timestamp and will be assigned a working and displayed price at the most aggressive permissible price. All orders that are assigned new working and displayed prices pursuant to the Display Price Sliding Process will retain their priority as compared to other orders subject to the Display Price Sliding Process based upon the time such orders were initially received by the Exchange. Following the initial ranking and display of an order subject to the Display Price Sliding Process, an order will only be assigned a new working and displayed



price to the extent it achieves a more aggressive price, provided, however, that the Exchange will assign an order a working price equal to the displayed price of the order in the event such order's displayed price is locked or crossed by a Protected Quotation of an away Trading Center. Such event will not result in a change in priority for the order at its displayed price.

(iii) The working and displayed prices of an order subject to the Display Price Sliding Process may be adjusted once or multiple times depending upon the instructions of a User and changes to the prevailing PBBO. Unless otherwise instructed by the User, the System will only adjust the working and displayed prices of an order upon entry and then the displayed price one additional time following a change to the prevailing PBBO. The working and displayed prices of orders subject to the optional multiple price sliding process will be adjusted, as permissible, based on changes to the prevailing PBBO.

(iv) Any display-eligible order to buy (sell) designated as Post Only that locks or crosses the PBO (PBB) displayed by the Exchange upon entry will be executed as set forth in Exchange Rule 2614(c)(2) or cancelled. Depending on User instructions, a display-eligible order to buy (sell) designated as Post Only that locks or crosses the PBO (PBB) displayed by an away Trading Center upon entry will be subject to the Display Price Sliding Process described in this paragraph (g)(1). In the event the PBBO changes such that an order designated as Post Only subject to the Display Price Sliding Process would be assigned a working price at which it could remove displayed liquidity from the MIAX Pearl Equities Book, the order will be executed as set forth in Exchange Rule 2614(c)(2) or cancelled.

(v) Orders to buy (sell) designated as Post Only will be permitted to post and be displayed opposite the working price of orders to sell (buy) subject to the Display Price Sliding Process. In the event an order subject to the Display Price Sliding Process is ranked on the MIAX Pearl Equities Book with a working price equal to an opposite side order displayed by the Exchange, it will be subject to processing as set forth in Exchange Rule 2617(a)(4).

(2) **Non-Displayed Price Sliding Process.** To avoid potentially trading through Protected Quotations of an away Trading Center, a non-displayed, non-routable order to buy (sell) that, upon entry, would cross the PBO (PBB) of an away Trading Center will be assigned a working price by the System equal to the PBO (PBB). In the event the PBO (PBB) changes such that the working price of a non-displayed order to buy (sell) resting on the MIAX Pearl Equities Book would again cross the PBO (PBB) of an external market, the working price of the non-displayed order to buy (sell) will be adjusted by the System to be equal to the updated PBO (PBB) and will receive new timestamp. In the event a non-displayed order to buy (sell) has been re-priced by the System pursuant to this subparagraph (2), such non-displayed order to buy (sell) will not be re-priced by the System unless it again crosses the PBO (PBB) of an away Trading Center or it achieves a more aggressive price due to an update in the PBO (PBB) of an away Trading Center.

(3) **Short Sale Price Sliding Process.**

(i) A short sale order that, at the time of entry, could not be executed or displayed at its limit price due to a short sale price test restriction under Rule 201 of Regulation SHO ("Short Sale Period") will be assigned a working and displayed price by the System equal to one (1) minimum price variation above the current NBB ("Permitted Price"). Unless otherwise instructed by the User, the System will only adjust the working and displayed price of a short sale order upon entry. To reflect declines in the NBB during a Short Sale Period, a User may elect that the System continue to adjust the working and displayed price of a displayed short sale order to the Permitted Price down to the order's original limit price.

(ii) In the event the NBB changes during a Short Sale Period such that the working price of a non-displayed short sale order would lock or cross the NBB, the order will be assigned a working price by the System equal to the Permitted Price and receive a new timestamp. To reflect changes in the NBB during a Short Sale Period,



the System will continue to adjust the working price of a non-displayed short sale order subject to the order's limit price.

(iii) During a Short Sale Period, a short sale order will be executed and displayed without regard to price if, at the time of initial display of the short sale order, the order was at a price above the then current NBB. Short sale orders that are entered into the Exchange prior to the Short Sale Period but are not displayed will be adjusted to a Permitted Price.

(iv) Short sale orders marked "short exempt" will not be subject to the Short Sale Price Sliding Process.

(v) **Applicability of the Short Sale Price Sliding Process**. During a Short Sale Period, a short sale order will be subject to the Short Sale Price Sliding Process, even if such order is also eligible for the Display Price Sliding Process.

[Adopted: August 14, 2020 (SR-PEARL-2020-03); amended March 31, 2021 (SR-PEARL-2021-07); amended April 22, 2021 (SR-PEARL-2021-09); amended November 2, 2021 (SR-PEARL-2021-35); amended February 15, 2022 (SR-PEARL-2022-06); amended April 6, 2022, implemented June 27, 2022 (SR-PEARL-2022-13); amended September 7, 2022, implemented December 5, 2022 (SR-PEARL-2022-34); amended November 2, 2022, implemented December 5, 2022 (SR-PEARL-2022-43); amended November 7, 2022, implemented December 5, 2022 (SR-PEARL-2022-48); amended August 8, 2023, operative August 30, 2023 (SR-PEARL-2023-34); amended August 25, 2023 (SR-PEARL-2023-39); amended September 26, 2023, operative October 22, 2023 (SR-PEARL-2023-47); amended September 26, 2023 (SR-PEARL-2023-48); amended October 19, 2023, operative February 15, 2024 (SR-PEARL-2023-58); amended December 6, 2023 (SR-PEARL-2023-68); amended November 21, 2024 (SR-PEARL-2024-55); amended October 3, 2024; operative February 20, 2025 (SR-PEARL-2024-47); amended December 10, 2024; operative February 20, 2025 (SR-PEARL-2024-58)]

Rule 2615. Opening Process for Equity Securities

(a) **Order Entry and Cancellation before the Opening Process**. Prior to the beginning of Regular Trading Hours, Users who wish to participate in the Opening Process may enter orders to buy or sell that are designated as RHO. Orders cancelled before the Opening Process will not participate in the Opening Process.

(1) Intermarket Sweep Orders ("ISOs") designated as RHO and all other orders without a TIF instruction of RHO may execute against eligible Early Trading Session contra-side interest resting on the MIAX Pearl Equities Book in the time period between the start of 9:30 a.m. Eastern Time and the Exchange's Opening Process or a Contingent Open, as described in paragraphs (b) and (d), below. Any unexecuted portion of an ISO that is designated RHO will be converted into a non-ISO and be queued for participation in the Opening Process.

(2) Only orders that include a time-in-force of RHO may participate in the Opening Process. While orders with a time-in-force of RHO that include a Post Only or Minimum Execution Quantity instruction are accepted prior to the Opening Process pursuant to Exchange Rule 2600(a), such orders are not eligible to participate in the Opening Process. ISOs, and orders that include a time-in-force other than RHO are also not eligible to participate in the Opening Process. Limit Orders that include a time-in-force of RHO with a Reserve Quantity may participate to the full extent of their Displayed Quantity and Reserve Quantity.

(3) All STP modifiers, as defined in Exchange Rule 2614(f), will be honored during the Opening Process.

(4) MIAX Pearl Equities will open by attempting to execute all orders eligible for the Opening Process.



(b) **Performing the Opening Process**. During the Opening Process, the Exchange attempts to match eligible buy and sell orders at the midpoint of the NBBO, as described in paragraph (c) below. All orders eligible to trade at the midpoint will be processed in time sequence, beginning with the order with the oldest timestamp. The Opening Process will conclude when no remaining orders, if any, can be matched at the midpoint of the NBBO. At the conclusion of the Opening Process, the unexecuted portion of orders that were eligible to participate in the Opening Process will be placed on the MIAX Pearl Equities Book in time sequence, cancelled, executed, or routed to away Trading Centers in accordance with the terms of the order.

(c) **Determining the Price of the Opening Process**. The price of the Opening Process will be the midpoint of the NBBO, which will be determined as set forth below.

(1) When the primary listing exchange is the NYSE or NYSE American, the Opening Process will be priced at the midpoint of the: (i) first NBBO subsequent to the first reported trade and first two-sided quotation on the primary listing exchange after 9:30:00 a.m. Eastern Time; or (ii) then prevailing NBBO when the first two-sided quotation is published by the primary listing exchange after 9:30:00 a.m. Eastern Time, but before 9:45:00 a.m. Eastern Time if no first trade is reported by the primary listing exchange within one second of publication of the first two-sided quotation by the primary listing exchange.

(2) For any other primary listing exchange, the Opening Process will be priced at the midpoint of the first NBBO subsequent to the first two-sided quotation published by the primary listing exchange after 9:30:00 a.m. Eastern Time.

(d) **Contingent Open**. If the conditions to establish the price of the Opening Process set forth under paragraph (c) above do not occur by 9:45:00 a.m. Eastern Time, the Exchange will handle all orders in time sequence, beginning with the order with the oldest timestamp, and be placed on the MIAX Pearl Equities Book, cancelled, executed, or routed to away Trading Centers in accordance with the terms of the order.

(e) **Re-Opening After a Halt**. While an equity security is subject to a halt, other than a halt initiated pursuant to Rule 2622(b)(2) following a Level 3 Market Decline, suspension, or pause in trading, the Exchange will accept orders for queuing prior to the resumption of trading in the security for participation in the Re-Opening Process.

(1) The Re-Opening Process will occur in the same manner described in paragraphs (a) through (c) above, with the following exceptions:

(i) ISOs and orders that include a time-in-force of IOC or FOK be cancelled or rejected, as applicable. Orders with a time-in-force of RHO that include a Post Only instruction or a Minimum Execution Quantity instruction will be accepted and retained during a halt but are not eligible to participate in the Re-Opening Process;

(ii) the Re-Opening Process will occur at the midpoint of the: (i) first NBBO subsequent to the first reported trade and first two-sided quotation on the primary listing exchange following the resumption of trading after a halt, suspension, or pause; or (ii) NBBO when the first two-sided quotation is published by the primary listing exchange following the resumption of trading after a halt, suspension, or pause if no first trade is reported by the listing exchange within one second of publication of the first two-sided quotation by the listing exchange.

(iii) During the Early Trading Session and Late Trading Session, the Re-Opening Process will occur at the midpoint of the NBBO after one second has passed following: (i) for Tape A securities, the Exchange's receipt of the first NBBO following the resumption of trading after a halt, suspension, or pause; or (ii) for Tape B and C securities, the publication of the first two-sided quotation by the listing exchange following the resumption of trading after a halt, suspension, or pause.



(2) Where neither of the conditions required to establish the price of the Re-Opening Process in paragraph (e)(1)(ii) above have occurred, the equity security may be opened for trading at the discretion of the Exchange. In such case, all orders will be handled in time sequence, beginning with the order with the oldest timestamp, and be placed on the MIAX Pearl Equities Book, cancelled, executed, or routed to away Trading Centers in accordance with the terms of the order.

[Adopted: August 14, 2020 (SR-PEARL-2020-03); amended March 31, 2021, implemented July 1, 2021 (SR-PEARL-2021-07); amended April 18, 2022, implemented June 27, 2022 (SR-PEARL-2022-14); amended September 26, 2023, operative October 22, 2023 (SR-PEARL-2023-47); amended December 14, 2023 (SR-PEARL-2023-71); amended October 3, 2024; operative February 20, 2025 (SR-PEARL-2024-47); amended December 10, 2024; operative February 20, 2025 (SR-PEARL-2024-58)]

Rule 2616. Priority of Orders

(a) **Ranking.** All non-marketable orders are ranked and maintained in the MIAX Pearl Equities Book according to price-time priority in the following manner: (1) price; (2) priority category; (3) time; and (4) ranking restrictions applicable to an order or modifier condition:

(1) **Price**. All orders are ranked based on the working price of an order. Orders to buy are ranked from highest working price to lowest working price. Orders to sell are ranked from lowest working price to highest working price. If the working price of an order changes, the price priority of the order changes.

(2) **Priority Category.** Subject to the execution process described in Rule 2617(a), the following priority rules shall apply:

(i) Within each priority category, where orders to buy (sell) are entered into the System and resting in the MIAX Pearl Equities Book at the same working price, the order clearly established as the first entered into the System at such particular price shall have precedence at that price, up to the number of shares specified in the order. The System shall rank equally priced trading interest within each priority category in time priority in the following order:

(A) **Displayed Limit Orders**. Non-marketable Limit Orders for which their working price is displayed.

(B) **Non-Displayed Orders**. Non-marketable Limit Orders for which their working price is non-displayed.

(ii) For purposes of paragraph (i) above:

(A) ISOs, as defined in Exchange Rule 2614(d) are treated as Limit Orders, as defined in Rule 2614(a)(1).

(3) **Time**. Within each priority category, orders are ranked based on time priority.

(i) An order is assigned a timestamp based on its original entry time, which is the time when an order is first placed in the MIAX Pearl Equities Book.

(A) An order that is fully routed to an away Trading Center on arrival is not assigned a timestamp time unless and until any unexecuted portion of the order returns to the MIAX Pearl Equities Book.



(B) For an order that is partially routed to an away Trading Center on arrival, the portion that is not routed is assigned a timestamp. If any unexecuted portion of the order returns to the MIAX Pearl Equities Book and joins any remaining resting portion of the original order, the returned portion of the order is assigned the same timestamp as the resting portion of the order. If the resting portion of the original order has already executed and any unexecuted portion of the order returns to the MIAX Pearl Equities Book, the returned portion of the order is assigned a new timestamp.

(ii) An order is assigned a new timestamp any time the working price of an order changes.

(4) **Self-Trade Protection**. Pursuant to Exchange Rule 2614(f), Users may direct that orders entered into the System not execute against orders entered under the same Unique Identifier. In such a case, the System will not permit such orders to execute against one another, regardless of priority ranking.

(5) **Cancel/Replace Messages.** In the event an order has been modified via a Cancel/Replace message in accordance with Exchange Rule 2614(e) above, such order only retains its timestamp if such modification involves a decrease in the size of the order, a change to the Max Floor of an order with a Reserve Quantity, or when a Short Sale Period, as defined in Exchange Rule 2614(g)(3)(i), is not in effect, a change in position from (A) sell to sell short; (B) sell to sell short exempt; (C) sell short to sell; (D) sell short to sell short exempt; (E) sell short exempt to sell; and (F) sell short exempt to sell short. Any other modification to an order, including an increase in the size of the order and/or price change, will result in such order losing time priority as compared to other orders in the MIAX Pearl Equities Book and the timestamp for such order being revised to reflect the time of the modification.

(6) In the event that an order is executed against an incoming order or Aggressing Order in accordance with Exchange Rule 2617 for less than its full size, the unexecuted size of the order shall retain its timestamp and be ranked in accordance with paragraph (2) above.

(b) **Dissemination.** The best-ranked order(s) to buy and the best-ranked order(s) to sell that are displayable in the MIAX Pearl Equities Book and the aggregate displayed size of such orders associated with such prices shall be collected and made available to quotation vendors for dissemination pursuant to the requirements of Rule 602 of Regulation NMS. Pursuant to Rule 602 of Regulation NMS under the Exchange Act, MIAX Pearl Equities will transmit for display to the appropriate network processor for each System Security:

(1) the highest price to buy wherein the aggregate size of all displayed buy interest in the System greater than or equal to that price is one round lot or greater;

(2) the aggregate size of all displayed buy interest in the System greater than or equal to the price in (1), rounded down to the nearest round lot;

(3) the lowest price to sell wherein the aggregate size of all displayed sell interest in the System less than or equal to that price is one round lot or greater; and

(4) the aggregate size of all displayed sell interest in the System less than or equal to the price in paragraph (3) above, rounded down to the nearest round lot.

[Adopted: August 14, 2020 (SR-PEARL-2020-03); amended April 22, 2021, implemented July 1, 2021 (SR-PEARL-2021-09); amended November 2, 2021 (SR-PEARL-2021-35); amended September 26, 2023, operative October 22, 2023 (SR-PEARL-2023-47)]



Rule 2617. Order Execution and Routing *(See below for amended Rule 2617 which will become operative on June 20, 2025)*

Subject to the restrictions under these Exchange Rules or the Exchange Act and the rules and regulations thereunder, orders shall be matched for execution and routed in accordance with this Exchange Rule 2617.

(a) **Execution Against MIAX Pearl Equities Book**. For purposes of this Exchange Rule 2617 any order falling within the parameters of this paragraph shall be referred to as executable. An order will be cancelled back to the User if, based on market conditions, User instructions, applicable Exchange Rules and/or the Act and the rules and regulations thereunder, such order is not executable, cannot be routed to another Trading Center pursuant to paragraph (b) of this Exchange Rule 2617 below and cannot be posted to the MIAX Pearl Equities Book.

(1) **Compliance with Regulation SHO.** For any execution of a short sale order to occur on the Exchange during a Short Sale Period, as defined in Exchange Rule 2614(g)(3)(i), the execution price must be better than the NBB, unless the sell short order was initially displayed by the System at a price above the then current NBB or is marked "short exempt" pursuant to Rule 200(g)(2) of Regulation SHO.

(2) **Compliance with Regulation NMS and Trade-Through Protection**.

(i) **Regular Trading Hours**. For any execution to occur during Regular Trading Hours, the price of an order to buy (sell) must be equal to or lower (greater) than the PBO (PBB), unless the order is marked ISO or the execution falls within another exception set forth in Rule 611(b) of Regulation NMS.

(ii) **Early Trading Session and Late Trading Session**. For any execution to occur during the Early Trading Session and Late Trading Session, the price must be equal to or better than the highest Protected Bid or lowest Protected Offer, unless the order is marked ISO or a Protected Bid is crossing a Protected Offer.

(3) **Compliance with the Limit Up-Limit Down Plan.** For any executions to occur during Regular Trading Hours, such executions must comply with the Limit-Up Limit Down Plan, as set forth in Rule 2622(h) below.

(4) **Execution against MIAX Pearl Equities Book**. An incoming order or Aggressing Order shall first attempt to be matched for execution against orders in the MIAX Pearl Equities Book, as described below.

(i) **Buy Orders**. An Aggressing Order and an incoming order to buy will be automatically executed to the extent that it is priced at an amount that equals or exceeds any order to sell in the MIAX Pearl Equities Book and is executable. Such order to buy will be matched for execution against sell orders resting on the MIAX Pearl Equities Book according to the price-time priority ranking of the resting orders.

(ii) **Sell Order**. An Aggressing Order and an incoming order to sell will be automatically executed to the extent that it is priced at an amount that equals or is less than any order to buy in the MIAX Pearl Equities Book and is executable. Such order to sell will be matched for execution against buy orders resting on the MIAX Pearl Equities Book according to the price-time priority ranking of the resting orders.

(iii) Consistent with Exchange Rule 2614, based on User instructions, certain orders are permitted to post and rest on the MIAX Pearl Equities Book at prices that lock or cross contra-side liquidity, provided, however, that the System will never display a locked or crossed market. Subject to sub-paragraph (iv) below, if an Aggressing Order or an incoming order to buy (sell), pursuant to paragraph (i) or (ii) above, would execute upon entry against a resting order to sell (buy) at the same or a worse price as a resting displayed order to buy (sell), the Aggressing Order or incoming order to buy (sell) will be cancelled or posted to the MIAX Pearl Equities Book and ranked in accordance with Exchange Rule 2616.



(iv) For securities priced equal to or greater than $1.00 per share, in the case where a non-displayed order to sell (buy) is posted on the MIAX Pearl Equities Book at a price that locks or crosses a displayed order to buy (sell) pursuant to sub-paragraph (iii) above, an Aggressing Order or an incoming order to buy (sell) described in sub-paragraphs (i) and (ii) above that is a Market Order or a Limit Order priced more aggressively than the order to buy (sell) displayed on the MIAX Pearl Equities Book will execute against the non-displayed order to sell (buy) resting on the MIAX Pearl Equities Book at one-half minimum price variation greater (less) than the price of the resting displayed order to buy (sell). For bids or offers under $1.00 per share, this sub-paragraph is inapplicable.

(b) **Routing to Away Trading Centers**. Unless a User elects that the order be non-routable, if a Market Order or Marketable Limit Order has not been executed in its entirety pursuant to paragraph (a) above, the order shall be eligible for additional processing under one or more of the routing options listed under paragraph (b)(5) below.

(1) **Order Routing to Other Trading Centers.** As it does for options orders under Exchange Rule 529(a), the Exchange may automatically route orders in equity securities to away Trading Centers under certain circumstances as described below and elsewhere in the rules (“Routing Services”). In connection with such services, the following shall apply:

(i) Routing Services will be provided in conjunction with one or more routing brokers that are not affiliated with the Exchange. For each routing broker used by the Exchange, an agreement will be in place between the Exchange and the routing broker that will, among other things, restrict the use of any confidential and proprietary information that the routing broker receives to legitimate business purposes necessary for routing orders at the direction of the Exchange.

(A) The Exchange shall establish and maintain procedures and internal controls reasonably designed to adequately restrict the flow of confidential and proprietary information between the Exchange and the routing broker, and any other entity, including any affiliate of the routing broker, and, if the routing broker or any of its affiliates engages in any other business activities other than providing routing services to the Exchange, between the segment of the routing broker or affiliate that provides the other business activities and the segment of the routing broker that provides the Routing Services.

(B) The Exchange may not use a routing broker for which the Exchange or any affiliate of the Exchange is the designated examining authority.

(C) The Exchange will provide its Routing Services in compliance with the provisions of the Exchange Act and the rules thereunder, including, but not limited to, the requirements in Section 6(b)(4) and (5) of the Exchange Act that the rules of a national securities exchange provide for the equitable allocation of reasonable dues, fees and other charges among its Members and other persons using its facilities, and not be designed to permit unfair discrimination between customers, issuers, brokers or dealers.

(D) For all Routing Services, the Exchange will determine the logic that provides when, how, and where orders are routed away to other Trading Centers.

(E) The routing broker will receive routing instructions from the Exchange, to route orders to other Trading Centers and report such executions back to the Exchange. The routing broker cannot change the terms of an order or the routing instructions, nor does the routing broker have any discretion about where to route an order.

(F) Any bid or offer entered on the Exchange routed to another Trading Center through a routing broker that results in an execution shall be binding on the Member that entered such bid/offer.



(2) **Regulation SHO.** Unless an order is routed pursuant to the PAC routing option set forth under paragraph (b)(5) of this Rule, an order marked "short" is not eligible for routing by the Exchange during a Short Sale Period, as defined in Exchange Rule 2614(g)(3)(i). An order that is ineligible for routing during a Short Sale Period that includes a time-in-force of IOC will immediately trade with contra-side interest on the MIAX Pearl Equities Book and any unexecuted quantity will be cancelled. If an order is ineligible for routing during a Short Sale Period and such order is a Limit Order, the Exchange will post the unfilled balance of the Limit Order to the MIAX Pearl Equities Book, subject to the Short Sale Price Sliding Process as defined in Exchange Rule 2614(g)(3)(i), unless the User has elected that the order be cancelled.

(3) **The Limit-Up Limit-Down Plan.** The Exchange will handle routable orders in connection with the Limit-Up Limit-Down Plan as described in Exchange Rule 2622(h).

(4) **Routing Process.**

(i) **Routing of Market Orders.** The System will designate Market Orders that are fully or partially routed to an away Trading Center as IOC and will cause such orders to be routed for execution to one or more Trading Centers for potential execution, per the entering User's instructions, in compliance with Rule 611 under Regulation NMS, Regulation SHO, and the Limit-Up Limit-Down Plan. After the System receives responses to orders that were routed away, to the extent an order is not executed in full through the routing process, the System will cancel any unexecuted portion back to the User.

(ii) **Routing of Marketable Limit Orders.** The System will designate marketable Limit Orders that are fully or partially routed to an away Trading Center as IOC and will cause such orders to be routed for execution to one or more Trading Centers for potential execution, per the entering User's instructions, in compliance with Rule 611 under Regulation NMS, Regulation SHO, and the Limit-Up Limit-Down Plan. After the System receives responses to orders that were routed away, to the extent an order is not executed in full through the routing process, the System will process the balance of such order in accordance with the parameters set by the User when the order was originally entered. As such, the System will either:

(A) cancel the unfilled balance of the order back to the User;

(B) process the unfilled balance of an order as an order designated as Do Not Route subject to the price sliding processes described in Exchange Rule 2614(g) and Exchange Rule 2622(h); or

(C) repeat the process described in paragraph (a)(4) above and this paragraph (b)(3) by executing against the MIAX Pearl Equities Book and/or re-routing orders to other Trading Centers until the original incoming order is executed in its entirety or its limit price is reached. If the order's limit price is reached, the order will be posted in the MIAX Pearl Equities Book, subject to the price sliding processes set forth Exchange Rule 2614(g) and Exchange Rule 2622(h).

(iii) To the extent the System is unable to access a Protected Quotation and there are no other accessible Protected Quotations at the NBBO, the System treat the order as non-routable, provided, however, that this provision will not apply to Protected Quotations published by a Trading Center against which the Exchange has declared self-help pursuant to paragraph (d) below.

(5) **Routing Options**. Routing options may be combined with all available order types and times-in-force instructions, with the exception of order types and times-in-force instructions whose terms are inconsistent with the terms of a particular routing option. The System will consider the quotations only of accessible Trading Centers. The term "System routing table" refers to the proprietary process for determining the specific trading venues to which the System routes orders and the order in which it routes them. The Exchange reserves the right to maintain a different



System routing table for different routing options and to modify the System routing table at any time without notice. The System routing options are:

(i) **Order Protection**. Order Protection is a routing option under which an order checks the System for available shares and then is routed to attempt to execute against Protected Quotations at away Trading Centers. All routable orders will be defaulted to the Order Protection routing option.

(ii) **Route to Primary Auction ("PAC")**. PAC is a routing option for Market Orders and displayed Limit Orders designated as RHO that the entering firm wishes to designate for participation in the opening, re-opening (following a regulatory halt, suspension, or pause), or closing process of a primary listing market (Cboe BZX, NYSE, Nasdaq, NYSE American, or NYSE Arca) if received before the opening, re-opening, or closing process of such market. The System will designate such orders routed pursuant to the PAC routing option with the time-in-force accepted by the primary listing market. Displayed Limit Orders coupled with the PAC routing option will be eligible to be routed pursuant to the PI routing option described under paragraph (b)(5)(iii) of this Rule.

(A) Routing to Opening, Re-Opening, or Closing Process.

1. **Opening and Re-Opening Process**. A displayed Limit Order or Market Order designated as RHO received before the security has opened on the primary listing market will be routed to participate in the primary listing market's opening process prior to the primary listing market's order entry cut-off time. If a displayed Limit Order or Market Order designated as RHO is received at or after the time the Exchange begins to route existing orders to participate in the primary listing exchange's opening process, but before market open, the Exchange will route such orders to participate in the primary listing market's opening process upon receipt. A displayed Limit Order designated as RHO will be routed to participate in the primary listing market's re-opening process upon the announcement of a regulatory halt, suspension, or pause. A displayed Limit Order or Market Order designated as RHO received after the announcement of a regulatory halt, suspension, or pause, but before the time of the primary listing market's re-opening process, will be routed to participate in the primary listing market's re-opening process upon receipt. A Market Order designated as RHO not received during times set forth above will be cancelled.

a. **Limit Orders**. Any shares that remain unexecuted after attempting to execute in the primary listing market's opening or re-opening process will either be posted to the MIAX Pearl Equities Book, executed, or routed pursuant to the PI routing option described under paragraph (b)(5)(iii) of this Rule.

b. **Market Orders**. Any shares that remain unexecuted after attempting to execute in the primary listing market's opening or re-opening process will be cancelled.

2. **Closing Process**.

a. **Limit Orders**. A Limit Order designated as RHO will be routed to participate in the primary listing market's closing process prior to the primary listing market's order entry cut-off time. If a Limit Order designated as RHO is received at or after the time the Exchange begins to route existing orders to participate in the primary listing market's closing process, but before market close, the Exchange will check the System for available shares and then route the remaining shares to participate in the primary listing market's closing process.

b. **Market Orders**. A Market Order designated as RHO is not eligible to be routed to participate in the primary listing market's closing process, unless such Market Order is: (i) entered at or after 3:50 p.m. Eastern Time, but before market close, (ii) the primary listing market has declared a regulatory halt; and (iii) the primary listing market is to conduct its closing process according to their applicable rules. All other Market



Order designated as RHO received at or after the time the Exchange begins to route existing orders to participate in the primary listing market's closing process, but before market close, will be cancelled.

3. **Retail Orders**. A Retail Member Organization (as defined in Rule 2626(a)(1)) may designate a Retail Order (as defined in Rule 2626(a)(2)) to be identified as Retail on an order-by-order basis or instruct the Exchange to identify all of its orders as Retail on a port-by-port basis. If so designated, a Retail Order will be identified as Retail when routed pursuant to paragraphs 1. and 2. above, as well as on the Exchange's proprietary data feeds pursuant to Rule 2626(f). A Retail Member Organization that instructs the Exchange to identify all its Retail Orders as Retail on a particular port will be able to override such setting and designate any individual Retail Order from that port to not be identified as Retail when routed to the primary listing market pursuant to paragraphs 1. and 2. above.

(B) **Continuous Trading**.

1. **Limit Orders Designated as RHO**. If a Limit Order designated as RHO is entered after the security has opened on the primary listing market, before being routed to the primary listing market's re-opening or closing process pursuant to paragraph (A) above, the Exchange will check the System for available shares and then route the remaining shares pursuant to the PI routing option described under paragraph (b)(5)(iii) of this Rule.

a. Any shares that remain unexecuted after routing will either be posted to the MIAX Pearl Equities Book, executed, or routed pursuant to the PI routing option described under paragraph (b)(5)(iii) of this Rule.

2. **Limit Orders Designated as IOC**. If a Limit Order designated as IOC is entered after the security has opened on the primary listing market, the Exchange will check the System for available shares and then route the remaining shares pursuant to the PI routing option described under paragraph (b)(5)(iii) of this Rule. Any shares that remain unexecuted after routing will be cancelled in accordance with the terms of the order. If a Limit Order designated as IOC is entered during the Early or Late Trading Sessions, the Exchange will check the System for available shares and any shares that remain unexecuted will be routed pursuant to paragraph (b)(4)(ii) of this Rule or cancelled in accordance with the terms of the order.

a. A Limit Order designated as IOC received during the time when the Exchange is in the process of routing orders to the primary listing market's re-opening process pursuant to paragraph (A) above will be rejected.

3. **Market Orders Designated as RHO**. A Market Order designated as RHO that is entered after the security has opened on the primary listing market will be handled in accordance with paragraph (A) above.

4. **Market Orders Designated as IOC**. A Market Order designated as IOC that is entered after the security has opened on the primary listing market will be cancelled.

(iii) Price Improvement ("PI") is a routing option that will route a displayed Limit Order coupled with the PAC routing option to multiple destinations simultaneously at a single price level. PI is not an independent routing option and may not be selected individually upon order entry.

(A) **Limit Orders Designated as RHO**. A displayed Limit Order designated as RHO that is coupled with the PAC routing option described under paragraph (ii)(A) above will automatically be coupled by the System with the PI routing option.



(B) **Limit Orders Designated as IOC**. A Limit Order designated as IOC that is coupled with the PAC routing option described under paragraph (ii)(B) above received during continuous trading will be automatically defaulted by the System to the PI routing option. Such Limit Orders are not eligible to be routed pursuant the PAC routing option.

(6) **Priority of Routed Orders**.

(i) Orders routed by the System to other Trading Centers are not ranked and maintained in the MIAX Pearl Equities Book pursuant to Rule 2616, and therefore are not available for execution against incoming orders and Aggressing Orders pursuant to paragraph (a) above.

(ii) Once routed by the System, an order becomes subject to the rules and procedures of the destination Trading Center.

(iii) The request to cancel an order routed to another Trading Center will not be processed unless and until all or a portion of the order returns unexecuted.

(iv) For an order that is partially routed to another Trading Center on arrival, the portion that is not routed is assigned a timestamp. If any unexecuted portion of the order returns to the MIAX Pearl Equities Book and joins any remaining resting portion of the original order, the returned portion of the order is assigned the same timestamp as the resting portion of the order. If the resting portion of the original order has already executed and any unexecuted portion of the order returns to the Exchange Book, the returned portion of the order is assigned a new timestamp.

(v) Following the routing process described above, unless the terms of the order direct otherwise, any unfilled portion of the order shall be ranked in the MIAX Pearl Equities Book in accordance with the terms of such order under Exchange Rule 2616 and such order shall be eligible for execution under this Exchange Rule 2617.

(c) **Display of Automated Quotations**. The System will be operated as an "automated market center" within the meaning of Regulation NMS, and in furtherance thereof, will display "automated quotations" within the meaning of Regulation NMS at all times except in the event that a systems malfunction renders the System incapable of displaying automated quotations. The Exchange shall communicate to Users its procedures concerning a change from automated to "manual quotations" (as defined in Regulation NMS).

(d) **Self-Help.** Pursuant to the self-help provisions of Regulation NMS, the System may execute a transaction that would constitute a trade-through of a Protected Quotation displayed on another Trading Center if such Trading Center is experiencing a failure, material delay, or malfunction of its systems or equipment. If another Trading Center publishing a Protected Quotation repeatedly fails to respond within one (1) second to orders sent by the System to access the Trading Center's Protected Quotation, the System may disregard those Protected Quotations when routing, displaying, canceling or executing orders on the Exchange. When invoking self-help, the Exchange will:

(1) Notify the non-responding Trading Center immediately after (or at the same time as) electing self-help; and

(2) Assess whether the cause of the problem lies with the System and, if so, taking immediate steps to resolve the problem instead of invoking self-help.

[Adopted: August 14, 2020 (SR-PEARL-2020-03); amended February 15, 2022 (SR-PEARL-2022-06); amended April 6, 2022, implemented June 27, 2022 (SR-PEARL-2022-13); amended July 13, 2022, operative March 22, 2023 (SR-PEARL-2022-29); amended November 7, 2022 (SR-PEARL-2022-50); amended March 31, 2023, implemented



June 26, 2023 (SR-PEARL-2023-15); amended August 8, 2023, operative August 30, 2023 (SR-PEARL-2023-34); amended September 26, 2023, operative October 22, 2023 (SR-PEARL-2023-47); amended October 3, 2024; operative February 20, 2025 (SR-PEARL-2024-47)]

The following Rule will become operative on June 20, 2025

Rule 2617. Order Execution and Routing

Subject to the restrictions under these Exchange Rules or the Exchange Act and the rules and regulations thereunder, orders shall be matched for execution and routed in accordance with this Exchange Rule 2617.

*(a) **Execution Against MIAX Pearl Equities Book**. For purposes of this Exchange Rule 2617 any order falling within the parameters of this paragraph shall be referred to as executable. An order will be cancelled back to the User if, based on market conditions, User instructions, applicable Exchange Rules and/or the Act and the rules and regulations thereunder, such order is not executable, cannot be routed to another Trading Center pursuant to paragraph (b) of this Exchange Rule 2617 below and cannot be posted to the MIAX Pearl Equities Book.*

*(1) **Compliance with Regulation SHO.** For any execution of a short sale order to occur on the Exchange during a Short Sale Period, as defined in Exchange Rule 2614(g)(3)(i), the execution price must be better than the NBB, unless the sell short order was initially displayed by the System at a price above the then current NBB or is marked "short exempt" pursuant to Rule 200(g)(2) of Regulation SHO.*

*(2) **Compliance with Regulation NMS and Trade-Through Protection**.*

*(i) **Regular Trading Hours**. For any execution to occur during Regular Trading Hours, the price of an order to buy (sell) must be equal to or lower (greater) than the PBO (PBB), unless the order is marked ISO or the execution falls within another exception set forth in Rule 611(b) of Regulation NMS.*

*(ii) **Early Trading Session and Late Trading Session**. For any execution to occur during the Early Trading Session and Late Trading Session, the price must be equal to or better than the highest Protected Bid or lowest Protected Offer, unless the order is marked ISO or a Protected Bid is crossing a Protected Offer.*

*(3) **Compliance with the Limit Up-Limit Down Plan.** For any executions to occur during Regular Trading Hours, such executions must comply with the Limit-Up Limit Down Plan, as set forth in Rule 2622(h) below.*

*(4) **Execution against MIAX Pearl Equities Book**. An incoming order or Aggressing Order shall first attempt to be matched for execution against orders in the MIAX Pearl Equities Book, as described below.*

*(i) **Buy Orders**. An Aggressing Order and an incoming order to buy will be automatically executed to the extent that it is priced at an amount that equals or exceeds any order to sell in the MIAX Pearl Equities Book and is executable. Such order to buy will be matched for execution against sell orders resting on the MIAX Pearl Equities Book according to the price-time priority ranking of the resting orders.*

*(ii) **Sell Order**. An Aggressing Order and an incoming order to sell will be automatically executed to the extent that it is priced at an amount that equals or is less than any order to buy in the MIAX Pearl Equities Book and is executable. Such order to sell will be matched for execution against buy orders resting on the MIAX Pearl Equities Book according to the price-time priority ranking of the resting orders.*

(iii) Consistent with Exchange Rule 2614, based on User instructions, certain orders are permitted to post and rest on the MIAX Pearl Equities Book at prices that lock or cross contra-side liquidity, provided, however,



that the System will never display a locked or crossed market. Subject to sub-paragraph (iv) below, if an Aggressing Order or an incoming order to buy (sell), pursuant to paragraph (i) or (ii) above, would execute upon entry against a resting order to sell (buy) at the same or a worse price as a resting displayed order to buy (sell), the Aggressing Order or incoming order to buy (sell) will be cancelled or posted to the MIAX Pearl Equities Book and ranked in accordance with Exchange Rule 2616.

(iv) For securities priced equal to or greater than $1.00 per share, in the case where a non-displayed order to sell (buy) is posted on the MIAX Pearl Equities Book at a price that locks or crosses a displayed order to buy (sell) pursuant to sub-paragraph (iii) above, an Aggressing Order or an incoming order to buy (sell) described in sub-paragraphs (i) and (ii) above that is a Market Order or a Limit Order priced more aggressively than the order to buy (sell) displayed on the MIAX Pearl Equities Book will execute against the non-displayed order to sell (buy) resting on the MIAX Pearl Equities Book at one-half minimum price variation greater (less) than the price of the resting displayed order to buy (sell). For bids or offers under $1.00 per share, this sub-paragraph is inapplicable.

(b) ***Routing to Away Trading Centers****. Unless a User elects that the order be non-routable, if a Market Order or Marketable Limit Order has not been executed in its entirety pursuant to paragraph (a) above, the order shall be eligible for additional processing under one or more of the routing options listed under paragraph (b)(5) below.*

(1) ***Order Routing to Other Trading Centers.*** *As it does for options orders under Exchange Rule 529(a), the Exchange may automatically route orders in equity securities to away Trading Centers under certain circumstances as described below and elsewhere in the rules ("Routing Services"). In connection with such services, the following shall apply:*

(i) Routing Services will be provided in conjunction with one or more routing brokers that are not affiliated with the Exchange. For each routing broker used by the Exchange, an agreement will be in place between the Exchange and the routing broker that will, among other things, restrict the use of any confidential and proprietary information that the routing broker receives to legitimate business purposes necessary for routing orders at the direction of the Exchange.

(A) The Exchange shall establish and maintain procedures and internal controls reasonably designed to adequately restrict the flow of confidential and proprietary information between the Exchange and the routing broker, and any other entity, including any affiliate of the routing broker, and, if the routing broker or any of its affiliates engages in any other business activities other than providing routing services to the Exchange, between the segment of the routing broker or affiliate that provides the other business activities and the segment of the routing broker that provides the Routing Services.

(B) The Exchange may not use a routing broker for which the Exchange or any affiliate of the Exchange is the designated examining authority.

(C) The Exchange will provide its Routing Services in compliance with the provisions of the Exchange Act and the rules thereunder, including, but not limited to, the requirements in Section 6(b)(4) and (5) of the Exchange Act that the rules of a national securities exchange provide for the equitable allocation of reasonable dues, fees and other charges among its Members and other persons using its facilities, and not be designed to permit unfair discrimination between customers, issuers, brokers or dealers.

(D) For all Routing Services, the Exchange will determine the logic that provides when, how, and where orders are routed away to other Trading Centers.



(E) The routing broker will receive routing instructions from the Exchange, to route orders to other Trading Centers and report such executions back to the Exchange. The routing broker cannot change the terms of an order or the routing instructions, nor does the routing broker have any discretion about where to route an order.

(F) Any bid or offer entered on the Exchange routed to another Trading Center through a routing broker that results in an execution shall be binding on the Member that entered such bid/offer.

*(2) **Regulation SHO.** Unless an order is routed pursuant to the PAC routing option set forth under paragraph (b)(5) of this Rule, an order marked "short" is not eligible for routing by the Exchange during a Short Sale Period, as defined in Exchange Rule 2614(g)(3)(i). An order that is ineligible for routing during a Short Sale Period that includes a time-in-force of IOC will immediately trade with contra-side interest on the MIAX Pearl Equities Book and any unexecuted quantity will be cancelled. If an order is ineligible for routing during a Short Sale Period and such order is a Limit Order, the Exchange will post the unfilled balance of the Limit Order to the MIAX Pearl Equities Book, subject to the Short Sale Price Sliding Process as defined in Exchange Rule 2614(g)(3)(i), unless the User has elected that the order be cancelled.*

*(3) **The Limit-Up Limit-Down Plan.** The Exchange will handle routable orders in connection with the Limit-Up Limit-Down Plan as described in Exchange Rule 2622(h).*

*(4) **Routing Process.***

*(i) **Routing of Market Orders.** The System will designate Market Orders that are fully or partially routed to an away Trading Center as IOC and will cause such orders to be routed for execution to one or more Trading Centers for potential execution, per the entering User's instructions, in compliance with Rule 611 under Regulation NMS, Regulation SHO, and the Limit-Up Limit-Down Plan. After the System receives responses to orders that were routed away, to the extent an order is not executed in full through the routing process, the System will cancel any unexecuted portion back to the User.*

*(ii) **Routing of Marketable Limit Orders.** The System will designate marketable Limit Orders that are fully or partially routed to an away Trading Center as IOC and will cause such orders to be routed for execution to one or more Trading Centers for potential execution, per the entering User's instructions, in compliance with Rule 611 under Regulation NMS, Regulation SHO, and the Limit-Up Limit-Down Plan. After the System receives responses to orders that were routed away, to the extent an order is not executed in full through the routing process, the System will process the balance of such order in accordance with the parameters set by the User when the order was originally entered. As such, the System will either:*

(A) cancel the unfilled balance of the order back to the User;

(B) process the unfilled balance of an order as an order designated as Do Not Route subject to the price sliding processes described in Exchange Rule 2614(g) and Exchange Rule 2622(h); or

(C) repeat the process described in paragraph (a)(4) above and this paragraph (b)(3) by executing against the MIAX Pearl Equities Book and/or re-routing orders to other Trading Centers until the original incoming order is executed in its entirety or its limit price is reached. If the order's limit price is reached, the order will be posted in the MIAX Pearl Equities Book, subject to the price sliding processes set forth Exchange Rule 2614(g) and Exchange Rule 2622(h).

(iii) To the extent the System is unable to access a Protected Quotation and there are no other accessible Protected Quotations at the NBBO, the System treat the order as non-routable, provided, however, that



this provision will not apply to Protected Quotations published by a Trading Center against which the Exchange has declared self-help pursuant to paragraph (d) below.

(5) **Routing Options**. Routing options may be combined with all available order types and times-in-force instructions, with the exception of order types and times-in-force instructions whose terms are inconsistent with the terms of a particular routing option. The System will consider the quotations only of accessible Trading Centers. The term “System routing table” refers to the proprietary process for determining the specific trading venues to which the System routes orders and the order in which it routes them. The Exchange reserves the right to maintain a different System routing table for different routing options and to modify the System routing table at any time without notice. The System routing options are:

(i) **Order Protection**. Order Protection is a routing option under which an order checks the System for available shares and then is routed to attempt to execute against Protected Quotations at away Trading Centers. All routable orders will be defaulted to the Order Protection routing option.

(ii) **Route to Primary Auction (“PAC”)**. PAC is a routing option for Market Orders and displayed Limit Orders designated as RHO that the entering firm wishes to designate for participation in the opening, re-opening (following a regulatory halt, suspension, or pause), or closing process of a primary listing market ~~(Cboe BZX, NYSE, Nasdaq, NYSE American, or NYSE Arca)~~ if received before the opening, re-opening, or closing process of such market. The System will designate such orders routed pursuant to the PAC routing option with the time-in-force accepted by the primary listing market. Displayed Limit Orders coupled with the PAC routing option will be eligible to be routed pursuant to the PI routing option described under paragraph (b)(5)(iii) of this Rule.

(A) Routing to Opening, Re-Opening, or Closing Process.

1. **Opening and Re-Opening Process**. A displayed Limit Order or Market Order designated as RHO received before the security has opened on the primary listing market will be routed to participate in the primary listing market’s opening process prior to the primary listing market’s order entry cut-off time. If a displayed Limit Order or Market Order designated as RHO is received at or after the time the Exchange begins to route existing orders to participate in the primary listing exchange’s opening process, but before market open, the Exchange will route such orders to participate in the primary listing market’s opening process upon receipt. A displayed Limit Order designated as RHO will be routed to participate in the primary listing market’s re-opening process upon the announcement of a regulatory halt, suspension, or pause. A displayed Limit Order or Market Order designated as RHO received after the announcement of a regulatory halt, suspension, or pause, but before the time of the primary listing market’s re-opening process, will be routed to participate in the primary listing market’s re-opening process upon receipt. A Market Order designated as RHO not received during times set forth above will be cancelled.

a. **Limit Orders**. Any shares that remain unexecuted after attempting to execute in the primary listing market’s opening or re-opening process will either be posted to the MIAX Pearl Equities Book, executed, or routed pursuant to the PI routing option described under paragraph (b)(5)(iii) of this Rule.

b. **Market Orders**. Any shares that remain unexecuted after attempting to execute in the primary listing market’s opening or re-opening process will be cancelled.

2. **Closing Process**.

a. **Limit Orders**. A Limit Order designated as RHO will be routed to participate in the primary listing market’s closing process prior to the primary listing market’s order entry cut-off time. If a Limit Order designated as RHO is received at or after the time the Exchange begins to route existing orders to



participate in the primary listing market's closing process, but before market close, the Exchange will check the System for available shares and then route the remaining shares to participate in the primary listing market's closing process.

*b. **Market Orders**. A Market Order designated as RHO is not eligible to be routed to participate in the primary listing market's closing process, unless such Market Order is: (i) entered at or after 3:50 p.m. Eastern Time, but before market close, (ii) the primary listing market has declared a regulatory halt; and (iii) the primary listing market is to conduct its closing process according to their applicable rules. All other Market Order designated as RHO received at or after the time the Exchange begins to route existing orders to participate in the primary listing market's closing process, but before market close, will be cancelled.*

*3. **Retail Orders**. A Retail Member Organization (as defined in Rule 2626(a)(1)) may designate a Retail Order (as defined in Rule 2626(a)(2)) to be identified as Retail on an order-by-order basis or instruct the Exchange to identify all of its orders as Retail on a port-by-port basis. If so designated, a Retail Order will be identified as Retail when routed pursuant to paragraphs 1. and 2. above, as well as on the Exchange's proprietary data feeds pursuant to Rule 2626(f). A Retail Member Organization that instructs the Exchange to identify all its Retail Orders as Retail on a particular port will be able to override such setting and designate any individual Retail Order from that port to not be identified as Retail when routed to the primary listing market pursuant to paragraphs 1. and 2. above.*

*(B) **Continuous Trading**.*

*1. **Limit Orders Designated as RHO**. If a Limit Order designated as RHO is entered after the security has opened on the primary listing market, before being routed to the primary listing market's re-opening or closing process pursuant to paragraph (A) above, the Exchange will check the System for available shares and then route the remaining shares pursuant to the PI routing option described under paragraph (b)(5)(iii) of this Rule.*

a. Any shares that remain unexecuted after routing will either be posted to the MIAX Pearl Equities Book, executed, or routed pursuant to the PI routing option described under paragraph (b)(5)(iii) of this Rule.

*2. **Limit Orders Designated as IOC**. If a Limit Order designated as IOC is entered after the security has opened on the primary listing market, the Exchange will check the System for available shares and then route the remaining shares pursuant to the PI routing option described under paragraph (b)(5)(iii) of this Rule. Any shares that remain unexecuted after routing will be cancelled in accordance with the terms of the order. If a Limit Order designated as IOC is entered during the Early or Late Trading Sessions, the Exchange will check the System for available shares and any shares that remain unexecuted will be routed pursuant to paragraph (b)(4)(ii) of this Rule or cancelled in accordance with the terms of the order.*

a. A Limit Order designated as IOC received during the time when the Exchange is in the process of routing orders to the primary listing market's re-opening process pursuant to paragraph (A) above will be rejected.

*3. **Market Orders Designated as RHO**. A Market Order designated as RHO that is entered after the security has opened on the primary listing market will be handled in accordance with paragraph (A) above.*

*4. **Market Orders Designated as IOC**. A Market Order designated as IOC that is entered after the security has opened on the primary listing market will be cancelled.*



(iii) Price Improvement ("PI") is a routing option that will route a displayed Limit Order coupled with the PAC routing option to multiple destinations simultaneously at a single price level. PI is not an independent routing option and may not be selected individually upon order entry.

(A) ***Limit Orders Designated as RHO****. A displayed Limit Order designated as RHO that is coupled with the PAC routing option described under paragraph (ii)(A) above will automatically be coupled by the System with the PI routing option.*

(B) ***Limit Orders Designated as IOC****. A Limit Order designated as IOC that is coupled with the PAC routing option described under paragraph (ii)(B) above received during continuous trading will be automatically defaulted by the System to the PI routing option. Such Limit Orders are not eligible to be routed pursuant the PAC routing option.*

(6) ***Priority of Routed Orders****.*

(i) Orders routed by the System to other Trading Centers are not ranked and maintained in the MIAX Pearl Equities Book pursuant to Rule 2616, and therefore are not available for execution against incoming orders and Aggressing Orders pursuant to paragraph (a) above.

(ii) Once routed by the System, an order becomes subject to the rules and procedures of the destination Trading Center.

(iii) The request to cancel an order routed to another Trading Center will not be processed unless and until all or a portion of the order returns unexecuted.

(iv) For an order that is partially routed to another Trading Center on arrival, the portion that is not routed is assigned a timestamp. If any unexecuted portion of the order returns to the MIAX Pearl Equities Book and joins any remaining resting portion of the original order, the returned portion of the order is assigned the same timestamp as the resting portion of the order. If the resting portion of the original order has already executed and any unexecuted portion of the order returns to the Exchange Book, the returned portion of the order is assigned a new timestamp.

(v) Following the routing process described above, unless the terms of the order direct otherwise, any unfilled portion of the order shall be ranked in the MIAX Pearl Equities Book in accordance with the terms of such order under Exchange Rule 2616 and such order shall be eligible for execution under this Exchange Rule 2617.

(c) ***Display of Automated Quotations****. The System will be operated as an "automated market center" within the meaning of Regulation NMS, and in furtherance thereof, will display "automated quotations" within the meaning of Regulation NMS at all times except in the event that a systems malfunction renders the System incapable of displaying automated quotations. The Exchange shall communicate to Users its procedures concerning a change from automated to "manual quotations" (as defined in Regulation NMS).*

(d) ***Self-Help.*** *Pursuant to the self-help provisions of Regulation NMS, the System may execute a transaction that would constitute a trade-through of a Protected Quotation displayed on another Trading Center if such Trading Center is experiencing a failure, material delay, or malfunction of its systems or equipment. If another Trading Center publishing a Protected Quotation repeatedly fails to respond within one (1) second to orders sent by the System to access the Trading Center's Protected Quotation, the System may disregard those Protected Quotations when routing, displaying, canceling or executing orders on the Exchange. When invoking self-help, the Exchange will:*



(1) Notify the non-responding Trading Center immediately after (or at the same time as) electing self-help; and

(2) Assess whether the cause of the problem lies with the System and, if so, taking immediate steps to resolve the problem instead of invoking self-help.

[Adopted: August 14, 2020 (SR-PEARL-2020-03); amended February 15, 2022 (SR-PEARL-2022-06); amended April 6, 2022, implemented June 27, 2022 (SR-PEARL-2022-13); amended July 13, 2022, operative March 22, 2023 (SR-PEARL-2022-29); amended November 7, 2022 (SR-PEARL-2022-50); amended March 31, 2023, implemented June 26, 2023 (SR-PEARL-2023-15); amended August 8, 2023, operative August 30, 2023 (SR-PEARL-2023-34); amended September 26, 2023, operative October 22, 2023 (SR-PEARL-2023-47); amended October 3, 2024; operative February 20, 2025 (SR-PEARL-2024-47); amended May 21, 2025; operative June 20, 2025 (SR-PEARL-2025-23)]

Rule 2618. Risk Settings and Trading Risk Metrics

(a) **Risk Settings.**

(1) MIAX Pearl Equities offers certain risk settings applicable to an Equity Member's activities on MIAX Pearl Equities. The risk settings offered by MIAX Pearl Equities include:

(i) controls related to the size of an order (including restrictions on the maximum notional value per order and maximum shares per order);

(ii) controls related to the price of an order (including percentage-based and dollar-based controls);

(iii) controls related to the order types or modifiers that can be utilized (including pre-market, post-market,short sales and ISOs);

(iv) controls to prohibit duplicative orders;

(v) controls preventing the entry of orders placed in a Principal or Riskless Principal capacity;

(vi) controls preventing the entry of an order or order modification request with a size that exceeds the average daily trading volume of the security multiplied by a percentage selected by the Equity Member when the average daily trading volume of the security is greater than a specified minimum average daily trading volume selected by the Equity Member;

(vii) controls related to orders in securities on the Equity Member's restricted securities list; and

(viii) controls related to the frequency at which orders and/or Cancel/Replace messages are entered.

(2) MIAX Pearl Equities offers certain risk settings applicable to an Equity Member's activities on MIAX Pearl Equities that are available to either the Equity Member or to its Clearing Member, as defined in Rule 2620, as set forth below:

(i) The "Gross Notional Trade Value" is a pre-established maximum daily dollar amount for purchases and sales across all symbols, where both purchases and sales are counted as positive values. For purposes of calculating the Gross Notional Trade Value, only executed orders are included.



(ii) The "Net Notional Trade Value" is a pre-established maximum daily dollar amount for purchases and sales across all symbols, where purchases are counted as positive values and sales are counted as negative values. For purposes of calculating the Net Notional Trade Value, only executed orders are included.

(iii) The "Gross Notional Open Value" is a pre-established maximum daily dollar amount for open buy and sell orders across all symbols, where both open orders to buy and sell are counted as positive values. For purposes of calculating the Gross Notional Open Value, only unexecuted orders are included.

(iv) The "Net Notional Open Value" is a pre-established maximum daily dollar amount for open buy and sell orders across all symbols, where open orders to buy are counted as positive values and open orders to sell are counted as negative values. For purposes of calculating the Net Notional Open Value, only unexecuted orders are included.

(v) The "Gross Notional Open and Trade Value" is a pre-established maximum daily dollar amount for purchases and sales, as well as open buy and sell orders across all symbols, where purchases, sales, open orders to buy, and open orders to sell are counted as positive values. For purposes of calculating the Gross Notional Open and Trade Value, executed and unexecuted orders are included.

(vi) The "Net Notional Open and Trade Value" is a pre-established maximum daily dollar amount for purchases and sales, as well as open buy and sell orders across all symbols, where purchases and open orders to buy are counted as positive values, and sales and open orders to sell are counted as negative values. For purposes of calculating the Net Notional Open and Trade Value, executed and unexecuted orders are included.

(3) **Establishing and Adjusting Limit**s. An Equity Member may set limits for the risk settings provided in paragraph (a)(1) of this Rule 2618. Either an Equity Member or its Clearing Member, if allocated such responsibility pursuant to paragraph (a)(4) of this Rule 2618, may set limits for the risk settings provided in paragraph (a)(2) of this Rule 2618.

(i) Limits may be set at the MPID, session, and firm level.

(ii) Limits may be established or adjusted before the beginning of a trading day or during the trading day.

(4) An Equity Member that does not self-clear may allocate the responsibility for establishing and adjusting the risk settings identified in paragraph (a)(2) of this Rule 2618 to a Clearing Member that clears transactions on behalf of the Equity Member, if designated in a manner prescribed by the Exchange. An Equity Member that chooses to allocate responsibility to its Clearing Member may view any risk settings established by the Clearing Member pursuant to paragraph (a)(2) of this Rule 2618, and may be notified of any action taken by the Exchange with respect to its trading activity. By allocating responsibility to its Clearing Member, the Equity Member consents to the Exchange taking action with respect to the Equity Member's trading activity as provided in paragraph (a)(6) of this Rule 2618. An Equity Member may revoke responsibility allocated to its Clearing Member pursuant to this paragraph at any time, if designated in a manner prescribed by the Exchange.

(5) **Alerts.** For the risk settings identified in paragraph (a)(1) of this Rule 2618, the Equity Member may enable alerts to signal when the Equity Member is approaching designated limits. For the risk settings identified in paragraph (a)(2) of this Rule 2618, both the Equity Member and the Clearing Member may enable alerts to signal when the Equity Member is approaching designated limits.

(6) **Breach.** If a risk setting identified in paragraphs (a)(1) and (a)(2) of this Rule 2618 is breached, the Exchange will automatically block new orders submitted and cancel open orders, as applicable, until such time that



the applicable risk control is adjusted to a higher limit by: (i) the Equity Member for risk settings identified in paragraph (a)(1); or (ii) the Equity Member or Clearing Member with the responsibility of establishing and adjusting the risk settings identified in paragraph (a)(2).

(7) (i) In addition to the risk settings enumerated above, MIAX Pearl Equities also offers risk functionality that permits Equity Members to block new orders submitted, to cancel all or a subset of open orders, or to both block new orders and cancel all open orders. Furthermore, MIAX Pearl Equities offers risk functionality that automatically cancels an Equity Member's orders to the extent the Equity Member loses its connection to MIAX Pearl Equities.

(ii) A "Purge Port" is a dedicated port that permits an Equity Member to simultaneously cancel all or a subset of its orders across multiple logical ports by requesting the Exchange to effect such cancellation. An Equity Member initiating such a request may also request that the Exchange block all or a subset of its new inbound orders across multiple logical ports. The block will remain in effect until the earlier of the time at which the Equity Member requests the Exchange remove the block or the end of the current trading day.

(b) **Trade Risk Metrics.**

(1) **Trading Collar**. The Trading Collar prevents incoming orders, including those marked ISO, from executing at a price outside the Trading Collar price range, i.e. prevents buy orders from trading or routing at prices above the collar and prevents sell orders from trading or routing at prices below the collar. Unless specified by the Equity Member pursuant to paragraph (vi) below, the Trading Collar price range is calculated using the greater of Numerical Guidelines for clearly erroneous executions or a specified dollar value established by the Exchange pursuant to paragraph (v) below. Executions are permitted at prices within the Trading Collar price range, inclusive of the boundaries.

(i) Upon entry, any portion of an order to buy (sell) that would execute at a price above (below) the Trading Collar price range is cancelled, unless:

(A) the price listed under paragraph (ii)(C) below is to be applied and a regulatory halt has been declared by the primary listing market during that trading day; or

(B) if no consolidated last sale price and no last trade price for the security on trade date that occurred outside of Regular Trading Hours (Form T, as communicated by the relevant SIP) on trade date which other than for the Form T designation would have been considered a valid last sale price has been disseminated following the conclusion of a regulatory halt declared by the primary listing market on that trading day.

(ii) The Trading Collar Reference Price is equal to the most current of the following:

(A) consolidated last sale price disseminated during the Regular Trading Hours on trade date; or

(B) the last trade price for the security on trade date that occurred outside of Regular Trading Hours (Form T, as communicated by the relevant SIP) on trade date which other than for the Form T designation would have been considered a valid last sale price; or

(C) the prior day's Official Closing Price identified as such by the primary listing exchange, adjusted to account for events such as corporate actions and news events.

(iii) In the absence of a Trading Collar Reference Price, the Exchange will suspend the Trading Collar function, in the interest of maintaining a fair and orderly market in the impacted security.



(iv) The Exchange calculates the Trading Collar price range for a security by applying the Numerical Guideline and reference price (see table below) to the Trading Collar Reference Price, as defined in paragraph (i) above. The result is added to the Trading Collar Reference Price to determine the Trading Collar Price for buy orders, while the result is subtracted from the Trading Collar Reference Price to determine the Trading Collar Price for sell orders. The Trading Collar Price for an order to buy (sell) that is not in the minimum price variation ("MPV") for the security, as defined in Exchange Rule 2612, will be rounded down (up) to the nearest price at the applicable MPV. The appropriate Trading Collar Price is assigned to all orders upon entry. The Trading Collar Price is not enforced throughout the life of the order nor updated once the order is resting on the MIAX Pearl Equities Book.

(v) The Numerical Guideline used in the Trading Collar Price calculation is based on the table below:

Trading Collar Reference Price	Regular Trading Hours Numerical Guidelines
Greater than $0.00 up to and including $25.00	10%
Greater than $25.00 up to and including $50.00	5%
Greater than $50.00	3%

These percentages are based upon the numerical guidelines for clearly erroneous executions under Exchange Rule 2621. The specified dollar values will be posted to the Exchange's website and the Exchange will announce in advance any changes to the dollar value via a Regulatory Circular. During the Early Trading Session and Late Trading Session, the default dollar and percentage values will be subject to a multiplier established by the Exchange (the "Extended Hours Multiplier"). The value of the Extended Hours Multiplier will be posted to the Exchange's website and the Exchange will announce in advance any changes to the Extended Hours Multiplier via a Regulatory Circular.

(vi) An Equity Member may select a dollar value lower, higher, or equal to the specified percentages and dollar value described under paragraph (v) on an order by order basis. In such case, the dollar value selected by the Equity Member will override the dollar value and specific percentages set forth under paragraph (v) above. This paragraph (vi) does not apply to orders that are eligible for the Opening Process under Exchange Rule 2615. In such case, the specified percentages and dollar value described under paragraph (v) will be applied.

[Adopted: August 14, 2020 (SR-PEARL-2020-03); amended September 14, 2020 (SR-PEARL-2020-16); amended December 14, 2020 (SR-PEARL-2020-26); amended November 2, 2022, implemented December 5, 2022 (SR-PEARL-2022-43); amended February 13, 2023, implemented June 27, 2023 (SR-PEARL-2023-03); amended October 19, 2023, operative February 15, 2024 (SR-PEARL-2023-58); amended May 6, 2024 (SR-PEARL-2024-17); operative July 9, 2024; amended October 8, 2024; operative February 20, 2025 (SR-PEARL-2024-48); amended October 3, 2024; operative February 20, 2025 (SR-PEARL-2024-47); amended June 5, 2025 (SR-PEARL-2025-26)]

Rule 2619. Trade Execution and Reporting

(a) Executions occurring as a result of orders matched against the MIAX Pearl Equities Book shall be reported by the Exchange to an appropriate consolidated transaction reporting system to the extent required by the Exchange Act and the rules and regulations thereunder. Executions occurring as a result of orders routed away from the System shall be reported to an appropriate consolidated transaction reporting system by the relevant reporting Trading Center. The Exchange shall promptly notify Users of all executions of their orders as soon as such executions take place.

(b) The Exchange shall identify all trades executed pursuant to an exception or exemption from Rule 611 of Regulation NMS in accordance with specifications approved by the operating committee of the relevant national



market system plan for an NMS stock. If a trade is executed pursuant to both the ISO exception of Rule 611(b)(5) of Regulation NMS and the self-help exception of Rule 611(b)(1) of Regulation NMS, such trade shall be identified as executed pursuant to the ISO exception.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2620. Clearance and Settlement; Anonymity

(a) All transactions through MIAX Pearl Equities shall be cleared and settled through a Qualified Clearing Agency using a continuous net settlement system. This requirement may be satisfied by direct participation, use of direct clearing services, or by entry into a correspondent clearing arrangement with another Equity Member that clears trades through a Qualified Clearing Agency. If an Equity Member clears transactions through another Equity Member that is a member of a Qualified Clearing Agency ("Clearing Member"), such Clearing Member shall affirm to the Exchange in writing, through letter of authorization, letter of guarantee or other agreement acceptable to the Exchange, its agreement to assume responsibility for clearing and settling any and all trades executed by the Equity Member designating it as its clearing firm. The rules of any such clearing agency shall govern with respect to the clearance and settlement of any transactions executed by the Equity Member on the Exchange.

(b) Notwithstanding paragraph (a), transactions may be settled "ex-clearing" provided that both parties to the transaction agree.

(c) Each transaction executed within the System is executed on a locked-in basis and shall be automatically processed for clearance and settlement.

(d) The transaction reports produced by the System will indicate the details of transactions executed in the System but shall not reveal contra party identities. Except as set forth in paragraph (e) below, transactions executed in the System will also be cleared and settled anonymously.

(e) Except as required by any Qualified Clearing Agency, the Exchange will reveal the identity of an Equity Member or Equity Member's clearing firm in the following circumstances:

(1) for regulatory purposes or to comply with an order of a court or arbitrator; or

(2) when a Qualified Clearing Agency ceases to act for an Equity Member or the Equity Member's clearing firm, and determines not to guarantee the settlement of the Equity Member's trades.

(f) The Exchange may share any of a User's risk settings specified in Exchange Rule 2618(a) with the Clearing Member that clears transactions on behalf of the User.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2621. Clearly Erroneous Executions

(a) **Definition.** For purposes of this Exchange Rule, the terms of a transaction executed on the Exchange are "clearly erroneous" when there is an obvious error in any term, such as price, number of shares or other unit of trading, or identification of the security. A transaction made in clearly erroneous error and cancelled by both parties or determined by the Exchange to be clearly erroneous will be removed from the Consolidated Tape.

(b) **Request and Timing of Review.** A Member that receives an execution on an order that was submitted erroneously to the Exchange for its own or customer account may request that the Exchange review the transaction



under this Exchange Rule. An Officer of the Exchange or such other employee designee of the Exchange ("Official") shall review the transaction under dispute and determine whether it is clearly erroneous, with a view toward maintaining a fair and orderly market and the protection of investors and the public interest. Such request for review shall be made in writing via e-mail or other electronic means specified from time to time by the Exchange in a circular distributed to Members.

(1) **Requests for Review**. Requests for review must be received by the Exchange within thirty (30) minutes of execution time and shall include information concerning the time of the transaction(s), security symbol(s), number of shares, price(s), side (bought or sold), and factual basis for believing that the trade is clearly erroneous. Upon receipt of a timely filed request that satisfies the guidelines set forth in this Exchange Rule, the counterparty to the trade, if any, shall be notified by the Exchange as soon as practicable, but generally within thirty (30) minutes. An Official may request additional supporting written information to aid in the resolution of the matter. If requested, each party to the transaction shall provide any supporting written information as may be reasonably requested by the Official to aid resolution of the matter within thirty (30) minutes of the Official's request. Either party to the disputed trade may request the supporting written information provided by the other party on the matter.

(2) **Routed Executions**. Other market centers will generally have an additional thirty (30) minutes from receipt of their participant's timely filing, but no longer than sixty (60) minutes from the time of the execution at issue, to file with the Exchange for review of transactions routed to the Exchange from that market center and executed on the Exchange.

(c) **Clearly Erroneous Review**:

(1) **Review of transactions occurring during Regular Trading Hours**. If the execution time of the transaction(s) under review is during Regular Trading Hours, the transaction will not be reviewable as clearly erroneous unless the transaction:

(i) is in an NMS Stock that is not subject to the Plan to Address Extraordinary Market Volatility Pursuant to Rule 608 of Regulation NMS under the Act (the "Limit Up-Limit Down Plan" or "LULD Plan"). In such case, the Numerical Guidelines set forth in paragraph (c)(2) of this Rule will be applicable to such NMS Stock;

(ii) was executed at a time when Price Bands under the LULD Plan were not available, or is the result of an Exchange technology or systems issue that results in the transaction occurring outside of the applicable LULD Price Bands pursuant to paragraph (g), or is executed after the primary listing market for the security declares a regulatory trading halt, suspension, or pause pursuant to paragraph (i). A transaction subject to review pursuant to this paragraph shall be found to be clearly erroneous if the price of the transaction to buy (sell) that is the subject of the complaint is greater than (less than) the Reference Price, described in paragraph (d) below, by an amount that equals or exceeds the applicable Percentage Parameter defined in Appendix A to the LULD Plan ("Percentage Parameters"); or

(iii) involved, in the case of (1) a corporate action or new issue or (2) a security that enters a Trading Pause pursuant to the LULD Plan and resumes trading without an auction, a Reference Price that is determined to be erroneous by an Officer of the Exchange because it clearly deviated from the theoretical value of the security. In such circumstances, the Exchange may use a different Reference Price pursuant to paragraph (d)(2) of this Rule. A transaction subject to review pursuant to this paragraph shall be found to be clearly erroneous if the price of the transaction to buy (sell) that is the subject of the complaint is greater than (less than) the new Reference Price, described in paragraph (d)(2) below, by an amount that equals or exceeds the Numerical Guidelines or Percentage Parameters, as applicable depending on whether the security is subject to the LULD Plan.



(2) **Numerical Guidelines**. Review of transactions occurring during the Early Trading Session, Late Trading Session, or eligible for review pursuant to paragraph (c)(1)(i).

(i) Subject to the additional factors described in paragraph (c)(2) below, a transaction occurring during the Early Trading Session, Late Trading Session, or eligible for review pursuant to paragraph (c)(1)(i), shall be found to be clearly erroneous if the price of the transaction to buy (sell) that is the subject of the complaint is greater than (less than) the Reference Price by an amount that equals or exceeds the Numerical Guidelines set forth below.

Reference Price, Circumstance or Product	Regular Trading Hours Numerical Guidelines (Subject transaction's % difference from the Reference Price):	Early and Late Trading Session Numerical Guidelines (Subject transaction's % difference from the Reference Price):
Greater than $0.00 up to and including $25.00	10%	20%
Greater than $25.00 up to and including $50.00	5%	10%
Greater than $50.00	3%	6%
Multi-Stock Event – Filings involving five or more, but less than twenty, securities whose executions occurred within a period of five minutes or less	10%	10%
Multi-Stock Event – Filings involving twenty or more securities whose executions occurred within a period of five minutes or less	30%, subject to the terms of paragraph (c)(2) below	30%, subject to the terms of paragraph (c)(2)(ii) below
Leveraged ETF/ETN Securities	N/A	Regular Trading Hours Numerical Guidelines multiplied by the leverage multiplier (i.e. 2x)

(ii) **Multi-Stock Events Involving Twenty or More Securities**. Multi-Stock Events involving twenty or more securities may be reviewable as clearly erroneous if they occur during the Early Trading Session, Late Trading Session, or are eligible for review pursuant to paragraph (c)(1)(i). During Multi-Stock Events, the number of affected transactions may be such that immediate finality is necessary to maintain a fair and orderly market and to protect investors and the public interest. In such circumstances, the Exchange may use a Reference Price other than consolidated last sale. To ensure consistent application across market centers when this paragraph is invoked, the Exchange will promptly coordinate with the other market centers to determine the appropriate review period, which may be greater than the period of five minutes or less that triggered application of this paragraph, as well as select one or more specific points in time prior to the transactions in question and use transaction prices at or immediately prior to the one or more specific points in time selected as the Reference Price. The Exchange will nullify as clearly erroneous all transactions that are at prices equal to or greater than 30% away from the Reference Price in each affected security during the review period selected by the Exchange and other markets consistent with this paragraph.

(iii) **Additional Factors.** Except in the context of a Multi-Stock Event involving five or more securities, an Official may also consider additional factors to determine whether an execution is clearly erroneous, provided the execution occurs during the Early Trading Session, Late Trading Session, or is eligible for review pursuant to paragraph (c)(1)(i). Such additional factors include but are not limited to, system malfunctions or disruptions, volume



and volatility for the security, derivative securities products that correspond to greater than 100% in the direction of a tracking index, news released for the security, whether trading in the security was recently halted/resumed, whether the security is an initial public offering, whether the security was subject to a stock-split, reorganization, or other corporate action, overall market conditions, Early Trading Session, Late Trading Session executions, validity of the consolidated tape trades and quotes, consideration of primary market indications, and executions inconsistent with the trading pattern in the stock. Each additional factor shall be considered with a view toward maintaining a fair and orderly market and the protection of investors and the public interest.

(iv) **Outlier Transactions.** In the case of an Outlier Transaction during the Early Trading Session, Late Trading Session, or that is eligible for review pursuant to paragraph (c)(1)(i), an Official may, in his or her sole discretion, and on a case-by-case basis, consider requests received pursuant to paragraph (b) of this Exchange Rule after thirty (30) minutes, but not longer than sixty (60) minutes after the transaction in question, depending on the facts and circumstances surrounding such request.

(A) An “Outlier Transaction” means a transaction where the execution price of the security is greater than three times the current Numerical Guidelines set forth in paragraph (c)(2) of this Exchange Rule.

(B) If the execution price of the security in question is not within the Outlier Transaction parameters set forth in paragraph (c)(2)(iv)(A) of this Exchange Rule but breaches the 52-week high or 52-week low, the Exchange may consider Additional Factors as outlined in paragraph (c)(2)(iii), in determining if the transaction qualifies for further review or if the Exchange shall decline to act.

(d) **Reference Price**. The Reference Price referred to in paragraphs (c)(1) and (c)(2) above will be equal to the consolidated last sale immediately prior to the execution(s) under review except for:

(1) in the case of Multi-Stock Events involving twenty or more securities, as described in paragraph (c)(2)(ii) above;

(2) in the case of an erroneous Reference Price, as described in paragraph (c)(1)(iii) above. In the case of (c)(1)(iii)(A), the Exchange would consider a number of factors to determine a new Reference Price that is based on the theoretical value of the security, including but not limited to, the offering price of the new issue, the ratio of the stock split applied to the prior day’s closing price, the theoretical price derived from the numerical terms of the corporate action transaction such as the exchange ratio and spin-off terms, and for an OTC up-listing, the price of the security as provided in the prior day’s FINRA Trade Dissemination Service final closing report. In the case of (c)(1)(iii)(B), the Reference Price will be the last effective Price Band that was in a limit state before the Trading Pause; or

(3) in other circumstances, such as, for example, relevant news impacting a security or securities, periods of extreme market volatility, sustained illiquidity, or widespread system issues, where use of a different Reference Price is necessary for the maintenance of a fair and orderly market and the protection of investors and the public interest, provided that such circumstances occurred during the Early Trading Session or Late Trading Session or the execution(s) are eligible for review pursuant to paragraph (c)(1)(i).

(e) **Review Procedures.**

(1) **Determination by Official.** Unless both parties to the disputed transaction agree to withdraw the initial request for review, the transaction under dispute shall be reviewed, and a determination shall be rendered by the Official. If the Official determines that the transaction is not clearly erroneous, the Official shall decline to take any action in connection with the completed trade. In the event that the Official determines that the transaction in dispute is clearly erroneous, the Official shall declare the transaction null and void. A determination shall be made generally



within thirty (30) minutes of receipt of the complaint, but in no case later than the start of Regular Trading Hours on the following trading day. The parties shall be promptly notified of the determination.

(2) **Appeals**. If a Member affected by a determination made under this Exchange Rule so requests within the time permitted below, the Clearly Erroneous Execution Panel ("CEE Panel") will review decisions made by the Official under this Exchange Rule, including whether a clearly erroneous execution occurred and whether the correct determination was made; provided however that the CEE Panel will not review decisions made by an Officer under paragraph (g) of this Rule regarding transactions that occurred outside of the applicable Price Bands disseminated pursuant to the LULD Plan, and further provided that with respect to rulings made by the Exchange in conjunction with one or more additional market centers, the number of affected transactions is similarly such that immediate finality is necessary to maintain a fair and orderly market and to protect investors and the public interest and, hence, are also non-appealable.

(i) The CEE Panel will be comprised of the Exchange's Chief Regulatory Officer ("CRO"), or a designee of the CRO, and representatives from two (2) Members.

(ii) The Exchange shall designate at least ten (10) representatives of Members to be called upon to serve on the CEE Panel as needed. In no case shall a CEE Panel include a person affiliated with a party to the trade in question. To the extent reasonably possible, the Exchange shall call upon the designated representatives to participate on a CEE Panel on an equally frequent basis.

(iii) A request for review on appeal must be made in writing via e-mail or other electronic means specified from time to time by the Exchange in a circular distributed to Members within thirty (30) minutes after the party making the appeal is given notification of the initial determination being appealed. The CEE Panel shall review the facts and render a decision as soon as practicable, but generally on the same trading day as the execution(s) under review. On requests for appeal received between 3:00 p.m. Eastern Time and the close of trading, a decision will be rendered as soon as practicable, but in no case later than the trading day following the date of the execution under review.

(iv) The CEE Panel may overturn or modify an action taken by the Official under this Exchange Rule. All determinations by the CEE Panel shall constitute final action by the Exchange on the matter at issue.

(v) If the CEE Panel votes to uphold the decision made pursuant to paragraph (e)(1) above, the Exchange will assess a $500.00 fee against the Member(s) who initiated the request for appeal. In addition, in instances where the Exchange, on behalf of a Member, requests a determination by another market center that a transaction is clearly erroneous, the Exchange will pass any resulting charges through to the relevant Member.

(vi) Any determination by an Official or by the CEE Panel shall be rendered without prejudice as to the rights of the parties to the transaction to submit their dispute to arbitration.

(f) **Officer Acting on Own Motion.** An Officer of the Exchange or senior level employee designee, acting on his or her own motion, may review potentially erroneous transactions are eligible for review pursuant to paragraph (c)(1) and declare trades null and void or shall decline to take any action in connection with the completed trade(s). In such events, the Officer of the Exchange or such other senior level employee designee will rely on the provisions of paragraph (c)(1) and (c)(2) of this Exchange Rule. Absent extraordinary circumstances, any such action of the Officer of the Exchange or other senior level employee designee shall be taken in a timely fashion, generally within thirty (30) minutes of the detection of the erroneous transaction. When extraordinary circumstances exist, any such action of the Officer of the Exchange or other senior level employee designee must be taken by no later than the start of Regular Trading Hours on the trading day following the date of execution(s) under review. When such action is taken



independently, each party involved in the transaction shall be notified as soon as practicable by the Exchange, and the party aggrieved by the action may appeal such action in accordance with the provisions of paragraph (e)(2) above.

(g) **Transactions Occurring Outside of LULD Plan Price Bands**. If as a result of an Exchange technology or systems issue any transaction occurs outside of the applicable Price Bands disseminated pursuant to the LULD Plan, an Officer of the Exchange or senior level employee designee, acting on his or her own motion or at the request of a third party, shall review and declare any such trades null and void. Absent extraordinary circumstances, any such action of the Officer of the Exchange or other senior level employee designee shall be taken in a timely fashion, generally within thirty (30) minutes of the detection of the erroneous transaction. When extraordinary circumstances exist, any such action of the Officer of the Exchange or other senior level employee designee must be taken by no later than the start of Regular Trading Hours on the trading day following the date on which the execution(s) under review occurred. Each Member involved in the transaction shall be notified as soon as practicable by the Exchange, and the party aggrieved by the action may appeal such action in accordance with the provisions of paragraph (e)(2) above. In the event that a single plan processor experiences a technology or systems issue that prevents the dissemination of Price Bands, the Exchange will make the determination of whether to nullify transactions based on paragraph (c)(1)(ii) above.

(h) **Multi-Day Event.** A series of transactions in a particular security on one or more trading days may be viewed as one event if all such transactions were effected based on the same fundamentally incorrect or grossly misinterpreted issuance information resulting in a severe valuation error for all such transactions (the "Event"). An Officer of the Exchange or senior level employee designee, acting on his or her own motion, shall take action to declare all transactions that occurred during the Event null and void not later than the start of trading on the day following the last transaction in the Event. If trading in the security is halted before the valuation error is corrected, an Officer of the Exchange or senior level employee designee shall take action to declare all transactions that occurred during the Event null and void prior to the resumption of trading. Notwithstanding the foregoing, no action can be taken pursuant to this paragraph with respect to any transactions that have reached settlement date or that result from an initial public offering of a security. To the extent transactions related to an Event occur on one or more other market centers, the Exchange will promptly coordinate with such other market center(s) to ensure consistent treatment of the transactions related to the Event, if practicable. Any action taken in connection with this paragraph will be taken without regard to the Percentage Parameters or Numerical Guidelines set forth in this Exchange Rule. Each Member involved in a transaction subject to this paragraph shall be notified as soon as practicable by the Exchange, and the party aggrieved by the action may appeal such action in accordance with the provisions of paragraph (e)(2) above.

(i) **Trading Halts.** In the event of any disruption or malfunction in the operation of the electronic communications and trading facilities of the Exchange, another market center or responsible single plan processor in connection with the transmittal or receipt of a regulatory trading halt, suspension or pause, an Officer of the Exchange or senior level employee designee, acting on his or her own motion, shall nullify any transaction in a security that occurs after the primary listing market for such security declares a regulatory trading halt, suspension or pause with respect to such security and before such regulatory trading halt, suspension or pause with respect to such security has officially ended according to the primary listing market. In addition, in the event a regulatory trading halt, suspension or pause is declared, then prematurely lifted in error and is then re-instituted, an Officer of the Exchange or senior level employee designee shall nullify transactions that occur before the official, final end of the halt, suspension or pause according to the primary listing market. Any action taken in connection with this paragraph shall be taken in a timely fashion, generally within thirty (30) minutes of the detection of the erroneous transaction and in no circumstances later than the start of Regular Trading Hours on the trading day following the date of execution(s) under review. Any action taken in connection with this paragraph will be taken without regard to the Percentage Parameters or Numerical Guidelines set forth in this Exchange Rule. Each Member involved in a transaction subject to this paragraph shall be notified as soon as practicable by the Exchange, and the party aggrieved by the action may appeal such action in accordance with the provisions of paragraph (e)(2) above.



[Adopted: August 14, 2020 (SR-PEARL-2020-03); amended September 23, 2022, implemented October 1, 2022 (SR-PEARL-2022-41); amended October 3, 2024; operative February 20, 2025 (SR-PEARL-2024-47); amended June 5, 2025 (SR-PEARL-2025-26)]

Rule 2622. Limit Up-Limit Down Plan and Trading Halts

(a) The Exchange shall halt trading in all stocks and shall not reopen for the time periods specified in this Exchange Rule if there is a Level 1, 2, or 3 Market Decline.

(1) For purposes of this Exchange Rule, a Market Decline means a decline in price of the S&P 500 Index between 9:30 a.m. and 4:00 p.m. on a trading day as compared to the closing price of the S&P 500 Index for the immediately preceding trading day. The Level 1, Level 2, and Level 3 Market Declines that will be applicable for the trading day will be publicly disseminated before 9:30 a.m.

(2) A “Level 1 Market Decline” means a Market Decline of 7%.

(3) A “Level 2 Market Decline” means a Market Decline of 13%.

(4) A “Level 3 Market Decline” means a Market Decline of 20%.

(b) **Halts in Trading.**

(1) If a Level 1 Market Decline or a Level 2 Market Decline occurs after 9:30 a.m. and up to and including 3:25 p.m., or in the case of an early scheduled close, 12:25 p.m., the Exchange shall halt trading in all stocks for 15 minutes after a Level 1 or Level 2 Market Decline. The Exchange shall halt trading based on a Level 1 or Level 2 Market Decline only once per trading day. The Exchange will not halt trading if a Level 1 Market Decline or a Level 2 Market Decline occurs after 3:25 p.m., or in the case of an early scheduled close, 12:25 p.m.

(2) If a Level 3 Market Decline occurs at any time during the trading day, the Exchange shall halt trading in all stocks for the remainder of the trading day.

(c) If a primary listing market halts trading in all stocks, the Exchange will halt trading in all stocks until trading has resumed on the primary listing market or notice has been received from the primary listing market that trading may resume. If the primary listing market does not reopen a security within 15 minutes following the end of the 15-minute halt period, the Exchange may resume trading in that security.

(d) Nothing in this Exchange Rule 2622 should be construed to limit the ability of the Exchange to otherwise halt, suspend, or pause the trading in any stock or stocks traded on the Exchange pursuant to any other Exchange rule or policy.

(e) **Market-Wide Circuit Breaker (“MWCB”) Testing.**

(1) The Exchange will participate in all industry-wide tests of the MWCB mechanism. Equity Member designated pursuant to Chapter III of these Rules to participate in Exchange Back-up Systems and Mandatory Testing are required to participate in at least one industry-wide MWCB test each year and to verify their participation in that test by attesting that they are able to or have attempted to:

(i) receive and process MWCB halt messages from the securities information processors (“SIPs”);

(ii) receive and process resume messages from the SIPs following a MWCB halt;



(iii) receive and process market data from the SIPs relevant to MWCB halts; and

(iv) send orders following a Level 1 or Level 2 MWCB halt in a manner consistent with their usual trading behavior.

(2) To the extent that an Equity Member participating in a MWCB test is unable to receive and process any of the messages identified in paragraph (e)(1)(i)-(iv) of this Rule, its attestation should notify the Exchange which messages it was unable to process and, if known, why.

(3) Equity Members not designated pursuant to standards established in Chapter III of these Rules are permitted to participate in any MWCB test.

(f) In the event that a halt is triggered under this Rule following a Level 1, Level 2, or Level 3 Market Decline, the Exchange, together with other SROs and industry representatives (the “MWCB Working Group”), will review such event. The MWCB Working Group will prepare a report that documents its analysis and recommendations and will provide that report to the Commission within 6 months of the event.

(g) In the event that there is (1) a Market Decline of more than 5%, or (2) an SRO implements a rule that changes its reopening process following a MWCB Halt, the Exchange, together with the MWCB Working Group, will review such event and consider whether any modifications should be made to this Rule. If the MWCB Working Group recommends that a modification should be made to this Rule, the MWCB Working Group will prepare a report that documents its analysis and recommendations and provide that report to the Commission.

(h) **Limit Up-Limit Down Mechanism.**

(1) **Definitions**.

(i) A "UTP Exchange Traded Product" means one of the following Exchange Traded Products that trades on the Exchange pursuant to unlisted trading privileges: Equity Linked Notes, Investment Company Units, Index Fund Shares, NextShares, Index-Linked Exchangeable Notes, Equity Gold Shares, Equity Index-Linked Securities, Commodity- Linked Securities, Currency-Linked Securities, Fixed-Income Index-Linked Securities, Futures-Linked Securities, Multifactor-Index-Linked Securities, Trust Certificates, Currency and Index Warrants, Portfolio Depository Receipts, Trust Issued Receipts, Commodity-Based Trust Shares, Currency Trust Shares, Commodity Index Trust Shares, Commodity Futures Trust Shares, Partnership Units, Paired Trust Shares, Trust Units, Managed Fund Shares, and Managed Trust Securities.

(A) The term "Trust Shares" means a security (a) that is based on a unit investment trust ("Trust") which holds the securities which comprise an index or portfolio underlying a series of Trust Shares; (b) that is issued by the Trust in a specified aggregate minimum number in return for a "Portfolio Deposit" consisting of specified numbers of shares of stock plus a cash amount; (c) that, when aggregated in the same specified minimum number, may be redeemed from the Trust which will pay to the redeeming holder the stock and cash then comprising the "Portfolio Deposit"; and (d) that pays holders a periodic cash payment corresponding to the regular cash dividends or distributions declared with respect to the component securities of the stock index or portfolio of securities underlying the Trust Shares, less certain expenses and other charges as set forth in the Trust prospectus.

(B) The term "Index Fund Shares" means a security (a) that is issued by an open- end management investment company based on a portfolio of stocks that seeks to provide investment results that correspond generally to the price and yield performance of specified foreign or domestic stock index; (b) that is issued by such an open-end management investment company in a specified aggregate minimum number in return for a



deposit of specified numbers of shares of stock and/or a cash amount with a value equal to the next determined net asset value; and (c) that, when aggregated in the same specified minimum number, may be redeemed at a holder's request by such open-end investment company which will pay to the redeeming holder the stock and/or cash with a value equal to the next determined net asset value.

(C) The term "Managed Fund Shares" means a security that (a) represents an interest in a registered investment company ("Investment Company") organized as an open-end management investment company or similar entity, that invests in a portfolio of securities selected by the Investment Company's investment adviser consistent with the Investment Company's investment objectives and policies; (b) is issued in a specified aggregate minimum number in return for a deposit of a specified portfolio of securities and/or a cash amount with a value equal to the next determined net asset value; and (c) when aggregated in the same specified minimum number, may be redeemed at a holder's request, which holder will be paid a specified portfolio of securities and/or cash with a value equal to the next determined net asset value.

(D) The term "Trust Issued Receipts" means a security (a) that is issued by a trust ("Trust") which holds specified securities deposited with the Trust; (b) that, when aggregated in some specified minimum number, may be surrendered to the Trust by the beneficial owner to receive the securities; and (c) that pays beneficial owners dividends and other distributions on the deposited securities, if any are declared and paid to the trustee by an issuer of the deposited securities.

(ii) “Extraordinary Market Activity” means a disruption or malfunction of any electronic quotation, communication, reporting, or execution system operated by, or linked to, the Processor or a Trading Center or a member of such Trading Center that has a severe and continuing negative impact on quoting, order, or trading activity or on the availability of market information necessary to maintain a fair and orderly market. For purposes of this definition, a severe and continuing negative impact on quoting, order, or trading activity includes (i) a series of quotes, orders, or transactions at prices substantially unrelated to the current market for the security or securities; (ii) duplicative or erroneous quoting, order, trade reporting, or other related message traffic between one or more Trading Centers or their members; or (iii) the unavailability of quoting, order, transaction information, or regulatory messages for a sustained period.

(iii) “Operating Committee” has the same meaning as in the Nasdaq UTP Plan.

(iv) “Operational Halt” has the same meaning as in the Nasdaq UTP Plan.

(v) “Post-Market Session” means the trading session that begins after Regular Trading Hours at approximately 4:00 p.m., and that continues until 5:00 p.m.

(vi) “Pre-Market Session” means the trading session that begins at 8:00 a.m. and continues until 9:30 a.m.

(vii) “Primary Listing Market” has the same meaning as in the Nasdaq UTP Plan.

(viii) “Processor” or “SIP” have the same meaning as the term “Processor” in the Nasdaq UTP Plan or in the Consolidated Tape Association Plan, as is applicable.

(ix) “Regulatory Halt” has the same meaning as in Section X.A.10 of the Nasdaq UTP Plan.

(x) “Regular Trading Hours” has the same meaning as in the Nasdaq UTP Plan.

(xi) “SIP Halt” has the same meaning as in the Nasdaq UTP Plan.



(xii) "SIP Halt Resume Time" has the same meaning as in the Nasdaq UTP Plan.

(xiii) "SIP Plan" means the national market system plan governing the SIP.

(2) **Regulatory Halts**

(i) Authority to Implement a Regulatory Halt

(A) The Exchange shall implement a Regulatory Halt in the following circumstances, as applicable:

1. Implementing a Trading Pause Declared by a Primary Listing Market Pursuant to the Limit Up-Limit Down Mechanism.

Definitions for purposes of the Limit Up-Limit Down Mechanism.

a. The term "Plan" or "Limit Up-Limit Down Plan" means the Plan to Address Extraordinary Market Volatility Pursuant to Rule 608 of Regulation NMS under the Exchange Act, as amended from time to time.

b. All capitalized terms not otherwise defined in this Rule shall have the meanings set forth in the LULD Plan or Exchange rules, as applicable.

2. Exchange Participation in the LULD Plan. The Exchange is a Participant in, and subject to the applicable requirements of, the LULD Plan, which establishes procedures to address extraordinary volatility in NMS Stocks.

3. Member Compliance. Members shall comply with the applicable provisions of the LULD Plan.

4. Exchange Compliance with the LULD Plan. Exchange systems shall not display or execute buy (sell) interest above (below) the Upper (Lower) Price Bands, unless such interest is specifically exempted under the LULD Plan.

5. Repricing and Cancellation of Interest. Depending on a User's instructions, the System shall re-price and/or cancel buy (sell) interest that is priced or could be executed above (below) the Upper (Lower) Price Band. When re-pricing resting orders because such orders are above (below) the Upper (Lower) Price Band, the Exchange will provide new timestamps to such orders. The Exchange will also provide new timestamps to resting orders at the less aggressive price to which such orders are re-priced. Any resting interest that is re-priced pursuant to this Exchange Rule shall maintain priority ahead of interest that was originally less aggressively priced, regardless of the original timestamps for such orders.

a. Market Orders and orders Designated IOC or FOK. The System will only execute Market Orders and orders designated IOC or FOK at or within the Price Bands.

b. Limit-Priced Interest. Limit-priced interest will be cancelled if a User has entered instructions not to use the re-pricing process under this paragraph (e) and such interest to buy (sell) is priced above (below) the Upper (Lower) Price Band. If re-pricing is permitted based on a User's instructions, both displayable and non-displayable incoming limit-priced interest to buy (sell) that is priced above (below) the Upper (Lower) Price



Band shall be re-priced to the Upper (Lower) Price Band. The System shall re-price resting limit-priced interest to buy (sell) to the Upper (Lower) Price Band if Price Bands move such that the price of resting limit-priced interest to buy (sell) would be above (below) the Upper (Lower) Price Band. If the Price Bands move again and a User has opted into the Exchange's optional multiple price sliding process, as described in Exchange Rule 2614(g)(1)(iii), the System shall reprice such limit-priced interest to the most aggressive permissible price up to the order's limit price. All other displayed and non-displayed limit interest repriced pursuant to this paragraph 5. will remain at its new price unless the Price Bands move such that the price of resting limit-priced interest to buy (sell) would again be above (below) the Upper (Lower) Price Band.

c. Routable Orders. If routing is permitted based on a User's instructions, orders shall be routed away from the Exchange pursuant to Exchange Rule 2617(b), provided that the System shall not route buy (sell) interest at a price above (below) the Upper (Lower) Price Band.

d. Sell Short Orders. During a Short Sale Period, as defined in Exchange Rule 2614(g)(3)(i), short sale orders not marked short exempt priced below the Lower Price Band shall be repriced to the higher of the Lower Price Band or the Permitted Price, as defined in Exchange Rule 2614(g)(3)(i).

(B) The Exchange shall implement a trading halt due to extraordinary market volatility, as set forth in paragraph (a) of this Rule.

(C) Implementing Regulatory Halts Initiated by Other Markets

1. Start Time

a. The start time of a Regulatory Halt is when the Primary Listing Market declares the halt, regardless of whether an issue with communications impacts the dissemination of the notice.

b. The Exchange will halt trading for any securities traded on the Exchange when the Primary Listing Market declares a Regulatory Halt for any such securities.

c. The Exchange may halt trading in UTP Exchange Traded Products on the Exchange:

(A) Regular Trading Hours. During the Regular Trading Hours, if a temporary interruption occurs in the calculation or wide dissemination of the applicable IIV or value of the underlying index by a major market data vendor and the listing market halts trading in the UTP Exchange Traded Product, the Exchange, upon notification by the primary listing market of such halt due to such temporary interruption, also shall immediately halt trading in the UTP Exchange Traded Product on the Exchange.

(ii) Resumption of Trading After a Regulatory Halt

(A) Resumption of Trading After a Regulatory Halt Other Than a SIP Halt

1. The Exchange may resume trading after the Exchange receives notification from the Primary Listing Market that the Regulatory Halt has been terminated.

(B) Resumption of Trading After a SIP Halt

1. For securities subject to a SIP Halt initiated by another exchange that is the Primary Listing Market, during Regular Trading Hours, the Exchange may resume trading after trading has resumed



on the Primary Listing Market or notice has been received from the Primary Listing Market that trading may resume. During Regular Trading Hours, if the Primary Listing Market does not open a security within the amount of time specified by the rules of the Primary Listing Market after the SIP Halt Resume Time, the Exchange may resume trading in that security.

(C) At the end of a SIP Halt, the Exchange shall re-open the security pursuant to the procedures set forth in Exchange Rule 2615.

(3) **Operational Halts**

(i) Authority to Initiate an Operational Halt. The Exchange may declare an Operational Halt for any security trading on the Exchange:

(A) if it is experiencing Extraordinary Market Activity on the Exchange; or

(B) when otherwise necessary to maintain a fair and orderly market or in the public interest.

(ii) Initiating an Operational Halt. The Exchange will notify the SIP if it has concerns about its ability to collect and transmit Quotation Information or Transaction Reports (as those terms are defined in the Nasdaq UTP Plan), or if it has declared an Operational Halt or suspension of trading in one or more Eligible Securities (as that term is defined in the Nasdaq UTP Plan), pursuant to the procedures adopted by the Operating Committee.

(iii) Resumption of Trading After an Operational Halt

(A) When the Exchange determines that trading may resume on its market in a fair and orderly manner and in accordance with its Rules it shall resume trading following an Operational Halt.

(B) During any Operational Halt, the System will accept all orders, except orders designated as ISO and orders that include a time-in-force of IOC or FOK, for queuing and participation in the Re-Opening Process pursuant to Rule 2615(e).

(C) Communications. Trading in a halted security shall resume at the time specified by the Exchange in a notice. The Exchange will notify all other Plan participants and the SIP using such protocols and other emergency procedures as may be mutually agreed to between the Operating Committee and the Exchange. If the SIP is unable to disseminate notice of an Operational Halt or the Exchange is not open for trading, the Exchange will take reasonable steps to provide notice of an Operational Halt, which shall include both the type and start time of the Operational Halt. Each Plan participant shall continuously monitor communication protocols established by the Operating Committee and the Processor during market hours to disseminate notice of an Operational Halt, and the failure of a participant to do so shall not prevent the Exchange from initiating an Operational Halt in accordance with the procedures specified herein.

(i) On the occurrence of any trading halt pursuant to this Exchange Rule, except where a User has designated that its orders be cancelled, all outstanding orders in the System will remain on the MIAX Pearl Equities Book.

(j) All times referenced in this Exchange Rule 2622 shall be Eastern Time.

[Adopted: August 14, 2020 (SR-PEARL-2020-03); amended October 6, 2020 (SR-PEARL-2020-20); amended October 12, 2021 (SR-PEARL-2021-50); amended March 17, 2022 (SR-PEARL-2022-08); amended April 6, 2022 (SR-PEARL-2022-13); amended March 9, 2023, operative March 30, 2023 (SR-PEARL-2023-11); amended May 3,



2023 (SR-PEARL-2023-21); amended September 26, 2023, operative October 22, 2023 (SR-PEARL-2023-47); amended December 10, 2024; operative February 20, 2025 (SR-PEARL-2024-58)]

Rule 2623. Short Sales

All short sale orders shall be identified as “short” or “short exempt” when entered into the System. If marked “short exempt,” the Exchange shall execute, display and/or route a short sale order marked “short exempt” without regard to any short sale price test restriction in effect during a Short Sale Period, as defined in Exchange Rule 2614(g)(3)(i). The Exchange relies on the marking of an order as “short exempt” when handling such order, and thus, it is the entering Member’s responsibility, not the Exchange’s responsibility, to comply with the requirements of Regulation SHO relating to marking of orders as “short exempt.”

[Adopted: August 14, 2020 (SR-PEARL-2020-03); amended September 26, 2023, operative October 22, 2023 (SR-PEARL-2023-47)]

Rule 2624. Locking or Crossing Quotations in NMS Stocks

(a) **Definitions**. For purposes of this Exchange Rule 2624, the following definitions shall apply:

(1) The terms Automated Quotation, Effective National Market System Plan, Intermarket Sweep Order, Manual Quotation, NMS stock, Protected Quotation, Regular Trading Hours, and Trading Center shall have the meanings set forth in Rule 600(b) of Regulation NMS.

(2) The term Crossing Quotation shall mean the display of a bid for an NMS stock during Regular Trading Hours at a price that is higher than the price of an offer for such NMS stock previously disseminated pursuant to an Effective National Market System Plan, or the display of an offer for an NMS stock during Regular Trading Hours at a price that is lower than the price of a bid for such NMS stock previously disseminated pursuant to an Effective National Market System Plan.

(3) The term Locking Quotation shall mean the display of a bid for an NMS stock during Regular Trading Hours at a price that equals the price of an offer for such NMS stock previously disseminated pursuant to an Effective National Market System Plan, or the display of an offer for an NMS stock during Regular Trading Hours at a price that equals the price of a bid for such NMS stock previously disseminated pursuant to an Effective National Market System Plan.

(b) **Prohibition**. Except for quotations that fall within the provisions of paragraph (d) of this Exchange Rule, the System shall not make available for dissemination, and Users shall reasonably avoid displaying, and shall not engage in a pattern or practice of displaying, any quotations that lock or cross a Protected Quotation, and any Manual Quotations that lock or cross a quotation previously disseminated pursuant to an Effective National Market System Plan.

(c) **Manual quotations**. If a User displays a Manual Quotation that locks or crosses a quotation previously disseminated pursuant to an Effective National Market System Plan, such User shall promptly either withdraw the Manual Quotation or route an Intermarket Sweep Order to execute against the full displayed size of the Locked or Crossed Quotation.

(d) **Exceptions.**

(1) The Locking or Crossing Quotation was displayed at a time when the Trading Center displaying the Locked or Crossed Quotation was experiencing a failure, material delay, or malfunction of its systems or equipment.



(2) The Locking or Crossing Quotation was displayed at a time when a protected bid was higher than a protected offer in the NMS stock.

(3) The Locking or Crossing quotation was an Automated Quotation, and the User displaying such Automated Quotation simultaneously routed an Intermarket Sweep Order to execute against the full displayed size of any Locked or Crossed Protected Quotation.

(4) The Locking or Crossing Quotation was a Manual Quotation that locked or crossed another Manual Quotation, and the User displaying the locking or crossing Manual Quotation simultaneously routed an Intermarket Sweep Order to execute against the full displayed size of the locked or crossed Manual Quotation.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2625. Proprietary Data Products and Reports

(a) **Proprietary Market Data Products.**

(1) The Exchange offers the following data products:

(i) **Depth of Market Feed**. The Depth of Market Feed is data feed that contains the displayed price and displayed size of each order in an equity security entered into the System, as well as order execution information, order cancellations, order modifications, order identification numbers, and administrative messages.

(ii) **Top of Market Feed**. The Top of Market Feed is a data feed that contains the displayed price and aggregate size of displayed top of book quotations, order execution information, and administrative messages for equity securities entered into the System.

(iii) **Historical Data**. Historical Data is a data product that offers historical equity security data for orders entered into the System upon request.

(b) **Reports**.

(1) The Exchange offers the following reports:

(i) **U.S. Equity Short Volume & Trades Report**. The U.S. Equity Short Volume & Trades Report contains an end-of-day report that summarizes certain equity trading activity on the Exchange, and includes trade date, total volume, sell short volume, and sell short exempt volume, by symbol. The U.S. Equity Short Volume & Trades Report also contains an end-of-month report that includes a trade-by-trade record of all short sale transactions executed on the Exchange, and includes trade date and time, trade size, trade price, and type of short sale execution, by symbol and exchange.

[Adopted: August 14, 2020 (SR-PEARL-2020-03); amended April 14, 2025 (SR-PEARL-2025-17)]



Rule 2626. Retail Order Attribution Program

(a) **Definitions.**

(1) **Retail Member Organization**. A "Retail Member Organization" or "RMO" is an Equity Member (or a division thereof) that has been approved by the Exchange under this Exchange Rule to submit Retail Orders.

(2) **Retail Order**. A "Retail Order" is an agency or riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person and is submitted to the Exchange by a Retail Member Organization, provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology.

(b) **Retail Member Organization Qualifications and Application.**

(1) To qualify as a Retail Member Organization, an Equity Member must conduct a retail business or route retail orders on behalf of another broker-dealer. For purposes of this Exchange Rule, conducting a retail business shall include carrying retail customer accounts on a fully disclosed basis.

(2) To become a Retail Member Organization, a Member must submit:

(i) an application form;

(ii) supporting documentation, which may include sample marketing literature, website screenshots, other publicly disclosed materials describing the Equity Member's retail order flow, and any other documentation and information requested by the Exchange in order to confirm that the applicant's order flow would meet the requirements of the Retail Order definition; and

(iii) an attestation, in a form prescribed by the Exchange, that substantially all orders submitted as Retail Orders will qualify as such under this Exchange Rule.

(3) After an applicant submits the application form, supporting documentation, and attestation, the Exchange shall notify the applicant of its decision in writing.

(4) A disapproved applicant may: (A) request an appeal of such disapproval by the Exchange as provided in paragraph (d) below; and/or (B) reapply for Retail Member Organization status 90 days after the disapproval notice is issued by the Exchange.

(5) A Retail Member Organization may voluntarily withdraw from such status at any time by giving written notice to the Exchange.

(6) A Retail Member Organization must have written policies and procedures reasonably designed to assure that it will only designate orders as Retail Orders if all requirements of a Retail Order are met. Such written policies and procedures must require the Member to: (i) exercise due diligence before entering a Retail Order to assure that entry as a Retail Order is in compliance with the requirements of this Exchange Rule, and (ii) monitor whether orders entered as Retail Orders meet the applicable requirements. If a Retail Member Organization does not itself conduct a retail business but routes Retail Orders on behalf of another broker-dealer, the Retail Member Organization's supervisory procedures must be reasonably designed to assure that the orders it receives from such other broker-dealer that are designated as Retail Orders meet the definition of a Retail Order. The Retail Member Organization must: (i) obtain an annual written representation, in a form acceptable to the Exchange, from each other broker-dealer that sends the Retail Member Organization orders to be designated as Retail Orders that entry of such orders as



Retail Orders will be in compliance with the requirements of this Exchange Rule; and (ii) monitor whether Retail Order flow routed on behalf of such other broker-dealers meets the applicable requirements.

(c) **Failure of RMO to Abide by Retail Order Requirements.**

(1) If a Retail Member Organization designates orders submitted to the Exchange as Retail Orders and the Exchange determines, in its sole discretion, that such orders fail to meet any of the requirements set forth in paragraph (a) of this Exchange Rule, the Exchange may disqualify an Equity Member from its status as a Retail Member Organization.

(2) **Disqualification Determinations**. The Exchange shall determine if and when an Equity Member is disqualified from its status as a Retail Member Organization. When disqualification determinations are made, the Exchange shall provide a written disqualification notice to the Equity Member.

(3) **Appeal and/or Reapplication for Retail Member Organization Status**. A Retail Member Organization that is disqualified under this paragraph (c) may: (A) appeal such disqualification as provided in paragraph (d) below; and/or (B) reapply for Retail Member Organization status 90 days after the date of the disqualification notice from the Exchange.

(d) **Appeal of Disapproval or Disqualification.**

(1) If an Equity Member disputes the Exchange's decision to disapprove it under paragraph (b) above or disqualify it under paragraph (c) above, the Member ("appellant") may request, within five business days after notice of the decision is issued by the Exchange, that the Retail Attribution Panel (the "Panel") review the decision to determine if it was correct.

(2) The Panel shall consist of the Exchange's Chief Regulatory Officer ("CRO"), or a designee of the CRO, and two officers of the Exchange designated by the Chief Information Officer ("CIO").

(3) The Panel shall review the facts and render a decision within the time frame prescribed by the Exchange.

(4) The Panel may overturn or modify an action taken by the Exchange under this Exchange Rule. A determination by the Panel shall constitute final action by the Exchange.

(e) [Reserved.]

(f) **Attribution**. A Retail Member Organization may designate a Retail Order to be identified as Retail on the Exchange's proprietary data feeds on an order-by-order basis. A Retail Member Organization may also instruct the Exchange to identify all its Retail Orders as Retail on a port-by-port basis. A Retail Member Organization that instructs the Exchange to identify all its Retail Orders as Retail on a particular port will be able to override such setting and designate any individual Retail Order from that port as Attributable or as Non-Attributable, as set forth in Exchange Rule 2614(c)(6). A Retail Order to be identified as Retail pursuant to this paragraph will also be identified as Retail when being routed pursuant to the PAC routing option under Rule 2617(b)(5)(ii)(A)3.

[Adopted: August 14, 2020 (SR-PEARL-2020-03; amended March 31, 2023, implemented June 26, 2023 (SR-PEARL-2023-15); amended August 8, 2023, operative August 30, 2023 (SR-PEARL-2023-34); amended June 5, 2025 (SR-PEARL-2025-26)]



Chapter XXVII. Trading Practice Rules

Rule 2700. Market Manipulation

(a) No Equity Member shall execute or cause to be executed or participate in an account for which there are executed purchases of any security at successively higher prices, or sales of any security at successively lower prices, or otherwise engage in activity, for the purpose of creating or inducing a false, misleading or artificial appearance of activity in such security on MIAX Pearl Equities or for the purpose of unduly or improperly influencing the market price for such security or for the purpose of establishing a price which does not reflect the true state of the market in such security.

(b) All orders must be entered for the purpose of executing bona fide transactions, including, without limitation:

(1) No Equity Member shall enter or cause to be entered, an order with the intent, at the time of order entry, to cancel the order before execution, or to modify the order to avoid execution.

(2) No Equity Member shall enter or cause to be entered an executable or non-executable order or orders with the intent to mislead other market participants.

(3) No Equity Member shall enter or cause to be entered an executable or non-executable order with the intent to overload, delay, or disrupt the performance of the systems of the Exchange, its Members, other exchanges, National Market System Plans, or market participants.

(4) No Equity Member shall enter or cause to be entered executable or non-executable orders with intent to disrupt the orderly conduct of trading or the fair execution of transactions on the Exchange or elsewhere in the National Market System.

(5) These provisions shall apply at all times the System is available to Equity Members without exception.

Additionally, all non-executable orders must be entered in good faith for legitimate purposes.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2701. Fictitious Transactions

(a) No Equity Member, for the purpose of creating or inducing a false or misleading appearance of activity in a security traded on MIAX Pearl Equities or creating or inducing a false or misleading appearance with respect to the market in such security shall:

(1) execute any transaction in such security which involves no change in the beneficial ownership thereof, or

(2) enter any order or orders for the purchase of such security with the knowledge that an order or orders of substantially the same size, and at substantially the same price, for the sale of such security, has been or will be entered by or for the same or different parties, or

(3) enter any order or orders for the sale of any such security with the knowledge that an order or orders of substantially the same size, and at substantially the same price, for the purchase of such security, has been or will be entered by or for the same or different parties.



(b) Transactions in a security resulting from the unintentional interaction of orders originating from the same firm that involve no change in the beneficial ownership of the security, (“self-trades”) generally are bona fide transactions for purposes of this Exchange Rule; however, Equity Members must have policies and procedures in place that are reasonably designed to review their trading activity for, and prevent, a pattern or practice of self-trades resulting from orders originating from a single algorithm or trading desk, or related algorithms or trading desks. Transactions resulting from orders that originate from unrelated algorithms or separate and distinct trading strategies within the same firm would generally be considered bona fide self-trades. Algorithms or trading strategies within the most discrete unit of an effective system of internal controls at a member firm are presumed to be related. This subsection (b) does not change Equity Members’ existing obligations under Exchange Rules 2100 and 2300.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2702. Excessive Sales by an Equity Member

No Equity Member shall execute purchases or sales in any equity security traded on MIAX Pearl Equities for any account in which such Equity Member is directly or indirectly interested, which purchases or sales are excessive in view of the Equity Member’s financial resources or in view of the market for such security.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2703. Manipulative Transactions

(a) No Equity Member shall participate or have any interest, directly or indirectly, in the profits of a manipulative operation or knowingly manage or finance a manipulative operation.

(b) Any pool, syndicate or joint account organized or used intentionally for the purpose of unfairly influencing the market price of a security shall be deemed to be a manipulative operation.

(c) The solicitation of subscriptions to or the acceptance of discretionary orders from any such pool, syndicate or joint account shall be deemed to be managing a manipulative operation.

(d) The carrying on margin of a position in such security or the advancing of credit through loans to any such pool, syndicate or joint account shall be deemed to be financing a manipulative operation.

(e) No Equity Member shall offer that a transaction or transactions to buy or sell a designated security will influence the closing transaction in that security.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2704. Dissemination of False Information

No Equity Member shall make any statement or circulate and disseminate any information concerning any equity security traded on MIAX Pearl Equities which such Equity Member knows or has reasonable grounds for believing is false or misleading or would improperly influence the market price of such equity security.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]



Rule 2705. Prohibition Against Trading Ahead of Customer Orders

(a) Except as provided herein, an Equity Member that accepts and holds an order in an equity security from its own customer or a customer of another broker-dealer without immediately executing the order is prohibited from trading that security on the same side of the market for its own account at a price that would satisfy the customer order, unless it immediately thereafter executes the customer order up to the size and at the same or better price at which it traded for its own account.

(b) An Equity Member must have a written methodology in place governing the execution and priority of all pending orders that is consistent with the requirements of this Exchange Rule. An Equity Member also must ensure that this methodology is consistently applied.

(c) **Large Orders and Institutional Account Exceptions**. With respect to orders for customer accounts that meet the definition of an "institutional account" or for orders of 10,000 shares or more (unless such orders are less than $100,000 in value), an Equity Member is permitted to trade a security on the same side of the market for its own account at a price that would satisfy such customer order, provided that the Equity Member has provided clear and comprehensive written disclosure to such customer at account opening and annually thereafter that:

(1) discloses that the Equity Member may trade proprietarily at prices that would satisfy the customer order, and

(2) provides the customer with a meaningful opportunity to opt in to the Rule 2705 protections with respect to all or any portion of its order.

If the customer does not opt in to the Rule 2705 protections with respect to all or any portion of its order, the Equity Member may reasonably conclude that such customer has consented to the Equity Member trading a security on the same side of the market for its own account at a price that would satisfy the customer's order.

In lieu of providing written disclosure to customers at account opening and annually thereafter, an Equity Member may provide clear and comprehensive oral disclosure to and obtain consent from the customer on an order-by-order basis, provided that the Equity Member documents who provided such consent and such consent evidences the customer's understanding of the terms and conditions of the order.

For purposes of this Exchange Rule, "institutional account" shall mean the account of:

(A) a bank savings and loan association, insurance company or registered investment company;

(B) an investment adviser registered either with the Commission under Section 203 of the Investment Advisers Act or with a state securities commission (or any agency or office performing like functions); or

(C) any other person (whether a natural person, corporation, partnership, trust or otherwise) with total assets of at least $50 million.

(d) **No-Knowledge Exception**

(1) With respect to NMS stocks (as defined in Rule 600 of Regulation NMS), if an Equity Member implements and utilizes an effective system of internal controls, such as appropriate information barriers, that operate to prevent one trading unit from obtaining knowledge of customer orders held by a separate trading unit, those other trading units trading in a proprietary capacity may continue to trade at prices that would satisfy the customer orders held by the separate trading unit. An Equity Member that structures its order handling practices in NMS stocks to permit its



proprietary and/or market-making desk to trade at prices that would satisfy customer orders held by a separate trading unit must disclose in writing to its customers, at account opening and annually thereafter, a description of the manner in which customer orders are handled by the Equity Member and the circumstances under which the Equity Member may trade proprietarily at its proprietary and/or market-making desk at prices that would satisfy the customer order.

(2) If an Equity Member implements and utilizes appropriate information barriers in reliance on this exception, the Equity Member must uniquely identify such information barriers in place at the department within the Equity Member where the order was received or originated. Appropriate information barriers must, at minimum, comply with the requirements set forth in Rule 303.

(3) Members must maintain records that indicate which orders rely on the No-Knowledge Exception and submit these records to the Exchange upon request.

(e) **Riskless Principal Exception.** The obligations under this Exchange Rule shall not apply to an Equity Member's proprietary trade if such proprietary trade is for the purposes of facilitating the execution, on a riskless principal basis, of an order from a customer (whether its own customer or the customer of another broker-dealer) (the "facilitated order"), provided that the Equity Member:

(1) submits a report, contemporaneously with the execution of the facilitated order, identifying the trade as riskless principal to the Exchange (or another self-regulatory organization if not required under Exchange rules); and

(2) has written policies and procedures to ensure that riskless principal transactions for which the Equity Member is relying upon this exception comply with applicable Exchange rules. At a minimum these policies and procedures must require that the customer order was received prior to the offsetting principal transaction, and that the offsetting principal transaction is at the same price as the customer order exclusive of any markup or markdown, commission equivalent or other fee and is allocated to a riskless principal or customer account in a consistent manner and within 60 seconds of execution.

An Equity Member must have supervisory systems in place that produce records that enable the Equity Member and the Exchange to reconstruct accurately, readily, and in a time-sequenced manner all facilitated orders for which the Equity Member relies on this exception.

(f) **ISO Exception.** An Equity Member shall be exempt from the obligation to execute a customer order in a manner consistent with this Exchange Rule with regard to trading for its own account that is the result of an ISO routed in compliance with Rule 600(b)(47)(ii) of Regulation NMS where the customer order is received after the Equity Member routed the ISO. Where an Equity Member routes an ISO to facilitate a customer order and that customer has consented to not receiving the better prices obtained by the ISO, the Member also shall be exempt with respect to any trading for its own account that is the result of the ISO with respect to the consenting customer's order.

(g) **Odd Lot and Bona Fide Error Transaction Exceptions.** The obligations under this Exchange Rule shall not apply to an Equity Member's proprietary trade that is (1) to offset a customer order that is in an amount less than a normal unit of trading; or (2) to correct a bona fide error. Equity Members are required to demonstrate and document the basis upon which a transaction meets the bona fide error exception. For purposes of this Exchange Rule, a bona fide error is:

(1) the inaccurate conveyance or execution of any term of an order, including, but not limited to, price, number of shares or other unit of trading; identification of the security; identification of the account for which securities are purchased or sold; lost or otherwise misplaced order tickets; short sales that were instead sold long or vice versa; or the execution of an order on the wrong side of a market;



(2) the unauthorized or unintended purchase, sale, or allocation of securities or the failure to follow specific client instructions;

(3) the incorrect entry of data into relevant systems, including reliance on incorrect cash positions, withdrawals, or securities positions reflected in an account; or

(4) a delay, outage, or failure of a communication system used to transmit market data prices or to facilitate the delivery or execution of an order.

(h) **Minimum Price Improvement Standards.** The minimum amount of price improvement necessary for an Equity Member to execute an order on a proprietary basis when holding an unexecuted Limit Order in that same security, and not be required to execute the held Limit Order is as follows:

(1) For customer Limit Orders priced greater than or equal to $1.00, the minimum amount of price improvement required is $0.01 for NMS stocks;

(2) For customer Limit Orders priced greater than or equal to $0.01 and less than $1.00, the minimum amount of price improvement required is the lesser of $0.01 or one-half (1/2) of the current inside spread;

(3) For customer Limit Orders priced less than $0.01 but greater than or equal to $0.001, the minimum amount of price improvement required is the lesser of $0.001 or one-half (1/2) of the current inside spread;

(4) For customer Limit Orders priced less than $0.001 but greater than or equal to $0.0001, the minimum amount of price improvement required is the lesser of $0.0001 or one-half (1/2) of the current inside spread;

(5) For customer Limit Orders priced less than $0.0001 but greater than or equal to $0.00001, the minimum amount of price improvement required is the lesser of $0.00001 or one-half (1/2) of the current inside spread;

(6) For customer Limit Orders priced less than $0.00001, the minimum amount of price improvement required is the lesser of $0.000001 or one-half (1/2) of the current inside spread; and

(7) For customer Limit Orders priced outside the best inside market, the minimum amount of price improvement required must either meet the requirements set forth above or the Equity Member must trade at a price at or inside the best inside market for the security.

In addition, if the minimum price improvement standards above would trigger the protection of a pending customer Limit Order, any better-priced customer Limit Order(s) must also be protected under this Exchange Rule, even if those better-priced limit orders would not be directly triggered under the minimum price improvement standards above.

(i) **Order Handling Procedures.** An Equity Member must make every effort to execute a marketable customer order that it receives fully and promptly. An Equity Member that is holding a customer order that is marketable and has not been immediately executed must make every effort to cross such order with any other order received by the Equity Member on the other side of the market up to the size of such order at a price that is no less than the best bid and no greater than the best offer at the time that the subsequent order is received by the Equity Member and that is consistent with the terms of the orders. In the event that an Equity Member is holding multiple orders on both sides of the market that have not been executed, the Equity Member must make every effort to cross or otherwise execute such orders in a manner that is reasonable and consistent with the objectives of this Exchange Rule and with the terms of the orders. An Equity Member can satisfy the crossing requirement by contemporaneously buying from the seller and selling to the buyer at the same price.



(j) **Trading Outside Normal Market Hours**. Equity Members generally may limit the life of a customer order to the period of Regular Trading Hours of 9:30 a.m. to 4:00 p.m. Eastern Time. However, if the customer and Member agree to the processing of the customer's order outside Regular Trading Hours, the protections of this Exchange Rule shall apply to that customer's order at all times the customer order is executable by the Equity Member.

[Adopted: August 14, 2020 (SR-PEARL-2020-03); amended December 6, 2023 (SR-PEARL-2023-68); amended November 21, 2024 (SR-PEARL-2024-55)]

Rule 2706. Joint Activity

(a) No Equity Member, directly or indirectly, shall hold any interest or participation in any joint account for buying or selling in an equity security traded on MIAX Pearl Equities, unless such joint account is promptly reported to the Exchange. The report should contain the following information for each account:

(1) the name of the account, with names of all participants and their respective interests in profits and losses;

(2) a statement regarding the purpose of the account;

(3) the name of the Equity Member carrying and clearing the account; and

(4) a copy of any written agreement or instrument relating to the account.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2707. Influencing the Consolidated Tape

No Equity Member shall attempt to execute a transaction or transactions to buy or sell an equity security for the purpose of influencing any report appearing on the Consolidated Tape.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2708. Trade Shredding

No Equity Member or associated person of an Equity Member may engage in "trade shredding". Trade shredding is conduct that has the intent or effect of splitting any order into multiple smaller orders for execution or any execution into multiple smaller executions for the primary purpose of maximizing a monetary or in-kind amount to be received by the Equity Member or associated person of an Equity Member as a result of the execution of such orders or the transaction reporting of such executions. For purposes of this Exchange Rule 2708, "monetary or in-kind amount" shall be defined to include, but not be limited to, any credits, commissions, gratuities, payments for or rebates of fees, or any other payments of value to the Equity Member or associated person of an Equity Member.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2709. Options

(a) No Equity Member shall initiate the purchase or sale on MIAX Pearl Equities for its own account, or for any account in which it is directly or indirectly interested, of any stock of any issuer in which it holds or has granted any



put, call, straddle or option; provided, however, that this prohibition shall not be applicable in respect of any option issued by The Options Clearing Corporation.

(b) No Equity Member acting as an odd-lot dealer shall become interested directly or indirectly, in a pool dealing or trading in the stock of any issuer in which it is an odd-lot dealer, nor shall it acquire or grant directly or indirectly, any option to buy or sell, receive or deliver shares of stock of any issuer in which such Equity Member is an odd-lot dealer, unless such option is issued by The Options Clearing Corporation.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2710. Best Execution and Interpositioning

(a) **Best Execution.**

(1) In any transaction for or with a customer or a customer of another broker-dealer, an Equity Member and persons associated with an Equity Member shall use reasonable diligence to ascertain the best market for the subject security and buy or sell in such market so that the resultant price to the customer is as favorable as possible under prevailing market conditions. Among the factors that will be considered in determining whether an Equity Member has used “reasonable diligence” are:

(A) the character of the market for the security (e.g., price, volatility, relative liquidity, and pressure on available communications);

(B) the size and type of transaction;

(C) the number of markets checked;

(D) accessibility of the quotation; and

(E) the terms and conditions of the order which result in the transaction, as communicated to the Member and persons associated with the Equity Member.

(2) In any transaction for or with a customer or a customer of another broker-dealer, no Equity Member or person associated with an Equity Member shall interject a third party between the Equity Member and the best market for the subject security in a manner inconsistent with paragraph (a)(1) of this Exchange Rule.

(b) When an Equity Member cannot execute directly with a market but must employ a broker’s broker or some other means in order to ensure an execution advantageous to the customer, the burden of showing the acceptable circumstances for doing so is on the Equity Member.

(c) Failure to maintain or adequately staff a department assigned to execute customers’ orders cannot be considered justification for executing away from the best available market; nor can channeling orders through a third party as described above as reciprocation for service or business operate to relieve an Equity Member of its obligations under this Exchange Rule.

(d) An Equity Member through which an order is channeled and that knowingly is a party to an arrangement whereby the initiating Member has not fulfilled its obligations under this Exchange Rule, will also be deemed to have violated this Exchange Rule.



(e) The obligations described in paragraphs (a) through (d) above exist not only where the Equity Member acts as agent for the account of its customer but also where transactions are executed as principal.

(f) **Execution of Marketable Customer Orders.** An Equity Member must make every effort to execute a marketable customer order that it receives fully and promptly.

(g) **Definition of "Market".** For purposes of this Exchange Rule, the term "market" or "markets" is to be construed broadly, and it encompasses a variety of different venues, including, but not limited to, trading centers that are trading a particular security. This expansive interpretation is meant to both inform broker-dealers as to the breadth of the scope of venues that must be considered in the furtherance of their best execution obligations and to promote fair competition among broker-dealers, exchange markets, and markets other than exchange markets, as well as any other venue that may emerge, by not mandating that certain trading venues have less relevance than others in the course of determining a firm's best execution obligations.

(h) **Best Execution and Executing Brokers.** An Equity Members duty to provide best execution in any transaction "for or with a customer of another broker-dealer" does not apply in instances when another broker-dealer is simply executing a customer order against the Equity Member's quote. The duty to provide best execution to customer orders received from other broker-dealers arises only when an order is routed from the broker-dealer to the Equity Member for the purpose of order handling and execution. This clarification is intended to draw a distinction between those situations in which the Equity Member is acting solely as the buyer or seller in connection with orders presented by a broker-dealer against the Equity Member's quote, as opposed to those circumstances in which the Equity Member is accepting order flow from another broker-dealer for the purpose of facilitating the handling and execution of such orders.

(i) **Use of a Broker's Broker.** Paragraph (b) of this Exchange Rule provides that when an Equity Member cannot execute directly with a market but must employ a broker's broker or some other means in order to ensure an execution advantageous to the customer, the burden of showing the acceptable circumstances for doing so is on the Equity Member. Examples of acceptable other side, or where the identity of the firm, if known, would likely cause undue price movements adversely affecting the cost or proceeds to the customer.

(j) **Orders Involving Securities with Limited Quotations or Pricing Information.** Although the best execution requirements in this Exchange Rule apply to orders in all securities, markets for securities differ dramatically. One of the areas in which an Equity Member must be especially diligent in ensuring that it has met its best execution obligations is with respect to customer orders involving securities for which there is limited pricing information or quotations available. Each Equity Member must have written policies and procedures in place that address how the Equity Member will determine the best inter-dealer market for such a security in the absence of pricing information or multiple quotations and must document its compliance with those policies and procedures. For example, an Equity Member should analyze pricing information based on other data, such as previous trades in the security, to determine whether the resultant price to the customer is as favorable as possible under prevailing market conditions. In these instances, an Equity Member should generally seek out other sources of pricing information or potential liquidity, which may include obtaining quotations from other sources (e.g., other firms that the Equity Member previously has traded within the security).

(k) **Customer Instructions Regarding Order Handling.** If an Equity Member receives an unsolicited instruction from a customer to route that customer's order to a particular market for execution, the Equity Member is not required to make a best execution determination beyond the customer's specific instruction. Equity Members are, however, still required to process that customer's order promptly and in accordance with the terms of the order and its instructions. Where a customer has directed that an order be routed to another specific broker-dealer that is also a FINRA Member, the receiving broker-dealer to which the order was directed would be required to meet the requirements of FINRA Rule 5310 with respect to its handling of the order.



(l) **Regular and Rigorous Review of Execution Quality.** No Equity Member can transfer to another person its obligation to provide best execution to its customers' orders. An Equity Member that routes customer orders to other broker-dealers for execution on an automated, non-discretionary basis, as well as an Equity Member that internalizes customer order flow, must have procedures in place to ensure the Equity Member periodically conducts regular and rigorous reviews of the quality of the executions of its customers' orders if it does not conduct an order-by-order review. The review must be conducted on a security-by-security, type-of-order basis (e.g., limit order, market order, and market on open order). At a minimum, an Equity Member must conduct such reviews on a quarterly basis; however, Equity Members should consider, based on the firm's business, whether more frequent reviews are needed.

(m) In conducting its regular and rigorous review, an Equity Member must determine whether any material differences in execution quality exist among the markets trading the security and, if so, modify the Equity Member's routing arrangements or justify why it is not modifying its routing arrangements. To assure that order flow is directed to markets providing the most beneficial terms for their customers' orders, the Equity Member must compare, among other things, the quality of the executions the Equity Member is obtaining via current order routing and execution arrangements (including the internalization of order flow) to the quality of the executions that the Equity Member could obtain from competing markets.

In reviewing and comparing the execution quality of its current order routing and execution arrangements to the execution quality of other markets, an Equity Member should consider the following factors:

(1) price improvement opportunities (i.e., the difference between the execution price and the best quotes prevailing at the time the order is received by the market);

(2) differences in price disimprovement (i.e., situations in which a customer receives a worse price at execution than the best quotes prevailing at the time the order is received by the market);

(3) the likelihood of execution of limit orders;

(4) the speed of execution;

(5) the size of execution;

(6) transaction costs;

(7) customer needs and expectations; and

(8) the existence of internalization or payment for order flow arrangements.

(n) An Equity Member that routes its order flow to another Equity Member that has agreed to handle that order flow as agent for the customer (e.g., a clearing firm or other executing broker-dealer) can rely on that an Equity Member's regular and rigorous review as long as the statistical results and rationale of the review are fully disclosed to the Equity Member and the Equity Member periodically reviews how the review is conducted, as well as the results of the review.

Interpretations and Policies:

.01 **Best Execution and Information Leakage.**

In FINRA Regulatory Notice 15-46, FINRA provides guidance, among other things, on best execution obligations in equity markets. FINRA notes that in conducting a review of execution quality in any security, a firm should consider



a variety of relevant factors. For a firm that routines routes a customer order to multiple trading centers, one such factor that is highlighted is information leakage and the impact of information leakage on execution quality. In particular, FINRA notes that: "[f]irms should consider the risk of information leakage by routing orders to a particular venue in light of the fill rates achieved at that venue and carefully assess whether the risks outweigh the potential for an execution."

The Exchange's order execution and routing methodology are designed to substantially reduce potential information leakage related to executions on MIAX Pearl Equities.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2711. Publication of Transactions and Changes

(a) The Exchange shall cause to be disseminated for publication on the Consolidated Tape all last sale price reports of transactions executed through the facilities of MIAX Pearl Equities pursuant to the requirements of an effective transaction reporting plan approved by the Commission.

(b) To facilitate the dissemination of such last sale price reports, each Equity Member shall cause to be reported to MIAX Pearl Equities, as promptly as possible after execution, all information concerning each transaction required by the effective transaction reporting plan.

(c) An official of the Exchange shall approve any corrections to reports transmitted over the Consolidated Tape. Any such corrections shall be made within one day after detection of the error.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2712. Trading Ahead of Research Reports

Equity Members shall comply with MIAX Rule 320, Trading Ahead of Research Reports, as if such rule were part of the MIAX Pearl Equities' Rules.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2713. Obligation to Honor System Trades

If an Equity Member, or clearing member acting on an Equity Member's behalf, is reported by the System, or shown by the activity reports generated by the System, as constituting a side of a System trade, such Equity Member, or clearing member acting on its behalf, shall honor such trade on the scheduled settlement date.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2714. Front Running of Block Transactions

(a) Equity Members and persons associated with an Equity Member shall comply with FINRA Rule 5270 as if such Rule were part of the Exchange's rules.

(b) **Front Running of Non-Block Transactions**. Although the prohibitions in FINRA Rule 5270 are limited to imminent block transactions, the front running of other types of orders that place the financial interests of the Equity Member or persons associated with an Equity Member ahead of those of its customer or the misuse of knowledge of



an imminent customer order may violate other Exchange rules, including Exchange Rules 2100 and 2705, or provisions of the federal securities laws.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2715. Disruptive Quoting and Trading Activity Prohibited

Equity Members shall comply with MIAX Rule 322, Disruptive Quoting and Trading Activity Prohibited, as if such rule were part of the MIAX Pearl Equities' Rules.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]



Chapter XXVIII. Miscellaneous Provisions

Rule 2800. Comparison and Settlement Requirements

(a) Every Equity Member who is a Member of a qualified clearing agency shall implement comparison and settlement procedures under the rules of such entity.

(b) For purposes of this Exchange Rule, a qualified clearing agency shall mean a clearing agency (as defined in the Exchange Act) which has agreed to supply the Exchange with data reasonably requested in order to permit the Exchange to enforce compliance by its Members and Member organizations with the provisions of the Exchange Act, the rules and regulations thereunder, and the Rules of the Exchange.

(c) Anything contained in paragraph (a) to the contrary notwithstanding, the Board may extend or postpone the time of the delivery of a MIAX Pearl Equities transaction whenever, in its opinion, such action is called for by the public interest, by just and equitable principles of trade or by the need to meet unusual conditions. In such case, delivery shall be effected at such time, place and manner as directed by the Board.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2801. Failure to Deliver and Failure to Receive

Borrowing and deliveries shall be effected in accordance with Rule 203 of Regulation SHO, under the Exchange Act. The Exchange incorporates by reference Rules 200 and 203 of Regulation SHO, to Exchange Rule 2801, as if they were fully set forth herein.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2802. Forwarding of Proxy and Other Issuer-Related Materials

Equity Members shall comply with Exchange Rule 319, Forwarding of Proxy and Other Issuer-Related Materials, as if such rule were part of the MIAX Pearl Equities' Rules.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2803. Assigning of Registered Securities in Name of a Member or Member Organization

An Equity Member may authorize one or more persons who are its employees to assign registered securities in the name of such Equity Member and to guarantee assignments of registered securities with the same effect as if the name of such Equity Member had been signed under like circumstances by one of the partners of the Equity Member firm or by one of the authorized officers of the Equity Member corporation by executing and filing with the Exchange, in a form prescribed by it, a separate Power of Attorney for each person so authorized.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2804. Commissions

Nothing in the Exchange Rules, the By-Laws or the Exchange practices shall be construed to require, authorize or permit any Equity Member, or any person associated with an Equity Member, to agree or arrange, directly or indirectly,



for the charging of fixed rates of commission for transactions effected on, or effected by the use of the facilities of, MIAX Pearl Equities.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2805. Off-Exchange Transactions

No Rule, stated policy or practice of this Exchange shall prohibit or condition, or be construed to prohibit or condition or otherwise limit, directly or indirectly, the ability of any Equity Member to effect any transaction otherwise than on this Exchange with another person in any security listed on this Exchange or to which unlisted trading privileges on this Exchange have been extended.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2806. Regulatory Services Agreement

The Exchange may enter into one or more agreements with another self-regulatory organization to provide regulatory services to the Exchange to assist the Exchange in discharging its obligations under Section 6 and Section 19(g) of the Exchange Act. Any action taken by another self-regulatory organization, or its employees or authorized agents, acting on behalf of the Exchange pursuant to a regulatory services agreement shall be deemed to be an action taken by the Exchange; provided, however, that nothing in this provision shall affect the oversight of such other self-regulatory organization by the Commission. Notwithstanding the fact that the Exchange may enter into one or more regulatory services agreements, the Exchange shall retain ultimate legal responsibility for, and control of, its self-regulatory responsibilities, and any such regulatory services agreement shall so provide.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2807. Transactions Involving Exchange Employees

(a) When an Equity Member has actual notice that an Exchange employee has a financial interest in, or controls trading in, an account, the Equity Member shall promptly obtain and implement an instruction from the employee directing that duplicate account statements be provided by the Equity Member to Exchange.

(b) No Equity Member shall directly or indirectly make any loan of money or securities to any Exchange employee. Provided, however, that this prohibition does not apply to loans made in the context of disclosed, routine banking and brokerage agreements, or loans that are clearly motivated by a personal or family relationship.

(c) Notwithstanding the annual dollar limitation set forth in Exchange Rule 2118, no Equity Member shall directly or indirectly give, or permit to be given, anything of more than nominal value to any Exchange employee who has responsibility for a regulatory matter that involves the Equity Member. For purposes of this subsection, the term “regulatory matter” includes, but is not limited to, examinations, disciplinary proceedings, membership applications, listing applications, delisting proceedings, and dispute-resolution proceedings that involve the Equity Member.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]

Rule 2808. Ex-Dividend or Ex-Rights Dates

Transactions in equity securities traded “regular” shall be “ex-dividend” or “ex-rights” as the case may be, on the business day preceding the record date fixed by the company or the date of the closing of transfer books, except



when the Board of Directors rules otherwise. Should such record date or such closing of transfer books occur upon a day other than a business day this Exchange Rule shall apply for the second preceding business day.

[Adopted: August 14, 2020 (SR-PEARL-2020-03)]



Chapter XXIX. Securities Traded

Rule 2900. Unlisted Trading Privileges

(a) The Exchange may extend unlisted trading privileges ("UTP") to any security that is an NMS Stock that is listed on another national securities exchange or with respect to which unlisted trading privileges may otherwise be extended in accordance with Section 12(f) of the Exchange Act and any such security shall be subject to all Exchange rules applicable to trading on the Exchange, unless otherwise noted.

(b) **UTP Exchange Traded Product.** Any UTP security that is a UTP Exchange Traded Product, as defined in Rule 2622(h)(1)(i), will be subject to the additional following rules:

(1) **Information Circular.** The Exchange will distribute an information circular prior to the commencement of trading in each such UTP Exchange Traded Product that generally includes the same information as is contained in the information circular provided by the listing exchange, including (a) the special risks of trading the new Exchange Traded Product, (b) the Exchange Rules that will apply to the new Exchange Traded Product, (c) information about the dissemination of value of the underlying assets or indices, and (d) risk of trading during the Early Trading Session (4:00 a.m. - 9:30 a.m. Eastern Time) and Late Trading Session (4:00 p.m. – 8:00 p.m. Eastern Time) due to the lack of calculation or dissemination of the Intraday Indicative Value or a similar value.

(2) **Product Description.**

(A) **Scope of Product Description Requirements.** The provisions of this subparagraph (2) apply only to UTP Exchange Traded Products that are the subject of an order by the Commission exempting such series from certain prospectus delivery requirements under Section 24(d) of the Investment Company Act of 1940 and are not otherwise subject to prospectus delivery requirements under the Securities Act of 1933.

(B) **Written Description of Terms and Conditions.** The Exchange will inform Equity Members of the application of the provisions of this subparagraph to UTP Exchange Traded Products by means of an information circular. The Exchange requires that Equity Members provide each purchaser of UTP Exchange Traded Products a written description of the terms and characteristics of those securities, in a form approved by the Exchange or prepared by the open-ended management company issuing such securities, not later than the time a confirmation of the first transaction in such securities is delivered to such purchaser. In addition, Members will include a written description with any sales material relating to UTP Exchange Traded Products that is provided to customers or the public. Any other written materials provided by an Equity Member to customers or the public making specific reference to the UTP Exchange Traded Products as an investment vehicle must include a statement substantially in the following form:

> "A circular describing the terms and characteristics of [the UTP Exchange Traded Products] has been prepared by the [open-ended management investment company name] and is available from your broker. It is recommended that you obtain and review such circular before purchasing [the UTP Exchange Traded Products]."

An Equity Member carrying an omnibus account for a non-Member is required to inform such non-Member that execution of an order to purchase UTP Exchange Traded Products for such omnibus account will be deemed to constitute an agreement by the non-Member to make such written description available to its customers on the same terms as are directly applicable to the Equity Member under this Rule.



(C) **Customer Requests for a Prospectus**. Upon request of a customer, an Equity Member will also provide a prospectus for the particular UTP Exchange Traded Product.

(3) **Trading Halts.** The Exchange will halt trading in a UTP Exchange Traded Product as provided for in Exchange Rule 2622. Nothing in this Rule will limit the power of the Exchange under the Rules or procedures of the Exchange with respect to the Exchange's ability to suspend trading in any securities if such suspension is necessary for the protection of investors or in the public interest. The Exchange will halt or continue trading during extended hours trading sessions as follows:

(A) Early Trading Session and Late Trading Session. If a UTP Derivative Security begins trading on the Exchange in the Early Trading Session or Late Trading Session and subsequently a temporary interruption occurs in the calculation or wide dissemination of the Intraday Indicative Value ("IIV") or the value of the underlying index, as applicable, to such UTP Derivative Security, by a major market data vendor, the Exchange may continue to trade the UTP Derivative Security for the remainder of the Early Trading Session and Late Trading Session.

(B) Late Trading Session and Next Business Day's Early Trading Session.

(i) If the IIV or the value of the underlying index became unavailable during the Early Trading Session or Regular Trading Hours and continues not to be calculated or widely available after the close of Regular Trading Hours, the Exchange may trade the UTP Derivative Security in the Late Trading Session only if the listing market traded such securities until the close of its regular trading session without a halt.

(ii) If the IIV or the value of the underlying index became unavailable as discussed under paragraph (A) above and continues not to be calculated or widely available as of the commencement of the Early Trading Session on the next business day, the Exchange shall not commence trading of the UTP Derivative Security in the Early Trading Session that day. If an interruption in the calculation or wide dissemination of the IIV or the value of the underlying index continues, the Exchange may resume trading in the UTP Derivative Security only if calculation and wide dissemination of the IIV or the value of the underlying index resumes or trading in the UTP Derivative Security resumes in the listing market.

(4) **Equities Market Maker Restrictions**. The following restrictions will apply to each Equity Member acting as a registered Equities Market Maker on the Exchange in a UTP Exchange Traded Product that derives its value from one or more currencies, commodities, or derivatives based on one or more currencies or commodities, or is based on a basket or index composed of currencies or commodities (collectively, "Reference Assets"):

(A) The Equity Member acting as a registered Equities Market Maker on the Exchange in a UTP Exchange Traded Product must file with the Exchange, in a manner prescribed by the Exchange, and keep current a list identifying all accounts for trading the underlying physical asset or commodity, related futures or options on futures, or any other related derivatives (collectively with Reference Assets, "Related Instruments"), which the Equity Member acting as a registered Equites Market Maker on the Exchange may have or over which it may exercise investment discretion. No Equity Member acting as a registered Equities Market Maker on the Exchange in the UTP Exchange Traded Product will trade in the underlying physical asset or commodity, related futures or options on futures, or any other related derivatives, in an account in which an Equity Member acting as a registered Equities Market Maker on the Exchange, directly or indirectly, controls trading activities, or has a direct interest in the profits or losses thereof, which has not been reported to the Exchange as required by this Rule.

(B) An Equities Market Maker on the Exchange will, in a manner prescribed by the Exchange, file with the Exchange and keep current a list identifying any accounts ("Related Instrument Trading Accounts") for which Related Instruments are traded:



(i) in which the Equities Market Maker holds an interest;

(ii) over which it has investment discretion; or

(iii) in which it shares in the profits and/or losses.

An Equities Market Maker on the Exchange may not have an interest in, exercise investment discretion over, or share in the profits and/or losses of a Related Instrument Trading Account that has not been reported to the Exchange as required by this Rule.

(C) In addition to the existing obligations under Exchange rules regarding the production of books and records, an Equities Market Maker on the Exchange will, upon request by the Exchange, make available to the Exchange any books, records, or other information pertaining to any Related Instrument Trading Account or to the account of any registered or non-registered employee affiliated with the Equities Market Maker on the Exchange for which Related Instruments are traded.

(D) An Equities Market Maker on the Exchange will not use any material nonpublic information in connection with trading a Related Instrument.

(5) **Surveillance**. The Exchange will enter into comprehensive surveillance sharing agreements with markets that trade components of the index or portfolio on which the UTP Exchange Traded Product is based to the same extent as the listing exchange's rules require the listing exchange to enter into comprehensive surveillance sharing agreements with such markets.

[Adopted: August 14, 2020 (SR-PEARL-2020-03); amended October 3, 2024; operative February 20, 2025 (SR-PEARL-2024-47); amended June 5, 2025 (SR-PEARL-2025-26)]



Chapter XXX. Dues, Fees, Assessments and Other Charges; Effective Date

Rule 3000. Authority to Prescribe Dues, Fees, Assessments and Other Charges

(a) **Generally.** The Exchange may prescribe such reasonable dues, fees, assessments or other charges as it may, in its discretion, deem appropriate for the use of MIAX Pearl Equities. Such dues, fees, assessments and charges may include membership dues, transaction fees, communication and technology fees, regulatory charges, listing fees, and other fees and charges as the Exchange may determine. All such dues, fees and charges shall be equitably allocated among Equity Members, issuers and other persons using the Exchange's facilities.

(b) **Regulatory Transaction Fee.** Under Section 31 of the Exchange Act, the Exchange must pay certain fees to the Commission. To help fund the Exchange's obligations to the Commission under Section 31 of the Exchange Act, a Regulatory Transaction Fee is assessed to Members. To the extent there may be any excess monies collected under this Exchange Rule, the Exchange may retain those monies to help fund its general operating expense. Each Equity Member engaged in executing transactions on MIAX Pearl Equities shall pay, in such manner and at such times as the Exchange shall direct, a Regulatory Transaction Fee equal to (i) the rate determined by the Commission to be applicable to covered sales occurring on the Exchange in accordance with Section 31 of the Exchange Act multiplied by (ii) the Equity Member's aggregate dollar amount of covered sales occurring on MIAX Pearl Equities during any computational period.

(c) **Schedule of Fees.** The Exchange will provide Members with notice of all relevant dues, fees, assessments and charges of the Exchange for use of MIAX Pearl Equities. Such notice may be made available to Equity Members on the Exchange's website or by any other method deemed reasonable by the Exchange.

(d) **Cross-Connection Pass Through Fees.** To the extent the Exchange is charged a fee by a third party that results directly from an Equity Member cross-connecting its trading hardware to the Exchange's System from another Trading Center's system that is located in the same data center as the Exchange, the Exchange will pass that fee on, in full, to the Equity Member.

[Adopted: January 9, 2020 (SR-PEARL-2020-01); amended August 14, 2020 (SR-PEARL-2020-03)]

Rule 3001. Regulatory Revenue

Any revenues received by the Exchange from fees derived from its regulatory function or regulatory fines related to MIAX Pearl Equities will not be used for non-regulatory purposes or distributed to the stockholder, but rather, shall be applied to fund the legal and regulatory operations of the Exchange (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers (except in the event of liquidation of the Exchange, which case Miami International Holdings, Inc. will be entitled to the distribution of the remaining assets of the Exchange).

[Adopted: January 9, 2020 (SR-PEARL-2020-01); amended August 14, 2020 (SR-PEARL-2020-03)]

Rule 3002. Collection of Exchange Fees and Other Claims and Billing Policy

(a) Each Equity Member, and all applicants for registration as such, shall be required to provide a clearing account number for an account at the National Securities Clearing Corporation ("NSCC") for purposes of permitting the



Exchange to debit any undisputed or final fees, fines, charges and/or other monetary sanctions or other monies due and owing to the Exchange or other charges pursuant to Exchange Rule 3000, including the Exchange Fee Schedule thereto; Regulatory Transaction Fees pursuant to Exchange Rule 3000(b); dues, assessments and other charges pursuant to Rules 1202 and 1203 to the extent the Exchange were to determine to charge such fees; and fines, sanctions and other charges pursuant to Chapters IX, X, and XI of the Exchange Rulebook which are due and owing to the Exchange. The Exchange will, upon request, waive the requirement for an Equity Member to provide a clearing account number for an account at the NSCC and instead require such Equity Member to provide alternative payment instructions as agreed to by the Exchange for purposes of permitting the Exchange to debit certain fees, as determined by the Exchange; provided, however, that the Exchange reserves the right to require any such Equity Member to provide a clearing account number for an account at the NSCC for such purposes as set forth above if the Exchange encounters repeated failed collection attempts using such alternative payment instructions.

(b) All disputes concerning fees, dues or charges assessed by the Exchange must be submitted to the Exchange in writing and must be accompanied by supporting documentation. All disputes related to fees, dues or other charges must be submitted to the Exchange no later than sixty (60) days after the date of the monthly invoice. All Exchange invoices are due in full on a timely basis and payable in accordance with paragraph (a) of this Exchange Rule 3002. Any disputed amount resolved in the Member's favor will be subsequently credited to the clearing account number for an account at the NSCC.

Interpretations and Policies:

.01 **Fees Collected by FINRA**. The Exchange will not debit fees due to FINRA pursuant to Rule 3002(a), which are collected and retained by FINRA.

[Adopted: January 9, 2020 (SR-PEARL-2020-01); amended August 14, 2020 (SR-PEARL-2020-03); amended April 3, 2025 (SR-PEARL-2025-13)]



Chapter XXXI. Registration, Qualification and Continuing Education

Rule 3100. Registration Requirements

Each person engaged in the securities business of a Member shall be registered with the Exchange as a representative or principal in each category of registration appropriate to his or her functions and responsibilities as specified in Rule 3101, unless exempt from registration pursuant to Rule 3102. Such person shall not be qualified to function in any registered capacity other than that for which the person is registered, unless otherwise stated in the rules.

Interpretations and Policies:

.01 **Minimum Number of Registered Principals.** Each Member, except a Member with only one associated person, shall have at least two officers or partners who are registered as General Securities Principals pursuant to Rule 3101(b)(1), provided that a Member that is limited in the scope of its activities may instead have two officers or partners who are registered in a principal category under Rule 3101(b) that corresponds to the scope of the Member's activities; and provided further that a proprietary trading firm with 25 or fewer registered representatives shall only be required to have one officer or partner who is registered as a principal. The requirement that a Member have a minimum of two principals shall apply to persons seeking admission as Members and existing Members.

The Exchange may waive the requirement that a Member have a minimum of two principals in situations that indicate conclusively that only one person associated with an applicant for membership or existing Member should be required to register as a principal.

.02 **Permissive Registrations.** A Member may make application for or maintain the registration as a representative or principal, pursuant to Rule 3101, of any associated person of the Member and any individual engaged in the securities business of a foreign securities affiliate or subsidiary of the Member. Individuals maintaining such permissive registrations shall be considered registered persons and subject to all Exchange rules, to the extent relevant to their activities.

Consistent with the requirements of the Exchange’s supervision rules, Members shall have adequate supervisory systems and procedures reasonably designed to ensure that individuals with permissive registrations do not act outside the scope of their assigned functions. With respect to an individual who solely maintains a permissive registration(s), the individual's direct supervisor shall not be required to be a registered person. However, for purposes of compliance with the Exchange’s supervision rules, a Member shall assign a registered supervisor who shall be responsible for periodically contacting such individual's direct supervisor to verify that the individual is not acting outside the scope of his or her assigned functions. If such individual is permissively registered as a representative, the registered supervisor shall be registered as a representative or principal. If the individual is permissively registered as a principal, the registered supervisor shall be registered as a principal. Moreover, the registered supervisor of an individual who solely maintains a permissive registration(s) shall not be required to be registered in the same representative or principal registration category as the permissively-registered individual.

.03 **Qualification Examinations and Waivers of Examinations.** Before the registration of a person as a representative can become effective under Rule 3100, such person shall pass the Securities Industry Essentials ("SIE") and an appropriate representative qualification examination as specified in Rule 3101(c). Before the registration of a person as a principal can become effective under Rule 3100, such person shall pass an appropriate principal qualification examination as specified in Rule 3101(b).



If the job functions of a registered representative change so as to require the person to register in another representative category, the person shall not be required to pass the SIE. Rather, the registered person would need to pass only an appropriate representative qualification examination as specified in Rule 3101(c). All associated persons shall be eligible to take the SIE. In addition, individuals who are not associated persons shall be eligible to take the SIE. However, passing the SIE alone shall not qualify an individual for registration with the Exchange. To be eligible for registration with the Exchange, an individual shall pass an applicable representative or principal qualification examination as specified in Rule 3101 and satisfy all other applicable prerequisite registration requirements.

The Exchange may, in exceptional cases and where good cause is shown, waive the applicable qualification examination(s) and accept other standards as evidence of an applicant's qualifications for registration. Age or disability will not individually of themselves constitute sufficient grounds to waive a qualification examination. Experience in fields ancillary to the securities business may constitute sufficient grounds to waive a qualification examination. The Exchange shall only consider waiver requests submitted by a Member for individuals associated with the Member who are seeking registration in a representative or principal registration category. Moreover, the Exchange shall consider waivers of the SIE alone or the SIE and the applicable representative and principal examination(s) for such individuals. The Exchange shall not consider a waiver of the SIE for individuals who are not associated persons or for associated persons who are not registering with the Exchange as representatives or principals.

.04 **Requirements for Registered Persons Functioning as Principals for a Limited Period.** Subject to the requirements of Rule 3101, Interpretation and Policy .03, a Member may designate any person currently registered, or who becomes registered, with the Member as a representative to function as a principal for a period of 120 calendar days prior to passing an appropriate principal qualification examination as specified under Rule 3101(b), provided that such person has at least 18 months of experience functioning as a registered representative within the five-year period immediately preceding the designation and has fulfilled all applicable prerequisite registration, fee and examination requirements prior to designation as a principal. However, in no event may such person function as a principal beyond the initial 120 calendar day period without having successfully passed an appropriate principal qualification examination as specified under Rule 3101(b). The requirements above apply to designations to any principal category, including those categories that are not subject to a prerequisite representative registration requirement.

Subject to the requirements of Rule 3101, Interpretation and Policy .03, a Member may designate any person currently registered, or who becomes registered, with the Member as a principal to function in another principal category for a period of 120 calendar days prior to passing an appropriate qualification examination as specified under Rule 3101. However, in no event may such person function in such other principal category beyond the initial 120 calendar day period without having successfully passed an appropriate qualification examination as specified under Rule 3101.

.05 **Rules of Conduct for Taking Examinations and Confidentiality of Examinations.** Associated persons taking the SIE shall be subject to the SIE Rules of Conduct. Associated persons taking any representative or principal examination shall be subject to the Rules of Conduct for representative and principal examinations. A violation of the SIE Rules of Conduct or the Rules of Conduct for representative and principal examinations by an associated person shall be deemed to be a violation of Exchange rules requiring observance of high standards of commercial honor or just and equitable principles of trade. If the Exchange determines that an associated person has violated the SIE Rules of Conduct or the Rules of Conduct for representative and principal examinations, the associated person may forfeit the results of the examination and may be subject to disciplinary action by the Exchange. The Exchange considers all of the qualification examinations content to be highly confidential. The removal of examination content from an examination center, reproduction, disclosure, receipt from or passing to any person, or use for study purposes



of any portion of such qualification examination or any other use that would compromise the effectiveness of the examinations and the use in any manner and at any time of the questions or answers to the examinations shall be prohibited and shall be deemed to be a violation of Exchange rules requiring observance of high standards of commercial honor or just and equitable principles of trade. An applicant cannot receive assistance while taking the examination and shall certify that no assistance was given to or received by him or her during the examination.

.06 **Waiting Periods for Retaking a Failed Examination.** Any person who fails to pass a qualification examination prescribed by the Exchange shall be permitted to take that examination again after a period of 30 calendar days has elapsed from the date of such person's last attempt to pass that examination, except that any person who fails to pass an examination three or more times in succession within a two-year period shall be prohibited from again taking that examination until a period of 180 calendar days has elapsed from the date of such person's last attempt to pass that examination. The waiting periods for retaking a failed examination shall apply to the SIE and the representative and principal examinations specified under Rule 3101.

.07 **All Registered Representatives and Principals Must Satisfy the Regulatory Element of Continuing Education.** All registered representatives and principals, including those individuals who solely maintain permissive registrations pursuant to Rule 3100, Interpretation and Policy .02, shall satisfy the Regulatory Element of continuing education for each representative or principal registration category that they hold as specified in Rule 3103(a). If a person registered with a Member has a continuing education deficiency with respect to that registration as provided under Rule 3103(a), such person shall not be permitted to be registered in another registration category with the Exchange under Rule 3101 with that Member or to be registered in any registration category with the Exchange under Rule 3101 with another Member, until the person has satisfied the deficiency.

.08 **Lapse of Registration and Expiration of SIE.** Any person who was last registered in a representative registration category two or more years immediately preceding the date of receipt by the Exchange of a new application for registration in that registration category shall be required to pass a representative qualification examination appropriate to that registration category as specified in Rule 3101(c), unless the person has maintained his or her qualification status for that registration category in accordance with Rule 3103(c) or as otherwise permitted by the Exchange. Any person who last passed the SIE or who was last registered as a representative, whichever occurred last, four or more years immediately preceding the date of receipt by the Exchange of a new application for registration as a representative shall be required to pass the SIE in addition to a representative qualification examination appropriate to his or her category of registration as specified in Rule 3101(c).

Any person who was last registered in a principal registration category two or more years immediately preceding the date of receipt by the Exchange of a new application for registration in that registration category shall be required to pass a principal qualification examination appropriate to that registration category as specified in Rule 3101(b), unless the person has maintained his or her qualification status for that registration category in accordance with Rule 3103(c) or as otherwise permitted by the Exchange. Any person whose registration has been revoked pursuant to Rule 1011 and any person who has a continuing education deficiency for a period of two years as provided under Rule 3103(a) shall be required to pass a representative or principal qualification examination appropriate to his or her category of registration as specified in Rule 3101(b) or Rule 3101(c), respectively, to be eligible for registration with the Exchange. For purposes of Interpretation and Policy .08 of this Rule, an application shall not be considered to have been received by the Exchange if that application does not result in a registration.

.09 **Waiver of Examinations for Individuals Working for a Financial Services Industry Affiliate of a Member.** Upon request by a Member, the Exchange shall waive the applicable qualification examination(s) for an individual designated with the Exchange as working for a financial services industry affiliate of a Member if the following conditions are met: (i) prior to the individual’s initial designation, the individual was registered as a representative or principal for a total of five years within the most recent 10-year period, including for the most recent year with the Member that initially designated the individual; (ii) the waiver request is made within seven years of the individual's



initial designation; (iii) the initial designation and any subsequent designation(s) were made concurrently with the filing of the individual's related Form U5; (iv) the individual continuously worked for the financial services industry affiliate(s) of a Member since the individual's last Form U5 filing; (v) the individual has complied with the Regulatory Element of continuing education as specified in Rule 3103(a); and (vi) the individual does not have any pending or adverse regulatory matters, or terminations, that are reportable on the Form U4, and has not otherwise been subject to a statutory disqualification as defined in Section 3(a)(39) of the Exchange Act while the individual was designated as eligible for a waiver.

As used in Interpretation and Policy .09 of this Rule, a “financial services industry affiliate of a Member” is a legal entity that controls, is controlled by or is under common control with a Member and is regulated by the SEC, Commodity Futures Trading Commission, state securities authorities, federal or state banking authorities, state insurance authorities, or substantially equivalent foreign regulatory authorities.

Effective July 1, 2022, the Exchange will not accept any new initial designations for individuals under the waiver program set forth in Interpretation and Policy .09 of this Rule.

.10 **Status of Persons Serving in the Armed Forces of the United States.** The following provisions address the status of current and former registered persons serving in active duty in the Armed Forces of the United States:

(a) **Inactive Status of Currently Registered Persons.** A registered person of a Member who volunteers for or is called into active duty in the Armed Forces of the United States shall be placed, after proper notification to the Exchange, on inactive status and need not be re-registered by such Member upon his or her return to active employment with the Member. Such person shall remain eligible to receive transaction-related compensation, including continuing commissions. The employing Member also may allow such person to enter into an arrangement with another registered person of the Member to take over and service the person's accounts and to share transaction-related compensation based upon the business generated by such accounts. However, because such persons are inactive, they may not perform any of the functions and responsibilities performed by a registered person.

A registered person who is placed on inactive status pursuant to this paragraph (a) shall not be included within the scope of fees, if any, charged by the Exchange with respect to registered persons. In addition, a registered person who is placed on inactive status pursuant to this paragraph (a) shall not be required to complete either the Regulatory Element or Firm Element set forth in Rule 3103 during the pendency of such inactive status. The relief provided in this paragraph (a) shall be available to a registered person who is placed on inactive status pursuant to this paragraph (a) during the period that such person remains registered with the Member with which he or she was registered at the beginning of active duty in the Armed Forces of the United States, regardless of whether the person returns to active employment with another Member upon completion of his or her active duty in the Armed Forces of the United States. The relief described in this paragraph (a) shall be provided only to a person registered with a Member and only while the person remains on active military duty. Further, the Member with which such person is registered shall promptly notify the Exchange in such manner as the Exchange may specify of such person's return to active employment with the Member.

(b) **Inactive Status of Sole Proprietorships.** A Member that is a sole proprietor who temporarily closes his or her business by reason of volunteering for or being called into active duty in the Armed Forces of the United States, shall be placed, after proper notification to the Exchange, on inactive status while the Member remains on active military duty. A sole proprietor Member placed on inactive status as set forth in this paragraph (b) shall not be required to pay dues or assessments during the pendency of such inactive status and shall not be required to pay an admission fee upon return to active participation in the securities business. The relief described in this paragraph (b) shall be provided only to a sole proprietor Member and only while the person remains on active military duty. Further, the sole proprietor shall promptly notify the Exchange in such manner as the Exchange may specify of his or her return to active participation in the securities business.



(c) **Status of Formerly Registered Persons.** If a person who was formerly registered with a Member volunteers for or is called into active duty in the Armed Forces of the United States at any time within two years after the date the person ceased to be registered with a Member, the Exchange shall defer the lapse of registration requirements set forth in Rule 3100, Interpretation and Policy .08 (i.e., toll the two-year expiration period for representative and principal qualification examinations) and the lapse of the SIE (i.e., toll the four-year expiration period for the SIE). The Exchange shall defer the lapse of registration requirements and the SIE commencing on the date the person begins actively serving in the Armed Forces of the United States, provided that the Exchange is properly notified of the person's period of active military service within 90 days following his or her completion of active service or upon his or her re-registration with a Member, whichever occurs first. The deferral will terminate 90 days following the person’s completion of active service in the Armed Forces of the United States. Accordingly, if such person does not re-register with a Member within 90 days following his or her completion of active service in the Armed Forces of the United States, the amount of time in which the person must become re-registered with a Member without being subject to a representative or principal qualification examination or the SIE shall consist of the standard two-year period for representative and principal qualification examinations or the standard four-year period for the SIE, whichever is applicable, as provided in Rule 3100, Interpretation and Policy .08, reduced by the period of time between the person's termination of registration and beginning of active service in the Armed Forces of the United States.

If a person placed on inactive status while serving in the Armed Forces of the United States ceases to be registered with a Member, the Exchange shall defer the lapse of registration requirements set forth in Rule 3100, Interpretation and Policy .08 (i.e., toll the two-year expiration period for representative and principal qualification examinations) and the lapse of the SIE (i.e., toll the four-year expiration period for the SIE) during the pendency of his or her active service in the Armed Forces of the United States. The Exchange shall defer the lapse of registration requirements based on existing information in the CRD system, provided that the Exchange is properly notified of the person’s period of active military service within two years following his or her completion of active service or upon his or her re-registration with a Member, whichever occurs first. The deferral shall terminate 90 days following the person’s completion of active service in the Armed Forces of the United States. Accordingly, if such person does not re-register with a Member within 90 days following his or her completion of active service in the Armed Forces of the United States, the amount of time in which the person must become re-registered with a Member without being subject to a representative or principal qualification examination or the SIE shall consist of the standard two-year period for representative and principal qualification examinations or the standard four-year period for the SIE, whichever is applicable, as provided in Rule 3100, Interpretation and Policy .08.

.11 **Impermissible Registrations.** Members shall not register or maintain the registration of any person unless consistent with the requirements of Rule 3100.

.12 **Application for Registration and Jurisdiction**

(a) **Application for Registration.** (1) Application by any person for registration with the Exchange, properly signed by the applicant, shall be made to the Exchange on Form U4 via the CRD system, and shall contain: (i) an agreement to comply with the federal securities laws, the rules and regulations thereunder, the Exchange Rules, and all rulings, orders, directions, and decisions issued and sanctions imposed under the Exchange Rules; and (ii) such other reasonable information with respect to the applicant as the Exchange may require. (2) The Exchange shall not approve an application for registration of any person who is not eligible to be an associated person of an Exchange Member under Exchange Rules. (3) Every application for registration filed with the Exchange shall be kept current at all times by supplementary amendments to Form U4 via the CRD system. Such amendments to the application shall be filed with the Exchange not later than 30 days after the applicant learns of the facts or circumstances giving rise to the amendment. If such amendment involves a statutory disqualification, such amendment shall be filed not later than ten days after such disqualification occurs.



(b) **Notification by Member to the Exchange and Associated Person of Termination; Amendment to Notification.** (1) Following the termination of the association with an Exchange Member of a person who is registered with it, such Exchange Member shall, not later than 30 days after such termination, give notice of the termination of such association to the Exchange via the CRD system using Form U5, and concurrently shall provide to the person whose association has been terminated a copy of said notice as filed with the Exchange. An Exchange Member that does not submit such notification and provide a copy to the person whose association has been terminated, within the time period prescribed, shall be assessed any late filing fee that is specified by Exchange Rules. Termination of registration of such person associated with an Exchange Member shall not take effect so long as any complaint or action under the Exchange Rules is pending against an Exchange Member and to which complaint or action such person associated with an Exchange Member is also a respondent, or so long as any complaint or action is pending against such person individually under the Exchange Rules. The Exchange, however, may in its discretion declare the termination effective at any time. (2) The Exchange Member shall notify the Exchange, via the CRD system, by means of an amendment to the notice filed pursuant to paragraph (1) in the event that the Exchange Member learns of facts or circumstances causing any information set forth in said notice to become inaccurate or incomplete. Such amendment shall be filed with the Exchange via the CRD system, and a copy provided to the person whose association with the Exchange Member has been terminated not later than 30 days after the Exchange Member learns of the facts or circumstances giving rise to the amendment.

(c) No Exchange Member shall permit any person associated with the Exchange Member to engage in the securities business unless the Exchange Member determines that such person satisfies the qualification requirements established by the Exchange Board and is not subject to statutory disqualification.

.13 **Temporary Extension of the Limited Period for Registered Persons to Function as Principals.** Any person who was designated to function as a principal under Interpretation and Policy .04 of this Rule prior to March 3, 2021 may continue to function as a principal without having successfully passed an appropriate qualification examination until June 30, 2021.

[Adopted: January 9, 2020 (SR-PEARL-2020-01); amended December 28, 2020 (SR-PEARL-2020-36); amended April 21, 2021 (SR-PEARL-2021-18); amended June 28, 2022 (SR-PEARL-2022-25)]

Rule 3101. Registration Categories

(a) **Definitions.**

Actively Engaged in the Management of the Member's Securities Business

The term **"actively engaged in the management of the Member's securities business"** means the management of, and the implementation of corporate policies related to, such business. The term "actively engaged in the management of the Member's securities business" also includes managerial decision-making authority with respect to the Member's securities business and management-level responsibilities for supervising any aspect of such business, such as serving as a voting member of the Member's executive, management or operations committees.

Financial and Operations Principal

The term "**Financial and Operations Principal**" shall mean a person associated with a Member whose duties include (i) final approval and responsibility for the accuracy of financial reports submitted to any duly established securities industry regulatory body; (ii) final preparation of such reports; (iii) supervision of individuals who assist in the preparation of such reports; (iv) supervision of and responsibility for individuals who are involved in the actual maintenance of the Member's books and records from which such reports are derived; (v) supervision and/or performance of the Member's responsibilities under all financial responsibility rules promulgated pursuant to the provisions of the Act; (vi) overall supervision of and responsibility for the individuals who are involved in the



administration and maintenance of the Member's back office operations; and (vii) any other matter involving the financial and operational management of the Member.

Principal

The term "**principal**" means any person associated with a Member, including, but not limited to, sole proprietor, officer, partner, manager of office of supervisory jurisdiction, director or other person occupying a similar status or performing similar functions, who is actively engaged in the management of the Member's securities business, such as supervision, solicitation, conduct of business in securities or the training of persons associated with a Member for any of these functions. Such persons shall include, among other persons, a Member's chief executive officer and chief financial officer (or equivalent officers). The term "**principal**" also includes any other person associated with a Member who is performing functions or carrying out responsibilities that are required to be performed or carried out by a principal under Exchange rules.

Representative

The term "**representative**" means any person associated with a Member, including assistant officers other than principals, who is engaged in the Member's securities business, such as supervision, solicitation, conduct of business in securities or the training of persons associated with a Member for any of these functions.

(b) **Principal Registration Categories.**

(1) **General Securities Principal.**

(i) **Requirements.** Each principal as defined in paragraph (a) of this Rule shall be required to register with the Exchange as a General Securities Principal, subject to the following exceptions:

(A) if a principal's activities are limited to the functions of a Compliance Official, a Financial and Operations Principal, a Securities Trader Principal, a Securities Trader Compliance Officer, or a Registered Options Principal as specified in paragraph (b) of this Rule, then such person shall appropriately register in one or more of those categories;

(B) [Reserved.]

(C) if a principal's activities are limited solely to the functions of a General Securities Sales Supervisor as specified in paragraph (b)(9) of this Rule, then such person may appropriately register in that category in lieu of registering as a General Securities Principal, provided, however, that if such person is engaged in options sales activities, such person shall be required to register with the Exchange as a Registered Options Principal as specified in paragraph (b)(7) of this Rule or as a General Securities Sales Supervisor as specified in paragraph (b)(9) of this Rule; and

(D) [Reserved.]

(ii) **Qualifications.** All individuals registering as General Securities Principals after October 1, 2018 shall, prior to or concurrent with such registration, become registered pursuant to paragraph (b)(1) of this Rule as a General Securities Representative and pass the General Securities Principal qualification exam.

(2) **Compliance Official.**

(i) **Requirements.** Subject to the exception in paragraph (b)(2)(iii) of this Rule, each person designated as a Chief Compliance Officer on Schedule A of Form BD shall be required to register with the Exchange



as a General Securities Principal, provided that such person may instead register as a Compliance Official if his or her duties do not include supervision of trading.

(ii) **Qualifications.** All individuals registering as Compliance Official shall, prior to or concurrent with such registration, pass the Compliance Official qualification examination.

(iii) **Exception. Principals.** An individual designated as a Chief Compliance Officer on Schedule A of Form BD of a Member that is engaged in limited securities business may be registered in a principal category under Rule 3101(b) that corresponds to the limited scope of the Member's business.

(iv) **Exception. Securities Trader Compliance Officer.** An individual designated as a Chief Compliance Officer on Schedule A of Form BD may register and qualify as a Securities Trader Compliance Officer if, with respect to transactions in equity, preferred or convertible debt securities, or options such person is engaged in proprietary trading, the execution of transactions on an agency basis, or the direct supervision of such activities other than a person associated with a Member whose trading activities are conducted principally on behalf of an investment company that is registered with the SEC pursuant to the Investment Company Act and that controls, is controlled by, or is under common control with a Member. All individuals registering as Securities Trader Compliance Officers shall become registered pursuant to paragraph (c)(3) of this Rule as a Securities Trader and pass the Compliance Official qualification exam.

(3) **Financial and Operations Principal.**

(i) **Requirements.** Every Member of the Exchange that is operating pursuant to the provisions of SEC Rule 15c3-1(a)(1)(ii), (a)(2)(i) or (a)(8), shall designate at least one Financial and Operations Principal who shall be responsible for performing the duties described in paragraph (a) of this Rule. Each person associated with a Member who performs such duties shall be required to register as a Financial and Operations Principal with the Exchange. The requirements of paragraph (b)(3)(i) of this Rule shall not apply to a Member that is exempt from the requirement to designate a Financial and Operations Principal.

(ii) **Qualifications.** All individuals registering as a Financial and Operations Principal shall pass the Financial and Operations Principal qualification examination before such registration may become effective.

(iii) A person registered solely as a Financial and Operations Principal shall not be qualified to function in a principal capacity with responsibility over any area of business activity not described in paragraph (a) of this Rule for a Financial and Operations Principal.

(4) **Investment Banking Principal.** [Reserved.]

(5) **Research Principal.** [Reserved.]

(6) **Securities Trader Principal.**

(i) **Requirements.** Each principal as defined in paragraph (a) of this Rule who is responsible for supervising the securities trading activities specified in paragraph (c)(3) of this Rule shall be required to register with the Exchange as a Securities Trader Principal.

(ii) **Qualifications.** Each person seeking to register as a Securities Trader Principal shall, prior to or concurrent with such registration, become registered pursuant to paragraph (c)(3) of this Rule as a Securities Trader and pass the General Securities Principal qualification examination.



(7) **Registered Options Principal.**

(i) **Requirements.** Each Member that is engaged in transactions in options with the public shall have at least one Registered Options Principal. In addition, each principal as defined in paragraph (a) of this Rule who is responsible for supervising a Member's options sales practices with the public shall be required to register with the Exchange as a Registered Options Principal, subject to the following exception. If a principal's options activities are limited solely to those activities that may be supervised by a General Securities Sales Supervisor, then such person may register as a General Securities Sales Supervisor pursuant to paragraph (b)(9) of this Rule in lieu of registering as a Registered Options Principal.

(ii) **Qualifications.** Subject to the lapse of registration provisions in Rule 3100, Interpretation and Policy .08, each person registered as a Registered Options Principal on October 1, 2018 and each person who was registered as a Registered Options Principal within two years prior to October 1, 2018 shall be qualified to register as a Registered Options Principal without passing any additional qualification examinations. All other individuals registering as Registered Options Principals after October 1, 2018 shall, prior to or concurrent with such registration, become registered pursuant to paragraph (c)(1) of this Rule as a General Securities Representative and pass the Registered Options Principal qualification examination.

(8) **Government Securities Principal.** [Reserved.]

(9) **General Securities Sales Supervisor.**

(i) **Principals Engaged in Limited Activities.** Each principal as defined in paragraph (a) of this Rule may register with the Exchange as a General Securities Sales Supervisor if his or her supervisory responsibilities in the securities business of a Member are limited to the securities sales activities of the Member, including the approval of customer accounts, training of sales and sales supervisory personnel and the maintenance of records of original entry or ledger accounts of the Member required to be maintained in branch offices by Exchange Act record-keeping rules. A person registered solely as a General Securities Sales Supervisor shall not be qualified to perform any of the following activities: (i) supervision of market making commitments; (ii) supervision of the custody of broker-dealer or customer funds or securities for purposes of Exchange Act Rule 15c3-3; or (iii) supervision of overall compliance with financial responsibility rules for broker-dealers promulgated pursuant to the provisions of the Exchange Act.

(ii) **Qualifications.** Each person seeking to register as a General Securities Sales Supervisor shall, prior to or concurrent with such registration become registered pursuant to paragraph (c)(1) of this Rule as a General Securities Representative and pass the General Securities Sales Supervisor qualification examinations.

(10) **Investment Company and Variable Contracts Products Principal.** [Reserved.]

(11) **Direct Participation Programs Principal.** [Reserved.]

(12) **Private Securities Offerings Principal.** [Reserved.]

(13) **Supervisory Analyst.** [Reserved.]



(c) **Representative Registration Categories.**

(1) **General Securities Representative.**

(i) **Requirements.** Each representative as defined in paragraph (a) of this Rule shall be required to register with the Exchange as a General Securities Representative, subject to the following exception: if a representative's activities include the functions of a Securities Trader, as specified in this Rule, then such person shall appropriately register as a Securities Trader.

(ii) **Qualifications.** Subject to the lapse of registration provisions in Rule 3100, Interpretation and Policy .08, each person registered as a General Securities Representative on October 1, 2018 and each person who was registered as a General Securities Representative within two years prior to October 1, 2018 shall be qualified to register as a General Securities Representative without passing any additional qualification examinations. All other individuals registering as General Securities Representatives after October 1, 2018 shall, prior to or concurrent with such registration, pass the SIE and the General Securities Representative qualification examination.

(2) **Operations Professional**. [Reserved.]

(3) **Securities Trader.**

(i) **Requirements.** Each representative as defined in paragraph (a) of this Rule shall be required to register with the Exchange as a Securities Trader if, with respect to transactions in equity, preferred or convertible debt securities, or options such person is engaged in proprietary trading, the execution of transactions on an agency basis, or the direct supervision of such activities other than a person associated with a Member whose trading activities are conducted principally on behalf of an investment company that is registered with the Commission pursuant to the Investment Company Act of 1940 and that controls, is controlled by, or is under common control with a Member. In addition, each person associated with a Member who is: (i) primarily responsible for the design, development or significant modification of an algorithmic trading strategy relating to equity, preferred or convertible debt securities or options; or (ii) responsible for the day-to-day supervision or direction of such activities shall be required to register with the Exchange as a Securities Trader. For purposes of paragraph (c)(3) of this Rule, an "algorithmic trading strategy" is an automated system that generates or routes orders (or order-related messages) but shall not include an automated system that solely routes orders received in their entirety to a market center.

(ii) **Qualifications.** Subject to the lapse of registration provisions in Rule 3100, Interpretation and Policy .08, each person registered as a Securities Trader on October 1, 2018 and each person who was registered as a Securities Trader within two years prior to October 1, 2018 shall be qualified to register as a Securities Trader without passing any additional qualification examinations. All other individuals registering as Securities Traders after October 1, 2018 shall, prior to or concurrent with such registration, pass the SIE and the Securities Trader qualification examination.

(4) **Investment Banking Representative.** [Reserved.]

(5) **Research Analyst.** [Reserved.]

(6) **Investment Company and Variable Products Representative.** [Reserved.]

(7) **Direct Participation Programs Representative.** [Reserved.]

(8) **Private Securities Offerings Representative.** [Reserved.]



Interpretations and Policies:

.01 **Foreign Registrations.** Persons who are in good standing as a representative with the Financial Conduct Authority in the United Kingdom or with a Canadian stock exchange or securities regulator shall be exempt from the requirement to pass the SIE.

.02 **Additional Qualification Requirements for Persons Engaged in Security Futures Activities.** Each person who is registered with the Exchange as a General Securities Representative, Registered Options Principal or General Securities Sales Supervisor shall be eligible to engage in security futures activities as a representative or principal, as applicable, provided that such individual completes a Firm Element program as set forth in Rule 3103 that addresses security futures products before such person engages in security futures activities.

.03 **Members With One Registered Options Principal.** A Member that has one Registered Options Principal shall promptly notify the Exchange in the event such person is terminated, resigns, becomes incapacitated or is otherwise unable to perform the duties of a Registered Options Principal. Following receipt of such notification, the Exchange shall require the Member to agree, in writing, to refrain from engaging in any options-related activities that would necessitate the prior or subsequent approval of a Registered Options Principal until such time as a new Registered Options Principal has been qualified. Members failing to qualify a new Registered Options Principal within two weeks following the loss of their sole Registered Options Principal, or by the earliest available date for administration of the Registered Options Principal examination, whichever is longer, shall be required to cease doing an options business; provided, however, they may effect closing transactions in options to reduce or eliminate existing open options positions in their own account as well as the accounts of their customers.

.04 **Scope of General Securities Sales Supervisor Registration Category.** The General Securities Sales Supervisor category is an alternate category of registration designed to lessen the qualification burdens on principals of general securities firms who supervise sales. Without this category of limited registration, such principals would be required to separately qualify pursuant to the rules of multiple exchanges. While persons may continue to separately qualify with all relevant self-regulatory organizations, the General Securities Sales Supervisor examinations permit qualification as a supervisor of sales of all securities through one registration category. Persons registered as General Securities Sales Supervisors may also qualify in any other category of principal registration. Persons who are already qualified in one or more categories of principal registration may supervise sales activities of all securities by also qualifying as General Securities Sales Supervisors. Any person required to be registered as a principal who supervises sales activities in corporate, municipal and option securities, investment company products, variable contracts, direct participation program securities and security futures may be registered solely as a General Securities Sales Supervisor. In addition to branch office managers, other persons such as regional and national sales managers may also be registered solely as General Securities Sales Supervisors as long as they supervise only sales activities.

.05 **Scope of Operations Professional Requirement.** [Reserved.]

.06 **Eliminated Registration Categories.** Subject to the lapse of registration provisions in Rule 3100, Interpretation and Policy .08, each person who is registered with the Exchange in any capacity recognized by the Exchange immediately prior to October 1, 2018, and each person who was registered with the Exchange in such categories within two years prior to October 1, 2018, shall be eligible to maintain such registrations with the Exchange. However, if persons registered in such categories subsequently terminate such registration(s) with the Exchange and the registration remains terminated for two or more years, they shall not be eligible to re-register in such categories.



.07 **Summary of Qualification Requirements.** The following sets forth the qualification requirements for each of the required registration categories described in Rule 3101:

Category of Registration	Qualification Beginning October 1, 2018
General Securities Principal (GP) *	Registration and qualification as a General Securities Representative and pass the General Securities Principal qualification examination (Series 24)
Compliance Official (CO) *	Pass the Compliance Official Exam (Series 14)
Financial/Operations Principal (FN) *	Pass the Financial and Operations Principal qualification examination (Series 27)
Securities Trader Principal (TP) *	Registration and qualification as a Securities Trader and pass the General Securities Principal qualification examination (Series 24)
Registered Options Principal (OP) *	Registration and qualification as a General Securities Representative and pass the Registered Options Principal qualification examination (Series 4)
General Securities Sales Supervisor (SU)	Registration and qualification as a General Securities Representative and pass the General Securities Sales Supervisor qualification examinations (Series 9 and Series 10)
General Securities Representative (GS)	Pass the SIE and the General Securities Representative qualification examination (Series 7)
Securities Trader (TD)	Pass the SIE and the Securities Trader qualification examination (Series 57)
Securities Trader Compliance Officer (CT)	Registration and qualification as a Securities Trader and pass the Compliance Official qualification exam (Series 14)

* A Member may designate a person registered with the Member as a representative to function as a principal for a period of 120 calendar days prior to passing an appropriate principal qualification examination subject to the conditions of Rule 3100, Interpretation and Policy .04.

[Adopted: January 9, 2020 (SR-PEARL-2020-01)]

Rule 3102. Associated Persons Exempt from Registration

The following persons associated with a Member are not required to be registered with the Exchange:

(a) Persons associated with a Member whose functions are solely and exclusively clerical or ministerial;

(b) Persons associated with a Member whose functions are related solely and exclusively to:

(1) effecting transactions on the floor of another national securities exchange and who are appropriately registered with such exchange;

(2) transactions in municipal securities;

(3) transactions in commodities;



(4) transactions in security futures, provided that any such person is registered with FINRA or a registered futures association;

(5) transactions in variable contracts and insurance premium funding programs and other contracts issued by an insurance company;

(6) transactions in direct participation programs;

(7) [Reserved;]

(8) transactions in government securities; or

(9) effecting sales as part of a primary offering of securities not involving a public offering pursuant to Section 3(b), 4(2), or 4(6) of the Securities Act of 1933 and the rules and regulations thereunder; or

(c) Persons associated with a Member that are not citizens, nationals, or residents of the United States or any of its territories or possessions and that will conduct all of their securities activities in areas outside the jurisdiction of the United States and will not engage in any securities activities with or for any citizen, national or resident of the United States.

Interpretations and Policies:

.01 **Registration Requirements for Associated Persons Who Accept Customer Orders**. The function of accepting customer orders is not considered a clerical or ministerial function. Each person associated with a Member who accepts customer orders under any circumstances shall be registered in an appropriate registration category pursuant to Rule 3101. An associated person shall not be considered to be accepting a customer order where occasionally, when an appropriately registered person is unavailable, the associated person transcribes the order details submitted by a customer and the registered person contacts the customer to confirm the order details before entering the order.

[Adopted: January 9, 2020 (SR-PEARL-2020-01)]

Rule 3103. Continuing Education

This Rule prescribes requirements regarding the continuing education of registered persons. The requirements shall consist of a Regulatory Element and a Firm Element as set forth below. This Rule also sets forth continuing education programs through which specified persons may maintain their qualification in a representative or principals registration category following the termination of that registration category.

(a) **Regulatory Element.**

(1) **Requirements**. All covered persons shall comply with the requirement to complete the Regulatory Element. Each covered person registered with the Exchange in a representative or principal registration category immediately preceding January 1, 2023 shall complete the Regulatory Element for the registration category annually by December 31 of 2023 and by December 31 of every year thereafter in which the person remains registered, or as otherwise prescribed by the Exchange. Each covered person registering with the Exchange in a representative or principal registration category for the first time on or after January 1, 2023 shall complete the Regulatory Element for the registration category annually by December 31 of the subsequent calendar year following the calendar year in which the person becomes registered and by December 31 of every year thereafter in which the person remains



registered, or as otherwise prescribed by the Exchange. Nothing in this paragraph (a)(1) shall prohibit a member from requiring its covered persons to complete their Regulatory Element for their registration categories at any time during the calendar year. The content of the Regulatory Element shall be appropriate to each representative or principal registration category. A covered person shall complete Regulatory Element content for each registration category that he or she holds. The content of the Regulatory Element for a covered person designated as eligible for a waiver pursuant to Rule 3100, Interpretation and Policy .09, shall be determined based on the person's most recent registration(s), and the Regulatory Element shall be completed based on the same annual cycle had the person remained registered.

(2) **Failure to Complete**. Unless otherwise determined by the Exchange, as provided in this paragraph (a)(2), any covered person, other than a covered person designated as eligible for a waiver pursuant to Rule 3100, Interpretation and Policy .09, who has not completed the Regulatory Element within the prescribed calendar year in which the Regulatory Element is due will have his or her registration(s) deemed inactive until such time as he or she completes all required Regulatory Element, including any Regulatory Element that becomes due while his or her registration(s) is deemed inactive. Any covered person, other than a covered person designated as eligible for a waiver pursuant to Rule 3100, Interpretation and Policy .09, whose registration(s) has been deemed inactive under this paragraph (a)(2) shall cease all activities as a registered person and is prohibited from performing any duties and functioning in any capacity requiring registration. Further, such covered person may not accept or solicit business or receive any compensation for the purchase or sale of securities. However, such covered person may receive trail or residual commissions resulting from transactions completed before the inactive status, unless the Member with which such covered person is associated has a policy prohibiting such trail or residual commissions. A registration that remains inactive for a period of two consecutive years will be administratively terminated by the Exchange. A person whose registration(s) is so terminated or who otherwise fails to complete required Regulatory Element for two consecutive years may reactivate the registration(s) only by reapplying for registration and meeting the qualification requirements of the applicable provisions of Rules 3100 and 3101. The two-year period under this paragraph (a)(2) is calculated from the date a person's registration(s) is deemed inactive. If a covered person designated as eligible for a waiver pursuant to Rule 3100, Interpretation and Policy .09, fails to complete the Regulatory Element within the prescribed time frames, the person shall no longer be eligible for such a waiver. The Exchange may, upon written application, with supporting documentation, and a showing of good cause, allow for additional time for a covered person to satisfy the Regulatory Element requirements.

(3) **Disciplinary Actions**. A covered person, other than a covered person designated as eligible for a waiver pursuant to Interpretation and Policy .09, may be required to complete assigned continuing education as prescribed by the Exchange in the event such person:

(i) is subject to any statutory disqualification as defined in Section 3(a)(39) of the Exchange Act;

(ii) is subject to suspension or to the imposition of a fine of $5,000 or more for violation of any provision of any securities law or regulation, or any agreement with or rule or standard of conduct of any securities governmental agency, securities self-regulatory organization, or as imposed by any such regulatory or self-regulatory organization in connection with a disciplinary proceeding; or

(iii) is ordered as a sanction in a disciplinary action to complete continuing education by any securities governmental agency or self-regulatory organization.

Such covered person must complete any continuing education required under this paragraph (a)(3) within 120 days of the covered person becoming subject to the statutory disqualification, in the case of (i) above, or the disciplinary action becoming final, in the case of (ii) and (iii) above.



(4) **Reregistration.** Any covered person who reregisters with the Exchange in a representative or principal registration category shall complete the Regulatory Element content for the registration category annually by December 31 of the subsequent calendar year following the calendar year in which the person becomes reregistered and by December 31 of every year thereafter in which the person remains registered, or as otherwise prescribed by the Exchange, provided that he or she has already completed Regulatory Element content for that registration category for the calendar year in which he or she is reregistering, he or she is reregistering by having passed an examination for that registration category or he or she is reregistering by having obtained an unconditional examination waiver for that registration category.

Any covered person who is reregistering with the Exchange in a representative or principal registration category without having completed any Regulatory Element content for that registration category for the calendar year in which he or she is reregistering or without having passed an examination for that registration category or without having obtained an unconditional examination waiver for that registration category shall complete the Regulatory Element content for that registration category annually by December 31 of the calendar year in which he or she reregisters and by December 31 of every year thereafter in which he or she remains registered, or as otherwise prescribed by the Exchange.

If a covered person has not completed any Regulatory Element content for a registration category in the calendar year(s) prior to reregistering, the Exchange would not approve a registration request for that category until he or she completes that Regulatory Element content or he or she passes an examination for that registration category or he or she obtains an unconditional examination waiver for that registration category, whichever is applicable.

Nothing in this paragraph (a)(4) shall prohibit a Member from requiring covered persons, other than a covered person designated as eligible for a waiver pursuant to Rule 3100, Interpretation and Policy .09, to complete their Regulatory Element for their registration categories at any time during the calendar year.

(5) **Definition of Covered Person**. For purposes of this Rule, the term "covered person" means any person registered, or registering, with the Exchange as a representative or principal as specified in Rule 3101, including any person who is permissively registered as such pursuant to Rule 3100, Interpretation and Policy .02, and any person who is designated as eligible for a waiver pursuant to Rule 3100, Interpretation and Policy .09.

(6) **Delivery of the Regulatory Element**. The Regulatory Element shall be administered through Web-based delivery or such other technological manner and format as specified by the Exchange.

(7) **Regulatory Element Contact Person**. Each Member shall designate and identify (by name and e-mail address) an individual or individuals responsible for receiving e-mail notifications regarding a covered person's completion of his or her Regulatory Element. Each Member shall identify, review, and, if necessary, update the information regarding its Regulatory Element contact person(s) in the manner prescribed by Exchange Rules.

(b) **Firm Element.**

(1) **Persons Subject to the Firm Element**. The requirements of this paragraph (b) shall apply to any person registered with a Member, including any person who is permissively registered as a representative or principal pursuant to Rule 3100, Interpretation and Policy .02.

(2) **Standards for the Firm Element**.

(i) Each Member must maintain a continuing and current education program for its registered persons to enhance their securities knowledge, skill, and professionalism. At a minimum, each Member shall at least



annually evaluate and prioritize its training needs and develop a written training plan. The plan must take into consideration the Member's size, organizational structure, and scope of business activities, as well as regulatory developments and the performance of registered persons in the Regulatory Element. If a Member's analysis establishes the need for supervisory training for persons with supervisory responsibilities, such training must be included in the Member's training plan.

(ii) **Minimum Standards for Training Programs**. Programs used to implement a Member's training plan must be appropriate for the business of the Member and, at a minimum must cover training topics related to the role, activities or responsibilities of the registered person and to professional responsibility.

(iii) **Administration of Continuing Education Program**. A Member must administer its continuing education programs under this paragraph (b) in accordance with its annual evaluation and written plan and must maintain records documenting the content of the programs and completion of the programs by registered persons.

(iv) **Participation in Other Required Training**. A Member may consider a registered person's participation in the Member's anti-money laundering compliance training under Rule 315(e) and a registered person's participation in the Member's annual compliance training toward satisfying the registered person's continuing education requirement under this paragraph (b).

(3) **Participation in the Firm Element**. Registered persons of a Member must take all appropriate and reasonable steps to participate in continuing education programs under this paragraph (b) as required by the Member.

(4) **Specific Training Requirements**. The Exchange may require a Member, individually or as part of a larger group, to provide specific training to its registered persons in such areas as the Exchange deems appropriate. Such a requirement may stipulate the class of registered persons for which it is applicable, the time period in which the requirement must be satisfied and, where appropriate, the actual training content.

(c) **Continuing Education Program for Persons Maintaining Their Qualification Following the Termination of a Registration Category**.

A person who terminates any of his or her representative or principal registration categories with the Exchange may maintain his or her qualification for any of the terminated registration categories for a period of five years following the termination of the registration category, subject to the following conditions:

(1) The person was registered in the registration category for at least one year immediately preceding the termination of the registration category and the person was not subject to a statutory disqualification as defined in Section 3(a)(39) of the Exchange Act during this registration period;

(2) The person elects to participate in the continuing education program under this paragraph (c) at the time of his or her Form U5 submission or at a later date within two years from the termination of his or her registration category, provided that if the person commences at the later date the person completes within two years from the termination of his or her registration category any continuing education that was due under the program between the time of his or her Form U5 submission and the later date he or she commences participating in the program;

(3) The person completes annually by December 31 of the calendar year in a manner specified by the Exchange all prescribed continuing education during his or her participation in the program under this paragraph (c), provided that the Exchange may, upon written application by the person, with supporting documentation, and a showing of good cause, allow for additional time for the person to complete the prescribed continuing education;



(4) The person does not have a continuing education deficiency with respect to his or her Regulatory Element for two consecutive years as provided in paragraph (a)(2) of this Rule;

(5) The person does not become subject to a continuing education deficiency with respect to his or her Regulatory Element for two consecutive years as provided in paragraph (a)(2) of this Rule while participating in the program under this paragraph (c); and

(6) The person does not become subject to a statutory disqualification as defined in Section 3(a)(39) of the Exchange Act following the termination of his or her registration category or while participating in the program under this paragraph (c).

Interpretations and Policies:

.01 **Eligibility of Other Persons to Participate in the Continuing Education Program Specified in Paragraph (c) of this Rule**. A person registered in a representative or principal registration category with the Exchange within two years immediately preceding July 1, 2022 shall be eligible to participate in the continuing education program under paragraph (c) of this Rule, provided that he or she satisfies the conditions set forth in paragraphs (c)(1) and (c)(3) through (c)(6) of this Rule. In addition, a person participating in the Financial Services Affiliate Waiver Program under Rule 3100, Interpretation and Policy .09 immediately preceding July 1, 2022 shall be eligible to participate in the continuing education program under paragraph (c) of this Rule, provided that he or she satisfies the conditions set forth in paragraphs (c)(3), (c)(5) and (c)(6) of this Rule. Persons eligible under this Interpretation and Policy .01 shall make their election to participate in the continuing education program under paragraph (c) of this Rule either (1) by July 1, 2022; or (2) between September 18, 2023, and December 31, 2023. If such persons elect to participate in the continuing education program, their participation period shall also be for a period of five years following the termination of their registration categories, as with other participants under paragraph (c) of this Rule. Individuals enrolled in the continuing education program under this Interpretation and Policy .01 in both 2022 and 2023 who did not complete their prescribed 2022 and 2023 continuing education content as of March 31, 2024, shall be able to complete such content between June 28, 2024, and July 1, 2024, to be eligible to continue their participation in the continuing education program. In addition, any such individuals who will have completed their prescribed 2022 and 2023 continuing education content between March 31, 2024, and June 28, 2024, shall be deemed to have completed such content by July 1, 2024, for purposes of this Interpretation and Policy .01.

.02 **Re-Eligibility to Participate in the Continuing Education Program Specified in Paragraph (c) of this Rule**. A person who previously participated in the continuing education program under paragraph (c) of this Rule may become re-eligible to participate in the program if he or she reregisters with a Member firm and subsequently satisfies the conditions set forth in paragraphs (c)(1) and (c)(4) of this Rule. In such an event, the person may elect to again participate in the program subject to satisfying the remaining conditions set forth in paragraph (c) of this Rule.

[Adopted: January 9, 2020 (SR-PEARL-2020-01); amended June 28, 2022 (SR-PEARL-2022-25); amended September 18, 2023 (SR-PEARL-2023-49); amended June 28, 2024 (SR-PEARL-2024-27)]

Rule 3104. Electronic Filing Requirements for Uniform Forms

(a) **Filing Requirement.** All forms required to be filed under the Exchange's registration rules including the Rule 3100 Series shall be filed through an electronic process or such other process as the Exchange may prescribe to the Central Registration Depository.



(b) **Supervisory Requirements.**

(1) In order to comply with the supervisory procedures requirements in the Exchange's rules, each Member shall identify a Registered Principal(s) or corporate officer(s) who has a position of authority over registration functions, to be responsible for supervising the electronic filing of appropriate forms pursuant to this Rule.

(2) The Registered Principal(s) or corporate officer(s) who has or have the responsibility to review and approve the forms filed pursuant to this Rule shall be required to acknowledge, electronically, that he or she is filing this information on behalf of the Member and the Member's associated persons.

(c) **Form U4 Filing Requirements.**

(1) Except as provided in paragraphs (c)(2) and (c)(3) below, every initial and transfer electronic Form U4 filing and any amendments to the disclosure information on Form U4 shall be based on a signed Form U4 provided to the Member or applicant for membership by the person on whose behalf the Form U4 is being filed. As part of the Member's recordkeeping requirements, it shall retain the person's signed Form U4 or amendments to the disclosure information on Form U4 in accordance with Exchange Act Rule 17a-4(e)(1) and make them available promptly upon regulatory request. An applicant for membership also shall retain in accordance with Exchange Act Rule 17a-4(e)(1) every signed Form U4 it receives during the application process and make them available promptly upon regulatory request.

(2) A Member may file electronically amendments to the disclosure information on Form U4 without obtaining the subject associated person's signature on the form, provided that the Member shall use reasonable efforts to:

(i) provide the associated person with a copy of the amended disclosure information prior to filing; and

(ii) obtain the associated person's written acknowledgment (which may be electronic) prior to filing that the information has been received and reviewed. As part of the Member's recordkeeping requirements, the Member shall retain this acknowledgment in accordance with Exchange Act Rule 17a-4(e)(1) and make it available promptly upon regulatory request.

(3) In the event a Member is not able to obtain an associated person's signature or written acknowledgement of amended disclosure information on Form U4 prior to filing of such information pursuant to paragraph (c)(1) or (2), the Member is obligated to file the disclosure information as to which it has knowledge in accordance with Exchange Rule 3101. The Member shall use reasonable efforts to provide the associated person with a copy of the amended disclosure information that was filed.

(4) A Member may file electronically amendments to administrative data on Form U4 without obtaining the subject associated person's signature on the form. The Member shall use reasonable efforts to provide the associated person with a copy of the amended administrative information that was filed.

(d) **Fingerprint Information.** Upon filing an electronic Form U4 on behalf of a person applying for registration, a Member shall promptly submit fingerprint information for that person. The Exchange may make a registration effective pending receipt of the fingerprint information. If a Member fails to submit the fingerprint information within 30 days after filing of an electronic Form U4, the person's registration shall be deemed inactive. In such case, the person must immediately cease all activities requiring registration and is prohibited from performing any duties and functioning in any capacity requiring registration. The Exchange shall administratively terminate a registration that is inactive for a period of two years. A person whose registration is administratively terminated may reactivate the registration only



by reapplying for registration and meeting the qualification requirements of the applicable provisions of Exchange Rule 3101. Upon application and a showing of good cause, the Exchange may extend the 30-day period.

(e) **Form U5 Filing Requirements.** Initial filings and amendments of Form U5 shall be submitted electronically. As part of the Member's recordkeeping requirements, it shall retain such records for a period of not less than three years, the first two years in an easily accessible place, in accordance with Exchange Act Rule 17a-4, and make such records available promptly upon regulatory request.

Interpretations and Policies:

.01 **Delegation of Filing Functions.** The designated registered principal(s) or corporate officer(s) required by paragraph (b)(1) to supervise the Member's electronic filings may delegate to an associated person (who need not be registered) the electronic filing of the Member's appropriate forms via Web CRD. The registered principal(s) or corporate officer(s) responsible for supervising the Member's electronic filings may also delegate to the associated person making the electronic filings the requirement in paragraph (b)(2) to acknowledge, electronically, that he is making the filing on behalf of the Member and the Member's associated persons. However, the registered principal(s) or corporate officer(s) may not delegate any of the supervision, review, and approval responsibilities mandated in paragraphs (b)(1) and (2) and shall take reasonable and appropriate action to ensure that all delegated electronic filing functions are properly executed and supervised.

.02 **Third Party Agreements.** A Member may enter into an agreement with a third party pursuant to which the third party agrees to file the required forms electronically on behalf of the Member and the Member's associated persons. Notwithstanding the existence of such an agreement, the Member remains responsible for complying with the requirements of this Rule.

.03 **Filing of Amendments Involving Disclosure Information.** In the event a Member is not able to obtain an associated person's signature or written acknowledgement of amended disclosure information on that person's Form U4 prior to filing of such amendment reflecting the information pursuant to paragraph (c)(3) (examples of reasons why a Member may not be able to obtain the signature or written acknowledgement may include, but are not limited to, the associated person refuses to acknowledge such information, is on active military service or otherwise is unavailable during the period provided for filing of such amendments under Exchange Rule 3101), the Member shall enter "Representative Refused to Sign/Acknowledge" or "Representative Not Available" or a substantially similar entry in the electronic Form U4 field for the associated person's signature.

.04 **Filing of Amendments Involving Administrative Information.** For purposes of paragraph (c)(4) of the Rule, administrative data includes such items as the addition of state or self-regulatory organization registrations, exam scheduling, and updates to residential, business and personal history.

[Adopted: January 9, 2020 (SR-PEARL-2020-01); amended June 28, 2022 (SR-PEARL-2022-25)]



miaxglobal.com

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF MIAMI INTERNATIONAL HOLDINGS, INC.

MIAMI INTERNATIONAL HOLDINGS, INC., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), in accordance with the provisions of Section 245 of the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on November 14, 2007.

2. An Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on January 22, 2008.

3. An Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on May 15, 2008.

4. A Certificate of Designation for the Series B Preferred Stock of the Corporation was filed with the Secretary of State of the State of Delaware on May 30, 2008.

5. A Certificate of Designation for the Series A Preferred Stock of the Corporation was filed with the Secretary of State of the State of Delaware on June 4, 2008.

6. A Certificate of Increase of Shares Designated as Series B Preferred Stock of the Corporation was filed with the Secretary of State of the State of Delaware on November 1, 2010.

7. A Certificate of Elimination for the Series A Preferred Stock of the Corporation was filed with the Secretary of State of the State of Delaware on November 1, 2010.

8. A Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on November 9, 2010.

9. An Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on August 31, 2012.

10. This Amended and Restated Certificate of Incorporation of the Corporation amends and restates the Restated Certificate of Incorporation of the Corporation as set forth in Exhibit A attached hereto. This Amended and Restated Certificate of Incorporation of the Corporation was duly adopted in accordance with Section 242 and 245 of the General Corporation Law of the State of Delaware.

11. The text of this Amended and Restated Certificate of Incorporation of the Corporation is set forth in Exhibit A attached hereto and made a part hereof.

IN WITNESS WHEREOF, Miami International Holdings, Inc. has caused this Amended and Restated Certificate of Incorporation to be executed by its duly authorized officer on this 15th day of October, 2015.

MIAMI INTERNATIONAL HOLDINGS, INC.

By: /s/ Barbara J. Comly
Barbara J. Comly
EVP, General Counsel and Corporate Secretary

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:00 AM 10/16/2015
FILED 10:00 AM 10/16/2015
SR 20150535314 - File Number 4457259

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF MIAMI INTERNATIONAL HOLDINGS, INC.

FIRST: The name of the Corporation is Miami International Holdings, Inc. (hereinafter the "Corporation").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at that address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the "GCL").

FOURTH: A. The total number of shares of stock which the Corporation shall have authority to issue is 625,000,000 shares which are to be divided as follows:

(i) 400,000,000 shares of voting common stock, par value $.001 per share designated as “Common Stock”;

(ii) 200,000,000 shares of nonvoting common stock, par value $.001 per share designated as “Nonvoting Common Stock”; and

(iii) 25,000,000 shares of preferred stock, par value $.001 per share designated as “Preferred Stock”.

Except as set forth in this Article Fourth, the Common Stock and the Nonvoting Common Stock (together herein, the “Common Shares”) shall have the same rights and privileges and shall rank equally, share ratably and be identical in all respects as to all corporate matters.

(a) **Voting**. Except as may be provided in this Amended and Restated Certificate of Incorporation or as required by law, the Common Stock shall have voting rights in the election of directors and on all other matters presented to stockholders, with each holder of Common Stock being entitled to one vote for each share of Common Stock held of record by such holder on such matters. The Nonvoting Common Stock shall have no voting rights other than such rights as may be required by the first sentence of Section 242(b)(2) of the GCL or any similar provision hereafter enacted; provided, that an amendment of this Amended and Restated Certificate of Incorporation to increase or decrease the number of authorized shares of Nonvoting Common Stock (but not below the number of shares thereof then outstanding) may be adopted by resolution adopted by the Board of Directors of the Corporation and approved by the affirmative vote of the holders of a majority of the voting power of all outstanding shares of Common Stock of the Corporation and all other outstanding shares of stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the GCL or any similar provision hereafter enacted, with such outstanding shares of Common Stock and other stock considered for this purpose as a single class, and no vote of the holders of any shares of Nonvoting Common Stock, voting separately as a class, shall be required therefor.

(b) **Dividends**. Subject to the rights of the holders of any series of Preferred Stock, holders of Common Stock and holders of Nonvoting Common Stock shall be entitled to receive such dividends and distributions (whether payable in cash or otherwise) as may be declared on the Common Shares by the Board of Directors of the Corporation from time to time out of assets or funds of the Corporation legally available therefore; provided, that the Board of Directors of the Corporation shall declare no dividend, and no dividend shall be paid, with respect to any outstanding share of Common Stock or Nonvoting Common Stock, whether in cash or otherwise (including any dividend in shares of Common Stock on or with respect to shares of Common Stock or any dividend in shares of Nonvoting Common Stock on or with respect to shares of Nonvoting Common Stock (collectively, "Stock Dividends")), unless, simultaneously, the same dividend is declared or paid with respect to each share of Common Stock and Nonvoting Common Stock. The declaration of Stock Dividends shall be subject to the provisions set forth in Article Ninth below and if the Corporation declares any Stock Dividends and such declaration would violate the provisions of Article Ninth with respect to any stockholder, then the Corporation shall only issue to such stockholder a certificate or certificates for the maximum amount of Stock Dividends that may be issued that would not violate the provisions of Article Ninth. The Corporation shall issue any Stock Dividends in full to any stockholder where such declaration would not violate the provisions of Article Ninth. If a Stock Dividend is declared or paid with respect to one class, then a Stock Dividend shall likewise be declared or paid with respect to the other class and shall consist of shares of such other class in a number that bears the same relationship to the total number of shares of such other class, issued and outstanding immediately prior to the payment of such dividend, as the number of shares comprising the Stock Dividend with respect to the first-referenced class bears to the total number of shares of such first-referenced class, issued and outstanding immediately prior to the payment of such dividend. Stock Dividends with respect to Common Stock may be paid only with shares of Common Stock. Stock Dividends with respect to Nonvoting Common Stock may be paid only with shares of Nonvoting Common Stock. Notwithstanding the foregoing, in the case of any dividend in the form of capital stock of a subsidiary of the Corporation, the capital stock of the subsidiary distributed to holders of Common Stock shall be identical to the capital stock of the subsidiary distributed to holders of Nonvoting Common Stock, except that the capital stock distributed to holders of Common Stock may have full or any other voting rights and the capital stock distributed to holders of Nonvoting Common Stock shall be non-voting to the same extent as the Nonvoting Common Stock is non-voting.

(c) **Subdivisions, Combinations and Mergers**. If the Corporation shall in any manner split, subdivide or combine the outstanding shares of Common Stock or the outstanding shares of Nonvoting Common Stock, the outstanding shares of the other such class of the Common Shares shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share. In the event of any merger, statutory share exchange, consolidation or similar form of corporate transaction involving the Corporation (whether or not the Corporation is the surviving entity), the holders of Common Stock and the holders of Nonvoting Common Stock shall be entitled to receive the same per share consideration, if any, except that any securities received by holders of Common Stock in consideration of such stock may have full or any other voting rights and any securities received by holders of Nonvoting Common Stock in consideration of such stock shall be non-voting to the same extent as the Nonvoting Common Stock is non-voting.

(d) **Rights on Liquidation**. Subject to the rights of the holders of any series of Preferred Stock, in the event of any liquidation, dissolution or winding-up of the Corporation (whether voluntary or involuntary), the assets of the Corporation available for distribution to stockholders shall be distributed in equal amounts per share to the holders of Common Stock and the holders of Nonvoting Common Stock, as if such classes constituted a single class. For purposes of this subsection (d), a merger, statutory share exchange, consolidation or similar corporate transaction involving the Corporation (whether or not the Corporation is the surviving entity), or the sale, transfer or lease by the Corporation of all or substantially all its assets, shall not constitute or be deemed a liquidation, dissolution or winding-up of the Corporation.

(e) **Conversion of Nonvoting Common Stock**.

(i) **Optional Conversion**. Subject to the provisions set forth in Article Ninth below, each one share of the Nonvoting Common Stock will be convertible at the option of the holder thereof into one fully paid and non-assessable share of Common Stock, subject to adjustment as provided in this Article Fourth. If any stockholder purports to convert any shares of Nonvoting Common Stock that would violate the provisions of Article Ninth, then the Corporation shall only issue to such stockholder a certificate or certificates for the maximum number of shares of Common Stock that may be issued that would not violate the provisions of Article Ninth.

(ii) **Mechanics of Optional Conversion**. The holder of any certificate for Nonvoting Common Stock shall be entitled to request conversion of all or part of its Nonvoting Common Stock at any time by delivering a written notice to the attention of the Secretary or Treasurer of the Corporation at the Corporation's principal place of business of its desire to convert its Nonvoting Common Stock and receive a replacement certificate or certificates therefor, specifying the number of shares of Nonvoting Common Stock to be so converted and the holder's calculation of the Nonvoting Conversion Rate. In the event of any disagreement between the Corporation and the holder as to the correct Nonvoting Conversion Rate, the Nonvoting Conversion Rate will be finally determined by an investment banking or brokerage firm with no material prior or current relationship with the Corporation or any of its subsidiaries selected by the Board in good faith, the fees and expenses of which will be paid by the Corporation. The Corporation will, promptly upon receipt of all certificates representing Nonvoting Common Stock of such holder that are to be converted, issue a certificate or certificates registering the appropriate number of shares of Common Stock to such holder. Upon optional conversion as set forth in Subsection (e)(i), the shares of Nonvoting Common Stock so converted shall be eliminated, and thereafter such shares of Nonvoting Common Stock shall become and be known as shares of "Common Stock" without further action on the part of the holder thereof. "Nonvoting Conversion Rate" means the number of shares of Common Stock into which each share of Nonvoting Common Stock may be converted.

(iii) **Reservation of Stock Issuable Upon Conversion**. The Corporation will at all times reserve and keep available out of its authorized but unissued shares of

Common Stock solely for the purpose of effecting the conversion of the shares of the Nonvoting Common Stock, such number of its shares of Common Stock as will from time to time be sufficient to effect the conversion of all then-outstanding shares of the Nonvoting Common Stock; and if at any time the number of authorized but unissued shares of Common Stock will not be sufficient to effect the conversion of all then-outstanding shares of the Nonvoting Common Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as will be sufficient for such purpose.

B. The Board of Directors of the Corporation is authorized, subject to limitations prescribed by law and the provisions of this Article Fourth, to provide for the issuance from time to time in one or more series of any number of the shares of Preferred Stock, and, by filing a certificate pursuant to the GCL, to establish the number of shares to be included in each such series, and to fix the designation, relative rights, preferences, qualifications and limitations of the shares of each such series.

The authority of the Board of Directors with respect to each such series shall include, but not be limited to, determination of the following:

(a) The number of shares constituting that series and distinctive designation of that series;

(b) The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and whether they shall be payable in preference to, or in another relation to, the dividends payable on any other class or classes or series of stock;

(c) Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(d) Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

(e) Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the manner of selecting shares for redemption if less than all shares are to be redeemed, the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(f) Whether that series shall be entitled to the benefit of a sinking fund to be applied to the purchase or redemption of shares of that series, and, if so, the terms and amounts of such sinking fund;

(g) The rights of the shares of that series in the event of a voluntary or involuntary liquidation, dissolution or winding up of the Corporation and whether such rights shall be in preference to, or in another relation to, the comparable rights of any other class or classes or series of stock; and

(h) Any other relative rights, preferences and limitations of that series.

Dividends on outstanding shares of Preferred Stock shall be paid or declared and set apart for payment before any dividends shall be paid or declared and set apart for payment on the shares of Common Stock or Nonvoting Common Stock with respect to the same dividend period.

If upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the assets available for distribution to holders of shares of Preferred Stock of all series shall be insufficient to pay such holders the full preferential amount to which they are entitled, then such assets shall be distributed ratably among the shares of all series of Preferred Stock in accordance with the respective preferential amounts (including unpaid cumulative dividends, if any) payable with respect thereto.

C. The first series of Preferred Stock designated as "Series A Preferred Stock" was eliminated by the filing of a Certificate of Elimination with respect to the Series A Preferred Stock with the Secretary of State of the State of Delaware on November 1, 2010.

D. The second series of Preferred Stock was designated as "Series B Preferred Stock" by the filing of a Certificate of Designation with respect to the Series B Preferred Stock with the Secretary of State of the State of Delaware on May 30, 2008. The number of shares designated was increased by the filing of a Certificate of Increase with respect to the Series B Preferred Stock with the Secretary of State of the State of Delaware on November 1, 2010. The designation, number of shares designated and the powers, preferences and relative participating, optional and other special rights and the qualifications, limitations and restrictions thereof are as follows:

SERIES B PREFERRED STOCK

1. **Certain Defined Terms, etc**. In addition to the terms defined elsewhere herein, certain capitalized terms used in this Article Fourth Section D have the meanings given to them in Article Fourth, Section D, Section 10. References in this Article Fourth Section D to Sections are, unless otherwise stated, references to Sections herein.

2. **Designation**. Of the 25,000,000 shares of Preferred Stock, par value $.001 per share, that the Corporation is authorized to issue, there are hereby designated Ten Million (10,000,000) as "Series B Preferred Stock" having the powers, preferences and relative participating, optional and other special rights and the qualifications, limitations and restrictions set forth in this Article Fourth Section D (the "Series B Preferred").

3. **Dividends and Distributions**. The Series B Preferred shall be entitled to receive dividends and distributions, at the same time and in the same manner as the Common Stock, and in an amount per share equal to the amount per share that the shares of Common Stock into which such Series B Preferred are convertible would have been

entitled to receive if such Series B Preferred had been so converted into Common Stock as of the record date established for determining holders entitled to dividends, or if no such record date is established, as of the time of declaration of any such dividend or distribution.

4. **Voting Rights**. (a) The Series B Preferred will have the right to vote or consent in writing as set forth in this Section 4.

(b) As long as any shares of Series B Preferred are outstanding, the affirmative vote or consent of the holders of two-thirds of the then-outstanding shares of Series B Preferred, voting as a separate class, will be required in order for the Corporation to:

(i) amend, alter or repeal, whether by merger, consolidation or otherwise, the terms of this Article Fourth Section D or any other provision of the Charter or Bylaws of the Corporation (the "Bylaws"), in any way that adversely affects any of the powers, designations, preferences and relative, participating, optional and other special rights of the Series B Preferred, and the qualifications, limitations or restrictions thereof;

(ii) subdivide or otherwise change shares of Series B Preferred into a different number of shares whether in a merger, consolidation, combination, recapitalization, reorganization or otherwise (whether or not any provision of Section 6 is applicable to such transaction); or

(iii) issue any shares of Series B Preferred other than in accordance with this Article Fourth Section D.

(c) The Series B Preferred shall have no right to vote or consent on any matters submitted to a vote of the Common Stock, except as otherwise provided by the GCL.

(d) Notwithstanding any other provision of the Charter or Bylaws, the holders of a majority, or greater number if so required by the Charter or the GCL, of the then-outstanding Series B Preferred may consent in writing to any matter for which a class vote is contemplated, which written consent when so executed by the holders of a majority, or such greater number required, of the then-outstanding Series B Preferred will be deemed, subject to applicable Delaware law, to satisfy the applicable voting requirements.

5. **Reacquired Shares**. Any shares of Series B Preferred that are converted, purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. None of such shares of Series B Preferred shall be reissued by the Corporation.

6. **Liquidation, Dissolution or Winding Up**. Upon any liquidation, dissolution or winding up of the Corporation, the holders of shares of Series B Preferred shall be entitled to receive the same distribution paid to the holders of Common Stock, on

an as-converted basis. Neither a consolidation or merger of the Corporation with another corporation or other legal entity, nor a sale or transfer of all or part of the Corporation's assets for cash, securities or other property will be considered a liquidation, dissolution or winding up of the Corporation for purposes of this Section 6.

7. **<u>Conversion</u>**. (a) **<u>Optional Conversion</u>**. Subject to the provisions set forth in Article Ninth, each one share of the Series B Preferred will be convertible at the option of the holder thereof into one fully paid and non-assessable share of Common Stock, subject to adjustment as described below, upon a Fundamental Transaction. If any stockholder purports to convert any shares of Series B Preferred that would violate the provisions of Article Ninth, then the Corporation shall only issue to such stockholder a certificate or certificates for the maximum number of shares of Common Stock that may be issued that would not violate the provisions of Article Ninth. A "Fundamental Transaction" shall mean a Public Company Event, a merger or consolidation of the Corporation with or into another corporation or other legal entity, or the sale of all or substantially all of the Corporation's properties and assets to any other Person which is effected so that holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock. For purposes of this Article Fourth Section D, "A Public Company Event" means an initial firm commitment underwritten offering to the public of the Company's Common Stock pursuant to a registration statement under the Securities Act of 1933, as amended or the registration of the Company's Common Stock under the Securities Exchange Act of 1934, as amended (the "Act").

(b) **<u>Mechanics of Optional Conversion</u>**. The holder of any certificate for Series B Preferred shall be entitled to request conversion of all or part of its Series B Preferred at any time as provided in Section 7(a), by delivering a written notice to the attention of the Secretary or Treasurer of the Corporation at the Corporation's principal place of business of its desire to convert its Series B Preferred and receive a replacement certificate or certificates therefor, specifying the number of shares of Series B Preferred to be so converted and the holder's calculation of the Conversion Rate. In the event of any disagreement between the Corporation and the holder as to the correct Conversion Rate, the Conversion Rate will be finally determined by an investment banking or brokerage firm with no material prior or current relationship with the Corporation or any of its subsidiaries selected by the Board in good faith, the fees and expenses of which will be paid by the Corporation. The Corporation will, promptly upon receipt of all certificates representing Series B Preferred of such holder that are to be converted, issue a certificate or certificates registering the appropriate number of shares of Common Stock to such holder. Upon optional conversion as set forth in Section 7 (a), the shares of Series B Preferred so converted shall be eliminated, and thereafter such shares of Series B Preferred shall become and be known as shares of "Common Stock" without further action on the part of the holder thereof.

(c) **<u>Adjustment for Subdivisions or Combinations of Common Stock</u>**. In the event that the Corporation at any time or from time to time after the issuance of the Series B Preferred effects a subdivision, dividend payable in shares of capital stock, combination or other similar transaction of its outstanding Common Stock into a greater or lesser number of shares, then and in each such event the Conversion Rate will be increased or decreased proportionately.

(d) **Reorganization, Merger, Consolidation or Sale of Assets**. If at any time or from time to time there shall be a capital reorganization of the Common Stock (other than a subdivision, combination, or dividend payable in shares provided for elsewhere in this Section 7) or a merger or consolidation of the Corporation with or into another corporation or other legal entity, or the sale of all or substantially all of the Corporation's properties and assets to any other Person which is effected so that holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock, then as a part of such capital reorganization, merger, consolidation or sale, proper provision will be made so that each holder of Series B Preferred will thereafter be entitled to receive upon conversion of the Series B Preferred the same number of shares of stock, securities or assets of the Corporation, or of the successor corporation or other legal entity resulting from such merger or consolidation or sale, which such holder would have been entitled to receive on such capital reorganization, merger, consolidation or sale if such holder's Series B Preferred had been converted into Common Stock immediately prior to the record date established for determining holders entitled to such distribution, or if no such record date is established, as of the time of such transaction. In any such case, appropriate adjustment will be made in the application of the provisions of this Section 7(d) with respect to the rights of the holders of the Series B Preferred after the reorganization, merger, consolidation or sale to the end that the provisions of this Section 7(d) (including adjustment of the Conversion Rate then in effect) will be applicable after that event as nearly equivalent as may be practicable. This provision will apply to successive capital reorganizations, mergers, consolidations or sales.

(e) **No Adjustment**. No adjustment to the Conversion Rate will be made if such adjustment would result in a change in the Conversion Rate of less than 0.001%. Any adjustment of less than 0.001% which is not made will be carried forward and will be made at the time of and together with any subsequent adjustment which, on a cumulative basis, amounts to an adjustment of 0.001% or more in the Conversion Rate.

(f) **Certificate as to Adjustments**. Upon the occurrence of each adjustment or readjustment of the Conversion Rate pursuant to this Section 7, the Corporation at its expense will promptly compute such adjustment or readjustment in accordance with the terms hereof and cause independent public accountants selected by the Corporation to verify such computation and prepare and furnish to each holder of Series B Preferred a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation will, upon the written request at any time of any holder of Series B Preferred, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Rate at that time in effect, and (iii) the amount, if any, of other property which at that time would be received upon the conversion of Series B Preferred.

(g) **Reservation of Stock Issuable Upon Conversion**. The Corporation will at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Series B Preferred, such number of its shares of Common Stock as will from time to time be sufficient to effect the conversion of all then-outstanding shares of the Series B Preferred; and if at any time the number of authorized but unissued shares of Common Stock will not be sufficient to effect the conversion of all then-outstanding shares of the Series B Preferred, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as will be sufficient for such purpose.

8. **Rank**. The Series B Preferred will rank on a parity with the Common Stock as to any distributions or upon liquidation, dissolution or winding up.

9. **Notice to Holders**. Any notice given by the Corporation to holders of record of Series B Preferred will be effective if addressed to such holders at their last addresses as shown on the stock books of the Corporation and deposited in the U.S. mail, sent first-class, and will be conclusively presumed to have been duly given, whether or not the holder of the Series B Preferred receives such notice.

10. **Certain Defined Terms**. In addition to the terms defined elsewhere in this Article Fourth Section D, the following terms will have the following meanings when used herein with initial capital letters:

"Conversion Rate" means the number of shares of Common Stock into which each share of Series B Preferred may be converted; and

"Person" means any individual, firm, corporation or other entity and includes any successor (whether by merger or otherwise) of such entity.

FIFTH: The Corporation is to have perpetual existence.

SIXTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

(a) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

(b) The directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the By-Laws of the Corporation.

(c) The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws so provide.

(d) No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability

(i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the GCL or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article Sixth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

(e) In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the GCL, this Amended and Restated Certificate of Incorporation, and any By-Laws adopted by the stockholders; provided, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such By-Laws had not been adopted.

<u>SEVENTH</u>: Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the GCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

<u>EIGHTH</u>: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation. For so long as this Corporation shall control, directly or indirectly, one or more national securities exchange (each, a “Controlled National Securities Exchange”), including but not limited to Miami International Securities Exchange, LLC, or facility thereof, before any amendment to or repeal of any provision of this Amended and Restated Certificate of Incorporation shall be effective, those changes shall be submitted to the Board of Directors of each Controlled National Securities Exchange and if the same must be filed with or filed with and approved by the United States Securities and Exchange Commission (the “Commission”) before the changes may be effective, under Section 19 of the Act and the rules promulgated under that Act by the Commission or otherwise, then the proposed changes to the Amended and Restated Certificate of Incorporation of this Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

<u>NINTH</u>: In addition to any limitations on the transfer of shares of the Corporation’s capital stock set forth in the By-Laws of the Corporation, the following shall apply to the fullest extent permitted by law for so long as this Corporation shall control, directly or indirectly, a Controlled National Securities Exchange, except as provided in clause (b)(ii) below:

(a) **<u>Definitions</u>**. As used in this Article Ninth:

(i) The term "Person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government;

(ii) The term “Related Persons” shall mean with respect to any Person: (A) any “affiliate” of such Person (as such term is defined in Rule 12b-2 under the Act); (B) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation; (C) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (D) in the case of any Person that is a registered broker or dealer that has been admitted to membership in a Controlled National Securities Exchange (an "Exchange Member"), any Person that is associated with the Exchange Member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Act); (E) in the case of a Person that is a natural person and Exchange Member, any broker or dealer that is also an Exchange Member with which such Person is associated; (F) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Corporation or any of its parents or subsidiaries; (G) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (H) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable; and

(iii) The term "beneficially owned", “own beneficially” or any derivative thereof shall have the meaning set forth in Rule 13d-3 under the Act.

(b) **Limitations.**

(i) For so long as the Corporation shall control, directly or indirectly, a Controlled National Securities Exchange, except as provided in clauses (ii) (A) and (ii) (B) below:

(A) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than forty percent (40%) of any class of capital stock of the Corporation;

(B) No Exchange Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than twenty percent (20%) of any class of capital stock of the Corporation; and

(C) No Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement, vote or cause the voting of shares of the capital stock of the Corporation or give any consent or proxy with respect to shares representing more than twenty percent (20%) of the voting power of the then issued and outstanding capital stock of the Corporation, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement with any other Person, either alone or together with its Related Persons, under circumstances that would result in the shares of capital stock of the Corporation that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of the capital stock of the Corporation which would represent more than twenty percent (20%) of said voting power.

(ii) Subject to clauses (iii) and (iv) below:

(A) The limitations in clause (i)(A) and (i)(C) above shall not apply in the case of any class of stock that does not have the right by its terms to vote in the election of members of the Board of Directors of the Corporation or on other matters that may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of said class of stock); and

(B) The limitations in clauses (i)(A) and (i)(C) (except with respect to Exchange Members and their Related Persons) may be waived by the Board of Directors of the Corporation pursuant to a resolution duly adopted by the Board of Directors, if, in connection with the taking of such action, the Board of Directors adopts a resolution stating that it is the determination of such Board that such action will not impair the ability of the Controlled National

Securities Exchange to carry out its functions and responsibilities as an "exchange" under the Act, and the rules and regulations promulgated thereunder; that it is otherwise in the best interests of the Corporation, its stockholders and the Controlled National Securities Exchange and that it will not impair the ability of the Commission to enforce the Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the Commission. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions as it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Act and the rules and regulations promulgated thereunder, and the governance of the Controlled National Securities Exchange.

(iii) Notwithstanding clauses (ii)(A) and (ii)(B) above, in any case where a Person, either alone or together with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, such sale, assignment or transfer shall not become effective until the Board of Directors of the Corporation shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Act).

(iv) Notwithstanding clauses (ii)(A) and (ii)(B) above, and without giving effect to the same, any Person that either alone or together with its Related Persons proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than forty percent (40%) of the outstanding shares of any class of capital stock of the Corporation, or to exercise voting rights, or grant any proxies or consents with respect to shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation, shall have delivered to the Board of Directors of the Corporation a notice in writing, not less than forty-five (45) days (or any shorter period to which said Board shall expressly consent) before the proposed ownership of such shares, or the proposed exercise of said voting rights or the granting of said proxies or consents, of its intention to do so.

(c) **Required Notices.**

(i) Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially five percent (5%) or more of the then outstanding shares of capital stock of the Corporation (excluding shares of any class of stock that does not have the right by its terms to vote generally in the election of members of the Board of Directors of the Corporation) shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more of the then outstanding shares of such stock, give the Board of Directors written notice of such ownership, which notice shall state: (A) such Person's full legal name; (B) such Person's title or status and the date on which such title or status was acquired; (C) such Person's (and its Related Person's) approximate ownership interest of the Corporation; and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise.

(ii) Each Person required to provide written notice pursuant to subparagraph (c)(i) of this Article Ninth shall update such notice promptly after any change in the contents of that notice; provided that no such updated notice shall be required to be provided to the Board of Directors (A) in the event of an increase or decrease in the ownership percentage so reported of less than one percent (1%) of the then outstanding shares of any class of capital stock (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned more than such percentages); or (B) in the event the Corporation issues additional shares of capital stock (or securities convertible into capital stock) or takes any other action that dilutes the ownership of such Person, or acquires or redeems shares of outstanding capital stock or takes any other action that increases the ownership of such Person, in each case without any change in the number of shares held by such Person.

(iii) The Board of Directors of the Corporation shall have the right to require any Person reasonably believed to be subject to and in violation of this Article Ninth to provide the Corporation complete information as to all shares of stock of the Corporation owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Article Ninth as may reasonably be requested of such Person.

(d) **Effect of Purported Transfers and Voting in Violation of this Article.** If any stockholder purports to sell, transfer, assign or pledge to any Person, other than the Corporation, any shares of the Corporation that would violate the provisions of this Article Ninth, then the Corporation shall record on the books of the Corporation the transfer of only that number of shares that would not violate the provisions of this Article Ninth and shall treat the remaining shares as owned by the purported transferor, for all purposes, including without limitation, voting, payment of dividends and distributions with respect to such shares whether upon liquidation or otherwise. If any stockholder purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, shares that would violate the provisions of this Article Ninth, then the Corporation shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any shares subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(e) **Right to Redeem Shares Purportedly Transferred or Owned in Violation of this Article.** If any stockholder purports to sell, transfer, assign, pledge or own any shares of the Corporation in violation of the provisions of this Article Ninth, then the Corporation shall have the right to, and shall promptly after confirming such violation and to the extent funds are legally available, redeem the shares sold, transferred, assigned, pledged, or owned in violation of the provisions of this Article Ninth for a price per share equal to the par value of those shares. The number of shares to be redeemed by the Corporation pursuant to the foregoing provision shall be calculated by the Corporation after taking into account that such redeemed shares shall become treasury shares and shall no longer be deemed to be outstanding. Written notice shall be given by the Secretary of the Corporation to the holder or holders of record with respect to the redeemable shares at the address of the holder or holders of record appearing on the books of the Corporation, which notice shall specify a date for redemption of the shares that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any shares which have been so called for redemption shall not be deemed outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been given to the holder or holders of those shares if a sum sufficient to redeem such shares shall have been irrevocably deposited or set aside to pay the redemption price to the holder or holders of the shares upon surrender of certificates for those shares. From and after the redemption date (unless the Corporation shall default in providing funds for the payment of the redemption price) the shares of redeemed stock which have been redeemed by the Corporation as aforesaid shall become treasury shares and shall no longer be deemed to be outstanding, and all rights of the holder of such redeemed stock as a stockholder of the Corporation (except the right to receive from the Corporation the redemption price against delivery to the Corporation of evidence of ownership of such shares) shall cease. Written notice shall be given by the Secretary of the Corporation to all holders of record appearing on the books of the Corporation of any redemption by the Corporation (including, without limitation, a redemption pursuant to this clause (e)) (in each case, a "Redemption") not more than ten (10) days after consummation of the Redemption, which notice shall specify the number of shares outstanding after the Redemption of each class of the Corporation's capital stock. In the event that any redemption has resulted in any additional stockholder owning such number of shares of the Corporation that is in violation of the provisions of this Article Ninth, the Corporation shall have the right to and shall promptly after confirming such violation, redeem such shares pursuant to the provisions of this Article Ninth.

TENTH:

(a) **Indemnification**. The Corporation shall provide indemnification for members of its Board of Directors, members of committees of the Board of Directors and of other committees of the Corporation, and its executive officers, and may provide indemnification for its other officers and its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Corporation, in each case to the maximum extent permitted by Delaware law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any person in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the General Corporation Law of Delaware.

(b) **Limitation of Liability**. To the fullest extent not prohibited by the General Corporation Law of the State of Delaware, as it exists on the date this Amended and Restated Certificate of Incorporation is adopted or as such law may later be amended, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to or repeal of this Article shall adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment or repeal with respect to any actions taken, or inactions, prior thereto.

AMENDED AND RESTATED
BY-LAWS
OF
MIAMI INTERNATIONAL HOLDINGS, INC.
(hereinafter called the "Corporation")

ARTICLE I
OFFICES

Section 1. Registered Office. The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 2. Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine.

ARTICLE II
MEETINGS OF STOCKHOLDERS

Section 1. Place of Meetings. Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware as shall be designated from time to time by the Board of Directors.

Section 2. Annual Meetings of Stockholders. The Annual Meetings of Stockholders for the election of directors shall be held on such date and at such time as shall be designated from time to time by the Board of Directors. Any other proper business may be transacted at the Annual Meeting of Stockholders.

Section 3. Special Meetings of Stockholders. Unless otherwise required by law or by the certificate of incorporation of the Corporation, as amended and restated from time to time (the "Certificate of Incorporation"), Special Meetings of Stockholders, for any purpose or purposes, may be called by either (i) the Board of Directors, (ii) the Chairman, (iii) the Chief Executive Officer, (iv) the President, or (iv) stockholders owning a majority of the capital stock of the Corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. At a Special Meeting of Stockholders, only such business shall be conducted as shall be specified in the notice of meeting (or any supplement thereto).

Section 4. Notice. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a Special Meeting, the purpose or purposes for which the meeting is called. Unless otherwise required by law, the written notice of any meeting shall be given not less than ten (10) days nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting.

<u>Section 5</u>. <u>Adjournments</u>. Any meeting of the stockholders may be adjourned from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

<u>Section 6</u>. <u>Quorum</u>. Unless otherwise required by law or the Certificate of Incorporation, the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. A quorum, once established, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, in the manner provided in Section 5, until a quorum shall be present or represented.

<u>Section 7</u>. <u>Voting</u>. Unless otherwise required by law, the Certificate of Incorporation or these By-Laws, any question brought before any meeting of stockholders, shall be decided by the vote of the holders of a majority of the total number of votes of the capital stock represented and entitled to vote thereat, voting as a single class. Unless otherwise provided in the Certificate of Incorporation, and subject to Section 5 of Article VIII hereof, each stockholder represented at a meeting of stockholders shall be entitled to cast one (1) vote for each share of the capital stock entitled to vote thereat held by such stockholder. Such votes may be cast in person or by proxy but no proxy shall be voted on or after three (3) years from its date, unless such proxy provides for a longer period. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in such officer's discretion, may require that any votes cast at such meeting shall be cast by written ballot.

<u>Section 8</u>. <u>Consent of Stockholders in Lieu of Meeting</u>. Unless otherwise provided in the Certificate of Incorporation, any action required or permitted to be taken at any Annual or Special Meeting of Stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered in the manner required by this Section 8 to the Corporation, written consents signed by a sufficient number of holders to take action are delivered to the Corporation by delivery to its registered office in the state of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation as provided above in this Section 8.

Section 9. List of Stockholders Entitled to Vote. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.

Section 10. Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 9 of this Article II or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

Section 11. Conduct of Meetings. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of the stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting, (ii) the determination of when the polls shall open and close for any given matter to be voted on at the meeting, (iii) rules and procedures for maintaining order at the meeting and the safety of those present, (iv) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine, (v) restrictions on entry to the meeting after the time fixed for the commencement thereof and (vi) limitations on the time allotted to questions or comments by participants.

ARTICLE III
DIRECTORS

Section 1. Number, Term and Election of Directors.

(a) The Board of Directors shall consist of not less than three (3) nor more than thirty-one (31) members including the Chief Executive Officer of the Corporation, the exact number of which shall initially be three (3) and, thereafter, as determined from time to time by the Board of Directors. Except as provided in Section 2 of this Article III, directors shall be elected by a plurality of the votes cast at the Annual Meetings of Stockholders, and each director so elected shall hold office until the next Annual Meeting of Stockholders and until such director's successor is duly elected and qualified, or until such director's earlier death, resignation or removal. Any director may resign at any time upon written notice to the Corporation. Directors need not be stockholders. No person that is subject to any statutory disqualification as defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended (the "Act") may be a director of the Corporation.

(b) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

Section 2. Vacancies. Unless otherwise required by law or the Certificate of Incorporation, vacancies arising through death, resignation, removal, an increase in the number of directors or otherwise may be filled only by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next Annual Meeting of Stockholders and until their successors are duly elected and qualified, or until their earlier death, resignation or removal.

Section 3. Duties and Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws required to be exercised or done by the stockholders.

Section 4. Chairman of the Board of Directors. The Chairman of the Board of Directors shall preside at all meetings of the stockholders and of the Board of Directors. The Chairman of the Board of Directors shall be appointed by the Board of Directors, and, except where by law the signature of the Chief Executive Officer or the President is required, the Chairman of the Board of Directors shall possess the same power as the Chief Executive Officer or the President to sign all contracts, certificates and other instruments of the Corporation which may be authorized by the Board of Directors. During the absence or disability of the Chief Executive Officer or the President if there is no Chief Executive Officer, the Chairman of the Board of Directors shall exercise all the powers and discharge all the duties of the Chief Executive Officer or the President, respectively. The Chairman of the Board of Directors shall also perform such other duties and may exercise such other powers as may be assigned, from time to time, by these By-Laws or by the Board of Directors.

Section 5. Meetings. The Board of Directors may hold meetings, both regular and special, either within or without the State of Delaware. The annual meeting of the Board of Directors shall be held immediately before or after the Annual Meeting of Stockholders and at the place where such meeting is held. No notice of an annual meeting of the Board of Directors shall be necessary and such meeting shall be held for the purpose of electing officers and transaction such other business as may lawfully come before it. Regular meetings of the Board of Directors may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman, the Chief Executive Officer, the President, or by any director. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than forty-eight (48) hours before the date of the meeting, by telephone or electronic mail on twenty-four (24) hours' notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

Section 6. Quorum and Voting. Except as otherwise required by law or the Certificate of Incorporation or as otherwise specified in these By-Laws, at all meetings of the Board of Directors, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting of the time and place of the adjourned meeting, until a quorum shall be present.

Section 7. Actions by Written Consent. Unless otherwise provided in the Certificate of Incorporation, or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

Section 8. Meetings by Means of Conference Telephone. Unless otherwise provided in the Certificate of Incorporation, members of the Board of Directors, or any committee thereof, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 8 shall constitute presence in person at such meeting.

Section 9. Committees.

(a) The committees of the Board of Directors shall consist of an Audit Committee and such other standing or special committees as the Board of Directors may designate, by resolution approved by a majority of the entire Board of Directors. Each committee shall consist of one or more of the directors of the Corporation appointed by the Board of Directors. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. In the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. Any committee, to the extent permitted by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Each committee shall keep regular minutes and report to the Board of Directors when required.

(b) The Audit Committee shall consist of at least three directors. The exact number of Audit Committee members shall be determined from time to time by the Board of Directors. A majority of the members of the Audit Committee shall be Independent Directors. The Audit Committee shall select, evaluate and, where appropriate, replace the Corporation's independent auditors (or nominate the independent auditors to be proposed for ratification by the stockholders of the Corporation). The Audit Committee shall have such other duties and may exercise such authority as may be prescribed by resolution of the Board of Directors and the Audit Committee Charter as adopted by resolution of the Board of Directors. "Independent Director" means a director who has no material relationship with the Corporation or any subsidiary or affiliate of the Corporation, or any Exchange Member or any affiliate of any such Exchange Member; provided, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such director is a director of the Corporation or any subsidiary of the Corporation. "Exchange Member" means any registered broker or dealer that has been admitted to membership in any national securities exchange operated by the Corporation or any subsidiary or affiliate of the Corporation.

Section 10. Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director, payable in cash or securities. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

Section 11. Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because the director or officer's vote is counted for such purpose if (i) the material facts as to the director or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to the director or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

ARTICLE IV
OFFICERS

Section 1. General. The officers of the Corporation shall be chosen by the Board of Directors and shall be a Chief Executive Officer, a President, a Secretary and a Treasurer. The Board of Directors, in its discretion, also may choose one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by law or the Certificate of Incorporation. The officers of the Corporation need not be stockholders of the Corporation nor need such officers be directors of the Corporation. No person that is subject to any statutory disqualification (as defined in Section 3(a) (39) of the Act) may be an officer of the Corporation.

Section 2. Election. The Board of Directors, at its first meeting held after each Annual Meeting of Stockholders (or action by written consent of stockholders in lieu of the Annual Meeting of Stockholders), shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier death, resignation or removal. Any officer elected by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers of the Corporation shall be fixed by the Board of Directors.

Section 3. Chief Executive Officer. The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 4. President. The President shall, in the absence of the Chairman, the Vice Chairman (if any) and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 5. Vice Presidents. The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 6. Secretary. The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 7. Treasurer. The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 8. Assistant Secretaries. In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 9. Assistant Treasurers. In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

Section 10. Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

ARTICLE V
BOARD OF ADVISORS

Section 1. Membership. The Board of Directors may appoint any person or persons to act in an advisory capacity to the Corporation. Such a group shall be known as the Board of Advisors and shall operate under an Advisory Board Charter approved by the Corporation's Board of Directors.

Section 2. Powers. The Board of Advisors shall be an advisory-only body to the Corporation. They shall have no power to bind the Corporation to any particular position or course of action.

ARTICLE VI
VOTING SECURITIES OWNED BY THE CORPORATION

Section 1. General Power to Vote. Unless otherwise instructed by the Board of Directors, and subject to Section 2 below, the Chairman or the Chief Executive Officer of the Corporation shall have the power and authority on behalf of the Corporation to attend and to vote at any meeting of stockholders, partners or equity holders of any corporation, partnership or any other entity (including, but not limited to, Miami International Securities Exchange, LLC, Miami International Futures Exchange, LLC and Miami International Technologies, LLC) in which the Corporation may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Corporation any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Corporation in connection with the exercise by the Corporation of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board of Directors may from time to time confer like powers upon any other person or persons.

Section 2. Meeting of LLC Members or Stockholders of a Controlled National Securities Exchange. At any meeting of stockholders or meeting of the holders of LLC interests of any national securities exchange which this Corporation shall control, directly or indirectly (each, a "Controlled National Securities Exchange"), including but not limited to Miami International Securities Exchange, LLC (the "Equityholders"), held for the purpose of electing directors and members of the Member Nominating Committee of such Controlled National Securities Exchange (as set forth in the By-Laws of such Controlled National Securities Exchange, the "Member Nominating Committee"), or in the event written consents are solicited or otherwise sought from the Equityholders of such Controlled National Securities Exchange with respect thereto, the Corporation shall cause all outstanding shares of such Controlled National Securities Exchange owned by the Corporation and entitled to vote at such election to be voted in favor of only those Controlled National Securities Exchange member representative directors and nominees for the Member Nominating Committee nominated in accordance with the By-Laws of such Controlled National Securities Exchange and, with respect to any such written consents, shall cause to be validly executed only such written consents electing only such directors and members of the Member Nominating Committee.

ARTICLE VII
SRO FUNCTION OF
A CONTROLLED NATIONAL SECURITIES EXCHANGE

Section 1. Non-Interference. For so long as the Corporation shall control any Controlled National Securities Exchange, the directors, officers, employees and agents of the Corporation shall give due regard to the preservation of the independence of the self-regulatory function of each Controlled National Securities Exchange and to its obligations to investors and the general public and shall not take any actions which would interfere with the effectuation of any decisions by the Board of Directors of each Controlled National Securities Exchange relating to its regulatory functions (including disciplinary matters) or which would interfere with the ability of each Controlled National Securities Exchange to carry out its responsibilities under the Act. No present or past stockholder, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person or entity shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 1.

Section 2. Confidentiality. All books and records of each Controlled National Securities Exchange reflecting confidential information pertaining to the self-regulatory function of such Controlled National Securities Exchange (including but not limited to disciplinary matters, trading data, trading practices and audit information) that shall come into the possession of the Corporation, and the information contained in those books and records, shall be retained in confidence by the Corporation and the members of the board of directors, officers, employees and agents of the Corporation and shall not be used for any non-regulatory purposes. Notwithstanding the foregoing sentence, nothing in these By-Laws shall be interpreted so as to limit or impede the rights of the Securities and Exchange Commission (the "Commission") or each Controlled National Securities Exchange to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, employees or agents of the Corporation to disclose such confidential information to the Commission or each Controlled National Securities Exchange.

Section 3. Books and Records. All books and records of the Corporation shall be maintained at a location within the United States. To the extent they are related to the activities of a Controlled National Securities Exchange, the books, records, premises, officers, directors, agents, and employees of the Corporation shall be deemed to be the books, records, premises, officers, directors, agents and employees of each Controlled National Securities Exchange for the purposes of, and subject to oversight pursuant to, the Act. For so long as the Corporation shall control, directly or indirectly, a Controlled National Securities Exchange, the Corporation's books and records shall be subject at all times to inspection and copying by the Commission and each Controlled National Securities Exchange, provided that such books and records are related to the operation or administration of such Controlled National Securities Exchange.

Section 4. Cooperation with the Securities and Exchange Commission. The Corporation shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall cooperate with the Commission and each Controlled National Securities Exchange pursuant to and to the extent of their respective regulatory authority. The officers, directors, employees and agents of the Corporation, by virtue of their acceptance of such position, shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall be deemed to agree to cooperate with the Commission and each Controlled National Securities Exchange in respect of the Commission's oversight responsibilities regarding each Controlled National Securities Exchange and the self-regulatory functions and responsibilities of each Controlled National Securities Exchange, and the Corporation shall take reasonable steps necessary to cause its officers, directors, employees and agents to so cooperate. No present or past stockholder, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person or entity shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 4.

Section 5. Consent to Jurisdiction. The Corporation and its officers, directors, employees and agents, by virtue of their acceptance of such position, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts, Commission, and each Controlled National Securities Exchange, for the purposes of any suit, action or proceeding pursuant to the United States federal securities laws, and the rules or regulations thereunder, arising out of, or relating to, the activities of each Controlled National Securities Exchange, and by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the United States federal courts, Commission or each Controlled National Securities Exchange, that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency. The Corporation and its officers, directors, employees and agents also agree that they will maintain an agent, in the United States, for the service of process of a claim arising out of, or relating to, the activities of each Controlled National Securities Exchange.

Section 6. Consent to Application. The Corporation shall take reasonable steps necessary to cause its officers, directors, employees and agents, prior to accepting a position as an officer, director, employee or agent, as applicable, of the Corporation to consent in writing to the applicability to them of this Article VII, as applicable, with respect to their activities related to each Controlled National Securities Exchange.

ARTICLE VIII
STOCK

Section 1. Form of Certificates. Every holder of stock in the Corporation shall be entitled to have a certificate signed, in the name of the Corporation (i) by the Chairman of the Board of Directors, the President or a Vice President and (ii) by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by such stockholder in the Corporation.

Section 2. Signatures. Any or all of the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

Section 3. Lost Certificates. The Board of Directors may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or the owner's legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed or the issuance of such new certificate.

Section 4. Transfers. Stock of the Corporation shall be transferable in the manner prescribed by law and in these By-Laws. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by such person's attorney lawfully constituted in writing and upon the surrender of the certificate therefor, which shall be cancelled before a new certificate shall be issued. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred.

Section 5. Record Date.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in this State, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolutions taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed by the Board of Directors, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 6. Record Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by law.

ARTICLE IX
NOTICES

Section 1. Notices. To the extent permitted by law, any notice required to be given by these By-Laws or otherwise shall be deemed to have been given:

(a) in person upon delivery of the notice in person to the person to whom such notice is addressed;

(b) by mail upon deposit of the notice in the United States mail, enclosed in a postage prepaid envelope;

(c) by messenger or overnight courier service upon provision of the notice to the messenger or courier service, provided that the delivery method does not require payment of the messenger or courier service fee to deliver the notice by the person to whom the notice is addressed;

(d) by facsimile machine upon acknowledgment by the facsimile machine used to transmit the notice of the successful transmission of the notice;

(e) by electronic mail upon electronic transmission of the notice; and

(f) by telephone when received.

Any such notice must be addressed to its intended recipient at the intended recipient's address (including the intended recipient's business or residence address, facsimile number, electronic address, or telephone number, as applicable) as it appears on the books and records of the Corporation, or if no address appears on such books and records, then at such address as shall be otherwise known to the Secretary, or if no such address appears on such books and records, then in care of the registered agent of the Corporation in the State of Delaware. In the event that a notice is not provided in conformity with the provisions of this Section 1, the notice will be deemed to have been given to its intended recipient upon any receipt of the notice by its intended recipient. Whenever, by any provisions of statute, the Certificate of Incorporation, these By-Laws or otherwise, any notice is required to be given any specified number of days before any meeting or event, the day on which such notice was given shall be counted but the day of such meeting or other event shall not be counted in determining whether or not notice has been given in proper time in a particular case.

Section 2. Electronic Notice. Whenever any notice whatsoever is required to be given in writing to any stockholder by law, by the Certificate of Incorporation or by these By-Laws, such notice may be given by a form of electronic transmission if the stockholder to whom such notice is given has previously consented to the receipt of notice by electronic transmission.

Section 3. Waivers of Notice. Whenever notice is required to be given under the provisions of any statute, the Certificate of Incorporation, these By-Laws, or otherwise, a written waiver thereof, signed by the person entitled to notice, or such person’s proxy in the case of a stockholder, whether before or after the time stated therein shall be deemed equivalent to notice. Except as may be otherwise specifically provided by statute, any waiver by mail, messenger, overnight courier, facsimile machine, or electronic mail, bearing the name of the person entitled to notice shall be deemed a written waiver duly signed. Attendance of a person at a meeting, including attendance by proxy in the case of a stockholder, shall constitute a waiver of notice of such meeting except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business the meeting is not lawfully called or convened. Except as required by statute or the Certificate of Incorporation, neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or any committee need be specified in any written waiver of notice.

ARTICLE X
GENERAL PROVISIONS

Section 1. Dividends. Dividends upon the capital stock of the Corporation, subject to the requirements of the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code and the provisions, if any, of the Certificate of Incorporation, may be declared by the Board of Directors at any regular or special meeting of the Board of Directors (or any action by written consent in lieu thereof in accordance with Section 7 of Article III hereof), and may be paid in cash, in property, or in shares of the Corporation's capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

Section 2. Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

Section 3. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

Section 4. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE XI
INDEMNIFICATION

Section 1. **Indemnification of Directors, Officers, Employees and Other Agents.** The Corporation shall indemnify its directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the Delaware General Corporation Law.

(a) **Other Officers, Employees and Other Agents**. The Corporation shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law.

(b) **Expenses**. The Corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or executive officer, of the Corporation, or is or was serving at the request of the Corporation as a director or executive officer of another Corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Bylaw or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Bylaw, no advance shall be made by the Corporation to an executive officer of the Corporation (except by reason of the fact that such executive officer is or was a director of the Corporation in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation.

(c) **Enforcement**. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Bylaw shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Corporation and the director or executive officer. Any right to indemnification or advances granted by this Bylaw to a director or executive officer shall be enforceable by or on behalf of the person holding such right in the forum in which the proceeding is or was pending or, if such forum is not available or a determination is made that such forum is not convenient, in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. The Corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the Corporation to indemnify the claimant for the amount claimed. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or its Stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its Stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(d) **Non Exclusivity of Rights**. To the fullest extent permitted by the Corporation's Certificate of Incorporation and the Delaware General Corporation Law, the rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent permitted by the Delaware General Corporation Law and the Corporation's Certificate of Incorporation.

(e) **Survival of Rights**. The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(f) **Insurance**. The Corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Bylaw.

(g) **Amendments**. Any repeal or modification of this Bylaw shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Corporation.

(h) **Saving Clause**. If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director and executive officer to the fullest extent permitted by any applicable portion of this Bylaw that shall not have been invalidated, or by any other applicable law.

(i) **Certain Definitions**. For the purposes of this Bylaw, the following definitions shall apply:

(1) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement and appeal of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

(2) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding, including expenses of establishing a right to indemnification under this Bylaw or any applicable law.

(3) The term the "Corporation" shall include, in addition to the resulting Corporation, any constituent Corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent Corporation, or is or was serving at the request of such constituent Corporation as a director, officer, employee or agent of another Corporation, partnership, limited liability company, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Bylaw with respect to the resulting or surviving Corporation as he would have with respect to such constituent Corporation if its separate existence had continued.

(4) References to a "director," "officer," "employee," or "agent" of the Corporation shall include, without limitation, situations where such person is serving at the request of the Corporation as a director, officer, employee, trustee or agent of another Corporation, partnership, joint venture, trust or other enterprise.

Section 2. Corporation Not Liable.

(a) The Corporation shall not be liable for any loss or damage sustained by a current or former Exchange Member growing out of the use or enjoyment by such current or former Exchange Member of the facilities afforded by the Corporation or its subsidiaries, including, without limitation, a Controlled National Securities Exchange. The term "Exchange Member" shall have the meaning given such term in the By-Laws and Rules of a Controlled National Securities Exchange.

(b) The Corporation shall not be liable for any loss or damage sustained by a current or former participant of the Miami International Futures Exchange, LLC ("MIAX Futures") growing out of the use or enjoyment by such participant of the MIAX Futures of the facilities afforded by the Corporation or its subsidiaries, including, without limitation, the Miami International Futures Exchange, LLC.

ARTICLE XII
AMENDMENTS

Section 1. Amendments. These By-Laws may be altered, amended or repealed, in whole or in part, or new By-Laws may be adopted by the stockholders or by the Board of Directors, provided, however, that notice of such alteration, amendment, repeal or adoption of new By-Laws be contained in the notice of such meeting of stockholders or Board of Directors as the case may be. All such amendments must be approved by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by a majority of the entire Board of Directors then in office. For so long as the Corporation shall control, directly or indirectly, a Controlled National Securities Exchange before any amendment to or repeal of any provision of the By-Laws of the Corporation shall be effective, those changes shall be submitted to the Board of Directors of a Controlled National Securities Exchange and if the same must be filed with or filed with and approved by the Commission before the changes may be effective, under Section 19 of the Act and the rules promulgated under the Act by the Commission or otherwise, then the proposed changes to the By-Laws of the Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

Section 2. Entire Board of Directors. As used in this Article XII and in these By-Laws generally, the term "entire Board of Directors" means the total number of directors which the Corporation would have if there were no vacancies.

* * *

Adopted as of: June 27, 2015

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:49 AM 11/12/2020
FILED 09:49 AM 11/12/2020
SR 20208353710 - File Number 4420452

STATE OF DELAWARE
AMENDED AND RESTATED
CERTIFICATE OF FORMATION
OF
MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

This filing has been executed and filed in accordance with Section 18-208 of the Limited Liability Company Act. This document is being executed for the purpose of amending and restating the Amended and Restated Certificate of Formation, filed on June 17, 2011 under file number: 4420452.

FIRST: The name of the limited liability company is **Miami International Securities Exchange, LLC**.

SECOND: The address of its registered office in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle, ZIP Code 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The members agree to be bound by the signed limited liability company agreements except as they may be contradicted by the Limited Liability Company Act of the State of Delaware.

FOURTH: The duration of this limited liability company will be perpetual.

IN WITNESS WHEREOF, the undersigned, an authorized person, has executed this Amended and Restated Certificate of Formation on this date of November 12, 2020.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

By: Barbara J. Comly
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

(a Delaware limited liability company)

Miami International Holdings, Inc., a Delaware corporation, the sole member (the "LLC Member") of **Miami International Securities Exchange, LLC**, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del.C. § 18-101, et seq. (the "LLC Act"), hereby declares the following to be the Third Amended and Restated Limited Liability Company Agreement (the "LLC Agreement") of the Company which amends and restates in its entirety the Second Amended and Restated Limited Liability Company Agreement dated December 1, 2012 of the Company. Capitalized terms not otherwise defined herein shall have the meanings set forth on Schedule A to this LLC Agreement.

Section 1. **Formation of the Company**. The Company has been formed as a limited liability company under the LLC Act by the filing of a Certificate of Formation with the Office of the Secretary of State of the State of Delaware. The LLC Member agrees to be bound by and comply with the provisions thereof and hereof.

Section 2. **Name.** The name of the Company is "Miami International Securities Exchange, LLC".

Section 3. **Principal Place of Business.** The location of the principal place of business of the Company shall be 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540, or such other place as determined by the Board of Directors from time to time.

Section 4. **Registered Office; Registered Agent.** The registered office of the Company required by the LLC Act to be maintained in the State of Delaware shall be 1209 Orange Street in the City of Wilmington, County of New Castle, ZIP Code 19801 or such other office as the Board of Directors may designate from time to time. The registered agent for the Company shall be The Corporation Trust Company or such other registered agent as the Board of Directors may designate from time to time.

Section 5. **Term.** The Company shall continue until the Company is terminated in accordance with the provisions of this LLC Agreement.

Section 6. **LLC Member.** Miami International Holdings, Inc. is the sole LLC Member of the Company. The mailing address of the LLC Member is 7 Roszel Road, Suite 1A, Princeton, NJ 08504.

Section 7. **Purpose of the Company.** The purpose of the Company shall be to conduct the operations of an "exchange" within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and to conduct any lawful business or activity whatsoever, as permitted by applicable law and as determined from time to time by the board of directors of the Company (the "Board of Directors").

Section 8. Powers. The Company, and the Board of Directors and the Officers of the Company on behalf of the Company, (i) shall have and exercise all powers necessary, convenient or incidental to accomplish its purposes as set forth in Section 7 and (ii) shall have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the LLC Act.

Section 9. Management.

(a) Board of Directors. The business and affairs of the Company shall be managed by or under the direction of a Board of Directors. Each Director is hereby designated as a "manager" within the meaning of the LLC Act. All Directors shall be elected by the LLC Member in the manner described in the By-Laws (as defined below). Each Director shall execute and deliver an instrument accepting such appointment and agreeing to be bound by all the terms and conditions of this LLC Agreement and the By-Laws. A Director need not be an LLC Member or an Exchange Member.

(b) Powers. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. The Board of Directors has the authority to bind the Company.

(c) By-Laws. The Company, the LLC Member and the Board of Directors have adopted By-Laws of the Company, as the same may be amended from time to time in accordance with the terms therein and in this LLC Agreement (the "By-Laws"). Each member of the Board of Directors, each Officer and the LLC Member shall be subject to the express provisions of this LLC Agreement and of the By-Laws. In case of any conflict between the provisions of this LLC Agreement and any provisions of the By-Laws, the provisions of this LLC Agreement shall control.

(d) Directors as Agents. To the extent of their powers set forth in this LLC Agreement, the Directors are agents of the Company for the purpose of the Company's business, and the actions of the Directors taken in accordance with such powers set forth in this LLC Agreement shall bind the Company. Notwithstanding the last sentence of Section 18-402 of the LLC Act, except as provided in this LLC Agreement, the By-Laws or in a resolution of the Directors, a Director may not bind the Company.

Section 10. Officers.

(a) Officers of the Company. Except as provided herein, the Board may, from time to time as it deems advisable, select natural persons who are employees or agents of the Company and designate them as officers of the Company (the "Officers") and assign titles (including, without limitation, Chief Executive Officer, Vice President, Chief Financial Officer, Chief Regulatory Officer, Secretary and Treasurer) to any such person. The Board may appoint such other Officers and agents as it shall deem necessary or advisable who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board. The salaries of all Officers and agents of the Company shall be fixed by or in the manner prescribed by the By-Laws. The Officers of the Company shall hold office until their successors are chosen and qualified. Any Officer may be removed at any time, with or without cause, by the Board. Any vacancy occurring in any office of the Company shall be filled by the Board.

(b) Officers as Agents. The Officers, to the extent of their powers set forth in this LLC Agreement, the By-Laws or otherwise vested in them by action of the Board not inconsistent with this LLC Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the Officers taken in accordance with such powers shall bind the Company.

(c) Duties of Board and Officers. Except to the extent otherwise modified herein, each Director and Officer shall have a fiduciary duty of loyalty and care similar to that of directors and officers of business corporations organized under the General Corporation Law of the State of Delaware.

Section 11. Advisory Board. The LLC Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Board.

Section 12. Limited Liability. Except as otherwise expressly provided by the LLC Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise (including, without limitation, those arising as member, owner or shareholder of another company, partnership or entity), shall be the debts, obligations and liabilities solely of the Company, and neither the LLC Member nor any Director or Officer shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being an LLC Member or Director or Officer of the Company.

Section 13. Capital Contributions. The LLC Member has contributed to the Company the amounts set forth in the books and records of the Company.

Section 14. Additional Contributions. The LLC Member is not required to make any additional capital contribution to the Company. However, the LLC Member may make additional capital contributions to the Company at any time upon the consent of such LLC Member. To the extent that the LLC Member makes an additional capital contribution to the Company, the LLC Member shall revise the books and records of the Company. The provisions of this LLC Agreement, including this Section 14, are intended to benefit the LLC Member and, to the fullest extent permitted by law, shall not be construed as conferring any benefit upon any creditor of the Company (and no such creditor of the Company shall be a third-party beneficiary of this LLC Agreement), and the LLC Member shall not have any duty or obligation to any creditor of the Company to make any contribution to the Company or to issue any call for capital pursuant to this LLC Agreement.

Section 15. **Allocation of Profits and Losses.** The Company's profits and losses shall be allocated to the LLC Member.

Section 16. **Distributions.** Distributions shall be made to the LLC Member at the times and in the aggregate amounts determined by the Board. Notwithstanding any provision to the contrary contained in this LLC Agreement, (i) the Company shall not be required to make a distribution to the LLC Member on account of its interest in the Company if such distribution would violate the LLC Act or any other applicable law, and (ii) the Company shall not make a distribution to the LLC Member using Regulatory Funds.

Section 17. **Books and Records.**

(a) The Board shall keep or cause to be kept complete and accurate books of account and records with respect to the Company's business. The books and records of the Company shall at all times be maintained by the Board at a location within the United States. The LLC Member and its duly authorized representatives shall have the right to examine the Company books, records and documents during normal business hours. The Company, and the Board on behalf of the Company, shall not have the right to keep confidential from the LLC Member any information that the Board would otherwise be permitted to keep confidential from the LLC Member pursuant to Section 18-305(c) of the LLC Act. The Company's books of account shall be kept using the method of accounting determined by the LLC Member. The Company's independent auditor shall be an independent public accounting firm selected by the Board.

(b) All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Company, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 18. **Reports.** The Board shall, after the end of each fiscal year, use reasonable efforts to cause the Company's independent accountants to prepare and transmit to the LLC Member as promptly as possible any such tax information as may be reasonably necessary to enable the LLC Member to prepare its federal, state and local income tax returns relating to such fiscal year.

Section 19. **Other Business.** Unless otherwise restricted by law, the LLC Member, and any Officer, Director, employee or agent of the Company and any Affiliate of the LLC Member may engage in or possess an interest in other business ventures (unconnected with the Company) of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this LLC Agreement.

Section 20. Exculpation and Indemnification.

(a) Neither the LLC Member nor any Officer, Director, employee or agent of the Company nor any employee, representative, agent or affiliate of the LLC Member (collectively, the "Covered Persons") shall be liable to the Company or any other Person who is bound by this LLC Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's willful misconduct.

(b) To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 20 by the Company shall be provided out of and to the extent of Company assets only, and the LLC Member shall not have personal liability on account thereof.

(c) To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 20.

(d) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets from which distributions to the LLC Member might properly be paid.

(e) To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this LLC Agreement shall not be liable to the Company or to any other Covered Person who is bound by this LLC Agreement for its good faith reliance on the provisions of this LLC Agreement or any approval or authorization granted by the Company or any other Covered Person.

(f) The foregoing provisions of this Section 20 shall survive any termination of this LLC Agreement and are in addition to any indemnification of Covered Persons provided

by any agreement between the Company and a Covered Person, the By-Laws, by statute, or otherwise.

Section 21. Assignments. The LLC Member may assign, in whole or in part, its limited liability company interest in the Company (the "LLC Interest"); provided, however, such assignment will be subject to prior approval by the Securities and Exchange Commission (the "Commission") pursuant to the rule filing procedure under Section 19 of the Exchange Act. The assignment of the LLC Interest shall entitle the assignee to exercise the rights of the LLC Member of the Company under this LLC Agreement and to enjoy all of the benefits of the LLC Interest.

Section 22. Dissolution.

(a) The Company shall be dissolved and its affairs shall be wound up upon the first to occur of the following: (i) the consent of the LLC Member and a majority of the whole Board, (ii) the termination of the legal existence of the LLC Member or the occurrence of any other event that terminates the continued membership of the LLC Member in the Company unless the Company is continued without dissolution in a manner permitted by this LLC Agreement or the LLC Act or (iii) the entry of a decree of judicial dissolution under Section 18-802 of the LLC Act.

(b) Notwithstanding any other provision of this LLC Agreement, the Bankruptcy of the LLC Member shall not cause the LLC Member to cease to be an LLC Member of the Company and upon the occurrence of such an event, the Company shall continue without dissolution.

(c) In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, set forth in Section 18-804 of the LLC Act.

(d) The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the LLC Member in the manner provided for in this LLC Agreement and (ii) the Certificate of Formation shall have been canceled in the manner required by the LLC Act.

Section 23. Benefits of LLC Agreement - No Third-Party Rights. None of the provisions of this LLC Agreement shall be for the benefit of or enforceable by any creditor of the Company or by any creditor of the LLC Member. Nothing in this LLC Agreement shall be deemed to create any right in any Person (other than Covered Persons and to the extent provided in Article II of the By-Laws, Exchange Members) not a party hereto, and this LLC Agreement shall not be construed in any respect to be a contract in whole or in part for the benefit of any third Person (other than the Covered Persons and to the extent provided in Article II of the By-Laws, Exchange Members).

Section 24. Severability of Provisions. Each provision of this LLC Agreement shall be considered severable and if for any reason any provision or provisions herein are determined to

be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this LLC Agreement which are valid, enforceable and legal.

Section 25. **Entire LLC Agreement.** This LLC Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof.

Section 26. **Binding Agreement.** Notwithstanding any other provision of this LLC Agreement, the LLC Member agrees that this LLC Agreement constitutes a legal, valid and binding agreement of the LLC Member and is enforceable against the LLC Member, in accordance with its terms.

Section 27. **Governing Law.** This LLC Agreement shall be governed by and construed under the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

Section 28. **Amendments.**

(a) This LLC Agreement may be modified, altered, supplemented or amended by a resolution adopted by the Board and a written agreement executed and delivered by the LLC Member.

(b) Before any amendment to, or repeal of, any provision of this LLC Agreement shall be effective, those changes shall be submitted to the Board of Directors of the Company and if such amendment or repeal must be filed with or filed with and approved by the Commission, then the proposed changes to this LLC Agreement shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

Section 29. **Notices.** Any notices required to be delivered hereunder shall be in writing and personally delivered, mailed or sent by telecopy, electronic mail or other similar form of rapid transmission, and shall be deemed to have been duly given upon receipt (i) in the case of the Company, to the Company at its address in Section 3, (ii) in the case of the LLC Member, to the LLC Member at its address as set forth in Section 6, and (iii) in the case of either of the foregoing, at such other address as may be designated by written notice to the other party.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Third Amended and Restated Limited Liability Company Agreement as of the 12th day of November, 2020.

MEMBER:

MIAMI INTERNATIONAL HOLDINGS, INC.

By: Thomas P. Gallagher

Thomas P. Gallagher
Chairman and Chief Executive Officer

SCHEDULE A

Definitions

A. Definitions

When used in this LLC Agreement, the following terms not otherwise defined herein have the following meanings:

An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

"Bankruptcy" means, with respect to any Person, if (A) such Person (i) makes an assignment for the benefit of creditors, (ii) files a voluntary petition in bankruptcy, (iii) is adjudged a bankrupt or insolvent, or has entered against it an order for relief, in any bankruptcy or insolvency proceedings, (iv) files a petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of this nature, or (vi) seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the Person or of all or any substantial part of its properties; or (B) (i) 120 days after the commencement of any proceeding against the Person seeking reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, the proceeding has not been dismissed, or (ii) within 90 days after the appointment without such Person's consent or acquiescence of a trustee, receiver or liquidator of such Person or of all or any substantial part of its properties, the appointment is not vacated or stayed, or within 90 days after the expiration of any such stay, the appointment is not vacated. The foregoing definition of "Bankruptcy" is intended to replace and shall supersede and replace the definition of "Bankruptcy" set forth in Sections 18-101(1) and 18-304 of the LLC Act.

"Board" or "Board of Directors" means the Board of Directors of the Company.

"By-Laws" has the meaning set forth in Section 9(c).

"Certificate of Formation" means the Certificate of Formation of the Company filed with the Secretary of State of the State of Delaware on September 10, 2007 as amended or amended and restated from time to time.

"Commission" means the Securities and Exchange Commission.

"Company" means Miami International Securities Exchange, LLC, a Delaware limited liability company.

"Covered Persons" has the meaning set forth in Section 20.

"Directors" means the Persons elected or appointed to the Board of Directors from time to time in accordance with this LLC Agreement and the By-Laws, in their capacity as managers of the Company.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a member of the Company by reason of being an Exchange Member.

"LLC Act" has the meaning set forth in the preamble to this LLC Agreement.

"LLC Agreement" means this Limited Liability Company Agreement of the Company, together with the schedules attached hereto, as amended, restated, supplemented or otherwise modified from time to time.

"LLC Interest" has the meaning set forth in Section 21.

"LLC Member" means Miami International Holdings, Inc., as the sole member of the Company.

"Officer" means an officer of the Company described in Section 10.

"Person" means any individual, corporation, partnership, joint venture, limited liability company, limited liability partnership, association, joint stock company, trust, unincorporated organization or other organization, whether or not a legal entity, and any governmental authority.

"Regulatory Funds" means fees, fines, or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

B. Rules of Construction

Definitions in this LLC Agreement apply equally to both the singular and plural forms of the defined terms. The words "include" and "including" shall be deemed to be followed by the phrase "without limitation." The terms "herein," "hereof" and "hereunder" and other words of similar import refer to this LLC Agreement as a whole and not to any particular Section, paragraph or subdivision. The Section titles appear as a matter of convenience only and shall not affect the interpretation of this LLC Agreement. All Section, paragraph, clause, Exhibit or Schedule references not attributed to a particular document shall be references to such parts of this LLC Agreement.

AMENDED AND RESTATED
BY-LAWS
OF
MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
(a Delaware limited liability company)

These Amended and Restated By-Laws have been established as the By-Laws of Miami International Securities Exchange, LLC, a Delaware limited liability company (the "Company"), pursuant to the Limited Liability Company Agreement of the Company (as amended from time to time, the "LLC Agreement"), and, together with the LLC Agreement, constitute the limited liability company agreement of the Company within the meaning of the LLC Act (as defined in the LLC Agreement). In the event of any inconsistency between the LLC Agreement and these By-Laws, the provision of the LLC Agreement shall control.

ARTICLE I
Definitions

When used in these By-Laws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e) "Certificate of Formation" means the Certificate of Formation of the Company filed with the office of the Secretary of State of the State of Delaware on September 10, 2007 as amended or amended and restated from time to time.

(f) "Commission" means the Securities and Exchange Commission.

(g) "Company" means Miami International Securities Exchange, LLC, a Delaware limited liability company.

(h) "day" means calendar day.

(i) "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(j) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the LLC Agreement and these By-Laws in their capacity as managers of the Company.

(k) **[Reserved]**

(l) "ERP Agreement" means the agreement pursuant to which Units were issued.

(m) "ERP Director" means an Industry Director who has been nominated by an ERP Member and appointed to the Board of Directors.

(n) "ERP Member" means an Exchange Member who acquired Units pursuant to an ERP Agreement sufficient to acquire an ERP Director or an Observer position.

(o) "Exchange" means the national securities exchange operated by the Company.

(p) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a member of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(q) "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote, and act on behalf' of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(r) "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided*, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its LLC Member.

(s) "Independent member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(t) "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the Director or 20% or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the Director or member or 20% or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(u) "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the Director or 20% or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the Director or member or 20% or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(v) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by the LLC Member to serve as Member Representative Directors.

(w) "LLC Act" means the Delaware Limited Liability Company Act, 6 §18-101, et seq.

(x) "LLC Member" means any person who maintains a direct ownership interest in the Company. The sole LLC Member of the Company shall be Miami International Holdings, Inc.

(y) "Measurement Period" means the time period over which Units are vested.

(z) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these By-Laws.

(aa) "Member Representative Director" means a Director who has been elected by the LLC Member after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these By-Laws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative Director may, but is not required to be an officer, director, employee, or agent of an Exchange Member.

(bb) "Member Representative member" means a member of any committee or hearing panel appointed by the Board who has been elected or appointed after having been nominated by the Member Nominating Committee pursuant to these By-Laws and who is an officer, director, employee, or agent of an Exchange Member.

(cc) "Nominating Committee" means the Nominating Committee elected pursuant to these By-Laws.

(dd) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(ee) "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(ff) "Observer" has the meaning set forth in Article II, Section 2.2 of these By-Laws.

(gg) "Performance Criteria" means the trades on MIAX in an amount equal to a percentage of the average daily volume of contracts traded on all options exchanges for all option classes listed on MIAX as reported to The Options Clearing Corporation for a specified Measurement Period in an amount such that the ERP Member earns Units during such specified Measurement Period.

(hh) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(ii) "person associated with an Exchange Member" or "associated person of an Exchange Member" means any partner, officer, or director of an Exchange Member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Exchange Member, or any employee of such Exchange Member.

(jj) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(kk) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(ll) "Regulatory Funds" means fees, fines, or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

(mm) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(nn) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

(oo) "Unit" means a combination of securities or types of securities packaged together as one.

ARTICLE II
Board of Directors

Section 2.1 Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these By-Laws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these By-Laws, the Board may delegate any of its powers to a committee appointed pursuant to Article IV or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article IX, Section 9.1.

(c) The Board may adopt such rules, regulations, and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Formation, the LLC Agreement or these By-Laws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under

Section 6(b) of the Act, including, without limitation, the requirements that (i) the Rules shall be designed to protect investors and the public interest and (ii) the Company shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these By-Laws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange. In furtherance of the foregoing, the Board shall, among other things, approve the Exchange's budget which shall be adequate for the operation of the Exchange and for the Exchange to carry out its responsibilities under the Act. In connection therewith, the Board shall approve the Exchange's regulatory budget which shall be adequate for the regulation of the Exchange.

In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board, when evaluating any proposal, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2.2 Composition of the Board and Observer Rights

(a) The number of Directors shall be not less than ten (10) including the Chief Executive Officer of the Company. The number of Directors may be fixed from time to time by the LLC Member at any time in its sole and absolute discretion, upon notice to all Directors subject to the minimum number provided for in this Section 2.2(a). No decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director.

(b) At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i) The number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors (including the ERP Directors) and Member Representative Directors elected pursuant to Article II, or Section 2.4; and

(ii) The number of Member Representative Directors (which shall not include the ERP Directors) shall be at least twenty (20) percent of the Board.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification.

(e) Any ERP Member (either by itself or with its affiliates) that is not otherwise represented on the Board may have the right to nominate one (1) ERP Director or appoint an Observer to the Board of Directors. If at any time such ERP Member is otherwise able to nominate an ERP Director hereunder but is unable to fill such position as a result of such ERP Member already having a representative on the Board, such ERP Member will have the right to nominate such Director in accordance with this Article II, Section 2.2(e) upon the resignation or removal of such Director already serving on the Board. The ERP Member's right to nominate a Director or appoint an Observer pursuant to this Section 2.2(e) shall be perpetual, subject to the provisions of Section 2.3 below.

(f) If an ERP Director position needs to be added pursuant to Article II, Section 2.2(e), such ERP Director shall be nominated by the applicable ERP Member and elected by the LLC Member and additional Director positions shall be added and filled at the same time as the election of the new ERP Director, as required to comply with the requirements set forth in Article II, Section 2.2(a) and (b).

(g) As per Section 2.2(e), a person may be invited to attend meetings of the Board in a nonvoting observer capacity as follows ("Observers"):

(i) Any ERP Member that is not otherwise represented on the Board shall have the right to appoint one individual as an Observer. If the ERP Member is otherwise able to nominate an ERP Director, an Observer appointment would be in lieu of such ERP Director nomination.

(ii) The ERP Member's right to appoint an Observer pursuant to this Section 2.2(g) shall be perpetual, subject to the provisions of Section 2.3 below. An Observer may not be subject to a statutory disqualification.

(iii) The Company shall invite the Observers to attend all meetings of its Board of Directors in a nonvoting observer capacity and, in this respect, shall give such representative copies of all notices, minutes, consents, and other materials that it provides to its Directors at the same time and in the same manner as provided to such Directors; provided, however, that such representative shall agree to hold in confidence and trust and to act in a fiduciary manner with respect to all information so provided; and provided further, that the Company reserves the right to withhold any information and to exclude such representative from any meeting or portion thereof if access to such information or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel or result in disclosure of trade secrets or a conflict of interest.

Section 2.3 Terms of Office

(a) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b) Each of the Non-Industry and Industry Directors (including Member Representative Directors) other than the ERP Directors shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer or the ERP Directors shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article II, Section 2.2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added. The Board term of the ERP Directors shall expire as set forth in Article II, Section 2.3 (c), (d) and (e) below.

(c) In the event that an ERP Member (either by itself or with its affiliates) who has the right to nominate an ERP Director and which fails to meet its Performance Criteria for three consecutive Measurement Periods such that it only meets the required performance criteria of an ERP Member that may appoint an Observer, the individual designated by the non-performing ERP Member shall immediately cease to be an ERP Director of the Company and such ERP Member shall cease to have the right to nominate an ERP Director. Such non-performing ERP Member shall continue to maintain Observer rights as set forth in Article II, Section 2.2(g), subject to the provisions of Section 2.3(e) below. Notwithstanding the foregoing, in the event that the non-performing ERP Member satisfies the Performance Criteria for a subsequent Measurement Period, then such ERP Member may renominate an ERP Director for election at the immediately following annual meeting of the Company.

(d) In the event that an ERP Member (either by itself or with its affiliates) who has the right to appoint an Observer and which fails to meet its Performance Criteria for three consecutive Measurement Periods, the individual designated by the non-performing ERP Member shall immediately cease to be an Observer and such non-performing ERP Member shall cease to have the right to appoint an Observer. Notwithstanding the foregoing, in the event that the non-performing ERP Member satisfies the Performance Criteria for a subsequent Measurement Period, then such ERP Member may reappoint an Observer.

(e) An individual ERP Director or Observer position shall be immediately terminated following the transfer of common stock or warrants of the LLC Member acquired pursuant to the ERP Agreement by an ERP Member which, after giving effect to such transfer, results in such

ERP Member holding less than 20% of the aggregate number of shares of common stock of the LLC Member issued or issuable pursuant to the Units acquired pursuant to the ERP Agreement collectively.

Section 2.4 Nomination and Election

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of the LLC Member that year. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 2.4. For Director positions requiring persons who qualify as ERP Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the applicable ERP Members having the right to nominate such person pursuant to Article II, Section 2.2 of these By-Laws.

(b) The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director may, but is not required to be an officer, director, employee, or agent of an Exchange Member.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual meeting of the LLC Member, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 2.4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member (the "Record Date" for purposes of this Section 2.4), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e) If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual LLC Member meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Candidates and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by the LLC Member. Tie votes by the Exchange Members shall be decided by the Member Nominating Committee.

Section 2.5 [Reserved]

Section 2.6 Chairman of the Board

The Board shall appoint one of the Directors to serve as the Chairman of the Board ("Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; provided, however, that if the Chairman is the Chief Executive Officer he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. If the Chairman is the Chief Executive Officer, the Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director, if any, and the means by which interested parties may communicate with such Lead Director.

Section 2.7 Vice Chairman

Each year following the annual election of the Directors, the Board may select a Vice Chairman of the Board (the "Vice Chairman") to serve for a term of one year and until a successor is elected or appointed and qualified. The Vice Chairman shall (i) preside over the meetings of the Board in the event the Chairman of the Board is absent or unable to do so, and (ii) exercise such other powers and perform such other duties as are delegated to the Vice Chairman of the Board by the Board.

Section 2.8 Vacancies

(a) Whenever any Director position becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal, or resignation, the Nominating Committee shall nominate, and the LLC Member shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship as provided in Article II, Section 2.2(b) to fill such vacancy; *provided*, however, that if the remaining term of office of a Member Representative Director at the time of such Director's termination is not more than six months, during the period of vacancy the Board shall not be deemed to be in violation of Article II, Section 2.2(b) by virtue of such vacancy.

(b) If the LLC Member fills a vacancy resulting from a Member Representative Director position becoming vacant prior to the expiration of such Member Representative Director's term, or resulting from the creation of an additional Member Representative Director position required by an increase in the size of the Board, then the LLC Member shall follow the procedures set forth in this Section 2.8(b). In such an event, the Member Nominating Committee shall either (i) recommend an individual to the LLC Member to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the LLC Member from which the LLC Member shall elect the individual to fill such vacancy. The LLC Member shall elect, pursuant to this Section 2.8(b), only individuals recommended by the Member Nominating Committee.

(c) If an ERP Director position becomes vacant for a reason other than failure by an ERP Member to meet its Performance Criteria as set forth in Article II, Section 2.3(c), then the LLC Member shall follow the procedures set forth in this Section 2.8(c). In such an event, the Nominating Committee shall recommend an individual to the LLC Member to be elected to fill such vacancy that has been nominated by the applicable ERP Member having the right to nominate such person pursuant to Article II, Section 2.2 of these By-Laws. The LLC Member shall elect, pursuant to this Section 2.8(c), only individuals recommended by the Nominating Committee.

Section 2.9 Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by the LLC Member, and may be removed by the Board of Directors in the manner provided by Article II, Section 2.9(b) below; provided, however, that any Member Representative Director or ERP Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors: (i) that the Director no longer satisfies the classification for which the Director was elected; and (ii) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article II, Section 2.2(b).

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 2.10 Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 2.11 Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 2.12 Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman, the Chief Executive Officer or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 2.13 Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 2.14 Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Formation, the LLC Agreement or these By-Laws.

Section 2.15 Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 2.16 Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Formation, the LLC Agreement or these By-Laws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 2.17 Waiver of Notice

(a) Whenever notice is required to be given by law, the Certificate of Formation, the LLC Agreement or these By-Laws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 2.18 Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 2.19 Interpretation of By-Laws

The Board shall have the power to interpret these By-Laws and any interpretation made by it shall be final and conclusive.

Section 2.20 Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

ARTICLE III
The LLC Member

Section 3.1 Annual Meeting; Election of Directors and Other Matters

The annual meeting of the LLC Member shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting.

Section 3.2 Special Meetings

Special meetings of the LLC Member, for any purpose or purposes, may be called by the Chairman, the Board, the Chief Executive Officer or the President, and shall be called by the Secretary at the request in writing of the LLC Member. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of the LLC Member shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3.3 Action in Lieu of Meeting

Any action upon which a vote of the LLC Member is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the LLC Member.

Section 3.4 Assignment

The LLC Member may not transfer or assign in whole or in part its limited liability company interest in the Company to any entity, unless such transfer or assignment shall be filed with and approved by the Commission under Section 19 of the Exchange Act and the rules promulgated thereunder.

ARTICLE IV
Committees

Section 4.1 Designation of Committees

(a) **Committees of the Board**. The committees of the Board shall consist of an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be provided in these By-Laws or the Rules or as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these By-Laws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

(b) **Committees of the Exchange.** The Exchange also shall have such other committees as may be provided in these By-Laws or the Rules or as may be from time to time created by the Board. Except as may be otherwise provided in these By-Laws, the Rules or the resolution of the Board establishing any such other committee, the Chairman or his or her designee, with the approval of the Board, shall appoint the members of such Exchange committees (other than the committees of the Board) and may designate, with the approval of the Board, a Chairman thereof. Except as may be otherwise provided in these By-Laws or the Rules, the Chairman or his or her designee may, at any time, with or without cause, remove any member of any such Exchange committee.

Section 4.2 Board Committees - Appointment and Removal; Vacancies; Term

(a) Except as may be otherwise provided in these By-Laws, the Rules or the resolution of the Board establishing any committee, the Chairman, with the approval of the Board, shall appoint, consistent with these By-Laws, the members of all committees of the Board, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and except as provided in these By-Laws may include persons who are not members of the Board; provided, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article IV.

(b) Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Non-Industry, or Independent member. The Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information. A committee member may not be subject to a statutory disqualification.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article IV.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by the By-Laws, members of a committee shall hold office for a one-year period.

Section 4.3 Conduct of Proceedings

Except as otherwise provided in these By-Laws, the Rules, the Charter of the committee or by the Board by resolution, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. In the absence of any such established procedures, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these By-Laws. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 4.4 Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the By-Laws, the Rules or the Charter of the committee, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these By-Laws, the Rules or the Charter of the committee.

Section 4.5 Specified Board Committees

(a) **Compensation Committee**. The Chairman, with the approval of the Board, may appoint a Compensation Committee, and if not so appointed, references to the Compensation Committee herein shall refer to the entire Board. If a Compensation Committee is so appointed, each member of the Compensation Committee shall be a Non-Industry Director. The Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the Company, in each case if and to the extent that such officers or employees are paid by the Company.

(b) **Audit Committee**. The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (i) provide oversight over the Company's financial reporting process and the financial information that is provided to the LLC Member and others; (ii) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; and (iii) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (i) hire or terminate the head of the Company's Internal Audit Department; (ii) determine the compensation of the head of the Internal Audit Department; and (iii) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) **Regulatory Oversight Committee**. The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee consisting of Non-Industry Directors. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of Exchange's regulatory and self-regulatory organization responsibilities, and shall be responsible for assessing the Exchange's regulatory performance. The Regulatory Oversight Committee shall also, in consultation with the Chief Executive Officer of the Company, be responsible for establishing the goals, assessing the performance, and fixing the compensation of the Chief Regulatory Officer, and for recommending personnel actions involving the Chief Regulatory Officer and senior regulatory personnel to the Board for action. The Regulatory Oversight Committee shall also assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions. In furtherance of its functions, the Regulatory Oversight Committee (i) shall review the Exchange's regulatory budget, which shall be approved by the Board of Directors, and shall specifically inquire into the adequacy of resources available in the budget for regulatory activities; and (ii) shall meet regularly with the Chief Regulatory Officer in executive session. To the extent that the Chief Executive Officer of the Company has any indirect supervisory responsibility for the role or function of the Chief Regulatory Officer, including but not limited to, implementation of the budget for the regulatory function or regulatory personnel matters, the Regulatory Oversight Committee shall take all steps reasonably necessary to ensure that the Chief Executive Officer does not compromise the regulatory autonomy and independence of the Chief Regulatory Officer or the regulatory function.

(d) **Appeals Committee**. The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e) **Executive Committee**. The Chairman, with the approval of the Board, may appoint an Executive Committee consisting of Directors, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) **Finance Committee**. The Chairman, with the approval of the Board, may appoint a Finance Committee consisting of Directors. A majority of the Finance Committee members shall be Non–Industry Directors. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

Section 4.6 Business Conduct Committee

There shall be a Business Conduct Committee which shall not be a Board Committee but shall be a committee of the Exchange. The Chairman shall appoint a Business Conduct Committee composed of such number of Exchange Members and individuals who are not Exchange Members as the Chairman shall deem necessary, none of whom shall be Directors. The Business Conduct Committee or any panel thereof shall include at least one officer, director or employee of an Exchange Member.

The jurisdiction, function and powers shall be exercised by the Business Conduct Committee in accordance with the provisions set forth in the MIAX Rules.

ARTICLE V
Nominating Committees

Section 5.1 Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by vote of the LLC Member. The LLC Member shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article V within fifteen (15) days after the Exchange's application for registration as a national securities exchange is granted. Because the first annual meeting of the LLC Member is intended to be held within ninety (90) days after the Exchange's application for registration as a national securities exchange is granted, the initial Nominating Committee and Member Nominating Committee shall serve until the second annual meeting of the LLC Member. Not later than sixty (60) days prior to the date announced as the date for each annual meeting of the LLC Member commencing with the second annual meeting of the LLC Member, the Nominating Committee and the Member Nominating Committee shall nominate candidates to serve on the succeeding year's Nominating Committee and Member Nominating Committee, as applicable, and notify the Secretary of such nominees. Such candidates shall be voted on by the LLC Member at the annual meeting of the LLC Member. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article II, Section 2.4.

Section 5.2 Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual LLC Member meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article II, Section 2.2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may not simultaneously serve on the Nominating Committee and the Board, unless such member is in his or her final year of service on the Board, and following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee. No more than one (1) member of the Nominating Committee shall be a current Director, and such Director shall be a Non-Industry Director.

Section 5.3 Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or the LLC Member under the terms of these By-Laws. Each member of the Member Nominating Committee shall be a Member Representative member and shall not be required to be a Director of the Company.

ARTICLE VI
Officers, Agents and Employees

Section 6.1 General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Financial Officer, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company, including but not limited to a Vice Chairman. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person. No person that is subject to any statutory disqualification may be an officer of the Company.

Section 6.2 Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 6.3 Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President, or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c) Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 6.4 Compensation

The compensation of all officers and agents of the Company shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

Section 6.5 Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the

Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6.6 Chief Executive Officer

The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 6.7 President

The President shall, in the absence of the Chairman, the Vice Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 6.8 Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 6.9 Chief Financial Officer

The Chief Financial Officer shall perform such duties and possess such powers as the Board or the Chief Executive Officer may from time to time prescribe. The Chief Financial Officer shall have the custody of the Company's funds and securities; shall keep full and accurate all books and accounts of the Company as shall be necessary or desirable in accordance with applicable law or generally accepted accounting principles; shall deposit all monies and other valuable effects in the name and to the credit of the Company as may be ordered by the Chief Executive Officer or the Board; shall cause the funds of the Company to be disbursed when such disbursements have been duly authorized, taking proper vouchers for such disbursements; and shall render to the Board, at its regular meeting or when the Board so requires, an account of the Company.

Section 6.10 Chief Regulatory Officer

An officer of the Company with the position of Vice President, Senior Vice President or Executive Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall report to the Regulatory Oversight Committee. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 6.11 Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 6.12 Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 6.13 Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 6.14 Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

ARTICLE VII
Indemnification and Insurance

Section 7.1 Right to Indemnification

Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or an officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to any employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the LLC Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than the LLC Act permitted the Company to provide prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such indemnitee in connection therewith; provided, however, that except as provided in Section 7.3 with respect to proceedings seeking to enforce rights to indemnification, the Company shall indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

Section 7.2 Right to Advancement of Expenses

The right to indemnification conferred in Section 7.1 shall include the right to be paid by the Company the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the LLC Act requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Company of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section 7.2 or otherwise.

Section 7.3 Right of Indemnitee to Bring Suit

If a claim under Section 7.1 or Section 7.2 is not paid in full by the Company within thirty (30) days after a written claim has been received by the Company, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit.

In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right of an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the Company shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the LLC Act. Neither the failure of the Company (including its Board of Directors, independent legal counsel or the LLC Member) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Act, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or the LLC Member) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VII or otherwise shall be on the Company.

Section 7.4 Non-Exclusivity of Rights

The right to indemnification and the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the LLC Agreement, provision of these By-Laws, agreement, vote of the LLC Member or disinterested directors or otherwise.

Section 7.5 Insurance

The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the law.

Section 7.6 Indemnification of Employees and Agents of the Company

The Company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to the advancement of expenses, to any employee or agent of the Company to the fullest extent of the provisions of this Article VII with respect to the indemnification and advancement of expenses of directors and officers of the Company.

Section 7.7 Contract Rights

The rights to indemnification and to the advancement of expenses conferred in Section 7.1 and Section 7.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

Section 7.8 Company Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

ARTICLE VIII
Amendments; Emergency By-Laws

Section 8.1 By the LLC Member or Board

These By-Laws may be altered, amended, or repealed, or new By-Laws may be adopted, (i) by the written consent of the LLC Member, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 8.2 Emergency By-Laws

The Board may adopt emergency By-Laws subject to repeal or change by action of the LLC Member which shall, notwithstanding any different provision of law, the Certificate of Formation, the LLC Agreement or these By-Laws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency By-Laws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 8.3 Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system or any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

Section 8.4 Commission Approval

Before any amendment to, alteration or repeal of any provision of the By-Laws of the Company under this Article VIII shall be effective, those changes shall be submitted to the Board and if the same must be filed with or filed with and approved by the Commission, then the proposed changes to the By-Laws of the Company shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

ARTICLE IX
Exchange Authorities

Section 9.1 Rules

The Board, acting in accordance with the terms of these By-Laws and the Rules, shall be vested with all powers necessary for the government of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these By-Laws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 9.2 Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions, and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions, and operations of a person associated with an Exchange Member, or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its LLC Member;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the By-Laws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 9.3 Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 9.4 Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; provided, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and any other persons using any facility or system that the Company operates or controls. Any Regulatory Funds will not be used for non-regulatory purposes or distributed to the LLC Member, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE X
Miscellaneous Provisions

Section 10.1 Operational Date of Exchange

The Company has been formed in anticipation of its registration by the Commission as a national securities exchange. During the period between formation and the first date on which the Company commences operating a national securities exchange (the "Operational Date"):

(a) references in the Agreement and By-Laws to "the national securities exchange operated by the Company" shall be construed as references to "the national securities exchange to be operated by the Company"; and

(b) the Board of Directors of the Company may appoint members of the committees to be established under the By-Laws, but shall not be required to appoint all such committee members until the date immediately prior to the Operational Date.

Section 10.2 Fiscal Year

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 10.3 Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board, Observers, officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of Miami International Holdings, Inc. who are not also members of the Board, Observers, or any officers, staff, counsel or advisors of Miami International Holdings, Inc. who are not also officers, staff, counsel or advisors of the Company (or any committees of the Company), be allowed to participate in any meetings of the Board (or any committee of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 10.4 Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Company, members of the Board, Observers, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 10.5 Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes, or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 10.6 Power to Vote Stock

Unless otherwise instructed by the Board, the Chairman or the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of the stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board may from time to time confer like powers upon any other person or persons.

Section 10.7 Severability

If any provision of these By-Laws, or the application of any provision of these By-Laws to any person or circumstances, is held invalid, the remainder of these By-Laws and the application of such provision to other persons or circumstances shall not be affected.

Effective Date: February 10, 2025

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:06 AM 11/12/2020
FILED 10:06 AM 11/12/2020
SR 20208354510 - File Number 6528291

AMENDED AND RESTATED
CERTIFICATE OF FORMATION
OF
MIAX EMERALD, LLC

This filing has been executed and filed in accordance with Section 18-208 of the Limited Liability Company Act. This document is being executed for the purpose of amending and restating the original Certificate of Formation, filed on January 30, 2018, under file number: 6528291.

1. The name of the limited liability company is **MIAX Emerald, LLC** (the "Company").

2. The address of the registered office of the Company in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle, ZIP Code 19801, and the name of the registered agent at such address for service of process is The Corporation Trust Company.

3. This Certificate shall be effective upon filing.

4. The duration of this limited liability company will be perpetual.

IN WITNESS WHEREOF, the undersigned, an authorized person, has signed this certificate this 12th day of November, 2020.

MIAX EMERALD, LLC

By: ______________________
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
MIAX EMERALD, LLC
(a Delaware limited liability company)

Miami International Holdings, Inc., a Delaware corporation, the sole member (the "LLC Member") of **MIAX Emerald, LLC**, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del.C. § 18-101, et seq. (the "LLC Act"), hereby declares the following to be the Second Amended and Restated Limited Liability Company Agreement (the "LLC Agreement") of the Company which amends and restates in its entirety the Amended and Restated Limited Liability Company Agreement dated December 21, 2018 of the Company. Capitalized terms not otherwise defined herein shall have the meanings set forth on Schedule A to this LLC Agreement.

Section 1. Formation of the Company. The Company has been formed as a limited liability company under the LLC Act by the filing of a Certificate of Formation with the Office of the Secretary of State of the State of Delaware. The LLC Member agrees to be bound by and comply with the provisions thereof and hereof.

Section 2. Name. The name of the Company is "MIAX Emerald, LLC".

Section 3. Principal Place of Business. The location of the principal place of business of the Company shall be 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540, or such other place as determined by the Board of Directors from time to time.

Section 4. Registered Office; Registered Agent. The registered office of the Company required by the LLC Act to be maintained in the State of Delaware shall be 1209 Orange Street in the City of Wilmington, County of New Castle, ZIP Code 19801 or such other office as the Board of Directors may designate from time to time. The registered agent for the Company shall be The Corporation Trust Company or such other registered agent as the Board of Directors may designate from time to time.

Section 5. Term. The Company shall continue until the Company is terminated in accordance with the provisions of this LLC Agreement.

Section 6. LLC Member. Miami International Holdings, Inc. is the sole LLC Member of the Company. The mailing address of the LLC Member is 7 Roszel Road, Suite 1A, Princeton, NJ 08504.

Section 7. Purpose of the Company. The purpose of the Company shall be to conduct the operations of an "exchange" within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and to conduct any lawful business or activity whatsoever, as permitted by applicable law and as determined from time to time by the board of directors of the Company (the "Board of Directors").

Section 8. Powers. The Company, and the Board of Directors and the Officers of the Company on behalf of the Company, (i) shall have and exercise all powers necessary, convenient or incidental to accomplish its purposes as set forth in Section 7 and (ii) shall have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the LLC Act.

Section 9. Management.

(a) Board of Directors. The business and affairs of the Company shall be managed by or under the direction of a Board of Directors. Each Director is hereby designated as a "manager" within the meaning of the LLC Act. All Directors shall be elected by the LLC Member in the manner described in the By-Laws (as defined below). Each Director shall execute and deliver an instrument accepting such appointment and agreeing to be bound by all the terms and conditions of this LLC Agreement and the By-Laws. A Director need not be an LLC Member or an Exchange Member.

(b) Powers. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. The Board of Directors has the authority to bind the Company.

(c) By-Laws. The Company, the LLC Member and the Board of Directors have adopted the By-Laws of the Company, as the same may be amended from time to time in accordance with the terms therein and in this LLC Agreement (the "By-Laws"). Each member of the Board of Directors, each Officer and the LLC Member shall be subject to the express provisions of this LLC Agreement and of the By-Laws. In case of any conflict between the provisions of this LLC Agreement and any provisions of the By-Laws, the provisions of this LLC Agreement shall control.

(d) Directors as Agents. To the extent of their powers set forth in this LLC Agreement, the Directors are agents of the Company for the purpose of the Company's business, and the actions of the Directors taken in accordance with such powers set forth in this LLC Agreement shall bind the Company. Notwithstanding the last sentence of Section 18-402 of the LLC Act, except as provided in this LLC Agreement, the By-Laws or in a resolution of the Directors, a Director may not bind the Company.

Section 10. Officers.

(a) Officers of the Company. Except as provided herein, the Board may, from time to time as it deems advisable, select natural persons who are employees or agents of the Company and designate them as officers of the Company (the "Officers") and assign titles (including, without limitation, Chief Executive Officer, Vice President, Chief Financial Officer, Chief Regulatory Officer, Secretary and Treasurer) to any such person. The Board may appoint such other Officers and agents as it shall deem necessary or advisable who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board. The salaries of all Officers and agents of the Company shall be fixed by or in the manner prescribed by the By-Laws. The Officers of the Company shall hold office until their successors are chosen and qualified. Any Officer may be removed at any time, with or without cause, by the Board. Any vacancy occurring in any office of the Company shall be filled by the Board.

(b) Officers as Agents. The Officers, to the extent of their powers set forth in this LLC Agreement, the By-Laws or otherwise vested in them by action of the Board not inconsistent with this LLC Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the Officers taken in accordance with such powers shall bind the Company.

(c) Duties of Board and Officers. Except to the extent otherwise modified herein, each Director and Officer shall have a fiduciary duty of loyalty and care similar to that of directors and officers of business corporations organized under the General Corporation Law of the State of Delaware.

Section 11. Advisory Board. The LLC Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Board.

Section 12. Limited Liability. Except as otherwise expressly provided by the LLC Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise (including, without limitation, those arising as member, owner or shareholder of another company, partnership or entity), shall be the debts, obligations and liabilities solely of the Company, and neither the LLC Member nor any Director or Officer shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being an LLC Member or Director or Officer of the Company.

Section 13. Capital Contributions. The LLC Member has contributed to the Company the amounts set forth in the books and records of the Company.

Section 14. Additional Contributions. The LLC Member is not required to make any additional capital contribution to the Company. However, the LLC Member may make additional capital contributions to the Company at any time upon the consent of such LLC Member. To the extent that the LLC Member makes an additional capital contribution to the Company, the LLC Member shall revise the books and records of the Company. The provisions of this LLC Agreement, including this Section 14, are intended to benefit the LLC Member and, to the fullest extent permitted by law, shall not be construed as conferring any benefit upon any creditor of the Company (and no such creditor of the Company shall be a third-party beneficiary of this LLC Agreement), and the LLC Member shall not have any duty or obligation to any creditor of the Company to make any contribution to the Company or to issue any call for capital pursuant to this LLC Agreement.

Section 15. Allocation of Profits and Losses. The Company's profits and losses shall be allocated to the LLC Member.

Section 16. **Distributions.** Distributions shall be made to the LLC Member at the times and in the aggregate amounts determined by the Board. Notwithstanding any provision to the contrary contained in this LLC Agreement, (i) the Company shall not be required to make a distribution to the LLC Member on account of its interest in the Company if such distribution would violate the LLC Act or any other applicable law, and (ii) the Company shall not make a distribution to the LLC Member using Regulatory Funds.

Section 17. **Books and Records.**

(a) The Board shall keep or cause to be kept complete and accurate books of account and records with respect to the Company's business. The books and records of the Company shall at all times be maintained by the Board at a location within the United States. The LLC Member and its duly authorized representatives shall have the right to examine the Company books, records and documents during normal business hours. The Company, and the Board on behalf of the Company, shall not have the right to keep confidential from the LLC Member any information that the Board would otherwise be permitted to keep confidential from the LLC Member pursuant to Section 18-305(c) of the LLC Act. The Company's books of account shall be kept using the method of accounting determined by the LLC Member. The Company's independent auditor shall be an independent public accounting firm selected by the Board.

(b) All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Company, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 18. **Reports.** The Board shall, after the end of each fiscal year, use reasonable efforts to cause the Company's independent accountants to prepare and transmit to the LLC Member as promptly as possible any such tax information as may be reasonably necessary to enable the LLC Member to prepare its federal, state and local income tax returns relating to such fiscal year.

Section 19. **Other Business.** Unless otherwise restricted by law, the LLC Member, and any Officer, Director, employee or agent of the Company and any Affiliate of the LLC Member may engage in or possess an interest in other business ventures (unconnected with the Company) of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this LLC Agreement.

Section 20. Exculpation and Indemnification.

(a) Neither the LLC Member nor any Officer, Director, employee or agent of the Company nor any employee, representative, agent or affiliate of the LLC Member (collectively, the "Covered Persons") shall be liable to the Company or any other Person who is bound by this LLC Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's willful misconduct.

(b) To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 20 by the Company shall be provided out of and to the extent of Company assets only, and the LLC Member shall not have personal liability on account thereof.

(c) To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 20.

(d) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets from which distributions to the LLC Member might properly be paid.

(e) To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this LLC Agreement shall not be liable to the Company or to any other Covered Person who is bound by this LLC Agreement for its good faith reliance on the provisions of this LLC Agreement or any approval or authorization granted by the Company or any other Covered Person.

(f) The foregoing provisions of this Section 20 shall survive any termination of this LLC Agreement and are in addition to any indemnification of Covered Persons provided

by any agreement between the Company and a Covered Person, the By-Laws, by statute, or otherwise.

Section 21. Assignments. The LLC Member may assign, in whole or in part, its limited liability company interest in the Company (the "LLC Interest"); provided, however, such assignment will be subject to prior approval by the Securities and Exchange Commission (the "Commission") pursuant to the rule filing procedure under Section 19 of the Exchange Act. The assignment of the LLC Interest shall entitle the assignee to exercise the rights of the LLC Member of the Company under this LLC Agreement and to enjoy all of the benefits of the LLC Interest.

Section 22. Dissolution.

(a) The Company shall be dissolved and its affairs shall be wound up upon the first to occur of the following: (i) the consent of the LLC Member and a majority of the whole Board, (ii) the termination of the legal existence of the LLC Member or the occurrence of any other event that terminates the continued membership of the LLC Member in the Company unless the Company is continued without dissolution in a manner permitted by this LLC Agreement or the LLC Act or (iii) the entry of a decree of judicial dissolution under Section 18-802 of the LLC Act.

(b) Notwithstanding any other provision of this LLC Agreement, the Bankruptcy of the LLC Member shall not cause the LLC Member to cease to be an LLC Member of the Company and upon the occurrence of such an event, the Company shall continue without dissolution.

(c) In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, set forth in Section 18-804 of the LLC Act.

(d) The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the LLC Member in the manner provided for in this LLC Agreement and (ii) the Certificate of Formation shall have been canceled in the manner required by the LLC Act.

Section 23. Benefits of LLC Agreement - No Third-Party Rights. None of the provisions of this LLC Agreement shall be for the benefit of or enforceable by any creditor of the Company or by any creditor of the LLC Member. Nothing in this LLC Agreement shall be deemed to create any right in any Person (other than Covered Persons and to the extent provided in Article II of the By-Laws, Exchange Members) not a party hereto, and this LLC Agreement shall not be construed in any respect to be a contract in whole or in part for the benefit of any third Person (other than the Covered Persons and to the extent provided in Article II of the By-Laws, Exchange Members).

Section 24. Severability of Provisions. Each provision of this LLC Agreement shall be considered severable and if for any reason any provision or provisions herein are determined to

be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this LLC Agreement which are valid, enforceable and legal.

Section 25. **Entire LLC Agreement.** This LLC Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof.

Section 26. **Binding Agreement.** Notwithstanding any other provision of this LLC Agreement, the LLC Member agrees that this LLC Agreement constitutes a legal, valid and binding agreement of the LLC Member and is enforceable against the LLC Member, in accordance with its terms.

Section 27. **Governing Law.** This LLC Agreement shall be governed by and construed under the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

Section 28. **Amendments.**

(a) This LLC Agreement may be modified, altered, supplemented or amended by a resolution adopted by the Board and a written agreement executed and delivered by the LLC Member.

(b) Before any amendment to, or repeal of, any provision of this LLC Agreement shall be effective, those changes shall be submitted to the Board of Directors of the Company and if such amendment or repeal must be filed with or filed with and approved by the Commission, then the proposed changes to this LLC Agreement shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

Section 29. **Notices.** Any notices required to be delivered hereunder shall be in writing and personally delivered, mailed or sent by telecopy, electronic mail or other similar form of rapid transmission, and shall be deemed to have been duly given upon receipt (i) in the case of the Company, to the Company at its address in Section 3, (ii) in the case of the LLC Member, to the LLC Member at its address as set forth in Section 6, and (iii) in the case of either of the foregoing, at such other address as may be designated by written notice to the other party.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Second Amended and Restated Limited Liability Company Agreement as of the 12th day of November, 2020.

MEMBER:

MIAMI INTERNATIONAL HOLDINGS, INC.

By: Thomas P. Gallagher

Thomas P. Gallagher
Chairman and Chief Executive Officer

SCHEDULE A

Definitions

A. Definitions

When used in this LLC Agreement, the following terms not otherwise defined herein have the following meanings:

An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

"Bankruptcy" means, with respect to any Person, if (A) such Person (i) makes an assignment for the benefit of creditors, (ii) files a voluntary petition in bankruptcy, (iii) is adjudged a bankrupt or insolvent, or has entered against it an order for relief, in any bankruptcy or insolvency proceedings, (iv) files a petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of this nature, or (vi) seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the Person or of all or any substantial part of its properties; or (B) (i) 120 days after the commencement of any proceeding against the Person seeking reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, the proceeding has not been dismissed, or (ii) within 90 days after the appointment without such Person's consent or acquiescence of a trustee, receiver or liquidator of such Person or of all or any substantial part of its properties, the appointment is not vacated or stayed, or within 90 days after the expiration of any such stay, the appointment is not vacated. The foregoing definition of "Bankruptcy" is intended to replace and shall supersede and replace the definition of "Bankruptcy" set forth in Sections 18-101(1) and 18-304 of the LLC Act.

"Board" or "Board of Directors" means the Board of Directors of the Company.

"By-Laws" has the meaning set forth in Section 9(c).

"Certificate of Formation" means the Certificate of Formation of the Company filed with the Secretary of State of the State of Delaware on January 30, 2018, as amended or amended and restated from time to time.

"Commission" means the Securities and Exchange Commission.

"Company" means MIAX Emerald, LLC, a Delaware limited liability company.

"Covered Persons" has the meaning set forth in Section 20.

"Directors" means the Persons elected or appointed to the Board of Directors from time to time in accordance with this LLC Agreement and the By-Laws, in their capacity as managers of the Company.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a member of the Company by reason of being an Exchange Member.

"LLC Act" has the meaning set forth in the preamble to this LLC Agreement.

"LLC Agreement" means this Limited Liability Company Agreement of the Company, together with the schedules attached hereto, as amended, restated, supplemented or otherwise modified from time to time.

"LLC Interest" has the meaning set forth in Section 21.

"LLC Member" means Miami International Holdings, Inc., as the sole member of the Company.

"Officer" means an officer of the Company described in Section 10.

"Person" means any individual, corporation, partnership, joint venture, limited liability company, limited liability partnership, association, joint stock company, trust, unincorporated organization or other organization, whether or not a legal entity, and any governmental authority.

"Regulatory Funds" means fees, fines, or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

B. Rules of Construction

Definitions in this LLC Agreement apply equally to both the singular and plural forms of the defined terms. The words "include" and "including" shall be deemed to be followed by the phrase "without limitation." The terms "herein," "hereof" and "hereunder" and other words of similar import refer to this LLC Agreement as a whole and not to any particular Section, paragraph or subdivision. The Section titles appear as a matter of convenience only and shall not affect the interpretation of this LLC Agreement. All Section, paragraph, clause, Exhibit or Schedule references not attributed to a particular document shall be references to such parts of this LLC Agreement.

Amended and Restated
By-Laws
of
MIAX Emerald, LLC
(a Delaware limited liability company)

These Amended and Restated By-Laws have been established as the By-Laws of **MIAX Emerald, LLC**, a Delaware limited liability company (the "Company"), pursuant to the Limited Liability Company Agreement of the Company (as amended from time to time, the "LLC Agreement"), and, together with the LLC Agreement, constitute the limited liability company agreement of the Company within the meaning of the LLC Act (as defined in the LLC Agreement). In the event of any inconsistency between the LLC Agreement and these By-Laws, the provision of the LLC Agreement shall control.

ARTICLE I
Definitions

When used in these By-Laws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e) "Certificate of Formation" means the Certificate of Formation of the Company filed with the office of the Secretary of State of the State of Delaware on January 30, 2018, as amended or amended and restated from time to time.

(f) "Commission" means the Securities and Exchange Commission.

(g) "Company" means MIAX Emerald, LLC, a Delaware limited liability company.

(h) "day" means calendar day.

(i) "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(j) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the LLC Agreement and these By-Laws in their capacity as managers of the Company.

(k) **[Reserved]**

(l) "Exchange" means the national securities exchange operated by the Company.

(m) "Exchange Contract" means a contract that is then listed for trading by the Exchange or that is contemplated by the then current business plan of the Company to be listed for trading by the Exchange within ninety (90) days following such date.

(n) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a member of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(o) "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote, and act on behalf' of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(p) "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided*, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its LLC Member.

(q) "Independent member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(r) "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the Director or 20% or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the Director or member or 20% or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(s) "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the Director or 20% or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the Director or member or 20% or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(t) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by the LLC Member to serve as Member Representative Directors.

(u) "LLC Act" means the Delaware Limited Liability Company Act, 6 §18-101, et seq.

(v) "LLC Member" means any person who maintains a direct ownership interest in the Company. The sole LLC Member of the Company shall be Miami International Holdings, Inc.

(w) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these By-Laws.

(x) "Member Representative Director" means a Director who has been appointed as such to the initial Board of Directors pursuant to Article II, Section 2.5 of these By-Laws, or elected by the LLC Member after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these By-Laws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative

Director may, but is not required to be an officer, director, employee, or agent of an Exchange Member.

(y) "Member Representative member" means a member of any committee or hearing panel appointed by the Board who has been elected or appointed after having been nominated by the Member Nominating Committee pursuant to these By-Laws and who is an officer, director, employee, or agent of an Exchange Member.

(z) "Nominating Committee" means the Nominating Committee elected pursuant to these By-Laws.

(aa) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(bb) "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(cc) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(dd) "person associated with an Exchange Member" or "associated person of an Exchange Member" means any partner, officer, or director of an Exchange Member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Exchange Member, or any employee of such Exchange Member.

(ee) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(ff) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(gg) "Regulatory Funds" means fees, fines, or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

(hh) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(ii) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

ARTICLE II
Board of Directors

Section 2.1 Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these By-Laws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these By-Laws, the Board may delegate any of its powers to a committee appointed pursuant to Article IV or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article IX, Section 9.1.

(c) The Board may adopt such rules, regulations, and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Formation, the LLC Agreement or these By-Laws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (i) the Rules shall be designed to protect investors and the public interest and (ii) the Company shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these By-Laws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange. In furtherance of the foregoing, the Board shall, among other things, approve the Exchange's budget which shall be adequate for the operation of the Exchange and for the Exchange to carry out its responsibilities under the Act. In connection therewith, the Board shall approve the Exchange's regulatory budget which shall be adequate for the regulation of the Exchange.

(e) In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2.2 Composition of the Board

(a) The number of Directors shall be not less than ten (10) including the Chief Executive Officer of the Company. The number of Directors may be fixed from time to time by the LLC Member at any time in its sole and absolute discretion, upon notice to all Directors subject to the minimum number provided for in this Section 2.2(a). No decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director.

(b) At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i) The number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors elected pursuant to Article II, Section 2.4 or Section 2.5; and

(ii) The number of Member Representative Directors shall be at least twenty (20) percent of the Board.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification.

(e) The current Board of Directors consists of the Directors elected by the LLC Member and set forth on Schedule C to the LLC Agreement (the "Current Directors"). In addition to the Current Directors, interim Member Representative Directors shall be elected to the Board of Directors pursuant to the provisions set forth in Article II, Section 2.5 below (the "Interim Member Representative Directors"). The Current Directors and the Interim Member Representative Directors (together, the "Interim Directors") shall not be divided into classes as set forth in Section 2.3(b) and shall serve only until the first annual meeting of the LLC Member following the approval of the Company as a national securities exchange by the Commission, which meeting shall be held within ninety (90) days after the Exchange's application for registration as a national securities exchange is granted.

Section 2.3 Terms of Office

(a) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b) Each of the Non-Industry and Industry Directors (including Member Representative Directors) shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article II, Section 2.2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added.

Section 2.4 Nomination and Election

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of the LLC Member that year. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 2.4.

(b) The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director may, but is not required to be an officer, director, employee, or agent of an Exchange Member.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual meeting of the LLC Member, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 2.4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member (the "Record Date" for purposes of this Section 2.4), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e) If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual LLC Member meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Candidates and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by the LLC Member. Tie votes by the Exchange Members shall be decided by the Member Nominating Committee.

Section 2.5 Interim Directors

(a) The Interim Directors of the Board of Directors shall be appointed by the LLC Member and shall serve until the first annual meeting of the LLC Member following the approval of the Company as a national securities exchange by the Commission, which meeting shall be held within ninety (90) days after the Exchange's application for registration as a national securities exchange is granted. The Interim Member Representative Directors shall be appointed in accordance with the provisions of this Section 2.5.

(b) The Interim Member Representative Directors shall be appointed by the LLC Member by a consent in writing signed by the LLC Member pursuant to the provisions of Article III, Section 3.3 below and in accordance with this Section 2.5 (the "LLC Member Consent"). At least thirty (30) days prior to the date announced as the effective date for the LLC Member Consent (the "Consent Date"), the LLC Member shall report to the Secretary the initial nominees for Interim Member Representative Director positions on the Board that have been approved and submitted by the LLC Member (the "Initial Interim Member Representative Director Nominees"). At least twenty five (25) days prior to the Consent Date the Secretary shall notify the Exchange Member Applicants of those Initial Interim Member Representative Director Nominees (the "Interim Member Representative Director Nominee Notice"). Exchange Member Applicants may identify other candidates ("Interim Member Representative Director Petition Candidates" for purposes of this Section 2.5) for the Interim Member Representative Director positions by delivering to the Secretary, no later than fourteen (14) days after the date of the Interim Member Representative Director Nominee Notice (the "Interim Record Date" for purposes of this Section 2.5), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Member Applicants. An Exchange Member Applicant may endorse as many candidates as there are Interim Member Representative Director positions to be filled. No Exchange Member Applicant, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member Applicant, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded. Exchange Member Applicants means persons and entities who have submitted the Initial Documents for membership in the Exchange, who would meet the qualifications for membership based on the information contained in the Initial Documents. Initial Documents means: either the Exchange Membership Pre-Application Survey or the Exchange Participant Connectivity Request Form.

(c) Each petition for an Interim Member Representative Director Petition Candidate must include a completed questionnaire used to gather information concerning Interim Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member Applicant).

(d) If no valid petitions from Exchange Member Applicants are received by the Interim Record Date, the Initial Interim Member Representative Director Nominees approved and submitted by the LLC Member pursuant to Section 2.5(b) shall be nominated as Interim Member Representative Directors. If one or more valid petitions from Exchange Member Applicants are received by the Interim Record Date, the Secretary shall include such additional nominees, along with the Initial Interim Member Representative Director Nominees, on a list of nominees (the "List of Interim Member Representative Director Candidates"). Upon completion, the List of Interim Member Representative Director Candidates shall be sent by the Secretary to all Exchange Member Applicants that were Exchange Member Applicants on the Interim Record Date by electronic transmission to confirm the nominees for the Interim Member Representative Director positions. The List of Interim Candidates shall be accompanied by a notice regarding the time and date of an election (the "Interim Election Notice") to be held electronically no sooner than five (5) days after the Interim Election Notice is delivered to confirm the Exchange Member Applicants' selections of nominees for Interim Member Representative Directors.

(e) With respect to the election held to determine the final nomination of Interim Member Representative Directors, each Exchange Member Applicant shall have the right to cast one (1) vote for each available Interim Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Interim Candidates and that no Exchange Member Applicant, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member Applicant, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by electronic transmission as set forth in a notice to the Exchange Member Applicants sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Interim Candidates who receive the most votes shall be selected as the nominees for the Interim Member Representative Director positions to be elected by the LLC Member pursuant to the Consent on the Consent Date.

(f) In the event of a tie vote for two or more Interim Member Representative Director positions, the tie will be broken by lot in a manner determined by the LLC Member.

Section 2.6 Chairman of the Board

The Board shall appoint one of the Directors to serve as the Chairman of the Board ("Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; provided, however, that if the Chairman is the Chief Executive Officer he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. If the Chairman is the Chief Executive Officer, the Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director, if any, and the means by which interested parties may communicate with such Lead Director.

Section 2.7 Vice Chairman

Each year following the annual election of the Directors, the Board may select a Vice Chairman of the Board (the "Vice Chairman") to serve for a term of one year and until a successor is elected or appointed and qualified. The Vice Chairman shall (i) preside over the meetings of the Board in the event the Chairman of the Board is absent or unable to do so, and (ii) exercise such other powers and perform such other duties as are delegated to the Vice Chairman of the Board by the Board.

Section 2.8 Vacancies

(a) Whenever any Director position becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal, or resignation, the Nominating Committee shall nominate, and the LLC Member shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship as provided in Article II, Section 2.2(b) to fill such vacancy; *provided*, however, that if the remaining term of office of a Member Representative Director at the time of such Director's termination is not more than six months, during the period of vacancy the Board shall not be deemed to be in violation of Article II, Section 2.2(b) by virtue of such vacancy.

(b) If the LLC Member fills a vacancy resulting from a Member Representative Director position becoming vacant prior to the expiration of such Member Representative Director's term, or resulting from the creation of an additional Member Representative Director position required by an increase in the size of the Board, then the LLC Member shall follow the procedures set forth in this Section 2.8(b). In such an event, the Member Nominating Committee shall either (i) recommend an individual to the LLC Member to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the LLC Member from which the LLC Member shall elect the individual to fill such vacancy. The LLC Member shall elect, pursuant to this Section 2.8(b), only individuals recommended by the Member Nominating Committee.

Section 2.9 Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by the LLC Member, and may be removed by the Board of Directors in the manner provided by Article II, Section 2.9(b) below; provided, however, that any Member Representative Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors: (i) that the Director no longer satisfies the classification for which the Director was elected; and (ii) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article II, Section 2.2(b).

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 2.10 Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 2.11 Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 2.12 Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman, the Chief Executive Officer or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 2.13 Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 2.14 Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Formation, the LLC Agreement or these By-Laws.

Section 2.15 Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 2.16 Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Formation, the LLC Agreement or these By-Laws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 2.17 Waiver of Notice

(a) Whenever notice is required to be given by law, the Certificate of Formation, the LLC Agreement or these By-Laws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 2.18 Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 2.19 Interpretation of By-Laws

The Board shall have the power to interpret these By-Laws and any interpretation made by it shall be final and conclusive.

Section 2.20 Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

ARTICLE III
The LLC Member

Section 3.1 Annual Meeting; Election of Directors and Other Matters

(a) The annual meeting of the LLC Member shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting.

(b) The Interim Directors, including the Interim Member Representative Directors, shall be appointed prior to the Company's commencement of operations as an Exchange. The first annual meeting of the LLC Member shall be held within ninety (90) days after the Company's application for registration as a national securities exchange is granted.

Section 3.2 Special Meetings

Special meetings of the LLC Member, for any purpose or purposes, may be called by the Chairman, the Board, the Chief Executive Officer or the President, and shall be called by the Secretary at the request in writing of the LLC Member. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of the LLC Member shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3.3 Action in Lieu of Meeting

Any action upon which a vote of the LLC Member is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the LLC Member.

Section 3.4 Assignment

The LLC Member may not transfer or assign in whole or in part its limited liability company interest in the Company to any entity, unless such transfer or assignment shall be filed with and approved by the Commission under Section 19 of the Exchange Act and the rules promulgated thereunder.

ARTICLE IV
Committees

Section 4.1 Designation of Committees

(a) **Committees of the Board**. The committees of the Board shall consist of an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be provided in these By-Laws or the Rules or as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these By-Laws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

(b) **Committees of the Exchange.** The Exchange also shall have such other committees as may be provided in these By-Laws or the Rules or as may be from time to time created by the Board. Except as may be otherwise provided in these By-Laws, the Rules or the resolution of the Board establishing any such other committee, the Chairman or his or her designee, with the approval of the Board, shall appoint the members of such Exchange committees (other than the committees of the Board) and may designate, with the approval of the Board, a Chairman thereof. Except as may be otherwise provided in these By-Laws or the Rules, the Chairman or his or her designee may, at any time, with or without cause, remove any member of any such Exchange committee.

Section 4.2 Board Committees - Appointment and Removal; Vacancies; Term

(a) Except as may be otherwise provided in these By-Laws, the Rules or the resolution of the Board establishing any committee, the Chairman, with the approval of the Board, shall appoint, consistent with these By-Laws, the members of all committees of the Board, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and except as provided in these By-Laws may include persons who are not members of the Board; provided, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article IV.

(b) Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Non-Industry, or Independent member. The Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information. A committee member may not be subject to a statutory disqualification.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article IV.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by the By-Laws, members of a committee shall hold office for a one-year period.

Section 4.3 Conduct of Proceedings

Except as otherwise provided in these By-Laws, the Rules, the Charter of the committee or by the Board by resolution, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. In the absence of any such established procedures, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these By-Laws. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 4.4 Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the By-Laws, the Rules or the Charter of the committee, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these By-Laws, the Rules or the Charter of the committee.

Section 4.5 Specified Board Committees

(a) **Compensation Committee**. The Chairman, with the approval of the Board, may appoint a Compensation Committee, and if not so appointed, references to the Compensation Committee herein shall refer to the entire Board. If a Compensation Committee is so appointed, each member of the Compensation Committee shall be a Non-Industry Director. The Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the Company, in each case if and to the extent that such officers or employees are paid by the Company.

(b) **Audit Committee**. The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (i) provide oversight over the Company's financial reporting process and the financial information that is provided to the LLC Member and others; (ii) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; and (iii) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (i) hire or terminate the head of the Company's Internal Audit Department; (ii) determine the compensation of the head of the Internal Audit Department; and (iii) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) **Regulatory Oversight Committee**. The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee consisting of Non-Industry Directors. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of Exchange's regulatory and self-regulatory organization responsibilities, and shall be responsible for assessing the Exchange's regulatory performance. The Regulatory Oversight Committee shall also, in consultation with the Chief Executive Officer of the Company, be responsible for establishing the goals, assessing the performance, and fixing the compensation of the Chief Regulatory Officer, and for recommending personnel actions involving the Chief Regulatory Officer and senior regulatory personnel to the Board for action. The Regulatory Oversight Committee shall also assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions. In furtherance of its functions, the Regulatory Oversight Committee (i) shall review the Exchange's regulatory budget, which shall be approved by the Board of Directors, and shall specifically inquire into the adequacy of resources available in the budget for regulatory activities; and (ii) shall meet regularly with the Chief Regulatory Officer in executive session. To the extent that the Chief Executive Officer of the Company has any indirect supervisory responsibility for the role or function of the Chief Regulatory Officer, including but not limited to, implementation of the budget for the regulatory function or regulatory personnel matters, the Regulatory Oversight Committee shall take all steps reasonably necessary to ensure that the Chief Executive Officer does not compromise the regulatory autonomy and independence of the Chief Regulatory Officer or the regulatory function.

(d) **Appeals Committee**. The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The

Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e) **Executive Committee**. The Chairman, with the approval of the Board, may appoint an Executive Committee consisting of Directors, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) **Finance Committee**. The Chairman, with the approval of the Board, may appoint a Finance Committee consisting of Directors. A majority of the Finance Committee members shall be Non–Industry Directors. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

Section 4.6 Business Conduct Committee

There shall be a Business Conduct Committee which shall not be a Board Committee but shall be a committee of the Exchange. The Chairman shall appoint a Business Conduct Committee composed of such number of Exchange Members and individuals who are not Exchange Members as the Chairman shall deem necessary, none of whom shall be Directors. The Business Conduct Committee or any panel thereof shall include at least one officer, director or employee of an Exchange Member.

The jurisdiction, function and powers shall be exercised by the Business Conduct Committee in accordance with the provisions set forth in the Exchange Rules.

ARTICLE V
Nominating Committees

Section 5.1 Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by vote of the LLC Member. The LLC Member shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article V within fifteen (15) days after the Exchange's application for registration as a national securities exchange is granted. Because the first annual meeting of the LLC Member is intended to be held within ninety (90) days after the Exchange's application for registration as a national securities exchange is granted, the initial Nominating Committee and Member Nominating Committee shall serve until the second annual meeting of the LLC Member. Not later than sixty (60) days prior to the date announced as the date for each annual meeting of the LLC Member commencing with the second annual meeting of the LLC Member, the Nominating Committee and the Member Nominating Committee shall nominate candidates to serve on the succeeding year's Nominating Committee and Member Nominating Committee, as applicable, and notify the Secretary of such nominees. Such candidates shall be voted on by the LLC Member at the annual meeting of the LLC Member. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article II, Section 2.4.

Section 5.2 Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual LLC Member meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article II, Section 2.2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may not simultaneously serve on the Nominating Committee and the Board, unless such member is in his or her final year of service on the Board, and following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee. No more than one (1) member of the Nominating Committee shall be a current Director, and such Director shall be a Non-Industry Director.

Section 5.3 Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or the LLC Member under the terms of these By-Laws. Each member of the Member Nominating Committee shall be a Member Representative member and shall not be required to be a Director of the Company.

ARTICLE VI
Officers, Agents and Employees

Section 6.1 General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Financial Officer, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company, including but not limited to a Vice Chairman. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person. No person that is subject to any statutory disqualification may be an officer of the Company.

Section 6.2 Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 6.3 Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President, or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c) Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 6.4 Compensation

The compensation of all officers, employees and agents of the Company shall be set by the LLC Member, with the exception of the Chief Regulatory Officer, whose compensation shall be set by the Regulatory Oversight Committee as set forth in Article IV, Section 4.5(c) of these By-Laws. As of the date hereof, the Company and the LLC Member have entered into an intercompany services agreement, which provides that the LLC Member and the Company determine the costs and expenses allocated to the Company on an annual basis. The Board from time to time may review the reasonableness of the allocation methodology utilized by the Company.

Section 6.5 Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6.6 Chief Executive Officer

The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 6.7 President

The President shall, in the absence of the Chairman, the Vice Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 6.8 Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 6.9 Chief Financial Officer

The Chief Financial Officer shall perform such duties and possess such powers as the Board or the Chief Executive Officer may from time to time prescribe. The Chief Financial Officer shall have the custody of the Company's funds and securities; shall keep full and accurate all books and accounts of the Company as shall be necessary or desirable in accordance with applicable law or generally accepted accounting principles; shall deposit all monies and other valuable effects in the name and to the credit of the Company as may be ordered by the Chief Executive Officer or the Board; shall cause the funds of the Company to be disbursed when such disbursements have been duly authorized, taking proper vouchers for such disbursements; and shall render to the Board, at its regular meeting or when the Board so requires, an account of the Company.

Section 6.10 Chief Regulatory Officer

An officer of the Company with the position of Vice President, Senior Vice President or Executive Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall report to the Regulatory Oversight Committee. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 6.11 Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 6.12 Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 6.13 Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 6.14 Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

ARTICLE VII
Indemnification and Insurance

Section 7.1 Right to Indemnification

Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or an officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to any employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the LLC Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than the LLC Act permitted the Company to provide prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such indemnitee in connection therewith; provided, however, that except as provided in Section 7.3 with respect to proceedings seeking to enforce rights to indemnification, the Company shall indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

Section 7.2 Right to Advancement of Expenses

The right to indemnification conferred in Section 7.1 shall include the right to be paid by the Company the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the LLC Act requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Company of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 7.2 or otherwise.

Section 7.3 Right of Indemnitee to Bring Suit

If a claim under Section 7.1 or Section 7.2 is not paid in full by the Company within thirty (30) days after a written claim has been received by the Company, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit.

In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right of an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the Company shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the LLC Act. Neither the failure of the Company (including its Board of Directors, independent legal counsel or the LLC Member) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Act, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or the LLC Member) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VII or otherwise shall be on the Company.

Section 7.4 Non-Exclusivity of Rights

The right to indemnification and the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the LLC Agreement, provision of these By-Laws, agreement, vote of the LLC Member or disinterested directors or otherwise.

Section 7.5 Insurance

The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the law.

Section 7.6 Indemnification of Employees and Agents of the Company

The Company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to the advancement of expenses, to any employee or agent of the Company to the fullest extent of the provisions of this Article VII with respect to the indemnification and advancement of expenses of directors and officers of the Company.

Section 7.7 Contract Rights

The rights to indemnification and to the advancement of expenses conferred in Section 7.1 and Section 7.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

Section 7.8 Company Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

ARTICLE VIII
Amendments; Emergency By-Laws

Section 8.1 By the LLC Member or Board

These By-Laws may be altered, amended, or repealed, or new By-Laws may be adopted, (i) by the written consent of the LLC Member, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 8.2 Emergency By-Laws

The Board may adopt emergency By-Laws subject to repeal or change by action of the LLC Member which shall, notwithstanding any different provision of law, the Certificate of Formation, the LLC Agreement or these By-Laws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency By-Laws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 8.3 Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system or any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

Section 8.4 Commission Approval

Before any amendment to, alteration or repeal of any provision of the By-Laws of the Company under this Article VIII shall be effective, those changes shall be submitted to the Board and if the same must be filed with or filed with and approved by the Commission, then the proposed changes to the By-Laws of the Company shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

ARTICLE IX
Exchange Authorities

Section 9.1 Rules

The Board, acting in accordance with the terms of these By-Laws and the Rules, shall be vested with all powers necessary for the government of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these By-Laws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 9.2 Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions, and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions, and operations of a person associated with an Exchange Member, or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its LLC Member;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the By-Laws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 9.3 Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 9.4 Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; provided, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and any other persons using any facility or system that the Company operates or controls. Any Regulatory

Funds will not be used for non-regulatory purposes or distributed to the LLC Member, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE X
Miscellaneous Provisions

Section 10.1 Operational Date of Exchange

The Company has been formed in anticipation of its registration by the Commission as a national securities exchange. During the period between formation and the first date on which the Company commences operating a national securities exchange (the "Operational Date"):

(a) references in the Agreement and By-Laws to "the national securities exchange operated by the Company" shall be construed as references to "the national securities exchange to be operated by the Company"; and

(b) the Board of Directors of the Company may appoint members of the committees to be established under the By-Laws, but shall not be required to appoint all such committee members until the date immediately prior to the Operational Date.

Section 10.2 Fiscal Year

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 10.3 Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board, officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of Miami International Holdings, Inc. who are not also members of the Board, or any officers, staff, counsel or advisors of Miami International Holdings, Inc. who are not also officers, staff, counsel or advisors of the Company (or any committees of the Company), be allowed to participate in any meetings of the Board (or any committee of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 10.4 Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Company, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 10.5 Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes, or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 10.6 Power to Vote Stock

Unless otherwise instructed by the Board, the Chairman or the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of the stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board may from time to time confer like powers upon any other person or persons.

Section 10.7 Severability

If any provision of these By-Laws, or the application of any provision of these By-Laws to any person or circumstances, is held invalid, the remainder of these By-Laws and the application of such provision to other persons or circumstances shall not be affected.

Effective Date: February 10, 2025

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:02 PM 04/06/2023
FILED 12:02 PM 04/06/2023
SR 20231327538 - File Number 7394193

CERTIFICATE OF FORMATION
OF
MIAX SAPPHIRE, LLC

THIS IS TO CERTIFY that there is hereby formed a limited liability company under and by virtue of the Delaware Limited Liability Company Act (the "Act") (6 Del. C. §18-101, et. seq.).

1. The name of the limited liability company is **MIAX Sapphire, LLC** (the "Company").

2. The address of the registered office of the Company in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle, ZIP Code 19801, and the name of the registered agent at such address for service of process is The Corporation Trust Company.

3. This Certificate shall be effective upon filing.

4. The duration of this limited liability company will be perpetual.

IN WITNESS WHEREOF, the undersigned, an authorized person, has signed this certificate this 6th day of April, 2023.

KATHERINE S. COMLY
7 Roszel Road, Suite 1A
Princeton, NJ 08540

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
MIAX SAPPHIRE, LLC
(a Delaware limited liability company)

Miami International Holdings, Inc., a Delaware corporation, the sole member (the "LLC Member") of **MIAX Sapphire, LLC**, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del. C. § 18-101, et seq. (the "LLC Act"), hereby declares the following to be the Amended and Restated Limited Liability Company Agreement (the "LLC Agreement") of the Company which amends and restates in its entirety the Limited Liability Company Agreement dated April 18, 2023 of the Company (the "Operating Agreement"). Capitalized terms not otherwise defined herein shall have the meanings set forth on Schedule A to this LLC Agreement.

Section 1. Formation of the Company. The Company has been formed as a limited liability company under the LLC Act by the filing of a Certificate of Formation with the Office of the Secretary of State of the State of Delaware. The LLC Member agrees to be bound by and comply with the provisions thereof and hereof.

Section 2. Name. The name of the Company is "MIAX Sapphire, LLC".

Section 3. Principal Place of Business. The location of the principal place of business of the Company shall be 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540, or such other place as determined by the Board of Directors from time to time.

Section 4. Registered Office; Registered Agent. The registered office of the Company required by the LLC Act to be maintained in the State of Delaware shall be located at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801 or such other office as the Board of Directors may designate from time to time. The registered agent for the Company shall be The Corporation Trust Company, or such other registered agent as the Board of Directors may designate from time to time.

Section 5. Term. The Company shall continue until the Company is terminated in accordance with the provisions of this LLC Agreement.

Section 6. LLC Member. The mailing address of the LLC Member is set forth on Schedule B attached hereto. The LLC Member was admitted to the Company as an LLC Member of the Company upon its execution of a counterpart signature page to the Operating Agreement at which time it acquired 100% of the limited liability company interests of the Company.

Section 7. Purpose of the Company. The purpose of the Company shall be to conduct the operations of an "exchange" within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and to conduct any lawful business or activity whatsoever, as permitted by applicable law and as determined from time to time by the board of directors of the Company (the "Board of Directors").

Section 8. Powers. The Company, and the Board of Directors and the Officers of the Company on behalf of the Company, (i) shall have and exercise all powers necessary, convenient or incidental to accomplish its purposes as set forth in Section 7 and (ii) shall have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the LLC Act.

Section 9. Management.

(a) Board of Directors. The business and affairs of the Company shall be managed by or under the direction of a Board of Directors. Each Director is hereby designated as a "manager" within the meaning of the LLC Act. All Directors shall be elected by the LLC Member in the manner described in the By-Laws (as defined below). Each Director shall execute and deliver an instrument accepting such appointment and agreeing to be bound by all the terms and conditions of this LLC Agreement and the By-Laws. A Director need not be an LLC Member or an Exchange Member. The Directors as of the date of this LLC Agreement are set forth on Schedule C attached hereto.

(b) Powers. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. The Board of Directors has the authority to bind the Company.

(c) By-Laws. The Company, the LLC Member and the Board of Directors hereby adopt the By-Laws of the Company in the form attached hereto as Exhibit A, as the same may be amended from time to time in accordance with the terms therein and in this LLC Agreement (the "By-Laws"). Each member of the Board of Directors, each Officer and the LLC Member shall be subject to the express provisions of this LLC Agreement and of the By-Laws. In case of any conflict between the provisions of this LLC Agreement and any provisions of the By-Laws, the provisions of this LLC Agreement shall control.

(d) Directors as Agents. To the extent of their powers set forth in this LLC Agreement, the Directors are agents of the Company for the purpose of the Company's business, and the actions of the Directors taken in accordance with such powers set forth in this LLC Agreement shall bind the Company. Notwithstanding the last sentence of Section 18-402 of the LLC Act, except as provided in this LLC Agreement, the By-Laws or in a resolution of the Directors, a Director may not bind the Company.

Section 10. Officers.

(a) Officers of the Company. Except as provided herein, the Board may, from time to time as it deems advisable, select natural persons who are employees or agents of the Company and designate them as officers of the Company (the "Officers") and assign titles (including, without limitation, Chief Executive Officer, Vice President, Chief Financial Officer,

Chief Regulatory Officer, Secretary and Treasurer) to any such person. The Board may appoint such other Officers and agents as it shall deem necessary or advisable who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board. The salaries of all Officers and agents of the Company shall be fixed by or in the manner prescribed by the By-Laws. The Officers of the Company shall hold office until their successors are chosen and qualified. Any Officer may be removed at any time, with or without cause, by the Board. Any vacancy occurring in any office of the Company shall be filled by the Board.

(b) Officers as Agents. The Officers, to the extent of their powers set forth in this LLC Agreement, the By-Laws or otherwise vested in them by action of the Board not inconsistent with this LLC Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the Officers taken in accordance with such powers shall bind the Company.

(c) Duties of Board and Officers. Except to the extent otherwise modified herein, each Director and Officer shall have a fiduciary duty of loyalty and care similar to that of directors and officers of business corporations organized under the General Corporation Law of the State of Delaware.

Section 11. Advisory Board. The LLC Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Board.

Section 12. Limited Liability. Except as otherwise expressly provided by the LLC Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise (including, without limitation, those arising as member, owner or shareholder of another company, partnership or entity), shall be the debts, obligations and liabilities solely of the Company, and neither the LLC Member nor any Director or Officer shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being an LLC Member or Director or Officer of the Company.

Section 13. Capital Contributions. The LLC Member has contributed to the Company the amounts set forth in the books and records of the Company.

Section 14. Additional Contributions. The LLC Member is not required to make any additional capital contribution to the Company. However, the LLC Member may make additional capital contributions to the Company at any time upon the consent of such LLC Member. To the extent that the LLC Member makes an additional capital contribution to the Company, the LLC Member shall revise the books and records of the Company. The provisions of this LLC Agreement, including this Section 14, are intended to benefit the LLC Member and, to the fullest extent permitted by law, shall not be construed as conferring any benefit upon any creditor of the Company (and no such creditor of the Company shall be a third-party beneficiary of this LLC Agreement), and the LLC Member shall not have any duty or obligation to any creditor of the Company to make any contribution to the Company or to issue any call for capital pursuant to this LLC Agreement.

Section 15. **Allocation of Profits and Losses.** The Company's profits and losses shall be allocated to the LLC Member.

Section 16. **Distributions.** Distributions shall be made to the LLC Member at the times and in the aggregate amounts determined by the Board. Notwithstanding any provision to the contrary contained in this LLC Agreement, (i) the Company shall not be required to make a distribution to the LLC Member on account of its interest in the Company if such distribution would violate the LLC Act or any other applicable law, and (ii) the Company shall not make a distribution to the LLC Member using Regulatory Funds.

Section 17. **Books and Records.**

(a) The Board shall keep or cause to be kept complete and accurate books of account and records with respect to the Company's business. The books and records of the Company shall at all times be maintained by the Board at a location within the United States. The LLC Member and its duly authorized representatives shall have the right to examine the Company books, records and documents during normal business hours. The Company, and the Board on behalf of the Company, shall not have the right to keep confidential from the LLC Member any information that the Board would otherwise be permitted to keep confidential from the LLC Member pursuant to Section 18-305(c) of the LLC Act. The Company's books of account shall be kept using the method of accounting determined by the LLC Member. The Company's independent auditor shall be an independent public accounting firm selected by the Board.

(b) All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Company, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 18. **Reports.** The Board shall, after the end of each fiscal year, use reasonable efforts to cause the Company's independent accountants to prepare and transmit to the LLC Member as promptly as possible any such tax information as may be reasonably necessary to enable the LLC Member to prepare its federal, state and local income tax returns relating to such fiscal year.

Section 19. **Other Business.** Unless otherwise restricted by law, the LLC Member, and any Officer, Director, employee or agent of the Company and any Affiliate of the LLC Member may engage in or possess an interest in other business ventures (unconnected with the Company) of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this LLC Agreement.

Section 20. Exculpation and Indemnification.

(a) Neither the LLC Member nor any Officer, Director, employee or agent of the Company nor any employee, representative, agent or affiliate of the LLC Member (collectively, the "Covered Persons") shall be liable to the Company or any other Person who is bound by this LLC Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's willful misconduct.

(b) To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 20 by the Company shall be provided out of and to the extent of Company assets only, and the LLC Member shall not have personal liability on account thereof.

(c) To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 20.

(d) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets from which distributions to the LLC Member might properly be paid.

(e) To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this LLC Agreement shall not be liable to the Company or to any other Covered Person who is bound by this LLC Agreement for its good faith reliance on the provisions of this LLC Agreement or any approval or authorization granted by the Company or any other Covered Person.

(f) The foregoing provisions of this Section 20 shall survive any termination of this LLC Agreement and are in addition to any indemnification of Covered Persons provided

by any agreement between the Company and a Covered Person, the By-Laws, by statute, or otherwise.

Section 21. Assignments. The LLC Member may assign, in whole or in part, its limited liability company interest in the Company (the "LLC Interest"); provided, however, such assignment will be subject to prior approval by the Securities and Exchange Commission (the "Commission") pursuant to the rule filing procedure under Section 19 of the Exchange Act. The assignment of the LLC Interest shall entitle the assignee to exercise the rights of the LLC Member of the Company under this LLC Agreement and to enjoy all of the benefits of the LLC Interest.

Section 22. Dissolution.

(a) The Company shall be dissolved and its affairs shall be wound up upon the first to occur of the following: (i) the consent of the LLC Member and a majority of the whole Board, (ii) the termination of the legal existence of the LLC Member or the occurrence of any other event that terminates the continued membership of the LLC Member in the Company unless the Company is continued without dissolution in a manner permitted by this LLC Agreement or the LLC Act or (iii) the entry of a decree of judicial dissolution under Section 18-802 of the LLC Act.

(b) Notwithstanding any other provision of this LLC Agreement, the Bankruptcy of the LLC Member shall not cause the LLC Member to cease to be an LLC Member of the Company and upon the occurrence of such an event, the Company shall continue without dissolution.

(c) In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, set forth in Section 18-804 of the LLC Act.

(d) The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the LLC Member in the manner provided for in this LLC Agreement and (ii) the Certificate of Formation shall have been canceled in the manner required by the LLC Act.

Section 23. Benefits of LLC Agreement - No Third-Party Rights. None of the provisions of this LLC Agreement shall be for the benefit of or enforceable by any creditor of the Company or by any creditor of the LLC Member. Nothing in this LLC Agreement shall be deemed to create any right in any Person (other than Covered Persons and to the extent provided in Article II of the By-Laws, Exchange Members) not a party hereto, and this LLC Agreement shall not be construed in any respect to be a contract in whole or in part for the benefit of any third Person (other than the Covered Persons and to the extent provided in Article II of the By-Laws, Exchange Members).

Section 24. Severability of Provisions. Each provision of this LLC Agreement shall be considered severable and if for any reason any provision or provisions herein are determined to

be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this LLC Agreement which are valid, enforceable and legal.

Section 25. **Entire LLC Agreement.** This LLC Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof.

Section 26. **Binding Agreement.** Notwithstanding any other provision of this LLC Agreement, the LLC Member agrees that this LLC Agreement constitutes a legal, valid and binding agreement of the LLC Member and is enforceable against the LLC Member, in accordance with its terms.

Section 27. **Governing Law.** This LLC Agreement shall be governed by and construed under the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

Section 28. **Amendments.**

(a) This LLC Agreement may be modified, altered, supplemented or amended by a resolution adopted by the Board and a written agreement executed and delivered by the LLC Member.

(b) Before any amendment to, or repeal of, any provision of this LLC Agreement shall be effective, those changes shall be submitted to the Board of Directors of the Company and if such amendment or repeal must be filed with or filed with and approved by the Commission, then the proposed changes to this LLC Agreement shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

Section 29. **Notices.** Any notices required to be delivered hereunder shall be in writing and personally delivered, mailed or sent by telecopy, electronic mail or other similar form of rapid transmission, and shall be deemed to have been duly given upon receipt (i) in the case of the Company, to the Company at its address in Section 3, (ii) in the case of the LLC Member, to the LLC Member at its address as listed on Schedule B attached hereto and (iii) in the case of either of the foregoing, at such other address as may be designated by written notice to the other party.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Amended and Restated Limited Liability Company Agreement as of the 10th day of July, 2024.

MEMBER:

MIAMI INTERNATIONAL HOLDINGS, INC.

By: Thomas P. Gallagher
Thomas P. Gallagher
Chairman

SCHEDULE A

Definitions

A. Definitions

When used in this LLC Agreement, the following terms not otherwise defined herein have the following meanings:

An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

"Bankruptcy" means, with respect to any Person, if (A) such Person (i) makes an assignment for the benefit of creditors, (ii) files a voluntary petition in bankruptcy, (iii) is adjudged a bankrupt or insolvent, or has entered against it an order for relief, in any bankruptcy or insolvency proceedings, (iv) files a petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of this nature, or (vi) seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the Person or of all or any substantial part of its properties; or (B) (i) 120 days after the commencement of any proceeding against the Person seeking reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, the proceeding has not been dismissed, or (ii) within 90 days after the appointment without such Person's consent or acquiescence of a trustee, receiver or liquidator of such Person or of all or any substantial part of its properties, the appointment is not vacated or stayed, or within 90 days after the expiration of any such stay, the appointment is not vacated. The foregoing definition of "Bankruptcy" is intended to replace and shall supersede and replace the definition of "Bankruptcy" set forth in Sections 18-101(1) and 18-304 of the LLC Act.

"Board" or "Board of Directors" means the Board of Directors of the Company.

"By-Laws" has the meaning set forth in Section 9(c).

"Certificate of Formation" means the Certificate of Formation of the Company filed with the Secretary of State of the State of Delaware on April 6, 2023, as amended or amended and restated from time to time.

"Commission" means the Securities and Exchange Commission.

"Company" means MIAX Sapphire, LLC, a Delaware limited liability company.

"Covered Persons" has the meaning set forth in Section 20.

"Directors" means the Persons elected or appointed to the Board of Directors from time to time in accordance with this LLC Agreement and the By-Laws, in their capacity as managers of the Company.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a member of the Company by reason of being an Exchange Member.

"LLC Act" has the meaning set forth in the preamble to this LLC Agreement.

"LLC Agreement" means this Limited Liability Company Agreement of the Company, together with the schedules attached hereto, as amended, restated, supplemented or otherwise modified from time to time.

"LLC Interest" has the meaning set forth in Section 21.

"LLC Member" means Miami International Holdings, Inc., as the sole member of the Company.

"Officer" means an officer of the Company described in Section 10.

"Operating Agreement" has the meaning set forth in the preamble to this LLC Agreement.

"Person" means any individual, corporation, partnership, joint venture, limited liability company, limited liability partnership, association, joint stock company, trust, unincorporated organization or other organization, whether or not a legal entity, and any governmental authority.

"Regulatory Funds" means fees, fines, or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

B. Rules of Construction

Definitions in this LLC Agreement apply equally to both the singular and plural forms of the defined terms. The words "include" and "including" shall be deemed to be followed by the phrase "without limitation." The terms "herein," "hereof" and "hereunder" and other words of similar import refer to this LLC Agreement as a whole and not to any particular Section, paragraph or subdivision. The Section titles appear as a matter of convenience only and shall not affect the interpretation of this LLC Agreement. All Section, paragraph, clause, Exhibit or Schedule references not attributed to a particular document shall be references to such parts of this LLC Agreement.

SCHEDULE B

LLC Member

Name	Mailing Address	Limited Liability Company Interest
Miami International Holdings, Inc.	7 Roszel Road, Suite 1A Princeton, NJ 08540	100%

SCHEDULE C

Directors as of July 10, 2024

	Name	Classification
1.	Thomas P. Gallagher	Industry
2.	Michael P. Ameen	Non-Industry/Independent
3.	Lindsay L. Burbage	Non-Industry/Independent
4.	Marianne Deane	Non-Industry/Independent
5.	Leslie Florio	Non-Industry/Independent
6.	Michael Gorczowski	Interim Member Representative Director
7.	Michael Harrington	Interim Member Representative Director
8.	Kenneth Lozier	Non-Industry/Independent
9.	John E. McCormac	Non-Industry/Independent
10.	Robert D. Prunetti	Non-Industry

EXHIBIT A

BY-LAWS OF MIAX SAPPHIRE, LLC

[Separate document]

AMENDED AND RESTATED
BY-LAWS
OF
MIAX SAPPHIRE, LLC
(a Delaware limited liability company)

These Amended and Restated By-Laws have been established as the By-Laws of **MIAX Sapphire, LLC**, a Delaware limited liability company (the "Company"), pursuant to the Amended and Restated Limited Liability Company Agreement of the Company, dated as of July 10, 2024 (as amended from time to time, the "LLC Agreement"), and, together with the LLC Agreement, constitute the limited liability company agreement of the Company within the meaning of the LLC Act (as defined in the LLC Agreement). In the event of any inconsistency between the LLC Agreement and these By-Laws, the provision of the LLC Agreement shall control.

ARTICLE I
Definitions

When used in these By-Laws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e) "Certificate of Formation" means the Certificate of Formation of the Company filed with the office of the Secretary of State of the State of Delaware on April 6, 2023, as amended or amended and restated from time to time.

(f) "Commission" means the Securities and Exchange Commission.

(g) "Company" means MIAX Sapphire, LLC, a Delaware limited liability company.

(h) "day" means calendar day.

(i) "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(j) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the LLC Agreement and these By-Laws in their capacity as managers of the Company.

(k) **[Reserved]**

(l) "Exchange" means the national securities exchange operated by the Company.

(m) "Exchange Contract" means a contract that is then listed for trading by the Exchange or that is contemplated by the then current business plan of the Company to be listed for trading by the Exchange within ninety (90) days following such date.

(n) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a member of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(o) "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote, and act on behalf of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(p) "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided*, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its LLC Member.

(q) "Independent member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(r) "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the Director or 20% or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the Director or member or 20% or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(s) "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the Director or 20% or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the Director or member or 20% or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(t) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by the LLC Member to serve as Member Representative Directors.

(u) "LLC Act" means the Delaware Limited Liability Company Act, 6 §18-101, et seq.

(v) "LLC Member" means any person who maintains a direct ownership interest in the Company. The sole LLC Member of the Company shall be Miami International Holdings, Inc.

(w) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these By-Laws.

(x) "Member Representative Director" means a Director who has been appointed as such to the initial Board of Directors pursuant to Article II, Section 2.5 of these By-Laws, or elected by the LLC Member after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these By-Laws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative

Director may, but is not required to be an officer, director, employee, or agent of an Exchange Member.

(y) "Member Representative member" means a member of any committee or hearing panel appointed by the Board who has been elected or appointed after having been nominated by the Member Nominating Committee pursuant to these By-Laws and who is an officer, director, employee, or agent of an Exchange Member.

(z) "Nominating Committee" means the Nominating Committee elected pursuant to these By-Laws.

(aa) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(bb) "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(cc) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(dd) "person associated with an Exchange Member" or "associated person of an Exchange Member" means any partner, officer, or director of an Exchange Member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Exchange Member, or any employee of such Exchange Member.

(ee) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(ff) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(gg) "Regulatory Funds" means fees, fines, or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

(hh) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(ii) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

ARTICLE II
Board of Directors

Section 2.1 Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these By-Laws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these By-Laws, the Board may delegate any of its powers to a committee appointed pursuant to Article IV or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article IX, Section 9.1.

(c) The Board may adopt such rules, regulations, and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Formation, the LLC Agreement or these By-Laws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (i) the Rules shall be designed to protect investors and the public interest and (ii) the Company shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these By-Laws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange. In furtherance of the foregoing, the Board shall, among other things, approve the Exchange's budget which shall be adequate for the operation of the Exchange and for the Exchange to carry out its responsibilities under the Act. In connection therewith, the Board shall approve the Exchange's regulatory budget which shall be adequate for the regulation of the Exchange.

(e) In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2.2 Composition of the Board

(a) The number of Directors shall be not less than ten (10) including the Chief Executive Officer of the Company. The number of Directors may be fixed from time to time by the LLC Member at any time in its sole and absolute discretion, upon notice to all Directors subject to the minimum number provided for in this Section 2.2(a). No decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director.

(b) At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i) The number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors elected pursuant to Article II, Section 2.4 or Section 2.5; and

(ii) The number of Member Representative Directors shall be at least twenty (20) percent of the Board.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification.

(e) The current Board of Directors consists of the Directors elected by the LLC Member and set forth on Schedule C to the LLC Agreement (the "Current Directors"). In addition to the Current Directors, interim Member Representative Directors shall be elected to the Board of Directors pursuant to the provisions set forth in Article II, Section 2.5 below (the "Interim Member Representative Directors"). The Current Directors and the Interim Member Representative Directors (together, the "Interim Directors") shall not be divided into classes as set forth in Section 2.3(b) and shall serve only until the first annual meeting of the LLC Member following the approval of the Company as a national securities exchange by the Commission, which meeting shall be held within ninety (90) days after the Exchange's application for registration as a national securities exchange is granted.

Section 2.3 Terms of Office

(a) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b) Each of the Non-Industry and Industry Directors (including Member Representative Directors) shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article II, Section 2.2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added.

Section 2.4 Nomination and Election

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of the LLC Member that year. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 2.4.

(b) The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director may, but is not required to be an officer, director, employee, or agent of an Exchange Member.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual meeting of the LLC Member, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 2.4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member (the "Record Date" for purposes of this Section 2.4), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e) If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual LLC Member meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Candidates and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by the LLC Member. Tie votes by the Exchange Members shall be decided by the Member Nominating Committee.

Section 2.5 Interim Directors

(a) The Interim Directors of the Board of Directors shall be appointed by the LLC Member and shall serve until the first annual meeting of the LLC Member following the approval of the Company as a national securities exchange by the Commission, which meeting shall be held within ninety (90) days after the Exchange's application for registration as a national securities exchange is granted. The Interim Member Representative Directors shall be appointed in accordance with the provisions of this Section 2.5.

(b) The Interim Member Representative Directors shall be appointed by the LLC Member by a consent in writing signed by the LLC Member pursuant to the provisions of Article III, Section 3.3 below and in accordance with this Section 2.5 (the "LLC Member Consent"). At least thirty (30) days prior to the date announced as the effective date for the LLC Member Consent (the "Consent Date"), the LLC Member shall report to the Secretary the initial nominees for Interim Member Representative Director positions on the Board that have been approved and submitted by the LLC Member (the "Initial Interim Member Representative Director Nominees"). At least twenty five (25) days prior to the Consent Date the Secretary shall notify the Exchange Member Applicants of those Initial Interim Member Representative Director Nominees (the "Interim Member Representative Director Nominee Notice"). Exchange Member Applicants may identify other candidates ("Interim Member Representative Director Petition Candidates" for purposes of this Section 2.5) for the Interim Member Representative Director positions by delivering to the Secretary, no later than fourteen (14) days after the date of the Interim Member Representative Director Nominee Notice (the "Interim Record Date" for purposes of this Section 2.5), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Member Applicants. An Exchange Member Applicant may endorse as many candidates as there are Interim Member Representative Director positions to be filled. No Exchange Member Applicant, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member Applicant, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded. Exchange Member Applicants means persons and entities who have submitted the Initial Documents for membership in the Exchange, who would meet the qualifications for membership based on the information contained in the Initial Documents. Initial Documents means: either the Exchange Membership Pre-Application Survey or the Exchange Participant Connectivity Request Form.

(c) Each petition for an Interim Member Representative Director Petition Candidate must include a completed questionnaire used to gather information concerning Interim Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member Applicant).

(d) If no valid petitions from Exchange Member Applicants are received by the Interim Record Date, the Initial Interim Member Representative Director Nominees approved and submitted by the LLC Member pursuant to Section 2.5(b) shall be nominated as Interim Member Representative Directors. If one or more valid petitions from Exchange Member Applicants are received by the Interim Record Date, the Secretary shall include such additional nominees, along with the Initial Interim Member Representative Director Nominees, on a list of nominees (the "List of Interim Member Representative Director Candidates"). Upon completion, the List of Interim Member Representative Director Candidates shall be sent by the Secretary to all Exchange Member Applicants that were Exchange Member Applicants on the Interim Record Date by electronic transmission to confirm the nominees for the Interim Member Representative Director positions. The List of Interim Candidates shall be accompanied by a notice regarding the time and date of an election (the "Interim Election Notice") to be held electronically no sooner than five (5) days after the Interim Election Notice is delivered to confirm the Exchange Member Applicants' selections of nominees for Interim Member Representative Directors.

(e) With respect to the election held to determine the final nomination of Interim Member Representative Directors, each Exchange Member Applicant shall have the right to cast one (1) vote for each available Interim Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Interim Candidates and that no Exchange Member Applicant, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member Applicant, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by electronic transmission as set forth in a notice to the Exchange Member Applicants sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Interim Candidates who receive the most votes shall be selected as the nominees for the Interim Member Representative Director positions to be elected by the LLC Member pursuant to the Consent on the Consent Date.

(f) In the event of a tie vote for two or more Interim Member Representative Director positions, the tie will be broken by lot in a manner determined by the LLC Member.

Section 2.6 Chairman of the Board

The Board shall appoint one of the Directors to serve as the Chairman of the Board ("Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; provided, however, that if the Chairman is the Chief Executive Officer he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. If the Chairman is the Chief Executive Officer, the Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director, if any, and the means by which interested parties may communicate with such Lead Director.

Section 2.7 Vice Chairman

Each year following the annual election of the Directors, the Board may select a Vice Chairman of the Board (the "Vice Chairman") to serve for a term of one year and until a successor is elected or appointed and qualified. The Vice Chairman shall (i) preside over the meetings of the Board in the event the Chairman of the Board is absent or unable to do so, and (ii) exercise such other powers and perform such other duties as are delegated to the Vice Chairman of the Board by the Board.

Section 2.8 Vacancies

(a) Whenever any Director position becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal, or resignation, the Nominating Committee shall nominate, and the LLC Member shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship as provided in Article II, Section 2.2(b) to fill such vacancy; *provided*, however, that if the remaining term of office of a Member Representative Director at the time of such Director's termination is not more than six months, during the period of vacancy the Board shall not be deemed to be in violation of Article II, Section 2.2(b) by virtue of such vacancy.

(b) If the LLC Member fills a vacancy resulting from a Member Representative Director position becoming vacant prior to the expiration of such Member Representative Director's term, or resulting from the creation of an additional Member Representative Director position required by an increase in the size of the Board, then the LLC Member shall follow the procedures set forth in this Section 2.8(b). In such an event, the Member Nominating Committee shall either (i) recommend an individual to the LLC Member to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the LLC Member from which the LLC Member shall elect the individual to fill such vacancy. The LLC Member shall elect, pursuant to this Section 2.8(b), only individuals recommended by the Member Nominating Committee.

Section 2.9 Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by the LLC Member, and may be removed by the Board of Directors in the manner provided by Article II, Section 2.9(b) below; provided, however, that any Member Representative Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors: (i) that the Director no longer satisfies the classification for which the Director was elected; and (ii) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article II, Section 2.2(b).

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 2.10 Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 2.11 Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 2.12 Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman, the Chief Executive Officer or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 2.13 Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 2.14 Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Formation, the LLC Agreement or these By-Laws.

Section 2.15 Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 2.16 Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Formation, the LLC Agreement or these By-Laws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 2.17 Waiver of Notice

(a) Whenever notice is required to be given by law, the Certificate of Formation, the LLC Agreement or these By-Laws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 2.18 Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 2.19 Interpretation of By-Laws

The Board shall have the power to interpret these By-Laws and any interpretation made by it shall be final and conclusive.

Section 2.20 Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

ARTICLE III
The LLC Member

Section 3.1 Annual Meeting; Election of Directors and Other Matters

(a) The annual meeting of the LLC Member shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting.

(b) The Interim Directors, including the Interim Member Representative Directors, shall be appointed prior to the Company's commencement of operations as an Exchange. The first annual meeting of the LLC Member shall be held within ninety (90) days after the Company's application for registration as a national securities exchange is granted.

Section 3.2 Special Meetings

Special meetings of the LLC Member, for any purpose or purposes, may be called by the Chairman, the Board, the Chief Executive Officer or the President, and shall be called by the Secretary at the request in writing of the LLC Member. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of the LLC Member shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3.3 Action in Lieu of Meeting

Any action upon which a vote of the LLC Member is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the LLC Member.

Section 3.4 Assignment

The LLC Member may not transfer or assign in whole or in part its limited liability company interest in the Company to any entity, unless such transfer or assignment shall be filed with and approved by the Commission under Section 19 of the Exchange Act and the rules promulgated thereunder.

ARTICLE IV
Committees

Section 4.1 Designation of Committees

(a) **Committees of the Board**. The committees of the Board shall consist of an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be provided in these By-Laws or the Rules or as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these By-Laws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

(b) **Committees of the Exchange.** The Exchange also shall have such other committees as may be provided in these By-Laws or the Rules or as may be from time to time created by the Board. Except as may be otherwise provided in these By-Laws, the Rules or the resolution of the Board establishing any such other committee, the Chairman or his or her designee, with the approval of the Board, shall appoint the members of such Exchange committees (other than the committees of the Board) and may designate, with the approval of the Board, a Chairman thereof. Except as may be otherwise provided in these By-Laws or the Rules, the Chairman or his or her designee may, at any time, with or without cause, remove any member of any such Exchange committee.

Section 4.2 Board Committees - Appointment and Removal; Vacancies; Term

(a) Except as may be otherwise provided in these By-Laws, the Rules or the resolution of the Board establishing any committee, the Chairman, with the approval of the Board, shall appoint, consistent with these By-Laws, the members of all committees of the Board, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and except as provided in these By-Laws may include persons who are not members of the Board; provided, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article IV.

(b) Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Non-Industry, or Independent member. The Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information. A committee member may not be subject to a statutory disqualification.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article IV.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by the By-Laws, members of a committee shall hold office for a one-year period.

Section 4.3 Conduct of Proceedings

Except as otherwise provided in these By-Laws, the Rules, the Charter of the committee or by the Board by resolution, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. In the absence of any such established procedures, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these By-Laws. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 4.4 Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the By-Laws, the Rules or the Charter of the committee, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these By-Laws, the Rules or the Charter of the committee.

Section 4.5 Specified Board Committees

(a) **Compensation Committee**. The Chairman, with the approval of the Board, may appoint a Compensation Committee, and if not so appointed, references to the Compensation Committee herein shall refer to the entire Board. If a Compensation Committee is so appointed, each member of the Compensation Committee shall be a Non-Industry Director. The Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the Company, in each case if and to the extent that such officers or employees are paid by the Company.

(b) **Audit Committee**. The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (i) provide oversight over the Company's financial reporting process and the financial information that is provided to the LLC Member and others; (ii) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; and (iii) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (i) hire or terminate the head of the Company's Internal Audit Department; (ii) determine the compensation of the head of the Internal Audit Department; and (iii) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) **Regulatory Oversight Committee**. The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee consisting of Non-Industry Directors. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of Exchange's regulatory and self-regulatory organization responsibilities, and shall be responsible for assessing the Exchange's regulatory performance. The Regulatory Oversight Committee shall also, in consultation with the Chief Executive Officer of the Company, be responsible for establishing the goals, assessing the performance, and fixing the compensation of the Chief Regulatory Officer, and for recommending personnel actions involving the Chief Regulatory Officer and senior regulatory personnel to the Board for action. The Regulatory Oversight Committee shall also assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions. In furtherance of its functions, the Regulatory Oversight Committee (i) shall review the Exchange's regulatory budget, which shall be approved by the Board of Directors, and shall specifically inquire into the adequacy of resources available in the budget for regulatory activities; and (ii) shall meet regularly with the Chief Regulatory Officer in executive session. To the extent that the Chief Executive Officer of the Company has any indirect supervisory responsibility for the role or function of the Chief Regulatory Officer, including but not limited to, implementation of the budget for the regulatory function or regulatory personnel matters, the Regulatory Oversight Committee shall take all steps reasonably necessary to ensure that the Chief Executive Officer does not compromise the regulatory autonomy and independence of the Chief Regulatory Officer or the regulatory function.

(d) **Appeals Committee**. The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The

Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e) **Executive Committee**. The Chairman, with the approval of the Board, may appoint an Executive Committee consisting of Directors, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) **Finance Committee**. The Chairman, with the approval of the Board, may appoint a Finance Committee consisting of Directors. A majority of the Finance Committee members shall be Non–Industry Directors. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

Section 4.6 Quality of Markets Committee

The Chairman, with the approval of the Board, shall appoint a Quality of Markets Committee for the Trading Floor of the Exchange operated by the Company. The Quality of Markets Committee shall provide advice and guidance to the Board on issues relating to the fairness, integrity, efficiency and competitiveness of the information, order handling and execution mechanisms of the Exchange's Trading Floor from the perspective of investors, both individual and institutional, retail firms, Floor Brokers, Floor Market Maker firms, and other market participants. The Quality of Markets Committee shall include broad representation of participants in the Exchange's Trading Floor, including Floor Brokers, Floor Market Makers, integrated retail firms and order entry firms. The Quality of Markets Committee shall include a number of Member Representative members that is equal to at least 20 percent of the total number of members of the Quality of Markets Committee. The number of Non-Industry members of the Quality of Markets Committee shall equal or exceed the sum of the number of Industry members and Member Representative members. The terms "Trading Floor", "Floor Broker", and "Floor Market Maker" shall have the same meanings as set forth in the Exchange Rules.

Section 4.7 Business Conduct Committee

There shall be a Business Conduct Committee which shall not be a Board Committee but shall be a committee of the Exchange. The Chairman shall appoint a Business Conduct Committee composed of such number of Exchange Members and individuals who are not Exchange Members as the Chairman shall deem necessary, none of whom shall be Directors. The Business Conduct

Committee or any panel thereof shall include at least one officer, director or employee of an Exchange Member.

The jurisdiction, function and powers shall be exercised by the Business Conduct Committee in accordance with the provisions set forth in the Exchange Rules.

ARTICLE V
Nominating Committees

Section 5.1 Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by vote of the LLC Member. The LLC Member shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article V within fifteen (15) days after the Exchange's application for registration as a national securities exchange is granted. Because the first annual meeting of the LLC Member is intended to be held within ninety (90) days after the Exchange's application for registration as a national securities exchange is granted, the initial Nominating Committee and Member Nominating Committee shall serve until the second annual meeting of the LLC Member. Not later than sixty (60) days prior to the date announced as the date for each annual meeting of the LLC Member commencing with the second annual meeting of the LLC Member, the Nominating Committee and the Member Nominating Committee shall nominate candidates to serve on the succeeding year's Nominating Committee and Member Nominating Committee, as applicable, and notify the Secretary of such nominees. Such candidates shall be voted on by the LLC Member at the annual meeting of the LLC Member. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article II, Section 2.4.

Section 5.2 Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual LLC Member meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article II, Section 2.2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may not simultaneously serve on the Nominating Committee and the Board, unless such member is in his or her final year of service on the Board, and following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee. No more than one (1) member of the Nominating Committee shall be a current Director, and such Director shall be a Non-Industry Director.

Section 5.3 Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or the

LLC Member under the terms of these By-Laws. Each member of the Member Nominating Committee shall be a Member Representative member and shall not be required to be a Director of the Company.

ARTICLE VI
Officers, Agents and Employees

Section 6.1 General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Financial Officer, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company, including but not limited to a Vice Chairman. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person. No person that is subject to any statutory disqualification may be an officer of the Company.

Section 6.2 Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 6.3 Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President, or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c) Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 6.4 Compensation

The compensation of all officers, employees and agents of the Company shall be set by the LLC Member, with the exception of the Chief Regulatory Officer, whose compensation shall be set by the Regulatory Oversight Committee as set forth in Article IV, Section 4.5(c) of these By-Laws. As of the date hereof, the Company and the LLC Member have entered into an intercompany services agreement, which provides that the LLC Member and the Company determine the costs and expenses allocated to the Company on an annual basis. The Board from time to time may review the reasonableness of the allocation methodology utilized by the Company.

Section 6.5 Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6.6 Chief Executive Officer

The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 6.7 President

The President shall, in the absence of the Chairman, the Vice Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 6.8 Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 6.9 Chief Financial Officer

The Chief Financial Officer shall perform such duties and possess such powers as the Board or the Chief Executive Officer may from time to time prescribe. The Chief Financial Officer shall have the custody of the Company's funds and securities; shall keep full and accurate all books and accounts of the Company as shall be necessary or desirable in accordance with applicable law or generally accepted accounting principles; shall deposit all monies and other valuable effects in the name and to the credit of the Company as may be ordered by the Chief Executive Officer or the Board; shall cause the funds of the Company to be disbursed when such disbursements have been duly authorized, taking proper vouchers for such disbursements; and shall render to the Board, at its regular meeting or when the Board so requires, an account of the Company.

Section 6.10 Chief Regulatory Officer

An officer of the Company with the position of Vice President, Senior Vice President or Executive Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company’s surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall report to the Regulatory Oversight Committee. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 6.11 Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company’s seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 6.12 Assistant Secretary

In the absence of the Secretary or in the event of the Secretary’s inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 6.13 Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 6.14 Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

ARTICLE VII
Indemnification and Insurance

Section 7.1 Right to Indemnification

Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or an officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to any employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the LLC Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than the LLC Act permitted the Company to provide prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such indemnitee in connection therewith; provided, however, that except as provided in Section 7.3 with respect to proceedings seeking to enforce rights to indemnification, the Company shall indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

Section 7.2 Right to Advancement of Expenses

The right to indemnification conferred in Section 7.1 shall include the right to be paid by the Company the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the LLC Act requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Company of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 7.2 or otherwise.

Section 7.3 Right of Indemnitee to Bring Suit

If a claim under Section 7.1 or Section 7.2 is not paid in full by the Company within thirty (30) days after a written claim has been received by the Company, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit.

In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right of an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the Company shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the LLC Act. Neither the failure of the Company (including its Board of Directors, independent legal counsel or the LLC Member) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Act, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or the LLC Member) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VII or otherwise shall be on the Company.

Section 7.4 Non-Exclusivity of Rights

The right to indemnification and the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the LLC Agreement, provision of these By-Laws, agreement, vote of the LLC Member or disinterested directors or otherwise.

Section 7.5 Insurance

The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the law.

Section 7.6 Indemnification of Employees and Agents of the Company

The Company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to the advancement of expenses, to any employee or agent of the Company to the fullest extent of the provisions of this Article VII with respect to the indemnification and advancement of expenses of directors and officers of the Company.

Section 7.7 Contract Rights

The rights to indemnification and to the advancement of expenses conferred in Section 7.1 and Section 7.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

Section 7.8 Company Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

ARTICLE VIII
Amendments; Emergency By-Laws

Section 8.1 By the LLC Member or Board

These By-Laws may be altered, amended, or repealed, or new By-Laws may be adopted, (i) by the written consent of the LLC Member, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 8.2 Emergency By-Laws

The Board may adopt emergency By-Laws subject to repeal or change by action of the LLC Member which shall, notwithstanding any different provision of law, the Certificate of Formation, the LLC Agreement or these By-Laws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency By-Laws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 8.3 Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system or any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

Section 8.4 Commission Approval

Before any amendment to, alteration or repeal of any provision of the By-Laws of the Company under this Article VIII shall be effective, those changes shall be submitted to the Board and if the same must be filed with or filed with and approved by the Commission, then the proposed changes to the By-Laws of the Company shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

ARTICLE IX
Exchange Authorities

Section 9.1 Rules

The Board, acting in accordance with the terms of these By-Laws and the Rules, shall be vested with all powers necessary for the government of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these By-Laws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 9.2 Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions, and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions, and operations of a person associated with an Exchange Member, or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its LLC Member;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the By-Laws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 9.3 Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 9.4 Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; provided, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and any other persons using any facility or system that the Company operates or controls. Any Regulatory Funds will not be used for non-regulatory purposes or distributed to the LLC Member, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE X
Miscellaneous Provisions

Section 10.1 Operational Date of Exchange

The Company has been formed in anticipation of its registration by the Commission as a national securities exchange. During the period between formation and the first date on which the Company commences operating a national securities exchange (the "Operational Date"):

(a) references in the Agreement and By-Laws to "the national securities exchange operated by the Company" shall be construed as references to "the national securities exchange to be operated by the Company"; and

(b) the Board of Directors of the Company may appoint members of the committees to be established under the By-Laws, but shall not be required to appoint all such committee members until the date immediately prior to the Operational Date.

Section 10.2 Fiscal Year

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 10.3 Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board, officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of Miami International Holdings, Inc. who are not also members of the Board, or any officers, staff, counsel or advisors of Miami International Holdings, Inc. who are not also officers, staff, counsel or advisors of the Company (or any committees of the Company), be allowed to participate in any meetings of the Board (or any committee of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 10.4 Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Company, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 10.5 Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes, or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 10.6 Power to Vote Stock

Unless otherwise instructed by the Board, the Chairman or the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of the stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board may from time to time confer like powers upon any other person or persons.

Section 10.7 Severability

If any provision of these By-Laws, or the application of any provision of these By-Laws to any person or circumstances, is held invalid, the remainder of these By-Laws and the application of such provision to other persons or circumstances shall not be affected.

Effective Date: February 10, 2025

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:38 AM 06/29/2011
FILED 11:38 AM 06/29/2011
SRV 110774902 - 4812494 FILE

STATE OF DELAWARE
AMENDED AND RESTATED
CERTIFICATE OF FORMATION
OF
MIAMI INTERNATIONAL TECHNOLOGIES, LLC

This filing has been executed and filed in accordance with Section 18-208 of the Limited Liability Company Act. This document is being executed for the purpose of amending and restating the original Certificate of Formation, filed under Miami International Technologies, LLC on May 12, 2010 under file number: 4812494

FIRST: The name of the limited liability company is **Miami International Technologies, LLC**.

SECOND: The address of the registered office of the Company is located at Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Zip Code 19801. The registered agent in charge thereof is The Corporation Trust Company.

THIRD: The members agree to be bound by the signed limited liability company agreements except as they may be contradicted by the Limited Liability Company Act of the State of Delaware.

FOURTH: The duration of this limited liability company will be perpetual.

IN WITNESS WHEREOF, the undersigned, an authorized person, has executed this Amended and Restated Certificate of Formation on this date of June 28, 2011.

MIAMI INTERNATIONAL TECHNOLOGIES, LLC

By: ______________________
Thomas P. Gallagher
Chairman

SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF MIAMI INTERNATIONAL TECHNOLOGIES, LLC

Miami International Holdings, Inc., a Delaware corporation, the sole member (the "Member") of Miami International Technologies, LLC, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del.C. § 18-101, et seq. (the "Act"), hereby declares the following to be the Second Amended and Restated Limited Liability Company Agreement (the "Agreement") of the Company which amends and restates in its entirety the First Amended and Restated Limited Liability Company Agreement dated May 20, 2011 of the Company.

Section 1. **Formation**. The Company has been formed as a limited liability company under the Act by the filing of a Certificate of Formation with the Office of the Secretary of State of the State of Delaware. The Member agrees to be bound by and comply with the provisions thereof and hereof.

Section 2. **Name.** The name of the limited liability company shall be "Miami International Technologies, LLC", or such other name as the Member may from time to time hereafter designate.

Section 3. **Definitions.** Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 18-101 of the Act.

Section 4. **Purpose.** The Company is formed for the purpose of engaging in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the power to engage in all activities and transactions which the Member deems necessary or advisable in connection with the foregoing.

Section 5. **Offices.** The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Member may designate from time to time.

The registered office of the Company in the State of Delaware shall be located at c/o Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall be The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

Section 6. **Member.** Miami International Holdings, Inc. is the sole Member of the Company holding 100% of the membership interests of the Company. The mailing address of the Member is 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540.

Section 7. **Term.** The term of the Company shall commence on the date of filing of the certificate of formation of the Company in accordance with the Act and shall continue until the Company is dissolved and its affairs are wound up in accordance with Section 17 of this Agreement and a certificate of cancellation is filed in accordance with the Act.

Section 8. **Board of Directors; Delegation of Authority and Duties.**

(a) Member and Board of Directors. The Member, acting through the Board (defined below), shall manage and control the business and affairs of the Company, and shall possess all rights and powers as provided in the Act and otherwise by law. Except as otherwise expressly provided for herein, the Member hereby consents to the exercise by the Board of all such powers and rights conferred on them by the Act with respect to the management and control of the Company. Notwithstanding the foregoing and except as explicitly set forth in this Agreement, if a vote, consent or approval of the Member is required by the Act or other applicable law with respect to any act to be taken by the Company or matter considered by the Board, the Member agrees that it shall be deemed to have consented to or approved such act or voted on such matter in accordance with a vote of the Board on such act or matter.

(b) Delegation by Board. The Board shall have the power and authority to delegate to one or more other persons the Board's rights and powers to manage and control the business and affairs of the Company, including to delegate to agents and employees of the Member, a Director (as defined below) or the Company (including Officers), and to delegate by a management agreement or another agreement with, or otherwise to, other persons. The Board may authorize any person (including, without limitation, the Member or any Officer or Director) to enter into and perform under any document on behalf of the Company.

(c) Committees. The Board may, from time to time, designate one or more committees, each of which shall be comprised of at least two Directors. Any such committee, to the extent provided in the enabling resolution and until dissolved by the Board, shall have and may exercise any or all of the authority of the Board. At every meeting of any such committee, the presence of a majority of all the representatives thereof shall constitute a quorum, and the affirmative vote of a majority of the representatives present shall be necessary for the adoption of any resolution. The Board may dissolve any committee at any time, unless otherwise provided in this Agreement.

Section 9. **Establishment of Board of Directors.**

(a) Directors. There shall be established a Board of Directors (the "Board") composed of not less than (1) and no more than fifteen (15) persons as determined from time to time by the Member ("Directors"), each of whom shall be elected by the Member. Any Director may be removed from the Board at any time by the Member. Each Director shall remain in office until his or her death, resignation or removal. In the event of death, resignation or removal of a Director, the party or parties, as applicable, which appointed such Director shall fill the vacancy created. Notwithstanding anything in this Agreement to the contrary, Directors shall not be deemed to be "members" or "managers" (as such terms are defined in the Act) of the Company.

(b) No Individual Authority. No Director has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any expenditures or incur any obligations on behalf of the Company or authorize any of the foregoing, other than acts that are authorized by the Board.

(c) Chairman. The Board shall designate a Director to serve as chairman. The chairman shall, unless a majority of Directors present determine otherwise, preside at all meetings of the Board. If the chairman is absent at any meeting of the Board, a majority of the Directors present shall designate another Director to serve as interim chairman for that meeting.

Section 10. Officers. The Member may, from time to time as it deems advisable, designate natural persons as officers of the Company (the "Officers") or successor Officers of the Company and assign titles to any such person. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any delegation pursuant to this Section 8 may be revoked at any time by the Member. An Officer may be removed with or without cause at any time by the Member.

Section 11. Advisory Board. The Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Board.

Section 12. Capital Contributions. The Member shall make capital contributions to the Company from time to time, which amounts shall be set forth in the books and records of the Company.

Section 13. Transfers of Member Interest. The Member may sell, assign, pledge or otherwise transfer or encumber (collectively, a "Transfer") any of its Limited Liability Company Interest in the Company to any Person so long as such Transfer is in writing.

Section 14. Resignation. The Member shall have the right to resign from the Company so long as such resignation is in writing. The provisions hereof with respect to distributions upon resignation are exclusive and no Member shall be entitled to claim any further or different distribution upon resignation under Section 18-604 of the Act or otherwise.

Section 15. Allocations and Distributions. Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Member may determine. Distributions shall be made to (and profits and losses of the Company shall be allocated among) the Member.

Section 16. Return of Capital. The Member has the right to receive any distributions which include a return of all or any part of such Member's capital contribution, provided that upon the dissolution and winding up of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the Act.

Section 17. **Dissolution**. The Company shall be dissolved and its affairs wound up upon the occurrence of an event causing a dissolution of the Company under Section 18-801 of the Act, except the Company shall not be dissolved upon the occurrence of an event that terminates the continued membership of a Member if (i) at the time of the occurrence of such event there are at least two Members of the Company, or (ii) within ninety (90) days after the occurrence of such event, all remaining Members agree in writing to continue the business of the Company and to the appointment, effective as of the date of such event, of one or more additional Members. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority set forth in Section 18-804 of the Act.

Section 18. **Amendments**. This Agreement may be amended only upon the written consent of the Member.

Section 19. **Other Business**. The Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

Section 20. **Limited Liability**. The Member shall not have any liability for the debts, obligations or liabilities of the Company except to the extent provided by the Act.

Section 21. **Exculpation; Indemnification**. Neither the Member, the Officers nor any of their respective affiliates or agents (collectively, "Covered Persons") shall be liable to the Company or any other person or entity who has an interest in the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement. To the fullest extent permitted by applicable law, each Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement; provided, however, that any indemnity under this Section 21 shall be provided out of and to the extent of Company assets only, and neither the Member nor the Officer, as applicable, nor any other Covered Person, shall have personal liability on account thereof.

Section 22. **Banking Matters**. The Member and each Officer and any agent or employee of the Company, or other person designated by such Member or Officer is hereby authorized and empowered (A) to (i) establish one or more domestic or international accounts (including but not limited to, depository, checking, disbursement, custodian, or investment accounts, and other accounts as deemed necessary or expeditious for business purposes of the Company) ("Accounts"), in the name of the Company with any bank, trust company, savings and loan institution, brokerage firm or other financial institution which said Member or Officer shall from time to time designate as a depository of funds, securities or other property of the Company, for any purpose and on terms and conditions deemed appropriate by such person on behalf of the Company; and (ii) close Accounts of the Company now or hereafter established; and (B) to assign, limit or revoke any and all authority of any agent or employee of the Company, or other person designated by such Member or Officer to (i) sign checks, drafts and orders for the payment of money drawn on the Company's Accounts, and all notes of the Company and all acceptances and endorsements of the Company; (ii) execute or initiate electronic fund transfers; (iii) execute or initiate foreign currency exchange transactions; (iv) execute or initiate the investment of monies; and (v) initiate requests for information for any Account of the Company.

Section 23. **Amendment**. This Agreement may only be amended by a writing duly signed by the Member.

Section 24. **Governing Law**. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, without regard to conflict of law rules.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the 25th day of June, 2021.

MIAMI INTERNATIONAL HOLDINGS, INC.

By: [signature]
Thomas P. Gallagher
Chairman and Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:59 AM 03/12/2024
FILED 10:59 AM 03/12/2024
SR 20240965540 - File Number 3255027

CERTIFICATE OF FORMATION

OF

MIAX FUTURES HOLDCO, LLC

THIS IS TO CERTIFY that there is hereby formed a limited liability company under and by virtue of the Delaware Limited Liability Company Act (the "Act") (6 Del. C. §18-101, et seq.).

1. The name of the limited liability company is **MIAX Futures Holdco, LLC** (the "Company").

2. The address of the registered office of the Company in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle 19801, and the name of the registered agent at such address for service of process is The Corporation Trust Company.

3. This Certificate shall be effective upon filing.

4. The duration of this limited liability company will be perpetual.

IN WITNESS WHEREOF, the undersigned, an authorized person, has signed this certificate this 12th day of March, 2024.

BARBARA COMLY
7 Roszel Road, Suite 1A
Princeton, NJ 08540

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF FORMATION

The undersigned authorized person, desiring to amend the limited liability company formation pursuant to Section 18-202 of the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

1. The name of the limited liability company is MIAX Futures Holdco, LLC.

2. The Certificate of Formation of the limited liability company is hereby amended as follows:
   1. The name of the limited liability company is MIAX Global Derivatives, LLC.

By: [signature]
Authorized Person

Name: Barbara J. Comly
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:48 AM 10/04/2024
FILED 09:48 AM 10/04/2024
SR 20243865763 - File Number 3255027

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
MIAX GLOBAL DERIVATIVES, LLC

The undersigned is executing this Amended and Restated Limited Liability Company Agreement (the "Agreement") as of October 4, 2024 for the purpose of forming a limited liability company (the "Company") pursuant to the provisions of the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et seq., as amended from time to time (the "Act"), and does hereby agree as follows:

1. **Formation.** A certificate of formation of the Company (the "Certificate") was executed and filed with the Office of the Secretary of State of the State of Delaware on March 12, 2024.

2. **Name.** The name of the limited liability company shall be **"MIAX Global Derivatives, LLC**", or such other name as the Member may from time to time hereafter designate.

3. **Definitions.** Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 18-101 of the Act.

4. **Purpose.** The Company is formed for the purpose of engaging in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the power to engage in all activities and transactions which the Member deems necessary or advisable in connection with the foregoing.

5. **Offices.** The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Member may designate from time to time.

The registered office of the Company in the State of Delaware shall be located at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801.

6. **Member.** Miami International Holdings, Inc. is the sole member of the Company (the "Member") holding 100% of the membership interests of the Company. The mailing address of the Member is 7 Roszel Road, Suite 1A, Princeton, NJ 08504.

7. **Term.** The term of the Company shall commence on the date of filing of the certificate of formation of the Company in accordance with the Act and shall continue until the Company is dissolved and its affairs are wound up in accordance with Section 17 of this Agreement and a certificate of cancellation is filed in accordance with the Act.

8. **Board of Directors; Delegation of Authority and Duties.**

(a) Member and Board of Directors. The Member, acting through the Board (defined below), shall manage and control the business and affairs of the Company, and shall possess all rights and powers as provided in the Act and otherwise by law. Except as otherwise expressly provided for herein, the Member hereby consents to the exercise by the Board of all such powers and rights conferred on them by the Act with respect to the management and control of the Company. Notwithstanding the foregoing and except as explicitly set forth in this Agreement, if a vote, consent or approval of the Member is required by the Act or other applicable law with respect to any act to be taken by the Company or matter considered by the Board, the Member agrees that it shall be deemed to have consented to or approved such act or voted on such matter in accordance with a vote of the Board on such act or matter.

(b) Delegation by Board. The Board shall have the power and authority to delegate to one or more other persons the Board's rights and powers to manage and control the business and affairs of the Company, including to delegate to agents and employees of the Member, a Director (as defined below) or the Company (including Officers), and to delegate by a management agreement or another agreement with, or otherwise to, other persons. The Board may authorize any person (including, without limitation, the Member or any Officer or Director) to enter into and perform under any document on behalf of the Company.

(c) Committees. The Board may, from time to time, designate one or more committees, each of which shall be comprised of at least two Directors. Any such committee, to the extent provided in the enabling resolution and until dissolved by the Board, shall have and may exercise any or all of the authority of the Board. At every meeting of any such committee, the presence of a majority of all the representatives thereof shall constitute a quorum, and the affirmative vote of a majority of the representatives present shall be necessary for the adoption of any resolution. The Board may dissolve any committee at any time, unless otherwise provided in this Agreement.

9. **Establishment of Board of Directors.**

(a) Directors. There shall be established a Board of Directors (the "Board") composed of not less than (1) and no more than nine (9) persons as determined from time to time by the Member ("Directors"), each of whom shall be elected by the Member. Any Director may be removed from the Board at any time by the Member. Each Director shall remain in office until his or her death, resignation or removal. In the event of death, resignation or removal of a Director, the party or parties, as applicable, which appointed such Director shall fill the vacancy created. Notwithstanding anything in this Agreement to the contrary, Directors shall not be deemed to be "members" or "managers" (as such terms are defined in the Act) of the Company.

(b) No Individual Authority. No Director has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any expenditures or incur any obligations on behalf of the Company or authorize any of the foregoing, other than acts that are authorized by the Board.

(c) Chairman. The Board shall designate a Director to serve as chairman. The chairman shall, unless a majority of Directors present determine otherwise, preside at all meetings of the Board. If the chairman is absent at any meeting of the Board, a majority of the Directors present shall designate another Director to serve as interim chairman for that meeting.

10. **Officers**. The Member may, from time to time as it deems advisable, designate natural persons as officers of the Company (the "Officers") or successor Officers of the Company and assign titles to any such person. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any delegation pursuant to this Section 8 may be revoked at any time by the Member. An Officer may be removed with or without cause at any time by the Member.

11. **Advisory Committee**. The Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Committee.

12. **Capital Contributions**. The Member shall make capital contributions to the Company from time to time, which amounts shall be set forth in the books and records of the Company.

13. **Transfers of Member Interest**. The Member may sell, assign, pledge or otherwise transfer or encumber (collectively, a "Transfer") any of its Limited Liability Company Interest in the Company to any Person so long as such Transfer is in writing.

14. **Resignation**. The Member shall have the right to resign from the Company so long as such resignation is in writing. The provisions hereof with respect to distributions upon resignation are exclusive and no Member shall be entitled to claim any further or different distribution upon resignation under Section 18-604 of the Act or otherwise.

15. **Allocations and Distributions**. Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Member may determine. Distributions shall be made to (and profits and losses of the Company shall be allocated among) the Member.

16. **Return of Capital**. The Member has the right to receive any distributions which include a return of all or any part of such Member's capital contribution, provided that upon the dissolution and winding up of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the Act.

17. **Dissolution**. The Company shall be dissolved and its affairs wound up upon the occurrence of an event causing a dissolution of the Company under Section 18-801 of the Act, except the Company shall not be dissolved upon the occurrence of an event that terminates the continued membership of a Member if (i) at the time of the occurrence of such event there are at least two Members of the Company, or (ii) within ninety (90) days after the occurrence of such

event, all remaining Members agree in writing to continue the business of the Company and to the appointment, effective as of the date of such event, of one or more additional Members. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority set forth in Section 18-804 of the Act.

18. **Amendments**. This Agreement may be amended only upon the written consent of the Member.

19. **Other Business**. The Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

20. **Limited Liability**. The Member shall not have any liability for the debts, obligations or liabilities of the Company except to the extent provided by the Act.

21. **Exculpation; Indemnification**. Neither the Member, the Officers nor any of their respective affiliates or agents (collectively, "Covered Persons") shall be liable to the Company or any other person or entity who has an interest in the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement. To the fullest extent permitted by applicable law, each Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement; provided, however, that any indemnity under this Section 21 shall be provided out of and to the extent of Company assets only, and neither the Member nor the Officer, as applicable, nor any other Covered Person, shall have personal liability on account thereof.

22. **Banking Matters**. The Member and each Officer and any agent or employee of the Company, or other person designated by such Member or Officer is hereby authorized and empowered (A) to (i) establish one or more domestic or international accounts (including but not limited to, depository, checking, disbursement, custodian, or investment accounts, and other accounts as deemed necessary or expeditious for business purposes of the Company) ("Accounts"), in the name of the Company with any bank, trust company, savings and loan institution, brokerage firm or other financial institution which said Member or Officer shall from time to time designate as a depository of funds, securities or other property of the Company, for any purpose and on terms and conditions deemed appropriate by such person on behalf of the Company; and (ii) close Accounts of the Company now or hereafter established; and (B) to assign, limit or revoke any and all authority of any agent or employee of the Company, or other person designated by such Member or Officer to (i) sign checks, drafts and orders for the payment of money drawn on the Company's Accounts, and all notes of the Company and all acceptances and endorsements of the

Company; (ii) execute or initiate electronic fund transfers; (iii) execute or initiate foreign currency exchange transactions; (iv) execute or initiate the investment of monies; and (v) initiate requests for information for any Account of the Company.

24. **Amendment**. This Agreement may only be amended by a writing duly signed by the Member.

25. **Governing Law**. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, without regard to conflict of law rules.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the date first written above.

MIAMI INTERNATIONAL HOLDINGS, INC.

By: /s/ Thomas P. Gallagher
THOMAS P. GALLAGHER
Chairman and Chief Executive Officer
7 Roszel Road, Suite 1A
Princeton, NJ 08540

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:27 PM 03/10/2021
FILED 02:27 PM 03/10/2021
SR 20210861524 - File Number 4465980

STATE OF DELAWARE
RESTATED
CERTIFICATE OF FORMATION
OF
MIAX FUTURES, LLC

This filing has been executed and filed in accordance with Section 18-208 of the Limited Liability Company Act. This document is being executed for the purpose of restating the original Certificate of Formation, filed under Miami Board of Trade, LLC, on November 30, 2007, as amended by Certificate of Amendment, filed under Miami International Futures Exchange, LLC, on April 14, 2010, Amended and Restated Certificate of Formation filed on June 17, 2011, and Certificate of Amendment filed on July 15, 2020, under file number 4465980. There is no discrepancy between the restated and the original certificate of formation, as previously amended or supplemented.

FIRST: The name of the limited liability company is **MIAX Futures, LLC**.

SECOND: The address of the registered office of the Company in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle, ZIP Code 19801, and the name of the registered agent at such address for service of process is **The Corporation Trust Company**.

THIRD: The members agree to be bound by the signed limited liability company agreements except as they may be contradicted by the Limited Liability Company Act of the State of Delaware.

FOURTH: The duration of this limited liability company will be perpetual.

IN WITNESS WHEREOF, the undersigned, an authorized person, has executed this Restated Certificate of Formation on this date of March 10, 2021.

MIAX FUTURES, LLC

By: [signature]
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF FORMATION

The undersigned authorized person, desiring to amend the limited liability company formation pursuant to Section 18-202 of the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

1. The name of the limited liability company is MIAX Futures, LLC.

2. The Certificate of Formation of the limited liability company is hereby amended as follows:

FIRST: The name of the limited liability company is M 9 Holdings, LLC.

By: [signature]
Authorized Person

Name: Barbara J. Comly
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:57 PM 04/25/2024
FILED 03:57 PM 04/25/2024
SR 20241664286 - File Number 4465980

M 9 Holdings, LLC

THIRD AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
M 9 HOLDINGS, LLC

Miami International Holdings, Inc., a Delaware corporation, the sole member (the "Member") of **M 9 Holdings, LLC**, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del.C. § 18-101, et seq. (the "Act"), hereby declares the following to be the Third Amended and Restated Limited Liability Company Agreement (the "Agreement") of the Company which amends and restates in its entirety the Second Amended and Restated Limited Liability Company Agreement dated March 10, 2021 of the Company.

Section 1. <u>Formation</u>. The Company has been formed as a limited liability company under the Act by the filing of a Certificate of Formation with the Office of the Secretary of State of the State of Delaware. The Member agrees to be bound by and comply with the provisions thereof and hereof.

Section 2. <u>Name</u>. The name of the limited liability company shall be "M 9 Holdings, LLC", or such other name as the Member may from time to time hereafter designate.

Section 3. <u>Definitions</u>. Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 18-101 of the Act.

Section 4. <u>Purpose</u>. The Company is formed for the purpose of engaging in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the power to engage in all activities and transactions which the Member deems necessary or advisable in connection with the foregoing.

Section 5. <u>Offices</u>. The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Member may designate from time to time.

The registered office of the Company in the State of Delaware shall be located at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall be The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

Section 6. <u>Member</u>. Miami International Holdings, Inc. is the sole Member of the Company holding 100% of the membership interests of the Company. The mailing address of the Member is 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540.

Section 7. <u>Term</u>. The term of the Company shall commence on the date of filing of the certificate of formation of the Company in accordance with the Act and shall continue until the Company is dissolved and its affairs are wound up in accordance with Section 17 of this Agreement and a certificate of cancellation is filed in accordance with the Act.

Section 8. Board of Directors: Delegation of Authority and Duties.

(a) Member and Board of Directors. The Member, acting through the Board (defined below), shall manage and control the business and affairs of the Company, and shall possess all rights and powers as provided in the Act and otherwise by law. Except as otherwise expressly provided for herein, the Member hereby consents to the exercise by the Board of all such powers and rights conferred on them by the Act with respect to the management and control of the Company. Notwithstanding the foregoing and except as explicitly set forth in this Agreement, if a vote, consent or approval of the Member is required by the Act or other applicable law with respect to any act to be taken by the Company or matter considered by the Board, the Member agrees that it shall be deemed to have consented to or approved such act or voted on such matter in accordance with a vote of the Board on such act or matter.

(b) Delegation by Board. The Board shall have the power and authority to delegate to one or more other persons the Board's rights and powers to manage and control the business and affairs of the Company, including to delegate to agents and employees of the Member, a Director (as defined below) or the Company (including Officers), and to delegate by a management agreement or another agreement with, or otherwise to, other persons. The Board may authorize any person (including, without limitation, the Member or any Officer or Director) to enter into and perform under any document on behalf of the Company.

(c) Committees. The Board may, from time to time, designate one or more committees, each of which shall be comprised of at least two Directors. Any such committee, to the extent provided in the enabling resolution and until dissolved by the Board, shall have and may exercise any or all of the authority of the Board. At every meeting of any such committee, the presence of a majority of all the representatives thereof shall constitute a quorum, and the affirmative vote of a majority of the representatives present shall be necessary for the adoption of any resolution. The Board may dissolve any committee at any time, unless otherwise provided in this Agreement.

Section 9. Establishment of Board of Directors.

(a) Directors. There shall be established a Board of Directors (the "Board") composed of not less than (l) and no more than nine (9) persons as determined from time to time by the Member ("Directors"), each of whom shall be elected by the Member. Any Director may be removed from the Board at any time by the Member. Each Director shall remain in office until his or her death, resignation or removal. In the event of death, resignation or removal of a Director, the party or parties, as applicable, which appointed such Director shall fill the vacancy created. Notwithstanding anything in this Agreement to the contrary, Directors shall not be deemed to be "members" or "managers" (as such terms are defined in the Act) of the Company.

(b) No Individual Authority. No Director has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any expenditures or incur any obligations on behalf of the Company or authorize any of the foregoing, other than acts that are authorized by the Board.

(c) Chairman. The Board shall designate a Director to serve as chairman. The chairman shall, unless a majority of Directors present determine otherwise, preside at all meetings of the Board. If the chairman is absent at any meeting of the Board, a majority of the Directors present shall designate another Director to serve as interim chairman for that meeting.

Section 10. **Officers.** The Member may, from time to time as it deems advisable, designate natural persons as officers of the Company (the "Officers") or successor Officers of the Company and assign titles to any such person. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any delegation pursuant to this Section 10 may be revoked at any time by the Member. An Officer may be removed with or without cause at any time by the Member.

Section 11. **Advisory Board.** The Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Board.

Section 12. **Capital Contributions.** The Member shall make capital contributions to the Company from time to time, which amounts shall be set forth in the books and records of the Company.

Section 13. **Transfers of Member Interest.** The Member may sell, assign, pledge or otherwise transfer or encumber (collectively, a "Transfer") any of its Limited Liability Company Interest in the Company to any Person so long as such Transfer is in writing.

Section 14. **Resignation.** The Member shall have the right to resign from the Company so long as such resignation is in The provisions hereof with respect to distributions upon resignation are exclusive and no Member shall be entitled to claim any further or different distribution upon resignation under Section 18-604 of the Act or otherwise.

Section 15. **Allocations and Distributions.** Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Member may determine. Distributions shall be made to (and profits and losses of the Company shall be allocated among) the Member.

Section 16. **Return of Capital.** The Member has the right to receive any distributions which include a return of all or any part of such Member's capital contribution, provided that upon the dissolution and winding up of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the Act.

Section 17. **Dissolution.** The Company shall be dissolved and its affairs wound up upon the occurrence of an event causing a dissolution of the Company under Section 18-801 of the Act, except the Company shall not be dissolved upon the occurrence of an event that terminates the continued membership of a Member if (i) at the time of the occurrence of such event there are at least two Members of the Company, or (ii) within ninety (90) days after the occurrence of such event, all remaining Members agree in writing to continue the business of the Company and to the appointment, effective as of the date of such event, of one or more additional Members. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority set forth in Section 18-804 of the Act.

Section 18. **Amendments.** This Agreement may be amended only upon the written consent of the Member.

Section 19. **Other Business.** The Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

Section 20. **Limited Liability.** The Member shall not have any liability for the debts, obligations or liabilities of the Company except to the extent provided by the Act.

Section 21. **Exculpation; Indemnification.** Neither the Member, the Officers nor any of their respective affiliates or agents (collectively, "Covered Persons") shall be liable to the Company or any other person or entity who has an interest in the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement. To the fullest extent permitted by applicable law, each Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement; provided, however, that any indemnity under this Section 21 shall be provided out of and to the extent of Company assets only, and neither the Member nor the Officer, as applicable, nor any other Covered Person, shall have personal liability on account thereof.

Section 22. **Banking Matters.** The Member and each Officer and any agent or employee of the Company, or other person designated by such Member or Officer is hereby authorized and empowered (A) to (i) establish one or more domestic or international accounts (including but not limited to, depository, checking, disbursement, custodian, or investment accounts, and other accounts as deemed necessary or expeditious for business purposes of the Company) ("Accounts"), in the name of the Company with any bank, trust company, savings and loan institution, brokerage firm or other financial institution which said Member or Officer shall from time to time designate as a depository of funds, securities or other property of the Company, for any purpose and on terms and conditions deemed appropriate by such person on behalf of the Company; and (ii) close Accounts of the Company now or hereafter established; and (B) to assign, limit or revoke any and all authority of any agent or employee of the Company, or other person designated by such Member or Officer to (i) sign checks, drafts and orders for the payment of money drawn on the Company's Accounts, and all notes of the Company and all acceptances and endorsements of the Company; (ii) execute or initiate electronic fund transfers; (iii) execute or initiate foreign currency exchange transactions; (iv) execute or initiate the investment of monies; and (v) initiate requests for information for any Account of the Company.

Section 23. **Amendment.** This Agreement may only be amended by a writing duly signed by the Member.

Section 24. **<u>Governing Law</u>.** This Agreement shall be governed by, and construed under, the laws of the State of Delaware, without regard to conflict of law rules.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the 1st day of May, 2024.

MIAMI INTERNATIONAL HOLDINGS, INC.

By: ______________________________
Thomas P. Gallagher
Chairman and Chief Executive Officer


QUO FATA FERUNT

BERMUDA

THE COMPANIES ACT 1981

CERTIFICATE OF DEPOSIT OF

MEMORANDUM OF ASSOCIATION

THIS IS TO CERTIFY that a Memorandum of Association

of

THE BERMUDA STOCK EXCHANGE

was deposited in the Office of the Registrar of Companies

on the

10th day of March, 1993

in accordance with the provisions of

THE BERMUDA STOCK EXCHANGE COMPANY ACT 1992

IN WITNESS WHEREOF I have

hereto set my hand this

10th day of March, 1993

Acting REGISTRAR OF COMPANIES

MEMORANDUM OF ASSOCIATION

OF

THE BERMUDA STOCK EXCHANGE

Deposited in the office of the Registrar of Companies of Bermuda on the 10th day, of March 1993 in accordance with the provisions of Section 3 (1) of The Bermuda Stock Exchange Company Act 1992.

We, the undersigned, whose respective names, addresses and nationalities are set forth below, do hereby state that we have subscribed to this Memorandum of Assocation with the intent that the same shall be filed forthwith in the office of the Registrar of Companies and to the intent that, in accordance with the provisions of Section 3 (1) of The Bermuda Stock Exchange Company Act 1992 ("the Act"), we and the persons who shall hereafter become members of the Exchange, as defined in Section 2 of the Act, shall be a body corporate under the name of "The Bermuda Stock Exchange" for the purpose of carrying on business under and in accordance with the Act.

NAME	ADDRESS	NATIONALITY
Richard Cyril Ivor Francis	42 Knapton Estates Road Smith's HS 01	British
Charles Andrew Gunn	2 Mill Shares Road Pembroke HM 05	Canadian
William Donald Thomson	"Grey Gables" Riddell's Bay Road Warwick WK 04	Bermudian

REVENUE BERMUDA $100

REVENUE BERMUDA $100

REVENUE BERMUDA $100

AMENDED AND RESTATED

BYE-LAWS

of

THE BERMUDA STOCK EXCHANGE

July 21, 2003

Table of Contents

BYE-LAWS

of

THE BERMUDA STOCK EXCHANGE

INTERPRETATION

1. In these Bye-Laws unless the context otherwise requires -

"the Act" means The Bermuda Stock Exchange Company Act 1992, being Act No. 42 of 1992;

"the Authority" means the Bermuda Monetary Authority;

"Bermuda" means the Islands of Bermuda;

"the Chairman" and "the Deputy Chairman" means the officers of the Exchange having those respective titles;

"the Companies Acts" means every Bermuda statute from time to time in force concerning companies insofar as the same applies to the Exchange;

"the Council" means the Council for the time being of the Exchange;

"Council Member" means a member of the Council;

"the Exchange" means the company incorporated pursuant to the provisions of the Act and known as "The Bermuda Stock Exchange";

"Member" has the meaning assigned to it by the Companies Acts;

"paid up" means paid up or credited as paid up;

"Register" means the Register of Members of the Exchange;

"Registered Office" means the registered office for the time being of the Exchange;

"regulations" means the regulations made under section 11 of the Act;

"Seal" means the common seal of the Exchange and includes any duplicate thereof;

"Secretary" includes a temporary or assistant Secretary and any person appointed by the Council to perform any of the duties of the Secretary;

"these Bye-Laws" means these Bye-Laws in their present form or as from time to time amended;

"Trading Member" means a person admitted to membership in the Exchange pursuant to the regulations;

"Trading Members" means the aggregate of Trading Members for the time being;

for the purposes of these Bye-Laws a corporation shall be deemed to be present in person if its representative duly authorised pursuant to the Companies Acts is present;

words importing the singular number only include the plural number and vice versa;

words importing the masculine gender only include the feminine and neuter genders respectively;

words importing persons include companies or associations or bodies of persons, whether corporate or un-incorporate;

reference to writing shall include typewriting, printing, lithography, photography and other modes of representing or reproducing words in a legible and non-transitory form;

any words or expressions defined in the Companies Acts in force at the date when these Bye-Laws or any part thereof are adopted shall bear the same meaning in these Bye-Laws or such part (as the case may be).

REGISTERED OFFICE

2. The Registered Office shall be at such place in Bermuda as the Council shall from time to time appoint.

APPROVAL OF THE AUTHORITY

3. Notwithstanding anything expressed or implied to the contrary in these Bye-Laws, the prior approval in writing of the Authority shall be required with respect to each of the following matters:

(i) the application of any person to become a Member of the Exchange;

(ii) the offering, allotment, issue, transfer or other dealing with the shares or other securities of the Exchange;

(iii) the modification of the rights attaching to any class of shares or securities of the Exchange; and

(iv) any increase or other alteration of the capital of the Exchange.

SHARE RIGHTS

4. Subject to these Bye-Laws and to any special rights conferred on the holders of any share or class of shares, any share in the Exchange may be issued with or have attached thereto such preferred, deferred, qualified or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Exchange may in general meeting determine or, if there has not been any such determination or so far as the same shall not make specific provision, as the Council may determine.

POWER OF THE EXCHANGE TO REPURCHASE ITS SHARES

4A. The Exchange may purchase its own shares in accordance with the provisions of the Companies Act on such terms as the Council shall think fit. The Council may exercise all the powers of the Exchange to purchase all or any part of its own shares in accordance with the Companies Act.

MODIFICATION OF RIGHTS

5. Subject to the Companies Acts and these Bye-Laws, all or any of the special rights for the time being attached to any class of shares for the time being issued may from time to time (whether or not the Exchange is being wound up) be altered or abrogated with the consent in writing of the holders of not less than seventy five percent of the issued shares of that class or with the sanction of a resolution passed at a separate general meeting of the holders of such shares voting in person or by proxy. To any such separate general meeting, all the provisions of these Bye-Laws as to general meetings of the Exchange shall mutatis mutandis apply, but so that the necessary quorum shall be two or more persons holding or representing by proxy any of the shares of the relevant class, that every holder of shares of the relevant class shall be entitled on a poll to one vote for every such share held by him and that any holder of shares of the relevant class present in person or by proxy may demand a poll.

6. The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be altered by the creation or issue of further shares ranking pari passu therewith.

SHARES

7. Subject to these Bye-Laws, the unissued shares of the Exchange (whether forming part of the original capital or any increased capital) shall be at the disposal of the Council, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Council may determine.

8. The Council may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by law.

9. Except as ordered by a court of competent jurisdiction or as required by law, no person shall be recognised by the Exchange as holding any share upon trust and the Exchange shall not be bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as otherwise provided in these Bye-Laws or by law) any other right in respect of any share except an absolute right to the entirety thereof in the registered holder.

CERTIFICATES

10. The preparation, issue and delivery of certificates shall be governed by the Companies Acts. In the case of a share held jointly by several persons, delivery of a certificate to one of several joint holders shall be sufficient delivery to all.

11. If a share certificate is defaced, lost or destroyed it may be replaced without fee but on such terms (if any) as to evidence and indemnity and to payment of the costs and out of pocket expenses of the Exchange in investigating such evidence and preparing such indemnity as the Council may think fit and, in case of defacement, on delivery of the old certificate to the Exchange.

12. All certificates for share or loan capital or other securities of the Exchange (other than letters of allotment, scrip certificates and other like documents) shall, except to the extent that the terms and conditions for the time being relating thereto otherwise provide, be issued under the Seal. The Council may by resolution determine, either generally or in any particular case, that any signatures on any such certificates need not be autographic but may be affixed to such certificates by some mechanical means or may be printed thereon or that such certificates need not be signed by any persons.

LIEN

13. The Exchange shall have a first and paramount lien on every share (not being a fully paid share) for all moneys, whether presently payable or not, called or payable, at a date fixed by or in accordance with the terms of issue of such share in respect of such share, and the Exchange shall also have a first and paramount lien on every share (other than a fully paid share) standing registered in the name of a Member, whether singly or jointly with any other person, for all the debts and liabilities of such Member or his estate to the Exchange, whether the same shall have been incurred before or after notice to the Exchange of any interest of any person other than such Member, and whether the time for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such Member or his estate and any other person, whether a Member or not. The Exchange's lien on a share shall extend to all dividends payable thereon. The Council may at any time, either generally or in any particular case, waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this Bye-Law.

14. The Exchange may sell, in such manner as the Council may think fit, any share on which the Exchange has a lien but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, stating

and demanding payment of the sum presently payable and giving notice of the intention to sell in default of such payment, has been served on the holder for the time being of the share.

15. The net proceeds of sale by the Exchange of any shares on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the holder of the share immediately before such sale. For giving effect to any such sale the Council may authorise some person to transfer the share sold to the purchaser thereof. The purchaser shall be registered as the holder of the share and he shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the sale.

CALLS ON SHARES

16. The Council may from time to time make calls upon the Members in respect of any moneys unpaid on their shares (whether on account of the par value of the shares or by way of premium) and not by the terms of issue thereof made payable at a date fixed by or in accordance with such terms of issue, and each Member shall (subject to the Exchange serving upon him at least fourteen days notice specifying the time or times and place of payment) pay to the Exchange at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Council may determine.

17. A call may be made payable by instalments and shall be deemed to have been made at the time when the resolution of the Council authorizing the call was passed.

18. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

19. If a sum called in respect of the share shall not be paid before or on the day appointed for payment thereof the person from whom the sum is due shall pay interest on the sum from the day appointed for the payment thereof to the time of actual payment at such rate as the Council may determine, but the Council shall be at liberty to waive payment of such interest wholly or in part.

20. Any sum which, by the terms of issue of a share, becomes payable on allotment or at any date fixed by or in accordance with such terms of issue, whether on account of the nominal amount of the share or by way of premium, shall for all the purposes of these Bye-Laws be deemed to be a call duly made, notified and payable on the date on which, by the terms of issue, the same becomes payable and, in case of non-payment, all the relevant provisions of these Bye-Laws as to payment of interest, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

21. The Council may on the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

FORFEITURE OF SHARES

22. If a Member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Council may at any time thereafter during such time as any part of such call or instalment remains unpaid serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

23. The notice shall name a further day (not being less than 14 days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that, in the event of non-payment on or before the day and at the place appointed, the shares in respect of which such call is made or instalment is payable will be liable to be forfeited. The Council may accept the surrender of any share liable to be forfeited hereunder and, in such case, references in these Bye-Laws to forfeiture shall include surrender.

24. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls or instalments and interest due in respect thereof has been made, be forfeited by a resolution of the Council to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

25. When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share; but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice as aforesaid

26. A forfeited share shall be deemed to be the property of the Exchange and may (subject to these Bye-Laws) be sold, re-offered or otherwise disposed of either to the person who was, before forfeiture, the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Council shall think fit, and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Council may think fit.

27. A person whose shares have been forfeited shall thereupon cease to be a Member in respect of the forfeited shares but shall, notwithstanding the forfeiture, remain liable to pay to the Member all moneys which at the date of forfeiture were presently payable by him to the Exchange in respect of the shares with interest thereon at such rate as the Council may determine from the date of forfeiture until payment, and the Exchange may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited.

28. An affidavit in writing that the deponent is a Council Member or the Secretary and that a share has been duly forfeited on the date stated in the affidavit shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Exchange may receive the consideration (if any) given for the share on the sale, re-allotment or disposition thereof and the Council may authorise some person to transfer the share to the person to whom the same is sold, re-allotted or disposed of, and he shall thereupon be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale, re-allotment or disposal of the share.

REGISTER OF MEMBERS

29. The Secretary shall establish and maintain the Register of Members at the Registered Office in the manner prescribed by the Companies Acts. Unless the Council otherwise determines, the Register of Members shall be open to inspection in the manner prescribed by the Companies Acts between 10:00 a.m. and 12:00 noon on every working day. Unless the Council so determines, no Member or intending Members shall be entitled to have entered in the Register any indication of any trust or any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share and if any such entry exists or is permitted by the Council it shall not be deemed to abrogate any of the provisions of Bye-Law 9.

REGISTER OF TRADING MEMBERS

30. The Secretary shall establish and maintain a register of Trading Members as required by the Act. The register of Trading Members shall be open to inspection in the manner prescribed by the Act between 10:00 a.m. and 12:00 noon on every working day.

REGISTER OF COUNCIL MEMBERS AND OFFICERS

31. The Secretary shall establish and maintain a register of the Council Members and Officers of the Exchange in a manner corresponding to that prescribed for directors and officers of a company by the Companies Acts. The register of Council Members and Officers shall be open to inspection in the manner corresponding as aforesaid between 10:00 a.m. and 12:00 noon on every working day.

TRANSFER OF SHARES

32. Subject to the Act, the Companies Acts and these Bye-Laws, any Member may transfer all or any of his shares by an instrument of transfer in the usual common form or in any other form which the Council may approve.

33. (1) The instrument of transfer of a share shall be signed by or on behalf of the transferor and where any share is not fully-paid the transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. All instruments of transfer when registered may be retained by the Exchange.

(2) The Council shall not register any transfer unless:-

(a) the instrument of transfer is duly stamped and lodged with the Exchange, accompanied by the certificate for the shares to which it relates, and such other evidence as the Council may reasonably require to show the right of the transferor to make the transfer;

(b) the instrument of transfer is in respect of only one class of share; and

(c) the prior approval in writing of the Authority with respect thereto has been obtained.

TRANSMISSION OF SHARES

34. In the case of the death of a Member, the survivor or survivors, where the deceased was a joint holder, and the estate representative, where he was sole holder, shall be the only person recognised by the Exchange as having any title to his shares; but nothing herein contained shall release the estate of a deceased holder (whether the sole or joint) from any liability in respect of any share held by him solely or jointly with other persons. For the purpose of this Bye-Law, estate representative means the person to whom probate or letters of administration has or have been granted in Bermuda or, failing any such person, such other person as the Council may in its absolute discretion determine to be the person recognised by the Exchange for the purpose of this Bye-Law.

35. Any person becoming entitled to a share in consequence of the death of a Member or otherwise by operation of applicable law may, subject as hereafter provided and upon such evidence being produced as may from time to time be required by the Council as to his entitlement, either be registered himself as the holder of the share or elect to have some person nominated by him registered as the transferee thereof. If the person so becoming entitled elects to be registered himself, he shall deliver or send to the Exchange a notice in writing signed by him stating that he so elects. If he shall elect to have his nominee registered, he shall signify his election by signing an instrument of transfer of such share in favour of his nominee. All the limitations, restrictions and provisions of these Bye-Laws relating to the right to transfer and the registration of transfer of shares shall be applicable to any such notice or instrument of transfer as aforesaid as if the death of the Member or other event giving rise to the transmission had not occurred and the notice or instrument of transfer was an instrument of transfer signed by such Member.

36. A person becoming entitled to a share in consequence of the death of a Member or otherwise by operation of applicable law shall (upon such evidence being produced as may from time to time be required by the Council as to his entitlement) be entitled to receive and may give a discharge for any dividends or other moneys payable in respect of the share, but he shall not be entitled in respect of the share to receive notices of or to attend or vote at general meetings of the Exchange or, save as aforesaid, to exercise in respect of the share any of the rights or privileges of a Member until he shall have become registered as the holder thereof. The Council may at any time give notice requiring such person to elect either to be registered himself or to transfer the share and if the notice is not complied with within sixty days the Council may thereafter withhold payment of all dividends and other moneys payable in respect of the shares until the requirements of the notice have been complied with.

37. Subject to any directions of the Council from time to time in force, the Secretary may exercise the powers and discretions of the Council under Bye-Laws 34, 35 and 36.

INCREASE OF CAPITAL

38. Subject to these Bye-Laws, the Exchange may from time to time increase its capital by such sum to be divided into shares of such par value as the Exchange in general meeting shall prescribe.

39. Subject to these Bye-Laws, the Exchange may, by the resolution increasing the capital, direct that the new shares or any of them shall be offered in the first instance either at par or at a premium or (subject to the provisions of the Companies Acts) at a discount to all the holders for the time being of shares of any class or classes in proportion to the number of such shares held by them respectively or make any other provision as to the issue of the new shares.

40. The new shares shall be subject to all the provisions of these Bye-Laws with reference to lien, the payment of calls, forfeiture, transfer, transmission and otherwise.

ALTERATION OF CAPITAL

41. Subject to these Bye-Laws, the Exchange may from time to time in general meeting:-

(a) divide its shares into several classes and attach thereto respectively any preferential, deferred, qualified or special rights, privileges or conditions;

(b) consolidate and divide all or any of its share capital into shares of larger par value than its existing shares;

(c) sub-divide its shares or any of them into shares of smaller par value than is fixed by the Act so, however, that in the sub-division the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived;

(d) make provision for the issue and allotment of shares which do not carry any voting rights; and

(e) cancel shares which, at the date of the passing of the resolution in that behalf, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

Where any difficulty arises in regard to any division, consolidation, or sub-division under this Bye-Law, the Council may settle the same as it thinks expedient and, in particular, may arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Council may authorise some person to transfer the shares representing fractions to the purchaser thereof, who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

42. Subject to the Companies Acts and to any confirmation or consent required by law or these Bye-Laws, the Exchange may by resolution in general meeting from time to time convert any preference shares into redeemable preference shares.

REDUCTION OF CAPITAL

43. Subject to the Act, the Companies Acts and any confirmation or consent required by law or these Bye-Laws, the Exchange may from time to time in general meeting authorise the reduction of its issued share capital or any capital redemption reserve fund or any share premium or contributed surplus account in any manner.

44. In relation to any such reduction, the Exchange may in general meeting determine the terms upon which such reduction is to be effected including in the case of a reduction of part only of a class of shares, those shares to be affected.

GENERAL MEETINGS

45. The Council shall convene and the Exchange shall hold general meetings as Annual General Meetings in accordance with the requirements of the Companies Acts at such times and places as the Council shall appoint. The Council may, whenever it thinks fit, and shall, when required by the Companies Acts, convene general meetings other than Annual General Meetings which shall be called Special General Meetings.

NOTICE OF GENERAL MEETINGS

46. An Annual General Meeting shall be called by not less than 5 days notice in writing and a Special General Meeting shall be called by not less than 5 days notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, day and time of the meeting, and, in the case of a Special General Meeting, the general nature of the business to be considered. Notice of every general meeting shall be given in any manner permitted Bye-Laws 118 and 119 to all Members other than such as, under the provisions of these Bye-Laws or the terms of issue of the shares they hold, are not entitled to receive such notice from the Exchange.

Notwithstanding that a meeting of the Exchange is called by shorter notice than that specified in this Bye-Law, it shall be deemed to have been duly called if it is so agreed:-

(a) in the case of a meeting called as an Annual General Meeting, by all the Members entitled to attend and vote thereat;

(b) in the case of any other meeting, by a majority in number of the Member having the right to attend and vote at the meeting, being a majority together holding not less than 95 percent in nominal value of the shares giving that right.

47. The accidental omission to give notice of a meeting or (in cases where instruments of proxy are sent out with the notice) the accidental omission to send such instrument of proxy to, or the

non-receipt of notice of a meeting or such instrument of proxy by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

48. No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment, choice or election of a chairman which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Bye-Laws, at least two Members holding not less than 51 per cent of the shares carrying the right to vote, present in person or represented by proxy, shall be a quorum for all purposes.

49. If within five minutes (or such longer time as the chairman of the meeting may determine to wait) after the time appointed for the meeting, a quorum is not present, the meeting, if convened on the requisition of Members, shall be dissolved. In any other case, it shall stand adjourned to such other day and such other time and place as the chairman of the meeting may determine and at such adjourned meeting two Members present in person (whatever the number of shares held by them) shall be a quorum. The Exchange shall give not less than 5 days notice of any meeting adjourned through want of a quorum and such notice shall state that two Members present in person (whatever the number of shares held by them) shall be a quorum.

50. A meeting of the Members or any class thereof may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting.

51. Each Council Member shall be entitled to attend and speak at any general meeting of the Exchange.

52. The Chairman of the Exchange or, in his absence, the Deputy Chairman shall preside as chairman at every general meeting. If at any meeting neither of the Chairman nor the Deputy Chairman is present within five minutes after the time appointed for holding the meeting, or if neither of them is willing to act as chairman, the Council Members present shall choose one of their number to act or if one Council Member only is present he shall preside as chairman if willing to act. If no Council Member is present or, if each of the Council Members present declines to take the chair, the persons present and entitled to vote on a poll shall elect one of their number to be chairman.

53. The chairman of the meeting may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. When a meeting is adjourned for three months or more, notice of the adjourned meeting shall be given as in the case of an original meeting.

54. Save as expressly provided by these Bye-Laws, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

VOTING

55. Save where a greater majority is required by the Companies Acts or these Bye-Laws, any question proposed for consideration at any general meeting shall be decided on by a simple majority of votes cast.

56. At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:-

(a) the chairman of the meeting; or

(b) at least three Members present in person or represented by proxy; or

(c) any Member or Members present in person or represented by proxy and holding between them not less than one tenth of the total voting rights of all the Members having the right to vote at such meeting; or

(d) a Member or Members present in person or represented by proxy holding shares conferring the right to vote at such meeting, being shares on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all such shares conferring such right.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be final and conclusive, and an entry to that effect in the minute book of the Exchange shall be conclusive evidence of the fact without proof of the number of votes recorded for or against such resolution.

57. If a poll is duly demanded, the result of the poll shall be deemed to be the resolution of the meeting at which the poll is demanded.

58. A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken in such manner and either forthwith or at such time (being not later than three months after the date of the demand) and place as the chairman shall direct. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll.

59. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded and it may be withdrawn at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

60. On a poll, votes may be cast either personally or by proxy.

61. A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

62. In the case of an equality of votes at a general meeting, whether on a show of hands or on a poll, the chairman of such meeting shall not be entitled to a second or casting vote.

63. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding.

64. A Member who is a patient for any purpose of any statute or applicable law relating to mental health or in respect of whom an order has been made by any Court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote, whether on a show of hands or on a poll, by his receiver, committee, curator bonis or other person in the nature of a receiver, committee or curator bonis appointed by such Court and such receiver, committee, curator bonis or other person may vote on a poll by proxy, and. may otherwise act and be treated as such Member for the purpose of general meetings.

65. No Member shall, unless the Council otherwise determines, be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Exchange have been paid.

66. If (i) any objection shall be raised to the qualification of any voter or (ii) any votes have been counted which ought not to have been counted or which might have been rejected or (iii) any votes are not counted which ought to have been counted, the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

PROXIES AND CORPORATE REPRESENTATIVES

67. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney authorised by him in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign the same. A person who is not a Member may be appointed a proxy holder.

68. Any Member may appoint a standing proxy or (if a corporation) representative by depositing at the Registered Office a proxy or (if a corporation) an authorisation and such proxy or authorisation shall be valid for all general meetings and adjournments thereof until notice of revocation is received at the Registered Office. Where a standing proxy or authorisation exists, its operation shall be deemed to have been suspended at any general meeting or adjournment thereof

at which the Member is present or in respect to which the Member has specially appointed a proxy or representative. The Council may from time to time require such evidence as it shall deem necessary as to the due execution and continuing validity of any such standing proxy or authorisation and the operation of any such standing proxy or authorisation shall be deemed to be suspended until such time as the Council determines that it has received the requested evidence or other evidence satisfactory to it.

69. Subject to Bye-Law 68, the instrument appointing a proxy together with such other evidence as to its due execution as the Council may from time to time require, shall be delivered at the Registered Office (or at such place as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any document sent therewith) prior to the holding of the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, before the time appointed for the taking of the poll and in default the instrument of proxy shall not be treated as valid.

70. Instruments of proxy shall be in any common form or in such other form as the Council may approve and the Council may, if it thinks fit, send out with the notice of any meeting forms of instruments of proxy for use at that meeting. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall unless the contrary is stated therein be valid as well for any adjournment of the meeting as for the meeting to which it relates.

71. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the instrument of proxy or of the authority under which it was executed, provided that no intimation in writing of such death, insanity or revocation shall have been received by the Exchange at the Registered Office (or such other place as may be specified for the delivery of instruments of proxy in the notice convening the meeting or other documents sent therewith) one hour at least before the commencement of the meeting or adjourned meeting, or the taking of the poll, at which the instrument of proxy is used.

72. Subject to the Companies Acts, the Council may at its discretion waive any of the provisions of these Bye-Laws related to proxies or authorisations and, in particular, may accept such verbal or other assurances as it thinks fit as to the right of any person to attend and vote on behalf of any Member at general meetings.

APPOINTMENT AND REMOVAL OF COUNCIL MEMBERS

73. The number of Council Members shall be such number not less than three as the Exchange in general meeting may from time to time determine and, subject to the Act, the Companies Acts and these Bye-Laws shall serve until re-elected or their successors are appointed at the next Annual General Meeting. A person who is not a Member may be appointed a Council Member.

74. Each Member that holds not less than 10% of the issued ordinary shares of the Exchange, shall have the right to designate and appoint one Council Member by notice in writing delivered to the Secretary. Any Council Member appointed by a Member pursuant to this Bye-Law may be removed by that Member at any time by written notice to the Council Member and to the Secretary. If the share holding of any Member who has appointed a Council Member pursuant to this Bye-law reduces below 10% of the issued ordinary shares of the Exchange then that Member is no longer entitled to appoint a Council Member in accordance with this Bye-law and the term of office of any Council Member so appointed shall expire immediately.

75. The Exchange shall at the Annual General Meeting and may in general meeting determine the minimum and the maximum number of Council Members and may in general meeting determine that one or more vacancies in the Council shall be deemed casual vacancies for the purposes of these Bye-Laws.

76. The Exchange may in a Special General Meeting called for that purpose remove a Council Member provided notice of any such meeting shall be served upon the Council Member concerned not less than 14 days before the meeting and he shall be entitled to be heard at that meeting. Any vacancy created by the removal of a Council Member at a Special General Meeting may be filled at the Meeting by the election of another Council Member in his place or, in the absence of any such election, by the Council.

RESIGNATION AND DISQUALIFICATION OF COUNCIL MEMBERS

77. The office of a Council Member shall be vacated upon the happening of any of the following events:

(a) if he resigns his office by notice in writing delivered to the Registered Office or tendered at a meeting of the Council;

(b) if he becomes of unsound mind or a patient for any purpose of any statute or applicable law relating to mental health and the Council resolves that his office is vacated;

(c) if he becomes bankrupt or compounds with his creditors;

(d) if he is prohibited by law from being a Council Member;

(e) if he ceases to be a Council Member by virtue of the Act or the Companies Acts or is removed from office pursuant to these Bye-Laws; or

(f) if, being an appointee of a Member which holds not less than 10% of the issued ordinary shares of the Exchange, the share holding of that Member reduces below 10% of the issued ordinary shares of the Exchange.

ALTERNATE COUNCIL MEMBERS

78. The Exchange may in general meeting elect a person or persons qualified to be Council Members to act as Council Members in the alternative to any of the Council Members or may authorise the Council to appoint such Alternate Council Members. Any Alternate Council Member may be removed by the Exchange in general meeting and, if appointed by the Council, may be removed by the Council and, subject thereto, the office of Alternate Council Member shall continue until the next annual election of the Council or, if earlier, the date on which the relevant Council Member ceases to be a Council Member. An Alternate Council Member may also be a Council Member in his own right and may act as alternate to more than one Council Member.

79. An Alternate Council Member shall be entitled to receive notices of all meetings of Council, to attend, be counted in the quorum and vote at any such meeting at which any Council Member to whom he is alternate is not personally present, and generally to perform all the functions of any Council Member to whom he is alternate in his absence.

80. Every person acting as an Alternate Council Member shall (except as regards powers to appoint an alternate and remuneration) be subject in all respects to the provisions of these Bye-Las relating to Council Members and shall alone be responsible to the Exchange for his acts and defaults and shall not be deemed to be the agent of or for any Council Member for whom he is alternate. An Alternate Council Member may be paid expenses and shall be entitled to be indemnified by the Exchange to the same extent mutatis mutandis as if he were a Council Member. Every person acting as an Alternate Council Member shall have one vote for each Council Member for whom he acts as alternate (in addition to his own vote if he is also a Council Member). The signature of an Alternate Council Member to any resolution in writing of the Council or a committee of the Council shall, unless the terms of his appointment provides to the contrary, be as effective as the signature of the Council Member or Council Members to whom he is alternate.

COUNCIL MEMBERS' FEES AND ADDITIONAL REMUNERATION AND EXPENSES

81. The amount, if any, of Council Members' fees shall from time to time be determined by the Exchange in general meeting and in the absence of a determination to the contrary in general meeting, such fees shall be deemed to accrue from day to day. Each Council Member may be paid his reasonable travelling, hotel and incidental expenses in attending and returning from meetings of the Council or committees constituted pursuant to these Bye-Laws or general meetings and shall be paid all expenses properly and reasonably incurred by him in the conduct of the Exchange's business or in the discharge of his duties as a Council Member. Any Council Member who, by request, goes or resides abroad for any purposes of the Exchange or who performs services which in the opinion of the Council go beyond the ordinary duties of a Council Member may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Council may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Bye-Law.

COUNCIL MEMBERS' INTERESTS

82. (a) A Council Member may hold any other office or position with the Exchange (except that of auditor) in conjunction with his office of Council Member for such period and upon such terms as the Council may determine, and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profits or otherwise) as the Council may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Bye-Law.

(b) A Council Member may act by himself or his firm in a professional capacity for the Exchange (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Council Member.

(c) Subject to the provisions of the Companies Acts, a Council Member may notwithstanding his office be a party to, or otherwise interested in, any transaction or arrangement with the Exchange or in which the Exchange is otherwise interested; and be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Exchange or in which the Exchange is interested. The Council may also cause the voting power conferred by the shares in any other company held or owned by the Exchange to be exercised in such manner in all respects as it thinks fit, including the exercise thereof in favour of any resolution appointing the Council Members or any of them to be directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company.

(d) So long as, where it is necessary, he declares the nature of his interest at the first opportunity at a meeting of the Council or by writing to the Council Members as required by the Companies Acts, a Council Member shall not by reason of his office be accountable to the Exchange for any benefit which he derives from any office or employment to which these Bye-Laws allow him to be appointed or from any transaction or arrangement in which these Bye-Laws allow him to be interested, and no such transaction or arrangement shall be liable to be avoided on the ground of any interest or benefit.

(e) Subject to the Companies Acts and any further disclosure required thereby, a general notice to the Council by a Council Member or officer declaring that he is a director or officer or has an interest in a person and is to be regarded as interested in any transaction or arrangement made with that person, shall be a sufficient declaration of interest in relation to any transaction or arrangement so made.

POWERS AND DUTIES OF THE COUNCIL

83. Subject to the provisions of the Act, the Companies Acts and these Bye-Laws and to any directions given by the Exchange in general meeting, the Council shall manage the business of the Exchange and may pay all expenses incurred in promoting and incorporating the Exchange and may exercise all the powers of the Exchange. Subject generally to the provisions of the Act, the Council shall make regulations which provide for the matters specified in the Act and may make such other regulations as it deems necessary or desirable for the proper and efficient regulation,

management and control of the Exchange and the stock market operated by the Exchange. No alteration of these Bye-Laws and no such direction shall invalidate any prior act of the Council which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Bye-Law shall not be limited by any special power given to the Council by these Bye-Laws and a meeting of the Council at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Council.

84. The Council may exercise all the powers of the Exchange to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Exchange and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Exchange or of any other persons.

85. All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for money paid to the Exchange shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Council shall from time to time by resolution determine.

86. The Council may from time to time appoint one or more of its body to be a managing director, joint managing director or an assistant managing director or to hold any other employment or executive office with the Exchange for such period and upon such terms as the Council may determine and may revoke or terminate any such appointments. Any such revocation or termination as aforesaid shall be without prejudice to any claim for damages that such Council Member may have against the Exchange or the Exchange may have against such Council Member for any breach of any contract of service between him and the Exchange which may be involved in such revocation or termination. Any person so appointed shall receive such remuneration (if any) (whether by way of salary, commission, participation in profits or otherwise) as the Council may determine, and either in addition to or in lieu of his remuneration as a Council Member.

DELEGATION OF THE COUNCIL'S POWERS

87. The Council may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Council, to be the attorney or attorneys of the Exchange for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Council under these Bye-Laws) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney and of such attorney as the Council may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

88. The Council may, with the prior approval in writing of the Authority in each case, entrust to and confer upon any Council Member or officer any of the powers exercisable by it upon such terms and conditions with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, and may (with such approval) from time to time revoke or vary all or any of such powers but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby.

89. The Council may, with the prior approval in writing of the Authority in each case, delegate any of its powers, authorities and discretions to committees, consisting of such person or persons (whether a member or members of its body or not) as it thinks fit. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed upon it by the Council.

PROCEEDINGS OF THE COUNCIL

90. The Council may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes the motion shall be deemed to have been lost. A Council Member may, and the Secretary on the requisition of a Council Member shall, at any time summon a meeting of the Council.

91. Notice of a meeting of the Council shall be deemed to be duly given to a Council Member if it is given to him personally or by word of mouth or sent to him by post, cable, telex, telecopier or other mode of representing or reproducing words in a legible and non-transitory form at his last known address or any other address given by him to the Exchange for this purpose. A Council Member may waive notice of any meeting either prospectively or retrospectively.

92. (a) The quorum necessary for the transaction of the business of the Council may be fixed by the Council and, unless so fixed at any other number, shall be two individuals. Any Council Member who ceases to be a Council Member at a meeting of the Council may continue to be present and to act as a Council Member and be counted in the quorum until the termination of the meeting if no other Council Member objects and if otherwise a quorum would not be present.

(b) A Council Member who to his knowledge is in any way, whether directly or indirectly, interested in a contract or proposed contract, transaction or arrangement with the Exchange and has complied with the provisions of the Companies Acts and these Bye-Laws with regard to disclosure of his interest shall be entitled to vote in respect of any contract, transaction or arrangement in which he is so interested and if he shall do so his vote shall be counted, and he shall be taken into account in ascertaining whether a quorum is present.

93. So long as a quorum of Council Members remains in office, the continuing Council Members may act notwithstanding any vacancy in the Council but, if no such quorum remains, the continuing Council Members or a sole continuing Council Member may act only for the purpose of calling a general meeting.

94. The Chairman shall act as chairman of all meetings of the Council at which he is present and, in his absence, the Deputy Chairman shall be chairman. If at any meeting neither the Chairman nor the Deputy Chairman is present within five minutes after the time appointed for holding the same, the Council Members present may choose one of their number to be chairman of the meeting.

95. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these Bye-Laws for regulating the meetings and proceedings of the Council so far as the same are applicable and are not superseded by any regulations imposed by the Council.

96. A resolution in writing signed by all the Council Members for the time being entitled to receive notice of a meeting of the Council or by all the members of a committee for the time being shall be as valid and effectual as a resolution passed at a meeting of the Council or, as the case may be, of such committee duly called and constituted. Such resolution may be contained in one document or in several documents in the like form each signed by one or more of the Council Members or members of the committee concerned.

97. A meeting of the Council or a committee appointed by the Council may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting.

98. All acts done by the Council or by any committee or by any person acting as a Council Member or member of a committee or any person duly authorised by the Council or any committee, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Council or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated their office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Council Member, member of such committee or person so authorised.

OFFICERS

99. The officers of the Exchange shall include a Chairman and a Deputy Chairman who shall be Council Members and shall be elected by the Council as soon as possible after the statutory meeting and each annual general meeting. In addition, the Council may appoint any person whether or not he is a Council Member to hold such other office (including that of President and Vice-President) as the Council may from time to time determine. Any person elected or appointed pursuant to this Bye-Law shall hold office for such period and upon such terms as the Council may determine and the Council may revoke or terminate any such election or appointment. Any such revocation or termination shall be without prejudice to any claim for damages that such officer may have against the Exchange or the Exchange may have against such officer for any breach of any contract of service between him and the Exchange which may be involved in such revocation or termination. Save a provided in the Act, the Companies Acts or these Bye-Laws, the powers and duties of the officers of the Exchange shall be such (if any) as are determined from time to time by the Council.

MINUTES

100. The Council shall cause minutes to be made and books kept for the purpose of recording -

(a) all appointments of officers made by the Council;

(b) the names of the Council Members and other persons (if any) present at each meeting of the Council and of any committee; and

(c) of all proceedings at meetings of the Exchange, of the holders of any class of shares in the Exchange, and of committees.

SECRETARY

101. The Secretary shall be appointed by the Council at such remuneration (if any) and upon such terms as it may think fit and any Secretary so appointed may be removed by the Council. The duties of the Secretary shall be those prescribed by the Act and the Companies Acts, together with such other duties as shall from time to time be prescribed by the Council.

102. A provision of the Act, the Companies Acts or these Bye-Laws requiring or authorising a thing to be done by or to a Council Member and the Secretary shall not be satisfied by its being done by or to the same person acting both as Council Member and as, or in the place of, the Secretary.

THE SEAL

103. (a) The Seal shall consist of a circular metal device with the name of the Exchange around the outer margin thereof and the country and year of incorporation across the centre thereof. Should the Seal not have been received at the Registered Office in such form at the date of adoption of this Bye-Law then, pending such receipt, any document requiring to be sealed with the Seal shall be sealed by affixing a red wafer seal to the document with the name of the Exchange, and the country and year of incorporation type written across the centre thereof.

(b) The Council shall provide for the custody of every Seal. A Seal shall only be used by authority of the Council or of a committee of the Council authorised by the Council in that behalf. Subject to these Bye-Laws, any instrument to which a Seal is affixed shall be signed by a Council Member and by the Secretary or by a second Council Member; provided that the Secretary or a Council Member may affix a Seal over his signature only to authenticate copies of these Bye-Laws, the minutes of any meeting or any other documents requiring authentication.

DIVIDENDS AND OTHER PAYMENTS

104. The Council may from time to time declare cash dividends or distributions out of contributed surplus to be paid to the Members according to their rights and interests including such interim dividends as appear to the Council to be justified by the position of the Exchange. The Council may also pay any fixed cash dividend which is payable on any shares of the Exchange

half yearly or on such other dates, whenever the position of the Exchange, in the opinion of the Council, justifies such payment.

105. Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide:-

(a) all dividends or distributions out of contributed surplus may be declared and paid according to the amounts paid up on the shares in respect of which the dividend or distribution is paid, and an amount paid up on a share in advance of calls may be treated for the purpose of this Bye-Law as paid-up on the share:

(b) dividends or distributions out of contributed surplus may be apportioned and paid pro rata according to the amounts paid-up on the shares during any portion or portions of the period in respect of which the dividend or distribution is paid.

106. The Council may deduct from any dividend, distribution or other moneys payable to a Member by the Exchange on or in respect of any shares all sums of money (if any) presently payable by him to the Exchange on account of calls or otherwise in respect of shares of the Exchange.

107. No dividend, distribution or other moneys payable by the Exchange on or in respect of any share shall bear interest against the Exchange.

108. Any dividend, distribution, interest or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post addressed to the holder at his address in the Register or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his registered address as appearing in the Register or addressed to such person at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first in the Register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Exchange. Any one of two or more joint holders may give effectual receipts for any dividends, distributions or other moneys payable or property distributable in respect of the shares held by such joint holders.

109. Any dividend or distribution of contributed surplus unclaimed for a period of six years from the date of declaration of such dividend or distribution shall be forfeited and shall revert to the Exchange and the payment by the Council of any unclaimed dividend, distribution, interest or other sum payable on or in respect of the share into a separate account shall not constitute the Exchange a trustee in respect thereof.

RESERVES

110. The Council may, before recommending or declaring any dividend or distribution out of contributed surplus, set aside such sums as it thinks proper as reserves which shall, at the discretion

of the Council, be applicable for any purpose of the Exchange and pending such application may, also at such discretion, either be employed in the business of the Exchange or be invested in such investments as the Council may from time to time think fit. The Council may also without placing the same to reserve carry forward any sums which it may think it prudent not to distribute.

CAPITALIZATION OF PROFITS

111. Subject to these Bye-Laws, the Exchange may, upon the recommendation of the Council, at any time and from time to time resolve in general meeting to the effect that it is desirable to capitalize all or any part of any amount for the time being standing to the credit of any reserve or fund which is available for distribution or to the credit of any share premium account or any capital redemption reserve fund and accordingly that such amount be set free for distribution amongst the Members or any class of Members who would be entitled thereto if distributed by way of dividend or distribution of contributed surplus and in the same proportions, on the footing that the same be not paid in cash but be applied either in or towards paying up amounts for the time being unpaid on any shares in the Exchange held by such Members respectively or in payment up in full of unissued shares, debentures or other obligations of the Exchange, to be allotted and distributed credited as fully paid amongst such Members, or partly in one way and partly in the other, and the Council shall give effect to such resolution, provided that for the purpose of this Bye-Law, a share premium account and a capital redemption reserve fund may be applied only in paying up of unissued shares to be issued to such Members credited as fully paid and provided further that any sum standing to the credit of a share premium account may only be applied in crediting as fully paid shares of the same class as that from which the relevant share premium was derived.

112. Where any difficulty arises in regard to any distribution under the last preceding Bye-Law, the Council may settle the same as it thinks expedient and, in particular, may authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments should be made to any Members in order to adjust the rights of all parties, as may seem expedient to the Council. The Council may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Members.

RECORD DATES

113. Notwithstanding any other provisions of these Bye-Laws, the Exchange in general meeting or the Council may fix any date as the record date for any dividend, distribution, allotment or issue and for the purpose of identifying the persons entitled to receive notices of general meetings. Any such record date may be on or at any time before or after any date on which such dividend, distribution, allotment or issue is declared, paid or made or such notice is despatched.

ACCOUNTING RECORDS

114. The Council shall cause to be kept accounting records sufficient to give a true and fair view of the state of the Exchange's affairs and to show and explain its transactions, in accordance with the Companies Acts.

115. The records of account shall be kept at the Registered Office or at such other place or places as the Council thinks fit, and shall at all times be open to inspection by the Council Members: No Member shall have any right to inspect any accounting record or book or document of the Exchange except as conferred by law or authorised by the Council or the Exchange in general meeting.

116. A copy of every balance sheet and statement of income and expenditure, including every document required by law to be annexed thereto, which is to be laid before the Exchange in general meeting, together with a copy of the auditor's report, shall be sent to each person entitled thereto in accordance with the requirements of the Companies Acts.

AUDIT

117. Auditors shall be appointed and their duties regulated in accordance with the Companies Acts, any other applicable law and such requirements not inconsistent with the Companies Acts as the Council may from time to time determine.

SERVICE OF NOTICES AND OTHER DOCUMENTS

118. Any notice or other document (including a share certificate) may be served on or delivered to any Member by the Exchange either personally or by sending it through the post (by airmail where applicable) in a pre-paid letter addressed to such Member at his address as appearing in the Register or by delivering it to or leaving it at such registered address. In the case of joint holders of a share, service or delivery of any notice or other document on or to one of the joint holders shall for all purposes be deemed as sufficient service on or delivery to all the joint holders. Any notice or other document if sent by post shall be deemed to have been served or delivered seven days after it was put in the post, and in proving such service or delivery, it shall be sufficient to prove that the notice or document was properly addressed, stamped and put in the post.

119. Any notice of a general meeting of the Exchange shall be deemed to be duly given to a Member if it is sent to him by cable, telex, telecopier or other mode of representing or reproducing words in a legible and non-transitory form at his address as appearing in the Register or any other address given by him to the Exchange for this purpose. Any such notice shall be deemed to have been served twenty-four hours after its despatch.

120. Any notice or other document delivered, sent or given to a Member in any manner permitted by these Bye-Laws shall, notwithstanding that such Member is then dead or bankrupt or that any other event has occurred, and whether or not the Exchange has notice of the death or bankruptcy or other event, be deemed to have been duly served or delivered in respect of any share registered in the name of such Member as sole or joint holder unless his name shall, at the time of the service or delivery of the notice or document, have been removed from the Register as the holder of the share, and such service or delivery shall for all purposes be deemed as sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming though or under him) in the share.

INDEMNITY

121. Subject to the proviso below, every Council Member, officer of the Exchange and member of a committee constituted under Bye-Law 89 shall be indemnified out of the funds of the Exchange against all civil liabilities loss damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such Council Member, officer or committee member and the indemnity contained in this Bye-Law shall extend to any person acting as a Council Member, officer or committee member in the reasonable belief that he has been so appointed or elected notwithstanding any defect in such appointment or election PROVIDED ALWAYS that the indemnity contained in this Bye-Law shall not extend to any matter which would render it void pursuant to the Companies Acts.

122. Every Council Member, officer and member of a committee duly constituted under Bye-Law 89 of the Exchange shall be indemnified out of the funds of the Exchange against all liabilities incurred by him as such Council Member, officer or committee member in defending any proceedings, whether civil or criminal, in which judgment is given in his favour, or in which he is acquitted, or in connection with any application under the Companies Acts in which relief from liability is granted to him by the court.

123. To the extent that any Council Member, officer or member of a committee duly constituted under Bye-Law 89 is entitled to claim an indemnity pursuant to these Bye-Laws in respect of amounts paid or discharged by him, the relative indemnity shall take effect as an obligation of the Exchange to reimburse the person making such payment or effecting such discharge.

ALTERATION OF BYE-LAWS

124. These Bye-Laws may be amended from time to time in the manner provided for in the Act and the Companies Acts, so that no Bye-Law or amendment to a Bye-Law shall have effect unless first approved in writing by the Authority.

MATTERS REQUIRING SPECIAL APPROVAL

125. (a) The Exchange shall not take any of the following actions unless (i) such action is approved by a Council resolution receiving the affirmative vote of a majority of the Council Members voting on the matter representing not less than 2/3rds the total number of Council Members (a "Supermajority Vote"); and (ii) in addition, where required by the Companies Acts, approved by a Supermajority Vote of the Members entitled to vote thereon:-

(i) sell, assign, pledge or otherwise transfer any shares in any company owned by the Exchange that operates the Bermuda Securities Depository, or any interest therein;

(ii) grant any security interest over the whole or any material part of the business, property or assets (tangible or intangible) of the Exchange;

(iii) issue any shares in the Exchange, determine the issue price for any such shares, or take any action to register any transfer of shares if such issue or registration would result in a Change of Control;

(iv) issue any shares in the Exchange, determine the issue price for any such shares, or take any action to register any transfer of shares if such issue or registration would result in "beneficial ownership" of more than fifty percent (50%) of the combined voting power of the Exchange's then outstanding Voting Securities being owned by non-Bermudians (as defined in the Companies Acts);

(v) change the corporate domicile or the jurisdiction of organization of the Exchange;

(vi) liquidate the Exchange;

(vii) give any guarantee, indemnity or security to secure the liabilities or obligations of any other person, other than a subsidiary of the Exchange, or make a loan to, or any investment in, any such person;

(viii) take any action that could cause the Exchange or its Subsidiaries to be treated as engaged in the conduct of a trade or business within the United States for purposes of United States income tax laws.

DEFINITION OF CHANGE IN CONTROL

126. "Change in Control" shall mean the occurrence of any of the following:-

(a) An acquisition (other than directly from the Exchange) of any voting securities of the Exchange (the "Voting Securities") by any person (including persons acting in concert), immediately after which such person has "beneficial ownership" of more than fifty percent (50%) of the combined voting power of the Exchange's then outstanding Voting Securities; provided, however, in determining whether a Change in Control has occurred, Voting Securities which are acquired in a "Non-Control Acquisition" (as hereinafter defined) shall not constitute an acquisition which would constitute a Change in Control. A "Non-Control Acquisition" shall mean an acquisition by (i) an employee benefit plan (or a trust forming a part thereof) maintained by (A) the Exchange or (B) any corporation or other person of which a majority of its voting power or equity interest is owned, directly or indirectly, by the Exchange (a "Subsidiary"), (ii) the Exchange or any Subsidiary, or (iii) any person in connection with a "Non-Control Transaction" (as hereinafter defined);

(b) The consummation of:-

(i) A merger, amalgamation or reorganization (each, a "Merger") with or into the Exchange or in which securities of the Exchange are issued, unless such Merger or amalgamation is a "Non-Control Transaction". A "Non-Control Transaction" shall mean a merger or amalgamation with or into the Exchange or in which securities of the Exchange are issued where:

(A) the stockholders of the Exchange immediately before such Merger own directly or indirectly immediately following such Merger at least fifty percent (50%) of the outstanding Ordinary Shares and the combined voting power of the outstanding voting securities of (x) the Entity resulting from such Merger (the "Surviving Entity"), if fifty percent (50%) or more of the combined voting power of the then outstanding voting securities of the Surviving Entity is not Beneficially Owned, directly or indirectly by another Entity (a "Parent"), or (y) if there is one or more Parent, the ultimate Parent; and

(B) the individuals who were members of the Incumbent Board immediately prior to the execution of the agreement providing for such Merger constitute at least a majority of the members of the board of directors of (x) the Surviving Entity, if fifty percent (50%) or more of the combined voting power of the then outstanding voting securities of the Surviving Entity is not Beneficially Owned, directly or indirectly, by a Parent, or (y) if there is one or more Parent, the ultimate Parent.

(ii) A complete liquidation or dissolution of the Exchange; or

(iii) The sale or other disposition of all or substantially all of the assets of the Exchange to any Person (other than a transfer to a Subsidiary or the distribution to the Exchange's stockholders of the stock of a Subsidiary or any other assets).

Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any person (the "Subject Person") acquired Beneficial Ownership of more than the permitted amount of the then outstanding Voting Securities as a result of the acquisition of Voting Securities by the Company which, by reducing the number of Voting Securities then outstanding, increases the proportional number of shares Beneficially Owned by the Subject Person, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of Voting Securities by the Exchange, and after such share acquisition by the Exchange, the Subject Person becomes the Beneficial Owner of any additional Voting Securities which increases the percentage of the then outstanding Voting Securities Beneficially Owned by the Subject Person, then a Change in Control shall occur.

FORM NO. 2


QUO FATA FERUNT

BERMUDA

THE COMPANIES ACT 1981

MEMORANDUM OF ASSOCIATION OF COMPANY LIMITED BY SHARES

(Section 7(1) and (2))

MEMORANDUM OF ASSOCIATION

OF

BSD Nominee Limited

(hereinafter referred to as "the Company")

1. The liability of the members of the Company is limited to the amount (if any) for the time being unpaid on the shares respectively held by them.

2. We, the undersigned, namely,

NAME	ADDRESS	BERMUDIAN STATUS (Yes/No)	NATIONALITY	NUMBER OF SHARES SUBSCRIBED
Graham B. R. Collis	Clarendon House 2 Church Street Hamilton HM 11 Bermuda	Yes	British	1
Alison R. Guilfoyle	"	No	British	1
John C. R. Collis	"	Yes	British	1

do hereby respectively agree to take such number of shares of the Company as may be allotted to us respectively by the provisional directors of the Company, not exceeding the number of shares for which we have respectively subscribed, and to satisfy such calls as may be made by the directors, provisional directors or promoters of the Company in respect of the shares allotted to us respectively.

3. The Company is to be a **local** Company as defined by the Companies Act 1981.

4. The Company, with the consent of the Minister of Finance, has power to hold land situate in Bermuda not exceeding ___ in all, including the following parcels:-

   N/A

5. The authorised share capital of the Company is **BD$12,000.00** divided into shares of **BD$1.00** each. The minimum subscribed share capital of the Company is **BD$12,000.00**.

6. The objects for which the Company is formed and incorporated are -

   To be the legal owner of shares held for the benefit of account holders of the Bermuda Securities Depository of The Bermuda Stock Exchange and to provide nominee services in relation to such shares.

Signed by each subscriber in the presence of at least one witness attesting the signature thereof

....	....
....	....
....	....
....	....
(Subscribers)	(Witnesses)

SUBSCRIBED this 24th day of October, 2001.


REVENUE BERMUDA
$50
REVENUE BERMUDA
$10

FORM NO. 6

Registration No. 31198


QUO FATA FERUNT

BERMUDA

CERTIFICATE OF INCORPORATION

I hereby in accordance with the provisions of section 14 of ***the Companies Act 1981*** issue this Certificate of Incorporation and do certify that on the **1st** day of **November, 2001**

BSD Nominee Limited

was registered by me in the Register maintained by me under the provisions of the said section and that the status of the said company is that of a **local** company.


REGISTRAR OF COMPANIES
BERMUDA

Given under my hand and the Seal of the REGISTRAR OF COMPANIES this **2nd** day of **November, 2001**.

for **Acting Registrar of Companies**

THE COMPANIES ACT 1981

FIRST SCHEDULE

A company limited by shares may exercise all or any of the following powers subject to any provision of the law or its memorandum:

1. [Deleted]

2. to acquire or undertake the whole or any part of the business, property and liabilities of any person carrying on any business that the company is authorised to carry on;

3. to apply for register, purchase, lease, acquire, hold, use, control, licence, sell, assign or dispose of patents, patent rights, copyrights, trade makers, formulae, licences, inventions, processes, distinctive makers and similar rights;

4. to enter into partnership or into any arrangement for sharing of profits, union of interests, co-operation, joint venture, reciprocal concession or otherwise with any person carrying on or engaged in or about to carry on or engage in any business or transaction that the company is authorised to carry on or engage in or any business or transaction capable of being conducted so as to benefit the company;

5. to take or otherwise acquire and hold securities in any other body corporate having objects altogether or in part similar to those of the company or carrying on any business capable of being conducted so as to benefit the company;

6. subject to section 96 to lend money to any employee or to any person having dealings with the company or with whom the company proposes to have dealings or to any other body corporate any of those shares are held by the company;

7. to apply for, secure or acquire by grant, legislative enactment, assignment, transfer, purchase or otherwise and to exercise, carry out and enjoy any charter, licence, power, authority, franchise, concession, right or privilege, that any government or authority or any body corporation or other public body may be empowered to grant, and to pay for, aid in and contribute toward carrying it into effect and to assume any liabilities or obligations incidental thereto;

8. to establish and support or aid in the establishment and support of associations, institutions, funds or trusts for the benefit of employees or former employees of the company or its predecessors, or the dependants or connections of such employees or former employees, and grant pensions and allowances, and make payments towards insurance or for any object similar to those set forth in this paragraph, and to subscribe or guarantee money for charitable, benevolent, educational and religious objects or for any exhibition or for any public, general or useful objects;

9. to promote any company for the purpose of acquiring or taking over any of the property and liabilities of the company or for any other purpose that may benefit the company;

10. to purchase, lease, take in exchange, hire or otherwise acquire any personal property and any rights or privileges that the company considers necessary or convenient for the purposes of its business;

11. to construct, maintain, alter, renovate and demolish any buildings or works necessary or convenient for its objects;

12. to take land in Bermuda by way of lease or letting agreement for a term not exceeding twenty-one years, being land *"bona fide"* required for the purposes of the business of the company and with the consent of the Minister granted in his discretion to take land in Bermuda by way of lease or letting agreement for a similar period in order to provide accommodation or recreational facilities for its officers and employees and when no longer necessary for any of the above purposes to terminate or transfer the lease or letting agreement;

13. except to the extent, if any, as may be otherwise expressly provided in its incorporating Act or memorandum and subject to the provisions of this Act every company shall have power to invest the moneys of the Company by way of mortgage of real or personal property of every description in Bermuda or elsewhere and to sell, exchange, vary, or dispose of such mortgage as the company shall from time to time determine;

14. to construct, improve, maintain, work, manage, carry out or control any roads, ways, tramways, branches or sidings, bridges, reservoirs, watercourses, wharves, factories, warehouses, electric works, shops, stores and other works and conveniences that may advance the interests of the company and contribute to, subsidise or otherwise assist or take part in the construction, improvement, maintenance, working, management, carrying out or control thereof;

15. to raise and assist in raising money for, and aid by way of bonus, loan, promise, endorsement, guarantee or otherwise, any person and guarantee the performance or fulfilment of any contracts or obligations of any person, and in particular guarantee the payment of the principal of and interest on the debt obligations of any such person;

16. to borrow or raise or secure the payment of money in such manner as the company may think fit;

17. to draw, make, accept, endorse, discount, execute and issue bills of exchange, promissory notes, bills of lading, warrants and other negotiable or transferable instruments;

18. when properly authorised to do so, to sell, lease, exchange or otherwise dispose of the undertaking of the company or any part thereof as an entirety or substantially as an entirety for such consideration as the company thinks fit;

19. to sell, improve, manage, develop, exchange, lease, dispose of, turn to account or otherwise deal with the property of the company in the ordinary course of its business;

20. to adopt such means of making known the products of the company as may seem expedient, and in particular by advertising, by purchase and exhibition of works of art or interest, by publication of books and periodicals and by granting prizes and rewards and making donations;

21. to cause the company to be registered and recognised in any foreign jurisdiction, and designate persons therein according to the laws of that foreign jurisdiction or to represent the company and to accept service for and on behalf of the company of any process or suit;

22. to allot and issue fully-paid shares of the company in payment or part payment of any property purchase or otherwise acquired by the company or for any past services performed for the company;

23. to distribute among the members of the company in cash, kind, specie or otherwise as may be resolved, by way of dividend, bonus or in any other manner considered advisable, any property of the company, but not so as to decrease the capital of the company unless the distribution is made for the purpose of enabling the company to be dissolved or the distribution, apart from this paragraph, would be otherwise lawful;

24. to establish agencies and branches;

25. to take or hold mortgages, hypothecs, liens and charges to secure payment of the purchase price, or of any unpaid balance of the purchase price, of any part of the property of the company of whatsoever kind sold by the company, or for any money due to the company from purchasers and others and to sell or otherwise dispose of any such mortgage, hypothec, lien or charge;

26. to pay all costs and expenses of or incidental to the incorporation and organisation of the company;

27. to invest and deal with the moneys of the company not immediately required for the objects of the company in such manner as may be determined;

28. to do any of the things authorised by this subsection and all things authorised by its memorandum as principals, agents, contractors, trustees or otherwise, and either alone or in conjunction with others;

29. to do all such other things as are incidental or conducive to the attainment of the objects and the exercise of the powers of the company.

Every company may exercise its powers beyond the boundaries of Bermuda to the extent to which the laws in force where the powers are sought to be exercised permit.

FORM NO. 1a


QUO FATA FERUNT

BERMUDA

THE COMPANIES ACT 1981

CONSENT

Pursuant to Section 4A

In exercise of the powers conferred upon him by section 4A of the Companies Act 1981, the Minister of Finance hereby gives his consent to:-

BSD Nominee Limited

to carry on restricted business activities in accordance with the Companies Act 1981.

Dated this 1st **day of** November **2001**

Eugene Cox
Minister of Finance

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:20 PM 07/27/2020
FILED 05:20 PM 07/27/2020
SR 20206431043 - File Number 3325613

CERTIFICATION OF FORMATION

OF

M 402 HOLDINGS, LLC

THIS IS TO CERTIFY that there is hereby formed a limited liability company under and by virtue of the Delaware Limited Liability Company Act (the "Act").

1. The name of the limited liability company is **M 402 Holdings, LLC** (the "Company").

2. The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle 19801. The name of its registered agent at that address is The Corporation Trust Company.

3. This Certificate shall be effective upon filing.

4. The duration of this limited liability company will be perpetual.

IN WITNESS WHEREOF, the undersigned, an authorized person, has signed this certificate this 27th day of July, 2020.

WILLIAM H. QUIRK III, ESQ.
AUTHORIZED PERSON

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF M 402 HOLDINGS, LLC

MIAX Futures Holdco, LLC, a Delaware limited liability company, the sole member (the "LLC Member") of M 402 Holdings, LLC, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del. C. § 18-101, et seq. (the "LLC Act"), hereby declares the following to be the Limited Liability Company Agreement (the "Agreement") of the Company.

Section 1. **Formation**. The Company has been formed as a limited liability company under the LLC Act by the filing of a Certificate of Formation with the Office of the Secretary of State of the State of Delaware. The LLC Member agrees to be bound by and comply with the provisions thereof and hereof.

Section 2. **Name.** The name of the limited liability company shall be "M 402 Holdings, LLC".

Section 3. **Definitions.** Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 18-101 of the LLC Act.

Section 4. **Purpose.** The Company is formed for the purpose of engaging in any lawful business permitted by the LLC Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the power to engage in all activities and transactions which the Board of Directors of the Company (the "Board of Directors") deems necessary or advisable in connection with the foregoing.

Section 5. **Offices.** The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Board of Directors may designate from time to time.

The registered office of the Company in the State of Delaware shall be located at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall be The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The Board of Directors may from time to time change the registered agent or office by an amendment to the certificate of formation of the Company.

Section 6. **LLC Member.** The LLC Member is the sole member of the Company holding 100% of the membership interests of the Company. The LLC Member acquired 100% of the membership interests from Miami International Holdings, Inc., the parent company of the LLC Member. The name and business or residence address of the LLC Member is 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540.

Section 7. **Term.** The term of the Company shall commence on the date of filing of the certificate of formation of the Company in accordance with the LLC Act and shall continue until the Company is dissolved and its affairs are wound up in accordance with Section 15 of this Agreement and a certificate of cancellation is filed in accordance with the LLC Act.

Section 8. **Management.**

(a) Board of Directors. The business and affairs of the Company shall be managed by or under the direction of a Board of Directors. Each Director is hereby designated as a "manager" within the meaning of the LLC Act. All Directors shall be elected by the LLC Member in the manner described in the By-Laws (as defined below). Each Director shall execute and deliver an instrument accepting such appointment and agreeing to be bound by all the terms and conditions of this Agreement and the By-Laws. The Directors as of the date of this Agreement are set forth on Schedule A attached hereto.

(b) Powers. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. The Board of Directors has the authority to bind the Company.

(c) By-Laws. The By-Laws of the Company may be amended from time to time in accordance with the terms therein and in this Agreement (the "By-Laws"). Each member of the Board of Directors, each Officer and the LLC Member shall be subject to the express provisions of this Agreement and of the By-Laws. In case of any conflict between the provisions of this Agreement and any provisions of the By-Laws, the provisions of this Agreement shall control.

(d) Directors as Agents. To the extent of their powers set forth in this Agreement, the Directors are agents of the Company for the purpose of the Company's business, and the actions of the Directors taken in accordance with such powers set forth in this Agreement shall bind the Company. Notwithstanding the last sentence of Section 18-402 of the LLC Act, except as provided in this Agreement, the By-Laws or in a resolution of the Directors, a Director may not bind the Company.

Section 9. **Officers.**

(a) Officers of the Company. Except as provided herein, the Board of Directors may, from time to time as it deems advisable, select natural persons who are employees or agents of the Company and designate them as officers of the Company (the "Officers") and assign titles (including, without limitation, Chief Executive Officer, Vice President, Chief Financial Officer, Chief Regulatory Officer, Secretary and Treasurer) to any such person. The Board of Directors may appoint such other Officers and agents as it shall deem necessary or advisable who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors. The salaries of all Officers and agents of the Company shall be fixed by or in the manner prescribed by the By-Laws. The Officers of the Company shall hold office until their successors are chosen and qualified. Any Officer may be removed at any time, with or without cause, by the Board of Directors. Any vacancy occurring in any office of the Company shall be filled by the Board of Directors.

(b) Officers as Agents. The Officers, to the extent of their powers set forth in this Agreement, the By-Laws or otherwise vested in them by action of the Board of Directors not inconsistent with this Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the Officers taken in accordance with such powers shall bind the Company.

(c) Duties of Board and Officers. Except to the extent otherwise modified herein, each Director and Officer shall have a fiduciary duty of loyalty and care similar to that of directors and officers of business corporations organized under the General Corporation Law of the State of Delaware.

Section 10. Limited Liability. Except as otherwise expressly provided by the LLC Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise (including, without limitation, those arising as member, owner or shareholder of another company, partnership or entity), shall be the debts, obligations and liabilities solely of the Company, and neither the LLC Member nor any Director or Officer shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being an LLC Member or Director or Officer of the Company.

Section 11. Capital Contributions. The LLC Member has contributed to the Company the amounts set forth in the books and records of the Company.

Section 12. Allocations and Distributions. Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Board of Directors may determine. Distributions shall be made to (and profits and losses of the Company shall be allocated among) the LLC Member.

Section 13. Return of Capital. The LLC Member has the right to receive any distributions which include a return of all or any part of such LLC Member's capital contribution, provided that upon the dissolution and winding up of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the LLC Act.

Section 14. Books and Records. The Board of Directors shall keep or cause to be kept complete and accurate books of account and records with respect to the Company's business. The books and records of the Company shall at all times be maintained by the Board of Directors at a location within the United States. The LLC Member and its duly authorized representatives shall have the right to examine the Company books, records and documents during normal business hours. The Company, and the Board of Directors on behalf of the Company, shall not have the right to keep confidential from the LLC Member any information that the Board of Directors would otherwise be permitted to keep confidential from the LLC Member pursuant to Section 18-305(c) of the LLC Act. The Company's books of account shall be kept using the method of accounting determined by the LLC Member. The Company's independent auditor shall be an independent public accounting firm selected by the Board of Directors.

Section 15. **Dissolution**. The Company shall be dissolved and its affairs wound up upon the occurrence of an event causing a dissolution of the Company under Section 18-801 of the LLC Act, except the Company shall not be dissolved upon the occurrence of an event that terminates the continued membership of an LLC Member if (i) at the time of the occurrence of such event there are at least two LLC Members of the Company, or (ii) within ninety (90) days after the occurrence of such event, all remaining LLC Members agree in writing to continue the business of the Company and to the appointment, effective as of the date of such event, of one or more additional LLC Members. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority set forth in Section 18-804 of the LLC Act.

Section 16. **Other Business**. The LLC Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

Section 17. **Banking Matters**. The LLC Member and each Officer and any agent or employee of the Company, or other person designated by such LLC Member or Officer is hereby authorized and empowered (A) to (i) establish one or more domestic or international accounts (including but not limited to, depository, checking, disbursement, custodian, or investment accounts, and other accounts as deemed necessary or expeditious for business purposes of the Company) ("Accounts"), in the name of the Company with any bank, trust company, savings and loan institution, brokerage firm or other financial institution which said LLC Member or Officer shall from time to time designate as a depository of funds, securities or other property of the Company, for any purpose and on terms and conditions deemed appropriate by such person on behalf of the Company; and (ii) close Accounts of the Company now or hereafter established; and (B) to assign, limit or revoke any and all authority of any agent or employee of the Company, or other person designated by such LLC Member or Officer to (i) sign checks, drafts and orders for the payment of money drawn on the Company's Accounts, and all notes of the Company and all acceptances and endorsements of the Company; (ii) execute or initiate electronic fund transfers; (iii) execute or initiate foreign currency exchange transactions; (iv) execute or initiate the investment of monies; and (v) initiate requests for information for any Account of the Company.

Section 18. **Exculpation and Indemnification.**

(a) Neither the LLC Member nor any Officer, Director, employee or agent of the Company nor any employee, representative, agent or affiliate of the LLC Member (collectively, the "Covered Persons") shall be liable to the Company or any other Person who is bound by this LLC Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's willful misconduct.

(b) To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 18 by the Company shall be provided out of and to the extent of Company assets only, and the LLC Member shall not have personal liability on account thereof.

(c) To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 18.

(d) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets from which distributions to the LLC Member might properly be paid.

(e) To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this LLC Agreement shall not be liable to the Company or to any other Covered Person who is bound by this LLC Agreement for its good faith reliance on the provisions of this LLC Agreement or any approval or authorization granted by the Company or any other Covered Person.

(f) The foregoing provisions of this Section 18 shall survive any termination of this LLC Agreement and are in addition to any indemnification of Covered Persons provided by any agreement between the Company and a Covered Person, the By-Laws, by statute, or otherwise.

Section 19. Assignments. The LLC Member may assign, in whole or in part, its limited liability company interest in the Company (the "LLC Interest"), subject to any regulatory filings as maybe required by law. The assignment of the LLC Interest shall entitle the assignee to exercise the rights of the LLC Member of the Company under this LLC Agreement and to enjoy all of the benefits of the LLC Interest.

Section 20. **Amendments**. This Agreement may be modified, altered, supplemented or amended by a resolution adopted by the Board and a written agreement executed and delivered by the LLC Member.

Section 21. **Governing Law**. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, without regard to conflict of law rules.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of June 4, 2024.

MIAX FUTURES HOLDCO, LLC

DocuSigned by:

By: Lance Emmons
74009625F706452...

Lance Emmons
EVP & Chief Financial Officer

SCHEDULE A

Directors as of June 4, 2024

Name

Thomas P. Gallagher

AMENDED AND RESTATED
BY-LAWS
OF
M 402 HOLDINGS, LLC

ARTICLE I
Offices

1.1 Offices. The address of the registered office of M 402 Holdings, LLC in the State of Delaware shall be 1209 Orange Street, Wilmington, Delaware 19801. The company may have other offices, both within and without the State of Delaware, as the Board of Directors from time to time shall determine or the business of the company may require.

1.2 Books and Records. Any records administered by or on behalf of the company in the regular course of its business, including its membership ledger, books of account, and minute books, may be maintained on any information storage device, method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases); provided that the records so kept can be converted into clearly legible paper form within a reasonable time, and, with respect to the membership ledger, the records so kept comply with the Delaware Limited Liability Company Act. The company shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

ARTICLE II
The LLC Member

2.1 The Sole LLC Member. The "LLC Member" shall mean any person who maintains a direct ownership interest in the company. The sole LLC Member of the company shall be MIAX Futures Holdco, LLC.

2.2 Annual Meeting; Election of Directors and Other Matters. The annual meeting of the LLC Member shall be held at such place and time as determined by the Board of Directors for the purpose of electing Directors, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting.

2.3 Special Meetings. Special meetings of the LLC Member, for any purpose or purposes, may be called by the Chairman of the Board of Directors, the Board of Directors, the Chief Executive Officer or the President, and shall be called by the Secretary at the request in writing of the LLC Member. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of the LLC Member shall be limited to the purpose(s) stated in the notice of the meeting.

2.4 Action in Lieu of Meeting. Any action upon which a vote of the LLC Member is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the LLC Member.

ARTICLE III
Board Of Directors

3.1 General Powers. The business and affairs of the company shall be managed by or under the direction of a Board of Directors, who may exercise all of the powers of the company except as otherwise provided by law or the Certificate of Formation. In the event of a vacancy in the Board of Directors, the remaining directors, except as otherwise provided by law, may exercise the powers of the full Board of Directors until the vacancy is filled.

3.2 Number and Term of Office. The number of directors shall initially be one (1) and thereafter shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption). All directors shall hold office until the expiration of the term for which elected and until their respective successors are elected, except in the case of the death, resignation or removal of any director.

3.3 Vacancies and Newly Created Directorships. Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification or other cause (other than removal from office by a vote of the LLC Member) may be filled only by a majority vote of the directors then in office, though less than a quorum, or by the sole remaining director, and directors so chosen shall hold office for a term expiring at the next annual meeting of the LLC Member. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

3.4 Resignation. Any director may resign by delivering notice in writing or by electronic transmission to the Chief Executive Officer, Chairman of the Board or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

3.5 Removal. Any director, or the entire Board of Directors, may be removed from office at any time, with or without cause, by the LLC Member. Vacancies in the Board of Directors resulting from such removal may be filled by a majority of the directors then in office, though less than a quorum, by the sole remaining director, or by the LLC Member at the next annual meeting or at a special meeting called in accordance with Section 2.3 above. Directors so chosen shall hold office until the next annual meeting of the LLC Member.

3.6 Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and place, either within or without the State of Delaware, as shall be determined from time to time by the Board of Directors; provided that any director who is absent when such a determination is made shall be given notice of the determination. A regular meeting of the Board of Directors may be held without notice immediately after and at the same place as the annual meeting of the LLC Member.

3.7 Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board, the Chief Executive Officer, the Secretary or any director and may be held at any time and place, within or without the State of Delaware.

3.8 Notice of Special Meetings. Notice of any special meeting of directors shall be given to each director by the Secretary or by the officer or one of the directors calling the meeting. Notice shall be duly given to each director by (i) giving notice to such director in person or by telephone, electronic transmission or voice message system at least 24 hours in advance of the meeting, (ii) sending a facsimile, or delivering written notice by hand, to his last known business or home address at least 24 hours in advance of the meeting, or (iii) mailing written notice to his last known business or home address at least three days in advance of the meeting. A notice or waiver of notice of a meeting of the Board of Directors need not specify the purposes of the meeting. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

3.9 Participation in Meetings by Telephone Conference Calls or Other Methods of Communication. Directors or any members of any committee designated by the directors may participate in a meeting of the Board of Directors or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.

3.10 Quorum. A majority of the total number of directors then in office shall constitute a quorum at any meeting of the Board of Directors; provided that in the event that less than a majority of the total authorized directors are then serving, then a majority of the directors then serving, shall constitute a quorum. In the event one or more of the directors shall be disqualified to vote at any meeting, then the required quorum shall be reduced by one for each such director so disqualified; provided, however, that in no case shall less than 1/3 of the number of all authorized directors so fixed constitute a quorum. In the absence of a quorum at any such meeting, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present. Interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or at a meeting of a committee which authorizes a particular contract or transaction.

3.11 Action at Meeting. At any meeting of the Board of Directors at which a quorum is present, the vote of a majority of those present shall be sufficient to take any action, unless a different vote is specified by law, the Certificate of Formation, the LLC Agreement or these By-Laws.

3.12 Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee of the Board of Directors may be taken without a meeting if all members of the Board or committee, as the case may be, consent to the action in writing or by electronic transmission, and the writings or electronic transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

3.13 Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the company, with such lawfully delegated powers and duties as it therefor confers, to serve at the pleasure of the Board of Directors. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members of the committee present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors and subject to the provisions of the Delaware Limited Liability Company Act, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the company and may authorize the seal of the company to be affixed to all papers which may require it. Each such committee shall keep minutes and make such reports as the Board of Directors may from time to time request. Except as the Board of Directors may otherwise determine, any committee may make rules for the conduct of its business, but unless otherwise provided by such rules, its business shall be conducted as nearly as possible in the same manner as is provided in these By-Laws for the Board of Directors.

3.14 Compensation of Directors. Directors may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Board of Directors may from time to time determine. No such payment shall preclude any director from serving the company or any of its parent or subsidiary companies in any other capacity and receiving compensation for such service.

3.15 Nomination of Director Candidates. Nominations for the election of Directors may be made by (i) the Board of Directors or a duly authorized committee thereof or (ii) the LLC Member.

ARTICLE IV
Officers

4.1 Enumeration. The officers of the company shall consist of a Chief Executive Officer, a Chief Financial Officer, a Secretary and such other officers with such other titles as the Board of Directors shall determine, including, at the discretion of the Board of Directors, a Chairman of the Board. The Board of Directors may appoint such other officers as it may deem appropriate.

4.2 Election. Officers shall be elected annually by the Board of Directors at its first meeting following the annual meeting of the LLC Member. Officers may be appointed by the Board of Directors at any other meeting.

4.3 Qualification. No officer need be a member of the company. Any two or more offices may be held by the same person.

4.4 Tenure. Except as otherwise provided by law, by the Certificate of Formation, the LLC Agreement, or by these By-Laws, each officer shall hold office until his successor is elected and qualified, unless a different term is specified in the vote appointing him, or until his earlier death, resignation or removal.

4.5 Resignation and Removal. Any officer may resign by delivering his written resignation to the company at its principal office or to the Chief Executive Officer or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event. Any officer elected by the Board of Directors may be removed at any time, with or without cause, by the Board of Directors.

4.6 Chairman of the Board. The Board of Directors may appoint a Chairman of the Board. If the Board of Directors appoints a Chairman of the Board, he or she shall perform such duties and possess such powers as are assigned to him by the Board of Directors. Unless otherwise provided by the Board of Directors, if the Chairman of the Board is a director, he or she shall preside at all meetings of the Board of Directors.

4.7 Chief Executive Officer. The Chief Executive Officer shall, subject to the direction of the Board of Directors, have responsibility for the general management of the business and affairs of the company and shall perform all duties and have all powers which are commonly incident to the office of Chief Executive Officer, or which are delegated to him or her by the Board of Directors. Unless otherwise provided by the Board of Directors, the Chief Executive Officer, if he or she is a director, shall preside at all meetings of the Board of Directors. The Chief Executive Officer shall ensure that all orders and resolutions of the Board of Directors are carried into effect. He or she shall have power to sign contracts and other instruments of the company which are authorized and shall have general supervision and direction of all of the other officers, employees and agents of the company other than the Chairman of the Board. The Chief Executive Officer shall perform such other duties and shall have such other powers as the Board of Directors may from time to time prescribe.

4.8 Secretary. The Secretary shall perform such duties and shall have such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. In addition, the Secretary shall perform such duties and have such powers as are incident to the office of the Secretary, including, without limitation, the duty and power to give notices of all meetings of the LLC Member and special meetings of the Board of Directors, to keep a record of the proceedings of all meetings of the LLC Member and the Board of Directors, to maintain a membership ledger and prepare lists of members and their addresses as required, to be custodian of corporate records and the company seal and to affix and attest to the same on documents.

4.9 Chief Financial Officer. The Chief Financial Officer shall perform such duties and have such powers as are incident to the office of the Chief Financial Officer, including without limitation, the duty and power to keep and be responsible for all funds and securities of the company, to maintain the financial records of the company, to deposit funds of the company in depositories as authorized, to disburse such funds as authorized, to make proper accounts of such funds, and to render as required by the Board of Directors accounts of all such transactions and of the financial condition of the company.

4.10 Salaries. Officers of the company shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board of Directors.

4.11 Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

ARTICLE V
General Provisions

5.1 Fiscal Year. The fiscal year of the company shall be as fixed by the Board of Directors.

5.2 Company Seal. The company seal, if any, shall be in such form as shall be approved by the Board of Directors.

5.3 Waiver of Notice. Whenever any notice whatsoever is required to be given by law, by the Certificate of Formation or by these By-Laws, a waiver of such notice either in writing signed by the person entitled to such notice or such person's duly authorized attorney, or by electronic transmission or any other method permitted under the Delaware Limited Liability Company Act, whether before, at or after the time stated in such waiver, or the appearance of such person or persons at such meeting in person or by proxy, shall be deemed equivalent to such notice.

5.4 Actions with Respect to Securities of Other Corporations. Except as the Board of Directors may otherwise designate, the Chief Executive Officer or any officer of the company authorized by the Chief Executive Officer shall have the power to vote and otherwise act on behalf of the company, in person or proxy, and may waive notice of, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact to this company (with or without power of substitution) at any meeting of stockholders or shareholders (or with respect to any action of stockholders) of any other corporation or organization, the securities of which may be held by this company and otherwise to exercise any and all rights and powers which this company may possess by reason of this company's ownership of securities in such other corporation or other organization.

5.5 Evidence of Authority. A certificate by the Secretary as to any action taken by the LLC Member, directors, a committee or any officer or representative of the company shall as to all persons who rely on the certificate in good faith be conclusive evidence of such action.

5.6 Certificate of Formation. All references in these By-Laws to the Certificate of Formation shall be deemed to refer to the Certificate of Formation of the company as amended and in effect from time to time.

5.7 LLC Agreement. All references in these By-Laws to the LLC Agreement shall be deemed to refer to the Limited Liability Company Agreement of the company as amended and in effect from time to time. In the event of any inconsistency between the LLC Agreement and these By-Laws, the provision of the LLC Agreement shall control.

5.8 Severability. Any determination that any provision of these By-Laws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these By-Laws.

5.9 Pronouns. All pronouns used in these By-Laws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

5.10 Notices. Except as otherwise specifically provided herein or required by law, all notices required to be given to the LLC Member, or any director, officer, employee or agent shall be in writing and may in every instance be effectively given by hand delivery to the recipient thereof, by depositing such notice in the mails, postage paid, or by sending such notice by facsimile or other electronic transmission in the manner provided in the Delaware Limited Liability Company Act, or by commercial courier service. Any such notice shall be addressed to such LLC Member, director, officer, employee or agent at his or her last known address as the same appears on the books of the company. The time when such notice shall be deemed to be given shall be the time such notice is received by such LLC Member, director, officer, employee or agent, or by any person accepting such notice on behalf of such person, if delivered by hand, facsimile, other electronic transmission or commercial courier service, or the time such notice is dispatched, if delivered through the mails.

5.11 Reliance Upon Books, Reports and Records. Each director, each member of any committee designated by the Board of Directors, and each officer of the company shall, in the performance of his duties, be fully protected in relying in good faith upon the books of account or other records of the company, including reports made to the company by any of its officers, by an independent certified public accountant, or by an appraiser selected with reasonable care.

5.12 Time Periods. In applying any provision of these By-Laws which require that an act be done or not done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

5.13 Facsimile Signatures and Electronic Transmission. In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these By-Laws, facsimile signatures or signature by electronic transmission (such as DocuSign) of any officer or director of the company may be used whenever and as authorized by the Board of Directors or a committee thereof.

ARTICLE VI
Amendments

6.1 By LLC Member and Board of Directors. Except as is otherwise set forth in these By-Laws, these By-Laws may be altered, amended, or repealed, or new By-Laws may be adopted, (i) by the written consent of the LLC Member, or (ii) at any regular or special meeting of the Board of Directors by a resolution adopted by the Board of Directors.

ARTICLE VII
Indemnification of Directors and Officers

7.1 Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (each a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative, is or was a director or officer of the company or is or was serving at the request of the company as a director or officer of another corporation, or as a controlling person of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director or officer, or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the company to the fullest extent authorized by the Delaware Limited Liability Company Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the company to provide broader indemnification rights than said Act permitted the company to provide prior to such amendment) against all expenses, liability and loss reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided in Section 7.2 of this Article VII, the company shall indemnify any such person seeking indemnity in connection with a proceeding (or part thereof) initiated by such person only if (a) such indemnification is expressly required to be made by law, (b) the proceeding (or part thereof) was authorized by the Board of Directors of the company, (c) such indemnification is provided by the company, in its sole discretion, pursuant to the powers vested in the company under the Delaware Limited Liability Company Act, or (d) the proceeding (or part thereof) is brought to establish or enforce a right to indemnification under an indemnity agreement or any other statute or law or otherwise as required under the Delaware Limited Liability Company Act. The rights hereunder shall be contract rights and shall include the right to be paid expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, unless the Delaware Limited Liability Company Act then so prohibits, the payment of such expenses incurred by a director or officer of the company in his or her capacity as a director or officer (and not in any other capacity in which service was or is tendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of such proceeding, shall be made only upon delivery to the company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it should be determined ultimately that such director or officer is not entitled to be indemnified under this Section or otherwise.

7.2 Right of Claimant to Bring Suit. If a claim under Section 7.1 is not paid in full by the company within 90 days after a written claim has been received by the company, the claimant may at any time thereafter bring suit against the company to recover the unpaid amount of the claim and, if such suit is not frivolous or brought in bad faith, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any, has been tendered to this company) that the claimant has not met the standards of conduct which make it permissible under the Delaware Limited Liability Company Act for the company to indemnify the claimant for the amount claimed. Neither the failure of the company (including its Board of Directors, independent legal counsel, or the LLC Member) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware Limited Liability Company Act, nor an actual determination by the company (including its Board of Directors, independent legal counsel or the LLC Member) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

7.3 Indemnification of Employees and Agents. The company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and to the advancement of related expenses, to any employee or agent of the company to the fullest extent of the provisions of this Article VII with respect to the indemnification of and advancement of expenses to directors and officers of the company.

7.4 Non-Exclusivity of Rights. The rights conferred on any person in Sections 7.1 and 7.2 shall not be exclusive of any other right which such persons may have or hereafter acquire under any statute, provision of the Certificate of Formation, these By-Laws, LLC Agreement, vote of the LLC Member or disinterested directors or otherwise.

7.5 Indemnification Contracts. The Board of Directors is authorized to enter into a contract with any director, officer, employee or agent of the company, or any person serving at the request of the company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing for indemnification rights equivalent to or, if the Board of Directors so determines, greater than, those provided for in this Article VII.

7.6 Insurance. The company may maintain insurance to the extent reasonably available, at its expense, to protect itself and any such director, officer, employee or agent of the company or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the company would have the power to indemnify such person against such expense, liability or loss under the Delaware Limited Liability Company Act

7.7 Effect of Amendment. Any amendment, repeal or modification of any provision of this Article VII by the LLC Member and the directors of the company shall not adversely affect any right or protection of a director or officer of the company existing at the time of such amendment, repeal or modification.

Effective Date: June 4, 2024

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:21 PM 10/02/2024
FILED 03:21 PM 10/02/2024
SR 20243848840 - File Number 4811990

STATE OF DELAWARE
RESTATED
CERTIFICATE OF FORMATION
OF
MIAX FUTURES EXCHANGE, LLC

This filing has been executed and filed in accordance with Section 18-208 of the Limited Liability Company Act. This document is being executed for the purpose of restating the original Certificate of Incorporation, filed under Minneapolis Grain Exchange, Inc., on April 15, 2010, converted to a limited liability company, filed under Minneapolis Grain Exchange, LLC, on December 4, 2020, as amended by Certificate of Amendment, filed under MIAX Futures Exchange, LLC, on October 1, 2024, under file number 4811990. There is no discrepancy between the restated and the original certificate of formation, as previously amended or supplemented.

FIRST: The name of the limited liability company is **MIAX Futures Exchange, LLC**.

SECOND: The address of the registered office of the Company in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The name of the registered agent at such address is National Registered Agents, Inc.

IN WITNESS WHEREOF, the undersigned, an authorized person, has executed this Restated Certificate of Formation on this date of October 3, 2024.

MIAX FUTURES EXCHANGE, LLC

By: Signed by: Troy McDonald Kane
10D5B0E0D87C45D...
Troy McDonald Kane
President

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
MIAX FUTURES EXCHANGE, LLC

M 402 Holdings, LLC, a Delaware limited liability company, the sole member (the "LLC Member") of **MIAX Futures Exchange, LLC**, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del. C. § 18-101, et seq. (the "LLC Act"), hereby declares the following to be the Amended and Restated Limited Liability Company Agreement (the "Agreement") of the Company which amends and restates in its entirety the Limited Liability Company Agreement dated December 4, 2020 of the Company.

Section 1. Formation. On December 4, 2020, Minneapolis Grain Exchange, Inc., a corporation incorporated under the laws of Delaware on April 15, 2010 (the "Original Corporation"), was converted to a limited liability company in accordance with the Delaware General Corporation Law and the LLC Act by the filing of a Certificate of Conversion and Certificate of Formation of the Company with the Office of the Secretary of State of the State of Delaware. The LLC Member agrees to be bound by and comply with the provisions thereof and hereof.

Section 2. Name. The name of the limited liability company shall be "MIAX Futures Exchange, LLC".

Section 3. Definitions. Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 18-101 of the LLC Act.

Section 4. Purpose. The Company is formed for the purpose of engaging in any lawful business permitted by the LLC Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the power to engage in all activities and transactions which the Board of Directors of the Company (the "Board of Directors") deems necessary or advisable in connection with the foregoing.

Section 5. Offices. The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Board of Directors may designate from time to time.

The registered office of the Company in the State of Delaware shall be located at c/o National Registered Agents, Inc., 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall be National Registered Agents, Inc., 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The Board of Directors may from time to time change the registered agent or office by an amendment to the certificate of formation of the Company.

Section 6. LLC Member. The LLC Member is the sole member of the Company holding 100% of the membership interests of the Company. The name and business or residence address of the LLC Member is M 402 Holdings, LLC, 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540.

Section 7. Term. The term of the Company commenced on April 15, 2010, the date of incorporation of the Original Corporation as provided in the LLC Act, and shall continue until the Company is dissolved and its affairs are wound up in accordance with Section 15 of this Agreement and a certificate of cancellation is filed in accordance with the LLC Act.

Section 8. Management.

(a) **Board of Directors.** The business and affairs of the Company shall be managed by or under the direction of a Board of Directors. Each Director is hereby designated as a "manager" within the meaning of the LLC Act. All Directors shall be elected by the LLC Member in the manner described in the Bylaws (as defined below). Each Director shall execute and deliver an instrument accepting such appointment and agreeing to be bound by all the terms and conditions of this Agreement and the Bylaws.

(b) **Powers.** The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. The Board of Directors has the authority to bind the Company.

(c) **Bylaws.** The Company, the LLC Member and the Board of Directors have adopted the Bylaws of the Company, as the same may be amended from time to time in accordance with the terms therein and in this Agreement (the "Bylaws"). Each member of the Board of Directors, each Officer and the LLC Member shall be subject to the express provisions of this Agreement and of the Bylaws. In case of any conflict between the provisions of this Agreement and any provisions of the Bylaws, the provisions of this Agreement shall control.

(d) **Directors as Agents.** To the extent of their powers set forth in this Agreement, the Directors are agents of the Company for the purpose of the Company's business, and the actions of the Directors taken in accordance with such powers set forth in this Agreement shall bind the Company. Notwithstanding the last sentence of Section 18-402 of the LLC Act, except as provided in this Agreement the Bylaws or in a resolution of the Directors, a Director may not bind the Company.

Section 9. Officers.

(a) **Officers of the Company.** Except as provided herein, the Board of Directors may, from time to time as it deems advisable, select natural persons who are employees or agents of the Company and designate them as officers of the Company (the "Officers") and assign titles (including, without limitation, Chief Executive Officer, Vice President, Chief Financial Officer, Chief Regulatory Officer, Secretary and Treasurer) to any such person. The Board of Directors may appoint such other Officers and agents as it shall deem necessary or advisable who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors. The salaries of all Officers and agents of the Company shall be fixed by or in the manner prescribed by the Bylaws. The Officers of the Company shall hold office until their successors are chosen and qualified. Any Officer may be removed at any time, with or without cause, by the Board of Directors. Any vacancy occurring in any office of the Company shall be filed by the Board of Directors.

(b) **Officers as Agents.** The Officers, to the extent of their powers set forth in this Agreement, the Bylaws or otherwise vested in them by action of the Board of Directors not inconsistent with this Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the Officers taken in accordance with such powers shall bind the Company.

(c) **Duties of Board and Officers.** Except to the extent otherwise modified herein, each Director and Officer shall have a fiduciary duty of loyalty and care similar to that of directors and officers of business corporations organized under the General Corporation Law of the State of Delaware.

Section 10. Limited Liability. Except as otherwise expressly provided by the LLC Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise (including, without limitation, those arising as member, owner or shareholder of another company, partnership or entity), shall be the debts, obligations and liabilities solely of the Company , and neither the LLC Member nor any Director or Officer shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being an LLC Member or Director or Officer of the Company.

Section 11. Capital Contributions. The LLC Member has contributed to the Company the amounts set forth in the books and records of the Company.

Section 12. Allocations and Distributions. Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Board of Directors may determine. Distributions shall be made to (and profits and losses of the Company shall be allocated among) the LLC Member.

Section 13. Return of Capital. The LLC Member has the right to receive any distributions which include a return of all or any part of such LLC Member' s capital contribution, provided that upon the dissolution and winding up of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the LLC Act.

Section 14. Books and Records. The Board of Directors shall keep or cause to be kept complete and accurate books of account and records with respect to the Company's business. The books and records of the Company shall at all times be maintained by the Board of Directors at a location within the United States. The LLC Member and its duly authorized representatives shall have the right to examine the Company books, records and documents during normal business hours. The Company, and the Board of Directors on behalf of the Company, shall not have the right to keep confidential from the LLC Member any information that the Board of Directors would otherwise be permitted to keep confidential from the LLC Member pursuant to Section 18-305(c) of the LLC Act. The Company's books of account shall be kept using the method of accounting determined by the LLC Member. The Company's independent auditor shall be an independent public accounting firm selected by the Board of Directors.

Section 15. <u>Dissolution</u>. The Company shall be dissolved and its affairs wound up upon the occurrence of an event causing a dissolution of the Company under Section 18-801 of the LLC Act, except the Company shall not be dissolved upon the occurrence of an event that terminates the continued membership of an LLC Member if (i) at the time of the occurrence of such event there are at least two LLC Members of the Company, or (ii) within ninety (90) days after the occurrence of such event, all remaining LLC Members agree in writing to continue the business of the Company and to the appointment, effective as of the date of such event, of one or more additional LLC Members. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority set forth in Section 18-804 of the LLC Act.

Section 16. <u>Other Business</u>. The LLC Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

Section 17. <u>Banking Matters</u>. The LLC Member and each Officer and any agent or employee of the Company, or other person designated by such LLC Member or Officer is hereby authorized and empowered (A) to (i) establish one or more domestic or international accounts (including but not limited to, depository, checking, disbursement, custodian, or investment accounts, and other accounts as deemed necessary or expeditious for business purposes of the Company) ("Accounts"), in the name of the Company with any bank, trust company, savings and loan institution, brokerage firm or other financial institution which said LLC Member or Officer shall from time to time designate as a depository of funds, securities or other property of the Company, for any purpose and on terms and conditions deemed appropriate by such person on behalf of the Company; and (ii) close Accounts of the Company now or hereafter established; and (B) to assign, limit or revoke any and all authority of any agent or employee of the Company, or other person designated by such LLC Member or Officer to (i) sign checks, drafts and orders for the payment of money drawn on the Company's Accounts, and all notes of the Company and all acceptances and endorsements of the Company; (ii) execute or initiate electronic fund transfers; (iii) execute or initiate foreign currency exchange transactions; (iv) execute or initiate the investment of monies; and (v) initiate requests for information for any Account of the Company.

Section 18. <u>Exculpation and Indemnification</u>.

(a) Neither the LLC Member nor any Officer, Director, employee or agent of the Company nor any employee, representative, agent or affiliate of the LLC Member (collectively, the "Covered Persons") shall be liable to the Company or any other Person who is bound by this Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's willful misconduct.

(b) To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 18 by the Company shall be provided out of and to the extent of Company assets only, and the LLC Member shall not have personal liability on account thereof.

(c) To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 18.

(d) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets from which distributions to the LLC Member might properly be paid.

(e) To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person who is bound by this Agreement for its good faith reliance on the provisions of this Agreement or any approval or authorization granted by the Company or any other Covered Person.

(f) The foregoing provisions of this Sect ion 18 shall survive any termination of this Agreement and are in addition to any indemnification of Covered Persons provided by any agreement between the Company and a Covered Person, the Bylaws, by statute, or otherwise.

Section 19. Assignments. The LLC Member may assign, in whole or in part, its limited liability company interest in the Company (the "LLC Interest"), subject to any rule filings as maybe required by law. The assignment of the LLC Interest shall entitle the assignee to exercise the rights of the LLC Member of the Company under this Agreement and to enjoy all of the benefits of the LLC Interest.

Section 20. Amendments. This Agreement may be modified, altered, supplemented or amended by a resolution adopted by the Board and a written agreement executed and delivered by the LLC Member.

Section 21. Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, without regard to conflict of law rules.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the 1st day of October, 2024.

M 402 HOLDINGS, LLC

By: /s/ Thomas P. Gallagher
Thomas P. Gallagher
Chairman and Chief Executive Officer


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AMENDED AND RESTATED BYLAWS

OF

MIAX Futures Exchange, LLC

February 28, 2025


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Table of Contents





AMENDED AND RESTATED BYLAWS

OF

MIAX FUTURES EXCHANGE, LLC

(a Delaware limited liability company)

These Bylaws have been established as the Bylaws of MIAX Futures Exchange, LLC, a Delaware limited liability company (the "Company" or "Exchange" or "MIAX Futures"), pursuant to the Certificate of Formation of the Company, dated as of December 4, 2020, (as amended from time to time, the "Certificate of Formation"), and, together with the Certificate of Formation, constitute the Bylaws of the Company within the meaning of the Delaware Limited Liability Company Act. In the event of any inconsistency between the Certificate of Formation and these Bylaws, the provision of the Certificate of Formation shall control.

ARTICLE I – DEFINITIONS

1.1. DEFINITIONS.

The following are Bylaws of the Company. Bylaws incorporate all defined terms of Chapter 1 of the MIAX Futures Rules. MIAX Futures Rules are separate from the Bylaws and codify Exchange rules.

ARTICLE II – BOARD OF DIRECTORS

2.1. COMPOSITION OF THE BOARD.

Miami International Holdings, Inc. ("MIH") is the sole member of MIAX Global Derivatives, LLC, which in turn is the sole member of M 402 Holdings, LLC, which in turn is the sole member of the Company (the "LLC Member"). The LLC Member has vested the power to manage, operate, and set policies for the Company exclusively in the Board of Directors. The number of Directors constituting the entire Board of Directors shall be a minimum of five (5) Directors elected by the LLC Member, consisting of not less than thirty-five percent (35%) individuals who qualify as Public Directors, and not less than one (1) individual who is a Market Participant. The LLC Member shall designate one of the Directors to serve as Chairperson of the Board and may also designate one (1) or more Vice Chairpersons.

The number of Directors may be fixed from time to time by the LLC Member at any time in its sole and absolute discretion, upon notice to all Directors subject to the minimum number provided for in this Bylaw. No decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director.

The LLC Member, in its sole discretion, may add, remove, or substitute Board members at any time, provided such action is in accordance with these Bylaws and Rules, including preserving the minimum Public Director threshold stated in this Bylaw 2.1. The LLC Member, it its sole discretion, may remove or substitute the Chairperson and any Vice Chairpersons at any time, provided such action is in accordance with these Bylaws and Rules.

2.2. ELECTION OF DIRECTORS: TERMS OF OFFICE.


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Each Director shall be elected annually for a term of one (1) year by the LLC Member, unless stated otherwise. Each Director shall hold office until their successor is elected and qualified, or until their death, resignation, substitution, or removal.

2.3. POWERS OF THE BOARD.

The Board of Directors is the governing body of the Company and has the power to:

A. Manage the business, affairs, and property of the Company;

B. Provide, acquire and maintain suitable Company quarters and facilities;

C. Review and approve the creation of and all appointments to standing and special committees recommended by the Chairperson;

D. Review and approve the appointment of a President and Chief Executive Officer;

E. Review and approve the appointment, titles and responsibilities of all Exchange employees above the level of department head;

F. Designate and authorize specific appointed officers to act on behalf of the Board to execute contracts within specified limits;

G. Appoint Counsel to the Board;

H. Determine the commodities traded, the delivery months, Hours of Trading, the days of the contract month in which delivery may be made, and margin requirements;

I. Declare any day to be a holiday, during which the Exchange shall not be open for business;

J. Adopt, amend, or repeal the MIAX Futures Charter, Bylaws, and Rules;

K. Act in emergencies (See **Bylaw 2.4.**);

L. Delegate any of its powers under these Bylaws to a Committee of the Board, Committee of the Exchange, or to any officer or employees of the Company, provided the delegation is not inconsistent with the Company's Charter, Bylaws, Rules, customs, or usages.

Any authority or discretion by these Bylaws vested in the Chairperson, President, Chief Executive Officer, or other officers or any committee shall not be construed to deprive the Board of such authority or discretion and, in the event of a conflict, the determination of the matter by the Board shall prevail.

2.4. EMERGENCY POWERS.

When in the sole discretion of the Exchange an emergency exists, the Exchange shall have the power to:



A. Close the Exchange;

B. Suspend trading in any or all Futures or Options Contracts, including trading in settlement of any then existing Futures or Options Contracts;

C. Prohibit trading in any or all Futures or Options Contracts at prices above or below such limits as are specified by the Exchange;

D. Limit the total amount of open speculative Futures or Options trades that any Market Participant may have at any one time in any or all commodities, and to increase, decrease or cancel such limitations as the Exchange deems advisable. The Exchange may require such reports and may make such MIAX Futures Rules as it deems necessary to enforce such limitations;

PROVIDED, however, that the establishing of any such limit shall not be deemed to require that total amounts of such trades acquired before the effective date of such limitations be reduced to such limit; and

E. Take other appropriate emergency action.

If and when the Exchange has acted under the authority granted by this Bylaw, it may adopt such MIAX Futures Rules as the Exchange deems necessary and proper and for the best interests of all concerned. Notice of any action taken by the Exchange pursuant to the authority granted by this Bylaw shall be posted on the Exchange's website. Such action shall become effective when, and for such period of time, as determined by the Exchange, but not prior to the time of the posting of notice thereof on the Exchange's website.

2.5. BOARD DELEGATION TO OFFICERS OF THE COMPANY.

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

2.6. VACANCIES.

In the event a Director vacancy occurs on the Board of Directors, the Nominations Committee shall nominate to the LLC Member any number of individuals to fill the vacancy. The individual elected by the LLC Member shall serve the unexpired term of the vacant seat. The process for filling a vacancy will be conducted in accordance with Bylaw 7.9.

2.7. REGULAR MEETINGS

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified by the Board.

2.8. SPECIAL MEETINGS.



Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairperson, President, or Chief Executive Officer, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

2.9. VOTING, QUORUM, AND ACTION BY THE BOARD.

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Formation or these Bylaws.

2.10. ACTION IN LIEU OF MEETING.

Unless otherwise restricted by statute, the Certificate of Formation, or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all Board members or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

2.11. INTERPRETATION OF BYLAWS.

The Board shall have the power to interpret these Bylaws and any interpretation made by it shall be final and conclusive.

2.12. PROCEDURE AT MEETINGS.

The Board of Directors may, from time to time, adopt rules, guidelines, or other criteria for its own government and the conduct of its meetings as are not contrary to Delaware Limited Liability Company Act, the Certificate of Formation, Bylaws, or Rules. Except as otherwise specifically provided in the aforementioned authority, meetings of the Board of Directors shall be conducted according to the established practices of Parliamentary Law and, in case of dispute, "Robert's Rules of Order" shall govern.

2.13. CHAIRPERSON.

The Chairperson of the Board of Directors shall be the senior officer of the Board and perform the usual duties incident to the office. Unless otherwise specified by Bylaw, the Chairperson shall recommend appointments to all Committees, any special Committees deemed necessary, and the Chairpersons thereof, subject to the approval of the Board. The Chairperson shall preside at all meetings of the Board, unless specified otherwise. The Chairperson shall be a member of the Board of Directors.

2.14. VICE CHAIRPERSONS.

Vice Chairpersons may be designated by the Board and shall perform the duties of the Chairperson in the Chairperson's absence or disability, in such order as designated by the Chairperson. The Vice Chairpersons shall be members of the Board of Directors.


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2.15. ACTING CHAIRPERSONS.

The LLC Member may appoint an acting Chairperson to perform the duties of the Chairperson during the absence or disability of the Chairperson and any Vice Chairpersons. The acting Chairperson shall be a member of the Board of Directors.

2.16. APPOINTMENT OF EXCHANGE OFFICERS, OTHER OFFICERS, AND EMPLOYEES.

The Board of Directors shall from time to time elect or appoint Exchange Officers, as well as other officers, including a President, Secretary, Treasurer, Chief Regulatory Officer, Chief Compliance Officer, Chief Risk Officer, and such other officers or employees as in its judgment may be necessary. The Board of Directors may assign any title to any of such other officers or employees as it deems advisable. The Board of Directors may prescribe the duties and fix the compensation of all such officers and employees, and all such officers and employees shall hold office or be employed during the will of the Board of Directors.

2.17. EMPLOYMENT OF PROFESSIONAL SERVICES.

The Board of Directors may from time to time employ legal counsel, accountants, auditors or such other professional or special services or help as it may deem necessary.

2.18. AFFIRMATIVE OBLIGATION TO NOTIFY COMPANY OF CHANGE IN ELIGIBILITY TO SERVE ON BOARD OF DIRECTORS.

Applicants for and members of the Board of Directors have an affirmative obligation to promptly notify the Company if at any time there is a change in his or her eligibility to serve.

ARTICLE III – AMENDMENT OF BYLAWS AND RULES

3.1. ADOPTION OR AMENDMENT OF BYLAWS AND RULES: PROCEDURE.

The Board of Directors shall have the authority to adopt, amend, or repeal any MIAX Futures Bylaw or Rule. The Board may delegate its authority to adopt, amend, or repeal any MIAX Futures Bylaw or Rule to a Committee of the Board or to one or more officers or employees of the Company.

3.2. ADOPTION OR AMENDMENT OF BYLAWS AND RULES: DATE EFFECTIVE.

Unless specifically provided otherwise by the Board of Directors or its designee, MIAX Futures Bylaws and Rules shall become effective as of the first business day following the date that the Company publishes the amendment on its website.

3.3. PRODUCT SUSPENSION, DELISTING, AND REMOVAL OF RULES.

The Exchange has the authority to suspend and/or delist a contract or product with no open interest. In conjunction with a suspension or delisting, the Exchange may remove any or all corresponding contract/product rules from the MIAX Futures Rulebook. All aforementioned action shall be consistent with the CEA and CFTC Regulations.

ARTICLE IV – THE LLC MEMBER



4.1. ELECTION OF DIRECTORS.

The election of directors shall be held at such place and time as determined by the LLC Member for the purpose of the LLC Member electing Directors of the Board.

4.2. SPECIAL MEETINGS.

Special meetings of the LLC Member, for any purpose or purposes, may be called by the Chairperson, the Board, the President, or the Chief Executive Officer, and shall be called by the Secretary at the request in writing of the LLC Member. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of the LLC Member shall be limited to the purpose(s) stated in the notice of the meeting.

4.3. ACTION IN LIEU OF MEETING.

Any action upon which a vote of the LLC Member is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the LLC Member.

ARTICLE V – OFFICERS & FUNCTIONS

5.1. PRESIDENT.

The Board may elect a President of the Company. The President shall perform the duties usually incident to the office and such other and special duties as are prescribed by the Board of Directors, or by the Bylaws and Rules. The Board may confer upon the President other responsibilities as warranted.

5.2. CHIEF EXECUTIVE OFFICER.

The Board may elect a Chief Executive Officer (“CEO”) of the Company. The CEO shall perform the duties usually incident to the office and such other and special duties as are prescribed by the Board of Directors, or by the Bylaws and Rules. The Board may confer upon the CEO other responsibilities as warranted.

5.3. SECRETARY.

The Secretary shall perform the duties usually incident to the office and such other and special duties as are prescribed by the Board of Directors, President, CEO, or by the Bylaws and Rules.

5.4. PAPERS: SERVICE OF.

Notices, citations and papers of all kinds, requiring service in connection with any of the MIAX Futures Bylaws or Rules, shall be served by the Secretary or by such other employee of this Exchange as the Secretary may designate. The affidavit of the person who made the service shall be evidence of the service of such notices of papers.

Whenever, under the MIAX Futures Bylaws or Rules, service is required or permitted to be made upon a Person, such service shall be made by delivering a copy or by mailing it to the Person’s



last known address, postage prepaid. Delivery of a copy means: handing it to the Person; leaving it at the Person's office with a clerk or other person in charge thereof; if there is no one in charge, leaving it in a conspicuous place therein; or, if the office is closed or the Person to be served has no office, leaving it at the Person's dwelling or usual place of abode with some person of suitable age and discretion then residing therein. Service by mail is complete upon mailing. Service required or permitted to be made, under the MIAX Futures Bylaws or Rules, upon an entity shall be made by making such service in the manner as hereinbefore provided on a managing agent of such entity.

5.5. TREASURER.

The Treasurer shall perform such duties as prescribed by the Board of Directors, President, CEO, or by the Bylaws and Rules.

5.6. ANNUAL FINANCIAL STATEMENT.

The Board of Directors, as soon as possible after the close of the fiscal year of the Company, shall cause to be prepared a full and complete statement of the financial condition of the Company and of its operations for the previous fiscal year.

5.7. FINANCING.

The Company shall have the authority to establish fees and charges necessary to meet the financial obligations of the Company. Fees and charges shall be remitted at such times and in such manner as the Company may prescribe.

5.8. FUNDS AND SECURITIES OF THE COMPANY.

The funds of the Company shall be deposited in the name of the Exchange in a bank or banks, as designated from time to time by the Board of Directors. Securities and other valuable papers belonging to the Company shall be secured as designated from time to time by the Board of Directors.

5.9. EXPENDITURE OF THE FUNDS OF THE COMPANY.

The funds of MIAX Futures shall be under the management and control of the Company, and no funds belonging to MIAX Futures shall be expended unless such expenditure has been authorized by the Exchange Officers or the Board of Directors.

5.10. INVESTMENT OF FUNDS.

The Board of Directors shall monitor the investment of funds belonging to the Company.

5.11. BORROWING OF MONEY.

The Board of Directors, on the affirmative vote of at least one half (1/2) of the total number of Directors, permitted under **Bylaw 2.1.**, may borrow money for and on behalf of the Company, for any period of time and on such terms and with such security or mortgage, all as the Board may determine necessary for business purposes.

5.12. EXECUTION OF CONTRACTS, SIGNATURES ON PAPERS, CHECKS, ETC.


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Except as otherwise specifically provided in this Bylaw, all deeds, mortgages, satisfactions of mortgages, contracts for the conveyance of land, leases, bills payable, promissory notes and other written promises to pay money, corporate contracts of all kinds, checks and drafts drawn on bank accounts standing in the name of the Company shall be executed or signed in the name of the Company by the President, CEO, or such other officer, director or employee as the Board of Directors shall from time to time designate.

PROVIDED, however, that a check or checks, signed as provided above, to cover the total payroll of the Company for any specified period of time may be deposited to the credit of the Company in a special bank account, which shall be designated as a Payroll Account; checks or drafts drawn on such Payroll Account to cover salaries or wages due to individual officers or employees of the Company may be signed in such manner as the Board of Directors may from time to time direct; and

PROVIDED FURTHER, that contracts for the purchase of supplies and equipment necessary and incident to the usual and ordinary operations of the business of the Company may be executed in the name of the Company in such manner as the Board of Directors may from time to time direct.

Except as otherwise provided by the Bylaws, all other papers and documents of all kinds, including certificates, cards, licenses, etc., shall be executed or signed in the name of the Company in such manner as the Board of Directors shall from time to time direct.

ARTICLE VI – REGULATORY OFFICERS

6.1. CHIEF REGULATORY OFFICER.

The Chief Regulatory Officer shall report to, consult with and provide information to the Regulatory Oversight Committee, and execute any other duties or responsibilities as required by CFTC Regulation 17 CFR Part 38, as amended.

6.2. CHIEF COMPLIANCE OFFICER.

The Chief Compliance Officer shall report to the President and CEO and execute the duties and responsibilities required by CFTC Regulation 17 CFR Part 39, as amended.

6.3. CHIEF RISK OFFICER.

The Chief Risk Officer shall implement the risk management framework of the Exchange, make recommendations regarding the Exchange’s risk management functions, and execute any other duties or responsibilities required by CFTC Regulation 17 CFR Part 39, as amended.

ARTICLE VII – COMMITTEES

7.1. COMMITTEES: REGULATIONS GOVERNING PROCEDURE.

Any Committee may adopt such regulations for its own government and proceedings as are not contrary to the Bylaws or Rules, and which will best promote the objects for which it was established.

7.2. COMMITTEES OF THE BOARD OF DIRECTORS.



Committees of the Board of Directors shall be established by the Board as set forth in these Bylaws and shall consist of at least three (3) individuals on the Board. A majority of the Directors of a Committee shall constitute a quorum and a majority of the quorum shall be required to take action. A three-fourths (3/4) supermajority of a quorum of the Board shall be required to remove a Director who was appointed to a Committee. A majority of a quorum of the Board shall be required to revoke actions taken by a Committee. In addition to the enumerated duties and powers, each Committee shall exercise such authority and execute such actions as may be delegated to it by the Board of Directors, or by the Bylaws or Rules.

7.3. COMMITTEES OF THE EXCHANGE.

Committees of the Exchange shall be established by Bylaw or Rule and shall consist of at least three (3) individuals. Unless otherwise specified by Bylaw or Rule, a majority of the members of a Committee shall constitute a quorum and a majority of the quorum shall be required to take action. In addition to the duties and powers specified by Bylaw or Rule, Committees of the Exchange shall also have such duties and powers as may be specified by the Board of Directors.

7.4. EXECUTIVE COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the Executive Committee which shall be composed of at least three (3) Directors, consisting of not less than thirty-five percent (35%) Public Directors. Meetings of the Executive Committee shall be held at such time and place as may be designated by the Executive Committee. The Chairperson of the Board shall be the Chairperson of the Executive Committee and shall have voting privileges.

The Committee shall have the duty and power to act on behalf of the Board of Directors when an emergency exists or when the Board is otherwise unable to reach quorum or convene in a timely manner.

7.5. AUDIT COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the Audit Committee which shall be composed of at least three (3) Directors elected by the Board of Directors. A majority of the members of the Committee shall be Public Directors.

The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified by the Board: (i) provide oversight over the Company's financial reporting process and the financial information that is provided to the LLC Member and others; (ii) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; and (iii) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations.

7.6. RESERVED.

7.7. REGULATORY OVERSIGHT COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the Regulatory Oversight Committee. It shall be composed of at least three (3) Directors, and all such Directors shall be Public Directors, elected by the Board. The Committee shall have the duties and powers as described and required under Core Principle 16 described in 17 CFR Part 38.



7.8. MIAX FUTURES RISK COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the MIAX Futures Risk Committee. The Committee shall have the duties and powers as described in internal policies and permitted in applicable CFTC Regulations.

7.9. NOMINATIONS COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the Nominations Committee which shall be composed of at least three (3) Directors, including the Chairperson of the Board. A majority of the members of the Committee shall be Public Directors. The Nominations Committee shall each be elected on an annual basis by vote of the LLC Member. The chair of the Nominations Committee shall be a Public Director. The Nominations Committee shall identify individuals qualified to serve on the Board. The Nominations Committee shall nominate candidates for election to the Board and all other vacant or new Director positions on the Board, and the LLC Member shall elect Directors from such nominated candidates. The Nominations Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of these Bylaws. The Nominations Committee shall meet in advance of the LLC Member's election of Directors, unless stated otherwise.

7.10. MINNEAPOLIS HARD RED SPRING WHEAT COMMITTEE.

There shall be established a Committee of the Exchange to be known as the Minneapolis Hard Red Spring Wheat ("HRSW") Committee. It shall be composed of at least of seven (7) Market Participants of the Exchange.

The Committee shall have the duty and power to review and recommend MIAX Futures Rules governing Minneapolis HRSW and other agricultural markets, including but not limited to contract specifications and delivery procedures.

7.11. CASH MARKETS COMMITTEE.

There shall be established a Committee of the Exchange to be known as the Cash Markets Committee. It shall be composed of at least seven (7) Market Participants that are employed by entities having cash trading privileges pursuant to MIAX Futures Rules.

The Committee shall have the duties and powers to:

A. Review and recommend MIAX Futures Rules governing the cash markets.

B. Monitor cash market activity to ensure orderly trading and efficient price discovery.

C. Approve guidelines for reporting of cash market activity to appropriate agencies.

7.12. RISK MANAGEMENT COMMITTEE.

There shall be established a Committee of the Exchange to be known as the Risk Management Committee. Its composition shall include representatives of Clearing Members and representatives of customers of Clearing Members. The Committee shall have the duties and



powers as described and required in CFTC Regulations, including but not limited to Core Principle O described in 17 CFR Part 39, and internal policies.

7.13. OTHER COMMITTEES, TASK FORCES AND PANELS.

The Board of Directors and the Executive Committee shall each have the authority to establish committees, task forces and panels as necessary for a duration not to extend past the next Annual Election. After election, the new Board of Directors and Executive Committee may re-authorize the committees, task forces and panels.

The composition, qualifications, method of appointment, duties and powers of such committees, task forces and panels shall be determined by the respective Board of Directors and Executive Committee.

Such committees, task forces and panels shall not determine the policies of the Exchange, expend funds or enter into contracts on behalf of the Exchange, or otherwise conduct activities outside the purpose for which they were established, unless such actions are approved by the Board of Directors.

ARTICLE VIII – DISCIPLINARY COMMITTEE

8.1. DISCIPLINARY COMMITTEE: APPOINTMENT.

There shall be established a committee to be known as the Disciplinary Committee, appointed by the Board at the recommendation of the Chief Regulatory Officer and shall be composed of not less than three (3) individuals with knowledge and experience in the financial markets. The chair of the Disciplinary Committee shall be an individual qualified to be a Public Director.

The members of the Disciplinary Committee should be as representative as practicable of the marketplace. Three (3) members of the Disciplinary Committee shall be required to constitute a quorum and must include an individual who meets the qualifications of a Public Director.

8.2. DISCIPLINARY COMMITTEE: QUALIFICATIONS OF MEMBERS.

No person shall serve as a member of the Disciplinary Committee when the person or entity with which the person is affiliated has a financial, personal or prejudicial interest or concern in the matter under consideration or action. For the purpose of this Bylaw, at a minimum, a financial, personal or prejudicial interest shall be defined and determined pursuant to **Bylaws 12.8.B.** and **12.8.C.** The other members of the Disciplinary Committee with guidance by the Department of Audits and Investigations shall determine whether any member has a financial, personal or prejudicial interest not addressed by **Bylaws 12.8.B.** and **12.8.C.**

No member may serve on the Disciplinary Committee if he or she has participated in or been involved in adjudicating any other stage of the same proceeding.

8.3. DISCIPLINARY COMMITTEE: APPOINTMENT OF ALTERNATES.

If the Disciplinary Committee shall determine that it is improper for any or all of its members to serve during the consideration of and action upon any particular matter, or if any or all of the regular members shall be unable to serve during such consideration and action, the Disciplinary Committee may request the Chief Regulatory Officer to appoint, and the Chief Regulatory Officer



shall appoint, an alternate or alternates to sit throughout the consideration of and action upon such matter. If an alternate is substituting for the individual who meets the qualifications of a Public Director, the alternate must also qualify as a Public Director. When so appointed, any alternate shall, with respect to the consideration of and action upon such particular matter, have all the powers and duties of the regular member for whom the alternate is acting; and such Disciplinary Committee, so constituted and consisting of such alternate or alternates and the remaining regular members of the Disciplinary Committee, if any, shall with respect to the consideration of and action upon such particular matter have all the duties and powers of the regular Disciplinary Committee. During the period that such a Disciplinary Committee appointed with respect to a particular matter is functioning, the regular Disciplinary Committee and the regular members thereof shall continue to have all their usual powers and to perform all their usual duties concerning matters other than that before a Disciplinary Committee appointed with respect to a particular matter.

8.4. DISCIPLINARY COMMITTEE: DUTIES AND POWERS.

The Disciplinary Committee shall be charged with the duty and authority:

A. To prevent manipulation of prices as provided in the CEA.

B. To review all investigation reports submitted to the Disciplinary Committee by the Department of Audits and Investigations in respect to all matters relating to activity conducted under the jurisdiction of MIAX Futures and in respect to alleged violations of the MIAX Futures Bylaws or Rules.

C. To direct the Department of Audits and Investigations to conduct such further investigation in respect to any such report as the Disciplinary Committee deems appropriate or advisable.

D. To promptly review and determine whether or not any or all charges included in the investigation report submitted to the Disciplinary Committee have, in its opinion, a reasonable foundation in fact.

E. To dismiss any or all charges included in any investigation report submitted to the Disciplinary Committee that are, in its opinion, without reasonable foundation in fact.

F. To authorize the issuance of a Notice of Charges against person(s) alleged to have committed such violations if the Disciplinary Committee has found that the investigation report shows a reasonable basis for a violation and that the matter should be adjudicated.

The Disciplinary Committee, in performing its duties, may request any Person or Market Participant to appear before the Disciplinary Committee in its investigations of matters set forth in the investigation report. The Disciplinary Committee may review the dealings and transactions of Persons or Market Participants, and it may examine their books, papers and records pertinent to such review. The Disciplinary Committee may employ such auditors, counsel or other assistants as it may deem necessary, and all expenses incident thereto shall be payable from the funds of the Exchange.



The Disciplinary Committee may invite a representative of the CFTC to attend any or all of its meetings.

In addition to possible violations of the MIAX Futures Bylaws or Rules appropriately brought before the Disciplinary Committee pursuant to Paragraph B, above, the Disciplinary Committee also shall review any investigation report concerning a particular course of conduct by a Person or Market Participant which has produced or thereafter, in the opinion of the Disciplinary Committee, would produce a manipulation of prices or cornering of any commodity in violation of the MIAX Futures Bylaws or Rules.

No Person or Market Participant shall violate any order of the Disciplinary Committee after having been duly notified thereof. Nothing, however, herein contained shall in any way be construed as superseding the duties and authority that have been vested in the Board of Directors by the MIAX Futures Bylaws and Rules. All directives of the Disciplinary Committee pertaining to price manipulations or corners and requiring a market position reduction shall be effective when issued.

No member of the Disciplinary Committee shall publish, divulge or make known in any manner, except when reporting to the Board of Directors or to a committee concerned with such information, or when called upon to testify in any judicial or administrative proceeding, any facts regarding the business of any Person, or any other confidential information that may come to the knowledge of such Disciplinary Committee member in the member's official capacity.

ARTICLE IX – HEARING COMMITTEE

9.1. HEARING COMMITTEE: APPOINTMENT.

There shall be established a committee of the Exchange to be known as the Hearing Committee, appointed by the Board at the recommendation of the Chief Regulatory Officer and shall be composed of not less than three (3) individuals with knowledge and experience in the financial markets. The chair of the Hearing Committee shall be an individual qualified to be a Public Director.

The members of the Hearing Committee should be as representative as practicable of the marketplace. Three (3) members of the Hearing Committee shall be required to constitute a quorum and must include an individual who meets the qualifications of Public Director.

9.2. HEARING COMMITTEE: QUALIFICATIONS OF MEMBERS.

No person shall serve as a member of the Hearing Committee when the person or entity with which the person is affiliated has a financial, personal or prejudicial interest or concern in the matter under consideration or action. For the purpose of this Bylaw, at a minimum, a financial, personal or prejudicial interest shall be defined and determined pursuant to **Bylaws 12.8.B.** and **12.8.C.** The other members of the Hearing Committee with guidance by the Department of Audits and Investigations shall determine whether any member has financial, personal or prejudicial interest not addressed by **Bylaws 12.8.B.** and **12.8.C.**

No member may serve on the Hearing Committee if he or she has participated in or been involved in adjudicating any other stage of the same proceeding.

9.3. HEARING COMMITTEE: APPOINTMENT OF ALTERNATES.



If the Hearing Committee shall determine that it is improper for any or all of its members to serve during the consideration of and action upon any particular matter, or if any or all of the regular members shall be unable to serve during such consideration and action, the Hearing Committee may request the Chief Regulatory Officer of the Exchange to appoint, and the Chief Regulatory Officer of the Exchange shall appoint, an alternate or alternates to sit throughout the consideration of and action upon such matter. If an alternate is substituting for the individual who meets the qualifications of a Public Director, the alternate must also qualify as a Public Director. When so appointed, any alternate shall, with respect to the consideration of and action upon such particular matter, have all the powers and duties of the regular member for whom the alternate is acting; and such Hearing Committee, so constituted and consisting of such alternate or alternates and the remaining regular members of the Hearing Committee, if any, shall with respect to the consideration of and action upon such particular matter have all the duties and powers of the regular Hearing Committee. During the period that such Hearing Committee appointed with respect to a particular matter is functioning, the regular Hearing Committee and the regular members thereof shall continue to have all their usual powers and to perform all their usual duties concerning matters other than that before a Hearing Committee appointed with respect to a particular matter.

9.4. HEARING COMMITTEE: DUTIES AND POWERS.

The Hearing Committee shall be charged with the following duty and authority:

A. To conduct a hearing as authorized pursuant to the MIAX Futures Bylaws or Rules.

B. To impose a penalty if the Hearing Committee finds in the affirmative that there has been a violation, or in the alternative, to dismiss the alleged charges if the Hearing Committee finds that there has been no violation.

C. To direct the Department of Audits and Investigations to conduct such further investigation in respect to any such report as the Committee deems appropriate or advisable on a timely basis.

D. In hearings conducted by the Hearing Committee, on a finding by the Hearing Committee that there has been a violation, to assess a penalty against those found guilty. The Hearing Committee may take such action it determines including, but not limited to, issuing a Letter of Reprimand, a suspension from trading, a monetary fine, or expulsion.

E. To summon any Person or Market Participant to appear before the Hearing Committee.

The findings and conclusions of the Hearing Committee, in respect to such matters, shall be final. There is no appeal to the Board of Directors or any other MIAX Futures authority.

No member of the Hearing Committee shall publish, divulge or make known in any manner, except when reporting to the Board of Directors or to a committee concerned with such information, or when called upon to testify in any judicial or administrative proceeding, any facts regarding the business of any Person, or any other confidential information that may come to the knowledge of such Hearing Committee member in the member's official capacity.



ARTICLE X – DEPARTMENTS

10.1. CLEARING HOUSE.

There shall be established a Clearing House of the Exchange, which shall supervise the clearing of Futures and Options Contracts initiated, accepted or executed under MIAX Futures Rules.

10.2. AUDITS AND INVESTIGATIONS.

There shall be established a department of the Exchange that conducts audits and investigations. Such department of the Exchange shall serve as an independent department and shall not include Market Participants whose interests conflict with their audit, investigation or enforcement duties.

The Exchange shall initiate and conduct investigations and audits at the direction of the Chief Regulatory Officer, the Regulatory Oversight Committee and/or the appropriate committee. Such investigations shall be initiated promptly after receipt of a complaint or other indication of possible violation of the MIAX Futures Rules.

The Exchange has the authority to collect information and documents on both a routine and non-routine basis, including, but not limited to, the authority to examine books and records kept by any Market Participant or Person under investigation or from whom information or cooperation has been requested. Failure to comply with any request made by the Exchange for information and/or documents may subject the Market Participant or Person under investigation or from whom information or cooperation has been requested to disciplinary procedures of the Exchange or fines pursuant to the MIAX Futures Rules.

ARTICLE XI – TRADING PERMIT PROGRAMS

11.1. TRADING PERMIT PROGRAMS.

The Exchange may establish Trading Permit Programs from time to time. The Exchange may make amendments to such programs at any time.

ARTICLE XII – MISCELLANEOUS

12.1. DELIVERY OF DOCUMENTS, PAYMENT, ETC.

The Board of Directors shall have the power from time to time to make MIAX Futures Rules (including fixing time of day) governing the rendering and delivery of all orders, notices, and documents of all sorts having to do with or incident to handling or passing title to commodities, and for the payment for commodities, including (but not being limited to) Delivery Notices, deliveries on Futures Contracts and payment therefor, exercise of Options, Load-out Notices, Notices of Reinspection and Appeal, Disposition Orders, Invoices and payment therefor, requests for advances and payment therefor, Bills of Lading, payment for F.O.B. cars, payment of elevator charges, and the giving of disposition on cars purchases or loaded in satisfaction of warehouse receipts.

12.2. RESERVED.

12.3. RESERVED.


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12.4. RESERVED.

12.5. FISCAL YEAR.

The fiscal year of the Company shall be as determined from time to time by the Board.

12.6. INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHERS.

The Company shall indemnify its directors, officers and committee members against such expenses and liabilities, in such manner, under such circumstances, and to such extent, as required or permitted by Delaware Limited Liability Company Act § 18-108 or as required by other provisions of law.

The Company shall advance expenses in such manner, under such circumstances, and to such extent, as required or permitted Delaware Limited Liability Company Act § 18-108. The provisions of this Section are not intended to limit the ability of any person to receive advances as an insured under any insurance policy maintained by the Company.

The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, committee member or employee against any liability asserted against and incurred by such person in or arising from such capacity, whether or not the Company would otherwise be required to indemnify the person against the liability.

The Company shall also abide by all other controlling provisions of Delaware Limited Liability Company Act § 145.

12.7. MEMBERSHIP IN OTHER ASSOCIATIONS: DELEGATES TO MEETINGS.

At the discretion of the Board of Directors, the Exchange may become a member of other associations or organizations, membership in which in the opinion of said Board will be beneficial to the Exchange. The Board of Directors may appoint delegates or representatives to commercial or deliberative meetings at which it may desire to have the Exchange represented. The Board may, at its discretion, authorize the payment (from the general funds of the Company) of the dues payable to such associations and of the expenses incurred by such delegates or representatives in attending such meetings.

12.8. CONFLICTS OF INTEREST.

A member of the Board of Directors and certain other committees must abstain from deliberating and voting on matters when there is a potential personal or financial conflict of interest. This Bylaw describes how and when the conflict of interest will be determined. Additional and broader conflicts of interest provisions apply to the Disciplinary Committee and the Hearing Committee. (See **Bylaws 8.2.** and **9.2.**)

A. Definitions. For purposes of this Bylaw the following definitions shall apply:

1. The term “family relationship” of a person shall mean the person’s spouse, former spouse, parent, stepparent, child, stepchild, sibling, stepbrother, stepsister, grandparent, grandchild, uncle, aunt, nephew, niece, or in-law.


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2. The term "governing board" shall mean the Board of Directors, Committees of the Board of Directors and Committees of the Exchange authorized to take action or to recommend the taking of action on behalf of the Company.

3. The term "member's affiliated firm" shall mean a firm in which the member is an employee or a "principal," as defined in CFTC Regulation 3.1(a).

4. The term "named party in interest" shall mean a person or entity that is identified by name as a primary subject of any material matter being considered by a governing board.

5. The term "significant action" shall mean any of the following types of actions or changes that are implemented without the Commission's prior approval:

   a. Any actions or changes which address an "emergency" as defined in CFTC Regulation 1.41(a)(4)(i) through (iv) and (vi) through (viii); and,

   b. Any changes in margin levels that are designed to respond to extraordinary market conditions such as an actual or attempted corner, squeeze, congestion or undue concentration of positions, or that otherwise are likely to have a substantial effect on prices in any contract traded at the Exchange; but shall not include any Bylaw or MIAX Futures Rule not submitted for prior CFTC approval because such Bylaw or MIAX Futures Rule is unrelated to the terms and conditions of any contract traded at the Exchange.

B. Named Party in Interest Conflict.

1. Prohibition. No member of a governing board shall knowingly participate in such body's deliberations or voting in any matter involving a named party in interest where such member: (a) is a named party in interest; (b) is an employer, employee or fellow employee of a named party in interest; (c) is associated with a named party in interest through a broker association; (d) has a family relationship with a named party in interest; or, (e) has any other significant, ongoing business relationship with a named party in interest, excluding relationships limited to executing futures or option transactions opposite each other or to clearing futures or options transactions through the same Clearing Member.

   If the member's only relationship with a named party in interest is through a broker association not established for the purpose of sharing profits and losses, then the prohibition shall not apply. Furthermore, if a named party in interest is one or part of a group of similar persons or entities that is the subject for general deliberation and voting, such as approval for regularity or membership, and there is no material issue of dispute involving a named party in interest, then the prohibition shall not apply.

2. Disclosure. Prior to consideration of any matter involving a named party in interest, each member of the deliberating body who does not choose to abstain from deliberations and voting shall disclose to the Department of



Audits and Investigations whether such member has one of the relationships listed in paragraph B.1. of this Section 12.8 of the Bylaws with a named party in interest.

3. Procedure and Determination. Company Staff shall determine whether any member of the deliberating body is subject to a conflicts restriction under this paragraph B. Such determination shall be based upon a review of the following information:

   a. information provided by the member pursuant to paragraph B.2. above, and

   b. any other source of information that is held by and reasonably available to the Company.

C. Financial Interest in a Significant Action Conflict.

1. Prohibition. No member of a governing board shall participate in such body's deliberations and voting on any significant action if such member knowingly has a direct and substantial financial interest in the result of the vote based upon either Exchange or non-Exchange positions that could reasonably be expected to be affected by the significant action under consideration, as determined pursuant to this Bylaw.

2. Disclosure. Prior to consideration of any significant action, each member of the deliberating body who does not choose to abstain from deliberations and voting shall disclose to the Department of Audits and Investigations position information that is known to such member, with respect to any particular month or months that are under consideration, and any other positions which the deliberating body reasonably expects could be affected by the significant action, as follows:

   a. gross positions held at the Exchange in the member's personal accounts or "controlled accounts," as defined in CFTC Regulation 1.3(j);

   b. gross positions held at the Exchange in proprietary accounts, as defined in CFTC Regulation 1.17(b)(3), at the member's affiliated firm;

   c. gross positions held at the Exchange in accounts in which the member is a principal, as defined in CFTC Regulation 3.1(a);

   d. net positions held at the Exchange in "customer" accounts, as defined in CFTC Regulation 1.17(b)(2), at the member's affiliated firm; and

   e. any other types of positions, whether maintained at the Exchange or elsewhere, held in the member's personal accounts or the proprietary accounts of the member's affiliated firm, that reasonably could be affected by the significant action.


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3. Procedure and Determination. Company Staff shall determine whether any member of the deliberating body is subject to a conflicts restriction under this paragraph C. based upon a review of the most recent large trader reports and clearing records available to the Company, information provided by the member with respect to positions pursuant to paragraph C.2. of this Bylaw, and any other source of information that is held by and reasonably available to the Company, taking into consideration the exigency of the significant action being contemplated.

D. Deliberation Exemption.

1. Any member of a governing board who would otherwise be required to abstain from deliberations and voting pursuant to paragraph C of this Section 12.8 of the Bylaws may participate in deliberations, but not voting, if the deliberating body, after considering the factors specified below, determines that such participation would be consistent with the public interest; provided, however, that before reaching any such determination the deliberating body shall fully consider the position information specified in paragraph C.2. and C.3. of this Section 12.8 of the Bylaws, which is the basis for such member's substantial financial interest in the significant action that is being contemplated.

2. In making its determination, the deliberating body shall consider;

a. whether the member's participation in deliberations is necessary to achieve a quorum; and

b. whether the member has unique or special expertise, knowledge or experience in the matter being considered.

E. Documentation. The minutes of any meeting to which the conflicts determination procedures set forth in this Bylaw apply, shall reflect the following information:

1. the names of all members who attended the meeting in person or who otherwise were present by electronic means;

2. the name of any member who voluntarily recused himself or herself or was required to abstain from deliberations and/or voting on a matter and the reason for the refusal or abstention, if stated; and

3. information on the position information that was reviewed for each member if applicable and available.

12.9. NONPUBLIC INFORMATION, EMPLOYEE TRADING PROHIBITION, AND IMPROPER USE OR DISCLOSURE.

For purposes of this Bylaw, "material" and "non-public information" shall be defined by CFTC Regulation 1.59(a).

Employees of the Exchange, as defined by CFTC Regulation 1.59(a), are prohibited from:



A. Trading, directly or indirectly, in any commodity interest traded on or cleared by the Exchange.

B. Trading, directly or indirectly, in any commodity interest traded on or cleared by a contract market, swap execution facility, or clearing organization other than the Exchange and in any commodity interest traded on or cleared by a linked exchange if the employee has access to material non-public information concerning such commodity interest.

C. Disclosing to any other person any material, non-public information which such employee obtains as a result of his or her employment at the Exchange where such employee has or should have a reasonable expectation that the information disclosed may assist another person in trading any commodity interest; provided, however, that this Rule does not prohibit disclosures made in the course of any employee's duties, or disclosures made to another self-regulatory organization, linked exchange, court of competent jurisdiction or representative of any agency or department of the federal or state government acting in his or her official capacity.

No officer, member of the Board of Directors or member of any committee shall use or disclose, for any purpose other than the performance of such person's official duties, material, non-public information obtained as a result of such person's office or participation on the Board of Directors or any committee.

12.10. COMMODITY EXCHANGE ACT RULE.

A. In order to comply with the CEA and CFTC Regulations, it is hereby provided that the MIAX Futures Bylaws and Rules shall be construed with reference to, and shall be subject to and modified by, the provisions of said CEA and CFTC Regulations.

B. The Exchange shall make and file such reports and keep such books, and records for such a period of time as may be required pursuant to authority set forth in the CEA and CFTC Regulations, including, but not limited to, the authority contained in subdivision (d) of Sec. 5 of the CEA, and shall keep such books and records open to inspection by the CFTC or the United States Department of Justice.

C. Neither the Exchange, nor any Person shall disseminate any false, misleading, or knowingly inaccurate reports concerning crop or market information or conditions that affect, or tend to affect, the price of any commodity.

D. No Person shall manipulate, or attempt to manipulate, prices of commodities traded on this Exchange, nor corner, nor attempt to corner, any of such commodities.

E. Any Person, who or which has been deprived of the privilege of trading in contract markets under subdivision (b) of Sec. 6 of the CEA, shall be refused all privileges of trading on this Exchange for such period of time as specified in the Order of the CFTC against such Person.



F. No Person shall accept or execute an order from any Person who or which has been deprived of the privilege of trading in contract markets under subdivision (b) of Sec. 6 of the CEA.

12.11. DISSEMINATION OF INFORMATION.

Market Participants shall be held to strict account for the reliability and accuracy of the statements and information which they disseminate.

Market Participants must word or phrase all circulars, letters, Reports of Cash Sales, or other information so as to convey an accurate impression as to values of commodities in this market and avoid conveying misinformation or erroneous implications as to such values. Specific values of cash commodities must not be reported in such a way as to create a false impression regarding values generally.

For example, giving a false impression regarding values such as sales of cash commodities of certain test weight, or having some particular characteristic or other factor that contributes to value, must not be reported in such a manner as to convey the impression that all commodities of the same kind and test weight, or having the same particular characteristic or factor, are of equal value.

Market Participants, and their employees, must not directly or indirectly, by innuendo or otherwise, participate in the circulation of any rumors adversely affecting any Person. Only facts capable of substantiation may be reported.

12.12. MIAX FUTURES DEFENSE EXPENSES.

Any Market Participant who fails to prevail in a lawsuit or any other type of legal proceeding instituted against MIAX Futures or any of its officers, directors, committee members, employees or agents must pay to MIAX Futures all reasonable expenses, including attorney's fees, incurred by MIAX Futures in the defense of such proceeding.

12.13. DISQUALIFIERS TO SERVE ON EXCHANGE DISCIPLINARY COMMITTEES, ARBITRATION PANELS, OR GOVERNING BOARDS UNDER CFTC REGULATION 1.63.

A. In accordance with CFTC Regulation 1.63(b), as may be amended from time to time, a Person shall be ineligible to serve on Exchange disciplinary committees, arbitration panels or governing boards if such Person:

1. Was found within the prior three (3) years by a final decision of a self-regulatory organization, and administrative law judge, a court of competent jurisdiction or the CFTC to have committed a disciplinary offense;

2. Entered into a settlement agreement within the prior three (3) years in which any of the findings or, in the absence of such findings, any of the acts charged included a disciplinary offense;

3. Currently is suspended from trading on any contract market, is suspended or expelled from membership with any self-regulatory organization, is serving any sentence of probation or owes any portion of a fine imposed pursuant to either:



a. A finding by a final decision of a self-regulatory organization, an administrative law judge, a court of competent jurisdiction or the CFTC that such person committed a disciplinary offense; or,

b. A settlement agreement in which any of the findings or, in the absence of such findings, any of the acts charged included a disciplinary offense.

4. Currently is subject to an agreement with the CFTC or any self-regulatory organization not to apply for registration with the CFTC or membership in any self-regulatory organization;

5. Currently is subject to or has had imposed on such Person within the prior three (3) years a CFTC registration revocation or suspension in any capacity for any reason, or has been convicted within the prior three (3) years of any of the felonies listed in section 8a(2)(D)(ii) through (iv) of the CEA;

6. Currently is subject to a denial, suspension or disqualification from serving on the disciplinary committee, arbitration panel or governing board of any self-regulatory organization as that term is defined in section 3(a)(26) of the Securities Exchange Act of 1934.

B. The terms "disciplinary committee", "arbitration panel", "disciplinary offense", "final decision", "settlement agreement", and "self-regulatory organization" shall be defined for purposes of paragraph A of this rule in accordance with the definitions detailed in CFTC Regulation 1.63(a).

12.14. DISQUALIFIERS TO SERVE ON EXCHANGE DISCIPLINARY COMMITTEES OR GOVERNING BOARDS UNDER CEA SECTION 8a(2).

A Person shall be ineligible to serve on Exchange disciplinary committees or governing boards if such Person meets any disqualifier listed in Section 8a(2) of the CEA.

CERTIFICATE OF FORMATION

OF

MGEX REAL ESTATE HOLDINGS, LLC

THIS IS TO CERTIFY that there is hereby formed a limited liability company under and by virtue of the Delaware Limited Liability Company Act (the "Act") (6 Del. C. §18-101, et seq.).

1. The name of the limited liability company is **MGEX Real Estate Holdings, LLC** (the "Company").

2. The address of the registered office of the Company in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle 19801, and the name of the registered agent at such address for service of process is The Corporation Trust Company.

3. This Certificate shall be effective upon filing.

4. The duration of this limited liability company will be perpetual.

IN WITNESS WHEREOF, the undersigned, an authorized person, has signed this certificate this 26th day of February, 2024.

Barbara J. Comly

BARBARA COMLY
7 Roszel Road, Suite 1A
Princeton, NJ 08540

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:20 PM 02/26/2024
FILED 04:20 PM 02/26/2024
SR 20240696014 - File Number 3171549

LIMITED LIABILITY COMPANY AGREEMENT
OF
MGEX REAL ESTATE HOLDINGS, LLC

The undersigned is executing this Limited Liability Company Agreement (the "Agreement") as of March 19, 2024 for the purpose of forming a limited liability company (the "Company") pursuant to the provisions of the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et seq., as amended from time to time (the "Act"), and does hereby agree as follows:

1. **Formation.** A certificate of formation of the Company (the "Certificate") was executed and filed with the Office of the Secretary of State of the State of Delaware on February 26, 2024.

2. **Name.** The name of the limited liability company shall be **"MGEX Real Estate Holdings, LLC"**, or such other name as the Member may from time to time hereafter designate.

3. **Definitions.** Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 18-101 of the Act.

4. **Purpose.** The Company is formed for the purpose of engaging in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the power to engage in all activities and transactions which the Member deems necessary or advisable in connection with the foregoing.

5. **Offices.** The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Member may designate from time to time.

The registered office of the Company in the State of Delaware shall be located at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801.

6. **Member.** Miami International Holdings, Inc. is the sole member of the Company (the "Member") holding 100% of the membership interests of the Company. The mailing address of the Member is 7 Roszel Road, Suite 1A, Princeton, NJ 08504.

7. **Term.** The term of the Company shall commence on the date of filing of the certificate of formation of the Company in accordance with the Act and shall continue until the Company is dissolved and its affairs are wound up in accordance with Section 17 of this Agreement and a certificate of cancellation is filed in accordance with the Act.

8. **Board of Directors; Delegation of Authority and Duties.**

(a) Member and Board of Directors. The Member, acting through the Board (defined below), shall manage and control the business and affairs of the Company, and shall possess all rights and powers as provided in the Act and otherwise by law. Except as otherwise expressly provided for herein, the Member hereby consents to the exercise by the Board of all such powers and rights conferred on them by the Act with respect to the management and control of the Company. Notwithstanding the foregoing and except as explicitly set forth in this Agreement, if a vote, consent or approval of the Member is required by the Act or other applicable law with respect to any act to be taken by the Company or matter considered by the Board, the Member agrees that it shall be deemed to have consented to or approved such act or voted on such matter in accordance with a vote of the Board on such act or matter.

(b) Delegation by Board. The Board shall have the power and authority to delegate to one or more other persons the Board's rights and powers to manage and control the business and affairs of the Company, including to delegate to agents and employees of the Member, a Director (as defined below) or the Company (including Officers), and to delegate by a management agreement or another agreement with, or otherwise to, other persons. The Board may authorize any person (including, without limitation, the Member or any Officer or Director) to enter into and perform under any document on behalf of the Company.

(c) Committees. The Board may, from time to time, designate one or more committees, each of which shall be comprised of at least two Directors. Any such committee, to the extent provided in the enabling resolution and until dissolved by the Board, shall have and may exercise any or all of the authority of the Board. At every meeting of any such committee, the presence of a majority of all the representatives thereof shall constitute a quorum, and the affirmative vote of a majority of the representatives present shall be necessary for the adoption of any resolution. The Board may dissolve any committee at any time, unless otherwise provided in this Agreement.

9. **Establishment of Board of Directors.**

(a) Directors. There shall be established a Board of Directors (the "Board") composed of not less than (1) and no more than nine (9) persons as determined from time to time by the Member ("Directors"), each of whom shall be elected by the Member. Any Director may be removed from the Board at any time by the Member. Each Director shall remain in office until his or her death, resignation or removal. In the event of death, resignation or removal of a Director, the party or parties, as applicable, which appointed such Director shall fill the vacancy created. Notwithstanding anything in this Agreement to the contrary, Directors shall not be deemed to be "members" or "managers" (as such terms are defined in the Act) of the Company.

(b) No Individual Authority. No Director has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any expenditures or incur any obligations on behalf of the Company or authorize any of the foregoing, other than acts that are authorized by the Board.

(c) Chairman. The Board shall designate a Director to serve as chairman. The chairman shall, unless a majority of Directors present determine otherwise, preside at all meetings of the Board. If the chairman is absent at any meeting of the Board, a majority of the Directors present shall designate another Director to serve as interim chairman for that meeting.

10. **Officers**. The Member may, from time to time as it deems advisable, designate natural persons as officers of the Company (the "Officers") or successor Officers of the Company and assign titles to any such person. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any delegation pursuant to this Section 8 may be revoked at any time by the Member. An Officer may be removed with or without cause at any time by the Member.

11. **Advisory Board**. The Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Board.

12. **Capital Contributions**. The Member shall make capital contributions to the Company from time to time, which amounts shall be set forth in the books and records of the Company.

13. **Transfers of Member Interest**. The Member may sell, assign, pledge or otherwise transfer or encumber (collectively, a "Transfer") any of its Limited Liability Company Interest in the Company to any Person so long as such Transfer is in writing.

14. **Resignation**. The Member shall have the right to resign from the Company so long as such resignation is in writing. The provisions hereof with respect to distributions upon resignation are exclusive and no Member shall be entitled to claim any further or different distribution upon resignation under Section 18-604 of the Act or otherwise.

15. **Allocations and Distributions**. Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Member may determine. Distributions shall be made to (and profits and losses of the Company shall be allocated among) the Member.

16. **Return of Capital**. The Member has the right to receive any distributions which include a return of all or any part of such Member's capital contribution, provided that upon the dissolution and winding up of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the Act.

17. **Dissolution**. The Company shall be dissolved and its affairs wound up upon the occurrence of an event causing a dissolution of the Company under Section 18-801 of the Act, except the Company shall not be dissolved upon the occurrence of an event that terminates the continued membership of a Member if (i) at the time of the occurrence of such event there are at least two Members of the Company, or (ii) within ninety (90) days after the occurrence of such event, all remaining Members agree in writing to continue the business of the Company and to the

appointment, effective as of the date of such event, of one or more additional Members. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority set forth in Section 18-804 of the Act.

18. **Amendments**. This Agreement may be amended only upon the written consent of the Member.

19. **Other Business**. The Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

20. **Limited Liability**. The Member shall not have any liability for the debts, obligations or liabilities of the Company except to the extent provided by the Act.

21. **Exculpation; Indemnification**. Neither the Member, the Officers nor any of their respective affiliates or agents (collectively, "Covered Persons") shall be liable to the Company or any other person or entity who has an interest in the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement. To the fullest extent permitted by applicable law, each Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement; provided, however, that any indemnity under this Section 21 shall be provided out of and to the extent of Company assets only, and neither the Member nor the Officer, as applicable, nor any other Covered Person, shall have personal liability on account thereof.

22. **Banking Matters**. The Member and each Officer and any agent or employee of the Company, or other person designated by such Member or Officer is hereby authorized and empowered (A) to (i) establish one or more domestic or international accounts (including but not limited to, depository, checking, disbursement, custodian, or investment accounts, and other accounts as deemed necessary or expeditious for business purposes of the Company) ("Accounts"), in the name of the Company with any bank, trust company, savings and loan institution, brokerage firm or other financial institution which said Member or Officer shall from time to time designate as a depository of funds, securities or other property of the Company, for any purpose and on terms and conditions deemed appropriate by such person on behalf of the Company; and (ii) close Accounts of the Company now or hereafter established; and (B) to assign, limit or revoke any and all authority of any agent or employee of the Company, or other person designated by such Member or Officer to (i) sign checks, drafts and orders for the payment of money drawn on the Company's Accounts, and all notes of the Company and all acceptances and endorsements of the Company; (ii) execute or initiate electronic fund transfers; (iii) execute or initiate foreign currency

exchange transactions; (iv) execute or initiate the investment of monies; and (v) initiate requests for information for any Account of the Company.

24. **Amendment**. This Agreement may only be amended by a writing duly signed by the Member.

25. **Governing Law**. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, without regard to conflict of law rules.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the date first written above.

MIAMI INTERNATIONAL HOLDINGS, INC.

By:______________________________
THOMAS P. GALLAGHER
Chairman and Chief Executive Officer
7 Roszel Road, Suite 1A
Princeton, NJ 08540

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:35 AM 06/25/2021
FILED 10:35 AM 06/25/2021
SR 20212550071 - File Number 5776534

AMENDED AND RESTATED CERTIFICATE OF FORMATION OF MIAX GLOBAL, LLC

This filing has been executed and filed in accordance with Section 18-208 of the Limited Liability Company Act. This document is being executed for the purpose of amending and restating the original Certificate of Formation, filed on June 30, 2015, under file number: 5776534.

1. The name of the limited liability company is **MIAX Global, LLC** (the "Company").

2. The address of the registered office of the Company in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle, Zip Code 19801, and the name of the registered agent at such address for service of process is The Corporation Trust Company.

3. This Certificate shall be effective upon filing.

4. The duration of this limited liability company will be perpetual.

IN WITNESS WHEREOF, the undersigned, an authorized person, has signed this certificate this 25th day of June, 2021.

MIAX GLOBAL, LLC

By: *[signature]*
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
MIAX GLOBAL, LLC

Miami International Holdings, Inc., a Delaware corporation, the sole member (the "Member") of MIAX Global, LLC, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del.C. § 18-101, et seq. (the "Act"), hereby declares the following to be the Amended and Restated Limited Liability Company Agreement (the "Agreement") of the Company which amends and restates in its entirety the Limited Liability Company Agreement dated June 30, 2015 of the Company.

1. **Formation.** The Company has been formed as a limited liability company under the Act by the filing of a Certificate of Formation with the Office of the Secretary of State of the State of Delaware. The Member agrees to be bound by and comply with the provisions thereof and hereof.

2. **Name.** The name of the limited liability company shall be **"MIAX Global, LLC**", or such other name as the Member may from time to time hereafter designate.

3. **Definitions.** Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 18-101 of the Act.

4. **Purpose.** The Company is formed for the purpose of engaging in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the power to engage in all activities and transactions which the Member deems necessary or advisable in connection with the foregoing.

5. **Offices.** The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Member may designate from time to time.

The registered office of the Company in the State of Delaware shall be located at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801.

6. **Member.** Miami International Holdings, Inc. is the sole Member of the Company holding 100% of the membership interests of the Company. The mailing address of the Member is 7 Roszel Road, Suite 1A, Princeton, NJ 08504.

7. **Term.** The term of the Company shall commence on the date of filing of the certificate of formation of the Company in accordance with the Act and shall continue until the

Company is dissolved and its affairs are wound up in accordance with Section 17 of this Agreement and a certificate of cancellation is filed in accordance with the Act.

8. **Board of Directors; Delegation of Authority and Duties.**

(a) Member and Board of Directors. The Member, acting through the Board (defined below), shall manage and control the business and affairs of the Company, and shall possess all rights and powers as provided in the Act and otherwise by law. Except as otherwise expressly provided for herein, the Member hereby consents to the exercise by the Board of all such powers and rights conferred on them by the Act with respect to the management and control of the Company. Notwithstanding the foregoing and except as explicitly set forth in this Agreement, if a vote, consent or approval of the Member is required by the Act or other applicable law with respect to any act to be taken by the Company or matter considered by the Board, the Member agrees that it shall be deemed to have consented to or approved such act or voted on such matter in accordance with a vote of the Board on such act or matter.

(b) Delegation by Board. The Board shall have the power and authority to delegate to one or more other persons the Board's rights and powers to manage and control the business and affairs of the Company, including to delegate to agents and employees of the Member, a Director (as defined below) or the Company (including Officers), and to delegate by a management agreement or another agreement with, or otherwise to, other persons. The Board may authorize any person (including, without limitation, the Member or any Officer or Director) to enter into and perform under any document on behalf of the Company.

(c) Committees. The Board may, from time to time, designate one or more committees, each of which shall be comprised of at least two Directors. Any such committee, to the extent provided in the enabling resolution and until dissolved by the Board, shall have and may exercise any or all of the authority of the Board. At every meeting of any such committee, the presence of a majority of all the representatives thereof shall constitute a quorum, and the affirmative vote of a majority of the representatives present shall be necessary for the adoption of any resolution. The Board may dissolve any committee at any time, unless otherwise provided in this Agreement.

9. **Establishment of Board of Directors.**

(a) Directors. There shall be established a Board of Directors (the "Board") composed of not less than (1) and no more than twenty-one (21) persons as determined from time to time by the Member ("Directors"), each of whom shall be elected by the Member. Any Director may be removed from the Board at any time by the Member. Each Director shall remain in office until his or her death, resignation or removal. In the event of death, resignation or removal of a Director, the party or parties, as applicable, which appointed such Director shall fill the vacancy created. Notwithstanding anything in this Agreement to the contrary, Directors shall not be deemed to be "members" or "managers" (as such terms are defined in the Act) of the Company.

(b) No Individual Authority. No Director has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any

expenditures or incur any obligations on behalf of the Company or authorize any of the foregoing, other than acts that are authorized by the Board.

(c) Chairman. The Board shall designate a Director to serve as chairman. The chairman shall, unless a majority of Directors present determine otherwise, preside at all meetings of the Board. If the chairman is absent at any meeting of the Board, a majority of the Directors present shall designate another Director to serve as interim chairman for that meeting.

10. **Officers.** The Member may, from time to time as it deems advisable, designate natural persons as officers of the Company (the "Officers") or successor Officers of the Company and assign titles to any such person. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any delegation pursuant to this Section 8 may be revoked at any time by the Member. An Officer may be removed with or without cause at any time by the Member.

11. **Advisory Board.** The Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Board.

12. **Capital Contributions**. The Member shall make capital contributions to the Company from time to time, which amounts shall be set forth in the books and records of the Company.

13. **Transfers of Member Interest.** The Member may sell, assign, pledge or otherwise transfer or encumber (collectively, a "Transfer") any of its Limited Liability Company Interest in the Company to any Person so long as such Transfer is in writing.

14. **Resignation**. The Member shall have the right to resign from the Company so long as such resignation is in writing. The provisions hereof with respect to distributions upon resignation are exclusive and no Member shall be entitled to claim any further or different distribution upon resignation under Section 18-604 of the Act or otherwise.

15. **Allocations and Distributions.** Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Member may determine. Distributions shall be made to (and profits and losses of the Company shall be allocated among) the Member.

16. **Return of Capital**. The Member has the right to receive any distributions which include a return of all or any part of such Member's capital contribution, provided that upon the dissolution and winding up of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the Act.

17. **Dissolution**. The Company shall be dissolved and its affairs wound up upon the occurrence of an event causing a dissolution of the Company under Section 18-801 of the Act, except the Company shall not be dissolved upon the occurrence of an event that terminates the

continued membership of a Member if (i) at the time of the occurrence of such event there are at least two Members of the Company, or (ii) within ninety (90) days after the occurrence of such event, all remaining Members agree in writing to continue the business of the Company and to the appointment, effective as of the date of such event, of one or more additional Members. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority set forth in Section 18-804 of the Act.

18. **Amendments**. This Agreement may be amended only upon the written consent of the Member.

19. **Other Business**. The Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

20. **Limited Liability**. The Member shall not have any liability for the debts, obligations or liabilities of the Company except to the extent provided by the Act.

21. **Exculpation; Indemnification**. Neither the Member, the Officers nor any of their respective affiliates or agents (collectively, "Covered Persons") shall be liable to the Company or any other person or entity who has an interest in the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement. To the fullest extent permitted by applicable law, each Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement; provided, however, that any indemnity under this Section 21 shall be provided out of and to the extent of Company assets only, and neither the Member nor the Officer, as applicable, nor any other Covered Person, shall have personal liability on account thereof.

22. **Banking Matters**. The Member and each Officer and any agent or employee of the Company, or other person designated by such Member or Officer is hereby authorized and empowered (A) to (i) establish one or more domestic or international accounts (including but not limited to, depository, checking, disbursement, custodian, or investment accounts, and other accounts as deemed necessary or expeditious for business purposes of the Company) ("Accounts"), in the name of the Company with any bank, trust company, savings and loan institution, brokerage firm or other financial institution which said Member or Officer shall from time to time designate as a depository of funds, securities or other property of the Company, for any purpose and on terms and conditions deemed appropriate by such person on behalf of the Company; and (ii) close Accounts of the Company now or hereafter established; and (B) to assign, limit or revoke any and all authority of any agent or employee of the Company, or other person designated by such

Member or Officer to (i) sign checks, drafts and orders for the payment of money drawn on the Company's Accounts, and all notes of the Company and all acceptances and endorsements of the Company; (ii) execute or initiate electronic fund transfers; (iii) execute or initiate foreign currency exchange transactions; (iv) execute or initiate the investment of monies; and (v) initiate requests for information for any Account of the Company.

24. **Amendment**. This Agreement may only be amended by a writing duly signed by the Member.

25. **Governing Law**. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, without regard to conflict of law rules.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the 25th day of June, 2021.

MIAMI INTERNATIONAL HOLDINGS, INC.

By:______________________________
Thomas P. Gallagher
Chairman and Chief Executive Officer

Form **LLC-5.30**
July 2017

Secretary of State
Department of Business Services
Limited Liability Division
501 S. Second St., Rm. 351
Springfield, IL 62756
217-524-8008
www.cyberdriveillinois.com

Payment may be made by check payable to Secretary of State. If check is returned for any reason this filing will be void.

Illinois
Limited Liability Company Act

Restated Articles of Organization

SUBMIT IN DUPLICATE
Type or print clearly.

Filing Fee: $150
Approved: ✓

FILE # 07506945

This space for use by Secretary of State.



OCT 05 2021
JESSE WHITE
SECRETARY OF STATE

1. Limited Liability Company name: MIAX Products, LLC

The LLC name must contain the words Limited Liability Company, L.L.C. or LLC, and cannot contain the terms Corporation, Corp., Incorporated, Inc., Ltd., Co., Limited Partnership, or LP.

2. Limited Liability Company name as originally filed with the Secretary of State:
MIAX Products, LLC

3. Address of principal place of business: (P.O. Box alone or c/o is unacceptable.)
7 Roszel Road, Suite 1A, Princeton, NJ 08540

4. The original Articles of Organization were effective on: January 25, 2019
Month, Day, Year

5. Registered agent's name and registered office address:

Registered agent: CT Corporation System
First Name | Middle Initial | Last Name

Registered office: 208 S. LaSalle Street, Suite 814
(P.O. Box alone or c/o is unacceptable.)
Number | Street | Suite #

Chicago | IL | 60604-1135
City | | ZIP Code

6. Purpose(s) for which the LLC is organized: **The transaction of any or all lawful business for which Limited Liability Companies may be organized under this Act and/or exclusively for the purpose(s) stated below:**

The transaction of any or all lawful business for which Limited Liability Companies may be organized under this act.

7. The duration of the company is perpetual unless otherwise stated. If the operating agreement provides for a dissolution date, enter that date here: ______________________________
Month, Day, Year

8. **(Optional)** Provisions for regulation of internal affairs of the company:

____
Use additional sheet of this size if necessary

9. Name(s) and business address(es) of the manager and any member with the authority of manager:

Name	Number/Street	City	State	ZIP
Miami International Holdings, Inc.	7 Roszel Road, Suite 1A	Princeton	NJ	08540

10. The undersigned affirms, under penalties of perjury, having authority to sign hereto, that these Restated Articles of Organization are executed pursuant to Section 5-30 of the Limited Liability Company Act and are to the best of my knowledge and belief, true, correct and complete.

Dated September 23 (Month & Day), 2021 (Year)

[Signature]
Signature

Barbara J. Comly, Secretary
Name and Title (type or print)

Miami International Holdings, Inc.
If applicant is signing for a company or other entity, state name of company or entity.

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
MIAX PRODUCTS, LLC

Miami International Holdings, Inc., a Delaware corporation, the sole member (the "Member") of MIAX Products, LLC, an Illinois limited liability company (the "Company"), pursuant to the provisions of the Illinois Limited Liability Company Act, 805 ILCS 180/, as amended from time to time (the "Act"), hereby declares the following to be the Amended and Restated Limited Liability Company Agreement (the "Agreement") of the Company which amends and restates in its entirety the Limited Liability Company Agreement dated January 25, 2019 of the Company.

1. **Formation.** The Company has been formed as a limited liability company under the Act by the filing of a Certificate of Formation with the Office of the Secretary of State of the State of Illinois. The Member agrees to be bound by and comply with the provisions thereof and hereof.

2. **Name.** The name of the limited liability company shall be **"MIAX Products, LLC**", or such other name as the Member may from time to time hereafter designate.

3. **Definitions.** Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 1-5 of the Act.

4. **Purpose.** The Company is formed for the purpose of engaging in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the power to engage in all activities and transactions which the Member deems necessary or advisable in connection with the foregoing.

5. **Offices.** The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Member may designate from time to time.

The registered office of the Company in the State of Illinois shall be located at c/o CT Corporation System, 208 South LaSalle Street, Suite 814, Chicago, IL 60604. The name and address of the registered agent of the Company for service of process on the Company in the State of Illinois shall be CT Corporation System, 208 South LaSalle Street, Suite 814, Chicago, IL 60604.

6. **Member.** Miami International Holdings, Inc. is the sole Member of the Company holding 100% of the membership interests of the Company. The mailing address of the Member is 7 Roszel Road, Suite 1A, Princeton, NJ 08504.

7. **Term.** The term of the Company shall commence on the date of filing of the certificate of formation of the Company in accordance with the Act and shall continue until the

Company is dissolved and its affairs are wound up in accordance with Section 17 of this Agreement and a certificate of cancellation is filed in accordance with the Act.

8. **Board of Directors; Delegation of Authority and Duties.**

(a) Member and Board of Directors. The Member, acting through the Board (defined below), shall manage and control the business and affairs of the Company, and shall possess all rights and powers as provided in the Act and otherwise by law. Except as otherwise expressly provided for herein, the Member hereby consents to the exercise by the Board of all such powers and rights conferred on them by the Act with respect to the management and control of the Company. Notwithstanding the foregoing and except as explicitly set forth in this Agreement, if a vote, consent or approval of the Member is required by the Act or other applicable law with respect to any act to be taken by the Company or matter considered by the Board, the Member agrees that it shall be deemed to have consented to or approved such act or voted on such matter in accordance with a vote of the Board on such act or matter.

(b) Delegation by Board. The Board shall have the power and authority to delegate to one or more other persons the Board's rights and powers to manage and control the business and affairs of the Company, including to delegate to agents and employees of the Member, a Director (as defined below) or the Company (including Officers), and to delegate by a management agreement or another agreement with, or otherwise to, other persons. The Board may authorize any person (including, without limitation, the Member or any Officer or Director) to enter into and perform under any document on behalf of the Company.

(c) Committees. The Board may, from time to time, designate one or more committees, each of which shall be comprised of at least two Directors. Any such committee, to the extent provided in the enabling resolution and until dissolved by the Board, shall have and may exercise any or all of the authority of the Board. At every meeting of any such committee, the presence of a majority of all the representatives thereof shall constitute a quorum, and the affirmative vote of a majority of the representatives present shall be necessary for the adoption of any resolution. The Board may dissolve any committee at any time, unless otherwise provided in this Agreement.

9. **Establishment of Board of Directors.**

(a) Directors. There shall be established a Board of Directors (the "Board") composed of not less than (1) and no more than twenty-one (21) persons as determined from time to time by the Member ("Directors"), each of whom shall be elected by the Member. Any Director may be removed from the Board at any time by the Member. Each Director shall remain in office until his or her death, resignation or removal. In the event of death, resignation or removal of a Director, the party or parties, as applicable, which appointed such Director shall fill the vacancy created. Notwithstanding anything in this Agreement to the contrary, Directors shall not be deemed to be "members" or "managers" (as such terms are defined in the Act) of the Company.

(b) No Individual Authority. No Director has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any

expenditures or incur any obligations on behalf of the Company or authorize any of the foregoing, other than acts that are authorized by the Board.

(c) Chairman. The Board shall designate a Director to serve as chairman. The chairman shall, unless a majority of Directors present determine otherwise, preside at all meetings of the Board. If the chairman is absent at any meeting of the Board, a majority of the Directors present shall designate another Director to serve as interim chairman for that meeting.

10. **Officers.** The Member may, from time to time as it deems advisable, designate natural persons as officers of the Company (the "Officers") or successor Officers of the Company and assign titles to any such person. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Illinois Business Corporation Act, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any delegation pursuant to this Section 10 may be revoked at any time by the Member. An Officer may be removed with or without cause at any time by the Member.

11. **Advisory Board.** The Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Board.

12. **Capital Contributions**. The Member shall make capital contributions to the Company from time to time, which amounts shall be set forth in the books and records of the Company.

13. **Transfers of Member Interest.** The Member may sell, assign, pledge or otherwise transfer or encumber (collectively, a "Transfer") any of its Limited Liability Company Interest in the Company to any Person so long as such Transfer is in writing.

14. **Resignation**. The Member shall have the right to resign from the Company so long as such resignation is in writing. The provisions hereof with respect to distributions upon resignation are exclusive and no Member shall be entitled to claim any further or different distribution upon resignation under the Act or otherwise.

15. **Allocations and Distributions.** Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Member may determine. Distributions shall be made to (and profits and losses of the Company shall be allocated among) the Member.

16. **Return of Capital**. The Member has the right to receive any distributions which include a return of all or any part of such Member's capital contribution, provided that upon the dissolution and winding up of the Company, the assets of the Company shall be distributed as provided in the Act.

17. **Dissolution**. The Company shall be dissolved and its affairs wound up upon the occurrence of an event causing a dissolution of the Company under the Act, except the Company shall not be dissolved upon the occurrence of an event that terminates the continued membership

of a Member if (i) at the time of the occurrence of such event there are at least two Members of the Company, or (ii) within ninety (90) days after the occurrence of such event, all remaining Members agree in writing to continue the business of the Company and to the appointment, effective as of the date of such event, of one or more additional Members. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority set forth in the Act.

18. **Amendments**. This Agreement may be amended only upon the written consent of the Member.

19. **Other Business**. The Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

20. **Limited Liability**. The Member shall not have any liability for the debts, obligations or liabilities of the Company except to the extent provided by the Act.

21. **Exculpation; Indemnification**. Neither the Member, the Officers nor any of their respective affiliates or agents (collectively, "Covered Persons") shall be liable to the Company or any other person or entity who has an interest in the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement. To the fullest extent permitted by applicable law, each Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement; provided, however, that any indemnity under this Section 21 shall be provided out of and to the extent of Company assets only, and neither the Member nor the Officer, as applicable, nor any other Covered Person, shall have personal liability on account thereof.

22. **Banking Matters**. The Member and each Officer and any agent or employee of the Company, or other person designated by such Member or Officer is hereby authorized and empowered (A) to (i) establish one or more domestic or international accounts (including but not limited to, depository, checking, disbursement, custodian, or investment accounts, and other accounts as deemed necessary or expeditious for business purposes of the Company) ("Accounts"), in the name of the Company with any bank, trust company, savings and loan institution, brokerage firm or other financial institution which said Member or Officer shall from time to time designate as a depository of funds, securities or other property of the Company, for any purpose and on terms and conditions deemed appropriate by such person on behalf of the Company; and (ii) close Accounts of the Company now or hereafter established; and (B) to assign, limit or revoke any and all authority of any agent or employee of the Company, or other person designated by such Member or Officer to (i) sign checks, drafts and orders for the payment of money drawn on the

Company's Accounts, and all notes of the Company and all acceptances and endorsements of the Company; (ii) execute or initiate electronic fund transfers; (iii) execute or initiate foreign currency exchange transactions; (iv) execute or initiate the investment of monies; and (v) initiate requests for information for any Account of the Company.

23. **Amendment**. This Agreement may only be amended by a writing duly signed by the Member.

24. **Governing Law**. This Agreement shall be governed by, and construed under, the laws of the State of Illinois, without regard to conflict of law rules.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the 5th day of October, 2021.

MIAMI INTERNATIONAL HOLDINGS, INC.

By:______________________________
Thomas P. Gallagher
Chairman and Chief Executive Officer

Form **LLC-5.5**

Illinois
Limited Liability Company Act
Articles of Organization

FILE # 05316359

Secretary of State Jesse White
Department of Business Services
Limited Liability Division
www.cyberdriveillinois.com

Filing Fee: $500
Expedited Fee: $100
Approved By: TLB

FILED
JUN 18 2015
Jesse White
Secretary of State

1. Limited Liability Company Name: DORMAN TRADING, L.L.C.

2. Address of Principal Place of Business where records of the company will be kept:
141 W. JACKSON SUITE 1900
CHICAGO, IL 60604

3. Articles of Organization effective on the filing date.

4. Registered Agent's Name and Registered Office Address:

DENNIS D. DORMAN
141 W JACKSON BLVD STE 1900
CHICAGO, IL 60604-3374

5. Purpose for which the Limited Liability Company is organized:
"The transaction of any or all lawful business for which Limited Liability Companies may be organized under this Act."

6. The LLC is to have perpetual existence.

7. The Limited Liability Company is managed by the manager(s).

DORMAN, DENNIS D.
141 W. JACKSON BLVD., STE.1900
CHICAGO, IL 60604

8. **Name and Address of Organizer**
I affirm, under penalties of perjury, having authority to sign hereto, that these Articles of Organization are to the best of my knowledge and belief, true, correct and complete.

Dated: JUNE 18, 2015

STEVEN J. SANDUSKY
20 N. CLARK ST. SUITE 1725
CHICAGO, IL 60604

Execution Version

FOURTH AMENDED AND RESTATED OPERATING AGREEMENT
of
DORMAN TRADING, LLC

Miami International Holdings, Inc., a Delaware corporation, the sole member (the "LLC Member") of Dorman Trading, LLC, an Illinois limited liability company (the "Company"), pursuant to and in accordance with the Illinois Limited Liability Company Act 805 ILCS 180, et seq. (the "LLC Act"), hereby declares, effective as of October 19, 2022, the following to be the Fourth Amended and Restated Operating Agreement of the Company (the "Agreement").

RECITALS

A. The Company and the members thereof entered into that certain Third Amended and Restated Operating Agreement of the Company, dated as of July 11, 2022 (the "Original Agreement").

B. Pursuant to that certain Membership Interest Purchase Agreement, dated as of September 30, 2022 (the "Purchase Agreement"), by and among the LLC Member, the Company, Dennis D. Dorman ("Mr. Dorman") and Dorman Trading Company I, Inc. (together with Mr. Dorman, the "Sellers") on the date hereof, the LLC Member acquired all of the issued and outstanding equity interests of the Company from the Sellers in exchange for the consideration set forth in the Purchase Agreement.

C. Simultaneous with closing of the transactions contemplated by the Purchase Agreement, the LLC Member and the Company desire to amend and restate the terms of the Original Agreement for the purposes of, among other things, setting forth the provisions regarding the governance and management of the Company.

NOW, THEREFORE, in consideration of the mutual promises of the parties hereto, and other good and valuable consideration, the receipt and legal sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree that the Fourth Amended and Restated Operating Agreement of the Company shall read as follows:

Section 1. Formation. The Company was formed as a limited liability company under the LLC Act by the filing of Articles of Organization (the "Articles") with the Office of the Secretary of State of the State of Illinois on January 11, 1995. The LLC Member agrees to be bound by and comply with the provisions thereof and hereof.

Section 2. Name. The name of the limited liability company shall be "Dorman Trading, LLC".

Section 3. Definitions. Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 1-5 of the LLC Act.

Section 4. **Purpose.** The Company is formed for the purpose of engaging in any lawful business permitted by the LLC Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the power to engage in all activities and transactions which the Board of Directors of the Company (the "Board of Directors") deems necessary or advisable in connection with the foregoing.

Section 5. **Offices.** The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Board of Directors may designate from time to time.

The registered office of the Company in the State of Illinois shall be located at 141 W. Jackson Blvd, Suite 1900, Chicago, IL 60604. The name and address of the registered agent of the Company for service of process on the Company in the State of Illinois shall be Dennis D. Dorman. The Board of Directors may from time to time change the registered agent or office by an amendment to the certificate of formation of the Company.

Section 6. **LLC Member.** The LLC Member is the sole member of the Company holding 100% of the membership interests of the Company. The name and business or residence address of the LLC Member is 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540.

Section 7. **Term.** The term of the Company commenced on the date of filing of the Articles in accordance with the LLC Act and shall continue until the Company is dissolved and its affairs are wound up in accordance with Section 15 of this Agreement and a certificate of cancellation is filed in accordance with the LLC Act.

Section 8. **Management.**

(a) Board of Directors. The business and affairs of the Company shall be managed by or under the direction of a Board of Directors. Each Director is hereby designated as a "manager" within the meaning of the LLC Act. All Directors shall be elected by the LLC Member in the manner described in the Bylaws (as defined below). Each Director shall execute and deliver an instrument accepting such appointment and agreeing to be bound by all the terms and conditions of this Agreement and the Bylaws. The Directors as of the date of this Agreement are set forth on Schedule A attached hereto.

(b) Powers. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. The Board of Directors has the authority to bind the Company.

(c) Bylaws. The Company, the LLC Member and the Board of Directors hereby adopt the Bylaws of the Company in the form attached hereto as Exhibit A, as the same may be amended from time to time in accordance with the terms therein and in this Agreement (the "Bylaws"). Each member of the Board of Directors, each Officer and the LLC Member shall be subject to the express provisions of this Agreement and of the Bylaws. In case of any conflict between the provisions of this Agreement and any provisions of the Bylaws, the provisions of this Agreement shall control.

(d) Directors as Agents. To the extent of their powers set forth in this Agreement, the Directors are agents of the Company for the purpose of the Company's business, and the actions of the Directors taken in accordance with such powers set forth in this Agreement shall bind the Company. Notwithstanding the provisions of the LLC Act, except as provided in this Agreement, the Bylaws or in a resolution of the Directors, a Director may not bind the Company.

Section 9. Officers.

(a) Officers of the Company. Except as provided herein, the Board of Directors may, from time to time as it deems advisable, select natural persons who are employees or agents of the Company and designate them as officers of the Company (the "Officers") and assign titles (including, without limitation, Chief Executive Officer, Vice President, Chief Financial Officer, Chief Compliance Officer, Secretary and Treasurer) to any such person. The Board of Directors may appoint such other Officers and agents as it shall deem necessary or advisable who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors. The salaries of all Officers and agents of the Company shall be fixed by or in the manner prescribed by the Bylaws. The Officers of the Company shall hold office until their successors are chosen and qualified. Any Officer may be removed at any time, with or without cause, by the Board of Directors. Any vacancy occurring in any office of the Company shall be filled by the Board of Directors.

(b) Officers as Agents. The Officers, to the extent of their powers set forth in this Agreement, the Bylaws or otherwise vested in them by action of the Board of Directors not inconsistent with this Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the Officers taken in accordance with such powers shall bind the Company.

(c) Duties of Board and Officers. Except to the extent otherwise modified herein, each Director and Officer shall have a fiduciary duty of loyalty and care similar to that of directors and officers of business corporations organized under the General Corporation Law of the State of Delaware.

Section 10. Limited Liability. Except as otherwise expressly provided by the LLC Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise (including, without limitation, those arising as member, owner or shareholder of another company, partnership or entity), shall be the debts, obligations and liabilities solely of the Company, and neither the LLC Member nor any Director or Officer shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being an LLC Member or Director or Officer of the Company.

Section 11. Capital Contributions. The LLC Member has contributed to the Company the amounts set forth in the books and records of the Company.

Section 12. Allocations and Distributions. Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Board of Directors may determine. Distributions shall be made to (and profits and losses of the Company shall be allocated among) the LLC Member.

Section 13. Return of Capital. The LLC Member has the right to receive any distributions which include a return of all or any part of such LLC Member's capital contribution, provided that upon the dissolution and winding up of the Company, the assets of the Company shall be distributed as provided in the LLC Act.

Section 14. Books and Records. The Board of Directors shall keep or cause to be kept complete and accurate books of account and records with respect to the Company's business. The books and records of the Company shall at all times be maintained by the Board of Directors at a location within the United States. The LLC Member and its duly authorized representatives shall have the right to examine the Company books, records and documents during normal business hours. The Company, and the Board of Directors on behalf of the Company, shall not have the right to keep confidential from the LLC Member any information that the Board of Directors would otherwise be permitted to keep confidential from the LLC Member pursuant to the LLC Act. The Company's books of account shall be kept using the method of accounting determined by the LLC Member. The Company's independent auditor shall be an independent public accounting firm selected by the Board of Directors.

Section 15. Dissolution. The Company shall be dissolved and its affairs wound up upon the occurrence of an event causing a dissolution of the Company under the LLC Act, except the Company shall not be dissolved upon the occurrence of an event that terminates the continued membership of an LLC Member if (i) at the time of the occurrence of such event there are at least two LLC Members of the Company, and (ii) within ninety (90) days after the occurrence of such event, all remaining LLC Members agree in writing to continue the business of the Company and to the appointment, effective as of the date of such event, of one or more additional LLC Members. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority set forth in the LLC Act.

Section 16. Other Business. The LLC Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

Section 17. Banking Matters. The LLC Member and each Officer and any agent or employee of the Company, or other person designated by such LLC Member or Officer is hereby authorized and empowered (A) to (i) establish one or more domestic or international accounts (including but not limited to, depository, checking, disbursement, custodian, or investment accounts, and other accounts as deemed necessary or expeditious for business purposes of the Company) ("Accounts"), in the name of the Company with any bank, trust company, savings and loan institution, brokerage firm or other financial institution which said LLC Member or Officer shall from time to time designate as a depository of funds, securities or other property of the Company, for any purpose and on terms and conditions deemed appropriate by such person on behalf of the Company; and (ii) close Accounts of the Company now or hereafter established; and (B) to assign, limit or revoke any and all authority of any agent or employee of the Company, or other person designated by such LLC Member or Officer to (i) sign checks, drafts and orders for the payment of money drawn on the Company's Accounts, and all notes of the Company and all acceptances and endorsements of the Company; (ii) execute or initiate electronic fund transfers; (iii) execute or initiate foreign currency exchange transactions; (iv) execute or initiate the investment of monies; and (v) initiate requests for information for any Account of the Company.

Section 18. Exculpation and Indemnification.

(a) Neither the LLC Member nor any Officer, Director, employee or agent of the Company nor any employee, representative, agent or affiliate of the LLC Member (collectively, the "Covered Persons") shall be liable to the Company or any other Person who is bound by this LLC Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's willful misconduct.

(b) To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 18 by the Company shall be provided out of and to the extent of Company assets only, and the LLC Member shall not have personal liability on account thereof.

(c) To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 18.

(d) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets from which distributions to the LLC Member might properly be paid.

(e) To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this LLC Agreement shall not be liable to the Company or to any other Covered Person who is bound by this LLC Agreement for its good faith reliance on the provisions of this LLC Agreement or any approval or authorization granted by the Company or any other Covered Person.

(f) The foregoing provisions of this Section 18 shall survive any termination of this LLC Agreement and are in addition to any indemnification of Covered Persons provided by any agreement between the Company and a Covered Person, the Bylaws, by statute, or otherwise.

Section 19. Membership Units. Each member's limited liability company interest in the Company shall be represented by units of membership interest (each, a "Unit"). The Company shall have one (1) authorized type of Unit, consisting of an unlimited number of Class A Units (the "Class A Units"). As of the date hereof, 100 Class A Units are issued and outstanding, all of which are held by the LLC Member.

Section 20. Assignments. The LLC Member may assign, in whole or in part, its Units in the Company, subject to any rule filings as maybe required by law. The assignment of such Units shall entitle the assignee to exercise the rights of the LLC Member of the Company under this Agreement and to enjoy all of the benefits of the Units.

Section 21. Amendments. This Agreement may be modified, altered, supplemented or amended by a resolution adopted by the Board of Directors and a written agreement executed and delivered by the LLC Member.

Section 22. Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of Illinois, without regard to conflict of law rules.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of October 19, 2022.

MIAMI INTERNATIONAL HOLDINGS, INC.

DocuSigned by:
By: Thomas P. Gallagher
11BB3B202B4E431...

Thomas P. Gallagher
Chairman and Chief Executive Officer

[*Signature page to Fourth A&R LLC Agreement of Dorman Trading, LLC*]

SCHEDULE A

Directors as of October 19, 2022

Name

Thomas P. Gallagher
Brian Duggan
Robert D. Prunetti

EXHIBIT A

BYLAWS OF DORMAN TRADING, LLC

BYLAWS OF
DORMAN TRADING, LLC

ARTICLE I

Offices

1.1 Offices. The address of the registered office of Dorman Trading, LLC in the State of Illinois shall be 141 W. Jackson Blvd, Suite 1900, Chicago, IL 60604. The company may have other offices, both within and without the State of Illinois, as the Board of Directors from time to time shall determine or the business of the company may require.

1.2 Books and Records. Any records administered by or on behalf of the company in the regular course of its business, including its membership ledger, books of account, and minute books, may be maintained on any information storage device, method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases); provided that the records so kept can be converted into clearly legible paper form within a reasonable time, and, with respect to the membership ledger, the records so kept comply with the Illinois Limited Liability Company Act. The company shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

ARTICLE II

THE LLC MEMBER

2.1 The Sole LLC Member. The "LLC Member" shall mean any person who maintains a direct ownership interest in the company. The sole LLC Member of the company shall be Miami International Holdings, Inc.

2.2 Annual Meeting; Election of Directors and Other Matters. The annual meeting of the LLC Member shall be held at such place and time as determined by the Board of Directors for the purpose of electing Directors, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting.

2.3 Special Meetings. Special meetings of the LLC Member, for any purpose or purposes, may be called by the Chairman of the Board of Directors, the Board of Directors, the Chief Executive Officer or the President, and shall be called by the Secretary at the request in writing of the LLC Member. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of the LLC Member shall be limited to the purpose(s) stated in the notice of the meeting.

2.4 Action in Lieu of Meeting. Any action upon which a vote of the LLC Member is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the LLC Member.

ARTICLE III

BOARD OF DIRECTORS

3.1 General Powers. The business and affairs of the company shall be managed by or under the direction of a Board of Directors, who may exercise all of the powers of the company except as otherwise provided by law or the Articles of Organization. In the event of a vacancy in the Board of Directors, the remaining directors, except as otherwise provided by law, may exercise the powers of the full Board of Directors until the vacancy is filled.

3.2 Number and Term of Office. The number of directors shall initially be three (3) and thereafter shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption). All directors shall hold office until the expiration of the term for which elected and until their respective successors are elected, except in the case of the death, resignation or removal of any director.

3.3 Vacancies and Newly Created Directorships. Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification or other cause (other than removal from office by a vote of the LLC Member) may be filled only by a majority vote of the directors then in office, though less than a quorum, or by the sole remaining director, and directors so chosen shall hold office for a term expiring at the next annual meeting of the LLC Member. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

3.4 Resignation. Any director may resign by delivering notice in writing or by electronic transmission to the Chief Executive Officer, Chairman of the Board or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

3.5 Removal. Any director, or the entire Board of Directors, may be removed from office at any time, with or without cause, by the LLC Member. Vacancies in the Board of Directors resulting from such removal may be filled by a majority of the directors then in office, though less than a quorum, by the sole remaining director, or by the LLC Member at the next annual meeting or at a special meeting called in accordance with Section 2.3 above. Directors so chosen shall hold office until the next annual meeting of the LLC Member.

3.6 Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and place, either within or without the State of Illinois, as shall be determined from time to time by the Board of Directors; provided that any director who is absent when such a determination is made shall be given notice of the determination. A regular meeting of the Board of Directors may be held without notice immediately after and at the same place as the annual meeting of the LLC Member.

3.7 Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board, the Chief Executive Officer or the Secretary and may be held at any time and place, within or without the State of Illinois.

3.8 Notice of Special Meetings. Notice of any special meeting of directors shall be given to each director by the Secretary or by the officer calling the meeting. Notice shall be duly given to each director by (i) giving notice to such director in person or by telephone, electronic transmission or voice message system at least 24 hours in advance of the meeting, (ii) sending a facsimile, or delivering written notice by hand, to his last known business or home address at least 24 hours in advance of the meeting, or (iii) mailing written notice to his last known business or home address at least three days in advance of the meeting. A notice or waiver of notice of a meeting of the Board of Directors need not specify the purposes of the meeting. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

3.9 Participation in Meetings by Telephone Conference Calls or Other Methods of Communication. Directors or any members of any committee designated by the directors may participate in a meeting of the Board of Directors or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.

3.10 Quorum. A majority of the total number of directors then in office shall constitute a quorum at any meeting of the Board of Directors; provided that in the event that less than a majority of the total authorized directors are then serving, then a majority of the directors then serving, shall constitute a quorum. In the event one or more of the directors shall be disqualified to vote at any meeting, then the required quorum shall be reduced by one for each such director so disqualified; provided, however, that in no case shall less than 1/3 of the number of all authorized directors so fixed constitute a quorum. In the absence of a quorum at any such meeting, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present. Interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or at a meeting of a committee which authorizes a particular contract or transaction.

3.11 Action at Meeting. At any meeting of the Board of Directors at which a quorum is present, the vote of a majority of those present shall be sufficient to take any action, unless a different vote is specified by law, the Articles of Organization, the Operating Agreement or these Bylaws.

3.12 Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee of the Board of Directors may be taken without a meeting if all members of the Board or committee, as the case may be, consent to the action in writing or by electronic transmission, and the writings or electronic transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

3.13 Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the company, with such lawfully delegated powers and duties as it therefor confers, to serve at the pleasure of the Board of Directors. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members of the committee present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors and subject to the provisions of the Illinois Limited Liability Company Act, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the company and may authorize the seal of the company to be affixed to all papers which may require it. Each such committee shall keep minutes and make such reports as the Board of Directors may from time to time request. Except as the Board of Directors may otherwise determine, any committee may make rules for the conduct of its business, but unless otherwise provided by such rules, its business shall be conducted as nearly as possible in the same manner as is provided in these Bylaws for the Board of Directors.

3.14 Compensation of Directors. Directors may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Board of Directors may from time to time determine. No such payment shall preclude any director from serving the company or any of its parent or subsidiary companies in any other capacity and receiving compensation for such service.

3.15 Nomination of Director Candidates. Nominations for the election of Directors may be made by (i) the Board of Directors or a duly authorized committee thereof or (ii) the LLC Member.

ARTICLE IV

Officers

4.1 Enumeration. The officers of the company shall consist of a Chief Executive Officer, a Chief Financial Officer, a Secretary and such other officers with such other titles as the Board of Directors shall determine, including, at the discretion of the Board of Directors, a Chairman of the Board. The Board of Directors may appoint such other officers as it may deem appropriate.

4.2 Election. Officers shall be elected annually by the Board of Directors at its first meeting following the annual meeting of the LLC Member. Officers may be appointed by the Board of Directors at any other meeting.

4.3 Qualification. No officer need be a member of the company. Any two or more offices may be held by the same person.

4.4 Tenure. Except as otherwise provided by law, by the Articles of Organization, the Operating Agreement, or by these Bylaws, each officer shall hold office until his successor is elected and qualified, unless a different term is specified in the vote appointing him, or until his earlier death, resignation or removal.

4.5 Resignation and Removal. Any officer may resign by delivering his written resignation to the company at its principal office or to the Chief Executive Officer or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event. Any officer elected by the Board of Directors may be removed at any time, with or without cause, by the Board of Directors.

4.6 Chairman of the Board. The Board of Directors may appoint a Chairman of the Board. If the Board of Directors appoints a Chairman of the Board, he or she shall perform such duties and possess such powers as are assigned to him by the Board of Directors. Unless otherwise provided by the Board of Directors, if the Chairman of the Board is a director, he or she shall preside at all meetings of the Board of Directors.

4.7 Chief Executive Officer. The Chief Executive Officer shall, subject to the direction of the Board of Directors, have responsibility for the general management of the business and affairs of the company and shall perform all duties and have all powers which are commonly incident to the office of Chief Executive Officer, or which are delegated to him or her by the Board of Directors. Unless otherwise provided by the Board of Directors, the Chief Executive Officer, if he or she is a director, shall preside at all meetings of the Board of Directors. The Chief Executive Officer shall ensure that all orders and resolutions of the Board of Directors are carried into effect. He or she shall have power to sign contracts and other instruments of the company which are authorized and shall have general supervision and direction of all of the other officers, employees and agents of the company other than the Chairman of the Board. The Chief Executive Officer shall perform such other duties and shall have such other powers as the Board of Directors may from time to time prescribe.

4.8 Secretary. The Secretary shall perform such duties and shall have such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. In addition, the Secretary shall perform such duties and have such powers as are incident to the office of the Secretary, including, without limitation, the duty and power to give notices of all meetings of the LLC Member and special meetings of the Board of Directors, to keep a record of the proceedings of all meetings of the LLC Member and the Board of Directors, to maintain a membership ledger and prepare lists of members and their addresses as required, to be custodian of corporate records and the company seal and to affix and attest to the same on documents.

4.9 Chief Financial Officer. The Chief Financial Officer shall perform such duties and have such powers as are incident to the office of the Chief Financial Officer, including without limitation, the duty and power to keep and be responsible for all funds and securities of the company, to maintain the financial records of the company, to deposit funds of the company in depositories as authorized, to disburse such funds as authorized, to make proper accounts of such funds, and to render as required by the Board of Directors accounts of all such transactions and of the financial condition of the company.

4.10 Salaries. Officers of the company shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board of Directors.

4.11 Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

ARTICLE V

General Provisions

5.1 Fiscal Year. The fiscal year of the company shall be as fixed by the Board of Directors.

5.2 Company Seal. The company seal, if any, shall be in such form as shall be approved by the Board of Directors.

5.3 Waiver of Notice. Whenever any notice whatsoever is required to be given by law, by the Articles of Organization or by these Bylaws, a waiver of such notice either in writing signed by the person entitled to such notice or such person's duly authorized attorney, or by electronic transmission or any other method permitted under the Illinois Limited Liability Company Act, whether before, at or after the time stated in such waiver, or the appearance of such person or persons at such meeting in person or by proxy, shall be deemed equivalent to such notice.

5.4 Actions with Respect to Securities of Other Corporations. Except as the Board of Directors may otherwise designate, the Chief Executive Officer or any officer of the company authorized by the Chief Executive Officer shall have the power to vote and otherwise act on behalf of the company, in person or proxy, and may waive notice of, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact to this company (with or without power of substitution) at any meeting of stockholders or shareholders (or with respect to any action of stockholders) of any other corporation or organization, the securities of which may be held by this company and otherwise to exercise any and all rights and powers which this company may possess by reason of this company's ownership of securities in such other corporation or other organization.

5.5 Evidence of Authority. A certificate by the Secretary as to any action taken by the LLC Member, directors, a committee or any officer or representative of the company shall as to all persons who rely on the certificate in good faith be conclusive evidence of such action.

5.6 Articles of Organization. All references in these Bylaws to the Articles of Organization shall be deemed to refer to the Articles of Organization of the company as amended and in effect from time to time.

5.7 Operating Agreement. All references in these Bylaws to the Operating Agreement shall be deemed to refer to the Limited Liability Company Agreement of the company as amended and in effect from time to time. In the event of any inconsistency between the Operating Agreement and these By-Laws, the provision of the Operating Agreement shall control.

5.8 Severability. Any determination that any provision of these Bylaws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these Bylaws.

5.9 Pronouns. All pronouns used in these Bylaws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

5.10 Notices. Except as otherwise specifically provided herein or required by law, all notices required to be given to the LLC Member, or any director, officer, employee or agent shall be in writing and may in every instance be effectively given by hand delivery to the recipient thereof, by depositing such notice in the mails, postage paid, or by sending such notice by facsimile or other electronic transmission in the manner provided in the Illinois Limited Liability Company Act, or by commercial courier service. Any such notice shall be addressed to such LLC Member, director, officer, employee or agent at his or her last known address as the same appears on the books of the company. The time when such notice shall be deemed to be given shall be the time such notice is received by such LLC Member, director, officer, employee or agent, or by any person accepting such notice on behalf of such person, if delivered by hand, facsimile, other electronic transmission or commercial courier service, or the time such notice is dispatched, if delivered through the mails.

5.11 Reliance Upon Books, Reports and Records. Each director, each member of any committee designated by the Board of Directors, and each officer of the company shall, in the performance of his duties, be fully protected in relying in good faith upon the books of account or other records of the company, including reports made to the company by any of its officers, by an independent certified public accountant, or by an appraiser selected with reasonable care.

5.12 Time Periods. In applying any provision of these Bylaws which require that an act be done or not done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

5.13 Facsimile Signatures and Electronic Transmission. In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these Bylaws, facsimile signatures or signature by electronic transmission (such as DocuSign) of any officer or director of the company may be used whenever and as authorized by the Board of Directors or a committee thereof.

ARTICLE VI

Amendments

6.1 By LLC Member and Board of Directors. Except as is otherwise set forth in these Bylaws, these Bylaws may be altered, amended, or repealed, or new Bylaws may be adopted, (i) by the written consent of the LLC Member, or (ii) at any regular or special meeting of the Board of Directors by a resolution adopted by the Board of Directors.

ARTICLE VII

Indemnification of Directors and Officers

7.1 Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (each a “proceeding”), by reason of the fact that he or she or a person of whom he or she is the legal representative, is or was a director or officer of the company or is or was serving at the request of the company as a director or officer of another corporation, or as a controlling person of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director or officer, or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the company to the fullest extent authorized by the Illinois Limited Liability Company Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the company to provide broader indemnification rights than said Act permitted the company to provide prior to such amendment) against all expenses, liability and loss reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided in Section 7.2 of this Article VII, the company shall indemnify any such person seeking indemnity in connection with a proceeding (or part thereof) initiated by such person only if (a) such indemnification is expressly required to be made by law, (b) the proceeding (or part thereof) was authorized by the Board of Directors of the company, (c) such indemnification is provided by the company, in its sole discretion, pursuant to the powers vested in the company under the Illinois Limited Liability Company Act, or (d) the proceeding (or part thereof) is brought to establish or enforce a right to indemnification under an indemnity agreement or any other statute or law or otherwise as required under the Illinois Limited Liability Company Act. The rights hereunder shall be contract rights and shall include the right to be paid expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, unless the Illinois Limited Liability Company Act then so prohibits, the payment of such expenses incurred by a director or officer of the company in his or her capacity as a director or officer (and not in any other capacity in which service was or is tendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of such proceeding, shall be made only upon delivery to the company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it should be determined ultimately that such director or officer is not entitled to be indemnified under this Section or otherwise.

7.2 Right of Claimant to Bring Suit. If a claim under Section 7.1 is not paid in full by the company within 90 days after a written claim has been received by the company, the claimant may at any time thereafter bring suit against the company to recover the unpaid amount of the claim and, if such suit is not frivolous or brought in bad faith, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any, has been tendered to this company) that the claimant has not met the standards of conduct which make it permissible under the Illinois Limited Liability Company Act for the company to indemnify the claimant for the amount claimed. Neither the failure of the company (including its Board of Directors, independent legal counsel, or the LLC Member) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Illinois Limited Liability Company Act, nor an actual determination by the company (including its Board of Directors, independent legal counsel or the LLC Member) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

7.3 Indemnification of Employees and Agents. The company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and to the advancement of related expenses, to any employee or agent of the company to the fullest extent of the provisions of this Article VII with respect to the indemnification of and advancement of expenses to directors and officers of the company.

7.4 Non-Exclusivity of Rights. The rights conferred on any person in Sections 7.1 and 7.2 shall not be exclusive of any other right which such persons may have or hereafter acquire under any statute, provision of the Articles of Organization, bylaw, Operating Agreement, vote of the LLC Member or disinterested directors or otherwise.

7.5 Indemnification Contracts. The Board of Directors is authorized to enter into a contract with any director, officer, employee or agent of the company, or any person serving at the request of the company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing for indemnification rights equivalent to or, if the Board of Directors so determines, greater than, those provided for in this Article VII.

7.6 Insurance. The company may maintain insurance to the extent reasonably available, at its expense, to protect itself and any such director, officer, employee or agent of the company or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the company would have the power to indemnify such person against such expense, liability or loss under the Illinois Limited Liability Company Act.

7.7 Effect of Amendment. Any amendment, repeal or modification of any provision of this Article VII by the LLC Member and the directors of the company shall not adversely affect any right or protection of a director or officer of the company existing at the time of such amendment, repeal or modification.

CERTIFICATE OF FORMATION

OF

M 7 HOLDINGS, LLC

THIS IS TO CERTIFY that there is hereby formed a limited liability company under and by virtue of the Delaware Limited Liability Company Act (the "Act") (6 Del. C. §18-101, et seq.).

1. The name of the limited liability company is **M 7 Holdings, LLC** (the "Company").

2. The address of the registered office of the Company in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle 19801, and the name of the registered agent at such address for service of process is The Corporation Trust Company.

3. This Certificate shall be effective upon filing.

4. The duration of this limited liability company will be perpetual.

IN WITNESS WHEREOF, the undersigned, an authorized person, has signed this certificate this 15th day of November, 2022.

Barbara J. Comly

BARBARA COMLY
7 Roszel Road, Suite 1A
Princeton, NJ 08540

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:17 AM 11/15/2022
FILED 11:17 AM 11/15/2022
SR 20224019329 - File Number 7138075

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF M 7 HOLDINGS, LLC

The undersigned is executing this Amended and Restated Limited Liability Company Agreement (the "Agreement") as of June 4, 2024 for the purpose of forming a limited liability company (the "Company") pursuant to the provisions of the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et seq., as amended from time to time (the "Act"), and does hereby agree as follows:

1. **Formation.** A certificate of formation of the Company (the "Certificate") was executed and filed with the Office of the Secretary of State of the State of Delaware on November 15, 2022.

2. **Name.** The name of the limited liability company shall be **"M 7 Holdings, LLC**", or such other name as the Member may from time to time hereafter designate.

3. **Definitions.** Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 18-101 of the Act.

4. **Purpose.** The Company is formed for the purpose of engaging in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the power to engage in all activities and transactions which the Member deems necessary or advisable in connection with the foregoing.

5. **Offices.** The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Member may designate from time to time.

The registered office of the Company in the State of Delaware shall be located at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801.

6. **Member.** MIAX Futures Holdco, LLC is the sole member of the Company (the "Member") holding 100% of the membership interests of the Company. The LLC Member acquired 100% of the membership interests from Miami International Holdings, Inc., the parent company of the LLC Member. The mailing address of the Member is 7 Roszel Road, Suite 1A, Princeton, NJ 08504.

7. **Term.** The term of the Company shall commence on the date of filing of the certificate of formation of the Company in accordance with the Act and shall continue until the

Company is dissolved and its affairs are wound up in accordance with Section 17 of this Agreement and a certificate of cancellation is filed in accordance with the Act.

8. **Board of Directors; Delegation of Authority and Duties.**

(a) Member and Board of Directors. The Member, acting through the Board (defined below), shall manage and control the business and affairs of the Company, and shall possess all rights and powers as provided in the Act and otherwise by law. Except as otherwise expressly provided for herein, the Member hereby consents to the exercise by the Board of all such powers and rights conferred on them by the Act with respect to the management and control of the Company. Notwithstanding the foregoing and except as explicitly set forth in this Agreement, if a vote, consent or approval of the Member is required by the Act or other applicable law with respect to any act to be taken by the Company or matter considered by the Board, the Member agrees that it shall be deemed to have consented to or approved such act or voted on such matter in accordance with a vote of the Board on such act or matter.

(b) Delegation by Board. The Board shall have the power and authority to delegate to one or more other persons the Board's rights and powers to manage and control the business and affairs of the Company, including to delegate to agents and employees of the Member, a Director (as defined below) or the Company (including Officers), and to delegate by a management agreement or another agreement with, or otherwise to, other persons. The Board may authorize any person (including, without limitation, the Member or any Officer or Director) to enter into and perform under any document on behalf of the Company.

(c) Committees. The Board may, from time to time, designate one or more committees, each of which shall be comprised of at least two Directors. Any such committee, to the extent provided in the enabling resolution and until dissolved by the Board, shall have and may exercise any or all of the authority of the Board. At every meeting of any such committee, the presence of a majority of all the representatives thereof shall constitute a quorum, and the affirmative vote of a majority of the representatives present shall be necessary for the adoption of any resolution. The Board may dissolve any committee at any time, unless otherwise provided in this Agreement.

9. **Establishment of Board of Directors.**

(a) Directors. There shall be established a Board of Directors (the "Board") composed of not less than (1) and no more than twenty-one (21) persons as determined from time to time by the Member ("Directors"), each of whom shall be elected by the Member. Any Director may be removed from the Board at any time by the Member. Each Director shall remain in office until his or her death, resignation or removal. In the event of death, resignation or removal of a Director, the party or parties, as applicable, which appointed such Director shall fill the vacancy created. Notwithstanding anything in this Agreement to the contrary, Directors shall not be deemed to be "members" or "managers" (as such terms are defined in the Act) of the Company.

(b) No Individual Authority. No Director has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any

expenditures or incur any obligations on behalf of the Company or authorize any of the foregoing, other than acts that are authorized by the Board.

(c) Chairman. The Board shall designate a Director to serve as chairman. The chairman shall, unless a majority of Directors present determine otherwise, preside at all meetings of the Board. If the chairman is absent at any meeting of the Board, a majority of the Directors present shall designate another Director to serve as interim chairman for that meeting.

10. **Officers**. The Member may, from time to time as it deems advisable, designate natural persons as officers of the Company (the "Officers") or successor Officers of the Company and assign titles to any such person. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any delegation pursuant to this Section 8 may be revoked at any time by the Member. An Officer may be removed with or without cause at any time by the Member.

11. **Advisory Board**. The Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Board.

12. **Capital Contributions**. The Member shall make capital contributions to the Company from time to time, which amounts shall be set forth in the books and records of the Company.

13. **Transfers of Member Interest**. The Member may sell, assign, pledge or otherwise transfer or encumber (collectively, a "Transfer") any of its Limited Liability Company Interest in the Company to any Person so long as such Transfer is in writing.

14. **Resignation**. The Member shall have the right to resign from the Company so long as such resignation is in writing. The provisions hereof with respect to distributions upon resignation are exclusive and no Member shall be entitled to claim any further or different distribution upon resignation under Section 18-604 of the Act or otherwise.

15. **Allocations and Distributions**. Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Member may determine. Distributions shall be made to (and profits and losses of the Company shall be allocated among) the Member.

16. **Return of Capital**. The Member has the right to receive any distributions which include a return of all or any part of such Member's capital contribution, provided that upon the dissolution and winding up of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the Act.

17. **Dissolution**. The Company shall be dissolved and its affairs wound up upon the occurrence of an event causing a dissolution of the Company under Section 18-801 of the Act, except the Company shall not be dissolved upon the occurrence of an event that terminates the

continued membership of a Member if (i) at the time of the occurrence of such event there are at least two Members of the Company, or (ii) within ninety (90) days after the occurrence of such event, all remaining Members agree in writing to continue the business of the Company and to the appointment, effective as of the date of such event, of one or more additional Members. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority set forth in Section 18-804 of the Act.

18. **Amendments**. This Agreement may be amended only upon the written consent of the Member.

19. **Other Business**. The Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

20. **Limited Liability**. The Member shall not have any liability for the debts, obligations or liabilities of the Company except to the extent provided by the Act.

21. **Exculpation; Indemnification**. Neither the Member, the Officers nor any of their respective affiliates or agents (collectively, "Covered Persons") shall be liable to the Company or any other person or entity who has an interest in the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement. To the fullest extent permitted by applicable law, each Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement; provided, however, that any indemnity under this Section 21 shall be provided out of and to the extent of Company assets only, and neither the Member nor the Officer, as applicable, nor any other Covered Person, shall have personal liability on account thereof.

22. **Banking Matters**. The Member and each Officer and any agent or employee of the Company, or other person designated by such Member or Officer is hereby authorized and empowered (A) to (i) establish one or more domestic or international accounts (including but not limited to, depository, checking, disbursement, custodian, or investment accounts, and other accounts as deemed necessary or expeditious for business purposes of the Company) ("Accounts"), in the name of the Company with any bank, trust company, savings and loan institution, brokerage firm or other financial institution which said Member or Officer shall from time to time designate as a depository of funds, securities or other property of the Company, for any purpose and on terms and conditions deemed appropriate by such person on behalf of the Company; and (ii) close Accounts of the Company now or hereafter established; and (B) to assign, limit or revoke any and all authority of any agent or employee of the Company, or other person designated by such

Member or Officer to (i) sign checks, drafts and orders for the payment of money drawn on the Company's Accounts, and all notes of the Company and all acceptances and endorsements of the Company; (ii) execute or initiate electronic fund transfers; (iii) execute or initiate foreign currency exchange transactions; (iv) execute or initiate the investment of monies; and (v) initiate requests for information for any Account of the Company.

24. **Amendment**. This Agreement may only be amended by a writing duly signed by the Member.

25. **Governing Law**. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, without regard to conflict of law rules.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the date first written above.

MIAX FUTURES HOLDCO, LLC

DocuSigned by:

By: Lance Emmons
74009625E706452...

Lance Emmons
EVP & Chief Financial Officer

AMENDED AND RESTATED
BY-LAWS
OF
M 7 HOLDINGS, LLC

ARTICLE I
Offices

1.1 Offices. The address of the registered office of M 7 Holdings, LLC in the State of Delaware shall be 1209 Orange Street, Wilmington, Delaware 19801. The company may have other offices, both within and without the State of Delaware, as the Board of Directors from time to time shall determine or the business of the company may require.

1.2 Books and Records. Any records administered by or on behalf of the company in the regular course of its business, including its membership ledger, books of account, and minute books, may be maintained on any information storage device, method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases); provided that the records so kept can be converted into clearly legible paper form within a reasonable time, and, with respect to the membership ledger, the records so kept comply with the Delaware Limited Liability Company Act. The company shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

ARTICLE II
The LLC Member

2.1 The Sole LLC Member. The "LLC Member" shall mean any person who maintains a direct ownership interest in the company. The sole LLC Member of the company shall be MIAX Futures Holdco, LLC.

2.2 Annual Meeting; Election of Directors and Other Matters. The annual meeting of the LLC Member shall be held at such place and time as determined by the Board of Directors for the purpose of electing Directors, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting.

2.3 Special Meetings. Special meetings of the LLC Member, for any purpose or purposes, may be called by the Chairman of the Board of Directors, the Board of Directors, the Chief Executive Officer or the President, and shall be called by the Secretary at the request in writing of the LLC Member. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of the LLC Member shall be limited to the purpose(s) stated in the notice of the meeting.

2.4 Action in Lieu of Meeting. Any action upon which a vote of the LLC Member is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the LLC Member.

ARTICLE III
Board of Directors

3.1 General Powers. The business and affairs of the company shall be managed by or under the direction of a Board of Directors, who may exercise all of the powers of the company except as otherwise provided by law or the Certificate of Formation. In the event of a vacancy in the Board of Directors, the remaining directors, except as otherwise provided by law, may exercise the powers of the full Board of Directors until the vacancy is filled.

3.2 Number and Term of Office. The number of directors shall initially be one (1) and thereafter shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption). All directors shall hold office until the expiration of the term for which elected and until their respective successors are elected, except in the case of the death, resignation or removal of any director.

3.3 Vacancies and Newly Created Directorships. Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification or other cause (other than removal from office by a vote of the LLC Member) may be filled only by a majority vote of the directors then in office, though less than a quorum, or by the sole remaining director, and directors so chosen shall hold office for a term expiring at the next annual meeting of the LLC Member. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

3.4 Resignation. Any director may resign by delivering notice in writing or by electronic transmission to the Chief Executive Officer, Chairman of the Board or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

3.5 Removal. Any director, or the entire Board of Directors, may be removed from office at any time, with or without cause, by the LLC Member. Vacancies in the Board of Directors resulting from such removal may be filled by a majority of the directors then in office, though less than a quorum, by the sole remaining director, or by the LLC Member at the next annual meeting or at a special meeting called in accordance with Section 2.3 above. Directors so chosen shall hold office until the next annual meeting of the LLC Member.

3.6 Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and place, either within or without the State of Delaware, as shall be determined from time to time by the Board of Directors; provided that any director who is absent when such a determination is made shall be given notice of the determination. A regular meeting of the Board of Directors may be held without notice immediately after and at the same place as the annual meeting of the LLC Member.

3.7 Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board, the Chief Executive Officer, the Secretary or any director and may be held at any time and place, within or without the State of Delaware.

3.8 Notice of Special Meetings. Notice of any special meeting of directors shall be given to each director by the Secretary or by the officer or one of the directors calling the meeting. Notice shall be duly given to each director by (i) giving notice to such director in person or by telephone, electronic transmission or voice message system at least 24 hours in advance of the meeting, (ii) sending a facsimile, or delivering written notice by hand, to his last known business or home address at least 24 hours in advance of the meeting, or (iii) mailing written notice to his last known business or home address at least three days in advance of the meeting. A notice or waiver of notice of a meeting of the Board of Directors need not specify the purposes of the meeting. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

3.9 Participation in Meetings by Telephone Conference Calls or Other Methods of Communication. Directors or any members of any committee designated by the directors may participate in a meeting of the Board of Directors or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.

3.10 Quorum. A majority of the total number of directors then in office shall constitute a quorum at any meeting of the Board of Directors; provided that in the event that less than a majority of the total authorized directors are then serving, then a majority of the directors then serving, shall constitute a quorum. In the event one or more of the directors shall be disqualified to vote at any meeting, then the required quorum shall be reduced by one for each such director so disqualified; provided, however, that in no case shall less than 1/3 of the number of all authorized directors so fixed constitute a quorum. In the absence of a quorum at any such meeting, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present. Interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or at a meeting of a committee which authorizes a particular contract or transaction.

3.11 Action at Meeting. At any meeting of the Board of Directors at which a quorum is present, the vote of a majority of those present shall be sufficient to take any action, unless a different vote is specified by law, the Certificate of Formation, the LLC Agreement or these By-Laws.

3.12 Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee of the Board of Directors may be taken without a meeting if all members of the Board or committee, as the case may be, consent to the action in writing or by electronic transmission, and the writings or electronic transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

3.13 Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the company, with such lawfully delegated powers and duties as it therefor confers, to serve at the pleasure of the Board of Directors. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members of the committee present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors and subject to the provisions of the Delaware Limited Liability Company Act, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the company and may authorize the seal of the company to be affixed to all papers which may require it. Each such committee shall keep minutes and make such reports as the Board of Directors may from time to time request. Except as the Board of Directors may otherwise determine, any committee may make rules for the conduct of its business, but unless otherwise provided by such rules, its business shall be conducted as nearly as possible in the same manner as is provided in these By-Laws for the Board of Directors.

3.14 Compensation of Directors. Directors may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Board of Directors may from time to time determine. No such payment shall preclude any director from serving the company or any of its parent or subsidiary companies in any other capacity and receiving compensation for such service.

3.15 Nomination of Director Candidates. Nominations for the election of Directors may be made by (i) the Board of Directors or a duly authorized committee thereof or (ii) the LLC Member.

ARTICLE IV
Officers

4.1 Enumeration. The officers of the company shall consist of a Chief Executive Officer, a Chief Financial Officer, a Secretary and such other officers with such other titles as the Board of Directors shall determine, including, at the discretion of the Board of Directors, a Chairman of the Board. The Board of Directors may appoint such other officers as it may deem appropriate.

4.2 Election. Officers shall be elected annually by the Board of Directors at its first meeting following the annual meeting of the LLC Member. Officers may be appointed by the Board of Directors at any other meeting.

4.3 Qualification. No officer need be a member of the company. Any two or more offices may be held by the same person.

4.4 Tenure. Except as otherwise provided by law, by the Certificate of Formation, the LLC Agreement, or by these By-Laws, each officer shall hold office until his successor is elected and qualified, unless a different term is specified in the vote appointing him, or until his earlier death, resignation or removal.

4.5 Resignation and Removal. Any officer may resign by delivering his written resignation to the company at its principal office or to the Chief Executive Officer or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event. Any officer elected by the Board of Directors may be removed at any time, with or without cause, by the Board of Directors.

4.6 Chairman of the Board. The Board of Directors may appoint a Chairman of the Board. If the Board of Directors appoints a Chairman of the Board, he or she shall perform such duties and possess such powers as are assigned to him by the Board of Directors. Unless otherwise provided by the Board of Directors, if the Chairman of the Board is a director, he or she shall preside at all meetings of the Board of Directors.

4.7 Chief Executive Officer. The Chief Executive Officer shall, subject to the direction of the Board of Directors, have responsibility for the general management of the business and affairs of the company and shall perform all duties and have all powers which are commonly incident to the office of Chief Executive Officer, or which are delegated to him or her by the Board of Directors. Unless otherwise provided by the Board of Directors, the Chief Executive Officer, if he or she is a director, shall preside at all meetings of the Board of Directors. The Chief Executive Officer shall ensure that all orders and resolutions of the Board of Directors are carried into effect. He or she shall have power to sign contracts and other instruments of the company which are authorized and shall have general supervision and direction of all of the other officers, employees and agents of the company other than the Chairman of the Board. The Chief Executive Officer shall perform such other duties and shall have such other powers as the Board of Directors may from time to time prescribe.

4.8 Secretary. The Secretary shall perform such duties and shall have such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. In addition, the Secretary shall perform such duties and have such powers as are incident to the office of the Secretary, including, without limitation, the duty and power to give notices of all meetings of the LLC Member and special meetings of the Board of Directors, to keep a record of the proceedings of all meetings of the LLC Member and the Board of Directors, to maintain a membership ledger and prepare lists of members and their addresses as required, to be custodian of corporate records and the company seal and to affix and attest to the same on documents.

4.9 Chief Financial Officer. The Chief Financial Officer shall perform such duties and have such powers as are incident to the office of the Chief Financial Officer, including without limitation, the duty and power to keep and be responsible for all funds and securities of the company, to maintain the financial records of the company, to deposit funds of the company in depositories as authorized, to disburse such funds as authorized, to make proper accounts of such funds, and to render as required by the Board of Directors accounts of all such transactions and of the financial condition of the company.

4.10 Salaries. Officers of the company shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board of Directors.

4.11 Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

ARTICLE V
General Provisions

5.1 Fiscal Year. The fiscal year of the company shall be as fixed by the Board of Directors.

5.2 Company Seal. The company seal, if any, shall be in such form as shall be approved by the Board of Directors.

5.3 Waiver of Notice. Whenever any notice whatsoever is required to be given by law, by the Certificate of Formation or by these By-Laws, a waiver of such notice either in writing signed by the person entitled to such notice or such person's duly authorized attorney, or by electronic transmission or any other method permitted under the Delaware Limited Liability Company Act, whether before, at or after the time stated in such waiver, or the appearance of such person or persons at such meeting in person or by proxy, shall be deemed equivalent to such notice.

5.4 Actions with Respect to Securities of Other Corporations. Except as the Board of Directors may otherwise designate, the Chief Executive Officer or any officer of the company authorized by the Chief Executive Officer shall have the power to vote and otherwise act on behalf of the company, in person or proxy, and may waive notice of, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact to this company (with or without power of substitution) at any meeting of stockholders or shareholders (or with respect to any action of stockholders) of any other corporation or organization, the securities of which may be held by this company and otherwise to exercise any and all rights and powers which this company may possess by reason of this company's ownership of securities in such other corporation or other organization.

5.5 Evidence of Authority. A certificate by the Secretary as to any action taken by the LLC Member, directors, a committee or any officer or representative of the company shall as to all persons who rely on the certificate in good faith be conclusive evidence of such action.

5.6 Certificate of Formation. All references in these By-Laws to the Certificate of Formation shall be deemed to refer to the Certificate of Formation of the company as amended and in effect from time to time.

5.7 LLC Agreement. All references in these By-Laws to the LLC Agreement shall be deemed to refer to the Limited Liability Company Agreement of the company as amended and in effect from time to time. In the event of any inconsistency between the LLC Agreement and these By-Laws, the provision of the LLC Agreement shall control.

5.8 Severability. Any determination that any provision of these By-Laws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these By-Laws.

5.9 Pronouns. All pronouns used in these By-Laws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

5.10 Notices. Except as otherwise specifically provided herein or required by law, all notices required to be given to the LLC Member, or any director, officer, employee or agent shall be in writing and may in every instance be effectively given by hand delivery to the recipient thereof, by depositing such notice in the mails, postage paid, or by sending such notice by facsimile or other electronic transmission in the manner provided in the Delaware Limited Liability Company Act, or by commercial courier service. Any such notice shall be addressed to such LLC Member, director, officer, employee or agent at his or her last known address as the same appears on the books of the company. The time when such notice shall be deemed to be given shall be the time such notice is received by such LLC Member, director, officer, employee or agent, or by any person accepting such notice on behalf of such person, if delivered by hand, facsimile, other electronic transmission or commercial courier service, or the time such notice is dispatched, if delivered through the mails.

5.11 Reliance Upon Books, Reports and Records. Each director, each member of any committee designated by the Board of Directors, and each officer of the company shall, in the performance of his duties, be fully protected in relying in good faith upon the books of account or other records of the company, including reports made to the company by any of its officers, by an independent certified public accountant, or by an appraiser selected with reasonable care.

5.12 Time Periods. In applying any provision of these By-Laws which require that an act be done or not done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

5.13 Facsimile Signatures and Electronic Transmission. In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these By-Laws, facsimile signatures or signature by electronic transmission (such as DocuSign) of any officer or director of the company may be used whenever and as authorized by the Board of Directors or a committee thereof.

ARTICLE VI
Amendments

6.1 By LLC Member and Board of Directors. Except as is otherwise set forth in these By-Laws, these By-Laws may be altered, amended, or repealed, or new By-Laws may be adopted, (i) by the written consent of the LLC Member, or (ii) at any regular or special meeting of the Board of Directors by a resolution adopted by the Board of Directors.

ARTICLE VII
Indemnification of Directors and Officers

7.1 Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (each a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative, is or was a director or officer of the company or is or was serving at the request of the company as a director or officer of another corporation, or as a controlling person of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director or officer, or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the company to the fullest extent authorized by the Delaware Limited Liability Company Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the company to provide broader indemnification rights than said Act permitted the company to provide prior to such amendment) against all expenses, liability and loss reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided in Section 7.2 of this Article VII, the company shall indemnify any such person seeking indemnity in connection with a proceeding (or part thereof) initiated by such person only if (a) such indemnification is expressly required to be made by law, (b) the proceeding (or part thereof) was authorized by the Board of Directors of the company, (c) such indemnification is provided by the company, in its sole discretion, pursuant to the powers vested in the company under the Delaware Limited Liability Company Act, or (d) the proceeding (or part thereof) is brought to establish or enforce a right to indemnification under an indemnity agreement or any other statute or law or otherwise as required under the Delaware Limited Liability Company Act. The rights hereunder shall be contract rights and shall include the right to be paid expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, unless the Delaware Limited Liability Company Act then so prohibits, the payment of such expenses incurred by a director or officer of the company in his or her capacity as a director or officer (and not in any other capacity in which service was or is tendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of such proceeding, shall be made only upon delivery to the company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it should be determined ultimately that such director or officer is not entitled to be indemnified under this Section or otherwise.

7.2 Right of Claimant to Bring Suit. If a claim under Section 7.1 is not paid in full by the company within 90 days after a written claim has been received by the company, the claimant may at any time thereafter bring suit against the company to recover the unpaid amount of the claim and, if such suit is not frivolous or brought in bad faith, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any, has been tendered to this company) that the claimant has not met the standards of conduct which make it permissible under the Delaware Limited Liability Company Act for the company to indemnify the claimant for the amount claimed. Neither the failure of the company (including its Board of Directors, independent legal counsel, or the LLC Member) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware Limited Liability Company Act, nor an actual determination by the company (including its Board of Directors, independent legal counsel or the LLC Member) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

7.3 Indemnification of Employees and Agents. The company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and to the advancement of related expenses, to any employee or agent of the company to the fullest extent of the provisions of this Article VII with respect to the indemnification of and advancement of expenses to directors and officers of the company.

7.4 Non-Exclusivity of Rights. The rights conferred on any person in Sections 7.1 and 7.2 shall not be exclusive of any other right which such persons may have or hereafter acquire under any statute, provision of the Certificate of Formation, these By-Laws, LLC Agreement, vote of the LLC Member or disinterested directors or otherwise.

7.5 Indemnification Contracts. The Board of Directors is authorized to enter into a contract with any director, officer, employee or agent of the company, or any person serving at the request of the company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing for indemnification rights equivalent to or, if the Board of Directors so determines, greater than, those provided for in this Article VII.

7.6 Insurance. The company may maintain insurance to the extent reasonably available, at its expense, to protect itself and any such director, officer, employee or agent of the company or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the company would have the power to indemnify such person against such expense, liability or loss under the Delaware Limited Liability Company Act

7.7 Effect of Amendment. Any amendment, repeal or modification of any provision of this Article VII by the LLC Member and the directors of the company shall not adversely affect any right or protection of a director or officer of the company existing at the time of such amendment, repeal or modification.

Effective Date: June 4, 2024

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:11 PM 04/08/2014
FILED 01:11 PM 04/08/2014
SRV 140443131 - 5513425 FILE

STATE OF DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE OF FORMATION

LEDGERX LLC

FIRST: The name of the Limited Liability Company is LedgerX LLC.

SECOND: The name of the Registered Agent is The Corporation Trust Company whose address in the State of Delaware is Corporation Trust Center, 1209 Orange Street, County of New Castle, Wilmington, 19801.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 8th day of April, 2014.

By: [signature]
Authorized Person

Name: Jenny E. Kamachaitis

SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF LEDGERX LLC

This Second Amended and Restated Limited Liability Company Agreement (as amended, restated or otherwise modified, this "Agreement") of LedgerX LLC (the "Company") between the Company and M 7 Holdings, LLC, a Delaware limited liability company (the "Current Member"), is entered into as of July _31__, 2023, pursuant to the provisions of the Delaware Limited Liability Company Act (6 Del. C. Sections 18-101, et seq.) (as amended from time to time, the "Act"), on the following terms and conditions that appear below. This Agreement amends and restates in its entirety the Amended and Restated Limited Liability Company Agreement of the Company dated September 29, 2014.

SECTION 1
DEFINED TERMS

The following capitalized terms used in this Agreement shall have the meanings specified in this Section 1. Other terms used in this Agreement are defined in the Rules, and those terms shall have the meanings respectively ascribed to them therein.

"**Act**" has the meaning set forth in the Preamble.

"**Agreement**" has the meaning set forth in the Preamble.

"**Board**" has the meaning set forth in Section 5.1.

"**Capital Transaction**" means any transaction not in the ordinary course of business which results in the Company's receipt of cash or other consideration other than Capital Contributions, including, without limitation, proceeds of sales or exchanges or other dispositions of assets not in the ordinary course of business, the financing or refinancing of Company property, condemnation of Company assets and recovery of substantial amounts of insurance proceeds from casualty loss.

"**Certificate**" has the meaning set forth in Section 2.1.

"**CFTC**" means the U.S. Commodity Futures Trading Commission or any successor thereto with similar regulatory authority over the Company and its business, activity, property, or assets.

"**Code**" means the Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law.

"**Company**" has the meaning set forth in the Preamble.

"**Covered Person**" means any current or former Member, Director, or Officer and, with respect to each such Person, such Person's affiliates, officers, directors, liquidators, partners, stockholders, managers, members, employees, heirs, executors, administrators, personal and legal representatives, successors in interest, and permitted assigns.

"**Current Member**" has the meaning set forth in the Preamble.

"**Director**" has the meaning set forth in Section 5.1.

"**Member**" means the Current Member and each Person who becomes a party to this Agreement by signing a joinder agreement as a holder of a Unit.

"**Membership Rights**" means all of the rights of a Member, including, but not limited to, a Member's: (a) Units; (b) right to inspect the Company's books and records; and (c) right to participate in the management of and vote on matters coming before the Members entitled to vote thereon as provided in this Agreement.

"Net Capital Proceeds" means the proceeds from a Capital Transaction reduced by (i) expenditures incurred to effect the Capital Transaction, (ii) expenditures for the recovery, repair, restoration or replacement of any asset damaged or disposed of in the Capital Transaction, (iii) amounts paid on any loans or other obligations of the Company that became due, or that the Board deems it appropriate to pay, as the result of the Capital Transaction, and (iv) such reserves for capital improvements and/or replacements or repairs and/or to meet anticipated expenses as the Board deems to be reasonably necessary for the efficient conduct of the Company's business.

"Net Cash Flow" means, at any time, all cash funds or other liquid assets of the Company derived from operations, without reduction for any non-cash charges, but reduced by funds used to pay current operating expenses and to pay or increase reserves for future expenses, debt service, capital improvements and replacements, in each case as determined by the Board to be appropriate. Net Cash Flow shall be increased by any reduction of previously established reserves. Net Cash Flow shall not include Net Capital Proceeds.

"**Notice**" has the meaning set forth in Section 9.5.

"**Officers**" has the meaning set forth in Section 5.10.

"**Person**" means any natural person, general partnership, limited partnership, joint venture, corporation, limited liability company, trust, estate, sole proprietorship, unincorporated association, employee organization, mutual company, joint stock company, firm, institution, governmental organization or agency, or other entity.

"**Public Director**" has the meaning set forth in Section 5.3(a).

"**Regulatory Requirements**" means any applicable law (including, but not limited to, the Act), rules, regulations, or other requirements imposed by any governmental organization or agency that has authority or jurisdiction over the Company or its business, activities, property, or assets, including, but not limited to, the CFTC.

"**Rules**" has the meaning set forth in Section 2.10.

"**Secretary of State**" has the meaning set forth in Section 2.1.

"**Third Party**" means any Person, or group of Persons acting as a group, in which the then-current equity owners of the Company, their family members and/or affiliates of such equity owners and/or family members do not, directly or indirectly, (i) own more than fifty percent (50%) of the value of equity interests or (ii) have the right to exercise voting control.

"**Transfer**" means, when used as a noun, any voluntary sale, hypothecation, pledge, assignment, attachment, or other transfer, and when used as a verb, means voluntarily to sell, hypothecate, pledge, assign, or otherwise transfer.

"**Units**" mean the membership interests in the Company, representing all rights and duties of a Member of the Company, including the right to a distributive share of the capital, profits and losses of the Company, and the right to receive distributions from the Company, subject to all the provisions of this Agreement and the Act.

"**Withdrawal**" means a Member's dissociation from the Company as such by any means; *provided that* the bankruptcy or insolvency of a Member shall not automatically constitute a Withdrawal.

SECTION 2
FORMATION, NAME, PURPOSE, TERM, AND OFFICE

2.1. **FORMATION**. The Company has been formed as a limited liability company (and not a partnership) pursuant to the provisions of the Act by the filing of a Certificate of Formation of the Company (the "Certificate") with Secretary of State of the State of Delaware (the "Secretary of State") on April 8, 2014.

2.2. **NAME OF THE COMPANY**. The name of the Company shall be "LedgerX LLC". The Company may do business and conduct its activities under that name, and under any other name or names which the Board may, subject to Regulatory Requirements, determine. If the Company does business or conducts activities under a name other than that set forth in the Certificate, then the Company shall file a trade name certificate as required by Regulatory Requirements. The Company shall hold all of its property and assets in the name of the Company and not in the name of any Member.

2.3. **PURPOSE**. The purpose of the Company shall be to engage in any lawful business or other activities for which a limited liability company may be organized under the Act, including, but not limited to, the operation of an exchange and clearing organization registered with the CFTC for crypto currency derivatives, and to do any and all acts and things that may be necessary or convenient to the foregoing, including, but not limited to, the promotion and conduct of the business and activities of the Company or the ownership and maintenance of its property and assets.

2.4. **POWERS**. The Company shall possess and may exercise all of the powers and privileges granted by the Act, all other Regulatory Requirements, and this Agreement, together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the business, activities, property, or assets of the Company.

2.5. **TERM**. The duration of the Company shall be perpetual, unless its existence is terminated pursuant to Section 7 of this Agreement.

2.6. **PRINCIPAL OFFICE**. The principal office of the Company shall be at such location as may be designated by the Board from time to time.

2.7. **REGISTERED OFFICE; REGISTERED AGENT.** The registered office of the Company required by the LLC Act to be maintained in the State of Delaware shall be 1209 Orange Street in the City of Wilmington, County of New Castle, ZIP Code 19801 or such other office as the Board of Directors may designate from time to time. The registered agent for the Company shall be The Corporation Trust Company or such other registered agent as the Board of Directors may designate from time to time.

2.8. **QUALIFICATION**.

(a) **QUALIFICATION WITH DELAWARE**. The Certificate has been filed in the office of the Secretary of State in accordance with the provisions of the Act. The Company shall take any and all other actions reasonably necessary to perfect and maintain the status of the Company under the laws of the State of Delaware. The Company shall prepare and file amendments to the Certificate whenever required by the Act.

(b) **QUALIFICATION WITH OTHER JURISDICTIONS AND AGENCIES**. The Company shall execute and file such forms or certificates and take any and all other actions as may be reasonably necessary or advisable to perfect and maintain the status of the Company under the Regulatory Requirements of any other states, jurisdictions, or governmental organizations or agencies with authority or jurisdiction over the Company or its business, activities, property, or assets.

2.9 **RESERVATION OF OTHER BUSINESS AND OPPORTUNITIES**. Except and solely to the extent that any business or other opportunities of any Member are actually exploited by the Company, no business or other opportunities of a Member shall be deemed the property of the Company. A Member may engage in or possess an interest in any business or other opportunity, independently or with others, of any nature or description, even if such business or other opportunity is in direct competition with the business or activities of the Company, and the Company shall have no rights by virtue hereof in or to such other business or other opportunity, or to the income or profits derived therefrom.

2.10 **THE RULES**. In addition to the terms and conditions of this Agreement, the operation and management of the business and affairs of the Company, the conduct of its activities, and the ownership and maintenance of its property and assets shall be subject to the Rules of LedgerX LLC as in effect from time to time (the "Rules"). To the extent there is any conflict between the Rules and this Agreement, the Agreement shall govern with respect to the subject matter hereof.

SECTION 3
MEMBERS, CAPITAL, AND LOANS

3.1. **MEMBERSHIP**.

(a) **CURRENT MEMBER; UNITS**. The name, business address, and Units of the Current Member are set forth on Exhibit A to this Agreement.

(b) **RESTRICTION ON OWNERSHIP**. Membership in the Company shall be restricted or conditioned to the extent required by the Rules or Regulatory Requirements from time to time.

(c) **ADDITIONAL MEMBERS; VOTING INTERESTS**. Additional Members may be admitted to the Company upon signing a joinder agreement to this Agreement on such terms and conditions as may be approved by the Board and, as applicable, the Members. Unless named in this Agreement or admitted to the Company as a Member as provided herein, no Person shall be considered a Member. The Company shall not be required to deal with any other Person by reason of an assignment of a Unit by a Member or by reason of the bankruptcy of a Member, except as otherwise provided in this Agreement or the Act. The Units of the Member shall be voting interests.

3.2. **CAPITAL CONTRIBUTIONS**. Any Member may make capital contributions to the Company at any time as determined and approved by the Board. No interest shall accrue on any contribution, and no Member shall have any right to withdraw or be repaid any contribution except as provided herein. The provisions of this Agreement are intended to benefit the Members and, to the fullest extent permitted by Regulatory Requirements, shall not be construed as conferring any benefit upon any creditor of the Company (and no such creditor of the Company shall be a third-party beneficiary of this Agreement), and no Member shall have any duty or obligation to any creditor of the Company, including, but not limited to, making any contribution to the Company or responding to any call for capital, pursuant to this Agreement.

3.3. **LOANS TO AND BUSINESS WITH THE COMPANY**. Except as provided in Regulatory Requirements, any Member may, at any time, make or cause a loan to be made to, or assume one or more obligations of, provide collateral for, or transact other business or activities with, the Company in any amount and upon any terms which the Board and the Member may agree, and such Member shall have the same rights and obligations with respect to any such matter as a Person who is not a Member.

SECTION 4
DISTRIBUTIONS

4.1 **NET CASH FLOW**. From time to time as it determines to be appropriate, the Board shall determine whether there is any Net Cash Flow available for distribution. If the Board determines that Net Cash Flow is available for distribution, it shall cause the Company to distribute such Net Cash Flow among the Members in proportion to their relative ownership of Units.

4.2 **NET CAPITAL PROCEEDS**. Within a reasonable time after the occurrence of a Capital Transaction, the Board shall determine the amount of Net Capital Proceeds available for distribution, if any, and shall distribute Net Capital Proceeds in the following manner and/or order of priority:

(i) First, to the extent that the Capital Account balances of the Members are not in proportion to their relative ownership of Units, funds shall be distributed to those Members with Capital Account balances that are proportionately higher than their relative ownership of Units, in portion to such excess Capital Account balances, until all Capital Account balances have been brought into proportion with the Members' relative ownership of Units; and

(ii) Thereafter, funds shall be distributed among the Members in proportion to their relative ownership of Units.

4.3 **LIMITATION ON DISTRIBUTIONS**. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to any Member unless, after the distribution is made, the assets of the Company are in excess of the liabilities of the Company and such distribution would not violate this Agreement or Regulatory Requirements.

SECTION 5
MANAGEMENT POWERS AND AUTHORITY, DUTIES, AND LIABILITIES

5.1. **ESTABLISHMENT OF THE BOARD**. The board of directors of the Company (the "Board") is hereby established and shall be composed of natural Persons (each such Person, a "Director") who shall be elected or appointed in accordance with the provisions of this Section 5 and the Act. The business and affairs of the Company shall be managed, operated, and controlled by or under the direction of the Board, and the Board shall have, and is hereby granted, the full and complete power and authority for, on behalf of, and in the name of the Company to take such actions as it may deem necessary or advisable to carry out any and all of the purposes of the Company, subject only to the terms of this Agreement (including, but not limited to, the matters that must be approved by a vote of the Members as set forth in Exhibit B) and the Act.

5.2. **QUALIFICATIONS OF ALL DIRECTORS**. Each Person elected or appointed a Director, prior to serving on the Board, shall certify in writing to the Company that he (a) is not subject to a statutory disqualification under Section 8a(2) of the Commodity Exchange Act, as amended, (b) does not have a history of disciplinary offenses as defined in CFTC Regulation 1.63(a)(6), and (c) meets the other qualifications set forth in Rule 2.4 of the Rules.

5.3. **BOARD COMPOSITION; VACANCIES**.

(a) **BOARD COMPOSITION**. The Directors shall be elected by the Members. Each Director shall hold office until such Director's successor is elected or appointed and qualified or until the earlier death, resignation, or removal of such Director. The Board and the Members shall take such actions as may be required to ensure that the number of Directors constituting the Board is at all times at least five (as such number shall be determined by the Board, from time to time), which shall include natural Persons who are Public Directors in at least the number and percentage required by the Rules or Regulatory Requirements. For purposes of this Agreement, a "Public Director" means any Director who has been found by the Board, which finding shall be reflected in the Company's records, to have no Material Relationship (as defined in the Rules) with the Company, and otherwise meets Regulatory Requirements. The Board shall elect a Director to serve as Chairman of the Board, who need not be a Public Director.

(b) **VACANCIES**. In the event that a vacancy is created on the Board at any time due to the death, disability, retirement, resignation, or removal of a Director, then the Board (by action of the remaining Directors (even if less than a quorum)) or the Members shall appoint a natural Person to fill the vacancy (subject to the other provisions of this Section 5). If the vacancy is for a seat filled by a Public Director, the Board or the Members, as applicable, shall appoint a natural Person that satisfies the definition of Public Director.

5.4. **RESIGNATION; REMOVAL**.

(a) **RESIGNATION**. A Director may resign at any time from the Board by delivering a written resignation to the Board. Any such resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of some other event. The Board's acceptance of a resignation shall not be necessary to make it effective.

(b) **REMOVAL**. A Director may be removed at any time from the Board, with or without cause, by vote of a majority of the Directors then in office or by the Members .

5.5. **MEETINGS**.

(a) **GENERALLY**. The Board shall meet at such time and at such place as the Board may designate. Meetings of the Board may be held either in person, at the offices of the Company or such other place (either within or outside the State of Delaware) as may be determined from time to time by the Board, or by means of telephone, video conference, or other communications device that permits all Directors and other Persons participating in the meeting to hear each other, and a Director's participation in a meeting by such means shall constitute attendance in person at such meeting. Except as provided in Section 5.5(b), written notice of each meeting of the Board shall be given to each Director at least 24 hours prior to such meeting.

(b) **SPECIAL MEETINGS**. Special meetings of the Board shall be held on the call of the Chairman of the Board, the Chief Executive Officer, or any two Directors upon at least five days' written notice (if the meeting is to be held in person) or upon 24 hours' written notice (if the meeting is to be held by telephone, video conference, or other communication device) to the Directors, or upon such shorter notice as may be approved by all of the Directors then in office or is practicable in the case of an Emergency (as defined in the Rules).

(c) **ATTENDANCE AND WAIVER OF NOTICE**. Any Director may waive notice as to such Director. Attendance by a Director at any meeting shall constitute a waiver of notice of such meeting, except where a Director attends a meeting solely for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in the notice or waiver of notice of such meeting.

5.6. **QUORUM; MANNER OF ACTING**.

(a) **QUORUM**. A majority of the Directors serving on the Board, including at least one Public Director, shall constitute a quorum for the transaction of business of the Board. At all times when the Board is conducting business at a meeting of the Board, a quorum of the Board must be present at such meeting. If a quorum shall not be present at any meeting of the Board, then the Directors present at the meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

(b) **BINDING ACT**. Each Director shall have one vote on all matters submitted to the Board (or any committee or subcommittee of the Board of which he is a member). With respect to any matter before the Board (or any committee or subcommittee), the act of a majority of the Directors constituting a quorum shall be the act of the Board (or committee or subcommittee).

5.7. **ACTION BY WRITTEN CONSENT**. Notwithstanding anything herein to the contrary, any action of the Board (or any committee or subcommittee of the Board) may be taken without a meeting and without notice if there is a written consent of all of the Directors on the Board (or committee or subcommittee) approving such action. Such consent shall have the same force and effect as a vote at a meeting where a quorum was present and may be stated as such in any document or instrument filed with the Secretary of State or any other Person.

5.8. **COMPENSATION; NO EMPLOYMENT RIGHTS; POWER OF DIRECTORS**.

(a) **COMPENSATION**. Each Director shall be compensated for service on the Board (and any committee or subcommittee of the Board), and shall be reimbursed for reasonable out-of-pocket expenses incurred in the performance of such Person's duties as a Director, pursuant to such policies as from time to time established by the Board. Nothing contained in this Section 5.8 shall be construed to preclude any Director from serving the Company in any other capacity and receiving reasonable compensation for such services.

(b) **NO EMPLOYMENT RIGHTS**. This Agreement does not, and is not intended to, confer upon any Director any rights with respect to employment or other retention by the Company, and nothing herein shall be construed to have created any employment or other agreement with any Director.

(c) **POWER OF DIRECTORS**. Except as otherwise specifically provided by this Agreement or required by the Rules or Regulatory Requirements, no Director, in such Person's capacity as a Director, shall have the power to act for or on behalf of, or to bind, the Company without prior authorization of the Board.

5.9. **BOARD AND OTHER COMMITTEES AND SUBCOMMITTEES**.

(a) **ESTABLISHMENT AND POWER**. The Board may create, appoint Directors to serve on, and delegate powers to committees and subcommittees. In no event may the Board delegate to any committee or subcommittee all of the power and authority of the Board. Subject to the immediately preceding sentence, any committee or subcommittee, to the extent provided in the Board resolution forming such committee or subcommittee, shall have and may exercise the power and authority of the Board, subject to the limitations set forth in Section 5.9(d). The Board may dissolve any committee or subcommittee or remove any member of a committee or subcommittee at any time, subject to the other requirements of this Agreement, the Rules, and Regulatory Requirements. Each committee or subcommittee shall have a written charter and shall assist in the supervision of the business and affairs of the Company within its particular area of responsibility, subject to the authority of the Board. The Board shall designate the chairman of each committee or subcommittee. Subject to the authority of the Board and this Agreement, each committee or subcommittee shall determine the manner and form in which its proceedings shall be conducted. A majority of the Directors serving on a committee or subcommittee, including where applicable at least one Public Director, shall constitute a quorum for the transaction of business of such committee or subcommittee. The Board has the authority to change or overrule the decisions of any committee or subcommittee.

(b) **REQUIRED COMMITTEES**. In accordance with the Rules, there shall be a Regulatory Oversight Committee, a Risk Management Committee, a Participant Committee, a Nominating Committee, a Disciplinary Panel and an Appeals Committee. Each such committee shall include the number and percentage of Public Directors as required by the Rules.

(c) **ADDITIONAL COMMITTEES**. The Board may create, appoint Directors to serve on, and delegate powers to one or more additional committees, including, but not limited to, an Executive Committee, each of which shall be composed of one or more Directors; *provided that*, if an Executive Committee is formed pursuant to this Section 5.9(c), such committee shall consist of at least 35% Public Directors and at least two Public Directors.

(d) **LIMITATION OF AUTHORITY**. No committee or subcommittee of the Board shall have the authority of the Board in reference to:

(i) authorizing or making distributions to the Members;

(ii) authorizing the issuance of any Units;

(iii) approving a plan of merger or sale of the Company or of all or substantially all of its assets and property;

(iv) recommending to the Members a voluntary dissolution, winding up, or cancellation of the Company or a revocation thereof;

(v) removing Directors or filling vacancies on the Board;

(vi) creating, appointing Directors to serve on, or delegating powers to any committees or subcommittees of the Board; or

(vii) amending or repealing this Agreement, or any resolution of the Board that by its terms provides that it shall not be so amendable or repealable.

5.10. **OFFICERS**. The Board shall appoint such natural Persons as officers of the Company (the "Officers") as it deems necessary or advisable to carry on the business and affairs of the Company, and the Board may delegate to such Officers such power and authority and duties as the Board deems necessary or advisable or as required by the Rules or Regulatory Requirements. No Officer need be a Member or a Director. The Company shall have a Chief Executive Officer, a Chief Regulatory Officer, a Chief Compliance Officer and a Chief Risk Officer. The duties of the Chief Compliance Officer and the Chief Risk Officer shall be consistent with the Rules and Regulatory Requirements. A Person may hold two or more offices of the Company, provided, that, the Chief Risk Officer and Chief Compliance Officer offices may not be held by the same Person. Each Officer shall hold office until a successor is designated by the Board or until the earlier death, resignation, or removal of such Officer. Any Officer may resign at any time upon written notice to the Board. Any Officer may be removed by the Board, with or without cause, at any time, but any such removal shall be without prejudice to the contractual rights of such Officer, if any, to receive any specified compensation or benefits. A vacancy in any office occurring because of death, resignation, removal, or otherwise may be filled by the Board. Each Officer shall be compensated for his service and shall be reimbursed for his reasonable out-of-pocket expenses incurred in the performance of his duties, pursuant to such policies as from time to time established by the Board.

5.11. **INTERESTS TO CONSIDER; FIDUCIARY DUTIES**.

(a) **INTERESTS TO CONSIDER**. Each of the Members, as well as the Company, hereby acknowledges and agrees that, whenever a Covered Person is permitted or required to act or refrain from acting, or to make any other decision (solely in such Person's capacity as a Covered Person) pursuant to any power or authority of such Person under this Agreement or the Act, such Person shall make such decision in a manner which such Person believes to be in the best interests of the Company and its Members.

(b) **FIDUCIARY DUTIES**. The provisions of this Agreement, including, but not limited to, the extent that they restrict or eliminate the duties, responsibilities, and liabilities of a Covered Person (acting solely in such Person's capacity as a Covered Person) otherwise existing at law or in equity, are hereby acknowledged and agreed by the Members, as well as the Company, to replace, to the fullest extent permitted by law and equity, such other duties, responsibilities, and liabilities of such Covered Person. This Agreement is not intended to, and does not, create or impose on any Covered Person any duty, responsibility, or liability, including, but not limited to, any fiduciary duty, other than those expressly set forth herein. For the avoidance of doubt, each of the Members, as well as the Company, hereby acknowledges and agrees that he waives any all fiduciary and other duties existing at law or in equity that, absent such waiver, may be implied under the Act, and in doing so, hereby acknowledges and agrees that the duties, responsibilities, and liabilities of each Covered Person (solely in such Person's capacity as a Covered Person) to the Company and the Members are only as expressly set forth in this Agreement.

5.12. **LIMITATION OF DUTIES AND LIABILITIES; DELEGATION; RELIANCE; INDEMNIFICATION; ADVANCEMENT; EFFECT OF AMENDMENT**.

(a) **LIMITATION OF DUTIES AND LIABILITIES**. Except as otherwise provided in the Act, to the fullest extent permitted by law no Covered Person (solely in such Person's capacity as a Covered Person) shall have any duty or be responsible or liable to the Company or any Member, or to any other Person making claims on behalf of the Company (including, but not limited to, its creditors) or any Member, for any damages, expenses, liabilities, or losses as a result of any act or omission (in relation to the Company, any transaction, any investment, or any other action or inaction, including, but not limited to, for breach of contract, tort (including negligence), strict liability, violation of any applicable legal or equitable principle, or breach of duties (including fiduciary duties)), taken or omitted by the Covered Person, unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of such act or omission, and taking into account the acknowledgments and agreements set forth in this Agreement, such Covered Person acted in bad faith, knowingly engaged in fraud or willful misconduct (including, but not limited to, acting beyond the scope of its or such Person's authority) or, in the case of a criminal matter, acted with actual knowledge that such Covered Person's conduct was unlawful.

(b) **DELEGATION**. Subject to its duties and responsibilities as set forth in this Agreement, the Rules, and Regulatory Requirements, the Board may exercise any of the powers and authority granted to it by this Agreement and perform any of the duties and responsibilities imposed upon it hereunder either directly or by or through its committees, subcommittees, and agents, and neither the Board nor any Covered Person (acting solely in such Person's capacity as a Covered Person) shall have any duty or be responsible or liable to the Company or any Member, or to any other Person making claims on behalf of the Company (including, but not limited to, its creditors) or any Member, for any mistake, action, inaction, misconduct, negligence, fraud, or bad faith on the part of any such committee, subcommittee, or agent appointed by the Board unless, with respect to an individual Covered Person only, there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of such delegation, and taking into account the acknowledgments and agreements set forth in this Agreement, such Covered Person had actual knowledge that such committee, subcommittee, or agent was acting in bad faith, knowingly engaging in fraud or willful misconduct (including, but not limited to, acting beyond the scope of its or such Person's authority) or, in the case of a criminal matter, acting with actual knowledge that its or such Person's conduct was unlawful.

(c) **RELIANCE**. Any Covered Person acting for, on behalf of, or in relation to the Company, any transaction, any investment, or any other action or inaction shall be entitled to rely upon the provisions of this Agreement and upon the advice of counsel, accountants, and other professionals or advisors that is provided to the Company, the Board, any committee or subcommittee thereof, or such Covered Person (acting solely in such Person's capacity as a Covered Person), or upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, paper, document, signature, or writing reasonably believed by such Covered Person to be genuine, including, but not limited to, any certificate signed by an officer, agent, or representative of any Person, in order to ascertain any fact with respect to such Person or within such Person's knowledge, and such Covered Person shall not have any duty or be responsible or liable to the Company or to any Member, or to any other Person making claims on behalf of the Company (including, but not limited to, its creditors) or any Member, for such Covered Person's reliance thereon; *provided that,* in each case, there has not been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of such reliance, and taking into account the acknowledgments and agreements set forth in this Agreement, such Covered Person acted in bad faith, knowingly engaged in fraud or willful misconduct (including, but not limited to, acting beyond the scope of such Person's authority) or, in the case of a criminal matter, acted with actual knowledge that such Covered Person's reliance was unlawful.

(d) **INDEMNIFICATION**. Each Covered Person (regardless of such Person's capacity and regardless of whether another Covered Person is entitled to indemnification) shall be indemnified and held harmless by the Company (but only to the extent of the Company's property and assets), to the fullest extent permitted under the Act, from and against any and all damage, expense, liability, and loss (including, but not limited to, taxes, penalties, judgments, fines, amounts paid or to be paid in settlement, costs of investigation and preparations, and fees, expenses, and disbursements of attorneys, whether or not the dispute or proceeding involves the Company or any Director, Officer, or Member) reasonably incurred or suffered by such Covered Person (solely in such Person's capacity as a Covered Person) in connection with the Company, any transaction, any investment, or any other action or inaction; *provided that*, such Covered Person shall not be so indemnified and held harmless for any proceeding initiated by such Covered Person; and *provided further that,* such Covered Person shall not be so indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which such Covered Person is seeking indemnification or seeking to be held harmless hereunder, and taking into account the acknowledgments and agreements set forth in this Agreement, such Covered Person acted in bad faith, knowingly engaged in fraud or willful misconduct (including, but not limited to, acting beyond the scope of such Person's authority) or, in the case of a criminal matter, acted with actual knowledge that such Covered Person's conduct was unlawful. The indemnification provided by this Section 5.12(d) shall be in addition to any other rights to which a Covered Person may be entitled under any agreement, as a matter of law or equity, or otherwise, both as to actions and inactions in such Covered Person's capacity as a Covered Person and as to actions and inactions in any other capacity, and shall continue as to a Covered Person who has ceased to serve in such capacity and shall inure to the benefit of the heirs, executors, administrators, personal and legal representatives, successors in interest, and permitted assigns of such Covered Person.

(e) **ADVANCEMENT**. Reasonable, documented expenses incurred by a Covered Person in defending any civil, criminal, administrative, or investigative action, suit, or proceeding referred to in Section 5.12(d) shall be paid by the Company in advance of the final disposition of such action, suit, or proceeding; *provided that*, any such advance shall only be made if the Covered Person delivers a written affirmation by such Covered Person of such Person's good faith belief that he is entitled to indemnification under Section 5.12(d) and agrees to repay all amounts so advanced if it shall ultimately be determined that such Covered Person is not entitled to such indemnification.

(f) **EFFECT OF AMENDMENT**. Any amendment, modification, or repeal of this Section 5.12 or any provision hereof shall be prospective only and shall not in any way affect the limitations on duty, responsibility, and liability of the Covered Persons, or terminate, reduce, or impair the right of any past, present, or future Covered Person, under and in accordance with the provisions of this Section 5.12 as in effect immediately prior to such amendment, modification, or repeal, with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification, or repeal, regardless of when such claims may arise or be asserted.

5.13. **INSURANCE**. The Company shall (through the Company or the Current Member) maintain insurance (including directors' and officers' insurance) at levels that are consistent with industry practice, at its expense, and the Company may maintain such insurance to protect itself and any Covered Person, in each case against any damage, expense, liability, or loss, whether or not the Company would have the power to indemnify such Person against such damage, expense, liability, or loss under the Act or this Agreement.

SECTION 6
TRANSFER OF UNITS AND WITHDRAWALS OF MEMBERS

6.1. **TRANSFERS**. Subject to approval by the Board, any Member may Transfer all, or any portion of, the Units held by such Member.

6.2. **WITHDRAWAL**. Subject to approval by the Board, immediately upon the occurrence of the Withdrawal of a Member, the Member's successor shall thereupon become a Member.

SECTION 7
DISSOLUTION, WINDING UP, AND CANCELLATION OF THE COMPANY

7.1. **EVENTS OF DISSOLUTION**. The Company shall be dissolved if the Board and the Members determine to dissolve the Company. The Company shall not be dissolved merely because of the bankruptcy, dissolution, Withdrawal, death, or disability of any Member.

7.2. **PROCEDURE FOR WINDING UP**. If the Company is dissolved, the affairs of the Company shall be wound up. Upon the winding up of the Company, the property and assets of the Company shall be distributed, first, to creditors of the Company in satisfaction of the liabilities of the Company, and then to the Members (or their successors in interest) in accordance with Section 4.2.

7.3. **FILING OF CERTIFICATE OF CANCELLATION**. If the Company is dissolved, a Certificate of Cancellation shall be promptly filed with Secretary of State. If there are no remaining Members, the Certificate of Cancellation shall be filed by the last Person to be a Member; if there are no remaining Members, or a Person who last was a Member, the Certificate of Cancellation shall be filed by the heirs, executors, administrators, personal and legal representatives, successors in interest, and permitted assigns of the Person who last was a Member.

SECTION 8
ACCOUNTS, BOOKS, RECORDS, AND ACCOUNTING

8.1. **BANK ACCOUNTS**. All funds of the Company shall be deposited in a bank account or accounts opened in the Company's name. The Board shall determine the institution or institutions at which the accounts will be opened and maintained, the types of accounts, and the Persons who shall have authority with respect to the accounts and the funds therein. Withdrawals from any such bank account shall be made upon such signature or signatures as the Board may designate, and shall be made only for the purposes of the Company.

8.2. **BOOKS AND RECORDS**. The Board shall keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of the transactions with respect to the conduct of the Company's business and affairs and the ownership and maintenance of its property and assets. The books and records shall be maintained and reported in accordance with United States generally accepted accounting principles, consistently applied, and all Regulatory Requirements.

8.3 **ANNUAL ACCOUNTING PERIOD**. The annual accounting period of the Company shall be its taxable year. The Company's taxable year shall be selected by the Board, subject to the requirements and limitations of the Code.

SECTION 9
GENERAL PROVISIONS

9.1. **REIMBURSEMENT OF EXPENSES**. The Company shall reimburse Members for all direct, out-of-pocket expenses incurred by or on behalf of the Company that relate to the management and affairs of the Company and the ownership and maintenance of its property and assets, subject to policies and procedures adopted by the Board.

9.2. **NO THIRD-PARTY BENEFICIARIES**. This Agreement is not intended to, and shall not be construed to, create any right enforceable by any Person that is not a party to this Agreement, including, but not limited to, any creditor of the Company or of any Member.

9.3. **AMENDMENTS**. This Agreement may be amended only if such amendment is in writing, approved by the Board, and agreed to and signed by all of the Members.

9.4. **ASSURANCES**. The Company and the Members shall execute all such certificates and other documents and shall do all such filing, recording, publishing, and other acts necessary or advisable to comply with all Regulatory Requirements for the formation and operation of the Company, the conduct of its affairs, and the ownership and maintenance of its property and assets.

9.5. **NOTIFICATIONS**. Any notice, demand, consent, election, approval, request, or other communication (individually, a "Notice") required or permitted under this Agreement must be in writing and delivered personally or sent by a nationally recognized overnight courier, by certified or registered mail, postage prepaid, return receipt requested, or by electronic mail. A Notice delivered personally, sent by overnight courier, or sent by certified or registered mail shall be deemed given only when acknowledged in writing by the Person to whom it is delivered. A Notice sent by electronic mail shall be deemed given when received. The initial addresses for Notices to any party to this Agreement shall be set forth opposite their signatures to this Agreement or any joinder agreement. Any Person may designate, by Notice, addresses or substitute addresses for Notices, and, thereafter, all Notices to such Person are to be directed to those addressees.

9.6. **SPECIFIC PERFORMANCE**. The parties recognize that irreparable injury will result from a breach of any provision of this Agreement, and that money damages will be inadequate to fully remedy the injury. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement, any party who may be injured (in addition to any other remedies that may be available to that party) shall be entitled to one or more preliminary or permanent orders (a) restraining and enjoining any act that would constitute a breach or (b) compelling the performance of any obligation that, if not performed, would constitute a breach.

9.7. **COMPLETE AGREEMENT**. This Agreement, and the documents referred to herein, constitute the complete and exclusive statement of the agreement among the parties hereto with respect to the Company in their capacities as such. This Agreement supersedes all prior written and oral statements with respect thereto, including, but not limited to, any prior representation, statement, condition, or warranty.

9.8. **APPLICABLE LAW**. All questions concerning the construction, validity, and interpretation of this Agreement and the exercise of the rights and performance of the obligations by any Person under this Agreement shall be governed by the internal law, not the law of conflicts, of the State of Delaware, including, but not limited to, the Act.

9.9. **FORUM; SUBMISSION TO JURISDICTION**. The parties hereby agree that any suit, action, or proceeding seeking to enforce any provision of, or based upon any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort, or otherwise, shall be brought in the United States District Court for the District of Delaware or in the Court of Chancery of the State of Delaware (or, if such court lacks subject matter jurisdiction, in the Superior Court of the State of Delaware), so long as one of such courts shall have subject matter jurisdiction over such suit, action, or proceeding, and that any such cause of action shall be deemed to have arisen from a transaction of business in the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding in any such court or that any such suit, action, or proceeding that is brought in any such court has been brought in an inconvenient form. Service of process, summons, or other document sent by registered mail, postage prepaid, return receipt requested, to the address provided by a party pursuant to Section 9.5 shall be effective service of process for any suit, action, or other proceeding brought in any such court.

9.10. **HEADINGS**. The headings herein are inserted as a matter of convenience only, and do not define, limit, or describe the scope of this Agreement or the intent of any provision hereof.

9.11. **BINDING PROVISIONS**. This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors in interest, and permitted assigns.

9.12. **TERMS**. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person may in the context require.

9.13. **SEPARABILITY OF PROVISIONS**. Each provision of this Agreement shall be considered separable, and if, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement that are valid. On a determination by (a) a governmental organization or agency or (b) the Company's legal counsel that any provision is invalid, illegal, or unenforceable with respect to any Regulatory Requirement, the Board and the Members shall take all actions necessary or advisable to amend this Agreement so that the Agreement complies with all Regulatory Requirements.

9.14. **COUNTERPARTS**. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, and all of which, when taken together, shall constitute one and the same instrument.

[Remainder of this page is intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, the Company and the Current Member have signed this Second Amended and Restated Limited Liability Company Agreement, as of the date first set forth above.

Company:

LEDGERX LLC

By: /s/ Zachary Dexter

Name: Zachary Dexter

Title: Chief Executive Officer

Current Member:

M 7 HOLDINGS, LLC

By: /s/ Thomas P. Gallagher

Name: Thomas P. Gallagher

Title: Chairman and Chief Executive Officer

EXHIBIT A

Current Member

Name	Mailing Address	Number of Units	Limited Liability Company Percentage Interest
M 7 Holdings, LLC	7 Roszel Road, Suite 1A Princeton, NJ 08540	1,000,000	100%

EXHIBIT B

MATTERS THAT MUST BE APPROVED BY THE MEMBERS

The taking of the action set forth below shall require approval by the vote of the Members:

(1) any acquisition or disposition of a significant business or a business division, line, or subsidiary of the Company from or to any Person, whether by asset purchase, stock purchase, merger, or other business combination;

(2) any (a) sale, transfer, or other disposition of Company assets in any transaction or series of related transactions pursuant to which a Third Party acquires ownership of all or substantially all of the Company's assets; or (b) change in ownership of the Company effected by sale, recapitalization, merger, reorganization, share exchange or other capital transaction as a result of which a Third Party acquires ownership of equity interests in the Company which, together with any interests in the Company theretofore held by such Third Party, gives such Third Party, directly or indirectly, more than fifty percent (50%) of the total fair market value of the equity interests in the Company or more than fifty percent (50%) of the total voting power of the equity interests in the Company;

(3) any transaction, agreement, or action on behalf of the Company that is unrelated to the Company operating a swap execution facility, derivatives clearing organization and designated contract market registered with the CFTC, or that would make it impossible to carry out such operations;

(4) any (a) merger of the Company with and into, or the conversion of the Company into, an entity which is a "C" corporation, with such "C" corporation being the surviving corporation and the Units being converted into shares of common stock in such "C" corporation; (b) exchange of Units for shares of common stock in a "C" corporation; or (c) other transaction pursuant to which the Units are exchanged or converted into shares of common stock in a "C" corporation;

(5) any private or public offer or sale of debt securities or Units;

(6) any amendment to the Agreement, including, but not limited to, any change in the number of Directors;

(7) any Company (a) assignment for the benefit of creditors; (b) application for, or seeking, consenting to, or acquiescing in the appointment of, a receiver, custodian, trustee, examiner, liquidator, or similar official for the Company or any of its property or assets; (c) institution of any proceeding seeking an order for relief under the federal bankruptcy laws or seeking to adjudicate the Company bankrupt or insolvent, or seeking dissolution, winding up, liquidation, reorganization, arrangement, adjustment, or composition of it or its debts under any law relating to bankruptcy, insolvency, or reorganization or relief of debtors, or failure to file an answer or other pleading denying the material allegations of any such proceeding filed against it;

(d) action to authorize or effect any of the foregoing actions; or (e) failure to contest in good faith any appointment or proceeding described above;

(8) any transaction with any member of the Board, Officer or employee of the Company or any “associate” (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended) of any such person, except transactions made in the ordinary course of business or pursuant to reasonable requirements of the Company’s business and upon fair and reasonable terms; and

(9) any hiring, firing, or material increase in the compensation or benefits of any key management personnel of the Company, including approving any equity compensation plans or material amendments thereto.



CERTIFICATE OF INCORPORATION
OF A
PRIVATE LIMITED COMPANY

Company Number **14743185**

The Registrar of Companies for England and Wales, hereby certifies that

MIH EAST HOLDINGS, LIMITED

is this day incorporated under the Companies Act 2006 as a private company, that the company is limited by shares, and the situation of its registered office is in England and Wales.

Given at Companies House, Cardiff, on **20th March 2023**.

The above information was communicated by electronic means and authenticated by the Registrar of Companies under section 1115 of the Companies Act 2006


REGISTRAR OF COMPANIES
FOR ENGLAND AND WALES
CH

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES


Companies House

COMPANY HAVING A SHARE CAPITAL

Memorandum of Association of

MIH EAST HOLDINGS, LIMITED

Each subscriber to this memorandum of association wishes to form a company under the Companies Act 2006 and agrees to become a member of the company and to take at least one share.

Name of each subscriber	Authentication
MIAMI INTERNATIONAL HOLDINGS, INC.	Authenticated Electronically

Dated: 20/03/2023

The Companies Act 2006

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

MIH EAST HOLDINGS, LIMITED

Reed Smith LLP
Ref: Corporate Services
The Broadgate Tower, 20 Primrose Street
London
EC2A 2RS

Tel: +44 (0)20 3116 3000
Fax: +44 (0)20 3116 3999

THE COMPANIES ACT 2006

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

MIH EAST HOLDINGS, LIMITED

PART 1
INTERPRETATION AND LIMITATION OF LIABILITY

1 PRELIMINARY

1.1 The following regulations constitute the Articles of Association of the company and the **'relevant model articles'** (as defined in section 20(2) of the Companies Act 2006) shall not apply to the company.

1.2 In the Articles the headings are for convenience only and shall be ignored in construing the meaning of the Articles.

2 DEFINED TERMS

2.1 In the Articles, unless the context requires otherwise -

'Articles' means the company's Articles of Association;

'bankruptcy' includes individual insolvency proceedings in a jurisdiction other than England and Wales or Northern Ireland which have an effect similar to that of bankruptcy;

'chairman' has the meaning given in Article 13;

'chairman of the meeting' has the meaning given in Article 56;

'Companies Acts' means the Companies Acts (as defined in section 2 of the Companies Act 2006), in so far as they apply to the company;

'director' means a director of the company, and includes any person occupying the position of director, by whatever name called;

'distribution recipient' has the meaning given in Article 47;

'document' includes, unless otherwise specified, any document sent or supplied in electronic form;

'electronic form' has the meaning given in section 1168 of the Companies Act 2006;

'fully paid' in relation to a share, means that the nominal value and any premium to be paid to the company in respect of that share have been paid to the company;

'hard copy form' has the meaning given in section 1168 of the Companies Act 2006;

'holder' in relation to shares means the person whose name is entered in the register of members as the holder of the shares;

'instrument' means a document in hard copy form;

'ordinary resolution' has the meaning given in section 282 of the Companies Act 2006;

'paid' means paid or credited as paid;

'participate', in relation to a directors' meeting, has the meaning given in Article 11;

'proxy notice' has the meaning given in Article 62;

'shareholder' means a person who is the holder of a share;

'shares' means shares in the company;

'special resolution' has the meaning given in section 283 of the Companies Act 2006;

'subsidiary' has the meaning given in section 1159 of the Companies Act 2006;

'transmittee' means a person entitled to a share by reason of the death or bankruptcy of a shareholder or otherwise by operation of law; and

'writing' means the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether sent or supplied in electronic form or otherwise.

Unless the context otherwise requires, other words or expressions contained in these Articles bear the same meaning as in the Companies Act 2006 as in force on the date when these Articles become binding on the company.

3 LIABILITY OF MEMBERS

3.1 The liability of the members is limited to the amount, if any, unpaid on the shares held by them.

PART 2
DIRECTORS

DIRECTORS' POWERS AND RESPONSIBILITIES

4 DIRECTORS' GENERAL AUTHORITY

4.1 Subject to the Articles, the directors are responsible for the management of the company's business, for which purpose they may exercise all the powers of the company.

4.2 Without the need for a special resolution of the company, the directors may decide at any time to change the name of the company; and where the directors decide to change the name, they shall procure that all requisite actions are taken to effect that decision with the Registrar of Companies.

5 SHAREHOLDERS' RESERVE POWER

5.1 The shareholders may, by special resolution, direct the directors to take, or refrain from taking, specified action.

5.2 No such special resolution invalidates anything which the directors have done before the passing of the resolution.

6 DIRECTORS MAY DELEGATE

6.1 Subject to the Articles, the directors may delegate any of the powers which are conferred on them under the Articles -

(a) to such person or committee;

(b) by such means (including by power of attorney);

(c) to such an extent;

(d) in relation to such matters or territories; and

(e) on such terms and conditions

as they think fit.

6.2 If the directors so specify, any such delegation may authorise further delegation of the directors' powers by any person to whom they are delegated.

6.3 The directors may revoke any delegation in whole or part, or alter its terms and conditions.

7 COMMITTEES

7.1 Committees to which the directors delegate any of their powers must follow procedures which are based as far as they are applicable on those provisions of the Articles which govern the taking of decisions by directors.

7.2 The directors may make rules of procedure for all or any committees, which prevail over rules derived from the Articles if they are not consistent with them.

DECISION-MAKING BY DIRECTORS

8 DIRECTORS TO TAKE DECISIONS COLLECTIVELY

8.1 The general rule about decision-making by directors is that any decision of the directors must be either a majority decision at a meeting or a unanimous decision under Article 9.

8.2 If the Company only has one director for the time being, the general rule does not apply and the director may, for as long as he remains the sole director, take decisions without regard to any of the provisions of the Articles relating to directors' decision-making (except for his duty to keep records of such decisions under Article 18). For the avoidance of doubt, if the Company only has one director, nothing in the Articles requires it to have more than one director.

9 UNANIMOUS DECISIONS

9.1 A unanimous decision taken under this Article must take the form of a resolution in writing, where each eligible director has signed one or more copies of it.

9.2 References in this Article to eligible directors are to directors who would have been entitled to vote on the matter had it been proposed as a resolution at a directors' meeting.

10 CALLING A DIRECTORS' MEETING

10.1 Any director may call a directors' meeting by giving notice of the meeting to the directors or by authorising the company secretary (if any) to give such notice.

10.2 Notice of any directors' meeting must indicate -

(a) its proposed date and time;

(b) where it is to take place; and

(c) if it is anticipated that directors participating in the meeting will not be in the same place, how it is proposed that they should communicate with each other during the meeting.

10.3 Notice of a directors' meeting must be given to each director but need not be in writing.

10.4 Notice of a directors' meeting need not be given to directors who waive their entitlement to notice of that meeting, by giving notice to that effect to the company before or after the date on which the meeting is held. Where such notice is given after the meeting has been held, that does not affect the validity of the meeting, or of any business conducted at it.

11 PARTICIPATION IN DIRECTORS' MEETINGS

11.1 Subject to the Articles, directors participate in a directors' meeting, or part of a directors' meeting, when –

(a) the meeting has been called and takes place in accordance with the Articles; and

(b) they can each communicate to the others any information or opinions they have on any particular item of the business of the meeting.

11.2 In determining whether directors are participating in a directors' meeting, it is irrelevant where any director is or how they communicate with each other.

11.3 If all the directors participating in a meeting are not in the same place, they may decide that the meeting is to be treated as taking place wherever any of them is.

12 QUORUM FOR DIRECTORS' MEETINGS

12.1 At a directors' meeting, unless a quorum is participating, no proposal is to be voted on except a proposal to call another meeting.

12.2 The quorum for directors' meetings may be fixed from time to time by a decision of the directors. The quorum must never be less than two, and unless otherwise fixed it is two, except where there is only one director in office for the time being, in which case that director shall form a quorum.

12.3 If the total number of directors for the time being is greater than one but less than the quorum fixed, the directors must not take any decision other than a decision:

(a) to appoint further directors; or

(b) to call a general meeting so as to enable the shareholders to appoint further directors.

12.4 For the purposes of any meeting held to authorise a director's conflict of interests in accordance with Article 16, if there is only one director in office other than the conflicted director or directors, then the quorum for the meeting shall be one director entitled to vote on the matter in question.

13 CHAIRING OF DIRECTORS' MEETINGS

13.1 The directors may appoint a director to chair their meetings.

13.2 The person so appointed for the time being is known as the chairman.

13.3 The directors may terminate the chairman's appointment at any time.

13.4 If the chairman is not participating in a directors' meeting within ten minutes of the time at which it was to start, the participating directors must appoint one of themselves to chair it.

14 CASTING VOTE

14.1 If the numbers of votes for and against a proposal are equal, the chairman or other director chairing the meeting has a casting vote.

14.2 Article 14.1 does not apply if, in accordance with the articles, the chairman or other director is not to be counted as participating in the decision-making process for quorum or voting purposes.

15 DIRECTORS' APPOINTMENTS AND INTERESTS

15.1 A director may -

(a) be a party to, or otherwise directly or indirectly interested in, any transaction or arrangement with the company or in which the company is otherwise interested; and

(b) be a director or other officer of, or employed by, or provide services (directly himself or through his firm including in a professional capacity), or a party to any transaction or arrangement with, or otherwise directly or indirectly interested in, any body corporate in which the company is interested,

and where a proposed decision of the directors is concerned with such a transaction, arrangement, office, employment or other matter, that director may be counted as participating in the decision making process for quorum and voting purposes.

15.2 Article 15.1 is subject to the relevant director making a declaration of the nature and extent of his interest in accordance with this Article 15 and with sections 177 and 184 to 187 of the Companies Act 2006.

15.3 The following shall not be treated as an **'interest'** -

(a) an interest of which a director is not aware and of which it is unreasonable to expect him to be aware, or an interest in a transaction or arrangement of which he is not aware and of which it is unreasonable to expect him to be aware;

(b) an interest of which the other directors are aware, or ought reasonably be aware, to the extent they are or ought reasonably to be aware of such interest;

(c) an interest which cannot reasonably be regarded as giving rise to a conflict of interest; and

(d) an interest if, or to the extent that, that interest contains terms of his service contract which have been, or are to be, considered by a meeting of the directors or a duly appointed committee of the directors.

16 DIRECTORS' POWERS TO AUTHORISE CONFLICTS OF INTEREST

16.1 The directors may authorise, to the fullest extent permitted by law, any matter or situation which would (if not so authorised) result in a director infringing his duty to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the company and which may reasonably be regarded as likely to give rise to a conflict of interests.

16.2 Any authorisation given by the directors under Article 16.1 may (whether at the time it is given or subsequently) –

(a) extend to any actual or potential conflict of interest which may reasonably be expected to arise out of the matter or situation authorised; and

(b) be subject to any terms and conditions which the directors consider appropriate;

and the directors may at any time vary or terminate such authorisation (but no variation or termination will affect anything done by the director prior to such variation or termination in accordance with the then terms of the authorisation).

16.3 A decision to authorise any matter or situation under Article 16.1 may be made either at a meeting of the directors or by unanimous decision of those directors entitled to vote on the matter; but the decision will only be effective if -

(a) the quorum for any meeting at which the matter is considered is met without counting the director in question or any other interested director; and

(b) the matter is agreed to without any interested director voting, or would have been agreed to no interested directors' votes had not been counted.

16.4 The provisions of this Article 16 shall not apply to any conflict of interest arising in relation to a transaction or arrangement between a director and the company. Article 15 above shall apply to directors' interests in any such transactions or arrangements.

17 MANAGEMENT OF DIRECTORS' CONFLICTS

17.1 Where the directors have authorised any matter or situation under Article 16.1, or where a matter is authorised by Article 15, the directors may, at the time of such authorisation or subsequently, provide (without limitation) that an interested director –

(a) is excluded from discussions (whether at directors' meetings or otherwise) related to the matter;

(b) is not given any documents or other information relating to the matter; or

(c) both for quorum purposes and for voting purposes may or may not be counted or vote at any future directors' meeting in relation to the matter.

17.2 Where the directors have authorised any matter or situation under Article 16.1, or where a matter falls within Article 15 (subject to a director making a declaration of the nature or extent of his interest in an office, employment, transaction or arrangement in accordance with the Companies Acts), then an interested director -

(a) will not be required to disclose to the company, or use for the benefit of the company, any confidential information relating to the matter or situation if to make such a disclosure would result in a breach of a duty or obligation of confidence owed by him in relation to or in connection with that matter or situation;

(b) may absent himself from directors' meetings at which the matter or situation may be discussed; and

(c) may make such arrangements as he thinks fit not to receive documents and information in relation to the matter or situation, or for such documents and information to be received and read by a professional adviser on behalf of that director.

17.3 Article 17.2 does not limit any existing law or equitable principle which may excuse the director from disclosing information in circumstances where disclosure would otherwise be required, or from attending meetings or receiving and reading documents in circumstances where such actions would otherwise be required.

17.4 Where the directors authorise a matter or situation under Article 16.1, or where a matter falls within Article 15, then an interested director -

(a) will be obliged to conduct himself in accordance with any terms and conditions imposed by the directors in relation to the matter or situation; and

(b) will not infringe any duty he owes to the company under sections 171 to 177 of the Companies Act 2006 if he complies with any terms, limits and conditions (if any) imposed by the directors in relation to the authorisation and, where relevant, makes any disclosure required under the Companies Acts.

17.5 In relation to any matter or situation which has been authorised under Article 16.1, or where a matter involves a transaction or arrangement which falls within Article 15 (subject to a director making a declaration of the nature or extent of his interest in an office, employment, transaction or arrangement in accordance with the Companies Acts) –

(a) an interested director will not be accountable to the company for any benefit conferred on him (or persons connected with him) in connection with or which he otherwise derives from that matter or situation;

(b) the receipt of such a benefit shall not constitute a breach of his duty under section 176 of the Companies Act 2006; and

(c) no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

18 RECORDS OF DECISIONS TO BE KEPT

18.1 The directors must ensure that the company keeps a record, in writing, for at least ten years from the date of the decision recorded, of every unanimous or majority decision taken by the directors, and every decision of a sole director.

19 DIRECTORS' DISCRETION TO MAKE FURTHER RULES

19.1 Subject to the Articles, the directors may make any rule which they think fit about how they take decisions, and about how such rules are to be recorded or communicated to directors.

APPOINTMENT OF DIRECTORS

20 METHODS OF APPOINTING DIRECTORS

20.1 Any person who is willing to act as a director, and is permitted by law to do so, may be appointed to be a director -

(a) by ordinary resolution;

(b) by a decision of the directors; or

(c) in accordance with Article 20.4.

20.2 In any case where, as a result of death or bankruptcy, the company has no shareholders and no directors, the transmittee of the last shareholder to have died or to have had a bankruptcy order made against him will have the right, by notice in writing, to appoint a person to be a director.

20.3 For the purposes of Article 20.2, where two or more shareholders die in circumstances rendering it uncertain who was the last to die, a younger shareholder is deemed to have survived an older shareholder.

20.4 Any member or members from time to time holding shares carrying a majority of the voting rights in the company may at any time -

(a) appoint any person willing to act (and who is permitted by law to do so) to be a director either as an additional director or to fill a vacancy; and

(b) remove from office any director however appointed.

20.5 Any appointment or removal under Article 20.4 must be made by notice in writing to the company executed by or on behalf of the relevant member or each of the relevant members. Any notice of the appointment or removal of a director under Article 20.4 will take effect when it is delivered to the company's registered office or is produced at a directors' meeting.

20.6 Any removal of a director under Article 20.4 will be deemed to be an act of the company (and no-one else) and will be without prejudice to any claim which a director may have under any contract between him and the company. The power of removal of a director from office conferred by Article 20.4 is in addition to that conferred by the Companies Act 2006 to the intent that sections 168 and 169 of the Companies Act 2006 shall not apply to a removal under Article 20.4.

21 TERMINATION OF DIRECTORS' APPOINTMENT

21.1 A person ceases to be a director as soon as -

(a) that person ceases to be a director by virtue of any provision of the Companies Act 2006 or is prohibited from being a director by law;

(b) a bankruptcy order is made against that person;

(c) a composition is made with that person's creditors generally in satisfaction of that person's debts;

(d) a registered medical practitioner who is treating that person gives a written opinion to the company stating that that person has become physically or mentally incapable of acting as a director and may remain so for more than three months;

(e) notification is received by the company from the director that the director is resigning from office, and such resignation has taken effect in accordance with its terms; or

(f) that person is removed from office under Article 20.4.

22 DIRECTORS' REMUNERATION

22.1 Directors may undertake any services for the company that the directors decide.

22.2 Directors are entitled to such remuneration as the directors determine -

(a) for their services to the company as directors, and

(b) for any other service which they undertake for the company.

22.3 Subject to the Articles, a director's remuneration may -

(a) take any form; and

(b) include any arrangements in connection with the payment of a pension, allowance or gratuity, or any death, sickness or disability benefits, to or in respect of that director.

22.4 Unless the directors decide otherwise, directors' remuneration accrues from day to day.

22.5 Unless the directors decide otherwise, directors are not accountable to the company for any remuneration which they receive as directors or other officers or employees of the company's subsidiaries or of any other body corporate in which the company is interested.

22.6 Where a director is appointed to office as chairman, as managing director or as the holder of an executive position, that appointment will terminate immediately upon him ceasing (for whatever reason) to be a director. Termination of a director's executive appointment under this Article 22.6 will be without prejudice to any claim for damages for breach of the director's contract of service with the company.

23 DIRECTORS' EXPENSES

23.1 The company may pay any reasonable expenses which the directors, alternate directors and the company secretary (if any) properly incur in connection with their attendance at -

(a) meetings of directors or committees of directors;

(b) general meetings; or

(c) separate meetings of the holders of any class of shares or of debentures of the company,

or otherwise in connection with the exercise of their powers and the discharge of their responsibilities in relation to the company.

24 ALTERNATE DIRECTORS

24.1 Any director (the **'appointor'**) may appoint as an alternate any other director, or any other person approved by resolution of the directors, to -

(a) exercise the appointor's powers; and

(b) carry out the appointor's responsibilities,

in relation to the taking of decisions by the directors in the absence of the appointor and the appointor may, at any time, remove any alternate appointed by him.

24.2 Any appointment or removal of an alternate must be effected by notice in writing to the company signed by the appointor, or in any other manner approved by the directors, and that notice must -

(a) identify the proposed alternate; and

(b) in the case of a notice of appointment, contain a statement signed by the proposed alternate that the proposed alternate is willing to act as the alternate of the director giving the notice.

24.3 In the absence of his appointor, an alternate director has the same rights, in relation to any directors' meeting or unanimous decision of the directors, as the appointor.

24.4 Except where the Articles specify otherwise, an alternate director -

(a) is deemed for all purposes to be a director;

(b) is liable for his own acts and omissions;

(c) is subject to the same restrictions as the appointor; and

(d) shall not be deemed to be the agent of or for the appointor.

24.5 An alternate director may act as alternate to more than one director, and on any decision of the directors will have a separate vote for each of his appointors, and where an alternate director is also a director, any vote he exercises on behalf of the appointor will be in addition to his own vote (if any) on any decision of the directors (provided that the appointor is an eligible director in relation to that decision).

24.6 An alternate director may be counted for the purposes of determining whether a quorum is participating at a directors' meeting (but only if that person's appointor is not participating), but no alternate may be counted as more than one director for such purposes.

24.7 Except for such part of the appointor's remuneration as the appointor may direct by notice in writing to the company be paid to the alternate director, an alternate director is not entitled to receive any remuneration from the company for serving as an alternate director.

24.8 The appointment of an alternate director terminates -

(a) when the appointor revokes the appointment under Article 24.2;

(b) where, in relation to the alternate, any event occurs which, if it occurred in relation to the appointor, would result in the termination of the appointor's appointment as a director;

(c) on the death of the appointor; or

(d) when the appointor's appointment as a director terminates.

25 SECRETARY

25.1 The directors may determine from time to time whether a person shall hold the office of company secretary and at any time when the company is without a secretary anything required or authorised to be done by or to the secretary may be done by or to a director (or by a person authorised generally or specifically in that behalf by the directors); the appointment of a person, or persons jointly, to office as secretary shall be decided by the directors who may remove any person or persons appointed to that office and may appoint a person or persons to act in the place of any secretary removed from office or may appoint a person or persons to act jointly with any person holding office as secretary.

PART 3
SHARES AND DISTRIBUTIONS

SHARES

26 POWERS TO ISSUE DIFFERENT CLASSES OF SHARE

26.1 Subject to the Articles, but without prejudice to the rights attached to any existing share, the company may issue shares with such rights or restrictions as may be determined by ordinary resolution.

26.2 The company may issue shares which are to be redeemed, or are liable to be redeemed at the option of the company or the holder, and the directors may determine the terms, conditions and manner of redemption of any such shares.

26.3 At any time when the company has a single class of shares, the directors may exercise any power of the company to allot shares of that class or to grant rights to subscribe for or to convert any security into shares of that class, subject to the provisions of Article 26.4 and Article 27.

26.4 Where any person holds shares carrying a majority of the voting rights in the company, the directors must not exercise any power to allot shares or to grant rights to subscribe for, or to convert any security into, any shares in the company unless such person has given its consent to such allotment, grant or conversion by notice in writing to the company.

27 PRE-EMPTION RIGHTS

27.1 Sections 561 and 562 of the Companies Act 2006 will not apply to an allotment of equity securities (as defined in section 560(1) of the Companies Act 2006) made by the company.

27.2 Unless otherwise agreed by special resolution, the company must not allot any equity securities unless the company has first offered them to each person holding equity securities of that class on the date of the offer on the same or more favourable terms, and at the same price, as those equity securities are being offered to other persons on a pari passu and pro rata basis to the number of shares held by those holders (as nearly as possible without involving fractions). The offer to each such person -

(a) must be in writing;

(b) must be open for acceptance for a period of at least 14 days beginning the date on which the offer is sent;

(c) must give details of the number and subscription price of the relevant equity securities offered to him; and

(d) may stipulate that any shareholder who wishes to subscribe for a number of equity securities in excess of the proportion which he is offered shall, in his acceptance, state the number of excess equity securities ('**Excess Securities**') for which he wishes to subscribe.

27.3 Any equity securities not accepted by shareholders pursuant to the offer made to them in accordance with Article 27.2 shall be used for satisfying any requests for Excess Securities made pursuant to Article 27.2. If there are insufficient Excess Securities to satisfy such requests, the Excess Securities will be allotted to the applicants pro rata to the number of shares held by the applicants immediately before the offer was made to shareholders in accordance with Article 27.2 (as nearly as possible without involving fractions or increasing the number of Excess Securities allotted to any shareholder beyond that applied for by him). After that allotment, any Excess Securities remaining shall be offered to any other person as the directors may determine, at the same price and on the same terms as the offer to the shareholders.

28 COMPANY NOT BOUND BY LESS THAN ABSOLUTE INTERESTS

28.1 Except as required by law, no person is to be recognised by the company as holding any share upon any trust, and except as otherwise required by law or the Articles, the company is not in any way to be bound by or recognise any interest in a share other than the holder's absolute ownership of it and all the rights attaching to it.

29 SHARE CERTIFICATES

29.1 The company must issue each shareholder, free of charge, with one or more certificates in respect of the shares which that shareholder holds.

29.2 Every certificate must specify -

(a) in respect of how many shares, of what class, it is issued;

(b) the nominal value of those shares;

(c) that the shares are fully paid, or where the shares are not fully paid, the amount or respective amounts paid up on the shares to which it relates; and

(d) any distinguishing numbers assigned to them.

29.3 No certificate may be issued in respect of shares of more than one class.

29.4 If more than one person holds a share, only one certificate may be issued in respect of it.

29.5 Certificates must -

(a) have affixed to them the company's common seal; or

(b) be otherwise executed in accordance with the Companies Acts.

30 REPLACEMENT SHARE CERTIFICATES

30.1 If a certificate issued in respect of a shareholder's shares is -

(a) damaged or defaced; or

(b) said to be lost, stolen or destroyed,

that shareholder is entitled to be issued with a replacement certificate in respect of the same shares.

30.2 A shareholder exercising the right to be issued with such a replacement certificate -

(a) may at the same time exercise the right to be issued with a single certificate or separate certificates;

(b) must return the certificate which is to be replaced to the company if it is damaged or defaced; and

(c) must comply with such conditions as to evidence, indemnity and the payment of a reasonable fee as the directors decide.

31 SHARE TRANSFERS

31.1 Shares may be transferred by means of an instrument of transfer in any usual form or any other form approved by the directors, which is executed by or on behalf of the transferor and, if any of the shares is not fully paid, the transferee.

31.2 No fee may be charged for registering any instrument of transfer or other document relating to or affecting the title to any share.

31.3 The company may retain any instrument of transfer which is registered.

31.4 The transferor remains the holder of a share until the transferee's name is entered in the register of members as holder of it.

31.5 The directors may refuse to register the transfer of a share, and if they do so, the instrument of transfer must be returned to the transferee as soon as practicable and, in any case, within two months of it being lodged, together with the notice of refusal giving reasons for the refusal.

31.6 The directors will not be required to return the instrument of transfer if they suspect that it may be fraudulent.

32 TRANSMISSION OF SHARES

32.1 If title to a share passes to a transmittee, the company may only recognise the transmittee as having any title to that share.

32.2 A transmittee who produces such evidence of entitlement to shares as the directors may properly require -

(a) may, subject to the Articles, choose either to become the holder of those shares or to have them transferred to another person; and

(b) subject to the Articles, and pending any transfer of the shares to another person, has the same rights as the holder had;

provided that the transmittees do not have the right to attend or vote at a general meeting, or agree to a proposed written resolution, in respect of shares to which they are entitled, by reason of the holder's death or bankruptcy or otherwise, unless they become the holders of those shares.

33 EXERCISE OF TRANSMITTEES' RIGHTS

33.1 Transmittees who wish to become the holders of shares to which they have become entitled must notify the company in writing of that wish.

33.2 If the transmittee wishes to have a share transferred to another person, the transmittee must execute an instrument of transfer in respect of it.

33.3 Any transfer made or executed under this Article is to be treated as if it were made or executed by the person from whom the transmittee has derived rights in respect of the share, and as if the event which gave rise to the transmission had not occurred.

34 TRANSMITTEES BOUND BY PRIOR NOTICES

34.1 If a notice is given to a shareholder in respect of shares and a transmittee is entitled to those shares, the transmittee is bound by the notice if it was given to the shareholder before the transmittee's name, or the name of any person named as transferee of the shares in an instrument of transfer executed under Article 33.2, has been entered in the register of members.

PARTLY PAID SHARES

35 COMPANY'S LIEN OVER PARTLY PAID SHARES

35.1 The company has lien (the **'company's lien'**) over every share which is partly paid for any part of -

(a) that share's nominal value; and

(b) any premium at which it was issued;

which has not been paid to the company, and which is payable immediately or at some time in the future, whether or not a call notice has been sent in respect of it.

35.2 The company's lien over a share -

(a) takes priority over any third party's interest in that share; and

(b) extends to any dividend or other money payable by the company in respect of that share and (if the lien is enforced and the share is sold by the company) the proceeds of sale of that share.

35.3 The directors may at any time decide that a share which is or would otherwise be subject to the company's lien shall not be subject to it, either wholly or in part.

36 ENFORCEMENT OF THE COMPANY'S LIEN

36.1 Subject to the provisions of this Article 36, if -

(a) a lien enforcement notice has been given in respect of a share; and

(b) the person to whom the notice was given has failed to comply with it;

the company may sell that share in such manner as the directors decide.

36.2 A lien enforcement notice -

(a) may only be given in respect of a share which is subject to the company's lien, in respect of which a sum is payable and the due date for payment of that sum has passed;

(b) must specify the share concerned;

(c) must require payment of the sum payable within 14 days of the notice;

(d) must be addressed either to the holder of the share or to a transmittee of that holder; and

(e) must state the company's intention to sell the share if the notice is not complied with.

36.3 Where shares are sold under this Article -

(a) the directors may authorise any person to execute an instrument of transfer of the shares to the purchaser or a person nominated by the purchaser; and

(b) the transferee is not bound to see to the application of the consideration, and the transferee's title is not affected by any irregularity in or invalidity of the process leading to the sale.

36.4 The net proceeds of any such sale (after payment of the costs of sale and any other costs of enforcing the lien) must be applied -

(a) first, in payment of so much of the sum for which the lien exists as was payable at the date of the lien enforcement notice;

(b) secondly, in payment of any balance to the person entitled to the shares at the date of the sale, but only after the certificate for the shares sold has been surrendered to the company for cancellation or an indemnity in a form reasonably satisfactory to the directors has been given for any lost certificate.

Application of funds under this Article 36.4 shall be subject to the imposition of a lien equivalent to the company's lien on all shares registered in the name of the person entitled to the shares at the date of the sale, (either alone or as one of several joint holders) after the date of the lien enforcement notice in respect of all monies due in respect of those shares after the date of the lien enforcement notice.

36.5 A statutory declaration by a director or the company secretary (if any) that the declarant is a director or the company secretary and that a share has been sold to satisfy the company's lien on a specified date -

(a) is conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share; and

(b) subject to compliance with any other formalities of transfer required by the Articles or by law, constitutes a good title to the share.

37 CALL NOTICES

37.1 Subject to the Articles and the terms on which shares are allotted, the directors may send a notice (a **'call notice'**) to a member requiring the member to pay the company a specified sum of money (a **'call'**) which is payable in respect of shares which that member holds; at the date when the directors decide to send the call notice.

37.2 A call notice -

(a) may not require a member to pay a call which exceeds the total sum unpaid on that member's shares (whether as to the share's nominal value or any amount payable to the company by way of premium);

(b) must state when and how any call to which it relates it is to be paid; and

(c) may permit or require the call to be paid by instalments.

37.3 A member must comply with the requirements of a call notice, but no member is obliged to pay any call before 14 clear days (that is, excluding the date on which the notice was sent and the date on which that 14 days period expires) have passed since the notice was sent.

37.4 Before the company has received any call due under a call notice the directors may -

(a) revoke it wholly or in part; or

(b) specify a later time for payment than is specified in the notice,

by a further notice in writing to the member in respect of whose shares the call is made.

38 LIABILITY TO PAY CALLS

38.1 Liability to pay a call is not extinguished or transferred by transferring the shares in respect of which it is required to be paid. Once a call notice is issued, the person to whom it was issued will remain liable in respect of that call.

38.2 Joint holders of a share are jointly and severally liable to pay all calls in respect of that share.

38.3 Subject to the terms on which shares are allotted, the directors may, when issuing shares, provide that call notices sent to the holders of those shares may require them -

(a) to pay calls which are not the same; or

(b) to pay calls at different times.

39 WHEN CALL NOTICE NEED NOT BE ISSUED

39.1 A call notice need not be issued in respect of sums which are specified, in the terms on which a share is issued, as being payable to the company in respect of that share -

(a) on allotment;

(b) on the occurrence of a particular event; or

(c) on a date fixed by or in accordance with the terms of issue.

39.2 But if the due date for payment of such a sum has passed and it has not been paid, the holder of the share concerned is treated in all respects as having failed to comply with a call notice in respect of that sum, and is liable to the same consequences as regards the payment of interest and forfeiture.

40 FAILURE TO COMPLY WITH CALL NOTICE: AUTOMATIC CONSEQUENCES

40.1 If a person is liable to pay a call and fails to do so by the call payment date -

(a) the directors may issue a notice of intended forfeiture to that person; and

(b) until the call is paid, that person must pay the company -

(i) interest on that part of the call not paid from the call payment date at the relevant rate; and

(ii) all expenses that have been incurred by the company by reason of non-payment.

40.2 For the purposes of this Article -

(a) the **'call payment date'** is the time when the call notice states that a call is payable, unless the directors subsequently give a notice specifying a later date, in which case the **'call payment date'** is that later date;

(b) the **'relevant rate'** is -

(i) the rate fixed by the terms on which the share in respect of which the call is due was allotted;

(ii) such other rate as was fixed in the call notice which required payment of the call, or has otherwise been determined by the directors; or

(iii) if no rate is fixed in either of these ways, five per cent per annum.

40.3 The relevant rate must not exceed by more than five percentage points the base lending rate most recently set by the Monetary Policy Committee of the Bank of England in connection with its responsibilities under Part 2 of the Bank of England Act 1998.

40.4 The directors may waive any obligation to pay interest on a call wholly or in part.

41 NOTICE OF INTENDED FORFEITURE

41.1 A notice of intended forfeiture -

(a) may be sent in respect of any share in respect of which a call has not been paid as required by a call notice;

(b) must be sent to the holder of that share or to a transmittee of that holder;

(c) must require payment of the call and any accrued interest and expenses by a date which is not less than 14 clear days' (that is, excluding the date on which the notice was sent and the date on which that 14 day period expires) after the date of the notice;

(d) must state how the payment is to be made; and

(e) must state that if the notice is not complied with, the shares in respect of which the call is payable will be liable to be forfeited.

42 DIRECTORS' POWER TO FORFEIT SHARES

42.1 If a notice of intended forfeiture is not complied with before the date by which payment of the call is required in the notice of intended forfeiture, the directors may decide that any share in respect of which it was given is forfeited, and the forfeiture is to include all dividends or other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

43 EFFECT OF FORFEITURE

43.1 Subject to the Articles, the forfeiture of a share extinguishes -

(a) all interests in that share, and all claims and demands against the company in respect of it; and

(b) all other rights and liabilities incidental to the share as between the person whose share it was prior to the forfeiture and the company.

43.2 Any share which is forfeited in accordance with the Articles -

(a) is deemed to have been forfeited when the directors decide that it is forfeited;

(b) is deemed to be the property of the company; and

(c) may be sold, re-allotted or otherwise disposed of as the directors think fit.

43.3 If a person's shares have been forfeited -

(a) the company must send that person notice that forfeiture has occurred and record it in the register of members;

(b) that person ceases to be a member in respect of those shares;

(c) that person must surrender the certificate for the shares forfeited to the company for cancellation;

(d) that person remains liable to the company for all sums payable by that person under the Articles at the date of forfeiture in respect of those shares, including any interest (whether accrued before or after the date of forfeiture); and

(e) the directors may waive payment of such sums wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

43.4 At any time before the company disposes of a forfeited share, the directors may decide to cancel the forfeiture on payment of all calls and interest due in respect of it and on such other terms as they think fit.

44 PROCEDURE FOLLOWING FORFEITURE

44.1 If a forfeited share is to be disposed of by being transferred, the company may receive the consideration for the transfer and the directors may authorise any person to execute the instrument of transfer.

44.2 A statutory declaration by a director or the company secretary (if any) that the declarant is a director or the company secretary and that a share has been forfeited on a specified date -

(a) is conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share; and

(b) subject to compliance with any other formalities of transfer required by the Articles or by law, constitutes a good title to the share.

44.3 A person to whom a forfeited share is transferred is not bound to see to the application of the consideration (if any) nor is that person's title to the share affected by any irregularity in or invalidity of the process leading to the forfeiture or transfer of the share.

44.4 If the company sells a forfeited share, the person who held it prior to its forfeiture is entitled to receive from the company the proceeds of such sale, net of any commission and any expenses and interest on late payment payable under Article 42, and excluding any amount which -

(a) was, or would have become, payable in respect of that share at the time of the relevant call notice; and

(b) had not, when that share was forfeited, been paid by that person in respect of that share;

but no interest is payable to such a person in respect of such proceeds and the company is not required to account for any money earned on them.

45 SURRENDER OF SHARES

45.1 A member may surrender any share -

(a) in respect of which the directors may issue a notice of intended forfeiture;

(b) which the directors may forfeit; or

(c) which has been forfeited.

45.2 The directors may accept the surrender of any such share.

45.3 The effect of surrender on a share is the same as the effect of forfeiture on that share.

45.4 A share which has been surrendered may be dealt with in the same way as a share which has been forfeited.

DIVIDENDS AND OTHER DISTRIBUTIONS

46 PROCEDURE FOR DECLARING DIVIDENDS

46.1 The company may by ordinary resolution declare dividends, and the directors may decide to pay interim dividends.

46.2 A dividend must not be declared unless the directors have made a recommendation as to its amount. Such a dividend must not exceed the amount recommended by the directors.

46.3 No dividend may be declared or paid unless it is in accordance with shareholders' respective rights.

46.4 Unless the shareholders' resolution to declare or directors' decision to pay a dividend, or the terms on which shares are issued, specify otherwise, it must be paid by reference to the amounts paid up on the shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

46.5 If the company's share capital is divided into different classes, no interim dividend may be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear.

46.6 The directors may pay at intervals any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment.

46.7 If the directors act in good faith, they do not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on shares with deferred or non-preferred rights.

47 PAYMENT OF DIVIDENDS AND OTHER DISTRIBUTIONS

47.1 Where a dividend or other sum which is a distribution is payable in respect of a share, it must be paid by one or more of the following means -

(a) transfer to a bank or building society account specified by the distribution recipient either in writing or as the directors may otherwise decide;

(b) sending a cheque made payable to the distribution recipient by post to the distribution recipient at the distribution recipient's registered address (if the distribution recipient is a holder of the share), or (in any other case) to an address specified by the distribution recipient either in writing or as the directors may otherwise decide;

(c) sending a cheque made payable to such person by post to such person at such address as the distribution recipient has specified either in writing or as the directors may otherwise decide; or

(d) any other means of payment as the directors agree with the distribution recipient either in writing or as the directors may otherwise decide.

47.2 In the Articles, the **'distribution recipient'** means, in respect of a share in respect of which a dividend or other sum is payable -

(a) the holder of the share; or

(b) if the share has two or more joint holders, whichever of them is named first in the register of members; or

(c) if the holder is no longer entitled to the share by reason of death or bankruptcy, or otherwise by operation of law, the transmittee; or

(d) such other person or persons as the holder (or in the case of joint holders, all of them), may direct.

48 DEDUCTIONS FROM DISTRIBUTIONS IN RESPECT OF SUMS OWED TO THE COMPANY

48.1 If -

(a) a share is subject to the company's lien; and

(b) the directors are entitled to issue a lien enforcement notice in respect of it

they may, instead of issuing a lien enforcement notice, deduct from any dividend or other sum payable in respect of the share any sum of money which is payable to the company in respect of that share to the extent that they are entitled to require payment under a lien enforcement notice.

48.2 Money so deducted must be used to pay any of the sums payable in respect of that share.

48.3 The company must notify the distribution recipient in writing of -

(a) the fact and amount of any such deduction;

(b) any non-payment of a dividend or other sum payable in respect of a share resulting from any such deduction; and

(c) how the money deducted has been applied.

49 NO INTEREST ON DISTRIBUTIONS

49.1 The company may not pay interest on any dividend or other sum payable in respect of a share unless otherwise provided by -

(a) the terms on which the share was issued; or

(b) the provisions of another agreement between the holder of that share and the company.

50 UNCLAIMED DISTRIBUTIONS

50.1 All dividends or other sums which are -

(a) payable in respect of shares; and

(b) unclaimed after having been declared or become payable,

may be invested or otherwise made use of by the directors for the benefit of the company until claimed.

50.2 The payment of any such dividend or other sum into a separate account does not make the company a trustee in respect of it.

50.3 If -

(a) twelve years have passed from the date on which a dividend or other sum became due for payment; and

(b) the distribution recipient has not claimed it,

the distribution recipient is no longer entitled to that dividend or other sum and it ceases to remain owing by the company.

51 **NON-CASH DISTRIBUTIONS**

51.1 Subject to the terms of issue of the share in question, the company may, by ordinary resolution on the recommendation of the directors, decide to pay all or part of a dividend or other distribution payable in respect of a share by transferring non-cash assets of equivalent value (including, without limitation, shares or other securities in any company).

51.2 For the purposes of paying a non-cash distribution, the directors may make whatever arrangements they think fit, including, where any difficulty arises regarding the distribution -

(a) fixing the value of any assets;

(b) paying cash to any distribution recipient on the basis of that value in order to adjust the rights of recipients; and

(c) vesting any assets in trustees.

52 **WAIVER OF DISTRIBUTIONS**

52.1 Distribution recipients may waive their entitlement to a dividend or other distribution payable in respect of a share by giving the company notice in writing to that effect, but if -

(a) the share has more than one holder; or

(b) more than one person is entitled to the share, whether by reason of the death or bankruptcy of one or more joint holders, or otherwise,

the notice is not effective unless it is expressed to be given, and signed, by all the holders or persons otherwise entitled to the share.

CAPITALISATION OF PROFITS

53 **AUTHORITY TO CAPITALISE AND APPROPRIATION OF CAPITALISED SUMS**

53.1 Subject to the Articles, the directors may, if they are so authorised by an ordinary resolution –

(a) decide to capitalise any profits of the company (whether or not they are available for distribution) which are not required for paying a preferential dividend, or any sum standing to the credit of the company's share premium account or capital redemption reserve; and

(b) appropriate any sum which they so decide to capitalise (a **'capitalised sum'**) to the persons who would have been entitled to it if it were distributed by way of dividend (the **'persons entitled'**) and in the same proportions.

53.2 Capitalised sums must be applied -

(a) on behalf of the persons entitled; and

(b) in the same proportions as a dividend would have been distributed to them.

53.3 Any capitalised sum may be applied in paying up new shares of a nominal amount equal to the capitalised sum, which are then allotted credited as fully paid to the persons entitled or as they may direct.

53.4 A capitalised sum which was appropriated from profits available for distribution may be applied -

(a) in or towards paying up any amounts unpaid on existing shares held by the persons entitled; or

(b) in paying up new debentures of the company which are then allotted credited as fully paid to the persons entitled or as they may direct.

53.5 Subject to the Articles the directors may -

(a) apply capitalised sums in accordance with Articles 53.3 and 53.4 partly in one way and partly in another;

(b) make such arrangements as they think fit to deal with shares or debentures becoming distributable in fractions under this Article (including the issuing of fractional certificates or the making of cash payments); and

(c) authorise any person to enter into an agreement with the company on behalf of all the persons entitled which is binding on them in respect of the allotment of shares and debentures to them under this Article.

PART 4
DECISION-MAKING BY SHAREHOLDERS

ORGANISATION OF GENERAL MEETINGS

54 ATTENDANCE AND SPEAKING AT GENERAL MEETINGS

54.1 A person is able to exercise the right to speak at a general meeting when that person is in a position to communicate to all those attending the meeting, during the meeting, any information or opinions which that person has on the business of the meeting.

54.2 A person is able to exercise the right to vote at a general meeting when -

(a) that person is able to vote, during the meeting, on resolutions put to the vote at the meeting; and

(b) that person's vote can be taken into account in determining whether or not such resolutions are passed at the same time as the votes of all the other persons attending the meeting.

54.3 The directors may make whatever arrangements they consider appropriate to enable those attending a general meeting to exercise their rights to speak or vote at it.

54.4 In determining attendance at a general meeting, it is immaterial whether any two or more members attending it are in the same place as each other.

54.5 Two or more persons who are not in the same place as each other attend a general meeting if their circumstances are such that if they have (or were to have) rights to speak and vote at that meeting, they are (or would be) able to exercise them.

55 QUORUM FOR GENERAL MEETINGS

55.1 No business other than the appointment of the chairman of the meeting is to be transacted at a general meeting if the persons attending it do not constitute a quorum.

56 CHAIRING GENERAL MEETINGS

56.1 If the directors have appointed a chairman, the chairman shall chair general meetings if present and willing to do so.

56.2 If the directors have not appointed a chairman, or if the chairman is unwilling to chair the meeting or is not present within ten minutes of the time at which a meeting was due to start -

(a) the directors present; or

(b) (if no directors are present), the meeting,

must appoint a director or shareholder to chair the meeting, and the appointment of the chairman of the meeting must be the first business of the meeting.

56.3 The person chairing a meeting in accordance with this Article is referred to as the **'chairman of the meeting'**.

57 ATTENDANCE AND SPEAKING BY DIRECTORS AND NON-SHAREHOLDERS

57.1 Directors may attend and speak at general meetings, whether or not they are shareholders.

57.2 The chairman of the meeting may permit other persons who are not -

(a) shareholders of the company; or

(b) otherwise entitled to exercise the rights of shareholders in relation to general meetings,

to attend and speak at a general meeting.

58 ADJOURNMENT

58.1 If the persons attending a general meeting within half an hour of the time at which the meeting was due to start do not constitute a quorum, or if during a meeting a quorum ceases to be present, the chairman of the meeting must adjourn it.

58.2 The chairman of the meeting may adjourn a general meeting at which a quorum is present if -

(a) the meeting consents to an adjournment; or

(b) it appears to the chairman of the meeting that an adjournment is necessary to protect the safety of any person attending the meeting or ensure that the business of the meeting is conducted in an orderly manner.

58.3 The chairman of the meeting must adjourn a general meeting if directed to do so by the meeting.

58.4 When adjourning a general meeting, the chairman of the meeting must -

(a) either specify the time and place to which it is adjourned or state that it is to continue at a time and place to be fixed by the directors; and

(b) have regard to any directions as to the time and place of any adjournment which have been given by the meeting.

58.5 If the continuation of an adjourned meeting is to take place more than 14 days after it was adjourned, the company must give at least seven clear days' notice of it (that is, excluding the day of the adjourned meeting and the day on which the notice is given) -

(a) to the same persons to whom notice of the company's general meetings is required to be given; and

(b) containing the same information which such notice is required to contain.

58.6 No business may be transacted at an adjourned general meeting which could not properly have been transacted at the meeting if the adjournment had not taken place.

VOTING AT GENERAL MEETINGS

59 VOTING: GENERAL

59.1 A resolution put to the vote of a general meeting must be decided on a show of hands unless a poll is duly demanded in accordance with the Articles.

59.2 No voting rights attached to a share may be exercised at any general meeting, at any adjournment of it, or on any poll called at or in relation to it, unless all amounts presently payable to the company in respect of that share have been paid.

60 ERRORS AND DISPUTES

60.1 No objection may be raised to the qualification of any person voting at a general meeting except at the meeting or adjourned meeting at which the vote objected to is tendered, and every vote not disallowed at the meeting is valid.

60.2 Any such objection must be referred to the chairman of the meeting, whose decision is final.

61 POLL VOTES

61.1 A poll on a resolution may be demanded -

(a) in advance of the general meeting where it is to be put to the vote; or

(b) at a general meeting, either before a show of hands on that resolution or immediately after the result of a show of hands on that resolution is declared.

61.2 A poll may be demanded by -

(a) the chairman of the meeting;

(b) the directors;

(c) two or more persons having the right to vote on the resolution; or

(d) any member present in person or by proxy or by means of a duly authorised representative who is entitled to vote on the relevant resolution.

61.3 A demand for a poll may be withdrawn if -

(a) the poll has not yet been taken; and

(b) the chairman of the meeting consents to the withdrawal,

and a demand so withdrawn will not invalidate the results of a show of hands declared before the demand was made.

61.4 Polls must be taken immediately and in such manner as the chairman of the meeting directs.

62 CONTENT OF PROXY NOTICES

62.1 Proxies may only validly be appointed by a notice in writing (a '**proxy notice**') which -

(a) states the name and address of the shareholder appointing the proxy;

(b) identifies the person appointed to be that shareholder's proxy and the general meeting in relation to which that person is appointed;

(c) is signed by or on behalf of the shareholder appointing the proxy, or is authenticated in such manner as the directors may determine; and

(d) is delivered to the company in accordance with the Articles and any instructions contained in the notice of the general meeting to which they relate.

62.2 Subject to any instructions in the notice of general meeting to which the proxy notice relates, such proxy notice (and any authentication required by the directors) must be received at the address specified by the company in the notice of meeting or in the proxy notice not less than 48 hours before the time for holding the meeting (or adjourned meeting) at which the proxy appointed by the proxy notice is to vote; and any proxy notice received at that address less than 48 hours before the time for holding the meeting (or adjourned meeting) shall not be valid (unless accepted as valid under Article 62.3). In calculating the periods mentioned in this Article and subject to anything to the contrary in such notice of general meeting, there shall be taken into account any part of a day that is not a working day.

62.3 A proxy notice which does not comply with the provisions of Article 62.1 or 62.2 may, in their discretion, be accepted as valid by the directors at any time before the meeting to which it relates.

62.4 The company may require proxy notices to be delivered in a particular form, and may specify different forms for different purposes.

62.5 Proxy notices may specify how the proxy appointed under them is to vote (or that the proxy is to abstain from voting) on one or more resolutions.

62.6 Unless a proxy notice indicates otherwise, it must be treated as -

(a) allowing the person appointed under it as a proxy discretion as to how to vote on any ancillary or procedural resolutions put to the meeting; and

(b) appointing that person as a proxy in relation to any adjournment of the general meeting to which it relates as well as the meeting itself.

63 DELIVERY OF PROXY NOTICES

63.1 A person who is entitled to attend, speak or vote (either on a show of hands or on a poll) at a general meeting remains so entitled in respect of that meeting or any adjournment of it, even though a valid proxy notice has been delivered to the company by or on behalf of that person.

63.2 An appointment under a proxy notice may be revoked by delivering to the company a notice in writing given by or on behalf of the person by whom or on whose behalf the proxy notice was given.

63.3 A notice revoking a proxy appointment only takes effect if it is delivered before the start of the meeting or adjourned meeting to which it relates.

63.4 If a proxy notice is not executed by the person appointing the proxy, it must be accompanied by written evidence of the authority of the person who executed it to execute it on the appointor's behalf.

64 AMENDMENTS TO RESOLUTIONS

64.1 An ordinary resolution to be proposed at a general meeting may be amended by ordinary resolution if -

(a) notice of the proposed amendment is given to the company in writing by a person entitled to vote at the general meeting at which it is to be proposed not less than 48 hours before the meeting is to take place (or such later time as the chairman of the meeting may determine); and

(b) the proposed amendment does not, in the reasonable opinion of the chairman of the meeting, materially alter the scope of the resolution.

64.2 A special resolution to be proposed at a general meeting may be amended by ordinary resolution, if -

(a) the chairman of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed; and

(b) the amendment does not go beyond what is necessary to correct a grammatical or other non-substantive error in the resolution.

64.3 If the chairman of the meeting, acting in good faith, wrongly decides that an amendment to a resolution is out of order, the chairman's error does not invalidate the vote on that resolution.

PART 5
ADMINISTRATIVE ARRANGEMENTS

65 MEANS OF COMMUNICATION TO BE USED

65.1 Subject to the Articles, anything sent or supplied by or to the company under the Articles may be sent or supplied in any way in which the Companies Act 2006 provides for documents or information which are authorised or required by any provision of that Act to be sent or supplied by or to the company.

65.2 Subject to the Articles, any notice or document to be sent or supplied to a director in connection with the taking of decisions by directors may also be sent or supplied by the means by which that director has asked to be sent or supplied with such notices or documents for the time being.

65.3 A director may agree with the company that notices or documents sent to that director in a particular way are to be deemed to have been received within a specified time of their being sent, and for the specified time to be less than 48 hours.

65.4 The company may send or supply documents or information to shareholders by making them available on a website, subject to compliance in each case with the company's notification obligations under paragraph 13 of Schedule 5 of the Companies Act 2006.

65.5 Any notice, document or other information will be deemed served on or delivered to the intended recipient -

(a) if properly addressed and sent by prepaid United Kingdom first class post to an address in the United Kingdom, 48 hours after it was posted;

(b) if addressed either -

(i) to an address outside the United Kingdom; or

(ii) from outside the United Kingdom to an address within the United Kingdom;

five business days after posting, provided (in each case) it was sent by reputable international overnight courier addressed to the intended recipient, delivery in at least five working days was guaranteed at the time of sending and the sending party receives a confirmation of delivery from the courier service provider;

(c) if properly addressed and delivered by hand, when it was given or left at the appropriate address;

(d) if properly addressed and sent or supplied by electronic means, 48 hours after the document or information was sent or supplied; and

(e) if sent or supplied by means of a website, when the material is first made available on the website or (if later) when the recipient receives (or is deemed to have received) notice of the fact that the material is available on the website.

65.6 For the purposes of this Article, no account shall be taken of any part of a day that is not a working day.

65.7 The accidental failure to send, or the non-receipt by any person entitled to, any notice of or other document or information relating to any meeting or other proceeding shall not invalidate the relevant meeting or proceeding.

66 COMPANY SEALS

66.1 Any common seal may only be used by the authority of the directors.

66.2 The directors may decide by what means and in what form any common seal is to be used.

66.3 Unless otherwise decided by the directors, if the company has a common seal and it is affixed to a document, the document must also be signed by at least one authorised person in the presence of a witness who attests the signature.

66.4 For the purposes of this Article, an authorised person is -

(a) any director of the company;

(b) the company secretary (if any); or

(c) any person authorised by the directors for the purpose of signing documents to which the common seal is applied.

67 NO RIGHT TO INSPECT ACCOUNTS AND OTHER RECORDS

67.1 Except as provided by law or authorised by the directors or an ordinary resolution of the company, no person is entitled to inspect any of the company's accounting or other records or documents merely by virtue of being a shareholder.

68 PROVISION FOR EMPLOYEES ON CESSATION OF BUSINESS

68.1 The directors may decide to make provision for the benefit of persons employed or formerly employed by the company or any of its subsidiaries (other than a director or former director or shadow director) in connection with the cessation or transfer to any person of the whole or part of the undertaking of the company or that subsidiary.

DIRECTORS' INDEMNITY AND INSURANCE

69 INDEMNITY

69.1 Subject to Article 69.2, a relevant director or relevant secretary of the company or an associated company may be indemnified out of the company's assets against -

(a) any liability incurred by that director or secretary in connection with any negligence, default, breach of duty or breach of trust in relation to the company or an associated company;

(b) any liability incurred by that director or secretary in connection with the activities of the company or an associated company in its capacity as a trustee of an occupational pension scheme (as defined in section 235(6) of the Companies Act 2006);

(c) any other liability incurred by that director or secretary as an officer of the company or an associated company.

69.2 This Article does not authorise any indemnity which would be prohibited or rendered void by any provision of the Companies Acts or by any other provision of law.

69.3 In this Article -

(a) companies are associated if one is a subsidiary of the other or both are subsidiaries of the same body corporate;

(b) a **'relevant director'** means any director or former director of the company or an associated company; and

(c) a **'relevant secretary'** means any company secretary or former company secretary of the company or an associated company.

70 INSURANCE

70.1 The directors may decide to purchase and maintain insurance, at the expense of the company, for the benefit of any relevant director or relevant secretary in respect of any relevant loss.

70.2 In this Article -

(a) a **'relevant director'** means any director or former director of the company or an associated company;

(b) a **'relevant secretary'** means any company secretary or former company secretary of the company or an associated company;

(c) a **'relevant loss'** means any loss or liability which has been or may be incurred by a relevant director or a relevant secretary in connection with that director's or secretary's duties or powers in relation to the company, any associated company or any pension fund or employees' share scheme of the company or associated company; and

(d) companies are associated if one is a subsidiary of the other or both are subsidiaries of the same body corporate.


Guernsey Registry

Guernsey Registry

Market Building
PO Box 451, Fountain Street
St. Peter Port, Guernsey,
GY1 3GX
Tel: +44 1481 743800
Fax: +44 1481 743801
Email: enquiries@guernseyregistry.com
www.guernseyregistry.com


COMMERCE AND EMPLOYMENT
A STATES OF GUERNSEY GOVERNMENT DEPARTMENT

Certificate of Incorporation

I hereby certify that, pursuant to section 20 of The Companies (Guernsey) Law 2008, that:

Company Name: THE CHANNEL ISLANDS SECURITIES EXCHANGE LIMITED

Registration Number: 57524

was incorporated on: Thursday, November 14, 2013

Signature:

Alan Bougourd
Registrar
Thursday, November 14, 2013



Cutting edge technology with historic integrity

14-Nov-2013 10:16:19

THE COMPANIES (GUERNSEY) LAW, 2008, AS AMENDED

COMPANY LIMITED BY SHARES

MEMORANDUM OF INCORPORATION

of

THE CHANNEL ISLANDS SECURITIES EXCHANGE LIMITED

Registered this 14th day of November 2013

THE COMPANIES (GUERNSEY) LAW, 2008, AS AMENDED

COMPANY LIMITED BY SHARES

MEMORANDUM OF INCORPORATION

of

THE CHANNEL ISLANDS SECURITIES EXCHANGE LIMITED

1. The name of the Company is THE CHANNEL ISLANDS SECURITIES EXCHANGE LIMITED.

2. The Registered Office of the Company will be situate in Guernsey.

3. The Company is a non-cellular company.

4. The liability of each Member is limited to the amount (if any) for the time being unpaid on the shares held by him.

5. The objects and powers of the Company are not restricted.

6. The Founder Member shall be MemberCo One Limited who shall take on formation one Ordinary Share in the capital of the Company for cash at £1.00.

Subscribed by:

MemberCo One Limited)
1 Le Marchant Street)
St Peter Port)
Guernsey)
GY1 4HP) ______________________


Guernsey Registry

Guernsey Registry

Market Building
PO Box 451, Fountain Street
St. Peter Port, Guernsey,
GY1 3GX
Tel: +44 1481 743800
Fax: +44 1481 743801
Email: enquiries@guernseyregistry.com
www.guernseyregistry.com

Certificate Of Change of Name

I hereby certify that on Monday, March 6, 2017 pursuant to section 25 of the Companies (Guernsey) Law 2008 THE CHANNEL ISLANDS SECURITIES EXCHANGE LIMITED, registration number 57524, changed its name to The International Stock Exchange Group Limited

Signature:

Alan Bougourd
Registrar
Monday, March 6, 2017


Guernsey
Registry

THE COMPANIES (GUERNSEY) LAW, 2008, AS AMENDED

COMPANY LIMITED BY SHARES

ARTICLES OF INCORPORATION

of

THE INTERNATIONAL STOCK EXCHANGE GROUP LIMITED

Registered this 24 day of April 2025

THE COMPANIES (GUERNSEY) LAW, 2008, AS AMENDED

COMPANY LIMITED BY SHARES

ARTICLES OF INCORPORATION

of

THE INTERNATIONAL STOCK EXCHANGE GROUP LIMITED

THE COMPANIES (GUERNSEY) LAW, 2008, AS AMENDED

COMPANY LIMITED BY SHARES

ARTICLES OF INCORPORATION

of

THE INTERNATIONAL STOCK EXCHANGE GROUP LIMITED

1. STANDARD ARTICLES

The standard Articles prescribed pursuant to Section 16(2) of the Law shall be excluded in their entirety.

2. INTERPRETATION

In these Articles the following words shall bear the following meanings if not inconsistent with the subject or context:-

Words	**Meanings**
accounts	means either individual accounts prepared in accordance with Section 243 of the Law or consolidated accounts prepared in accordance with Section 244 of the Law.
Articles	these articles of incorporation as now framed and at any time altered.
at any time	at any time or times and includes for the time being and from time to time.
Auditors	the auditors, if any, engaged in accordance with the Law and these Articles.
Board	the Directors at any time or the Directors present at a duly convened meeting at which a quorum is present.
clear days	in relation to the period of notice means that period excluding the day when notice is given or deemed to be given and the day for which it is given or on which it is to take effect.
Director	includes alternate Director.
dividend	includes bonus.
executors	includes administrators.
financial year	(a) firstly, the period beginning on the date on which the Company was

incorporated and ending within eighteen (18) months of that date; and

(b) thereafter, the period beginning on the day after its previous financial year ended and ending within eighteen (18) months of that date;

as determined from time to time by the Board.

Law	The Companies (Guernsey) Law, 2008 as amended extended or replaced and any Ordinance statutory instrument or regulation made thereunder.
Liquidator	includes joint liquidators.
Member	means a registered holder of an Ordinary Share in the capital of the Company (excluding, for the avoidance of doubt, the Non-Participating Member).
Memorandum	the memorandum of incorporation of the Company.
Month	calendar month.
Office	the registered office at any time of the Company.
ordinary resolution	a resolution passed by a simple majority in accordance with Section 176 of the Law.
Ordinary Shares	the ordinary shares of £1.00 each issued by the Company.
Probate	includes Letters of Administration.
Proxy	includes attorney.
Register	the register of members kept pursuant to the Law.
Seal	the common seal of the Company.
Secretary	any person designated by the Board as such.
shares	the Ordinary Shares and/or the Non-Participating Share, as applicable, and each of them a share.
special resolution	a resolution passed by a majority of not less than 75% in accordance with Section 178 of the Law.
subsidiary	has the meaning given under Section 531 of the Law.
Non-Participating Member	the States of Guernsey (acting by and through the Policy & Resources Committee or such other committee as the States may determine from time to time) or its successor or assign.

Non-Participating Share	the non-participating share of £1.00 issued to the Non-Participating Member.
unanimous resolution	a resolution agreed to by every Member of the Company in accordance with Section 180 of the Law.
waiver resolution	a resolution passed by a majority of not less than 90% in accordance with Section 179 of the Law.

The singular includes the plural and vice versa.

The masculine includes the feminine.

Words importing persons include corporations.

Expressions referring to writing include any mode of representing or reproducing words.

Subject to the above, any words defined in the Law shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

In the event of any conflict between these Articles and the mandatory provisions of the Law, the latter shall prevail.

Where a Section of the Law is referred to and that Section is amended or renumbered or supplemented, then the reference shall be deemed to refer to the same Section as amended, renumbered or supplemented.

3. AMENDMENTS

The Company's Memorandum and Articles of Incorporation may be amended in accordance with Part IV of the Law.

4. BUSINESS

4.1 Any branch or kind of business which, by the Memorandum or by these Articles, is, either expressly or impliedly, authorised to be undertaken may be undertaken or suspended at any time by the Board.

4.2 The following actions shall only be undertaken by the Company if approved in writing by the Non-Participating Member:

(a) amendment, addition, change, modification or deletion of this Article;

(b) removal of the Company or any subsidiary of the Company from the register of companies in Guernsey for the purpose of becoming incorporated under the law of another district, territory or place;

(c) a change of location of the principal place of business of the Company or any subsidiary of the Company to a place other than within the Bailiwick of Guernsey;

(d) any sale or transfer of shares in, any subsidiary of the Company;

(e) the passing of any resolution by the Members which would have the effect of allowing any subsidiary of the Company to pass into new ownership, including, for the avoidance of doubt, any reconstruction, conversion to a different corporate structure, amalgamation or any resolution to wind up the Company; or

(f) a change of name.

5. SHARE CAPITAL

5.1 The share capital of the Company is:

(a) £5,000,000 divided into 5,000,000 Ordinary Shares of £1.00 each; and

(b) £1.00 divided into 1 Non-Participating Share of £1.00.

5.2 Without prejudice to any special rights previously conferred on the holders of any existing shares and subject to Article 7, any share (or option, warrant or other right in respect of a share) in the Company may be issued with such preferred, deferred or other special rights or restrictions, whether as to dividend, voting, return of capital or otherwise, as the Board may determine. To the extent required by Sections 292 and 293 of the Law, the Board is authorised to issue shares (or options, warrants or other rights in respect of shares) subject only to any limitation in Article 5.1, which authority shall expire five (5) years after the date of incorporation or the date of adoption of these Articles; in the event that the restrictions in Section 292(3)(a) and/or (b)(i) are amended or removed, such authority shall be to the extent and for as long as is legally permissible. This authority may be further extended in accordance with the provisions of the Law.

5.3 The Board may, in any twelve (12) month period, issue up to twenty (20) per cent of the number of Ordinary Shares already in issue in the Company and in respect of which, the pre-emption rights in Article 7 will not apply.

6. NON-PARTICIPATING SHARE

6.1 The Non-Participating Share shall only be issued at par value of £1.00 and only to the Non-Participating Member or a nominee of the Non-Participating Member.

6.2 The Non-Participating Share may only be transferred with the sanction of the Board.

6.3 The Non-Participating Share shall only carry voting rights where specifically provided for in the Law.

6.4 The Non-Participating Share shall carry no right to receive any dividend and on a winding up, only the par value thereof shall be payable to the Non-Participating Member and the Non-Participating Member shall not be entitled to participate in any surplus assets of the Company.

6.5 The Non-Participating Member may authorise such person as it thinks fit to act as its representative at any meeting of the Company or to approve any resolution submitted in writing and the person so authorised shall be entitled to exercise on behalf of the corporation which he represents the same powers (other than to appoint a proxy) as the Non- Participating Member could exercise if it were an individual Member of the Company.

7. ISSUE OF SHARES AND PRE-EMPTION RIGHTS

7.1 Subject to the authority conferred by Article 5 and Article 7.2, or any extension thereof, the unissued shares shall be at the disposal of the Board which may allot, grant options, warrants or other rights over or otherwise dispose of them to such persons on such terms and conditions and at such times as the Board determines but so that no share shall be issued at a discount except in accordance with the Law and so that the amount payable on application on each share shall be fixed by the Board.

7.2 Subject to the authority conferred by Article 5.3 and unless otherwise determined by special resolution of the Company in general meeting or by a written resolution of all the Members and subject as provided in Articles 7.4 and 7.5, any shares available for issue from time to time shall, before they are issued, be offered to all the holders of shares in the Company in proportion to the number of the shares held by them respectively (and such offer shall be at the same price and on the same terms to each such holder). Such offer shall be made by notice specifying the number of shares offered, the proportionate entitlement of the relevant Member, the price per share and limiting a period (not being less than thirty (30) days) within which the offer, if not accepted, will be deemed to be declined and, after the expiration of such period, the Directors shall offer the shares so declined to the persons who have, within the said period, accepted all the shares offered to them in the same manner as the original offer and limited by a period of not less than fourteen (14) days. If any shares comprised in such further offer are declined or deemed to be declined such further offer shall be withdrawn in respect of such shares. At the expiration of the time limited by the notice(s) the Directors shall allot the shares so offered to or amongst the Members who have notified their willingness to take all or any of such shares in accordance with the terms of the offer. No Member shall be obliged to take more than the maximum number of shares he has indicated his willingness to take.

7.3 Any shares not accepted pursuant to Article 7.2 and any shares released from the provisions of this Article by special resolution or written resolution as therein specified shall be at the disposal of the Directors who may allot, grant options over or otherwise dispose of them to such persons at such times and generally on such terms and conditions as they think proper, provided that no shares shall be issued at a discount below par value and provided further that, in the case of shares not accepted as aforesaid, such shares shall not be disposed of on terms which are more favourable to the subscribers thereof than the terms on which they were offered to the Members.

7.4 The discretion of the Directors contained in Article 7.2 as to the allotment and disposal of and the granting of any option over the Company's shares shall, in any event, be subject to the provisions of any agreement relating thereto binding on the Company from time to time and any directions contained in any resolution of the Company.

7.5 Save with the prior written consent of all the Members, no shares shall be allotted on terms that the right to take up the shares allotted may be renounced in favour of, or assigned to, another person and no person entitled to the allotment of a share may direct that such shares be allotted or issued to any other person.

7.6 Subject to the provisions of the Law and these Articles:-

(a) any shares may with the sanction of the Board be issued on terms that they are, or at the option of the Company or the holder are, liable to be redeemed on such terms and in such manner as the Board may determine;

(b) the Company and any of its subsidiary companies may, at the discretion of the Board, give financial assistance directly or indirectly for the purpose of or in connection with the acquisition of shares in the Company or in connection with reducing or discharging any liability incurred in connection with the purchase of shares in the Company; and

(c) subject to Article 5.1, the Company may issue shares of no par value or shares with a par value or a combination of both.

8. REPURCHASE OF SHARES

8.1 The Company may, at the discretion of the Board, purchase any of its own shares, whether or not they are redeemable, and may pay the purchase price in respect of such purchase to the fullest extent permitted by the Law.

8.2 Shares repurchased by the Company may be held as treasury shares and dealt with by the Directors to the fullest extent permitted by the Law.

9. COMMISSIONS

The Company may pay commission in money or shares to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the Company or procuring or agreeing to procure subscriptions, whether absolute or conditional, for any shares in the Company provided that the rate or amount of commission shall be fixed by the Board and disclosed in accordance with the Law. The Company may also pay brokerage charges.

10. TRUSTS

10.1 Without prejudice to Part XXIX of the Law, except as ordered by a court of competent jurisdiction or as required by law, the Company shall not be affected or bound by or be compelled in any way to recognise (even when having notice) any equitable, contingent, future or partial interest in any share (except only as by these Articles or by law otherwise provided) or any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder and whether or not such share shall be entered in the Register as held in trust, nor shall the Company be bound to see to the execution of any trust to which any share may be subject.

10.2 The Directors may serve notice on any Member requiring that Member to disclose to the Company the identity of any person (other than the Member) who has an interest in the shares held by the Member. Any such notice shall require any information in response to such notice to be given within such reasonable time as the Directors may determine. The Directors may be required to exercise their powers under this paragraph on the requisition of Members holding not less than one-tenth of the paid up capital of the Company which carries the right of voting at general meetings.

10.3 If any Member is in default in supplying to the Company the information required by the Company within the prescribed period (which is twenty eight (28) clear days after service of the notice or fourteen (14) clear days if the shares concerned represent 0.25 per cent. or more in nominal value of the issued shares), the Directors in their absolute discretion may serve a direction notice on the Member. The direction notice may direct that in respect of the shares in respect of which the default has occurred (the **default shares**) and any other shares held by the Member, the Member shall not be entitled to vote in general meetings. Where the default shares represent at least 0.25 per cent. of the shares concerned the direction notice may additionally direct that dividends on such shares will be retained by the Company (without interest), and that no transfer of the shares (other than a transfer approved under these Articles) shall be registered until the default is rectified.

10.4 Articles 10.2 and 10.3 are without prejudice to Sections 488 and 489 of the Law, when applicable.

11. CERTIFICATES

11.1 The Board shall make such arrangements for the issue of share certificates as it may, from time to time, deem fit.

11.2 All forms of certificate for shares or debentures or representing any other form of security may, if determined by the Board, be issued under the Seal of the Company and shall be signed autographically unless there shall be in force a resolution of the Board adopting some method of mechanical signature in which event the signatures (if authorised by such resolution) may be effected by the method so adopted.

11.3 In respect of a share held jointly, the Company shall not be bound to issue more than one certificate and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all such holders.

11.4 If a share certificate be defaced lost or destroyed, it may be renewed on payment of such fee and on such terms (if any) as to evidence and indemnity and the payment of expenses as the Board thinks fit.

11.5 The Non-Participating Member shall be entitled to receive within two months after issuance or lodgement of transfer of the Non-Participating Share to the Non-Participating Member (or within such other period as the conditions of issue shall provide) one certificate for its share.

12. LIEN

12.1 The Company shall have a first and paramount lien (extending to all dividends payable) on all shares (not being fully paid) for all moneys, whether presently payable or not, called or payable at a fixed time in respect of those shares and for all the debts and liabilities of the holder to the Company and that whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person (other than such holder) and whether the time for payment or discharge shall have arrived or not and notwithstanding that the same are joint debts or liabilities of such holder and any other person (whether a Member of the Company or not).

12.2 The Company may sell as the Board thinks fit any shares on which the Company has a lien but no sale shall be made unless a sum in respect of which the lien exists is presently payable nor until after a notice in writing demanding payment has been given to the holder of the shares.

12.3 To give effect to any sale, the Board may authorise some person to transfer the shares sold to the purchaser who shall be registered as the holder of the shares comprised in any such transfer and who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings.

13. CALLS ON SHARES

13.1 The Board may at any time make on at least fourteen (14) clear days' notice calls upon the Members in respect of any moneys unpaid on their shares (whether on account of the nominal value or by way of premium and not by the conditions of allotment made payable at fixed times) and each Member shall pay to the Company at the time and place appointed the amount called. A call may be revoked or postponed.

13.2 Joint holders shall be jointly and severally liable to pay calls.

13.3 If a sum called in respect of a share is not paid before or on the day appointed, the person from whom the sum is due shall pay interest from the day appointed to the time of actual payment at such rate as the Board may determine.

13.4 Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date shall, for the purposes of these Articles, be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable and, in the case of non-payment, all the relevant provisions of these Articles as to payment of interest and expenses forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

13.5 The Board may on an issue of shares differentiate between holders as to amount of calls and times of payment.

14. FORFEITURE AND SURRENDER OF SHARES

14.1 If a Member fails to pay any call or instalment on the day appointed, the Board may, at any time during such period as any part remains unpaid, serve notice requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued and any expenses which may have been incurred by the Company by reason of non-payment.

14.2 The notice shall state a further day at least fourteen (14) clear days' after the date of the notice on or before which the payment required by the notice is to be made and the place where the payment is to be made and that in the event of non-payment the shares in respect of which the call was made or instalment is payable will be liable to be forfeited. If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may, at any time before payment has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before the forfeiture.

14.3 Notice of forfeiture shall forthwith be given to the former holder and an entry of such notice and forfeiture shall forthwith be made and dated in the Register opposite the entry of the share; but no forfeiture shall be in any manner invalidated by any omission or neglect to give notice or to make entry.

14.4 A forfeited share shall be deemed to be the property of the Company and may be sold, re-allotted or otherwise disposed of on such terms as the Board shall think fit, with or without all or any part of the amount previously paid on the share being credited as paid, and, at any time before a sale or disposition, the forfeiture may be cancelled.

14.5 A person whose shares have been forfeited shall cease to be a Member in respect of those shares but shall remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable in respect of the shares with interest at such rate as the Board may determine. The Board may enforce payment without any allowance for the value of the shares at the time of forfeiture.

14.6 The forfeiture of a share shall extinguish all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the holder and the Company.

14.7 The Board may accept from any Member on such terms as shall be agreed a surrender of any shares in respect of which there is a liability for calls. Any surrendered share may be disposed of in the same manner as a forfeited share.

14.8 A declaration in writing by a Director or the Secretary that a share has been duly forfeited or surrendered on the date stated in the declaration shall be conclusive evidence of the facts therein as against all persons claiming to be entitled to the shares.

14.9 The Company may receive the consideration given for any share on any sale or disposition and may execute a transfer of the share in favour of the person to whom the same is sold or disposed of and he shall thereupon be registered as the holder and shall not be bound to see to the application of the purchase money nor shall his title be affected by any irregularity or invalidity in forfeiture sale re-allotment or disposal.

15. REGISTER OF MEMBERS

15.1 The Company shall keep the Register and index of Members in accordance with Sections 123-128 of the Law and allow inspection in accordance with Sections 127-128 of the Law. The Company may delegate the maintenance of its Register and index of Members upon such terms as the Board may think fit. In the absence of manifest error, the Register shall be conclusive evidence as to the persons entitled to the shares entered therein.

15.2 Each Member shall inform the Company by means of a notice addressed to the Office of any change in his address and immediately after receipt of that notice the entry of the address of that Member in the Register shall be altered in conformity with the notice given.

15.3 The Register may be closed during such periods as the Board thinks fit not exceeding in all thirty (30) days in any year.

16. TRANSFER AND TRANSMISSION OF SHARES

16.1 All transfers of shares by Members (except for the Non-Participating Member) may be effected by transfer in writing in any form as the Board may accept. Any instrument of transfer shall be signed by or on behalf of the transferor who shall be deemed to remain the holder until the name of the transferee is entered in the Register. A transfer in respect of shares which are not fully paid shall also be signed by the transferee.

16.2 These Articles are subject to, and do not limit or restrict the Company's powers to transfer shares in accordance with the Uncertificated Securities (Guernsey) Regulations, 2009.

16.3 Every instrument of transfer shall be left at the Office or such other place as the Board may prescribe with the certificate (if any) of every share to be transferred and such other evidence as the Board may reasonably require to prove the title of the transferor or his right to transfer the shares; and the transfer and any such certificate shall remain in the custody of the Board but shall be at all reasonable times produced at the request and expense of the transferor or transferee or their respective representatives. A fee determined by the Board may be charged for each transfer and also for the registration of every probate notice power of attorney or document tendered for registration and shall be paid before registration.

16.4 The Board may, in their discretion and without assigning any reasons, refuse to register a transfer of any share to any person of whom they shall not approve as transferee. If the Board refuse to register a transfer of any share, they shall send to the transferee notice of refusal within a reasonable period.

16.5 On the death of a Member, the survivors where the deceased was a joint holder and the executors of the deceased where he was a sole holder, shall be the only persons recognised by the Company as having any title to or interest in his shares; but nothing herein shall release the estate of a deceased joint holder from any liability in respect of any share jointly held.

16.6 A person entitled to shares in consequence of death, disability or insolvency shall not be entitled to receive notice of or to attend or to vote at any meeting or (save as regards the receipt of such dividends as the Board shall not elect to retain) to exercise any of the rights of a holder unless and until he shall have been registered as holder.

16.7 The registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine provided that such registration of transfers shall not be suspended for more than thirty (30) days in any year.

16.8 All instruments of transfer which shall be registered shall be retained by the Company, but any instrument of transfer which the Directors may decline to register shall (except in the case of fraud) be returned to the person depositing the same.

17. UNTRACED SHAREHOLDERS

17.1 The Company shall be entitled to sell (at a price which the Company shall use its reasonable endeavours to ensure is the best obtainable) the shares of a Member or the shares to which a person is entitled by virtue of transmission on death or insolvency or otherwise by operation of law if and provided that:

(a) during the period of not less than six (6) years prior to the date of the publication of the advertisements referred to below (or, if published on different dates, the first thereof) at least three (3) dividends in respect of the shares in question have become payable and no dividend in respect of those shares has been claimed; and

(b) the Company shall following the expiry of such period of six (6) years have inserted advertisements in a national newspaper and/or in a newspaper circulating in the area in which the last known address of the Member or the address at which service of notices may be effected under these Articles is located giving notice of its intention to sell the said shares; and

(c) during the period of three (3) months following the publication of such advertisements (or, if published on different dates, the last thereof) the Company shall have received indication neither of the whereabouts nor of the existence of such Member or person; and

(d) notice shall have been given to the stock exchanges on which the Company is listed, if any.

17.2 The foregoing provisions of this Article are subject to any restrictions applicable under any regulations relating to the holding and/or transferring of securities in any paperless system as may be introduced from time to time in respect of the shares of the Company.

18. ALTERATION OF CAPITAL

18.1 The Company (excluding the Non-Participating Member) at any time may, by ordinary resolution, increase its authorised share capital, if such has been specified, by such sum as the resolution shall prescribe.

18.2 Unless the Company shall have resolved otherwise, any new shares shall be of such amount and have such preference or priority as regards dividends or in the distribution of assets or as to voting or otherwise over any other shares, whether then issued or not, or be subject to such stipulations deferring them to any other shares with regard to dividends or in the distribution of the assets as the Board may determine.

18.3 The Company may by ordinary resolution:-

(a) consolidate and divide all or any of its share capital into shares of larger or smaller amounts than its existing shares;

(b) subject to Article 18.4, subdivide all or any of its shares into shares of a smaller amount;

(c) cancel shares which, at the date of the passing of the resolution, have not been taken up or agreed to be taken up by any person, and diminish the amount of its share capital by the amount of the shares so cancelled;

(d) convert all or any of its shares the nominal amount of which is expressed in a particular currency or former currency into shares of a nominal amount of a different currency, the conversion being effected at the rate of exchange (calculated to not less than three significant figures) current on the date of the resolution or on such other day as may be specified therein;

(e) where its share capital is expressed in a particular currency or former currency, denominate or redenominate it, whether by expressing its amount in units or subdivisions of that currency or former currency, or otherwise.

18.4 In any subdivision under Article 18.3(b), the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as that proportion in the case of the share from which the reduced share was derived.

18.5 The Company may reduce its share capital, any capital account or any share premium account in any manner and with and subject to any authorisation or consent required by the Law.

19. GENERAL MEETINGS

19.1 The first general meeting of the Company shall be held within eighteen (18) months of the date of incorporation as required by the Law and thereafter general meetings shall be held once at least in each subsequent calendar year in accordance with Section 199 of the Law but so that not more than fifteen (15) months may elapse between one annual general meeting and the next. At each such annual general meeting shall be laid copies of the Company's most recent accounts, directors' report and, if applicable, the auditor's report in accordance with Section 252 of the Law. The requirement for an annual general meeting may be waived by the Members in accordance with Section 201 of the Law. Other meetings of the Company shall be called extraordinary general meetings.

19.2 General meetings may be held in Guernsey or elsewhere at the discretion of the Directors.

19.3 A Member participating by video link or telephone conference call or other electronic or telephonic means of communication in a meeting at which a quorum is present shall be treated as having attended that meeting provided that the Members present at the meeting can hear and speak to the participating Member.

19.4 A video link or telephone conference call or other electronic or telephonic means of communication in which a quorum of Members participates and all participants can hear and speak to each other shall be a valid meeting which shall be deemed to take place where the Chairman is present unless the Members resolve otherwise.

19.5 Any general meeting convened by the Board, unless its time shall have been fixed by the Company in general meeting or unless convened in pursuance of a requisition, may be postponed by the Board by notice in writing and the meeting shall, subject to any further postponement or adjournment, be held at the postponed date for the purpose of transacting the business covered by the original notice.

19.6 The Board may, whenever it thinks fit, and shall on the requisition of Members who hold more than ten percent (10%) of such of the capital of the Company as carries the right to vote at general meetings (excluding any capital held as treasury shares) in accordance with Sections 203 and 204 of the Law proceed to convene a general meeting.

20. NOTICE OF GENERAL MEETINGS

20.1 A general meeting of the Company (other than an adjourned meeting) must be called by notice of at least ten (10) clear days.

20.2 A general meeting may be called by shorter notice than otherwise required if all the Members entitled to attend and vote so agree.

20.3 Notices and other documents may be sent in electronic form or published on a website in accordance with Section 208 of the Law.

20.4 Notice of a general meeting of the Company must be sent to:-

(a) every Member entitled to attend and vote thereat; and

(b) every Director.

20.5 In Article 20.4, the reference to Members includes only persons registered as a Member.

20.6 Notice of a general meeting of a company must:-

(a) state the time and date of the meeting;

(b) state the place of the meeting;

(c) specify any special business to be put to the meeting (as defined in Article 21.1);

(d) contain the information required under Section 178(6)(a) of the Law in respect of a resolution which is to be proposed as a special resolution at the meeting;

(e) contain the information required under Section 179(6)(a) of the Law in respect of a resolution which is to be proposed as a waiver resolution at the meeting; and

(f) contain the information required under Section 180(3)(a) of the Law in respect of a resolution which is to be proposed as a unanimous resolution at the meeting.

20.7 Notice of a general meeting must state the general nature of the business to be dealt with at the meeting.

20.8 Where, by any provision of the Law, special notice is required of a resolution, the resolution is not effective unless notice of the intention to move it has been given to the Company at least twenty-eight (28) clear days before the date of the meeting at which it is moved.

20.9 The Company must, where practicable, give its Members entitled to vote thereon notice of any such resolution in the same manner and at the same time as it gives notice of the meeting.

20.10 Where that is not practicable, the Company must give its Members entitled to vote thereon notice at least fourteen (14) clear days before the meeting –

(a) by notice in La Gazette Officielle, or

(b) in any other manner deemed appropriate by the Board.

20.11 If, after notice of the intention to move such a resolution has been given to the Company, a meeting is called for a date twenty-eight (28) clear days or less after the notice has been given, the notice is deemed to have been properly given, though not given within the time required.

20.12 In every notice calling a meeting of the Company there must appear a statement informing the Member of:-

(a) his rights to appoint a proxy under these Articles and Section 222 of the Law; and

(b) the right to appoint more than one proxy.

20.13 The accidental omission to give notice of any meeting to or the non receipt of such notice by any Member shall not invalidate any resolution or any proposed resolution otherwise duly approved.

21. PROCEEDINGS AT GENERAL MEETINGS

21.1 The ordinary business of a general meeting shall be to receive and consider the profit and loss account and the balance sheet of the Company and the reports of the Directors and the Auditors, if any, to elect Directors and appoint Auditors in the place of those retiring, to fix the remuneration of the Directors and Auditors, to sanction or declare dividends (if required by these Articles) and to transact any other ordinary business which ought to be transacted at such meeting. All other business shall be deemed special and shall be subject to notice as hereinbefore provided.

21.2 The quorum for a general meeting shall be one (1) or more Members present in person or by proxy and holding 5% or more of the voting rights available at such meeting whether or not the Company has one Member.

21.3 If, within half an hour after the time appointed for the meeting, a quorum is not present, the meeting, if convened by or upon a requisition, shall be dissolved. If otherwise convened, it shall stand adjourned for fourteen (14) clear days at the same time and place and no notice of adjournment need be given (or if that day is not a business day in the location of the meeting, to the next business day). The quorum at any such adjourned meeting shall be such Member or Members who shall attend in person or by proxy.

21.4 The chairman of any general meeting shall be either:-

(a) the chairman of the Board;

(b) in the absence of the chairman of the Board, or if the Board has no chairman, then the Board shall nominate one of their number to preside as chairman;

(c) if neither the chairman of the Board nor the nominated Director is present at the meeting, then the Directors present at the meeting shall elect one of their number to be the chairman;

(d) if only one Director is present at the meeting, then he shall be chairman of the general meeting; or

(e) if no Directors are present at the meeting, then the Members present shall elect a chairman of the meeting by an ordinary resolution.

21.5 The chairman of the general meeting shall conduct the meeting in such a manner as, subject to the Law, he thinks fit and may adjourn the meeting from time to time and limit the time for Members to speak.

21.6 The Board may determine in respect of any general meeting or meetings or generally that a list of the names and addresses of the Members shall not be made available for inspection.

21.7 A Director of the Company shall be entitled to attend and speak at any general meeting regardless of whether that Director is a Member of the Company.

21.8 The chairman may, with the consent of any meeting at which a quorum is present, and shall if so directed by the meeting, adjourn the meeting at any time and to any place. When a meeting is adjourned for more than fourteen (14) clear days or where business other than the business left unfinished at the meeting from which the adjournment took place is to be put to the adjournment meeting, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

21.9 At any meeting, a resolution put to the vote shall be decided by a show of hands or by a poll at the option of the chairman. Nevertheless before or on the declaration of the result a poll may be demanded:-

(a) by the chairman; or

(b) by not less than five (5) Members having the right to vote on the resolution; or

(c) by a Member or Members representing not less than ten (10) per cent. of the total voting rights of all Members having the right to vote on the resolution.

21.10 The demand for a poll may be withdrawn.

21.11 Unless a poll is demanded, a declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously or by a particular majority or lost and an entry to that effect in the minute book, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded.

21.12 A poll, if demanded, shall be taken at the meeting at which the same is demanded or at such other time and place as the chairman shall direct and the result shall be deemed the resolution of the meeting.

21.13 The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

21.14 If a poll shall be duly demanded on the election of a chairman or on any question of adjournment, it shall be taken at once.

21.15 In case of an equality of votes on a poll, the chairman shall have a second or casting vote.

22. VOTES OF MEMBERS

22.1 On a show of hands, every Member (excluding the Non-Participating Member) present in person or by proxy shall have one vote subject to any special voting powers or restrictions.

22.2 On a poll, every Member (excluding the Non-Participating Member) present in person or by proxy shall have one vote for each share held by him subject to any special voting powers or restrictions.

22.3 Where there are joint registered holders of any shares, such persons shall not have the right of voting individually in respect of such share but shall elect one of their number to represent them and to vote whether in person or by proxy in their name. In default of such election the person whose name stands first on the Register shall alone be entitled to vote.

22.4 Any Member, being incapable or of unsound mind, may vote by his curator or other legal guardian. Any of such persons may vote either personally or by proxy.

22.5 On a poll, votes may be given either personally or by proxy and a Member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. A proxy need not be a Member. An instrument of proxy may be valid for one or more meetings.

22.6 No Member shall be entitled to be present or take part in any proceedings or vote, either personally or by proxy, at any meeting unless all calls due from him have been paid.

22.7 No Member shall be entitled to vote in respect of any shares that he has acquired unless he has been registered in the Register as their holder.

22.8 No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered and every vote not disallowed shall be valid for all purposes. Any objection made in due time shall be referred to the chairman whose decision shall be final and binding.

23. PROXIES

23.1 A Member is entitled to appoint another person as his proxy to exercise all or any of his rights to attend and to speak and vote at a meeting of the Company. A Member may appoint more than one proxy in relation to a meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him.

23.2 The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or if the appointor is a corporation under the hand of an officer or attorney duly authorised.

23.3 The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority shall be deposited at the Office or such other venue as the Board may specify not less than forty eight (48) hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll, not less than twenty four (24) hours before the time appointed for the taking of the poll and in default, unless the Board directs otherwise, the instrument of proxy shall not be treated as valid.

23.4 The instrument appointing a proxy may be in any form which the Board may approve and may include an instruction by the appointor to the proxy either to vote for or against any resolution to be put to the meeting.

23.5 The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll and shall be as valid for any adjournment as for the meeting to which it relates.

23.6 Without prejudice to Section 226 of the Law, a vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or disability of the principal or revocation of the proxy or of the authority under which the proxy was executed provided that no intimation in writing of such death disability or revocation shall have been received by the Company at the Office before the commencement of the meeting or adjournment or the taking of the poll at which the proxy is used.

23.7 Any corporation which is a Member may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or to approve any resolution submitted in writing and the person so authorised shall be entitled to exercise on behalf of the corporation which he represents the same powers (other than to appoint a proxy) as that corporation could exercise if it were an individual Member of the Company.

24. WRITTEN RESOLUTIONS

24.1 Resolutions of the Members may be approved in writing if so determined by the Directors or the Members in accordance with Part XIII of the Law and every Member voting thereon shall have one vote for each share subject to any special voting powers or restrictions.

24.2 Notice specifying the proposed resolution in writing may be sent by the Company to Members by post or by facsimile or such other telephonic or electronic means of written communications as the Board may, subject to the Law, determine at any time.

24.3 Notices of proposed written resolutions forwarded by post shall be sent to the address of such Members entered in the Register. Notices forwarded by any telephonic or electronic means of written communication shall be forwarded to such destination as the Member in question may at any time designate in writing signed by him.

24.4 Notices of proposed written resolutions shall incorporate or be accompanied by an instrument to be signed by or on behalf of the Member to who it is addressed for the purpose of approving the same.

24.5 Any notice of a proposed written resolution shall specify a date and time (whether greater or lesser than any period for the time being prescribed by the Law) at which the instrument or instruments signed by or on behalf of the Members voting in favour thereof shall be counted and at which the resolution if approved by the requisite majority shall become effective. No instrument received or signature appended thereto after such time shall be counted.

24.6 Notwithstanding anything else contained herein (and in particular the method of sending the notice of and instrument for approving the written resolution to Members) all such instruments containing such approval shall be in writing and signed by the Member or Members in question. The signature of a Member shall be acceptable for such purposes if received by facsimile telephonic transmission or in any other way specified in the notice.

24.7 The accidental omission to give notice of any proposed written resolution to or the non receipt of such notice by any Member shall not invalidate any resolution or any proposed resolution otherwise duly approved.

25. NUMBER, APPOINTMENT AND QUALIFICATION OF DIRECTORS

25.1 The first Directors of the Company shall be specified in the application for incorporation prepared in accordance with Section 17 of the Law. Unless a sole Director is specified in the application for incorporation and until otherwise determined by the Board, the number of Directors shall be not less than two (2).

25.2 The Board shall have power at any time to appoint any person eligible in accordance with Section 137 of the Law to be a Director either to fill a casual vacancy or as an addition to the existing Directors but so that the total number of Directors shall not at any time exceed the number, if any, fixed pursuant to these Articles. Any Director so appointed shall hold office only until the next following annual general meeting and shall then be eligible for re-election.

25.3 No person other than a Director retiring at a general meeting shall, unless recommended by the Directors, be eligible for election by the Company to the office of Director unless, not less than fourteen (14) clear days before the date appointed for the meetings there shall have been left at the Office notice in writing signed by a Member duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election together with notice in writing signed by that person of his willingness to be elected.

25.4 Without prejudice to the powers of the Board, the Company in general meeting may appoint any person to be a Director either to fill a casual vacancy or as an additional Director.

25.5 A share qualification for a Director may be fixed by the Company in general meeting and unless and until so fixed no qualification shall be required.

26. REMUNERATION OF DIRECTORS

26.1 The ordinary remuneration of the Directors who do not hold executive office for their services (excluding amounts payable under any other sub-paragraph of these Articles) shall not exceed in aggregate £200,000 per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Such remuneration shall be deemed to accrue from day to day.

26.2 The Directors shall also be entitled to be repaid all reasonable out of pocket expenses properly incurred by them in or with a view to the performance of their duties or in attending meetings of the Board or of committees or general meetings.

26.3 If any Director, having been requested by the Board, shall render or perform extra or special services or shall travel or go to or reside in any country not his usual place of residence for any business or purpose of the Company, he shall be entitled to receive such sum as the Board may think fit for expenses and also such remuneration as the Board may think fit, either as a fixed sum or as a percentage of profits or otherwise, and such remuneration may, as the Board shall determine, be either in addition to or in substitution for any other remuneration which he may be entitled to receive.

27. INDEMNITIES

27.1 The Directors, Secretary and officers for the time being of the Company and their respective heirs and executors shall, to the extent permitted by Section 157 of the Law, be fully indemnified out of the assets and profits of the Company from and against all actions expenses and liabilities which they or their respective heirs or executors may incur by reason of any contract entered into or any act in or about the execution of their respective offices or trusts except such (if any) as they shall incur by or through their own negligence, default, breach of duty or breach of trust respectively and none of them shall be answerable for the acts receipts neglects or defaults of the others of them or for joining in any receipt for the sake of conformity or for any bankers or other person with whom any moneys or assets of the Company may be lodged or deposited for safe custody or for any bankers or other persons into whose hands any money or assets of the Company may come or for any defects of title of the Company to any property purchased or for insufficiency or deficiency of or defect in title of the Company to any security upon which any moneys of the Company shall be placed out or invested or for any loss misfortune or damage resulting from any such cause as aforesaid or which may happen in or about the execution of their respective offices or trusts except the same shall happen by or through their own negligence, default, breach of duty or breach of trust.

27.2 The Directors may agree to such contractual indemnities for the benefit of the Secretary, officers, employees and other agents and contracting parties as they may from time to time, deem fit.

27.3 Notwithstanding Article 27.1, the Board may purchase and maintain, at the expense of the Company, insurance for the benefit of the Directors, Secretary, officers, employees and other agents and/or to cover corporate reimbursement of such Directors, Secretary, officers, employees and other agents.

28. REGISTERS OF DIRECTORS

The Directors or Secretary shall cause to be maintained a register of Directors in accordance with Sections 143 and 147 of the Law.

29. BORROWING POWERS OF THE BOARD

29.1 The Board may exercise all the powers of the Company to borrow money and to mortgage, hypothecate, pledge or charge all or part of its undertaking property and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any liability or obligation of the Company or of any third party.

30. OTHER POWERS AND DUTIES OF THE BOARD

30.1 The business of the Company shall be managed by the Board who may exercise all such powers of the Company as are not required to be exercised by the Company in general meeting subject nevertheless to these Articles and to the Law and to such regulations as may be prescribed by the Company in general meeting but no regulation so made shall invalidate any prior act of the Board. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

30.2 The Board may arrange that any branch of the business carried on by the Company or any other business in which the Company may be interested shall be carried on by or through one or more subsidiary companies and the Board may on behalf of the Company make such arrangements as it thinks advisable for taking the profits or bearing the losses of any branch or business so carried on or for financing, assisting or subsidising any such subsidiary company or guaranteeing its contracts, obligations or liabilities.

30.3 The Board may establish any local boards or committees for managing any of the affairs of the Company and may appoint any one or more of its number or any other persons to be members of such local boards or committees and may fix their remuneration and may delegate to any local board or committee any of the powers, authorities and discretions vested in the Board, with power to sub-delegate, and may authorise the members of any local board or committee to fill any vacancies and to act notwithstanding vacancies and any such appointment or delegation may be made upon such terms and subject to such conditions as the Board may think fit and the Board may remove any person so appointed and may annul or vary any such delegation but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby. The provisions of Article 33 shall apply to meetings of such local boards and committees mutatis mutandis save as varied by the Board.

30.4 The Board may:-

(a) at any time, by power of attorney given under the hand of such person or persons duly authorised by the Board in that behalf, appoint any person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney of the Company for such purposes and with such powers and discretions and for such periods and subject to such conditions as the Board may think fit and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any attorney as the Board may think fit and may also authorise any attorney to sub-delegate all or any of his powers and discretions; or

(b) appoint such other agents, managers and contractors with such powers to sub-delegate as it may deem fit from time to time.

30.5 All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed in such manner as the Board shall, at any time, determine.

30.6 The Board shall cause minutes to be made and maintained at the Office or in such other place in Guernsey as the Board may think fit in books provided for the purpose of all resolutions and proceedings at meetings of the Board and of Board Committees in accordance with Section 154 of the Law.

30.7 The Board shall cause minutes and records of other corporate resolutions to be made and maintained at the Office or in such other place in Guernsey as the Board may think fit in accordance with Sections 228 and 230 of the Law of all proceedings at general meetings or otherwise and all decisions of a sole Member.

30.8 The Board may pay a gratuity, pension or allowance on death or retirement to, and may establish and maintain or procure the establishment and maintenance of any contributory or non-contributory pension or superannuation or life assurance funds or schemes, for the benefit of any persons:-

(a) who are or were at any time in the employment or service of the Company or of any company which is or was a holding or subsidiary company of the Company or of any predecessor in business of any of them; or

(b) who are or were at any time Directors or officers of the Company or of any such other company or predecessor in business and holding any salaried employment or executive office in the Company or such other company or predecessor in business; and the wives, widows, children, dependants or relations of any such persons. The receipt of any such gratuity pension or allowance shall not disqualify any person from being a Director of the Company.

30.9 The Board may also establish and subsidise or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the interests and well-being of the Company or of any such other company as aforesaid or of any such persons as aforesaid and make payments for or towards the insurance of any such persons.

30.10 The Board may do any of the matters aforesaid either alone or in conjunction with any such other company

31. CONFLICTS OF INTEREST

31.1 A Director must, immediately after becoming aware of the fact that he is interested in a transaction or proposed transaction with the Company, disclose to the Board in accordance with Section 162 of the Law:-

(a) if the monetary value of the Director's interest is quantifiable, the nature and monetary value of that interest; or

(b) if the monetary value of the Director's interest is not quantifiable, the nature and extent of that interest.

31.2 Article 31.1 does not apply if:-

(a) the transaction or proposed transaction is between the Director and the Company; and

(b) the transaction or proposed transaction is or is to be entered into in the ordinary course of the Company's business and on usual terms and conditions.

31.3 A general disclosure to the Board to the effect that a Director has an interest (as director, officer, employee, member or otherwise) in a party and is to be regarded as interested in any transaction which may after the date of the disclosure be entered into with that party is sufficient disclosure of interest in relation to that transaction.

31.4 Nothing in Articles 31.1, 31.2 and 31.3 applies in relation to:-

(a) remuneration or other benefit given to a Director;

(b) insurance purchased or maintained for a Director in accordance with Section 158 of the Law; or

(c) qualifying third party indemnity provision provided for a Director in accordance with Section 159 of the Law.

31.5 A Director who is interested in a transaction entered into, or to be entered into, by the Company, may:-

(a) vote on a matter relating to the transaction;

(b) attend a meeting of Directors at which a matter relating to the transaction arises and be included among the Directors present at the meeting for the purpose of a quorum;

(c) sign a document relating to the transaction on behalf of the Company; and

(d) do any other thing in his capacity as a Director in relation to the transaction;

as if the Director was not interested in the transaction.

31.6 Subject to Article 31.7, a Director is interested in a transaction to which the Company is a party if the director:-

(a) is a party to, or may derive a material benefit from, the transaction;

(b) has a material financial interest in another party to the transaction;

(c) is a director, officer, employee or member of another party (other than a party which is an associated company) who may derive a material financial benefit from the transaction;

(d) is the parent, child or spouse of another party who may derive a material financial benefit from the transaction; or

(e) is otherwise directly or indirectly materially interested in the transaction.

31.7 A Director is not interested in a transaction to which the Company is a party if the transaction comprises only the giving by the Company of security to a third party which has no connection with the Director, at the request of the third party, in respect of a debt or obligation of the Company for which the Director or another person has personally assumed responsibility in whole or in part under a guarantee, indemnity or security.

31.8 A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director on such terms as to tenure of office or otherwise as the Directors may determine.

31.9 Subject to due disclosure in accordance with Article 31, no Director or intending Director shall be disqualified by his office from contracting with the Company as vendor purchaser or otherwise nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested render the Director liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established.

31.10 Any Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director PROVIDED THAT nothing herein contained shall authorise a Director or his firm to act as Auditor to the Company.

31.11 Any Director may continue to be or become a director, managing director, manager or other officer or member of any company in which the Company may be interested and (unless otherwise agreed) no such Director shall be accountable for any remuneration or other benefits received by him as a Director, managing director, manager or other officer or member of any such other company.

32. DISQUALIFICATION OF DIRECTORS

32.1 A Director shall cease to hold office:-

(a) if he (not being a person holding for a fixed term an executive office subject to termination if he ceases for any reason to be a Director) resigns his office by written notice signed by him sent to or deposited at the Office;

(b) if he shall have absented himself (such absence not being absence with leave or by arrangement with the Board on the affairs of the Company) from meetings of the Board for a consecutive period of six months and the Board resolves that his office shall be vacated;

(c) if he dies or becomes of unsound mind or incapable;

(d) if he becomes insolvent suspends payment or compounds with his creditors;

(e) if he is requested to resign by written notice signed by all his co-Directors;

(f) if the Company in general meeting shall declare that he shall cease to be a Director; or

(g) if he becomes ineligible to be a Director in accordance with Section 137 of the Law.

32.2 If the Company in general meeting removes any Director before the expiration of his period of office, it or the Board may appoint another person to be a Director in his stead who shall retain his office so long only as the Director in whose stead he is appointed would have held the same if he had not been removed. Such removal shall be without prejudice to any claims such Director may have for damages for breach of any contract of service between him and the Company.

33. PROCEEDINGS OF DIRECTORS

33.1 The Board may meet for the dispatch of business adjourn and otherwise regulate its meetings as it thinks fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman at the meeting shall have a second or casting vote.

33.2 A Director in communication with one or more other Directors so that each Director participating in the communication can hear or read what is said or communicated by each of the others, is deemed to be present at a meeting with the other Directors so participating and, where a quorum is present, such meeting shall be treated as a validly held meeting of the Board and shall be deemed to have been held in the place where the chairman is present.

33.3 The Board shall also determine the notice necessary for its meetings and the persons to whom such notice shall be given.

33.4 A meeting of the Board at which a quorum is present shall be competent to exercise all powers and discretions exercisable by the Board.

33.5 The continuing Directors may act notwithstanding any vacancy but, if and so long as their number is reduced below the minimum number fixed pursuant to these Articles, the continuing Directors may act for the purpose of increasing the number of Directors to that number or of summoning a general meeting but for no other purpose. If there be no Directors able or willing to act, then any Member may summon a general meeting for the purpose of appointing Directors.

33.6 The Board may elect a chairman of their meetings and determine the period for which he is to hold office. If no such chairman be elected or if at any meeting the chairman be not present within five (5) minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

33.7 The Board may delegate any of their powers to committees consisting of such one or more Directors as they think fit. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Board. Subject thereto, this Article 33 shall apply mutatis mutandis to the proceedings of such committees.

33.8 The quorum necessary for the transaction of the business of the Board may be fixed by the Board and unless so fixed shall be two (2) except that where the minimum number of Directors has been fixed at one a sole Director shall be deemed to form a quorum. For the purposes of this Article an alternate appointed by a Director shall be counted in a quorum at a meeting at which the Director appointing him is not present.

33.9 A resolution in writing signed by each Director (or his alternate) entitled to receive notice of a meeting of the Board or by all the members of a committee shall be as valid and effectual as a resolution passed at a meeting of the Board or committee. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors or members of the committee and may be transmitted to the Company by facsimile.

34. CHIEF EXECUTIVE OFFICER

34.1 The Directors shall from time to time appoint a Chief Executive Officer for such period and on such terms as they think fit, and subject to the terms of any agreement entered into in any particular case, may revoke such appointment. Any Chief Executive Officer so appointed shall become ipso facto a director. The appointment of the director so appointed shall be automatically determined if he or she ceases from any cause to be Chief Executive Officer.

34.2 A Chief Executive Officer shall receive such remuneration (whether by way of salary, commission, or participation in profits or partly in one way and partly in another) as the Directors may determine.

34.3 The Directors may entrust to and confer upon a Chief Executive Officer any of the powers exercisable by them upon such terms and conditions and with such restrictions as they may think fit, and either collaterally with or to the exclusion of their own powers and may from time to time revoke, withdraw, alter or vary all or any of such powers.

35. SECRETARY

35.1 A Secretary may be appointed by the Board for such term at such remuneration and upon such conditions as the Board may think fit; and any Secretary may be removed by the Board but without prejudice to any claim which he may have for damages for breach of any contract of service between him and the Company.

35.2 A Secretary shall have such duties as may be mandated by the Law and such other duties, responsibilities and powers as shall be agreed by the Board and the Secretary.

35.3 Any provision of the Law or these Articles requiring or authorising a thing to be done by a Director and the Secretary shall be satisfied by its being done by the same person acting both as Director and as or in the place of the Secretary.

36. RESIDENT AGENT

If Part XXIX of the Law applies to the Company, the Board shall ensure that a resident agent is appointed in accordance with the Law.

37. THE SEAL

If the Board determines to maintain a Seal, it shall provide for the safe custody of the Seal which shall only be used by authority of the Board or of a committee and every instrument to which the Seal shall be affixed shall be signed by any such persons as are authorised by the Board in that behalf. The Board may authorise the use of a duplicate or facsimile Seal for use outside Guernsey in such manner as the Board may at its discretion determine.

38. COMMON SIGNATURE

The common signature of the Company may be either:-

38.1 the name of the Company with the addition of the signature(s) of one or more of the Directors or officers of the Company authorised generally or specifically by the Board for such purpose, or such other person or persons as the Board may from time to time appoint; or

38.2 if the Board resolves that the Company shall have a Seal, it shall be affixed in such manner as these Articles or the Board may from time to time provide.

39. AUTHENTICATION OF DOCUMENTS

Any Director or the Secretary or any person appointed by the Board for the purpose shall have power to authenticate any documents affecting the Company (including the Memorandum and these Articles) and any resolutions passed by the Company or the Board and any books records documents and accounts relating to the business of the Company and to certify copies or extracts as true copies or extracts; and where any books records documents or accounts are elsewhere than at the Office the local manager or other Officer of the Company having their custody shall be deemed to be a person appointed by the Board as aforesaid.

40. DIVIDENDS

40.1 Subject to compliance with Section 304 of the Law, the Board may at any time declare and pay such dividends as appear to be justified by the position of the Company. The Board may also declare and pay any fixed dividend which is payable on any shares of the Company half-yearly or otherwise on fixed dates whenever the position in the opinion of the Board so justifies.

40.2 The method of payment of dividends shall be at the discretion of the Board.

40.3 No dividend shall be paid in excess of the amounts permitted by the Law or approved by the Board.

40.4 Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall be declared and paid pro rata according to the number of shares held by each Member (excluding the Non-Participating Member).

40.5 The Board may deduct from any dividend payable to any Member (excluding the Non-Participating Member) on or in respect of a share all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

40.6 The Board may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the liabilities or obligations in respect of which the lien exists.

40.7 The Board may retain dividends payable upon shares in respect of which any person is entitled to become a Member until such person has become a Member.

40.8 With the sanction of the Company (excluding the Non-Participating Member) in general meeting, any dividend may be paid wholly or in part by the distribution of specific assets and, in particular, of paid-up shares of the Company. Where any difficulty arises in regard to such distribution, the Board may settle the same as it thinks expedient and in particular may fix the value for distribution of such specific assets and may determine that cash payments shall be made to any Members (excluding the Non-Participating Member) upon the footing of the value so fixed in order to adjust the rights of Members (excluding the Non-Participating Member) and may vest any such specific assets in trustees for the Members entitled as may seem expedient to the Board.

40.9 Any dividend, interest or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post to the registered address of the holder or, in the case of joint holders, to the registered address of that one of the joint holders who is first named on the Register. Any one of two or more joint holders may give effectual receipts for any dividends, interest or other moneys payable in respect of their joint holdings.

40.10 No dividend or other moneys payable on or in respect of a share shall bear interest against the Company.

40.11 All unclaimed dividends may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends unclaimed for a period of six (6) years after having been declared shall be forfeited and shall revert to the Company.

41. RESERVES

The Board may, before recommending any dividend, set aside such sums (out of profits or otherwise) as it thinks proper as reserves which shall, at the discretion of the Board, be applicable for any purpose to which such sums may be properly applied and, pending such application, may either be employed in the business of the Company or be invested in such investments as the Board may at any time think fit. The Board may also, without placing the same to reserve, carry forward any profits or other sums which it may think prudent not to distribute.

42. CAPITALISATION OF PROFITS

42.1 The Company in general meeting may, upon the recommendation of the Board, resolve that it is desirable to capitalise any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account or otherwise available for distribution and accordingly that such sums be set free for distribution amongst the Members who would have been entitled thereto if distributed and in the same proportions on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such Members respectively or paying up in full unissued shares of the Company to be allotted and distributed credited as fully paid to and amongst such Members.

42.2 Whenever such resolution shall have been passed, the Board shall make all appropriations and applications of the reserves or profits resolved to be capitalised and all allotments and issues of fully-paid shares and generally shall do all things required to give effect thereto with full power to the Board to authorise any person to enter on behalf of all Members entitled thereto into an agreement with the Company providing for the allotment to them respectively credited as fully paid of any further shares to which they may be entitled upon such capitalisation or (as the case may require) for the payment up by the Company on their behalf by the application thereto of their respective proportions of the amounts resolved to be capitalised of the amounts or any part of the amounts remaining unpaid on their existing shares and any agreement made under such authority shall be effective and binding on all such Members.

43. ACCOUNTS AND REPORTS

43.1 The Board shall maintain accounting records and issue reports in accordance with Part XV of the Law.

43.2 The Company shall keep accounting records which are sufficient to show and explain its transactions and are such as to:-

(a) disclose with reasonable accuracy, at any time, the financial position of the Company at that time; and

(b) enable the Board to ensure that any accounts prepared by the Company are prepared properly and in accordance with any relevant enactment for the time being in force.

43.3 The Company's accounting records shall be kept:-

(a) at the Office; or

(b) at such other place as the Board thinks fit.

43.4 If accounting records are kept at a place outside Guernsey, returns in respect of the business dealt with in the accounting records shall be sent to and kept at a place in Guernsey and those returns shall be such as to:-

(a) disclose with reasonable accuracy the financial position of the business in question at intervals of not more than six (6) months; and

(b) enable the Board to ensure that any accounts prepared by the Company are prepared properly and in accordance with any relevant enactment for the time being in force.

43.5 Accounting records (and, where returns are sent, returns) shall be kept by the Company for a period of at least six (6) years after the date on which they are made.

43.6 Accounting records (and, where returns are sent, returns) shall at all reasonable times be open to inspection by any Director, Secretary or officer of the Company at the place at which they are kept.

43.7 Subject to Section 244 of the Law, the Board of the Company shall prepare accounts of the Company for each of the Company's financial years.

43.8 The accounts shall include:-

(a) a profit and loss account; and

(b) a balance sheet.

43.9 The accounts shall:-

(a) give (and state that they give) a true and fair view;

(b) be in accordance (and state that they are in accordance) with generally accepted accounting principles and state which principles have been adopted; and

(c) comply (and state that they comply) with any relevant enactment for the time being in force.

43.10 The accounts shall be approved by the Board and signed on by at least one (1) Director.

43.11 If the Company is a holding company, the Directors may, if they think fit, prepare consolidated accounts for that Company and all or any of its subsidiaries in accordance with Section 244 of the Law.

43.12 The Board shall prepare a Directors' report for each of the Company's financial years.

43.13 The Directors' report must state the principal activities (if any) of the Company in the course of the financial year and may be in summary form.

43.14 The directors of associated companies may, if they think fit, combine their Directors' reports, and if the combined report states the principal activities of all associated companies, the requirements of this Article are satisfied.

43.15 This Article applies to the Company unless it is exempt from audit in accordance with Section 256 of the Law for the financial year in question.

43.16 The Directors' report must contain a statement to the effect that, in the case of each of the persons who are Directors at the time the report is approved:-

(a) so far as the Director is aware, there is no relevant audit information of which the Auditors are unaware; and

(b) he has taken all the steps he ought to have taken as a Director to make himself aware of any relevant audit information and to establish that the Auditors are aware of that information.

43.17 A Director is regarded as having taken all the steps that he ought to have taken as a Director in order to do the things mentioned in Article 43.16(b) if he has:-

(a) made such enquiries of his fellow Directors and of the Auditors for that purpose; and

(b) taken such other steps (if any) for that purpose, as are required by his duty as a Director of the Company to exercise reasonable care, skill and diligence.

43.18 In this Article relevant audit information means information needed by the Auditors in connection with preparing their report.

43.19 Should the Members of the Company elect to exempt the Company from audit in accordance with Section 256 of the Law, the Directors' report must state that its accounts are exempt from the requirement to be audited and have not been audited.

43.20 The Company must send to each Member of the Company within twelve (12) months after the end of the financial year to which they relate a copy of:-

(a) the accounts;

(b) the Directors' report; and

(c) the Auditors' report (where one is required under Part XVI of the Law).

43.21 The Company must send to a Member or officer of the Company within seven (7) days after the date on which the Member or officer makes such a request, provided that he has not previously made such a request within that financial year, a copy of the most recent:-

(a) accounts;

(b) Directors' report; and

(c) Auditors' report (where one is required under Part XVI of the Law).

43.22 If the Company holds a general meeting under Section 199 of the Law, it shall lay before that meeting, copies of its most recent:-

(a) accounts;

(b) Directors' report; and

(c) Auditors' report (where one is required under Part XVI of the Law).

44. AUDIT

44.1 Subject to Section 256 of the Law, the Members may resolve to exempt the Company from the requirement to appoint Auditors. Whilst the Company continues as an unaudited company, the provisions of the Law in so far as they relate to the appointment of Auditors, the duties of Auditors and the report of Auditors shall be suspended and cease to have effect.

44.2 Subject to Article 44.1 above, Auditors shall be engaged in accordance with Part XVI of the Law.

45. NOTICES

45.1 A notice or other communication may be given by the Company to any Member either personally or by sending it by prepaid post addressed to such Member at his registered address (or, subject to Article 45.7, in electronic form) or if he desires that notices shall be sent to some other address or person to the address or person nominated for such purpose.

45.2 Any notice or other document, if served by post (including registered post, recorded delivery service or ordinary letter post), shall be deemed to have been served on the third day after the day on which the same was posted from Guernsey to an address in the United Kingdom, the Channel Islands or the Isle of Man and, in any other case, on the seventh day following that on which the same was posted.

45.3 Service of a document sent by post shall be proved by showing the date of posting, the address thereon and the fact of pre-payment.

45.4 Any notice or other document, if transmitted by electronic communication, facsimile transmission or other similar means which produce or enable the production of a document containing the text of the communication, shall be regarded as served when it is received.

45.5 A notice may be given by the Company to the joint holders of a share by giving the notice to the joint holder first named in the Register in respect of the share.

45.6 Any notice or other communication sent to the address of any Member shall, notwithstanding the death, disability or insolvency of such Member and whether the Company has notice thereof, be deemed to have been duly served in respect of any share registered in the name of such Member as sole or joint holder and such service shall, for all purposes, be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in any such share.

45.7 All Members shall be deemed to have agreed to accept communication from the Company by electronic means in accordance with Sections 524 and 526 and Schedule 3 of the Law unless a Member notifies the Company otherwise. Notice under this Article must be in writing and signed by the Member and delivered to the Company's Office or such other place as the Board directs.

46. WINDING UP

46.1 The Company shall be wound up in any of the circumstances specified in the Law and assets available for distribution to Members (excluding the Non-Participating Member) shall, subject to any special terms of issue, be distributed according to the number of shares held by each Member (excluding the Non-Participating Member).

46.2 If the Company shall be wound up, whether voluntarily or otherwise, the Liquidator may, with the sanction of a special resolution, divide among the Members (excluding the Non-Participating Member) in specie any part of the assets of the Company and may, with the like sanction, vest any part of the assets of the Company in trustees upon such trusts for the benefit of the Members (excluding the Non-Participating Member) as the Liquidator, with the like sanction, shall think fit.

46.3 If any of the securities or other assets to be divided as aforesaid involve a liability to calls or otherwise, any person entitled under such division to any of the said assets may, within fourteen (14) clear days after the passing of the special resolution, by notice in writing, direct the Liquidator to sell his proportion and pay him the net proceeds and the Liquidator shall, if practicable, act accordingly.

47. SCHEME OF ARRANGEMENT

47.1 In this Article 47, references to the "**Scheme**" are to the scheme of arrangement dated 1 April 2025 between the Company and the Scheme Shareholders (as defined in the Scheme) under Part VIII of the Law as approved by the holders of the Scheme Shares at the meeting convened by the Court and as it may be modified or amended in accordance with its terms, and (save as defined in this Article 47) expressions defined in the Scheme shall have the same meanings in this Article 47.

47.2 References to a 'share' in this Article 47 shall not include the Non-Participating Share and nothing in this Article 47 shall affect or alter the rights of the Non-Participating Member under these Articles.

47.3 Subject to the Scheme becoming effective and, notwithstanding any other provision of these Articles or the terms of any resolution (whether ordinary, special or otherwise) passed by the Company in general meeting, if the Company issues any shares, or if any treasury shares are sold or transferred, in each case other than to MIH East Holdings, Limited ("**Bidco**") or its nominee(s) on or after the adoption of this Article and on or prior to the Scheme Record Time, such shares shall be issued, sold or transferred subject to the terms of the Scheme and shall be Scheme Shares for the purposes of the Scheme and the original or any subsequent holder of such shares (other than Bidco and/or its nominee(s)), shall be bound by the Scheme accordingly.

47.4 Subject to the Scheme becoming effective, and notwithstanding any other provision of these Articles, if any shares are issued, or if any treasury shares are sold or transferred, to any person (other than under the Scheme or to Bidco or its nominee(s)) (a "**New Member**") on or after the Scheme Record Time (the "**Transfer Shares**"), they shall be immediately transferred by the New Member to Bidco (or as it may direct) (the "**Purchaser**") in consideration of (subject as hereinafter provided) the payment to the New Member of a cash amount equal to the value of the Cash Consideration that the New Member would have been entitled to under the Scheme had each Transfer Share been a Scheme Share at the Scheme Record Time by not later than the fourteenth day after the issue of the Transfer Shares to the New Member.

47.5 On any reorganisation of, or material alteration to, the share capital of the Company (including, without limitation, any subdivision and/or consolidation), effected after the Effective Date, the amount of Cash Consideration to be paid to a New Member for each Transfer Share pursuant to sub-paragraph 3 of this Article may be adjusted by the Directors in such manner as the auditors of the Company may determine to be appropriate to reflect such reorganisation or alteration. References in this Article to shares, Cash Consideration and Transfer Shares shall, following such adjustment, be construed accordingly.

47.6 To give effect to any transfer of Transfer Shares required by this Article 47, the Company may appoint any person as attorney or agent for the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) to transfer the Transfer Shares to the Purchaser or its nominee(s) and do all such other things and execute and deliver all such documents as may in the opinion of the attorney or agent be necessary or desirable to vest the Transfer Shares in the Purchaser or its nominee(s) and pending such vesting to exercise all such rights attaching to the Transfer Shares as the Purchaser may direct. If an attorney or agent is so appointed, the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) shall not thereafter (except to the extent that the attorney or agent fails to act in accordance with the directions of the Purchaser) be entitled to exercise any rights attaching to the Transfer Shares unless so agreed by the Purchaser. The attorney or agent shall be empowered to execute and deliver as transferor a form of transfer or other instruments or instructions of transfer on behalf of the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) in favour of the Purchaser or its nominee(s) and the Company may give a good receipt for the Cash Consideration for the Transfer Shares and may register the Purchaser and/or its nominee(s) as holder thereof. The Company shall not be obliged to issue a certificate to a New Member for the Transfer Shares. Bidco shall send (or procure to be sent) a cheque drawn on a UK clearing bank in favour of the New Member for the Cash Consideration payable to the New Member in respect of the Transfer Shares within fourteen days of the issue of the Transfer Shares to the New Member.

47.7 If the Scheme shall not have become effective by 19 September 2025 or such later date (if any) (a) as may be agreed in writing by Bidco and the Company with the consent of the Panel on Takeovers and Mergers (the "**Panel**"), or (b) (in a competitive situation) as may be specified by Bidco with the consent of the Panel, and in each case (if required) as the Court may allow, this Article 47 shall no longer be of any effect.



47.8 Notwithstanding any other provision of these Articles or any resolution passed by the Company in general meeting, neither the Company nor the Board shall register the transfer of any Scheme Shares effected between the Scheme Record Time and the Effective Date other than to the Purchaser pursuant to the Scheme.


Guernsey Registry

Guernsey Registry

Market Building
PO Box 451, Fountain Street
St. Peter Port, Guernsey,
GY1 3GX
Tel: +44 1481 743800
Fax: +44 1481 743801
Email: enquiries@guernseyregistry.com
www.guernseyregistry.com
COMMERCE AND EMPLOYMENT
A STATES OF GUERNSEY GOVERNMENT DEPARTMENT

Certificate of Incorporation

I hereby certify that, pursuant to section 20 of The Companies (Guernsey) Law 2008, that:

Company Name: THE CHANNEL ISLANDS SECURITIES EXCHANGE AUTHORITY LIMITED

Registration Number: 57527

was incorporated on: Thursday, November 14, 2013

Signature:

Alan Bougourd
Registrar
Thursday, November 14, 2013



Cutting edge technology with historic integrity

14-Nov-2013 12:20:29


Guernsey Registry

Guernsey Registry

Market Building
PO Box 451, Fountain Street
St. Peter Port, Guernsey,
GY1 3GX
Tel: +44 1481 743800
Fax: +44 1481 743801
Email: enquiries@guernseyregistry.com
www.guernseyregistry.com

Certificate Of Change of Name

I hereby certify that on Wednesday, April 26, 2017 pursuant to section 25 of the Companies (Guernsey) Law 2008 THE CHANNEL ISLANDS SECURITIES EXCHANGE AUTHORITY LIMITED, registration number 57527, changed its name to The International Stock Exchange Authority Limited

Signature:

Alan Bougourd
Registrar
Wednesday, April 26, 2017



THE COMPANIES (GUERNSEY) LAW, 2008

COMPANY LIMITED BY SHARES

MEMORANDUM

and

ARTICLES OF INCORPORATION

of

THE CHANNEL ISLANDS SECURITIES EXCHANGE AUTHORITY LIMITED

Registered this 14TH day of November 2013

THE COMPANIES (GUERNSEY) LAW, 2008, AS AMENDED

COMPANY LIMITED BY SHARES

MEMORANDUM OF INCORPORATION

of

THE CHANNEL ISLANDS SECURITIES EXCHANGE AUTHORITY LIMITED

1. The name of the Company is THE CHANNEL ISLANDS SECURITIES EXCHANGE AUTHORITY LIMITED.

2. The Registered Office of the Company will be situate in Guernsey.

3. The Company is a non-cellular company.

4. The liability of each Member is limited to the amount (if any) for the time being unpaid on the shares held by him.

5. The objects and powers of the Company are not restricted.

6. The Founder Member shall be The Channel Islands Securities Exchange Limited which shall take on formation one share in the capital of the Company for cash at £1.00.

Subscribed by:

JON MOULTON, DIRECTOR

The Channel Islands Securities Exchange Limited)
1 Lefebvre Street)
St Peter Port)
Guernsey)
GY1 4PJ)

THE COMPANIES (GUERNSEY) LAW, 2008, AS AMENDED

COMPANY LIMITED BY SHARES

ARTICLES OF INCORPORATION

of

THE CHANNEL ISLANDS SECURITIES EXCHANGE AUTHORITY LIMITED

THE COMPANIES (GUERNSEY) LAW, 2008, AS AMENDED

COMPANY LIMITED BY SHARES

ARTICLES OF INCORPORATION

of

THE CHANNEL ISLANDS SECURITIES EXCHANGE AUTHORITY LIMITED

1. STANDARD ARTICLES

The standard Articles prescribed pursuant to Section 16(2) of the Law shall be excluded in their entirety.

2. INTERPRETATION

In these Articles the following words shall bear the following meanings if not inconsistent with the subject or context:-

Words	Meanings
accounts	means either individual accounts prepared in accordance with Section 243 of the Law or consolidated accounts prepared in accordance with Section 244 of the Law.
Articles	these articles of incorporation as now framed and at any time altered.
at any time	at any time or times and includes for the time being and from time to time.
Auditors	the auditors, if any, engaged in accordance with the Law and these Articles.
Board	the Directors at any time or the Directors present at a duly convened meeting at which a quorum is present.
clear days	in relation to the period of notice means that period excluding the day when notice is given or deemed to be given and the day for which it is given or on which it is to take effect.
Director	includes alternate Director.
dividend	includes bonus.
executors	includes administrators.

financial year	(a) firstly, the period beginning on the date on which a Company was incorporated and ending within eighteen (18) months of that date; and (b) thereafter, the period beginning on the day after its previous financial year ended and ending within eighteen (18) months of that date; as determined from time to time by the Board.
Law	The Companies (Guernsey) Law, 2008 as amended extended or replaced and any Ordinance statutory instrument or regulation made thereunder.
Liquidator	includes joint liquidators.
Member	means a registered holder of a share in the capital of the Company.
Memorandum	the memorandum of incorporation of the Company.
Month	calendar month.
Office	the registered office at any time of the Company.
ordinary resolution	a resolution passed by a simple majority in accordance with Section 176 of the Law.
Probate	includes Letters of Administration.
Proxy	includes attorney.
Register	the register of members kept pursuant to the Law.
Seal	*the common seal of the Company.*
Secretary	any person designated by the Board as such.
special resolution	a resolution passed by a majority of not less than 75% in accordance with Section 178 of the Law.
unanimous resolution	a resolution agreed to by every Member of the Company in accordance with Section 180 of the Law.
waiver resolution	a resolution passed by a majority of not less than 90% in accordance with Section 179 of the Law.

Any reference to a share shall, where the Board has resolved to allot and issue fractions of shares, include such fractions.

The singular includes the plural and vice versa.

The masculine includes the feminine.

Words importing persons include corporations.

Expressions referring to writing include any mode of representing or reproducing words.

Subject to the above, any words defined in the Law shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

In the event of any conflict between these Articles and the mandatory provisions of the Law, the latter shall prevail.

Where a Section of the Law is referred to and that Section is amended or renumbered or supplemented, then the reference shall be deemed to refer to the same Section as amended, renumbered or supplemented.

3. AMENDMENTS

The Company's Memorandum and Articles of Incorporation may be amended in accordance with Part IV of the Law.

4. BUSINESS

4.1 Any branch or kind of business which, by the Memorandum or by these Articles, is, either expressly or impliedly, authorised to be undertaken may be undertaken or suspended at any time by the Board.

4.2 The following actions shall only be undertaken by the Company if approved in writing by the States of Guernsey acting by and through the Policy Council or such other Departmental Board designated by it from time to time:

(a) amendment, addition, change, modification or deletion of this Article;

(b) removal of the Company from the register of companies in Guernsey for the purpose of becoming incorporated under the law of another district, territory or place;

(c) a change of location of the principal place of business of the Company to a place other than within the Bailiwick of Guernsey;

(d) the registration of any sale of, or transfer or issue of shares in, the Company;

(e) the passing of any resolution by the Members which would have the effect of allowing the Company to pass into new ownership, including, for the avoidance of doubt, any reconstruction, conversion to a different corporate structure, amalgamation or any resolution to wind up the Company; or

(f) a change of name.

5. SHARE CAPITAL

5.1 The Company may issue an unlimited number of shares.

5.2 Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, any share (or option, warrant or other right in respect of a share) in the Company may be issued with such preferred, deferred or other special rights or restrictions, whether as to dividend, voting, return of capital or otherwise, as the Board may determine. To the extent required by Sections

292 and 293 of the Law, the Board is authorised to issue an unlimited number of shares (or options, warrants or other rights in respect of shares) (subject only to any limitation in Article 5.1) which authority shall expire five (5) years after the date of incorporation or the date of adoption of these Articles; in the event that the restrictions in Section 292(3)(a) and/or (b)(i) are amended or removed, such authority shall be to the extent and for as long as is legally permissible. This authority may be further extended in accordance with the provisions of the Law.

6. ISSUE OF SHARES

6.1 Subject to the authority conferred by Article 5 or any extension thereof, the unissued shares shall be at the disposal of the Board which may allot, grant options, warrants or other rights over or otherwise dispose of them to such persons on such terms and conditions and at such times as the Board determines but so that no share shall be issued at a discount except in accordance with the Law and so that the amount payable on application on each share shall be fixed by the Board.

6.2 Subject to the provisions of the Law and these Articles:-

(a) any shares may with the sanction of the Board be issued on terms that they are, or at the option of the Company or the holder are, liable to be redeemed on such terms and in such manner as the Board may determine;

(b) the Company and any of its subsidiary companies may, at the discretion of the Board, give financial assistance directly or indirectly for the purpose of or in connection with the acquisition of shares in the Company or in connection with reducing or discharging any liability incurred in connection with the purchase of shares in the Company;

(c) fractions of shares may be issued or purchased by the Company; and

(d) subject to Article 5.1, the Company may issue shares of no par value or shares with a par value or a combination of both.

7. REPURCHASE OF SHARES

7.1 The Company may, at the discretion of the Board, purchase any of its own shares, whether or not they are redeemable, and may pay the purchase price in respect of such purchase to the fullest extent permitted by the Law.

7.2 Shares repurchased by the Company may be held as treasury shares and dealt with by the Directors to the fullest extent permitted by the Law.

8. COMMISSIONS

The Company may pay commission in money or shares to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the Company or procuring or agreeing to procure subscriptions, whether absolute or conditional, for any shares in the Company provided that the rate or amount of commission shall be fixed by the Board and disclosed in accordance with the Law. The Company may also pay brokerage charges.

9. VARIATION OF CLASS RIGHTS

9.1 If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution of the holders of the shares of that class.

9.2 The quorum for a variation of class rights meeting is:-

(a) for a meeting other than an adjourned meeting, two (2) persons present holding at least one third of the voting rights of the class in question;

(b) for an adjourned meeting, one (1) person holding shares of the class in question; or

(c) where the class has only one Member, that Member.

9.3 For the purposes of Article 9.2 above, where a person is present by proxy or proxies, he is treated as holding only the shares in respect of which the proxies are authorised to exercise voting rights.

9.4 At a variation of class rights meeting, any holder of shares of the class in question present may demand a poll.

9.5 For the purposes of this Article:-

(a) any alteration of a provision contained in these Articles for the variation of rights attached to a class of shares, or the insertion of any such provision into the Articles, is itself to be treated as a variation of those rights; and

(b) references to the variation of rights attached to a class of shares include references to their abrogation.

9.6 The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not (unless otherwise expressly provided by the terms of issue of the shares of that class) be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

10. CLASS MEETINGS

Subject as aforesaid in the case of a variation of class rights, when the share capital is divided into different classes of shares, Articles 20 through 25 shall apply mutatis mutandis to any class meeting and to the voting on any matter by the Members of any such class.

11. TRUSTS

11.1 Without prejudice to Part XXIX of the Law, except as ordered by a court of competent jurisdiction or as required by law, the Company shall not be affected or bound by or be compelled in any way to recognise (even when having notice) any equitable, contingent, future or partial interest in any share or fraction or (except only as by these Articles or by law otherwise provided) or any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder and whether or not such share shall be entered in the Register as held in trust, nor shall the Company be bound to see to the execution of any trust to which any share may be subject.

11.2 The Directors may serve notice on any Member requiring that Member to disclose to the Company the identity of any person (other than the Member) who has an interest in the shares held by the Member. Any such notice shall require any information in response to such notice to be given within such reasonable time as the Directors may determine. The Directors may be required to exercise their powers under this paragraph on the requisition of Members holding not less than one-tenth of the paid up capital of the Company which carries the right of voting at general meetings.

11.3 If any Member is in default in supplying to the Company the information required by the Company within the prescribed period (which is twenty eight (28) clear days after service of the notice or fourteen (14) clear days if the shares concerned represent 0.25 per cent. or more in nominal value of the issued shares of the relevant class), the Directors in their absolute discretion may serve a direction notice on the Member. The direction notice may direct that in respect of the shares in respect of which the default has occurred (the **default shares**) and any other shares held by the Member, the Member shall not be entitled to vote in general meetings or class meetings. Where the default shares represent at least 0.25 per cent. of the class of shares concerned the direction notice may additionally direct that dividends on such shares will be retained by the Company (without interest), and that no transfer of the shares (other than a transfer approved under these Articles) shall be registered until the default is rectified.

11.4 Articles 11.2 and 11.3 are without prejudice to Sections 488 and 489 of the Law, when applicable.

12. CERTIFICATES

12.1 The Board shall make such arrangements for the issue of share certificates as it may, from time to time, deem fit.

12.2 All forms of certificate for shares or debentures or representing any other form of security may, if determined by the Board, be issued under the Seal of the Company and shall be signed autographically unless there shall be in force a resolution of the Board adopting some method of mechanical signature in which event the signatures (if authorised by such resolution) may be effected by the method so adopted.

12.3 In respect of a share held jointly, the Company shall not be bound to issue more than one certificate and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all such holders.

12.4 If a share certificate be defaced lost or destroyed, it may be renewed on payment of such fee and on such terms (if any) as to evidence and indemnity and the payment of expenses as the Board thinks fit.

13. LIEN

13.1 The Company shall have a first and paramount lien (extending to all dividends payable) on all shares (not being fully paid) for all moneys, whether presently payable or not, called or payable at a fixed time in respect of those shares and for all the debts and liabilities of the holder to the Company and that whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person (other than such holder) and whether the time for payment or discharge shall have arrived or not and notwithstanding that the same are joint debts or liabilities of such holder and any other person (whether a Member of the Company or not).

13.2 The Company may sell as the Board thinks fit any shares on which the Company has a lien but no sale shall be made unless a sum in respect of which the lien exists is presently payable nor until after a notice in writing demanding payment has been given to the holder of the shares.

13.3 To give effect to any sale, the Board may authorise some person to transfer the shares sold to the purchaser who shall be registered as the holder of the shares comprised in any such transfer and who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings.

14. CALLS ON SHARES

14.1 The Board may at any time make on at least fourteen (14) clear days' notice calls upon the Members in respect of any moneys unpaid on their shares (whether on account of the nominal value or by way of premium and not by the conditions of allotment made payable at fixed times) and each Member shall pay to the Company at the time and place appointed the amount called. A call may be revoked or postponed.

14.2 Joint holders shall be jointly and severally liable to pay calls.

14.3 If a sum called in respect of a share is not paid before or on the day appointed, the person from whom the sum is due shall pay interest from the day appointed to the time of actual payment at such rate as the Board may determine.

14.4 Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date shall, for the purposes of these Articles, be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable and, in the case of non-payment, all the relevant provisions of these Articles as to payment of interest and expenses forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

14.5 The Board may on an issue of shares differentiate between holders as to amount of calls and times of payment.

15. FORFEITURE AND SURRENDER OF SHARES

15.1 If a Member fails to pay any call or instalment on the day appointed, the Board may, at any time during such period as any part remains unpaid, serve notice requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued and any expenses which may have been incurred by the Company by reason of non-payment.

15.2 The notice shall state a further day at least fourteen (14) clear days' after the date of the notice on or before which the payment required by the notice is to be made and the place where the payment is to be made and that in the event of non-payment the shares in respect of which the call was made or instalment is payable will be liable to be forfeited. If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may, at any time before payment has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before the forfeiture.

15.3 Notice of forfeiture shall forthwith be given to the former holder and an entry of such notice and forfeiture shall forthwith be made and dated in the Register opposite the entry of the share; but no forfeiture shall be in any manner invalidated by any omission or neglect to give notice or to make entry.

15.4 A forfeited share shall be deemed to be the property of the Company and may be sold, re-allotted or otherwise disposed of on such terms as the Board shall think fit, with or without all or any part of the amount previously paid on the share being credited as paid, and, at any time before a sale or disposition, the forfeiture may be cancelled.

15.5 A person whose shares have been forfeited shall cease to be a Member in respect of those shares but shall remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable in respect of the shares with interest at such rate as the Board may determine. The Board may enforce payment without any allowance for the value of the shares at the time of forfeiture.

15.6 The forfeiture of a share shall extinguish all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the holder and the Company.

15.7 The Board may accept from any Member on such terms as shall be agreed a surrender of any shares in respect of which there is a liability for calls. Any surrendered share may be disposed of in the same manner as a forfeited share.

15.8 A declaration in writing by a Director or the Secretary that a share has been duly forfeited or surrendered on the date stated in the declaration shall be conclusive evidence of the facts therein as against all persons claiming to be entitled to the shares.

15.9 The Company may receive the consideration given for any share on any sale or disposition and may execute a transfer of the share in favour of the person to whom the same is sold or disposed of and he shall thereupon be registered as the holder and shall not be bound to see to the application of the purchase money nor shall his title be affected by any irregularity or invalidity in forfeiture sale re-allotment or disposal.

16. REGISTER OF MEMBERS

16.1 The Company shall keep the Register and index of Members in accordance with Sections 123-128 of the Law and allow inspection in accordance with Sections 127-128 of the Law. The Company may delegate the maintenance of its Register and index of Members upon such terms as the Board may think fit. In the absence of manifest error, the Register shall be conclusive evidence as to the persons entitled to the shares entered therein.

16.2 Each Member shall inform the Company by means of a notice addressed to the Office of any change in his address and immediately after receipt of that notice the entry of the address of that Member in the Register shall be altered in conformity with the notice given.

16.3 The Register may be closed during such periods as the Board thinks fit not exceeding in all thirty (30) days in any year.

17. TRANSFER AND TRANSMISSION OF SHARES

17.1 All transfers of shares may be effected by transfer in writing in any form as the Board may accept. Any instrument of transfer shall be signed by or on behalf of the transferor who shall be deemed to remain the holder until the name of the transferee is entered in the Register. A transfer in respect of shares which are not fully paid shall also be signed by the transferee.

17.2 These Articles are subject to, and do not limit or restrict the Company's powers to transfer shares in accordance with the Uncertificated Securities (Guernsey) Regulations, 2009.

17.3 Every instrument of transfer shall be left at the Office or such other place as the Board may prescribe with the certificate (if any) of every share to be transferred and such other evidence as the Board may reasonably require to prove the title of the transferor or his right to transfer the shares; and the transfer and any such certificate shall remain in the custody of the Board but shall be at all reasonable times produced at the request and expense of the transferor or transferee or their respective representatives. A fee determined by the Board may be charged for each transfer and also for the registration of every probate notice power of attorney or document tendered for registration and shall be paid before registration.

17.4 The Board may, in their discretion and without assigning any reasons, refuse to register a transfer of any share to any person of whom they shall not approve as transferee. If the Board refuse to register a transfer of any share, they shall send to the transferee notice of refusal within a reasonable period.

17.5 On the death of a Member, the survivors where the deceased was a joint holder and the executors of the deceased where he was a sole holder, shall be the only persons recognised by the Company as having any title to or interest in his shares; but nothing herein shall release the estate of a deceased joint holder from any liability in respect of any share jointly held.

17.6 A person entitled to shares in consequence of death, disability or insolvency shall not be entitled to receive notice of or to attend or to vote at any meeting or (save as regards the receipt of such dividends as the Board shall not elect to retain) to exercise any of the rights of a holder unless and until he shall have been registered as holder.

17.7 The registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine provided that such registration of transfers shall not be suspended for more than thirty (30) days in any year.

17.8 All instruments of transfer which shall be registered shall be retained by the Company, but any instrument of transfer which the Directors may decline to register shall (except in the case of fraud) be returned to the person depositing the same.

18. UNTRACED SHAREHOLDERS

18.1 The Company shall be entitled to sell (at a price which the Company shall use its reasonable endeavours to ensure is the best obtainable) the shares of a Member or the shares to which a person is entitled by virtue of transmission on death or insolvency or otherwise by operation of law if and provided that:

(a) during the period of not less than twelve (12) years prior to the date of the publication of the advertisements referred to below (or, if published on different dates, the first thereof) at least three (3) dividends in respect of the shares in question have become payable and no dividend in respect of those shares has been claimed; and

(b) the Company shall following the expiry of such period of twelve (12) years have inserted advertisements in a national newspaper and/or in a newspaper circulating in the area in which the last known address of the Member or the address at which service of notices may be effected under these Articles is located giving notice of its intention to sell the said shares; and

(c) during the period of three (3) months following the publication of such advertisements (or, if published on different dates, the last thereof) the Company shall have received indication neither of the whereabouts nor of the existence of such Member or person; and

(d) notice shall have been given to the stock exchanges on which the Company is listed, if any.

18.2 The foregoing provisions of this Article are subject to any restrictions applicable under any regulations relating to the holding and/or transferring of securities in any paperless system as may be introduced from time to time in respect of the shares of the Company or any class thereof.

19. ALTERATION OF CAPITAL

19.1 The Company at any time may, by ordinary resolution, increase its authorised share capital, if such has been specified, by such sum to be divided into shares of such amount as the resolution shall prescribe.

19.2 Unless the Company shall have resolved otherwise, any new shares shall be of such class and amount and have such preference or priority as regards dividends or in the distribution of assets or as to voting or otherwise over any other shares of any class, whether then issued or not, or be subject to such stipulations deferring them to any other shares with regard to dividends or in the distribution of the assets as the Board may determine.

19.3 The Company may by ordinary resolution:-

(a) consolidate and divide all or any of its share capital into shares of larger or smaller amounts than its existing shares;

(b) subject to Article 19.4, subdivide all or any of its shares into shares of a smaller amount;

(c) cancel shares which, at the date of the passing of the resolution, have not been taken up or agreed to be taken up by any person, and diminish the amount of its share capital by the amount of the shares so cancelled;

(d) convert all or any of its shares the nominal amount of which is expressed in a particular currency or former currency into shares of a nominal amount of a different currency, the conversion being effected at the rate of exchange (calculated to not less than three significant figures) current on the date of the resolution or on such other day as may be specified therein;

(e) where its share capital is expressed in a particular currency or former currency, denominate or redenominate it, whether by expressing its amount in units or subdivisions of that currency or former currency, or otherwise.

19.4 In any subdivision under Article 19.3(b), the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as that proportion in the case of the share from which the reduced share was derived.

19.5 The Board on any consolidation of shares may deal with fractions of shares in any manner.

19.6 The Company may reduce its share capital, any capital account or any share premium account in any manner and with and subject to any authorisation or consent required by the Law.

20. GENERAL MEETINGS

20.1 The first general meeting of the Company shall be held within eighteen (18) months of the date of incorporation as required by the Law and thereafter general meetings shall be held once at least in each subsequent calendar year in accordance with Section 199 of the Law but so that not more than fifteen (15) months may elapse between one annual general meeting and the next. At each such annual general meeting shall be laid copies of the Company's most recent accounts, directors' report and, if applicable, the auditor's report in accordance with Section 252 of the Law. The requirement for an annual general meeting may be waived by the Members in accordance with Section 201 of the Law. Other meetings of the Company shall be called extraordinary general meetings.

20.2 General meetings may be held in Guernsey or elsewhere at the discretion of the Directors.

20.3 A Member participating by video link or telephone conference call or other electronic or telephonic means of communication in a meeting at which a quorum is present shall be treated as having attended that meeting provided that the Members present at the meeting can hear and speak to the participating Member.

20.4 A video link or telephone conference call or other electronic or telephonic means of communication in which a quorum of Members participates and all participants can hear and speak to each other shall be a valid meeting which shall be deemed to take place where the Chairman is present unless the Members resolve otherwise.

20.5 Any general meeting convened by the Board, unless its time shall have been fixed by the Company in general meeting or unless convened in pursuance of a requisition, may be postponed by the Board by notice in writing and the meeting shall, subject to any further postponement or adjournment, be held at the postponed date for the purpose of transacting the business covered by the original notice.

20.6 The Board may, whenever it thinks fit, and shall on the requisition of Members who hold more than ten percent (10%) of such of the capital of the Company as carries the right to vote at general meetings (excluding any capital held as treasury shares) in accordance with Sections 203 and 204 of the Law proceed to convene a general meeting.

21. NOTICE OF GENERAL MEETINGS

21.1 A general meeting of the Company (other than an adjourned meeting) must be called by notice of at least ten (10) clear days.

21.2 A general meeting may be called by shorter notice than otherwise required if all the Members entitled to attend and vote so agree.

21.3 Notices and other documents may be sent in electronic form or published on a website in accordance with Section 208 of the Law.

21.4 Notice of a general meeting of the Company must be sent to:-

(a) every Member entitled to attend and vote thereat;

(b) every Director; and

(c) every Alternate Director registered as such.

21.5 In Article 21.4, the reference to Members includes only persons registered as a Member.

21.6 Notice of a general meeting of a company must:-

(a) state the time and date of the meeting;

(b) state the place of the meeting;

(c) specify any special business to be put to the meeting (as defined in Article 22.1);

(d) contain the information required under Section 178(6)(a) of the Law in respect of a resolution which is to be proposed as a special resolution at the meeting;

(e) contain the information required under Section 179(6)(a) of the Law in respect of a resolution which is to be proposed as a waiver resolution at the meeting; and

(f) contain the information required under Section 180(3)(a) of the Law in respect of a resolution which is to be proposed as a unanimous resolution at the meeting.

21.7 Notice of a general meeting must state the general nature of the business to be dealt with at the meeting.

21.8 Where, by any provision of the Law, special notice is required of a resolution, the resolution is not effective unless notice of the intention to move it has been given to the Company at least twenty-eight (28) clear days before the date of the meeting at which it is moved.

21.9 The Company must, where practicable, give its Members entitled to vote thereon notice of any such resolution in the same manner and at the same time as it gives notice of the meeting.

21.10 Where that is not practicable, the Company must give its Members entitled to vote thereon notice at least fourteen (14) clear days before the meeting –

(a) by notice in La Gazette Officielle, or

(b) in any other manner deemed appropriate by the Board.

21.11 If, after notice of the intention to move such a resolution has been given to the Company, a meeting is called for a date twenty-eight (28) clear days or less after the notice has been given, the notice is deemed to have been properly given, though not given within the time required.

21.12 In every notice calling a meeting of the Company there must appear a statement informing the Member of:-

(a) his rights to appoint a proxy under these Articles and Section 222 of the Law; and

(b) the right to appoint more than one proxy.

21.13 The accidental omission to give notice of any meeting to or the non receipt of such notice by any Member shall not invalidate any resolution or any proposed resolution otherwise duly approved.

22. PROCEEDINGS AT GENERAL MEETINGS

22.1 The ordinary business of a general meeting shall be to receive and consider the profit and loss account and the balance sheet of the Company and the reports of the Directors and the Auditors, if any, to elect Directors and appoint Auditors in the place of those retiring, to fix the remuneration of the Directors and Auditors, to sanction or declare dividends (if required by these Articles) and to transact any other ordinary business which ought to be transacted at such meeting. All other business shall be deemed special and shall be subject to notice as hereinbefore provided.

22.2 The quorum for a general meeting shall be one (1) or more Members present in person or by proxy and holding 5% or more of the voting rights available at such meeting whether or not the Company has one Member.

22.3 If, within half an hour after the time appointed for the meeting, a quorum is not present, the meeting, if convened by or upon a requisition, shall be dissolved. If otherwise convened, it shall stand adjourned for fourteen (14) clear days at the same time and place and no notice of adjournment need be given (or if that day is not a business day in the location of the meeting, to the next business day). The quorum at any such adjourned meeting shall be such Member or Members who shall attend in person or by proxy.

22.4 The chairman of any general meeting shall be either:-

(a) the chairman of the Board;

(b) in the absence of the chairman of the Board, or if the Board has no chairman, then the Board shall nominate one of their number to preside as chairman;

(c) if neither the chairman of the Board nor the nominated Director is present at the meeting, then the Directors present at the meeting shall elect one of their number to be the chairman;

(d) if only one Director is present at the meeting, then he shall be chairman of the general meeting; or

(e) if no Directors are present at the meeting, then the Members present shall elect a chairman of the meeting by an ordinary resolution.

22.5 The chairman of the general meeting shall conduct the meeting in such a manner as, subject to the Law, he thinks fit and may adjourn the meeting from time to time and limit the time for Members to speak.

22.6 The Board may determine in respect of any general meeting or meetings or generally that a list of the names and addresses of the Members shall not be made available for inspection.

22.7 A Director of the Company shall be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the Company regardless of whether that Director is a Member of the Company or a holder of the relevant class of shares.

22.8 The chairman may, with the consent of any meeting at which a quorum is present, and shall if so directed by the meeting, adjourn the meeting at any time and to any place. When a meeting is adjourned for more than fourteen (14) clear days or where business other than the business left unfinished at the meeting from which the adjournment took place is to be put to the adjournment meeting, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

22.9 At any meeting, a resolution put to the vote shall be decided by a show of hands or by a poll at the option of the chairman. Nevertheless before or on the declaration of the result a poll may be demanded:-

(a) by the chairman; or

(b) by not less than five (5) Members having the right to vote on the resolution; or

(c) by a Member or Members representing not less than ten (10) per cent. of the total voting rights of all Members having the right to vote on the resolution.

22.10 The demand for a poll may be withdrawn.

22.11 Unless a poll is demanded, a declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously or by a particular majority or lost and an entry to that effect in the minute book, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded.

22.12 A poll, if demanded, shall be taken at the meeting at which the same is demanded or at such other time and place as the chairman shall direct and the result shall be deemed the resolution of the meeting.

22.13 The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

22.14 If a poll shall be duly demanded on the election of a chairman or on any question of adjournment, it shall be taken at once.

22.15 In case of an equality of votes on a poll, the chairman shall have a second or casting vote.

23. VOTES OF MEMBERS

23.1 On a show of hands, every Member present in person or by proxy shall have one vote subject to any special voting powers or restrictions.

23.2 On a poll, every Member present in person or by proxy shall have one vote for each share held by him subject to any special voting powers or restrictions.

23.3 Where there are joint registered holders of any shares, such persons shall not have the right of voting individually in respect of such share but shall elect one of their number to represent them and to vote whether in person or by proxy in their name. In default of such election the person whose name stands first on the Register shall alone be entitled to vote.

23.4 Any Member, being incapable or of unsound mind, may vote by his curator or other legal guardian. Any of such persons may vote either personally or by proxy.

23.5 On a poll, votes may be given either personally or by proxy and a Member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. A proxy need not be a Member. An instrument of proxy may be valid for one or more meetings.

23.6 No Member shall be entitled to be present or take part in any proceedings or vote, either personally or by proxy, at any meeting unless all calls due from him have been paid.

23.7 No Member shall be entitled to vote in respect of any shares that he has acquired unless he has been registered in the Register as their holder.

23.8 No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered and every vote not disallowed shall be valid for all purposes. Any objection made in due time shall be referred to the chairman whose decision shall be final and binding.

24. PROXIES

24.1 A Member is entitled to appoint another person as his proxy to exercise all or any of his rights to attend and to speak and vote at a meeting of the Company. A Member may appoint more than one proxy in relation to a meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him.

24.2 The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or if the appointor is a corporation under the hand of an officer or attorney duly authorised.

24.3 The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority shall be deposited at the Office or such other venue as the Board may specify not less than forty eight (48) hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll, not less than twenty four (24) hours before the time appointed for the taking of the poll and in default, unless the Board directs otherwise, the instrument of proxy shall not be treated as valid.

24.4 The instrument appointing a proxy may be in any form which the Board may approve and may include an instruction by the appointor to the proxy either to vote for or against any resolution to be put to the meeting.

24.5 The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll and shall be as valid for any adjournment as for the meeting to which it relates.

24.6 Without prejudice to Section 226 of the Law, a vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or disability of the principal or revocation of the proxy or of the authority under which the proxy was executed provided that no intimation in writing of such death disability or revocation shall have been received by the Company at the Office before the commencement of the meeting or adjournment or the taking of the poll at which the proxy is used.

24.7 Any corporation which is a Member may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members of the Company or to approve any resolution submitted in writing and the person so authorised shall be entitled to exercise on behalf of the corporation which he represents the same powers (other than to appoint a proxy) as that corporation could exercise if it were an individual Member of the Company.

25. WRITTEN RESOLUTIONS

25.1 Resolutions of the Members may be approved in writing if so determined by the Directors or the Members in accordance with Part XIII of the Law and every Member voting thereon shall have one vote for each share subject to any special voting powers or restrictions.

25.2 Notice specifying the proposed resolution in writing may be sent by the Company to Members by post or by facsimile or such other telephonic or electronic means of written communications as the Board may, subject to the Law, determine at any time.

25.3 Notices of proposed written resolutions forwarded by post shall be sent to the address of such Members entered in the Register. Notices forwarded by any telephonic or electronic means of written communication shall be forwarded to such destination as the Member in question may at any time designate in writing signed by him.

25.4 Notices of proposed written resolutions shall incorporate or be accompanied by an instrument to be signed by or on behalf of the Member to who it is addressed for the purpose of approving the same.

25.5 Any notice of a proposed written resolution shall specify a date and time (whether greater or lesser than any period for the time being prescribed by the Law) at which the instrument or instruments signed by or on behalf of the Members voting in favour thereof shall be counted and at which the resolution if approved by the requisite majority shall become effective. No instrument received or signature appended thereto after such time shall be counted.

25.6 Notwithstanding anything else contained herein (and in particular the method of sending the notice of and instrument for approving the written resolution to Members) all such instruments containing such approval shall be in writing and signed by the Member or Members in question. The signature of a Member shall be acceptable for such purposes if received by facsimile telephonic transmission or in any other way specified in the notice.

25.7 The accidental omission to give notice of any proposed written resolution to or the non receipt of such notice by any Member shall not invalidate any resolution or any proposed resolution otherwise duly approved.

26. NUMBER, APPOINTMENT AND QUALIFICATION OF DIRECTORS

26.1 The first Directors of the Company shall be specified in the application for incorporation prepared in accordance with Section 17 of the Law. Unless a sole Director is specified in the application for incorporation and until otherwise determined by the Board, the number of Directors shall be not less than two (2).

26.2 The Board shall have power at any time to appoint any person eligible in accordance with Section 137 of the Law to be a Director either to fill a casual vacancy or as an addition to the existing Directors but so that the total number of Directors shall not at any time exceed the number, if any, fixed pursuant to these Articles. Any Director so appointed shall hold office only until the next following annual general meeting and shall then be eligible for re-election.

26.3 No person other than a Director retiring at a general meeting shall, unless recommended by the Directors, be eligible for election by the Company to the office of Director unless, not less than fourteen (14) clear days before the date appointed for the meetings there shall have been left at the Office notice in writing signed by a Member duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election together with notice in writing signed by that person of his willingness to be elected.

26.4 Without prejudice to the powers of the Board, the Company in general meeting may appoint any person to be a Director either to fill a casual vacancy or as an additional Director.

26.5 A share qualification for a Director may be fixed by the Company in general meeting and unless and until so fixed no qualification shall be required.

27. *REMUNERATION OF DIRECTORS*

27.1 The Directors shall be paid out of the funds of the Company by way of fees such sums as shall be approved by the Company in general meeting. Directors' fees shall be deemed to accrue from day to day.

27.2 The Directors shall also be entitled to be repaid all reasonable out of pocket expenses properly incurred by them in or with a view to the performance of their duties or in attending meetings of the Board or of committees or general meetings.

27.3 If any Director, having been requested by the Board, shall render or perform extra or special services or shall travel or go to or reside in any country not his usual place of residence for any business or purpose of the Company, he shall be entitled to receive such sum as the Board may think fit for expenses and also such remuneration as the Board may think fit, either as a fixed sum or as a percentage of profits or otherwise, and such remuneration may, as the Board shall determine, be either in addition to or in substitution for any other remuneration which he may be entitled to receive.

28. *INDEMNITIES*

28.1 The Directors, Secretary and officers for the time being of the Company and their respective heirs and executors shall, to the extent permitted by Section 157 of the Law, be fully indemnified out of the assets and profits of the Company from and against all actions expenses and liabilities which they or their respective heirs or executors may incur by reason of any contract entered into or any act in or about the execution of their respective offices or trusts except such (if any) as they shall incur by or through their own negligence, default, breach of duty or breach of trust respectively and none of them shall be answerable for the acts receipts neglects or defaults of the others of them or for joining in any receipt for the sake of conformity or for any bankers or other person with whom any moneys or assets of the Company may be lodged or deposited for safe custody or for any bankers or other persons into whose hands any money or assets of the Company may come or for any defects of title of the Company to any property purchased or for insufficiency or deficiency of or defect in title of the Company to any security upon which any moneys of the Company shall be placed out or invested or for any loss misfortune or damage resulting from any such cause as aforesaid or which may happen in or about the execution of their respective offices or trusts except the same shall happen by or through their own negligence, default, breach of duty or breach of trust.

28.2 The Directors may agree to such contractual indemnities for the benefit of the Secretary, officers, employees and other agents and contracting parties as they may from time to time, deem fit.

28.3 Notwithstanding Article 28.1, the Board may purchase and maintain, at the expense of the Company, insurance for the benefit of the Directors, Secretary, officers, employees and other agents and/or to cover corporate reimbursement of such Directors, Secretary, officers, employees and other agents.

29. REGISTERS OF DIRECTORS

The Directors or Secretary shall cause to be maintained a register of Directors in accordance with Sections 143 and 147 of the Law.

30. ALTERNATE DIRECTORS

30.1 Any Director may, by notice in writing under his hand served upon the Company, appoint any person (whether a Member of the Company or not) as an alternate Director to attend and vote in his place at any meeting of the Directors at which he is not personally present or to undertake and perform such duties and functions and to exercise such rights as he could personally and such appointment may be made generally or specifically or for any period or for any particular meeting and with and subject to any particular restrictions. Every such appointment shall be effective and the following provisions shall apply:-

30.2 Every alternate Director while he holds office as such shall be entitled:-

(a) if his appointor so directs the Secretary, to notice of meetings of the Directors; and

(b) to attend and to exercise (subject to any restrictions) all the rights and privileges of his appointor at all such meetings at which his appointor is not personally present.

30.3 Every alternate Director shall ipso facto vacate office if and when his appointment expires by effluxion of time or his appointor vacates office as a Director or removes the alternate Director from office as such by notice in writing under his hand served upon the Company.

30.4 No alternate Director shall be entitled as such to receive any remuneration from the Company but every alternate Director shall be entitled to be paid all reasonable expenses incurred in exercise of his duties.

30.5 A Director may act as alternate Director for another Director and shall be entitled to vote for such other Director as well as on his own account but no Director shall at any meeting be entitled to act as alternate Director for more than one other Director.

31. BORROWING POWERS OF THE BOARD

31.1 The Board may exercise all the powers of the Company to borrow money and to mortgage, hypothecate, pledge or charge all or part of its undertaking property and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any liability or obligation of the Company or of any third party.

32. OTHER POWERS AND DUTIES OF THE BOARD

32.1 The business of the Company shall be managed by the Board who may exercise all such powers of the Company as are not required to be exercised by the Company in general meeting subject nevertheless to these Articles and to the Law and to such regulations as may be prescribed by the Company in general meeting but no regulation so made shall invalidate any prior act of the Board. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

32.2 The Board may arrange that any branch of the business carried on by the Company or any other business in which the Company may be interested shall be carried on by or through one or more subsidiary companies and the Board may on behalf of the Company make such arrangements as it thinks advisable for taking the profits or bearing the losses of any branch or business so carried on or for financing, assisting or subsidising any such subsidiary company or guaranteeing its contracts, obligations or liabilities.

32.3 The Board may establish any local boards or committees for managing any of the affairs of the Company and may appoint any one or more of its number or any other persons to be members of such local boards or committees and may fix their remuneration and may delegate to any local board or committee any of the powers, authorities and discretions vested in the Board, with power to sub-delegate, and may authorise the members of any local board or committee to fill any vacancies and to act notwithstanding vacancies and any such appointment or delegation may be made upon such terms and subject to such conditions as the Board may think fit and the Board may remove any person so appointed and may annul or vary any such delegation but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby. The provisions of Article 35 shall apply to meetings of such local boards and committees mutatis mutandis save as varied by the Board.

32.4 The Board may:-

(a) at any time, by power of attorney given under the hand of such person or persons duly authorised by the Board in that behalf, appoint any person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney of the Company for such purposes and with such powers and discretions and for such periods and subject to such conditions as the Board may think fit and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any attorney as the Board may think fit and may also authorise any attorney to sub-delegate all or any of his powers and discretions; or

(b) appoint such other agents, managers and contractors with such powers to sub-delegate as it may deem fit from time to time.

32.5 All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed in such manner as the Board shall, at any time, determine.

32.6 The Board shall cause minutes to be made and maintained at the Office or in such other place in Guernsey as the Board may think fit in books provided for the purpose of all resolutions and proceedings at meetings of the Board and of Board Committees in accordance with Section 154 of the Law.

32.7 The Board shall cause minutes and records of other corporate resolutions to be made and maintained at the Office or in such other place in Guernsey as the Board may think fit in accordance with Sections 228 and 230 of the Law of all proceedings at general meetings or otherwise and all decisions of a sole Member.

32.8 The Board may pay a gratuity, pension or allowance on death or retirement to, and may establish and maintain or procure the establishment and maintenance of any contributory or non-contributory pension or superannuation or life assurance funds or schemes, for the benefit of any persons:-

(a) who are or were at any time in the employment or service of the Company or of any company which is or was a holding or subsidiary company of the Company or of any predecessor in business of any of them; or

(b) who are or were at any time Directors or officers of the Company or of any such other company or predecessor in business and holding any salaried employment or executive office in the Company or such other company or predecessor in business; and the wives, widows, children, dependants or relations of any such persons. The receipt of any such gratuity pension or allowance shall not disqualify any person from being a Director of the Company.

32.9 The Board may also establish and subsidise or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the interests and well-being of the Company or of any such other company as aforesaid or of any such persons as aforesaid and make payments for or towards the insurance of any such persons.

32.10 The Board may do any of the matters aforesaid either alone or in conjunction with any such other company

33. CONFLICTS OF INTEREST

33.1 A Director must, immediately after becoming aware of the fact that he is interested in a transaction or proposed transaction with the Company, disclose to the Board in accordance with Section 162 of the Law:-

(a) if the monetary value of the Director's interest is quantifiable, the nature and monetary value of that interest; or

(b) if the monetary value of the Director's interest is not quantifiable, the nature and extent of that interest.

33.2 Article 33.1 does not apply if:-

(a) the transaction or proposed transaction is between the Director and the Company; and

(b) the transaction or proposed transaction is or is to be entered into in the ordinary course of the Company's business and on usual terms and conditions.

33.3 A general disclosure to the Board to the effect that a Director has an interest (as director, officer, employee, member or otherwise) in a party and is to be regarded as interested in any transaction which may after the date of the disclosure be entered into with that party is sufficient disclosure of interest in relation to that transaction.

33.4 Nothing in Articles 33.1, 33.2 and 33.3 applies in relation to:-

(a) remuneration or other benefit given to a Director;

(b) insurance purchased or maintained for a Director in accordance with Section 158 of the Law; or

(c) qualifying third party indemnity provision provided for a Director in accordance with Section 159 of the Law.

33.5 A Director who is interested in a transaction entered into, or to be entered into, by the Company, may:-

(a) vote on a matter relating to the transaction;

(b) attend a meeting of Directors at which a matter relating to the transaction arises and be included among the Directors present at the meeting for the purpose of a quorum;

(c) sign a document relating to the transaction on behalf of the Company; and

(d) do any other thing in his capacity as a Director in relation to the transaction;

as if the Director was not interested in the transaction.

33.6 Subject to Article 33.7, a Director is interested in a transaction to which the Company is a party if the director:-

(a) is a party to, or may derive a material benefit from, the transaction;

(b) has a material financial interest in another party to the transaction;

(c) is a director, officer, employee or member of another party (other than a party which is an associated company) who may derive a material financial benefit from the transaction;

(d) is the parent, child or spouse of another party who may derive a material financial benefit from the transaction; or

(e) is otherwise directly or indirectly materially interested in the transaction.

33.7 A Director is not interested in a transaction to which the Company is a party if the transaction comprises only the giving by the Company of security to a third party which has no connection with the Director, at the request of the third party, in respect of a debt or obligation of the Company for which the Director or another person has personally assumed responsibility in whole or in part under a guarantee, indemnity or security.

33.8 A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director on such terms as to tenure of office or otherwise as the Directors may determine.

33.9 Subject to due disclosure in accordance with Article 33, no Director or intending Director shall be disqualified by his office from contracting with the Company as vendor purchaser or otherwise nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested render the Director liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established.

33.10 Any Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director PROVIDED THAT nothing herein contained shall authorise a Director or his firm to act as Auditor to the Company.

33.11 Any Director may continue to be or become a director, managing director, manager or other officer or member of any company in which the Company may be interested and (unless otherwise agreed) no such Director shall be accountable for any remuneration or other benefits received by him as a Director, managing director, manager or other officer or member of any such other company.

34. DISQUALIFICATION OF DIRECTORS

34.1 A Director shall cease to hold office:-

(a) if he (not being a person holding for a fixed term an executive office subject to termination if he ceases for any reason to be a Director) resigns his office by written notice signed by him sent to or deposited at the Office;

(b) if he shall have absented himself (such absence not being absence with leave or by arrangement with the Board on the affairs of the Company) from meetings of the Board for a consecutive period of twelve months and the Board resolves that his office shall be vacated;

(c) if he dies or becomes of unsound mind or incapable;

(d) if he becomes insolvent suspends payment or compounds with his creditors;

(e) if he is requested to resign by written notice signed by all his co-Directors;

(f) if the Company in general meeting shall declare that he shall cease to be a Director; or

(g) if he becomes ineligible to be a Director in accordance with Section 137 of the Law.

34.2 If the Company in general meeting removes any Director before the expiration of his period of office, it or the Board may appoint another person to be a Director in his stead who shall retain his office so long only as the Director in whose stead he is appointed would have held the same if he had not been removed. Such removal shall be without prejudice to any claims such Director may have for damages for breach of any contract of service between him and the Company.

35. PROCEEDINGS OF DIRECTORS

35.1 The Board may meet for the dispatch of business adjourn and otherwise regulate its meetings as it thinks fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman at the meeting shall have a second or casting vote.

35.2 A Director in communication with one or more other Directors so that each Director participating in the communication can hear or read what is said or communicated by each of the others, is deemed to be present at a meeting with the other Directors so participating and, where a quorum is present, such meeting shall be treated as a validly held meeting of the Board and shall be deemed to have been held in the place where the chairman is present.

35.3 The Board shall also determine the notice necessary for its meetings and the persons to whom such notice shall be given.

35.4 A meeting of the Board at which a quorum is present shall be competent to exercise all powers and discretions exercisable by the Board.

35.5 The continuing Directors may act notwithstanding any vacancy but, if and so long as their number is reduced below the minimum number fixed pursuant to these Articles, the continuing Directors may act for the purpose of increasing the number of Directors to that number or of summoning a general meeting but for no other purpose. If there be no Directors able or willing to act, then any Member may summon a general meeting for the purpose of appointing Directors.

35.6 The Board may elect a chairman of their meetings and determine the period for which he is to hold office. If no such chairman be elected or if at any meeting the chairman be not present within five (5) minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

35.7 The Board may delegate any of their powers to committees consisting of such one or more Directors as they think fit. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Board. Subject thereto, this Article 35 shall apply mutatis mutandis to the proceedings of such committees.

35.8 The quorum necessary for the transaction of the business of the Board may be fixed by the Board and unless so fixed shall be two (2) except that where the minimum number of Directors has been fixed at one a sole Director shall be deemed to form a quorum. For the purposes of this Article an alternate appointed by a Director shall be counted in a quorum at a meeting at which the Director appointing him is not present.

35.9 A resolution in writing signed by each Director (or his alternate) entitled to receive notice of a meeting of the Board or by all the members of a committee shall be as valid and effectual as a resolution passed at a meeting of the Board or committee. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors or members of the committee and may be transmitted to the Company by facsimile.

36. EXECUTIVE DIRECTORS

36.1 The Board may at any time appoint one or more of their body to be holder of any executive office including the office of managing Director on such terms and for such periods as they may determine.

36.2 The appointment of any Director to any executive office shall be subject to termination if he ceases from any cause to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

36.3 The Board may entrust to and confer upon a Director holding any executive office any of the powers exercisable by the Board upon such terms and conditions and with such restrictions as it thinks fit either collaterally with or to the exclusion of their own powers and may at any time revoke withdraw alter or vary all or any of such powers.

37. SECRETARY

37.1 A Secretary may be appointed by the Board for such term at such remuneration and upon such conditions as the Board may think fit; and any Secretary may be removed by the Board but without prejudice to any claim which he may have for damages for breach of any contract of service between him and the Company.

37.2 A Secretary shall have such duties as may be mandated by the Law and such other duties, responsibilities and powers as shall be agreed by the Board and the Secretary.

37.3 Any provision of the Law or these Articles requiring or authorising a thing to be done by a Director and the Secretary shall be satisfied by its being done by the same person acting both as Director and as or in the place of the Secretary.

38. RESIDENT AGENT

If Part XXIX of the Law applies to the Company, the Board shall ensure that a resident agent is appointed in accordance with the Law.

39. THE SEAL

If the Board determines to maintain a Seal, it shall provide for the safe custody of the Seal which shall only be used by authority of the Board or of a committee and every instrument to which the Seal shall be affixed shall be signed by any such persons as are authorised by the Board in that behalf. The Board may authorise the use of a duplicate or facsimile Seal for use outside Guernsey in such manner as the Board may at its discretion determine.

40. COMMON SIGNATURE

The common signature of the Company may be either:-

40.1 the name of the Company with the addition of the signature(s) of one or more of the Directors or officers of the Company authorised generally or specifically by the Board for such purpose, or such other person or persons as the Board may from time to time appoint; or

40.2 if the Board resolves that the Company shall have a Seal, it shall be affixed in such manner as these Articles or the Board may from time to time provide.

41. AUTHENTICATION OF DOCUMENTS

Any Director or the Secretary or any person appointed by the Board for the purpose shall have power to authenticate any documents affecting the Company (including the Memorandum and these Articles) and any resolutions passed by the Company or the Board and any books records documents and accounts relating to the business of the Company and to certify copies or extracts as true copies or extracts; and where any books records documents or accounts are elsewhere than at the Office the local manager or other Officer of the Company having their custody shall be deemed to be a person appointed by the Board as aforesaid.

42. DIVIDENDS

42.1 Subject to compliance with Section 304 of the Law, the Board may at any time declare and pay such dividends as appear to be justified by the position of the Company. The Board may also declare and pay any fixed dividend which is payable on any shares of the Company half-yearly or otherwise on fixed dates whenever the position in the opinion of the Board so justifies.

42.2 The method of payment of dividends shall be at the discretion of the Board.

42.3 No dividend shall be paid in excess of the amounts permitted by the Law or approved by the Board.

42.4 Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall be declared and paid pro rata according to the number of shares held by each Member.

42.5 The Board may deduct from any dividend payable to any Member on or in respect of a share all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

42.6 The Board may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the liabilities or obligations in respect of which the lien exists.

42.7 The Board may retain dividends payable upon shares in respect of which any person is entitled to become a Member until such person has become a Member.

42.8 With the sanction of the Company in general meeting, any dividend may be paid wholly or in part by the distribution of specific assets and, in particular, of paid-up shares of the Company. Where any difficulty arises in regard to such distribution, the Board may settle the same as it thinks expedient and in particular may issue fractional shares and fix the value for distribution of such specific assets and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of Members and may vest any such specific assets in trustees for the Members entitled as may seem expedient to the Board.

42.9 Any dividend, interest or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post to the registered address of the holder or, in the case of joint holders, to the registered address of that one of the joint holders who is first named on the Register. Any one of two or more joint holders may give effectual receipts for any dividends, interest or other moneys payable in respect of their joint holdings.

42.10 No dividend or other moneys payable on or in respect of a share shall bear interest against the Company.

42.11 All unclaimed dividends may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends unclaimed for a period of six (6) years after having been declared shall be forfeited and shall revert to the Company.

43. RESERVES

The Board may, before recommending any dividend, set aside such sums (out of profits or otherwise) as it thinks proper as reserves which shall, at the discretion of the Board, be applicable for any purpose to which such sums may be properly applied and, pending such application, may either be employed in the business of the Company or be invested in such investments as the Board may at any time think fit. The Board may also, without placing the same to reserve, carry forward any profits or other sums which it may think prudent not to distribute.

44. CAPITALISATION OF PROFITS

44.1 The Company in general meeting may, upon the recommendation of the Board, resolve that it is desirable to capitalise any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account or otherwise available for distribution and accordingly that such sums be set free for distribution amongst the Members who would have been entitled thereto if distributed and in the same proportions on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such Members respectively or paying up in full unissued shares of the Company to be allotted and distributed credited as fully paid to and amongst such Members.

44.2 Whenever such resolution shall have been passed, the Board shall make all appropriations and applications of the reserves or profits resolved to be capitalised and all allotments and issues of fully-paid shares and generally shall do all things required to give effect thereto with full power to the Board to make such provision by payment in cash or otherwise as it thinks fit for the case of shares becoming distributable in fractions and also to authorise any person to enter on behalf of all Members entitled thereto into an agreement with the Company providing for the allotment to them respectively credited as fully paid of any further shares to which they may be entitled upon such capitalisation or (as the case may require) for the payment up by the Company on their behalf by the application thereto of their respective proportions of the amounts resolved to be capitalised of the amounts or any part of the amounts remaining unpaid on their existing shares and any agreement made under such authority shall be effective and binding on all such Members.

45. ACCOUNTS AND REPORTS

45.1 The Board shall maintain accounting records and issue reports in accordance with Part XV of the Law.

45.2 The Company shall keep accounting records which are sufficient to show and explain its transactions and are such as to:-

(a) disclose with reasonable accuracy, at any time, the financial position of the Company at that time; and

(b) enable the Board to ensure that any accounts prepared by the Company are prepared properly and in accordance with any relevant enactment for the time being in force.

45.3 The Company's accounting records shall be kept:-

(a) at the Office; or

(b) at such other place as the Board thinks fit.

45.4 If accounting records are kept at a place outside Guernsey, returns in respect of the business dealt with in the accounting records shall be sent to and kept at a place in Guernsey and those returns shall be such as to:-

(a) disclose with reasonable accuracy the financial position of the business in question at intervals of not more than six (6) months; and

(b) enable the Board to ensure that any accounts prepared by the Company are prepared properly and in accordance with any relevant enactment for the time being in force.

45.5 Accounting records (and, where returns are sent, returns) shall be kept by the Company for a period of at least six (6) years after the date on which they are made.

45.6 Accounting records (and, where returns are sent, returns) shall at all reasonable times be open to inspection by any Director, Secretary or officer of the Company at the place at which they are kept.

45.7 Subject to Section 244 of the Law, the Board of the Company shall prepare accounts of the Company for each of the Company's financial years.

45.8 The accounts shall include:-

(a) a profit and loss account; and

(b) a balance sheet.

45.9 The accounts shall:-

(a) give (and state that they give) a true and fair view;

(b) be in accordance (and state that they are in accordance) with generally accepted accounting principles and state which principles have been adopted; and

(c) comply (and state that they comply) with any relevant enactment for the time being in force.

45.10 The accounts shall be approved by the Board and signed on by at least one (1) Director.

45.11 If the Company is a holding company, the Directors may, if they think fit, prepare consolidated accounts for that Company and all or any of its subsidiaries in accordance with Section 244 of the Law.

45.12 The Board shall prepare a Directors' report for each of the Company's financial years.

45.13 The Directors' report must state the principal activities (if any) of the Company in the course of the financial year and may be in summary form.

45.14 The directors of associated companies may, if they think fit, combine their Directors' reports, and if the combined report states the principal activities of all associated companies, the requirements of this Article are satisfied.

45.15 This Article applies to the Company unless it is exempt from audit in accordance with Section 256 of the Law for the financial year in question.

45.16 The Directors' report must contain a statement to the effect that, in the case of each of the persons who are Directors at the time the report is approved:-

(a) so far as the Director is aware, there is no relevant audit information of which the Auditors are unaware; and

(b) he has taken all the steps he ought to have taken as a Director to make himself aware of any relevant audit information and to establish that the Auditors are aware of that information.

45.17 A Director is regarded as having taken all the steps that he ought to have taken as a Director in order to do the things mentioned in Article 45.16(b) if he has:-

(a) made such enquiries of his fellow Directors and of the Auditors for that purpose; and

(b) taken such other steps (if any) for that purpose, as are required by his duty as a Director of the Company to exercise reasonable care, skill and diligence.

45.18 In this Article relevant audit information means information needed by the Auditors in connection with preparing their report.

45.19 Should the Members of the Company elect to exempt the Company from audit in accordance with Section 256 of the Law, the Directors' report must state that its accounts are exempt from the requirement to be audited and have not been audited.

45.20 The Company must send to each Member of the Company within twelve (12) months after the end of the financial year to which they relate a copy of:-

(a) the accounts;

(b) the Directors' report; and

(c) the Auditors' report (where one is required under Part XVI of the Law).

45.21 The Company must send to a Member or officer of the Company within seven (7) days after the date on which the Member or officer makes such a request, provided that he has not previously made such a request within that financial year, a copy of the most recent:-

(a) accounts;

(b) Directors' report; and

(c) Auditors' report (where one is required under Part XVI of the Law).

45.22 If the Company holds a general meeting under Section 199 of the Law, it shall lay before that meeting, copies of its most recent:-

(a) accounts;

(b) Directors' report; and

(c) Auditors' report (where one is required under Part XVI of the Law).

46. AUDIT

46.1 Subject to Section 256 of the Law, the Members may resolve to exempt the Company from the requirement to appoint Auditors. Whilst the Company continues as an unaudited company, the provisions of the Law in so far as they relate to the appointment of Auditors, the duties of Auditors and the report of Auditors shall be suspended and cease to have effect.

46.2 Subject to Article 46.1 above, Auditors shall be engaged in accordance with Part XVI of the Law.

47. NOTICES

47.1 A notice or other communication may be given by the Company to any Member either personally or by sending it by prepaid post addressed to such Member at his registered address (or, subject to Article 47.7, in electronic form) or if he desires that notices shall be sent to some other address or person to the address or person nominated for such purpose.

47.2 Any notice or other document, if served by post (including registered post, recorded delivery service or ordinary letter post), shall be deemed to have been served on the third day after the day on which the same was posted from Guernsey to an address in the United Kingdom, the Channel Islands or the Isle of Man and, in any other case, on the seventh day following that on which the same was posted.

47.3 Service of a document sent by post shall be proved by showing the date of posting, the address thereon and the fact of pre-payment.

47.4 Any notice or other document, if transmitted by electronic communication, facsimile transmission or other similar means which produce or enable the production of a document containing the text of the communication, shall be regarded as served when it is received.

47.5 A notice may be given by the Company to the joint holders of a share by giving the notice to the joint holder first named in the Register in respect of the share.

47.6 Any notice or other communication sent to the address of any Member shall, notwithstanding the death, disability or insolvency of such Member and whether the Company has notice thereof, be deemed to have been duly served in respect of any share registered in the name of such Member as sole or joint holder and such service shall, for all purposes, be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in any such share.

47.7 All Members shall be deemed to have agreed to accept communication from the Company by electronic means in accordance with Sections 524 and 526 and Schedule 3 of the Law unless a Member notifies the Company otherwise. Notice under this Article must be in writing and signed by the Member and delivered to the Company's Office or such other place as the Board directs.

48. WINDING UP

48.1 The Company shall be wound up in any of the circumstances specified in the Law and assets available for distribution to Members shall, subject to any special terms of issue, be distributed according to the number of shares held by each Member.

48.2 If the Company shall be wound up, whether voluntarily or otherwise, the Liquidator may, with the sanction of a special resolution, divide among the Members in specie any part of the assets of the Company and may, with the like sanction, vest any part of the assets of the Company in trustees upon such trusts for the benefit of the Members as the Liquidator, with the like sanction, shall think fit.

48.3 If any of the securities or other assets to be divided as aforesaid involve a liability to calls or otherwise, any person entitled under such division to any of the said assets may, within fourteen (14) clear days after the passing of the special resolution, by notice in writing, direct the Liquidator to sell his proportion and pay him the net proceeds and the Liquidator shall, if practicable, act accordingly.